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As filed with the U.S. Securities and Exchange Commission on July 29, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QLT INC.
(Exact name of registrant as specified in its charter)

British Columbia, Canada (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Dori Assaly
Vice President, Legal Affairs and Corporate Secretary
QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Raymond O. Gietz Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153 (212) 310-8702	Mia Bacic McCullough O'Connor Irwin LLP Suite 2600, Oceanic Plaza 1066 West Hastings Street Vancouver, BC V6E 3X1 (604) 687-7077	Timothy Ruane Chief Executive Officer InSite Vision Incorporated 965 Atlantic Avenue Alameda, California 94501 (510) 965-8800	Timothy R. Curry Jonn R. Beeson Jones Day 1755 Embarcadero Road Palo Alto, California 94303 (650) 739-3939

Approximate date of commencement of the proposed sale of the securities to the public:
As soon as practicable after this Registration Statement becomes effective and upon completion of the
Merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer	Smaller reporting company
☐	☒	☐ (Do not check if a smaller reporting company)	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)    ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)    ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee

Common Shares, without par value	8,568,541(1)	Not Applicable	$33,024,586.25(2)	$3,837.46(3)

(1)
Represents the estimated maximum number of the registrant's common shares to be issuable in connection with the Merger described herein and is the product obtained by multiplying (a) the exchange ratio of 0.048 under the Merger Agreement by (b) 178,511,277, which is the sum of (i) the 131,951,033 shares of InSite Vision Incorporated ("InSite") common stock issued and outstanding, (ii) the 23,333,902 shares of InSite common stock issuable upon exercise of warrants issued by InSite, and (iii) the 23,226,342 shares of InSite common stock underlying options to purchase shares of InSite common stock, in each case as of July 22, 2015.

(2)
Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f)(1) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the registrant's common shares was calculated based upon the market value of shares of InSite common stock (the securities to be cancelled in the Merger) in accordance with Rule 457(c) under the Securities Act as follows: the product of (a) $0.185, the average of the bid and asked prices per share of InSite common stock on July 22, 2015, as quoted on the over-the-counter bulletin board market and (b) 178,511,277, the estimated number of shares of InSite common stock issued and outstanding, issuable or reserved and available for issuance as described above.

(3)
Determined in accordance with Section 6(b) of the Securities Act at a rate equal to $116.20 per $1,000,000 of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is subject to completion and amendment. A registration statement relating to the securities described in this proxy statement/prospectus has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED JULY 29, 2015

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear InSite Vision Incorporated Stockholders:

        QLT Inc. ("QLT") and InSite Vision Incorporated ("InSite") have entered into an Agreement and Plan of Merger, dated as of June 8, 2015, as amended and restated as of July 16, 2015 (as amended and restated, the "Merger Agreement"), under which an indirect wholly owned subsidiary of QLT will be merged with and into InSite, and InSite will continue as the surviving corporation in the merger as an indirect wholly owned subsidiary of QLT (the "Merger"). If the Merger is completed, InSite stockholders will receive, in exchange for each share of InSite common stock owned immediately prior to the Merger, 0.048 of a validly issued, fully paid and non-assessable common share of QLT (the "Merger Consideration"). For InSite stockholders, the transaction represents a 27% premium based on the closing stock prices of InSite and QLT as of June 5, 2015, the last trading day prior to the announcement of the Merger. Based on the number of shares of InSite common stock outstanding as of June 4, 2015, and the number of QLT common shares outstanding as of June 4, 2015, it is expected that, immediately after completion of the Merger, former InSite stockholders will own approximately 11.5% of the outstanding QLT common shares. QLT is a party to a share purchase agreement pursuant to which certain co-investors have agreed to purchase newly issued QLT common shares following the completion of the Merger and subject to the terms and conditions of the share purchase agreement. Former InSite stockholders would own approximately 9.3% of the outstanding QLT common shares following the issuance of the QLT common shares to these co-investors. The QLT common shares are traded, and following the Merger will continue to be traded, on the NASDAQ Stock Market under the symbol "QLTI" and on the Toronto Stock Exchange under the symbol "QLT," and the shares of InSite are traded on the OTC Bulletin Board under the symbol "INSV."

        InSite will hold a special meeting of its stockholders to vote on certain matters in connection with the proposed merger. The special meeting will be held at 10:00 a.m., local time, on                        , 2015, at the principal executive offices of InSite, 965 Atlantic Avenue, Alameda, California, 94501. At the special meeting, InSite stockholders will be asked to adopt the Merger Agreement. In addition, InSite stockholders will be asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger and to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement.

        The exchange of the Merger Consideration for InSite common stock in the Merger should be a taxable transaction for U.S. federal income tax purposes and may also be taxable under state, local and non-U.S. income and other tax laws. We encourage InSite stockholders to carefully review the information under "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus for a description of certain U.S. federal income tax consequences of the Merger.

        We cannot complete the Merger without the adoption of the Merger Agreement by InSite stockholders. It is important that your shares be represented and voted regardless of the size of your holdings. Whether or not you plan to attend the special meeting, we urge you to submit a proxy to have your shares voted in advance of the special meeting by using one of the methods described in the accompanying proxy statement/prospectus.

        The InSite Board of Directors unanimously recommends that InSite stockholders vote "FOR" the adoption of the Merger Agreement, "FOR" the approval, on a non-binding, advisory basis, of the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger and "FOR" the adjournment of the InSite special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement.

        The accompanying proxy statement/prospectus provides important information regarding the special meeting and a detailed description of the Merger Agreement, the Merger, a number of other transactions and agreements, and the matters to be presented at the special meeting. We urge you to read the accompanying proxy statement/prospectus carefully and in its entirety. Please pay particular attention to "Risk Factors" beginning on page 22 of the accompanying proxy statement/prospectus.

        We thank you for your consideration and continued support.

Sincerely,

Timothy Ruane
 Chief Executive Officer and Member of the Board

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the transactions described in the accompanying proxy statement/prospectus or determined that the accompanying proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated                        , 2015, and is first being mailed to InSite stockholders on or about                        , 2015.

965 Atlantic Avenue
Alameda, California 94501

Notice of Special Meeting of InSite Stockholders
To be held on                        , 2015

To the Stockholders of InSite Vision Incorporated:

NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of InSite Vision Incorporated, a Delaware corporation ("InSite") will be held at 10:00 a.m., local time, on                        , 2015, at the principal executive offices of InSite, 965 Atlantic Avenue, Alameda, California, 94501 for the following purposes:

  1.
  To consider and vote on a proposal (the "Merger Proposal") to adopt the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated as of July 16, 2015, among InSite, QLT Inc., a corporation incorporated under the laws of British Columbia ("QLT"), and Isotope Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of QLT ("Merger Sub"), which provides for the merger of Merger Sub with and into InSite, with InSite surviving the merger as an indirect wholly owned subsidiary of QLT (the "Merger").

  2.
  To approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger.

  3.
  To consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

The foregoing items are more fully described in the proxy statement/prospectus accompanying this notice.

The board of directors of InSite (the "InSite Board of Directors") (i) approved the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (iii) directed that the Merger Agreement be submitted to the InSite stockholders for adoption at the special meeting and (iv) recommended that InSite stockholders adopt the Merger Agreement.

Accordingly, the InSite Board of Directors recommends that InSite stockholders vote "FOR" the Merger Proposal, "FOR" the proposal approving, on a non-binding, advisory basis, the compensation that will or may be made by InSite to its named executive officers in connection with the Merger, and "FOR" the proposal approving the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

The InSite Board of Directors has fixed the close of business on                        , 2015 as the record date for determining the stockholders entitled to receive notice of and vote at the special meeting and any adjournment or postponement thereof.

Please carefully read the accompanying proxy statement/prospectus, which describes the matters to be voted upon at the special meeting and how to vote your shares. The prompt return of your proxy card and voting instructions will assist InSite in preparing for the special meeting.

By Order of the Board of Directors, Timothy Ruane Chief Executive Officer and Member of the Board

Alameda, California
                                    , 2015

If you have any questions concerning the Merger, the Merger Agreement or other matters to be considered at the special meeting, would like additional copies of this document or need help voting your shares, please contact InSite's proxy solicitor:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and brokers please call: (212) 269-5550
All others please call: (800) 820-2146

 ADDITIONAL INFORMATION

        This proxy statement/prospectus incorporates by reference important business and financial information about QLT from documents that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see "Where You Can Find More Information" beginning on page 247.

        These documents are available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from QLT at the following address and telephone number:

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000
Attn: Investor Relations

        If you would like to request documents, please do so by                        , 2015, in order to receive them before the special meeting of InSite stockholders. For a more detailed description of the information incorporated by reference in the proxy statement/prospectus and how you may obtain it, see "Where You Can Find More Information" beginning on page 247 of the proxy statement/prospectus.

 ABOUT THIS PROXY STATEMENT/PROSPECTUS

        References to this "proxy statement/prospectus" means the proxy statement/prospectus described below.

        This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the "SEC") by QLT, constitutes a prospectus of QLT under Section 5 of the Securities Act of 1933, as amended (the "Securities Act"), with respect to the QLT common shares to be issued or that are issuable pursuant to the Merger described herein. This proxy statement/prospectus does not constitute a prospectus of QLT under applicable Canadian securities laws. This proxy statement/prospectus also constitutes a proxy statement of InSite under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This proxy statement/prospectus constitutes a notice of meeting with respect to the special meeting of InSite stockholders.

        You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated                         , 2015. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither InSite's mailing of this proxy statement/prospectus to InSite stockholders nor the issuance by QLT of common shares necessary to effect the Merger will create any implication to the contrary.

        This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding InSite has been provided by InSite, and information contained in this proxy statement/prospectus regarding QLT has been provided by QLT.

i

ii

iii

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act and Section 21E of the Exchange Act, and may be forward-looking information as defined under applicable Canadian securities legislation (collectively, "forward-looking statements").

        These forward-looking statements are often identified by the words "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated," "aim," "on track," "target," "opportunity," "tentative," "positioning," "designed," "create," "predict," "project," "seek," "would," "could," "potential," "continue," "ongoing," "upside," "increases," "potential," and the negative of these terms or other comparable or similar terminology or expressions.

        Although each of QLT and InSite believes its forward-looking statements are reasonable, they are subject to important risks and uncertainties. Those include, without limitation:

        With respect to the operations of QLT and InSite:

  •
  general economic conditions and conditions affecting the industries in which QLT and InSite operate;

  •
  the commercial success of QLT's and InSite's products;

  •
  QLT's ability to successfully integrate InSite's operations and employees with QLT's existing business; and

  •
  QLT's and InSite's research and development risks, including with respect to QLT091001, QLT's lead retinoid product candidate, for the treatment of inherited retinal diseases, and InSite's efforts to develop and obtain U.S. Food and Drug Administration ("FDA") approval of BromSite™, AzaSite Plus™ and DexaSite™, and the combined company's ability to successfully commercialize, either alone or with partners, such product candidates.

        With respect to the Merger:

  •
  expectations regarding whether the Merger will be consummated, including whether conditions to the consummation of the Merger will be satisfied;

  •
  expected synergies and other benefits, including financial and strategic benefits, to the combined company, the current InSite stockholders and the current QLT shareholders of the Merger;

  •
  expectations for other economic, business, and/or competitive factors;

  •
  the expected tax consequences to the current stockholders of InSite and the current QLT shareholders and the expected accounting treatment for the Merger;

  •
  difficulties related to the integration of InSite and QLT operations;

  •
  the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners;

  •
  QLT's current intention to make certain distributions to its shareholders; and

  •
  other adverse events, changes in applicable laws or regulations, competition from other biotechnology companies, any or all of which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.

        These forward-looking statements may be affected by risks and uncertainties in the businesses of InSite and QLT and market conditions, including that the assumptions upon which the forward-looking statements in this proxy statement/prospectus and the documents incorporated by reference herein are based may be incorrect in whole or in part. These forward-looking statements are qualified in their entirety by cautionary statements and risk factor disclosure contained in this proxy statement/prospectus under the section captioned "Risk Factors" as well as in filings made by QLT with the SEC and on the System for Electronic Document Analysis Retrieval ("SEDAR"), including QLT's most recent annual report on Form 10-K (as amended), quarterly reports on Form 10-Q and current reports on Form 8-K. Both QLT and InSite wish to caution readers that certain important factors may have affected and could in the future affect their actual results and could cause their actual results for subsequent periods to differ materially from those expressed in or implied by any forward-looking statement made by or on behalf of QLT or InSite, including that the Merger may not be consummated on the timeline anticipated by QLT and InSite or at all. The forward-looking information is made as of the date hereof and, except as required by law, neither QLT nor InSite undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date hereof.

 QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

        Set forth below are questions that you, as a stockholder of InSite, may have regarding the Merger and the other matters to be considered at the special meeting of stockholders of InSite. InSite and QLT urge you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Merger and the other matters to be considered at the special meeting. Additional important information is also contained in the Annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. All references in this proxy statement/prospectus to "InSite" refer to InSite Vision Incorporated, a Delaware corporation; all references in this proxy statement/prospectus to "QLT" refer to QLT Inc., a British Columbia corporation; and all references to the "Merger Agreement" refer to the Agreement and Plan of Merger, dated as of June 8, 2015, as amended and restated as of July 16, 2015, by and among InSite, QLT and Isotope Acquisition Corp., a Delaware corporation ("Merger Sub"), providing for the merger of Merger Sub with and into InSite, with InSite surviving the merger as an indirect wholly owned subsidiary of QLT (the "Merger"), a copy of which is included as Annex A to this proxy statement/prospectus. QLT, following completion of the Merger, is sometimes referred to in this proxy statement/prospectus as the "combined company." All references to USD or $ are to United States dollars, and all references to CAD$ are to Canadian dollars.

General Questions and Answers

Q:
Why am I receiving this proxy statement/prospectus?

A:
InSite and QLT have agreed to the acquisition of InSite by QLT pursuant to the terms of the Merger Agreement. In order to effect this acquisition, an indirect wholly owned subsidiary of QLT, Merger Sub, will be merged with and into InSite. InSite will be the surviving corporation and, as a result of the Merger, will become an indirect wholly owned subsidiary of QLT. Upon completion of the Merger, stockholders of InSite will receive common shares of QLT in exchange for their InSite common stock.

  In order to complete the Merger, InSite stockholders must adopt the Merger Agreement. InSite will hold the special meeting to obtain this approval. This proxy statement/prospectus contains important information about the Merger and the special meeting and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting. Your vote is very important. The board of directors of InSite (the "InSite Board of Directors") encourages you to vote as soon as possible.

Q:
Why was the Merger proposed?

A:
In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the InSite Board of Directors considered a number of factors. The combined company will create an ophthalmic specialty pharmaceutical company with a diversified portfolio of products, broad development capabilities and innovative platform technologies. The combined company is expected to prioritize the development and commercialization of InSite's BromSite™, AzaSite Plus™ and DexaSite™ programs and QLT's synthetic retinoid program, increase product diversity in the longer term and improve InSite's balance sheet strength.

  Additionally, InSite faces significant challenges related to its lack of financial resources. Absent the transactions contemplated by the Merger Agreement, including the secured line of credit of up to $9,853,333 granted by QLT to InSite, InSite expected that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements would have only been adequate to fund its operations until approximately July 2015.

  A detailed discussion of the background of, and reasons for, the Merger is included herein under "The Merger—Background of the Merger" and "The Merger—InSite's Reasons for the Merger and Recommendation of the InSite Board of Directors."

Q:
What will InSite stockholders receive in the Merger?

A:
Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the "Effective Time"), each share of InSite common stock issued and outstanding immediately prior to the Effective Time (except shares owned or held in treasury by InSite, shares owned by any direct or indirect subsidiary of InSite, shares owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT or shares owned by InSite stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law (the "DGCL")) will be cancelled and will be automatically converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT (the "Merger Consideration"). As of                                    , 2015, which was the last trading day prior to the date of this proxy statement/prospectus, the closing price of InSite's common stock was $            per share, which would have resulted in a per share Merger Consideration of $                        . The price of QLT common shares at the closing of the Merger may vary from the price as of                        , 2015.

Q:
How will fractional shares be treated?

A:
No fractional shares will be issued in connection with the Merger. InSite's stockholders will receive cash in lieu of any fractional shares in the Merger pursuant to the terms of the Merger Agreement.

Q:
Does QLT intend to make distributions on the QLT common shares following the Merger?

A:
On June 8, 2015, QLT publicly announced that its Board of Directors had approved the distribution of $70 million to QLT shareholders as a return of capital. QLT intends to effect the return of capital through the two transactions described below.

  On June 8, 2015, QLT announced that it had entered into an agreement with, among other parties, Aguono Limited, a newly-formed private limited company incorporated in Ireland that will be re-registered as a public limited company and renamed Aralez Pharmaceuticals plc ("Aralez"). Aralez will be the holding company resulting from the pending merger transaction between Tribute Pharmaceuticals Canada Inc., a corporation incorporated under the laws of the Province of Ontario ("Tribute"), and POZEN Inc., a Delaware corporation ("Pozen"), that also was publicly announced on June 8, 2015. Aralez's shares are expected to trade on the NASDAQ Stock Market ("NASDAQ") and the Toronto Stock Exchange (the "TSX").

  QLT's agreement with Aralez provides that, among other things, subject to the terms and conditions set forth therein, Aralez will issue and sell to QLT fully paid and non-assessable ordinary shares of Aralez, $0.001 nominal value per share (each, an "Aralez Share" and collectively, the "Aralez Shares"), for an aggregate purchase price of $45 million at a price per share of $7.20. QLT currently intends, following the purchase of the Aralez Shares, and following the closing of the Merger, to effect a special election distribution to each of its shareholders payable, at the election of each such shareholder, in either Aralez Shares or cash, subject to possible pro-ration (the "Aralez Distribution").

  The Aralez Distribution is subject to a number of conditions, many of which are outside the control of QLT. If the Merger is consummated and thereafter the Aralez Distribution is consummated, an InSite stockholder that receives QLT common shares in the Merger would be eligible to participate in the Aralez Distribution if it continues to hold its QLT common shares as of the record date to be set by the board of directors of QLT (the "QLT Board of Directors") for purposes of the Aralez Distribution. The Aralez Distribution would be effected only following the completion of the issuance of Aralez Shares to QLT and the formal approval by the QLT Board of Directors of the Aralez Distribution, including the establishment of a record date for such purposes. If the merger between Tribute and Pozen is not consummated, and accordingly Aralez Shares are not issued to QLT, then the QLT Board of Directors will consider other methods to effect the return of capital to shareholders.

  On June 8, 2015, QLT also publicly announced that it intends to return an additional $25 million of capital to QLT shareholders following the closing of the Merger. QLT indends to effect such return of capital by the issuance of redeemable convertible notes (the "Convertible Notes") to its shareholders. It is anticipated that the Convertible Notes would be transferable but would not be listed on any stock exchange. The Convertible Notes would be issued only following the time the QLT Board of Directors formally approves the terms of the Convertible Notes and their issuance and establishes a record date for such purposes. If the Merger is consummated, an InSite stockholder that receives QLT common shares in the Merger will be eligible to receive its pro rata portion of the Convertible Notes if the QLT Board of Directors formally approves the terms of the Convertible Notes and their issuance and the former InSite stockholder continues to hold its QLT common shares as of the record date to be set by the QLT Board of Directors for purposes of the issuance of the Convertible Notes.

  The Aralez Distribution and the issuance of the Convertible Notes which may be effected by way of a reduction of paid-up capital on QLT common shares, reorganization of QLT's capital or other alternatives, all of which are subject to various conditions, including among other things, QLT obtaining shareholder approval by special resolution at an annual general and special meeting of QLT shareholders currently anticipated to be held in the second half of 2015. If the required QLT shareholder approval is not obtained or if the other conditions are not met, it is currently anticipated that QLT will effect the Aralez Distribution and the issuance of the Convertible Notes by way of a dividend in kind.

Q:
What percentage of the outstanding QLT common shares will InSite and QLT shareholders own following the Merger?

A:
Upon consummation of the Merger, the former stockholders of InSite are expected to own approximately 11.5% of the outstanding QLT common shares and the pre-merger shareholders of QLT are expected to own approximately 88.5% of the outstanding common shares of QLT.

  On June 8, 2015, at the time it publicly announced its execution and delivery of the Merger Agreement, QLT also announced that it had entered into a definitive Share Purchase and Registration Rights Agreement with third parties providing for certain other transactions, including the sale of $20.0 million of newly issued QLT common shares to a number of co-investors following completion of the Merger (the "Private Placement"). Following consummation of this share issuance, the former stockholders of InSite would own approximately 9.3% of the outstanding QLT common shares, the pre-merger shareholders of QLT would own approximately 75.1% of the outstanding QLT common shares and those co-investors in QLT would own approximately 15.6% of the outstanding QLT common shares. For a description of these matters, see "The Business of QLT—Recent Developments—Private Placement and Registration Rights Agreement" beginning on page 158 of this proxy statement/prospectus.

Q:
Are there any risks I should consider in deciding whether to vote for the adoption of the Merger Agreement?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled "Risk Factors" beginning on page 22 of this proxy statement/prospectus. You also should read and carefully consider the risk factors of QLT contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:
What conditions must be satisfied to complete the Merger?

A:
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.

  Completion of the Merger is subject to customary closing conditions, including, among other things, (i) the adoption of the Merger Agreement by InSite's stockholders, (ii) the absence of any legal restraints or prohibitions on the consummation of the Merger, (iii) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and (iv) the approval of the listing of the QLT common shares to be issued in the Merger on NASDAQ and the TSX, subject to official notice of issuance. In addition, QLT's and InSite's respective obligations to complete the Merger are subject to other specified conditions, including, (a) with respect to QLT's obligations (i) the FDA not having issued a written communication refusing to file the new drug application ("NDA") with respect to BromSite™ (the "BromSite NDA") for review by August 10, 2015, which is the 60th day following the FDA's receipt of the BromSite NDA, and (ii) the FDA not having asserted a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite by August 24, 2015, which is the 74th day following the FDA's receipt of the BromSite NDA, (b) with respect to InSite's obligations, QLT not having taken any action that would reasonably be expected to cause QLT to be treated as a "domestic corporation" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), as a result of the Merger and (c) with respect to the respective obligations of QLT and InSite, (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (ii) compliance of the other party with its covenants under the Merger Agreement in all material respects, and (iii) no events having occurred that would have a material adverse effect on the other party.

Q:
When is the Merger expected to be completed?

A:
InSite and QLT are working to complete the Merger during the second half of 2015. However, the Merger is subject to a number of conditions and it is possible that factors both within and outside the control of both companies could result in the transactions being completed at a later time, or not at all. See "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 117 and "Risk Factors" beginning on page 22 of this proxy statement/prospectus.

Q:
What will happen if the Merger is not completed?

A:
If the Merger is not completed, the InSite stockholders will not receive any consideration for their shares of InSite common stock. Instead, both QLT and InSite will remain independent public companies; QLT common shares will continue to be listed and traded on NASDAQ and the TSX and InSite common stock will continue to be traded on the OTC Bulletin Board (the "OTCBB"). Under specified circumstances, InSite may be required to pay QLT a termination fee of $1,170,000 (which is referred to in this proxy statement/prospectus as the "Termination Fee"). For more information regarding the Termination Fee, see "The Merger Agreement—Termination of the Merger Agreement" of this proxy statement/prospectus.

  Additionally, InSite will face significant challenges related to its lack of financial resources if the Merger is not completed. Absent the transactions contemplated by the Merger Agreement, including the secured line of credit of up to $9,853,333 granted by QLT to InSite, InSite expected that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements would have only been adequate to fund its operations until approximately July 2015. InSite's obligation to repay all borrowing under the secured line of credit from QLT will accelerate and become due and payable on the occurrence of any event of default or on the termination of the Merger Agreement under certain circumstances, including if (1) QLT terminates the Merger Agreement as a result of the InSite Board of Directors (A) changing or withdrawing its recommendation that the stockholders of InSite vote in favor of adoption of the Merger Agreement (the "InSite Board Recommendation") following the time of its receipt of a Superior Proposal (as defined in the Merger Agreement) or (B) failing to reaffirm the InSite Board Recommendation within five days of QLT requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement), (2) InSite terminates the Merger Agreement to engage in a competing transaction, or (3) InSite completes a competing transaction following certain termination events under the Merger Agreement. If the Merger Agreement is terminated other than for the reasons described above, any amounts drawn by InSite under the Secured Note will become due and payable to QLT 12 months following such termination (subject to acceleration in certain circumstances). If the Secured Note becomes due and payable, but InSite does not have sufficient cash to repay the outstanding amount, QLT may elect to exercise rights under its security interest in substantially all of InSite's assets. If the Merger is not completed and InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets. For more information regarding InSite's financial resources, see "InSite Management's Discussion and Analysis of Financial Condition and Results of Operations of InSite—Liquidity and Capital Resources" of this proxy statement/prospectus.

Q:
How will the combined company's business be different?

A:
The combined company will be a diversified, pure-play, late-stage ophthalmic pharmaceutical company designed to be well equipped to advance QLT's existing Phase III-ready Retinoid Program and InSite's additional late-stage assets. The combined company will be well-capitalized and, following the Merger, the acquisition and distribution of the Aralez Shares and the issuance of the Convertible Notes, is expected to have a cash balance of approximately $70.0 million, including newly invested capital from healthcare investors Broadfin Capital, LLC, JW Asset Management, LLC and EcoR1 Capital LLC.

Q:
What will be the composition of the QLT Board of Directors following the Merger?

A:
Following the consummation of the Merger, the QLT Board of Directors is expected to be comprised of (i) the members of the QLT Board of Directors as of the date hereof or, if QLT's annual general and special meeting is held on or prior to the consummation of the Merger, those individuals elected as directors by the shareholders of QLT at that annual general and special meeting, and (ii) Timothy McInerney, who is a member of the InSite Board of Directors as of the date hereof. It also is expected that the individual to be appointed as the Chief Executive Officer of QLT will also be elected as a director of QLT at the time of such appointment.

Q:
What will happen to InSite stock options?

A:
Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, each option to purchase shares of InSite common stock granted pursuant to the InSite Vision Incorporated 1994 Stock Option Plan, as amended and restated, and the InSite Vision Incorporated 2007 Performance Incentive Plan, that is outstanding and unexercised as of immediately prior to the Effective Time (the "InSite Options"), will automatically terminate and have no further effect, and the holder thereof will have no right to receive any consideration therefor. However, holders of any such options will have at least five days prior to the closing of the Merger to fully exercise their options. For more information regarding treatment of the InSite Options, see "The Merger Agreement—Treatment of InSite Options" of this proxy statement/prospectus.

Q:
What will happen to InSite warrants?

A:
Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, each warrant to purchase shares of InSite common stock (collectively, the "InSite Warrants") that is outstanding and unexercised immediately prior to the Effective Time will become converted into and become a warrant to purchase common shares of QLT at an adjusted exercise price and QLT will assume each such InSite Warrant, in each case in accordance with its terms. Pursuant to the terms of the outstanding InSite Warrants, as a result of the Merger, each holder of an InSite Warrant will have the right to elect to surrender his, her or its InSite Warrants to InSite as the surviving corporation of the Merger in return for a cash payment equal to the Black-Scholes value of such holder's InSite Warrants in lieu of continuing to hold his, her or its InSite Warrants, as adjusted for the Merger. For more information regarding treatment of the InSite stock options and warrants, see "The Merger Agreement—Treatment of InSite Warrants" of this proxy statement/prospectus.

Q:
What will happen to InSite's 12% Senior Secured Notes?

A:
As of June 30, 2015, InSite had outstanding $7.795 million aggregate principal amount of 12% Senior Secured Notes (the "InSite Notes"). On June 8, 2015, noteholders holding in the aggregate approximately $5.25 million in principal amount of the InSite Notes each entered into an Amendment, Waiver and Consent with InSite (collectively, the "Amendment, Waiver and Consent") whereby certain terms, including the maturity date, of all of the outstanding InSite Notes were amended. Under the Amendment, Waiver and Consent, the outstanding principal balance of the InSite Notes, together with all accrued and unpaid interest thereunder, becomes due and payable in a lump sum on the day which is the earlier to occur of (i) six months following the closing date of the Merger and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger. For more information regarding treatment of the InSite Notes, see "Secured Note" beginning on page 123 of this proxy statement/prospectus.

Q:
What are the material United States federal income tax consequences of the Merger?

A:
The receipt of the Merger Consideration pursuant to the Merger should be a taxable transaction for U.S. federal income tax purposes, although it is not entirely free from doubt. Generally, if the receipt of the Merger Consideration pursuant to the Merger is a taxable transaction and you are a U.S. holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus), for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between (i) the sum of the fair market value (as of the Effective Time) of the QLT common shares you receive plus any cash received in lieu of fractional shares of QLT common shares and (ii) your adjusted tax basis in the InSite common stock you exchange pursuant to the Merger. If the receipt of the Merger Consideration pursuant to the Merger is a taxable transaction and you are a non-U.S. holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus), the Merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States.

  Because individual circumstances may differ, it is recommended that you consult your own tax advisor to determine the particular tax effects of the Merger to you.

  You should read the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the Merger.

Q:
Are there any material Canadian federal income tax consequences regarding the receipt of QLT common shares by an InSite stockholder that is not resident in Canada?

A:
You should read the section entitled "Material Canadian Federal Income Tax Consequences" beginning on page 99 of this proxy statement/prospectus for a general summary of the principal Canadian federal income tax consequences applicable to the acquisition, holding or disposition of the QLT common shares by an InSite stockholder that is not resident in Canada.

Q:
Are stockholders entitled to seek appraisal rights if they do not vote in favor of the adoption of the Merger Agreement?

A:
Yes. InSite stockholders who do not vote in favor of the Merger Proposal, who continuously hold their shares of InSite common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of InSite common stock, as determined by the Delaware Court of Chancery, if the Merger is completed. For more information regarding appraisal rights, see the section entitled "Appraisal Rights" beginning on page 231 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex B to this proxy statement/prospectus. Failure to strictly comply with Section 262 of the DGCL may result in your waiver of, or inability to exercise, appraisal rights.

Questions and Answers about the Special Meeting

Q:
When and where will the special meeting be held?

A:
The special meeting will take place at 10:00 a.m., local time, on            , 2015, at the principal executive offices of InSite, 965 Atlantic Avenue, Alameda, California, 94501.

Q:
Who is soliciting my proxy to vote at the special meeting?

A:
The InSite Board of Directors is soliciting your proxy to vote at the special meeting. This proxy statement/prospectus summarizes the information you need to know to vote on the proposals to be presented at the special meeting.

Q:
Who is entitled to vote?

A:
Stockholders of record as of the close of business on                        , 2015, which is the record date for the special meeting, are entitled to vote at the special meeting. As of the close of business on the record date, there were                        shares of InSite common stock outstanding and entitled to vote at the special meeting.

Q:
How many shares must be present to hold the special meeting?

A:
Holders of a majority in voting power of the outstanding shares of InSite common stock entitled to vote at the special meeting must be present in person or represented by proxy at the special meeting in order to have the required quorum for transacting business. Abstentions and broker non-votes will be counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Q:
What vote is required for approval of the proposals in this proxy statement/prospectus, and what happens if I abstain?

A:
The following are the vote requirements:

•
Merger Proposal:  The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of InSite common stock entitled to vote as of the record date for the special meeting is required to approve the Merger Proposal. Accordingly, abstentions, failures to vote and broker non-votes, if any, will have the same effect as a vote against the Merger Proposal.

    Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of InSite—Broadfin Healthcare Master Fund, LTD ("Broadfin") and Nicky V LLC—who as of the record date for the special meeting owned in the aggregate                        shares of InSite common stock, or approximately                                    % of the shares of InSite common stock outstanding, entered into voting agreements with QLT. Pursuant to the voting agreements, among other things, each such stockholder agreed to vote (or cause to be voted) all shares of InSite common stock owned, indirectly or directly, whether beneficially or of record, by it in favor of the Merger Proposal.

  •
  Non-Binding, Advisory Approval of Compensation Payments:  The affirmative vote, in person or by proxy, of holders of a majority of the shares of InSite common stock represented at the special meeting and entitled to vote thereon is required to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger. An abstention will have the same effect as a vote against the proposal. Failures to vote and broker non-votes, if any, will have no effect on the proposal, assuming a quorum is present.

  •
  Adjournment of the Special Meeting:  The affirmative vote, in person or by proxy, of holders of a majority of the shares of InSite common stock represented at the special meeting and entitled to vote thereon is required to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting. An abstention will have the same effect as a vote against the proposal. Failures to vote and broker non-votes, if any, will have no effect on the proposal, assuming a quorum is present.

Q:
How does the InSite Board of Directors recommend that I vote my shares of InSite common stock on the proposals?

A:
The InSite Board of Directors recommends that stockholders vote:

•
"FOR" the Merger Proposal;

•
"FOR" the proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger; and;

•
"FOR" the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Q:
How do InSite's directors and executive officers intend to vote on the proposals set forth in this proxy statement/prospectus?

A:
As of                        , 2015, which is the record date for the special meeting, the directors and executive officers of InSite held and are entitled to vote, in the aggregate, approximately                        % of the aggregate voting power of the outstanding shares of InSite common stock.

  InSite believes that its directors and executive officers intend to vote all of their shares of InSite common stock "FOR" the proposals set forth in this proxy statement/prospectus.

Q:
How do I vote?

A:
You may vote in person at the special meeting. You may also vote by completing, signing, dating and mailing the enclosed proxy card in the envelope provided, or by Internet or telephone by following the instructions on the enclosed proxy card. If your shares of InSite common stock are held in the name of your broker, bank or other nominee, you should submit voting instructions to your bank, broker or other nominee. Please refer to the voting instruction card included in these proxy materials by your bank, broker or other nominee.

Q:
How many votes do I have?

A:
Each InSite stockholder is entitled to one vote for each share of common stock held by such stockholder as of the record date.

Q:
Can I change my vote?

A:
Yes, if you are a holder of record as of the applicable record date, you can change your vote or revoke your proxy at any time before the special meeting by:

•
notifying InSite's Secretary in writing before the special meeting that you have revoked your proxy;

•
submitting a valid, later-dated proxy via the Internet or by telephone before 11:59 p.m., Eastern Time, on                                    , 2015, or by mailing a later-dated, new proxy card; or

•
voting in person at the special meeting.

  Any such written notice must be received by InSite's Secretary at InSite's principal executive offices at InSite Vision Incorporated, 965 Atlantic Avenue, Alameda, California 94501.

  If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by them if you wish to change your vote.

Q:
Why am I being asked to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger?

A:
The SEC has adopted rules that require InSite to seek a non-binding, advisory vote on the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger. InSite urges its stockholders to read the section entitled "InSite Executive Officer and Director Compensation—Compensation Discussion and Analysis" beginning on page 209 of this proxy statement/prospectus, which describes in more detail how InSite's compensation policies and procedures relating to its named executive officers operate and how they are designed to achieve InSite's compensation objectives.

Q:
What happens if the proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger is not approved?

A:
Approval, on a non-binding, advisory basis, of the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger is not a condition to completion of the Merger. The vote is a non-binding, advisory vote. If the Merger is completed, InSite may be obligated to pay all or a portion of this compensation to its named executive officers in connection with the completion of the Merger or certain terminations of employment following the Merger, even if InSite stockholders fail to approve this proposal.

Q:
What does it mean if I get more than one proxy card to vote my InSite shares?

A:
You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple paper proxy cards or voting instruction cards. For example, if you hold your shares of InSite common stock in more than one brokerage account, you may receive a set of proxy materials for each brokerage account in which you hold shares. If you are an InSite stockholder of record and your shares of InSite common stock are registered in more than one name, you will receive more than one set of proxy materials. Please follow the instructions on each proxy card or voting instruction card that you receive to ensure that all your shares of InSite common stock are voted.

Q:
Who pays for the solicitation of proxies to vote at the special meeting?

A:
The expense of this solicitation of votes for the special meeting, including the cost of preparing, assembling and mailing the notice of special meeting, proxy card and this proxy statement/prospectus, will be borne by InSite. In addition to the solicitation of proxies by mail, some of InSite's officers and regular employees, without extra remuneration, may solicit proxies personally, by telephone or otherwise. In addition, arrangements will be made with brokerage houses and other custodians, nominees and fiduciaries to forward proxy cards and proxy materials to their principals, and InSite may reimburse them for their expenses in forwarding these materials. InSite has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for approximately $7,500 plus reimbursement of out-of-pocket expenses.

Q:
Should I send in my share certificate(s) now?

A:
No. Please do not send any share certificates with your proxy card. After the Merger is completed, you will receive written instructions, including a letter of transmittal, for exchanging your shares of InSite common stock for the QLT common shares you are entitled to receive in connection with the Merger.

Q:
Whom should I call if I have questions?

A:
You may call the InSite Investor Relations departments at:

InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
Telephone number: (510) 865-8800

  You may also contact InSite's proxy solicitor at:

D.F. King & Co. Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Banks and brokers please call: (212) 269-5550
All others please call: (800) 820-2416

 SUMMARY

        This summary highlights selected information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the Annexes and the documents incorporated by reference, to fully understand the transactions and the voting procedures for the special meeting. See also the section entitled "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus. The page references have been included in this summary to direct you to a more complete description of the topics presented below.

The Companies (Page 127)

InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
(510) 965-8800

        InSite, a Delaware corporation, is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. InSite's current portfolio of products is based on its proprietary DuraSite® sustained drug delivery technology.

        InSite's principal executive offices are located at 965 Atlantic Avenue, Alameda, California 94501 and its telephone number is (510) 865-8800. Its website address is www.insitevision.com. The information contained in, or that can be accessed through, InSite's website is not intended to be incorporated into this proxy statement/prospectus.

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

        QLT, a British Columbia corporation, is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT's core operations currently consist of a clinical development program dedicated to the development of its synthetic retinoid, QLT091001, for the treatment of certain age-related and inherited retinal diseases. QLT's head office is based in Vancouver, Canada, and QLT's common shares are publicly traded on the TSX under the symbol "QLT" and NASDAQ under the symbol "QLTI."

        On June 8, 2015, at the time it publicly announced its execution and delivery of the Merger Agreement, QLT announced that it also had entered into definitive agreements with third parties providing for certain other transactions and that it intended to make certain distributions to shareholders following the completion of the Merger. For a description of these matters, see "The Business of QLT—Recent Developments" beginning on page 150 of this proxy statement/prospectus.

        Additional information about QLT and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

Isotope Acquisition Corp.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000

        Isotope Acquisition Corp., a Delaware corporation and indirect wholly owned subsidiary of QLT, was formed on May 7, 2015, for the sole purpose of effecting the Merger. To date, Isotope Acquisition Corp. has not conducted any activities other than those incident to its formation, the execution of the Merger Agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws made in connection with the Merger and related transactions. In the Merger, Isotope Acquisition Corp. will be merged with and into InSite, with InSite surviving as an indirect wholly owned subsidiary of QLT.

The Special Meeting (Page 250)

        InSite will hold a special meeting of stockholders at 10:00 a.m., local time, on                        , 2015, at the principal executive offices of InSite, 965 Atlantic Avenue, Alameda, California, 94501. At this meeting, stockholders of InSite will be asked (1) to consider and vote on the Merger Proposal, (2) to consider and vote on a proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger, and (3) to consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

        You can vote at the special meeting only if you owned InSite common stock at the close of business on                        , 2015 which is the record date for the special meeting.

The Merger (Page 58)

        InSite and QLT have agreed to the acquisition of InSite by QLT pursuant to the terms of the Merger Agreement. In order to effect this acquisition, an indirect wholly owned subsidiary of QLT, Merger Sub, will be merged with and into InSite. InSite will survive the Merger and will become an indirect wholly owned subsidiary of QLT and stockholders of InSite will receive common shares of QLT in exchange for their InSite common stock.

  Terms of the Merger (Page 58)

        In order to effect the acquisition of InSite by QLT, the Merger Agreement provides for the Merger of Merger Sub with and into InSite, with InSite surviving the Merger as an indirect wholly owned subsidiary of QLT. Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, each share of InSite's common stock issued and outstanding immediately prior to the Effective Time (except shares owned or held in treasury by InSite, shares owned by any direct or indirect subsidiary of InSite, shares owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT or shares owned by InSite stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and will be automatically converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT. No fractional shares will be issued as a result of the Merger. InSite's stockholders will receive cash in lieu of any fractional shares in the Merger pursuant to the terms of the Merger Agreement.

        QLT shareholders will not receive any Merger Consideration and will continue to hold their QLT common shares after giving effect to the Merger.

  Treatment of InSite Options (Page 89)

        At least five days prior to the closing date of the Merger, InSite will provide each holder of an InSite Option with written notice that, contingent upon the completion of the Merger, (i) each InSite Option, to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the Merger, (ii) each holder of an InSite Option (after giving effect to such contingent accelerated vesting and exercisability) will have at least five days to exercise each InSite Option contingent upon the completion of the Merger, and (iii) on or following the expiration of this five-day period and at the Effective Time, each InSite Option, to the extent not exercised, will automatically terminate and the holder thereof will have no further rights with respect thereto.

  Treatment of InSite Warrants (Page 90)

        Pursuant to the terms of the outstanding InSite Warrants, as a result of the Merger, each holder of an InSite Warrant will have the right to elect to surrender his, her or its InSite Warrants to InSite as the surviving corporation of the Merger in return for a cash payment equal to the Black-Scholes value of such holder's InSite Warrants in lieu of continuing to hold his, her or its InSite Warrants, as adjusted for the Merger. At the Effective Time, each InSite Warrant that has not been cancelled in exchange for a cash payment from InSite in accordance with the terms of the InSite Warrant will become converted into and become a warrant to purchase QLT common shares and QLT will assume each such InSite Warrant in accordance with its terms. Accordingly, from and after the Effective Time, each InSite Warrant assumed by QLT may be exercised solely for QLT common shares. The number of QLT common shares subject to each InSite Warrant assumed by QLT will be determined by multiplying the number of shares of InSite's common stock issuable upon exercise of the warrant immediately prior to the Effective Time by the exchange ratio, as described elsewhere in this proxy statement/prospectus, and rounding the resulting number down to the nearest whole number. The per share exercise price for the QLT common shares issuable upon exercise of each InSite Warrant assumed by QLT will be determined by dividing the per share exercise price for the InSite Warrant as in effect immediately prior to the Effective Time by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

  Effect of the Merger on the InSite Notes (Page 90)

        On June 8, 2015, noteholders holding in the aggregate approximately $5.25 million in principal amount of the InSite Notes each entered into the Amendment, Waiver and Consent whereby certain terms, including the maturity date, of all of the outstanding InSite Notes were amended. Under the Amendment, Waiver and Consent, the outstanding principal balance of the InSite Notes, together with all accrued and unpaid interest thereunder, becomes due and payable in a lump sum on the day which is the earlier to occur of (i) six months following the closing date of the Merger and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger.

  Appraisal Rights (Page 91)

        Pursuant to Section 262 of the DGCL, InSite stockholders who do not vote in favor of the Merger Proposal, who continuously hold their shares of InSite common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of InSite common stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The "fair value" of your shares of InSite common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that you would otherwise be entitled to receive under the terms of the Merger Agreement.

        InSite stockholders who wish to exercise the right to seek an appraisal of their shares must so advise InSite by submitting a written demand for appraisal in the form described in this proxy statement/prospectus prior to the vote to approve the Merger Proposal, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of

InSite common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, InSite stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors. See "Appraisal Rights" beginning on page 231 of this proxy statement/prospectus.

  Termination of the Merger Agreement (Page 119)

        QLT and InSite may jointly agree to terminate the Merger Agreement at any time. Either of QLT or InSite also may terminate the Merger Agreement in various circumstances, including failure to receive the necessary approval of InSite stockholders, or if the other party breaches certain of its obligations in the Merger Agreement.

  Termination Fee; Effect of Termination (Page 121)

        In specified circumstances, including those involving a change in the InSite Board of Directors' recommendation that InSite stockholders vote "FOR" the Merger Proposal or in the event of a third-party acquisition proposal, InSite may become obligated to pay to QLT the Termination Fee of $1,170,000.

Voting Agreements (Page 125)

        Concurrently with the execution and delivery of the Merger Agreement, certain stockholders of InSite—Broadfin and Nicky V LLC—who as of the record date for the special meeting owned in the aggregate                        shares of InSite common stock, or approximately                        % of the shares of InSite common stock outstanding, entered into voting agreements with QLT.

        Pursuant to the voting agreements, among other things, each such stockholder agreed to vote (or cause to be voted) all shares of InSite common stock owned, indirectly or directly, whether beneficially or of record, by it in favor of the Merger Proposal.

        The voting agreements will terminate upon the earlier of (i) the date of the termination of the Merger Agreement, (ii) the date of any amendment, modification, change or waiver to any provision of the Merger Agreement that reduces the amount or changes the form of the Merger Consideration, (iii) the Effective Time, and (iv) the date on which the InSite Board of Directors, pursuant to Section 5.4 of the Merger Agreement, effects an adverse recommendation change (as defined in this proxy statement/prospectus). The stockholders have also agreed not to sell, or otherwise transfer their InSite shares until the termination of the voting agreements.

Conditions to the Completion of the Merger (Page 117)

        As more fully described in this proxy statement/prospectus and as fully set forth in the Merger Agreement attached as Annex A to this proxy statement/prospectus, the completion of the Merger depends upon a number of conditions being satisfied or, to the extent permitted by applicable law, waived, including, among other things, (i) the adoption of the Merger Agreement by InSite's stockholders, (ii) the absence of any legal restraints or prohibitions on the consummation of the Merger, (iii) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part and (iv) the approval of the listing of the QLT common shares to be issued in the Merger on NASDAQ and the TSX, subject to official notice of issuance. In addition, QLT's and InSite's respective obligations to to consummate the transactions contemplated by the Merger Agreement are subject to other specified conditions, including, (a) with respect to QLT's obligations to complete the Merger (i) the FDA not having issued a written communication refusing to file the BromSite NDA for review by August 10, 2015, which is the 60th day following the FDA's receipt of the

BromSite NDA, and (ii) the FDA not having asserted a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite by August 24, 2015, which is the 74th day following the FDA's receipt of the BromSite NDA, (b) with respect to InSite's obligations, QLT not having taken any action that would reasonably be expected to cause QLT to be treated as a "domestic corporation" within the meaning of the Code as a result of the Merger and (c) with respect to the respective obligations of QLT and InSite, (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other party, (ii) compliance of the other party with its covenants in all material respects, and (iii) no events having occurred that would have a material adverse effect on the other party.

Ownership of QLT After the Merger (Page 86)

        Upon consummation of the Merger, the former stockholders of InSite are expected to own approximately 11.5% of the outstanding QLT common shares and the pre-merger shareholders of QLT are expected to own approximately 88.5% of the outstanding common shares of QLT.

        On June 8, 2015, at the time it publicly announced its execution and delivery of the Merger Agreement, QLT also announced that it had entered into definitive agreements with third parties providing for certain other transactions, including the sale of newly issued QLT common shares to a number of co-investors following the Merger. Following consummation of this share issuance, the former stockholders of InSite would own approximately 9.3% of the outstanding QLT common shares, the pre-merger shareholders of QLT would own approximately 75.1% of the outstanding QLT common shares and those co-investors in QLT would own approximately 15.6% of the outstanding QLT common shares. For a description of these matters, see "The Business of QLT—Recent Developments—Private Placement and Registration Rights Agreement" beginning on page 158 of this proxy statement/prospectus.

Board of Directors of QLT After the Merger (Page 86)

        Following the consummation of the Merger, the QLT Board of Directors is expected to be comprised of (i) the members of the QLT Board of Directors as of the date hereof or, if QLT's annual general and special meeting is held on or prior to the consummation of the Merger, those individuals elected as directors by the shareholders of QLT at that annual general and special meeting, and (ii) Timothy McInerney, who is a member of the InSite Board of Directors as of the date hereof. It also is expected that the individual to be appointed as the Chief Executive Officer of QLT will also be elected as a director of QLT at the time of such appointment.

InSite's Reasons for the Merger (Page 75)

        In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, the InSite Board of Directors considered a number of factors. A detailed discussion of the background of, and reasons for, the Merger are described in "The Merger—Background of the Merger" and "—InSite's Reasons for the Merger and Recommendation of the InSite Board of Directors."

Recommendation of the InSite Board of Directors (Page 75)

        After careful review and consideration, for the reasons described under "The Merger—InSite's Reasons for the Merger and Recommendation of the InSite Board of Directors" beginning on page 75 of this proxy statement/prospectus, at its meeting held on June 7, 2015, the InSite Board of Directors (i) approved the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (iii) directed that the Merger Agreement be submitted to the InSite stockholders for adoption at the special meeting and (iv) recommended that InSite stockholders adopt the Merger Agreement.

        Accordingly, the InSite Board of Directors recommends that InSite stockholders vote "FOR" the Merger Proposal, "FOR" the proposal approving, on a non-binding, advisory basis, the compensation that will or may be made by InSite to its named executive officers in connection with the Merger, and "FOR" the proposal approving the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Opinion of Roth to the InSite Board of Directors (Page 78)

        On June 7, 2015, in connection with the Merger, Roth Capital Partners, LLC ("Roth"), rendered its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion, to the InSite Board of Directors to the effect that, as of that date and based upon and subject to the qualifications, limitations and assumptions stated therein, the Merger Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to the current stockholders of InSite.

        The full text of Roth's written opinion, dated June 7, 2015, which describes the assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review undertaken by Roth in connection with its opinion, is included as Annex C to this proxy statement/prospectus and is incorporated herein by reference. The summary of Roth's written opinion set forth in this proxy statement/prospectus under the caption titled "The Merger—Opinion of Roth to the InSite Board of Directors" beginning on page 78 is qualified in its entirety by reference to the full text of Roth's opinion. Roth presented its opinion to the InSite Board of Directors in connection with its evaluation of the Merger Consideration provided for in the Merger from a financial point of view. Roth's opinion does not address any other aspects or implications of the Merger and does not constitute a recommendation to any stockholders of InSite as to how such stockholder should vote with respect to the Merger or any other matter.

Interests of Certain Persons in the Merger (Page 87)

        In considering the recommendation of the InSite Board of Directors with respect to the Merger, you should be aware that InSite's directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of InSite stockholders generally. As described in more detail under "The Merger—Interests of Certain Persons in the Merger" beginning on page 87 of this proxy statement/prospectus, these interests include, but are not limited to, certain payments and benefits that are expected to be provided to the executive officers upon consummation of the Merger or in connection with termination of their employment under certain circumstances prior to or following the Merger.

Accounting Treatment of the Merger (Page 90)

        The Merger will be accounted for using the acquisition method of accounting under U.S. generally accepted accounting principles ("U.S. GAAP"), with QLT considered the acquirer of InSite. QLT will record all identifiable tangible and intangible assets acquired and liabilities assumed from InSite at their respective fair values at the acquisition date, which represents the date that QLT will obtain control of InSite. If the purchase price exceeds the net fair value of such assets and liabilities, the difference will be recorded as goodwill. However, if the net fair value of such assets and liabilities exceeds the purchase price, the difference will be recorded within the results of operations of QLT as a bargain purchase gain.

        The financial condition and results of operations of QLT after completion of the Merger will include InSite's but will not be restated retroactively to include the historical financial condition or results of operations of InSite. The earnings of QLT following completion of the Merger will reflect acquisition accounting adjustments, which include but are not limited to, the effect of changes in the carrying value of assets recognized and liabilities assumed on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including in-process research and development ("IPR&D"), certain trademarks and any potential resulting goodwill, will not be amortized but will be tested for impairment at least annually. All tangible and intangible assets, which are subject to amortization, will be tested for impairment whenever impairment indicators arise. If, in the future, QLT determines that tangible or intangible assets (including any potential resulting goodwill) are impaired, QLT would record an impairment charge at that time.

Material U.S. Federal Income Tax Consequences (Page 92)

        The receipt of the Merger Consideration pursuant to the Merger should be a taxable transaction for U.S. federal income tax purposes, although it is not entirely free from doubt. Generally, if the receipt of the Merger Consideration pursuant to the Merger is a taxable transaction and you are a U.S. holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus), for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between (i) the sum of the fair market value (as of the Effective Time) of the QLT common shares you receive plus any cash received in lieu of fractional shares of QLT common shares and (ii) your adjusted tax basis in the InSite common stock you exchange pursuant to the Merger. If the receipt of the Merger Consideration pursuant to the Merger is a taxable transaction and you are a non-U.S. holder (as defined in the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus), the Merger will generally not result in tax to you under U.S. federal income tax laws unless you have certain connections to the United States.

        Because individual circumstances may differ, it is recommended that you consult your own tax advisor to determine the particular tax effects of the Merger to you.

        You should read the section entitled "Material U.S. Federal Income Tax Consequences" beginning on page 92 of this proxy statement/prospectus for a more complete discussion of the material U.S. federal income tax consequences of the Merger.

Comparison of the Rights of Holders of InSite Common Stock and QLT Common Shares (Page 236)

        As a result of the Merger, the holders of InSite common stock will become holders of QLT common shares and their rights will be governed by British Columbia law (instead of the DGCL) and QLT's notice of articles and articles (instead of InSite's certificate of incorporation and bylaws). Following the Merger, former InSite stockholders will have different rights as QLT shareholders than they did as InSite stockholders. For a summary of the material differences between the rights of InSite stockholders and QLT shareholders, see "Comparison of Rights of QLT Shareholders and InSite Stockholders" beginning on page 236 of this proxy statement/prospectus.

Listing of QLT Common Shares (Page 90)

        The completion of the Merger is conditioned upon the approval for listing of the QLT common shares issuable pursuant to the Merger (subject to official notice of issuance) on NASDAQ and the TSX on the date the Merger becomes effective. QLT intends to apply to list the QLT common shares that are necessary to complete the Merger and such other QLT common shares as contemplated by the Merger Agreement on NASDAQ and the TSX. Listing will be subject to the combined company fulfilling all the supplemental listing requirements of NASDAQ and the TSX.

Comparative Per Share Data (Page 148)

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for QLT common shares and shares of InSite common stock.

        The following information should be read in conjunction with (i) the audited and unaudited consolidated financial statements of QLT that are incorporated by reference into this proxy statement/prospectus, (ii) the audited and unaudited consolidated financial statements of InSite that are included in this proxy statement/prospectus and (iii) the financial information contained in the "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements," "Selected Historical Consolidated Financial Data of QLT" and "Selected Historical Consolidated Financial Data of InSite" sections of this proxy statement/prospectus, beginning on pages 135, 128 and 133, respectively. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	For the three months ended March 31, 2015	For the year ended December 31, 2014
QLT Historical Data Per Common Share
Basic and diluted loss per common share	$(0.12)		$(0.08)
Cash dividends declared per common share	$—		$—
Book value per common share	$2.95		$3.06
InSite Historical Data Per Common Share
Basic and diluted (loss) income per common share	$(0.01)		$0.20
Cash dividends declared per common share	$—		$—
Book value per common share	$(0.06)		$(0.06)
Combined QLT/InSite Unaudited Pro Forma Data Per Common Share
Basic and diluted (loss) income per common share	$(0.08)		$0.38
Cash dividends declared per common share	$—		$—
Book value per common share	$2.68	$	N/A	(a)
Combined QLT/InSite Unaudited Pro Forma Data Per Common Share post Distribution and Private Placement
Basic and diluted (loss) income per common share	$(0.07)		$0.31
Cash dividends declared per common share	$—		$—
Book value per common share	$1.60	$	N/A	(a)

(a)
The book value per common share has not been presented for the year ended December 31, 2014 given that Article 11 of SEC Regulation S-X requires that the pro forma balance sheet be presented as at the latest balance sheet (i.e. March 31, 2015), which is the assumed date of the Merger.

        The following table shows the closing prices of QLT common shares as reported on NASDAQ and TSX and InSite common stock as reported on the OTCBB on June 5, 2015, the last trading day before the entry by the parties into the Merger Agreement was announced, and on July 22, 2015, the last practicable day before the submission of this proxy statement/prospectus. This table also shows the equivalent value of the consideration per share of InSite common stock, which was calculated by multiplying the closing price of QLT common shares as of the specified dates multiplied by the exchange ratio of 0.048.

	QLT Common Shares		InSite Common Stock	Equivalent Value of Merger Consideration per InSite Share
		TSX (CAD$)
	NASDAQ		OTC BB	OTC BB
June 5, 2015	$3.71	$4.66	$0.14	$0.18
July 22, 2015	$4.01	$5.22	$0.19	$0.19

 RISK FACTORS

        In addition to the other information included and incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Note Regarding Forward-Looking Statements," you should carefully consider the following risks before deciding whether to vote for the InSite proposals. In addition, you should read and consider the risks associated with the business of QLT because these risks will also affect the combined company—these risks can be found in QLT's annual reports on Form 10-K, as updated by subsequent quarterly reports on Form 10-Q, all of which are filed with the SEC and the Canadian Securities Administrators (the "CSA"), and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus, including the Annexes, and the other documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

Risk Factors Relating to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in either InSite's stock price or QLT's share price.

        In the Merger, each outstanding share of InSite common stock (except for InSite common stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by InSite or owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT, any shares owned or held by any direct or indirect subsidiary of InSite, or shares owned by InSite stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) by virtue of the Merger and without any action on the part of the parties to the Merger Agreement or the holders of shares of InSite common stock, will be converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT. This exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either InSite common stock or QLT common shares. Changes in the price of QLT common shares prior to completion of the Merger will affect the market value that InSite stockholders will receive on the date of the Merger. Share price changes may result from a variety of factors (many of which are beyond QLT's or InSite's control), including the following:

  •
  changes in InSite's and QLT's respective businesses, operations and prospects, or the market assessments thereof;

  •
  market assessments of the likelihood that the Merger will be completed; and

  •
  general market and economic conditions and other factors generally affecting the price of QLT's common shares.

        The price of QLT common shares at the closing of the Merger may vary from the price on the date the Merger Agreement was executed, the date of this proxy statement/prospectus and the date of the special meeting of InSite's stockholders. As a result, the market value of the Merger Consideration will also vary. For example, based on the range of closing prices of QLT common shares during the period from June 5, 2015, which was the last trading day before the public announcement of the execution of the Merger Agreement, through                        , 2015, which was the last trading day before the date of this proxy statement/prospectus, the exchange ratio represented a market value ranging from a low of $                        to a high of $                        for each share of InSite common stock.

Because the Merger will be completed and QLT common shares distributed after the date of the InSite special meeting, you will not know, at the time of InSite's special meeting, the market value of the QLT common shares that InSite stockholders will receive upon completion of the Merger.

        If the price of QLT common shares increases between the time of the special meeting and the time at which QLT common shares are distributed to InSite stockholders following completion of the Merger, InSite stockholders will receive QLT common shares that have a market value that is greater than the market value of such shares at the time of the special meeting. If the price of QLT common shares decreases between the time of the special meeting and the time at which QLT common shares are distributed to InSite stockholders following completion of the Merger, InSite stockholders will receive QLT common shares that have a market value that is less than the market value of such shares at the time of the special meeting. Therefore, because the exchange ratio is fixed, stockholders of InSite will not have certainty at the time of the special meeting of the market value of the Merger Consideration actually received in the Merger.

Failure to complete the Merger could negatively impact the share prices and the future business and financial results of InSite and QLT.

        If the Merger is not completed, the ongoing businesses of InSite and QLT may be adversely affected. Additionally, if the Merger is not completed and the Merger Agreement is terminated, in certain circumstances, InSite may be required to pay to QLT the Termination Fee of $1,170,000. In addition, InSite and QLT have incurred significant transaction expenses in connection with the Merger regardless of whether the Merger is completed. The foregoing risks, or other risks arising in connection with the failure of the Merger, including the diversion of management attention from conducting the respective businesses of InSite and QLT and pursuing other opportunities during the pendency of the Merger, may have an adverse effect on the business, operations, financial results and share prices of InSite and QLT. In addition, either of InSite or QLT could be subject to litigation related to any failure to consummate the Merger transaction or any related action that could be brought to enforce a party's obligation under the Merger Agreement.

        Further, in connection with the execution of the Merger Agreement, InSite and QLT entered into a secured note (the "Secured Note") pursuant to which QLT agreed to provide a secured line of credit of up to $9,853,333 to InSite. The line of credit from QLT to InSite is intended to provide InSite with sufficient funding to operate its business through completion of the Merger. If the line of credit is no longer available and/or the Merger is not completed and InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets.

The Merger Agreement contains provisions that could discourage a potential competing acquiror of InSite.

        The Merger Agreement contains "no shop" provisions that, subject to limited exceptions, restrict InSite's ability to solicit, encourage, facilitate or discuss competing third-party proposals to acquire shares or assets of InSite. In specified circumstances, upon termination of the Merger Agreement, InSite will be required to pay the Termination Fee to QLT. In the event that InSite receives an alternative acquisition proposal, QLT has the right to propose changes to the terms of the Merger Agreement before the InSite Board of Directors may withdraw or qualify its recommendation with respect to the Merger Proposal.

        These provisions could discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of InSite from considering or proposing that acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed to be received or realized in the Merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the Termination Fee that may become payable in specified circumstances. QLT's right to match specified alternative acquisition proposals with respect to InSite could also discourage potential competing acquirors from considering or proposing that acquisition.

        If the Merger Agreement is terminated and InSite determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger, and such other business combination may not close prior to the date that InSite runs out of cash to operate its business.

QLT's loan to InSite will become due and payable in the event the Merger is not completed.

        On June 8, 2015, QLT and InSite entered into the Secured Note pursuant to which QLT agreed, subject to the terms and conditions thereof, to provide a secured line of credit to InSite of up to $9,853,333. InSite's obligation to repay amounts borrowed under the line of credit will accelerate and such amounts will immediately become due and payable on the occurrence of any event of default or on the termination of the Merger Agreement under the following circumstances: (1) QLT terminates the Merger Agreement as a result of the InSite Board of Directors (A) changing or withdrawing the InSite Board Recommendation following the time of its receipt of a Company Superior Proposal (as defined in the Merger Agreement) or (B) failing to reaffirm the InSite Board Recommendation within five days of QLT requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement); (2) InSite terminates the Merger Agreement to engage in a competing transaction constituting a Company Superior Proposal; or (3) InSite completes a competing transaction following certain termination events under the Merger Agreement. The terms under which the amounts borrowed under the line of credit may become due and payable may discourage a third party from making a competing transaction proposal in respect of InSite. The line of credit is intended to provide InSite with sufficient funding to operate its business through completion of the Merger. If the line of credit is no longer available and/or the Merger is not completed and InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets.

QLT's obligations to consummate the Merger are conditioned on certain actions that may be taken by the FDA.

        As required by the Merger Agreement, InSite submitted the BromSite NDA to the FDA following the execution of the Merger Agreement. The Merger Agreement provides that QLT is not obligated to consummate the transactions contemplated by the Merger Agreement unless, among other things, (i) the FDA has not issued by August 10, 2015 any written communication to InSite refusing to file the BromSite NDA for review, and (ii) the FDA has not issued by August 24, 2015 any written communication to InSite that asserts a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite to be conducted prior to initiating the marketing and sale of BromSite in the United States for the treatment of postoperative inflammation and prevention of ocular pain in patients undergoing cataract surgery.

        There is no way to predict or guarantee the FDA's response to InSite's BromSite submission and therefore these conditions to consummate the Merger are outside of the control of both InSite and QLT.

The directors and executive officers of InSite have interests in the Merger that may be different from, or in addition to, those of other InSite stockholders, which could have influenced their decisions to support or approve the Merger.

        In considering whether to approve the proposals at the meeting, InSite stockholders should recognize that the directors and executive officers of InSite have interests in the Merger that are in addition to their interests as stockholders of InSite. These interests include, among others, the accelerated vesting of certain equity awards or certain severance benefits (in the case of certain InSite directors and executive officers). These interests, among others, may influence the directors and executive officers of InSite to support or approve the proposals at the InSite special meeting. See "The Merger—Interests of Certain Persons in the Merger" beginning on page 87 of this proxy statement/prospectus.

Lawsuits have been filed against InSite, QLT, Merger Sub and the InSite Board of Directors, and additional lawsuits may be filed against InSite, QLT and/or the board of directors of either company challenging the Merger, and an adverse judgment in any such lawsuit may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

        Following the announcement of the Merger, two putative class action complaints challenging the Merger were filed. On June 17, 2015, a purported class action lawsuit entitled Speiser, et al. v. InSite Vision, Inc., et al., Civil Action No. RG15774540, was filed in California Superior Court for Alameda County, naming as defendants InSite, all of the members of the InSite Board of Directors, QLT and Merger Sub. On July 10, 2015, a second purported class action entitled McKinley v. Ruane, et al., Civil Action No. RG15777471, was filed in the same court, naming the same defendants. In both cases, the plaintiffs, who claim to be InSite stockholders, allege in their complaints that members of the InSite Board of Directors breached fiduciary duties to InSite stockholders by agreeing to enter into a Merger Agreement with QLT because the Merger Consideration is inadequate and the process by which the transaction was agreed to was flawed. The plaintiffs also allege that InSite, QLT and Merger Sub aided and abetted the breaches of duty by the members of the InSite Board of Directors. The plaintiffs seek to enjoin consummation of the transaction or, in the alternative, to recover unspecified money damages, together with costs and attorneys' fees. Attorneys for the plaintiffs in both cases have indicated that they will seek to consolidate the cases into a single action. The cases are currently at a preliminary stage; the defendants have not filed responses to the complaints and no discovery has taken place. InSite, QLT, Merger Sub and the members of the InSite Board of Directors believe that the complaints are without merit and intend to defend themselves vigorously.

        Additional lawsuits may be filed against InSite, QLT and/or the board of directors of either company in connection with the Merger in an effort to enjoin the proposed Merger or seek monetary relief from InSite, QLT or Merger Sub. An unfavorable resolution of any such litigation surrounding the proposed Merger could delay or prevent the consummation of the Merger. In addition, the cost of defending the litigation, even if resolved favorably, could be substantial. Such litigation could also substantially divert the attention of InSite's and QLT's management and their resources in general. There can also be no assurance that InSite, QLT or Merger Sub will prevail in its defense of any such lawsuits to which it is a party, even in an event where such company believes that the claims made in such lawsuits are without merit and defends such claims vigorously.

        One of the conditions to the closing of the Merger is that no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect that prohibits, enjoins or makes illegal the consummation of the Merger or the issuance of QLT common shares pursuant to the transactions contemplated by the Merger Agreement. Therefore, if the plaintiffs in any lawsuit that have been or may be filed secure injunctive relief or other relief prohibiting, delaying or otherwise adversely affecting the defendants' ability to complete the Merger, then such injunctive or other relief may prevent the Merger from becoming effective within the expected timeframe or at all.

The tax consequences of the Merger to certain InSite stockholders for U.S. federal income tax purposes is uncertain and may depend on the form and ultimate tax treatment of the transaction under the Code.

        For U.S. federal income tax purposes, the Merger is intended to be treated as a sale by InSite stockholders of InSite common stock to QLT Plug Delivery, Inc., the direct holder of all of the stock of Merger Sub and a second tier subsidiary of QLT, in exchange for the Merger Consideration, the receipt of which would be a taxable transaction to InSite stockholders if the U.S. Internal Revenue Service ("IRS") concurs with the treatment of the Merger as a sale. However, if the form of the transaction is not respected for U.S. federal income tax purposes, the Merger may instead be treated as a reorganization described in Section 368(a) of the Code. If the Merger is treated as such a reorganization, Section 367(a) of the Code may nevertheless require U.S. holders to recognize gain equal to the excess of (i) the sum of the fair market value (as of the Effective Time) of the QLT common shares received by such U.S. holders plus any cash received in lieu of fractional shares of QLT common shares over (ii) such U.S. holders' adjusted tax basis in the InSite common stock exchanged pursuant to the Merger; however, such U.S. holders could not recognize loss on the exchange.

        We recommend that you consult your own tax advisor to determine the particular tax consequences to you of the Merger.

Risk Factors Relating to the Combined Company and the Combined Company's Common Shares Following the Merger

The failure to successfully integrate the businesses of InSite and QLT in the expected timeframe would adversely affect the combined company's future results.

        The combined company's ability to successfully integrate the operations of QLT and InSite will depend, in part, on the combined company's ability to realize the anticipated benefits and cost savings from the Merger. If the combined company is not able to achieve these objectives within the anticipated time frame, or at all, the anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected, and the value of QLT's common shares may be adversely affected. In addition, the integration of QLT's and InSite's respective businesses will be a time-consuming and expensive process. Proper planning and effective and timely implementation will be critical to avoid any significant disruption to the combined company's operations. It is possible that the integration process could result in the loss of key employees, the disruption of its ongoing business or the identification of inconsistencies in standards, controls, procedures and policies that adversely affect its ability to maintain relationships with customers, suppliers, distributors, creditors, lessors, clinical trial investigators or managers or to achieve the anticipated benefits of the Merger. Delays encountered in the integration process could have a material adverse effect on the combined company's revenues, expenses, operating results and financial condition, including the value of its common shares.

        Specifically, risks in integrating QLT's and InSite's operations in order to realize the anticipated benefits and cost savings of the Merger include, among other factors, the combined company's inability to effectively:

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  coordinate standards, compliance programs, controls, procedures and policies, business cultures and compensation structures;

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  integrate and harmonize financial reporting and information technology systems of the two companies;

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  integrate and manage operations in a manner that supports and protects the tax benefits related to, and may be realized from, QLT's Canadian domicile.

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  coordinate research and drug candidate development efforts to effectuate the combined company's product capabilities;

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  coordinate research and development activities to enhance the introduction of new drug development methodologies and drug discovery platforms to be pursued in connection with the Merger;

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  compete against companies already serving the broader market opportunities expected to be available to the combined company and its expanded product offerings;

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  transition all facilities to a common information technology and financial reporting and controls environment;

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  manage inefficiencies associated with integrating the operations of the companies;

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  identify and eliminate redundant or underperforming personnel, operations and assets;

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  manage the diversion of management's attention from business matters to integration issues;

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  control additional costs and expenses in connection with, and as a result of, the Merger;

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  conduct successful clinical development programs for key strategic products and achieve regulatory approval for those products in major geographic areas;

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  define and develop successful commercial strategies for key strategic products in major geographic areas;

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  commercialize key strategic products at commercially attractive margins; and

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  raise capital through equity or debt financing on attractive terms to support the development and commercialization of key strategic products.

        In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than the companies expect and may take longer to achieve than anticipated. If QLT is not able to adequately address these challenges, it may be unable to successfully integrate the operations of the business of InSite, or to realize the anticipated benefits and the combined company's anticipated cost synergy savings of the integration. The anticipated benefits and cost savings assume a successful integration and are based on projections, which are inherently uncertain. Even if integration is successful, anticipated benefits and cost savings may not be as expected.

The combined company's future results will suffer if the combined company does not effectively manage its expanded operations.

        As a result of the Merger, the combined company will become a larger company than InSite and QLT prior to the Merger, and the combined company's business will become more complex. There can be no assurance that QLT will effectively manage the increased complexity without experiencing operating inefficiencies or control deficiencies. Significant management time and effort is required to effectively manage the increased complexity of the combined company and QLT's failure to successfully do so could have a material adverse effect on the combined company's business, financial condition, results of operations and growth prospects. In addition, as a result of the Merger, the combined company's financial statements and results of operations in prior years may not provide meaningful guidance to form an assessment of the prospects or potential success of the combined company's future business operations.

The combined company's actual financial performance may differ materially from the pro forma financial information included in this proxy statement/prospectus.

        The pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of what the combined company's financial position or results of operations will in fact be after giving effect to the Merger and related transactions as described under the "The Business of QLT—Recent Developments" beginning on page 150 of this proxy statement/prospectus. The pro forma financial information has been derived from the audited and unaudited historical financial statements of InSite and QLT and certain adjustments and assumptions have been made regarding the combined company after giving effect to the Merger and related transactions. Potential improvements to the combined company's effective tax rate resulting from QLT's Canadian tax domicile have not been reflected in the pro forma financial information. Differences between preliminary estimates used in preparing pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company's financial position and future results of operations.

        In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company's financial condition or results of operations following the completion of the Merger and related transactions. Any potential decline in the combined company's financial condition or results of operations may cause significant volatility in the share price of QLT.

The market price of the combined company's common shares after the Merger may be affected by factors different from those currently affecting the shares of InSite or QLT.

        Upon completion of the Merger, holders of InSite common stock will become holders of QLT common shares. The business of InSite differs from that of QLT in important respects and, accordingly, the results of operations of the combined company and the market price of QLT's common shares following the Merger may be affected by factors different from those currently affecting the independent results of operations of InSite and QLT.

The combined company is expected to incur substantial expenses related to the integration of InSite and QLT.

        The combined company is expected to incur substantial expenses in connection with the Merger and the integration of InSite and QLT. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, billing, payroll, research and development, marketing and benefits. Both InSite and QLT have incurred significant transaction expenses in connection with the drafting and negotiation of the Merger Agreement and may potentially incur significant severance expenses as a result of the Merger. In addition, the on-going operation of locations in Vancouver and the San Francisco Bay Area could result in inefficiencies, creating additional expenses for the combined company. While InSite and QLT have assumed that a certain level of expenses will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that will be incurred are, by their nature, difficult to estimate accurately. These integration expenses likely will result in the combined company taking significant charges against earnings following the completion of the Merger, and the amount and timing of such charges are uncertain at present.

The QLT Board of Directors has not yet selected the combined company's Chief Executive Officer, which may result in uncertainty regarding the direction and strategy of the combined company's business.

        The QLT Board of Directors has not yet made a determination of the identity of the combined company's Chief Executive Officer, which may result in uncertainty regarding the direction and strategy of the combined company's business. The QLT Board of Directors currently is considering the leadership needs of the combined company and evaluating the qualities and experience needed in the combined company's future Chief Executive Officer and other executive officers.

        It is the expectation that the composition of the executive officers and management of the combined company will be based on the strategic and operational objectives and priorities of the combined company and the experience and relevant skill sets of executives and management from both InSite and QLT which, in the assessment of the QLT Board of Directors, will best address those objectives and priorities.

InSite, QLT and, subsequently, the combined company must continue to retain, motivate and recruit executives and other key employees, which may be difficult in light of the uncertainty regarding the Merger, and failure to do so could negatively affect the combined company.

        For the Merger to be successful, during the period before the Merger is completed, both InSite and QLT must continue to retain, recruit and motivate executives and other key employees. The combined company also must be successful at retaining, recruiting and motivating key employees following the completion of the Merger. Experienced employees in the biopharmaceutical and biotechnology industries are in high demand and competition for their talents can be intense. Employees of both InSite and QLT may experience uncertainty about their future roles with the combined company until, or even after, strategies with regard to the combined company are announced or executed. These potential distractions of the Merger may adversely affect the ability of InSite, QLT or the combined company to attract, motivate and retain executives and other key employees and keep them focused on applicable strategies and goals. A failure by InSite, QLT or the combined company to retain and motivate executives and other key employees during the period prior to or after the completion of the Merger could have an adverse impact on the business of InSite, QLT or the combined company.

The distribution of the Aralez Shares and the Convertible Notes that QLT currently intends to make following the completion of the Merger may not occur.

        On June 8, 2015, QLT and a number of other co-investors entered into the Aralez Subscription Agreement with Tribute, Pozen and Aralez. QLT currently intends, following its purchase of the Aralez Shares for the purchase price of $45 million and following the completion of the Merger, to effect a special election distribution to each of its shareholders, which may be effected by way of a reduction of paid-up capital on QLT common shares, reorganization of QLT's capital or other alternatives, all of which are subject to various conditions, including among other things, QLT obtaining shareholder approval by special resolution at an annual general and special meeting of QLT shareholders currently anticipated to be held in the second half of 2015. The purchase of the Aralez Shares by QLT is subject to a number of conditions, including the contemplated completion of the combination of Tribute and Pozen, all of which are outside the control of QLT. Accordingly, QLT may not complete the purchase of the Aralez Shares and subsequent distribution of such shares to QLT shareholders. Although it is QLT's current intention to effect the Aralez Distribution, QLT is under no obligation to make the Aralez Distribution to its shareholders and the QLT Board of Directors may determine that the Aralez Distribution is not in the best interests of QLT and accordingly that such distribution will not occur.

        QLT also has announced its intention to distribute Convertible Notes in the aggregate amount of $25 million to its shareholders following the completion of the Merger. QLT is under no obligation to make such a distribution and will not make such a distribution until the QLT Board of Directors has established the terms of the Convertible Notes and affirmatively determined to effect the distribution of such Convertible Notes. A change in circumstances could lead the QLT Board of Directors to determine that such a distribution is not in the best interests of QLT and accordingly that such distribution will not occur.

The transactions contemplated by the QLT Share Purchase and Registration Rights Agreement may not be consummated.

        On June 8, 2015, QLT announced that it had entered into a Share Purchase and Registration Rights Agreement with a number of investors providing for the contemplated issuance of QLT common shares to such investors in exchange for an aggregate cash purchase price of $20,000,000. This cash will be available to fund the combined company's on-going operations. The closing of the share issuances contemplated by the Share Purchase and Registration Rights Agreement is subject to a number of conditions, some of which are outside the control of QLT. Accordingly, there can be no guarantee that the transactions contemplated by such agreement will be consummated and that the $20,000,000 of capital will be made available to QLT.

The combined company may not be able to use the combined company's net operating loss carryforwards to offset future taxable income for U.S. or Canadian federal income tax purposes.

        At December 31, 2014, InSite had net operating loss carryforwards ("NOLs") for U.S. federal income tax purposes of approximately $80.4 million, which expire in the years 2022 through 2034.

        It is currently expected that InSite will undergo an "ownership change" within the meaning of Section 382 of the Code as a result of the Merger, and therefore an annual limit may be imposed on the amount of NOLs that may be used to offset future taxable income. Such annual limit is generally the product of the total value of a company's outstanding equity immediately prior to an "ownership change" (subject to certain adjustments) and the applicable federal long-term tax-exempt interest rate.

        At December 31, 2014, QLT had NOLs for Canadian federal income tax purposes of approximately $130.3 million, which expire at various dates through 2034. The extent to which the combined company can utilize any or all of QLT's NOLs will depend on many factors, including the jurisdiction applicable to any future taxable revenue of the combined company.

        The ability of the combined company to use NOLs will also depend on the amount of taxable income generated in future periods. The NOLs may expire before the combined company can generate sufficient taxable income to use the NOLs.

        In addition, there can be no assurance as to the effective tax rates applicable to the combined company's future revenue or the ability of the combined company to integrate and manage operations in a manner that supports and protects the tax benefits related to, and may be realized from, QLT's Canadian domicile.

Risk Factors Relating to QLT's Business

        QLT's business is, and will continue to be subject to the following additional risks. Following completion of the Merger, the combined company will be subject to many of the same risks.

QLT's strategic restructuring may not result in anticipated savings, could result in total costs and expenses that are greater than expected, could make it more difficult to attract and retain qualified personnel and may disrupt its operations, each of which could have a material adverse effect on QLT's business.

        In connection with QLT's strategic restructuring in 2012, QLT implemented a significant reduction in its work force, followed by additional reductions in 2013 and 2014. The cumulative cost of the restructuring was $19.6 million. QLT may not realize in full the anticipated benefits, savings and improvements in its cost structure from its prior restructuring efforts due to unforeseen difficulties, delays, disruptions or unexpected costs. For example, the departure of several members of senior management from 2012 to 2014 may be disruptive to daily operating activities or the execution of short and long term corporate strategies; cost saving measures may distract remaining and new management from QLT's remaining business; attrition beyond planned workforce reductions, increased difficulties in day-to-day operations, deficiencies in internal controls, reduced employee productivity and deterioration of employee morale; or damage to QLT's reputation or branding. QLT's workforce reductions could also harm its ability to attract and retain qualified management, and scientific and other personnel who are critical to its business. Any failure to attract or retain key personnel, could result in unexpected delays in the development of its synthetic oral retinoid program, QLT091001, or could otherwise negatively impact QLT's business. As a result, these factors may adversely impact QLT's business and result of operations.

QLT currently does not generate revenues from continuing operations and continues to incur operating expenses. In order to fund its operations, including the operations of the combined company, QLT may need additional capital in the future, and its prospects for obtaining the requisite amount of capital are uncertain.

        QLT divested certain non-core assets in 2008 and 2009, sold its assets related to its Visudyne business to Valeant Pharmaceuticals International, Inc. ("Valeant") in September 2012, and sold its assets related to its punctal plug drug delivery system technology ("PPDS Technology") to Mati Therapeutics Inc. ("Mati") in April 2013. These transactions generated significant cash but QLT no longer generates revenues from the sale of those products and it will not generate any revenues from its products in development until such time, if ever, that they are approved for sale. In June 2013, QLT also completed a special cash distribution to its shareholders in the amount of $200.0 million, by way of a reduction of paid-up capital of the QLT's common shares, which significantly reduced QLT's cash resources.

        QLT's future cash resources are expected to decline by a $70.0 million return of capital, which QLT's Board of Directors has approved. The $70.0 million return of capital is expected to be effected, after the consummation of the Merger, through: (i) the $45.0 million Aralez Distribution pursuant to the terms of the Aralez Subscription Agreement and (ii) the issuance of $25.0 million of Convertible Notes to QLT's shareholders.

        Going forward, QLT may continue to incur significant operating expenses and, as a result, may not be able fund the operations of the combined company or any anticipated growth beyond the near term. Insufficient funds may require QLT to delay, scale back, or eliminate some or all of its activities or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than QLT would otherwise choose, and, if QLT is unable to obtain additional financing, this may adversely affect QLT's ability to operate as a going concern. The amount required to fund future operations will depend on many factors, including the success of QLT's research and development programs, the extent and success of any collaborative research arrangements, and the results of product, technology or other acquisitions or business combinations. QLT could seek additional funds in the future from a combination of sources, including out-licensing, joint development, sale of assets and other financing arrangements. In addition, QLT may issue debt or equity securities if it determines that additional cash resources could be obtained under favorable conditions, if the $20 million capital contribution under its Share Purchase and Registration Rights Agreement is not consummated or if future development funding requirements cannot be satisfied with available cash resources. The availability of financing will depend on a variety of factors such as market conditions, the general availability of credit and the availability of credit to QLT's industry, the volume of trading activities, QLT's credit ratings and credit capacity, as well as the possibility that customers or lenders could develop a negative perception of QLT's long-term or short-term financial prospects if it incurs large investment losses or if the level of QLT's business activity decreases due to a market downturn. Disruptions, uncertainty or volatility in the capital and credit markets may also limit QLT's access to capital required to operate its business. As a result of any or all of these factors, QLT may not be able to successfully obtain additional financing on favorable terms, or at all.

A portion of the consideration related to the sale of QLT's Visudyne business and PPDS Technology in 2012 and 2013 in connection with QLT's strategic restructuring is contingent upon the occurrence of certain milestones and other events. If QLT does not receive all or a material portion of these funds it may adversely impact QLT's financial condition and results of operations.

        Under QLT's asset purchase agreement with Valeant pursuant to which QLT sold its Visudyne business to Valeant, QLT is entitled to receive up to $5.0 million in each calendar year commencing January 1, 2013 (up to a maximum of $15.0 million in the aggregate) for annual net royalties exceeding $8.5 million for sales of Visudyne outside of the United States by Novartis Pharma AG ("Novartis") and a royalty on net sales attributable to new indications for Visudyne, if any should be approved by the FDA. Additionally, QLT is entitled to receive up to $5.0 million upon receipt of the registration required for the commercial sale of the Qcellus laser in the United States (the "Laser Earn-Out Payment"). On September 26, 2013, the FDA approved the premarket approval application supplement for the Qcellus laser and QLT invoiced Valeant for the $5.0 million Laser Earn-Out Payment. Valeant has disputed payment on the basis that it believes the Laser Earn-Out Payment remains contingent upon receipt of additional governmental authorizations with respect to the Qcellus laser. While QLT believes that the Laser Earn-Out Payment is currently due and payable by Valeant, the outcome of any dispute is uncertain and QLT may have difficulty collecting the Laser Earn-Out Payment in full.

        Under QLT's asset purchase agreement with Mati pursuant to which QLT sold its PPDS Technology to Mati, QLT is eligible to receive potential payments upon the satisfaction of certain product development and commercialization milestones that could reach $19.5 million (or exceed that amount if more than two products are commercialized), a low single digit royalty on world-wide net sales of all products using or developed from the PPDS Technology and a fee on payments received by Mati in respect of the PPDS Technology other than net sales.

        With respect to Visudyne, as well as any future products resulting from the PPDS Technology, QLT's receipt of contingent consideration depends on the success of third parties to market these products. For example, under the Visudyne asset purchase agreement, the contingent consideration depends on the sales of Visudyne outside of the United States, which is the responsibility of Novartis. Consequently, a portion of QLT's income depends on the efforts of Novartis to market and sell Visudyne outside the United States and on the efforts of Valeant to collect royalties due to it from Novartis. To the extent such third parties do not perform adequately, or do not comply with applicable laws or regulations in performing their obligations, QLT's income may be adversely affected.

        QLT's receipt of contingent consideration may also be adversely affected by many factors beyond QLT's control.

QLT believes that it may be deemed a passive foreign investment company for the taxable year ended December 31, 2014, and QLT may be a passive foreign investment company in future years, which could result in adverse United States federal income tax consequences to U.S. holders and may deter certain U.S. investors from purchasing QLT's stock, which could have an adverse impact on QLT's stock price.

        Based on the price of QLT's common shares and the composition of its assets, QLT believes that it may be deemed a "passive foreign investment company" ("PFIC") for United States federal income tax purposes for the taxable year ended December 31, 2014. QLT also believes that it may be deemed a PFIC for the taxable years ended December 31, 2008 through 2013, and QLT may be a PFIC in future years. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either 75% or more of its gross income is "passive income" or 50% or more of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If QLT is a PFIC for any taxable year during a U.S. holder's holding period for its common shares, certain adverse United States federal income tax consequences could apply to such

U.S. holder, as that term is defined in QLT's Annual Report on Form 10-K filed on February 26, 2015 (as amended by the Form 10-K/A filed on April 30, 2015) and incorporated herein by reference, including on a return of capital to such U.S. holders. In addition, QLT's PFIC status may deter certain U.S. investors from purchasing its stock, which could have an adverse impact on its stock price.

If QLT does not achieve its projected development goals in the timeframes it expects and announces, marketing approval and commercialization of its product candidates may be delayed and its credibility may be adversely affected and, as a result, its stock price may decline.

        For strategic and operational planning purposes, QLT may estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, QLT may publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to QLT's estimates, in many cases for reasons beyond its control. If QLT does not meet these milestones as publicly announced, the market approval and commercialization of its product candidates may be delayed and its credibility may be adversely affected and, as a result, its stock price may decline.

QLT's success is dependent upon obtaining regulatory approval for its product candidates for QLT091001. The regulatory approval process is costly and lengthy and QLT may not be able to successfully obtain all required regulatory approvals. If QLT fails to obtain all required regulatory approvals, its business may suffer.

        As part of the regulatory approval process, QLT must conduct, at its own expense, preclinical studies and clinical trials on humans for each product candidate. Generally, in order to gain approval for a product, QLT must provide the FDA and other applicable regulatory authorities with clinical data that adequately demonstrate the safety and efficacy of that product for the intended disease or condition applied for in the new drug application or respective regulatory file. QLT expects the number and size of clinical trials that the regulatory authorities will require will vary depending on the product candidate, the disease or condition the product is being developed to address, the expected size of the patient population and regulations applicable to the particular product. The length of time necessary to complete clinical trials and to submit an application for marketing approval varies significantly and may be difficult to predict. Further, the approval procedure varies among countries and can involve different testing or data review. Drug development is a long, expensive and uncertain process, and delay or failure can occur at any stage in QLT's clinical trials. Product candidates that appear promising in research or development may be delayed or fail to reach later stages of development or the market for several reasons, including:

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  preclinical studies show the product to be toxic or lack efficacy in animal models;

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  patients die or experience adverse side effects or events for a variety of reasons, including those related to QLT's product candidates or due to the patient's advanced stage of disease or medical problems, which may or may not be related to its product candidates;

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  the FDA, the European Medicines Agency ("EMA") or other regulatory authorities do not permit QLT to proceed with a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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  the data and safety monitoring committee of a clinical trial recommends that a trial be placed on hold or suspended;

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  QLT's trial design, although approved, is inadequate for demonstration of safety and/or efficacy;

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  the FDA, EMA or other regulatory authorities determine that any study endpoints used in clinical trials are not sufficient for movement into a next stage clinical trial or for product approval;

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  delay in or failure to enroll or retain a sufficient number of patients, or difficulty diagnosing, identifying and recruiting suitable patients, including, for example, due to the rarity of the disease being studied;

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  inability to attract or retain personnel with appropriate expertise;

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  third party clinical investigators do not perform QLT's clinical trials on its anticipated schedule or consistent with the clinical trial protocol or other third-party organizations do not perform data collection and analysis in a timely or accurate manner;

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  difficulties formulating the product or otherwise obtaining sufficient quantities of the product to complete clinical trials;

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  inability to manufacture sufficient quantities of the product candidate which conform to design and performance specifications;

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  QLT's clinical trial expenditures are greater than anticipated or are constrained by its budgetary considerations;

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  changes in governmental regulations, policies or administrative actions; or

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  regulatory inspections of QLT's clinical trials or manufacturing facilities, which may, among other things, require QLT to undertake corrective action or suspend or terminate QLT's clinical trials if investigators find it not to be in compliance with regulatory requirements.

        For example, a significant challenge for QLT's clinical trials of QLT091001 for the treatment of Leber Congenital Amaurosis ("LCA") and Retinitis Pigmentosa ("RP") has been and will likely continue to be patient recruitment due to the small population of patients with these conditions, and in particular with the specific genetic mutations causing LCA and RP QLT is currently investigating. The challenge in recruiting subjects from this small population is further exacerbated by the lack of public awareness of such conditions and resulting delay in (or lack of) available genetic testing and diagnosis. Further, patients may be discouraged from enrolling in QLT's clinical trials if the trial protocol requires them to undergo extensive procedures to assess the safety and effectiveness of QLT's products, or they may be persuaded to participate in contemporaneous trials of competitive products. Delay in, or failure of, enrollment of sufficient patients or failure of patients to continue to participate in a study may cause an increase in costs and delays or result in the failure of the trial. QLT's clinical trial costs will also increase if it has material delays in its clinical trials for other reasons or if it needs to perform more or larger clinical trials than anticipated.

        From time to time, QLT engages in discussions with the FDA, EMA and other regulatory authorities to determine the regulatory requirements for its development programs. These discussions may include deliberations on number and size of clinical trials, definition of patient population, study end points and safety. The final determination on these matters by the applicable regulatory authority may be difficult to predict, in particular where there are no approved precedents to establish drug development norms in a particular class of drug disease area, such as orphan drug development, and may be different, including more onerous, than QLT anticipated, which may delay, limit or prevent approval of QLT's product candidates.

        The FDA, the EMA and other regulatory authorities also have substantial discretion in deciding whether any of QLT's product candidates should be granted approval for the treatment of the particular disease or condition. Even if QLT believes that a clinical trial or trials has demonstrated the safety and efficacy of any of its product candidates, the results may not be satisfactory to the regulator.

For example, while QLT currently plans to first pursue marketing approval in the European Union (the "EU"), its current pivotal trial protocol for QLT091001 for Inherited Retinal Disease ("IRD") is designed with a goal of obtaining sufficient efficacy and safety data to pursue marketing approvals from both the FDA and the EMA. There can be no assurance, however, that study results from one pivotal trial will be sufficient to obtain such approvals, or that, even if marketing approval (or conditional marketing approval, as applicable) is obtained from one regulatory authority, QLT will likewise obtain marketing approval from the other regulatory authority. Preclinical and clinical data can be interpreted by regulators in different ways, which could delay, limit or prevent regulatory approval of QLT's product candidates.

        In addition, the FDA or other regulatory authorities may conduct inspections of manufacturing or clinical sites prior to approval of QLT's drug product. A determination that manufacturing or clinical sites do not satisfy regulatory requirements could delay or preclude approval.

        Further, after approval of the product, regulators may start review procedures based on pharmacovigilance or other safety data. They have broad discretion in amending, suspending or withdrawing approvals and may also impose obligations to conduct post-approval studies.

        QLT is evaluating a potential plan to make a submission for conditional marketing authorization in the EU for QLT091001 for the treatment of IRD. There are specific risks associated with conditional approvals in the EU. It is possible that the EMA will refuse to grant the approval because the legal conditions for a conditional approval are not met, for instance because the data are not sufficiently convincing. When a conditional approval is granted, it is valid for renewable periods of one year and typically contains specific conditions, such as conducting one or more new studies, including pivotal studies, or enhanced pharmacovigilance obligations. QLT will need to comply with these specific conditions to secure renewal and new conditions may also be imposed. If the conditions are not complied with, or when new information results in a different benefit-risk assessment, the renewal may be refused. In addition, the conditional approval may initially only cover a narrow therapeutic indication, which could possibly be broadened when more extensive data become available. The initial approval would, however, already start the regulatory data exclusivity and orphan market exclusivity periods and be taken into account for calculating the patent extension period (supplementary protection certificate or summary of product characteristics).

Even if regulatory authorities approve QLT's product candidates for the treatment of the diseases or conditions QLT is targeting, QLT's product candidates may not be marketed or commercially successful. If QLT's product candidates are not marketed or commercially successful, it would seriously harm its ability to generate revenue.

        The successful commercialization of QLT's technology, and in particular its synthetic retinoid, QLT091001, is crucial for QLT's success. Successful product commercialization in the pharmaceutical industry is highly uncertain and very few product commercialization initiatives or research and development projects progress through all phases of development and/or produce a successful commercial product. Even if QLT's products or product candidates are successfully developed, receive all necessary regulatory approvals and are commercially produced, there are number of risks and uncertainties involved in commercializing a product in this industry including the following:

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  negative safety or efficacy data from post-approval marketing experience or production-quality problems could cause sales of QLT's products to decrease or a product to be recalled;

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  negative safety or efficacy data from clinical studies conducted by any party could cause sales of QLT's products to decrease or a product to be recalled;

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  regulatory approvals might limit how or to whom QLT can sell its products;

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  QLT may face significant or unforeseen difficulties or expenses in manufacturing its products, which may only become apparent when scaling-up the manufacturing to commercial scale;

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  QLT may need to obtain licenses under third-party patents which can be costly, or may not be available at all;

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  QLT's intellectual property rights could be challenged by third parties or it could be found to be infringing on intellectual property rights of third parties;

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  small patient populations may impact distribution and marketing strategy, which may increase QLT's distribution, marketing and per-patient or per-treatment costs;

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  QLT may be unable to obtain or maintain sufficient market share at a price high enough to justify commercialization of the product;

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  effectiveness of QLT's distribution and marketing strategy, including establishing and maintaining key relationships with distributors and suppliers; and

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  many jurisdictions, including many member states of the EU, impose pricing restrictions or restrict reimbursement of products by the social security systems.

        Numerous other factors may impact market acceptance and demand for QLT's products, including but not limited to:

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  size of the target populations for a product and ability to identify and reach such target populations with the product;

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  QLT's pricing decisions, including a decision to increase or decrease the price of a product, and the pricing decisions of QLT's competitors; and

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  formulation of products in a manner in which they are marketable or subject to appropriate third-party coverage or reimbursement, or the inability to obtain appropriate third-party coverage or reimbursement for any other reason.

If QLT fails to comply with ongoing regulatory requirements, it will materially harm its business.

        The regulatory approval process is lengthy, expensive and uncertain. QLT may not be able to obtain, continue to obtain, or maintain necessary regulatory approvals on a timely basis, or at all, for its product candidates in development, and delays in receipt or failure to receive such approvals, the loss of previously received approvals, or failure to comply with existing or future regulatory requirements could have a material adverse effect on QLT's business and its financial condition.

        QLT's product candidates are subject to extensive and rigorous regulation for safety, efficacy and quality by the U.S. federal government, principally the FDA, and by state and local governments and by foreign regulatory authorities in jurisdictions in which QLT's product candidates may be sold or used in clinical development. Product labeling, manufacturing, adverse event reporting, pricing rules and restrictions, storage, distribution, advertising and promotion, and record keeping are some of the ongoing regulatory requirements to which products are subject. For example, QLT is subject to U.S. federal and state laws pertaining to healthcare "fraud and abuse," including anti-kickback and false claims laws, for any actions taken prior to January 31, 2013 with respect to the marketing, sale and pricing of Visudyne, and will be subject to these laws with respect to the marketing, sale and pricing of any of QLT's product candidates that are approved for commercial sale. QLT's failure or the failure of any third parties on whom QLT relies to comply with applicable requirements may be punishable by criminal and/or civil sanctions against QLT and/or its senior officers, including fines and civil monetary penalties, as well as the possibility of exclusion from federal health care programs, including Medicare and Medicaid, and could result in, among other things, product recalls or seizures, injunctions, price rebates, total or partial suspension of production and/or distribution, refusals to permit products to be imported into or exported out of the United States or elsewhere, FDA or other regulatory agency refusal to grant approval of drugs or to allow QLT to enter into governmental supply contracts, and withdrawals of previously approved marketing applications. Regulators can also withdraw a product's approval under some circumstances, such as the failure to comply with regulatory requirements or unexpected safety issues.

        The FDA often requires post-marketing testing and surveillance to monitor the effects of approved products. The FDA, EMA or other regulatory authorities may condition approval of QLT's product candidates on the completion of such post-marketing clinical studies. These post-marketing studies may entail significant additional expense and may suggest that a product causes undesirable side effects or may present a risk to the patient. If data produced from post-marketing studies suggest that one of QLT's approved products may present a risk to safety, the government authorities could withdraw that product approval, suspend production or place other marketing restrictions on QLT's products. If QLT is unable to sell its products because it has failed to maintain regulatory approval or have to expend significant resources having to address compliance issues, its revenue, financial conditions or results of operations may be materially adversely affected. QLT is also subject to numerous federal, provincial/state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to drugs are, in certain instances, subject to regulation by the FDA, the Federal Trade Commission and other regulatory agencies in other jurisdictions. QLT may be required to incur significant costs to comply with such laws and regulations in the future, and such laws or regulations may materially harm its business. Unanticipated changes in existing regulatory requirements, QLT's failure to comply with such requirements or the adoption of new requirements could materially harm its business.

Product development is a long, expensive and uncertain process, and QLT may terminate one or more of its development programs. If QLT terminates a development program or product candidate, or if it decides to modify or continue a development program that does not succeed, its prospects may suffer and it may incur significant expenses that could adversely affect its financial condition or results of operations.

        QLT's product candidate, QLT091001, is under evaluation in clinical programs for the treatment of (a) LCA and RP (autosomal recessive) due to mutations in lecithin:retinol acyltransferase ("LRAT") or retinal pigment epithelium protein 65 ("RPE65") (IRD 02), (b) RP (autosomal dominant) (RP 01), and (c) Impaired Dark Adaptation (IDA 02). QLT may determine that certain programs do not have sufficient potential to warrant the continued allocation of resources to them. Accordingly, QLT may elect to suspend, terminate or modify one or more of its programs, which could include changing its clinical or business model for further development, including by attempting to extract or monetize value from the program by either selling, out-licensing or potentially partnering part or all of the program. If QLT terminates and seeks to monetize part or all of a program in which it has invested significant resources, or it continues to expend further resources on a program, and subsequently fail to achieve its intended goals, its prospects may suffer, as QLT will have expended resources on a program that may not provide a suitable return, if any, on its investment and QLT may have missed the opportunity to allocate those resources to potentially more productive uses. In addition, in the event of a termination of a product candidate or program, QLT may incur significant expenses and costs associated with the termination of the program, which could adversely affect its financial condition or results of operations.

QLT faces intense competition, which may limit its commercial opportunities and its ability to generate revenues.

        The biopharmaceutical industry is highly competitive and is characterized by rapidly evolving technology. Competition in this industry occurs on many fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at less cost, developing new products to provide benefits superior to those of existing products, and acquiring or licensing complementary or novel technologies from other pharmaceutical companies or individuals.

        QLT's competitors include major pharmaceutical and biopharmaceutical companies, many of which are large, well-established companies with access to financial, technical and marketing resources significantly greater than QLT's and substantially greater experience in developing and manufacturing products, conducting preclinical and clinical testing and obtaining regulatory approvals. QLT's competitors may develop or obtain patent protection for products in clinical development earlier than QLT, design around patented technology developed by QLT, obtain regulatory approval for such products before QLT, or develop more effective or less expensive products than QLT. QLT's commercial opportunities will be reduced or eliminated if its competitors develop or acquire and market products that are more effective, have fewer or less severe adverse side effects, or are less expensive than QLT's future products. Competitors also may develop or acquire products that make QLT's future products obsolete. Any of these competitive products or events could have a significant negative impact on QLT's business and financial results, including reductions in its market share, revenues and gross margins.

QLT's commercial success depends in part on its ability and the ability of its licensors to obtain and maintain patent protection on its product candidates and technologies, to preserve trade secrets, and to operate without infringing the proprietary rights of others.

        QLT has applied for and continue to apply for patents for certain aspects of its product candidates and technology. QLT may not be able to obtain patent protection on aspects of its product candidates and technology. For example, while U.S. Patent No. 7,951,841 was issued on May 31, 2011 covering various methods of use of QLT091001 in the treatment of diseases associated with an endogenous 11-cis-retinal deficiency until 2027, the molecule in QLT091001 is not eligible for composition of matter protection in the United States or elsewhere because it was previously known in the scientific community. Therefore, QLT may not be able to prevent competitors from commercializing the molecule in QLT091001 for the treatment of diseases that fall outside of the scope of its patents protecting these methods.

        QLT's patent position and proprietary technologies are subject to certain risks and uncertainties. Although a patent has a statutory presumption of validity, the issuance of a patent is not conclusive as to its validity or as to enforceability of its claims. Accordingly, there can be no assurance that QLT's patents will afford legal protection against competitors, nor can there be any assurance that the patents will not be infringed by others, nor that others will not obtain patents that QLT would need to license. In the United States, issued patent claims may be broadened, narrowed, otherwise amended, or even cancelled as a result of various post-issuance proceedings instituted by QLT or third parties at the United States Patent and Trademark Office ("USPTO"). These proceedings include post-grant reviews, inter partes reviews, ex parte reexaminations, supplemental examinations, reissue applications, and challenges under the transitional program for covered business method patents. Further, at least some foreign jurisdictions in which QLT and its licensors have filed patent applications also have procedures that allow for post-issuance challenges at the respective intellectual property or patent office of that jurisdiction. Such challenges may result in the broadening, narrowing, otherwise amending, or even cancellation of issued patent claims in those jurisdictions. Post-issuance challenges at patent offices in the United States or in foreign jurisdictions can be an alternative to, or in addition to, challenges made by third parties using the appropriate jurisdiction's judicial system. QLT's issued patents are subject to challenges through the judicial system of the appropriate jurisdiction.

        With respect to pending patent applications QLT owns or licenses, it does not know whether or not patent applications will result in issued patents. Securing patent protection for a product is a complex process involving many legal and factual questions. The patent applications that QLT and its licensors have filed in the United States and elsewhere are at varying stages of examination, the timing of which is outside of its control. Certain of these applications have not yet commenced examination in the USPTO and other international patent offices, and QLT cannot predict the timing or results of such examinations. Further, because each country has its own requirements for determining patentable subject matter, the patent protection conferred by patent applications owned and licensed by QLT may result in varying scopes of protection, including but not limited to receiving no patent protection in some jurisdictions.

        Likewise, to the extent a preferred position is conferred by patents QLT owns or licenses, upon expiry of such patents, or if such patents are successfully challenged, invalidated or circumvented, QLT's preferred position may be lost.

        Patents issued or licensed to QLT may be infringed by the products or processes of other parties. The cost of enforcing its patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with QLT's normal operations.

        It is also possible that a court may find QLT to be infringing validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, QLT may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, QLT may need to materially alter its processes, may be unable to launch a product or may lose the right to manufacture and sell a product entirely or for a period of time.

        Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to QLT's scientific and commercial success. Although it attempts to, and will continue to attempt to, protect its proprietary information through reliance on trade secret laws and the use of confidentiality agreements with its collaborators, contract manufacturers, licensees, clinical investigators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of or access to QLT's proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

If QLT fails to obtain or maintain orphan drug designation or other market exclusivity for QLT091001, its competitive position may be harmed.

        Since the extent and scope of QLT's patent protection for QLT091001 is limited, orphan drug designation is especially important for this product candidate. QLT091001 has received orphan drug designations for the treatment of LCA (due to inherited mutations in the LRAT or RPE65 genes) and RP (all mutations) by the FDA, and for the treatment of LCA and RP (all mutations) by the EMA. The FDA has also formally acknowledged that the orphan drug designations granted by the FDA on QLT091001 for the treatment of LCA (due to inherited mutations in LRAT or RPE65 genes) and RP (all mutations) also cover QLT091001 for the treatment of IRD, including severe early childhood onset retinal dystrophy, which disease/condition QLT believes subsumes both LCA due to inherited mutations in LRAT or RPE65 genes and RP. On July 30, 2014, the EMA also formally acknowledged that a therapeutic indication of QLT091001 for the treatment of patients with IRD, who have been phenotypically diagnosed as LCA or RP caused by mutations in RPE65 or LRAT, would fall under the orphan drug designations of treatment of LCA and treatment of RP. These designations provide market exclusivity in the applicable jurisdiction for seven years and 10 years (which could be reduced), respectively, if a product is approved. This market exclusivity does not, however, pertain to indications other than those for which the drug was specifically designated in the approval, nor does it prevent other types of drugs from receiving orphan designations or approvals in these same indications. It is also possible that QLT could lose orphan drug status, or that a competing product with an orphan designation and the same indication as QLT's product could reach the market before QLT's product does. Further, even after an orphan drug is approved, the FDA can subsequently approve a drug with the same active moiety for the same condition if the FDA concludes that the new drug is clinically superior to the orphan product or a market shortage occurs.

        QLT may seek orphan drug designations for QLT091001 for the treatment of other indications when QLT believes that such orphan drug designations could provide it with a commercial advantage. There is no assurance that QLT will receive such orphan drug designations or, even if it does, that such orphan drug designations will provide QLT with a commercial advantage. If QLT does not receive these orphan drug designations from one or both of the FDA or EMA in a timely manner or at all, its development plans and timelines to initiate pivotal trials for QLT091001 could be negatively impacted.

        Additionally, upon FDA approval, QLT believes that the active pharmaceutical ingredient in QLT091001 may qualify as a new chemical entity ("NCE") which provides for five years of exclusivity following approval. QLT intends to seek NCE exclusivity; however, there is no assurance that QLT091001 will qualify and gain the additional five-year exclusivity period, even if QLT091001 is approved. QLT also plans to secure regulatory exclusivity for QLT091001 in the EU; however, there can be no assurance that QLT will be successful in securing approval or regulatory exclusivity in the EU.

The commercialization of QLT's product candidates may be dependent on its ability to establish and maintain effective sales and marketing capabilities or to enter into collaborations with partners to perform these services. If QLT is unable to establish and maintain effective sales and marketing capabilities, or fail to enter into agreements with third parties to sell and market its products, its ability to generate revenues from the sale of future products may be harmed.

        In order to commercialize any of QLT's product candidates that may be approved for commercial sale, it may need to establish and maintain an effective sales and marketing infrastructure or enter into collaborations with partners able to perform these services for QLT. QLT currently does not have an in-house sales and marketing organization. If QLT is unable to successfully establish capabilities to sell and market its products within or outside the United States either through its own capabilities or by entering into collaborations with partners to market and distribute its products, QLT will have difficulty globally commercializing its products. In any of these events, QLT's ability to generate revenues may be harmed.

The future growth of QLT's business may depend in part on its ability to successfully identify, acquire on favorable terms, and assimilate technologies, products or businesses.

        From time to time, QLT may engage in negotiations to expand its operations and market presence by future product, technology or other acquisitions, in-licensing and business combinations, joint ventures or other strategic alliances with other companies. QLT may not be successful in identifying, initiating or completing such negotiations. Competition for attractive product acquisition or alliance targets can be intense, and QLT may not succeed in completing such transactions on terms that are acceptable to it. Even if QLT is successful in these negotiations, these transactions create risks, including:

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  difficulties in and costs associated with assimilating the operations, technologies, personnel and products of an acquired business;

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  assumption of known or unknown liabilities or other unanticipated events or circumstances;

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  acquired / in-licensed technology may not be successfully developed and commercialized;

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  the potential disruption to QLT's ongoing business; and

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  the potential negative impact on QLT's earnings and cash position.

        Any of these risks could harm QLT's ability to achieve anticipated levels of profitability for acquired businesses or technology or to realize other anticipated benefits of the transaction.

QLT expects to rely on third-party manufacturers, distributors and contract research organizations for the manufacture and distribution of its future commercial products and the management and conduct of its clinical trials. Any difficulties with such third parties could delay clinical trial results and future revenues from sales of its future commercial products.

        QLT expects to rely on third parties to manufacture its product candidates for use in later stage clinical trials and, if commercialized, to manufacture and distribute its products in commercial quantities. QLT also expects to rely on contract research organizations ("CROs") to manage and conduct its future clinical trials. If QLT is unable to obtain and maintain agreements on favorable terms with contract manufacturers and distributors, or these parties fail to supply required materials or comply with regulatory requirements, or if QLT fails to timely locate and obtain regulatory approval for additional or replacement manufacturers or distributors as needed, it could impair or prevent QLT's ability to deliver its future commercial products on a timely basis, or at all, which in turn would materially and adversely harm QLT's business and financial results. Similarly, if QLT is unable to obtain and maintain agreements on favorable terms with CROs in connection with QLT's future clinical trials, or if any CROs it retains fail to timely provide the required services or comply with regulatory requirements, it could impair or prevent QLT's ability to timely conduct successful clinical trials, which would impair QLT's ability to obtain regulatory approval to sell its products, which in turn would materially and adversely harm its business and financial results.

Healthcare reform and restrictions on reimbursements may limit QLT's financial returns.

        QLT's ability to commercialize its product candidates successfully will depend, in part, on the timeliness of, and the extent to which, adequate coverage and reimbursement for the cost of such products and related treatments is obtained from government health administration authorities, private health insurers and other organizations in the United States and foreign markets. These third parties are increasingly challenging both the need for and the price of new drug products. Significant uncertainty exists as to the reimbursement status of newly approved therapeutics. Applications or re-applications for coverage and reimbursement for any of its products may not result in approvals. Adequate third-party reimbursement may not be available for QLT's product candidates to enable it to maintain price levels sufficient to realize an appropriate return on its investments in research and product development.

QLT may become involved in legal proceedings from time to time and if there is an adverse outcome in its litigation or other legal actions, its business may be harmed.

        QLT may become involved in legal actions in the ordinary course of its business. Litigation may result in verdicts against QLT, including excessive verdicts, which may include a judgment with a significant monetary award, as occurred in 2008 in the litigation with Massachusetts Eye and Ear Infirmary, including the possibility of punitive damages, a judgment that certain of QLT's patent or other intellectual property rights are invalid or unenforceable and, as occurred in 2006 in the litigation with TAP Pharmaceuticals in the United States, the risk that an injunction could be issued preventing the manufacture, marketing and sale of QLT's products that are the subject of the litigation.

        In addition, QLT may become involved in disputes or legal actions as a result of its past strategic corporate restructurings. For example, QLT is currently in a disagreement with Valeant over whether it is entitled to the $5 million Laser Earn-Out Payment as a result of the FDA's approval of the premarket application supplement for the Qcellus laser. If QLT cannot favorably resolve this dispute, it may not receive any or all of the contingent consideration pertaining to regulatory approval of the Qcellus laser.

        If disputes are resolved unfavorably, QLT's financial condition and results of operations may be adversely affected. Additionally, any litigation, whether or not successful, may damage QLT's reputation. Furthermore, QLT will have to incur substantial expense in defending these lawsuits and the time demands of such lawsuits could divert management's attention from ongoing business concerns and interfere with QLT's normal operations.

        In addition, the testing, manufacturing, marketing and sale of human pharmaceutical products entail significant inherent risks of allegations of product liability. QLT's use of such products and medical devices in clinical trials exposes QLT to liability claims allegedly resulting from the use of these products or devices. These risks exist even with respect to those products or devices that are approved for commercial sale by the FDA or applicable foreign regulatory authorities and manufactured in facilities licensed and regulated by those regulatory authorities.

        QLT's current insurance may not provide coverage or adequate coverage against potential claims, losses or damages resulting from such litigation. QLT also cannot be certain that its current coverage will continue to be available in the future on reasonable terms, if at all. If QLT were found liable for any claims in excess of its coverage or outside of its coverage, the cost and expense of such liability could materially harm its business and financial condition.

QLT's use of hazardous materials exposes it to the risk of environmental liabilities, and QLT may incur substantial additional costs to comply with environmental laws.

        QLT's research, development and manufacturing activities involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. QLT is subject to federal, state/provincial and local government regulation in the use, storage, handling and disposal of hazardous and radioactive materials. If any of these materials resulted in contamination or injury, or if QLT fails to comply with these regulations, it could be subject to fines and other liabilities, and any such liabilities could exceed QLT's resources. QLT's insurance may not provide adequate coverage against potential claims or losses related to its use of any such materials, and QLT cannot be certain that its current insurance coverage will continue to be available on reasonable terms, if at all. In addition, any new regulation or change to an existing regulation could require QLT to implement costly capital or operating improvements for which it has not budgeted.

QLT's provision for income taxes and effective income tax rate may vary significantly and may adversely affect its results of operations and cash resources.

        Significant judgment is required in determining QLT's provision for income taxes. Various internal and external factors may have favorable or unfavorable effects on QLT's future provision for income taxes, income taxes receivable, and its effective income tax rate. These factors include, but are not limited to, changes in tax laws, regulations and/or rates, results of audits by tax authorities, changing interpretations of existing tax laws or regulations, changes in estimates of prior years' items, the impact of transactions QLT completes, future levels of research and development spending, changes in the overall mix of income among the different jurisdictions in which QLT operates, and changes in overall levels of income before taxes. Furthermore, new accounting pronouncements or new interpretations of existing accounting pronouncements (such as those described in QLT's Annual Report on Form 10-K filed on February 26, 2015 and incorporated by reference herein) can have a material impact on its effective income tax rate.

        QLT files income tax returns and pay income taxes in jurisdictions where it believes it is subject to tax. In jurisdictions in which it does not believe it is subject to tax and therefore do not file income tax returns, QLT can provide no certainty that tax authorities in those jurisdictions will not subject one or more tax years (since QLT's inception) to examination. Tax examinations are often complex as tax authorities may disagree with the treatment of items reported by QLT, the result of which could have a material adverse effect on its financial condition and results of operations.

QLT has incurred losses from continuing operations for several years and expect to continue to incur losses for the foreseeable future.

        QLT has generated significant operating losses in prior years. During the year ended December 31, 2014 QLT incurred a net loss of $4.1 million and as at December 31, 2014 its accumulated deficit was approximately $511.3 million. QLT expects to continue to incur net losses from continuing operations for the foreseeable future due to clinical development costs related to its synthetic retinoid product and the absence of any revenue generating activities. QLT is uncertain when or if it will be able to achieve or sustain profitability. If QLT is unable to achieve or sustain profitability in the future, this may adversely affect its stock price.

QLT's operating expenses may fluctuate, which may cause its financial results to be below expectations and the market price of QLT's securities to decline.

        QLT's operating expenses may fluctuate from period to period for a number of reasons, some of which are beyond its control. An increase in operating expenses could arise from any number of factors, such as:

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  increased costs associated with the research and development of QLT's product candidates;

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  fluctuations in currency exchange rates; and

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  product, technology or other acquisitions or business combinations.

The market price of QLT's common shares is volatile and the value of an investment in its common shares could decline.

        The market prices for securities of biotechnology companies, including QLT, have been and are likely to continue to be volatile. As a result, investors in companies such as QLT often buy at high prices only to see the price drop substantially a short time later, resulting in an extreme drop in value in the holdings of these investors. Trading prices of the securities of many biotechnology companies, including QLT, have experienced extreme price and volume fluctuations which have, at times, been unrelated to the operating performance of the companies whose securities were affected. Some of the factors that may cause volatility in the price of QLT's securities include:

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  announcements related to QLT's strategic alternatives process;

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  results of QLT's research and development programs;

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  issues with the safety or effectiveness of QLT's product candidates;

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  announcements of technological innovations or new products by QLT or its competitors;

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  litigation commenced by or against QLT;

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  regulatory developments or delays concerning QLT's products;

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  quarterly variations in QLT's financial results; and

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  the timing and amounts of contingent consideration paid to QLT by third parties.

        The price of QLT common shares may also be adversely affected by the estimates and projections of the investment community, general economic and market conditions, and the cost of operations in QLT's product markets. Due to general economic conditions, extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated or disproportionate to the actual performance of the affected companies.

If QLT fails to manage its exposure to global financial, securities market and foreign exchange risk successfully, QLT's operating results and financial statements could be materially impacted.

        The primary objective of QLT's investment activities is to preserve principal while at the same time maintaining liquidity and maximizing yields without significantly increasing risk. To achieve this objective, QLT's cash equivalents are high credit quality, liquid, money market instruments. If the carrying value of QLT's investments exceeds the fair value, and the decline in fair value is deemed to be other-than-temporary, QLT will be required to write down the value of its investments, which could materially harm its results of operations and financial condition. Moreover, the performance of certain securities in QLT's investment portfolio may correlate with the credit condition of governments, government agencies, financial institutions and corporate issuers. If the credit environment were to become unstable, as it did in the second half of 2008 and throughout much of 2009, QLT might incur significant realized, unrealized or impairment losses associated with these investments.

        The functional currency of QLT is the U.S. dollar. As a result, to the extent that foreign currency-denominated (i.e., non-USD) monetary assets do not equal the amount of QLT's foreign currency-denominated monetary liabilities, foreign currency gains or losses could arise and materially impact QLT's financial statements.

        Any of these events could have a significant negative impact on QLT's business and financial results.

Risk Factors Relating to InSite's Business

        InSite's business is, and will continue to be subject to the following additional risks. Following completion of the Merger, the combined company will be subject to many of the same risks.

InSite management believes that, if the Merger is not completed and InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite will need to cease operations and liquidate its assets.

        InSite has incurred significant operating losses since its inception in 1986 and has pursued numerous drug development candidates that failed to achieve clinical end points or did not prove to have commercial potential. InSite expects to incur net losses for the foreseeable future or until InSite is able to achieve significant royalties or other revenues from sales of its products. Attaining significant revenue or profitability depends upon InSite's ability, alone or with third parties, to develop InSite's potential products successfully, conduct clinical trials, obtain required regulatory approvals and manufacture and market InSite's products successfully. InSite may not ever achieve or be able to maintain significant revenue or profitability, including with respect to AzaSite, InSite's lead product which has experienced declining sales in the United States, and has continued to decline further following Akorn, Inc.'s ("Akorn") acquisition of Inspire Pharmaceuticals, Inc. ("Inspire") from Merck & Company ("Merck") in November 2013. In addition, InSite's right to receive minimum royalties from Merck terminated in September 2013. AzaSite has not been commercially launched outside the United States and InSite does not have any other products that have been approved for commercialization either in the United States or internationally.

InSite may need to cease operations and liquidate its assets if it loses the benefit of the Secured Note and/or the Merger is not completed.

        In connection with the execution of the Merger Agreement, InSite and QLT entered into the Secured Note pursuant to which QLT agreed to provide a secured line of credit of up to $9,853,333 to

InSite. The line of credit from QLT to InSite is intended to provide InSite with sufficient funding to operate its business through completion of the Merger. If the line of credit is no longer available and/or the Merger is not completed and InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets.

It is difficult to evaluate InSite's business because InSite is in an early stage of commercializing its products, its product candidates are still in clinical trials and successful development of pharmaceutical products is highly uncertain and requires significant expenditures, risk and time.

        InSite is still in an early stage of commercializing its products. AzaSite® (azithromycin ophthalmic solution) received regulatory approval in the United States in April 2007 and commercial sales of AzaSite began in the third quarter of 2007. Besivance® (besifloxacin ophthalmic suspension) received regulatory approval in May 2009 and commercial sales of Besivance began in the second half of 2009. InSite must receive approval in other countries prior to marketing AzaSite in such countries. Before regulatory authorities grant InSite marketing approval for additional products, InSite needs to conduct significant additional research and development and preclinical and clinical testing and submit NDAs. Successful development of pharmaceutical products is highly uncertain. Products that appear promising in research or development may be delayed or fail to reach later stages of development or the market for many reasons, including:

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  preclinical tests may show the product to be toxic or lack efficacy in animal models;

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  failure to receive the necessary United States or international regulatory approvals or a delay in receiving such approvals due to, among other things, slow enrollment in clinical studies, failure to achieve study endpoints within the time period prescribed by the study, or at all, additional time requirements for data analysis or Biological License Application ("BLA") or NDA preparation, discussions with the FDA, FDA requests for additional preclinical or clinical data, analyses or changes to study design; or safety, efficacy or manufacturing issues;

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  clinical trial results may show the product to be less effective than desired or to have harmful or problematic side effects;

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  difficulties in formulating the product, scaling the manufacturing process, or getting necessary manufacturing approvals;

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  even if safe and effective, manufacturing costs, pricing, reimbursement issues or other factors may make the product uneconomical;

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  proprietary rights of others and their competing products and technologies may prevent the product from being developed or commercialized; or

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  inability to compete with superior, equivalent, more cost-effective or more effectively promoted products offered by competitors.

        Therefore, InSite's research and development activities may not result in any commercially viable products.

Clinical trials are expensive, time-consuming and difficult to design, enroll and implement and there can never be any assurance that the results of such clinical trials will be favorable.

        Human clinical trials for InSite's product candidates are very expensive and difficult to design, enroll and implement, in part because they are subject to rigorous regulatory requirements. A significant portion of InSite's operating expenses in the past three years were incurred on InSite's AzaSite Plus/DexaSite Phase 3 clinical trial and BromSite Phase 3 clinical trial. Despite the significant time, expense and resources devoted to the trial, the AzaSite Plus/DexaSite Phase 3 clinical trial did not meet its clinical endpoints as required by the FDA and the future development of these product candidates is uncertain. The clinical trial process is also time-consuming. InSite may experience difficulties or delays in enrolling its clinical trials, which can delay the trials and InSite's ability to obtain ultimate approval of InSite's product candidates. In addition, InSite requires various clinical materials to conduct its clinical trials and any unavailability or delay in InSite's ability to obtain these materials may delay InSite's trials, cause them to be more expensive or preclude InSite from completing these trials, which would harm InSite's ability to obtain approval for its product candidates and therefore harm InSite's business. InSite estimates that any particular clinical trial may take over a year to complete and will be very expensive. Furthermore, InSite could encounter problems that might cause it to abandon or repeat clinical trials resulting in additional expense, further delays and potentially preventing the completion of such trials. The commencement and completion of clinical trials may be delayed or terminated due to several factors, including, among others:

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  unforeseen safety issues;

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  lack of effectiveness during clinical trials, including failure to meet required clinical endpoints;

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  difficulty in determining dosing and trial protocols;

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  slower than expected rates of patient recruitment;

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  difficulties in obtaining clinical materials or participants necessary for the conduct of InSite's clinical trials;

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  inability to monitor patients adequately during or after treatment; and

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  inability or unwillingness of clinical investigators to follow InSite's clinical protocols.

        In addition, InSite or the FDA may suspend InSite's clinical trials at any time if it appears that InSite is exposing participants to unacceptable health risks or if the FDA finds deficiencies in InSite's submissions or the conduct of these trials. In any such case, InSite may not be able to obtain regulatory approval for its product candidates, in which case InSite would not obtain any benefit from InSite's substantial investment in developing the product and conducting clinical trials for such products.

The results of InSite's clinical trials may not support InSite's product candidate claims.

        Even if InSite's clinical trials are completed as planned, InSite cannot be certain that the results will support InSite's product candidate claims. Even if pre-clinical testing and clinical trials for a product candidate are successful, this does not ensure that later clinical trials will be successful and InSite cannot be sure that the results of later clinical trials will replicate the results of prior clinical trials and pre-clinical testing, meet InSite's expectations or defined clinical endpoints, or satisfy the FDA or other regulatory bodies. The clinical trial process may fail to demonstrate that InSite's product candidates are safe for humans or effective for indicated uses. In addition, InSite's clinical trials involve relatively small patient populations. Because of the small sample size, the results of these clinical trials may not be indicative of future results. Any such failure would likely cause InSite to abandon the product candidate and may delay development of other product candidates. Any delay in, or termination of, InSite's clinical trials will delay or preclude the filing of InSite's NDAs with the FDA and, ultimately, InSite's ability to commercialize its product candidates and generate product revenues.

        For example, results from InSite's 2008 Phase 3 clinical trial of AzaSite Plus for the treatment of blepharoconjunctivitis showed improved clinical outcomes as compared to treatment with a corticosteroid or antibiotic alone in the reduction of inflammatory signs and symptoms and bacterial eradication, respectively. However, the trial did not achieve its primary clinical endpoint as defined by the protocol. In 2013, InSite's AzaSite Plus/DexaSite Phase 3 clinical trial also failed to meet its primary endpoint. The future development of these product candidates is unclear and InSite may not receive any return on its significant investments in AzaSite Plus or DexaSite. InSite cannot assure you that the FDA will accept the BromSite NDA or that InSite will ever achieve FDA approval for the commercialization of AzaSite Plus, DexaSite, BromSite or any other product candidate. InSite's lack of cash resources may cause it to have to delay filing an NDA for DexaSite, delaying any FDA approval and commercialization of that product.

InSite's strategy for commercialization of InSite's products requires it to enter into successful arrangements with corporate collaborators.

        InSite generally intends to enter into partnering and collaborative arrangements with respect to the commercialization of InSite's product candidates. However, InSite cannot assure you that InSite will be able to enter into such arrangements or that they will be beneficial to InSite. The success of InSite's partnering and collaboration arrangements will depend upon many factors, including, among others:

  •
  the progress and results of InSite's preclinical and clinical testing and research and development programs;

  •
  the time and cost involved in obtaining regulatory approvals;

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  the market, or perceived market, for InSite's product candidates;

  •
  InSite's financial condition, and ability to perform its obligations to its potential partners;

  •
  InSite's ability to negotiate favorable terms with potential collaborators;

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  the efforts and success of InSite's collaborators in further developing or marketing the product;

  •
  InSite's ability to prosecute, defend and enforce patent claims and other intellectual property rights;

  •
  the outcome of possible future legal actions; and

  •
  competing technological and market developments.

        InSite may not be able to enter into arrangements with third parties to support the commercialization of its products on acceptable terms, or at all, and may not be able to maintain any arrangement that InSite does enter into. If InSite pursues a partnership for its product candidates prior to successfully filing an NDA, completing Phase 3 trials or commencing commercialization, InSite will likely receive less favorable economic terms than if InSite successfully filed an NDA, completed Phase 3 trials or commenced commercialization.

The commercial success of InSite's products is dependent on the diligent efforts of InSite's corporate collaborators.

        Because InSite generally relies on third parties for the marketing and sale of its products, revenues that InSite receives will be highly dependent on the efforts and success of these third parties. In November 2013, Akorn acquired Inspire from Merck and Akorn became responsible for the commercialization of AzaSite in the United States. Prior to Akorn's acquisition of Inspire, the monthly prescriptions and InSite's earned royalty revenues on net sales of AzaSite by Merck had decreased significantly, a trend that has continued since Akorn's acquisition of Inspire. In June 2014, InSite amended the North American license ("Akorn License") of AzaSite to Akorn to, among other things, reduce the royalty rate InSite receives to a tiered royalty percentage ranging from 8.0% to 15.0% of AzaSite's net sales, depending on the level of such sales. This lower tier of this royalty percentage range increased from 8.0% to 9.0% in connection with InSite's settlement of the Mylan patent infringement lawsuit. InSite believes that its AzaSite royalties will likely decline further in future periods due to the reduced royalty rate and declining prescriptions for AzaSite. In addition, InSite's partners, including Akorn, may terminate their relationships with InSite and/or may not diligently or successfully market or sell InSite's products. Akorn can terminate the Akorn License at any time at its discretion. Akorn or other partners may also emphasize sales and marketing of their own or other products or pursue alternative or competing technologies or develop alternative products either on their own or in collaboration with others, including InSite's competitors. In addition, marketing consultants and contract sales organizations that InSite uses for its products may market products that compete with InSite's products and InSite must rely on their efforts and ability to market and sell InSite's products effectively.

If InSite fails to enter into future collaborations or InSite's current collaborations are terminated, InSite will need to enter into new collaborations or establish InSite's own sales and marketing organization; InSite's royalties under the Akorn License are subject to reduction, termination and suspension.

        InSite may not be able to enter into or maintain collaborative arrangements with third parties, including Akorn. If InSite is not successful in entering into future collaborations or maintaining its existing collaborations, InSite may be required to find new corporate collaborators or establish its own sales and marketing organization.

        InSite does not have a long-standing relationship with Akorn, which acquired Inspire from Merck in November 2013. Prior to Akorn's acquisition of Inspire, and continuing since Akorn's acquisition, the number of monthly prescriptions and sales of AzaSite have significantly declined. While the minimum royalty payments from Merck had previously made up for this decline, Merck's minimum royalty payment obligations terminated in September 2013 and Akorn has no such obligations. Royalties under the Akorn License are subject to a cumulative reduction or offset in the event of patent invalidity, generic competition, uncured material breaches by InSite or in the event that Akorn is required to pay royalties, milestone payments or license fees to third parties for the continued use of AzaSite. In addition, the applicable royalty rate under the Akorn License is subject to reduction by up to 50% in any country during any period in which AzaSite does not have patent protection and Akorn's obligation to pay royalties may be suspended entirely upon the occurrence of certain events, such as a requirement by the FDA or other governmental agency to suspend the marketing of AzaSite or withdraw it from the market in the United States or if InSite is unable to obtain commercial quantities of AzaSite for Akorn to market and sell. Despite Akorn's acquisition of Inspire from Merck, InSite believes that InSite's AzaSite royalties will likely decline further in future periods due to the reduced royalty rate and declining prescriptions for AzaSite.

        If the Akorn License is terminated, InSite will have to find a new marketing partner or market AzaSite itself. There can be no assurance that any new partnership would be possible or on similar terms as the Akorn License or that it would be successful. If the Akorn License is terminated, InSite's efforts to find a new third-party collaborator or pursue direct commercialization efforts itself will divert the attention of senior management from InSite's current business operations, which could delay the development or licensing of InSite's other product candidates. If InSite elects to commercialize AzaSite itself, InSite would have to expend significant resources as InSite currently has no sales, marketing or distribution capabilities or experience, and has no current plans to establish any such resources. InSite's limited cash resources would likely preclude it from establishing any marketing or sales capabilities.

        Accordingly, InSite's efforts to commercialize AzaSite itself, if undertaken, may not be successful and could harm InSite's financial condition and results of operation. If InSite is unable to maintain existing collaborations, enter into additional collaborations or successfully market its products itself, InSite's revenues and financial results would be significantly harmed.

InSite's future success depends on its ability to engage third parties to assist it with the development of new products, new indications for existing products and the conduct of InSite's clinical trials to achieve regulatory approval for commercialization and any failure or delay by those parties to fulfill their obligations could adversely affect InSite's development and commercialization plans.

        For InSite's business model to succeed, InSite must continually develop new products or discover new indications for its existing products. As part of that process, InSite relies on third parties such as clinical research organizations, clinical investigators and outside testing labs for development activities, such as Phase 2 and/or Phase 3 clinical testing, and to assist InSite in obtaining regulatory approvals for its product candidates. InSite relies heavily on these parties for successful execution of their responsibilities but has no control over how these parties manage their businesses and cannot assure you that such parties will diligently or effectively perform their activities. For example, the clinical investigators that conducted InSite's clinical trials, including InSite's second BromSite Phase 3 clinical trial, were not InSite's employees and InSite anticipates that any future clinical trials for any of InSite's product candidates will also be conducted by third parties. InSite is responsible for ensuring that each of its clinical trials is conducted in accordance with applicable protocols, rules and regulations or in accordance with the general investigational plan and protocols for the trial as well as the various rules and regulations governing clinical trials in the United States and abroad. Any failure by those parties to perform their duties effectively, in compliance with clinical trial protocols, or on a timely basis, could delay or cause cancellation of InSite's clinical trials, cause InSite to have to repeat the clinical trials, thereby increasing InSite's expenses, harm InSite's ability to develop and commercialize new products, subject InSite to potential liabilities and harm InSite's business.

Physicians and patients may not accept or use InSite's products.

        Even if the FDA approves InSite's product candidates, physicians and patients may not accept or use them. Acceptance and use of InSite's products will depend upon a number of factors including:

  •
  perceptions by members of the health care community, including physicians, about the safety and effectiveness of InSite's products;

  •
  effectiveness of marketing and distribution efforts by InSite and InSite's licensees and distributors;

  •
  cost-effectiveness of InSite's products relative to competing products or treatments;

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  actual or perceived benefits of competing products or treatments;

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  physicians' comfort level and prior experience with and use of competing products or treatments; and

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  availability of reimbursement for InSite's products from government or other healthcare payers.

InSite may require additional licenses or be subject to expensive and uncertain patent litigation in order to sell its products.

        A number of pharmaceutical and biotechnology companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to InSite's business. Some of these technologies, applications or patents may conflict with InSite's technologies or patent applications. As is common in the pharmaceutical and biotech industry, from time to time InSite receives notices from third parties alleging various challenges to InSite's patent rights. Such conflicts, if proven, could invalidate InSite's issued patents, limit the scope of the patents, if any, that InSite may be able to obtain, result in the denial of InSite's patent applications or block InSite's rights to exploit its technology. If the USPTO or foreign patent agencies have issued or in the future issue patents to other companies that cover InSite's activities, InSite may not be able to obtain licenses to these patents at a reasonable cost, or at all, or be able to develop or obtain alternative technology. If InSite does not obtain such licenses, InSite could encounter delays in or be precluded altogether from introducing products to the market. If InSite is required to obtain additional licenses from third parties for the sale of AzaSite in the United States and Canada, InSite will be required to pay for such additional licenses from InSite's existing cash or royalties received from Akorn.

        In addition, InSite may need to litigate in order to defend against claims of infringement by others, to enforce patents issued to it or to protect trade secrets or know-how owned or licensed by it. Litigation could result in substantial cost to and diversion of effort by InSite, which may harm InSite's business, prospects, financial condition and results of operations, particularly given InSite's limited and declining cash resources. InSite has also agreed to indemnify its licensees against infringement claims by third parties related to InSite's technology, which could result in additional litigation costs and liability for InSite. In addition, InSite's efforts to protect or defend its proprietary rights may not be successful or, even if successful, may result in substantial cost to InSite, thereby utilizing InSite's very limited resources for purposes other than product development and commercialization.

        If InSite's products, methods, processes and other technologies infringe the proprietary rights of other parties, InSite could incur substantial costs and may have to:

  •
  obtain licenses, which may not be available on commercially reasonable terms, if at all;

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  redesign InSite's products or processes to avoid infringement;

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  stop using the subject matter claimed in the patents held by others, which could preclude InSite from commercializing its products;

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  pay damages; or

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  defend litigation or administrative proceedings, which may be costly whether InSite wins or loses, and which could result in a substantial diversion of InSite's valuable management resources.

InSite's business depends upon its proprietary rights and InSite may not be able to protect, enforce, or secure its intellectual property rights adequately.

        InSite's success depends in large part on its ability to obtain patents, protect trade secrets, obtain and maintain rights to technology developed by others, and operate without infringing upon the proprietary rights of others. A substantial number of patents in the field of ophthalmology and genetics have been issued to pharmaceutical, biotechnology and biopharmaceutical companies. Moreover, competitors may have filed patent applications, may have been issued patents or may obtain additional patents and proprietary rights relating to products or processes competitive with InSite's. InSite cannot assure you that patents will be granted on a timely basis, or at all, on any of InSite's patent applications or that the scope of any of InSite's issued patents will be sufficiently broad to offer meaningful protection. InSite may not be able to develop additional proprietary products that are patentable. Even if InSite receives patent issuances, those issued patents may not provide InSite with adequate protection for its inventions or may be challenged by others.

        From time to time, third parties have claimed and may in the future claim that InSite's patents are invalid, unenforceable and/or will not be infringed by their products. For example, in April 2011, InSite received a letter (the "Notice Letter") from Sandoz, Inc. ("Sandoz") providing notice that it filed an Abbreviated New Drug Application ("ANDA") with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution (the "Sandoz Product") prior to the expiration of the five U.S. patents listed in the Orange Book for AzaSite which include four of InSite's patents and one patent licensed to InSite by Pfizer. In the paragraph IV Certification accompanying the Sandoz ANDA filing, Sandoz alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed by the Sandoz Product. On May 26, 2011, InSite, Merck and Pfizer filed a patent infringement lawsuit against Sandoz and related entities. On October 4, 2013, the United States District Court for the District of New Jersey entered a Final Judgment in favor of InSite and the other plaintiffs finding all the asserted claims of the patents in the litigation valid and infringed by Sandoz and related entities. The Court Order specified that the effective date of any FDA approval of a Sandoz ANDA for generic 1% azithromycin ophthalmic solution products would be no earlier than the expiration date of the patents in the litigation. On November 4, 2013, Sandoz filed an appeal of this decision to the United States Court of Appeals for the Federal Circuit. On April 9, 2015, the Court of Appeals for the Federal Circuit affirmed the decision of the district court holding that Sandoz failed to show that the asserted claims in the patents-in-suit would have been obvious to a person of ordinary skill in the art. In accordance with the judgment of the Court of Appeals entered on April 9, 2015, pursuant to Rule 41(a) of the Federal Rules of Appellate Procedure, the formal mandate was issued on May 18, 2015 to close this case since Sandoz did not seek en banc review by the Federal Circuit of its initial decision or seek review by the Supreme Court.

        In addition, in May 2013, InSite received a Notice Letter that Mylan Pharmaceuticals, Inc. ("Mylan") filed an ANDA with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution (the "Mylan Product"), prior to the expiration of the United States patents listed in the Orange Book for AzaSite, which include three of InSite's patents and one patent licensed to us by Pfizer. In the paragraph IV Certification accompanying the Mylan ANDA filing, Mylan alleged that the claims of the Orange Book listed patents were invalid, unenforceable and/or would not be infringed upon by the Mylan Product. On June 14, 2013, InSite, Merck and Pfizer filed a patent infringement lawsuit against Mylan and a related entity. In February of 2015, all of the parties involved in the lawsuit executed a settlement agreement including all of the patents in the lawsuit. On March 4, 2015, the United District Court for the District of New Jersey issued an Order for Dismissal, without prejudice.

        InSite intends to vigorously enforce InSite's patent rights relating to AzaSite and contest any assertions that these patents are invalid and/or unenforceable, which may require InSite to spend significant resources.

        Furthermore, the patents of others may impair InSite's ability to commercialize its products. The patent positions of firms in the pharmaceutical and biotechnology industries generally are highly uncertain, involve complex legal and factual questions, and have recently been the subject of significant litigation. The USPTO and the courts have not developed, formulated, or presented a consistent policy regarding the breadth of claims allowed or the degree of protection afforded under pharmaceutical and genetic patents. Despite InSite's efforts to protect its proprietary rights, others may independently develop similar products, duplicate any of InSite's products or design around any of InSite's patents. In addition, third parties from whom InSite has licensed or otherwise obtained technology may attempt to terminate or scale back InSite's rights.

        InSite also depends upon unpatented trade secrets to maintain its competitive position. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to InSite's trade secrets. InSite's trade secrets may also be disclosed, and InSite may not be able to protect its rights to unpatented trade secrets effectively. To the extent that InSite, its consultants or its research collaborators use intellectual property owned by others, disputes also may arise as to the rights in related or resulting know-how and inventions.

The failure to successfully market and commercialize AzaSite has continued to harm sales of AzaSite, which has made it unlikely that InSite will receive significant future revenue from sales of AzaSite.

        To date, sales of AzaSite in the United States have been limited and have declined over the past several years. Any future success of the commercialization of AzaSite in the United States and InSite's

receipt of royalties under the Akorn License will depend on a number of factors, including, among others:

  •
  the scope of Akorn's marketing of AzaSite in the United States;

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  Akorn's commitment to continuing the Akorn License with us;

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  Akorn's deployment of resources to market and sell AzaSite or lack thereof;

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  Akorn's marketing efforts outside of ophthalmologists;

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  Akorn's pricing decisions regarding AzaSite;

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  Akorn's marketing and selling of any current or future competing products;

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  the effectiveness and extent of Akorn's promotional, sales and marketing efforts;

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  Akorn's ability to build, train and retain an effective sales force;

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  Akorn's marketing efforts and success outside of eye care professionals, such as to pediatricians and primary care physicians;

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  Akorn's ability to successfully market AzaSite to physicians and patients;

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  Akorn's ability to compete against larger and more experienced competitors;

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  the discovery of any side effects or negative efficacy findings for AzaSite;

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  product recalls or product liability claims relating to AzaSite;

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  the introduction of generic competition;

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  the extent to which competing products for the treatment of bacterial conjunctivitis obtain more favorable formulary status than AzaSite; and

  •
  the relevant parties' ability to adequately maintain or enforce the intellectual property rights relevant to AzaSite.

        Pediatricians and primary care physicians write more than 67% of prescriptions for ophthalmic antibiotics. However, Akorn has no experience calling on pediatricians and primary care physicians. Akorn's focus on eye care professionals rather than pediatricians and primary care providers could result in lower AzaSite sales and therefore lower royalties paid to InSite. A large number of pharmaceutical companies, including those with competing products, much larger sales forces and much greater financial resources, and those with products for indications that are completely unrelated to AzaSite, compete for the time and attention of eye care professionals, pediatricians and primary care physicians. InSite has no control over how Akorn manages and operates its sales force, how effective Akorn's sales efforts will be or Akorn's pricing decisions regarding AzaSite.

        Akorn could experience financial or other difficulties unrelated to AzaSite that could adversely affect the marketing or sale of AzaSite. Moreover, Akorn could change its commercial strategy and deemphasize or sell or sublicense its rights to AzaSite. InSite cannot prevent Akorn from developing or licensing a product that competes with AzaSite or limiting or withdrawing its support of AzaSite.

        InSite only very recently licensed the rights to AzaSite, AzaSite Xtra and BromSite to Nicox S.A. ("Nicox") in Europe, Middle East and Africa ("EMEA"). None of these products are approved for sale in EMEA and there can be no assurance that any such approval will be obtained nor that Nicox will be able to successfully commercialize any such products or InSite will receive significant, or any, royalties therefrom.

InSite relies on a sole source for the supply of the active pharmaceutical ingredient for AzaSite.

        InSite currently has a single supplier for azithromycin, the active drug incorporated into AzaSite, as well as AzaSite Plus and AzaSite Xtra. The supplier of azithromycin has a drug master file on the compound with the FDA and is subject to the FDA's review and oversight. The supplier's manufacturing facility is subject to potential natural disasters, including earthquakes, hurricanes, tornadoes, floods, fires or explosions, and other interruptions in operation due to factors including labor unrest or strikes, failures of utility services or microbial or other contamination. If the supplier were to fail or refuse to continue to supply InSite or Akorn, or in the future Nicox, if the FDA were to identify issues in the production of azithromycin that the supplier was unable to resolve quickly and cost-effectively, or if other issues were to arise that impact production, the manufacture and commercialization of AzaSite, or in the future AzaSite Xtra, could be interrupted which could prevent InSite from receiving future revenue from these products. Additional suppliers for azithromycin exist, but qualification of an alternative source would be required and could be time consuming and expensive and, during such qualification process, any shortage of azithromycin would negatively impact the sales of AzaSite and could delay the development timeline of AzaSite Plus and AzaSite Xtra.

        In addition, certain of the raw materials that InSite uses in formulating DuraSite, the drug delivery system used in AzaSite and InSite's other products, are available only from Lubrizol Advanced Materials, Inc. ("Lubrizol"). Although InSite does not have a current supply agreement with Lubrizol, InSite has not encountered any difficulties obtaining necessary materials from Lubrizol. Any significant interruption in the supply of these raw materials could delay sales of AzaSite or other products, which could prevent InSite from receiving future revenue from these products.

InSite competes in highly competitive markets and InSite's competitors' financial, technical, marketing, manufacturing and human resources may surpass InSite's and limit InSite's ability to develop and/or market its products and technologies.

        InSite's success depends upon developing and maintaining a competitive advantage in the development of products and technologies in InSite's areas of focus. InSite has many competitors in the United States and abroad, including pharmaceutical, biotechnology and other companies with varying resources and degrees of concentration in the ophthalmic market. InSite's competitors may have existing products or products under development which may be technically superior to InSite's or which may be less costly or more acceptable to the market. InSite's competitors may obtain cost advantages, patent protection or other intellectual property rights that would block or limit InSite's ability to develop InSite's potential products. Competition from these companies is intense and is expected to increase as new products enter the market and new technologies become available. Many of InSite's competitors have substantially greater financial, technical, marketing, manufacturing and human resources than InSite, particularly in light of InSite's current financial condition. In addition, they may succeed in developing technologies and products that are more effective, safer, less expensive or otherwise more commercially acceptable than any that InSite has or will develop. InSite's competitors may also obtain regulatory approval for commercialization of their products more effectively or rapidly than InSite will. If InSite decides to manufacture and market InSite's products by itself, InSite will be competing in areas in which InSite has limited or no experience such as manufacturing efficiency and marketing capabilities.

If InSite cannot compete successfully for market share against other drug companies, InSite may not achieve sufficient product revenues and InSite's business will suffer.

        The market for InSite's product candidates is characterized by intense competition and rapid technological advances. If InSite's product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. Existing or future competing products may provide greater therapeutic convenience or clinical or other benefits for a specific indication than InSite's products or may offer comparable performance at a lower cost. If InSite's products fail to capture and maintain market share, InSite may not achieve sufficient product revenues and InSite's business will be harmed.

        InSite competes against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. Many of these competitors have products competitive with AzaSite already approved or in development, including Zymar and Ocuflox by Allergan, Vigamox and Ciloxan by Alcon, and Quixin by Johnson & Johnson. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than InSite, as well as significantly greater experience in:

  •
  developing drugs;

  •
  undertaking pre-clinical testing and human clinical trials;

  •
  obtaining FDA and other regulatory approvals of drugs;

  •
  formulating and manufacturing drugs;

  •
  launching, marketing and selling drugs; and

  •
  attracting qualified personnel, parties for acquisitions, joint ventures or other collaborations.

InSite has to attract and retain key employees to be successful.

        A critical factor to InSite's success will be retaining InSite's personnel or recruiting replacement personnel. Competition for skilled individuals in the biotechnology business, particularly in the San Francisco Bay Area, is highly competitive, and InSite may not be able to continue to attract and retain personnel necessary for the development of InSite's business, particularly in light of InSite's financial condition. InSite's ability to attract and retain such individuals may be harmed by InSite's current financial situation, uncertainties regarding InSite's ability to raise additional funds or continue InSite's operations and the other challenges InSite faces. In addition, InSite's employees may leave InSite to pursue other opportunities due to uncertainties regarding InSite's financial condition or announcements or rumors regarding potential strategic transactions. The loss of key personnel, the failure to recruit replacement personnel or to develop needed expertise would harm InSite's business.

InSite's products are subject to government regulations and approvals which may delay or prevent the marketing of potential products and impose costly procedures upon InSite's activities.

        The FDA and comparable agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon preclinical and clinical testing, manufacturing and marketing of pharmaceutical products. Lengthy and detailed preclinical and clinical testing, validation of manufacturing and quality control processes, and other costly and time-consuming procedures are required. Satisfaction of these requirements typically takes several years and the time needed to satisfy them may vary substantially, based on the type, complexity and novelty of the pharmaceutical product. The effect of government regulation may be to delay or to prevent marketing of potential products for a considerable period of time and to impose costly procedures upon InSite's activities. The FDA or any other regulatory agency may not grant approval on a timely basis, or at all, for any products InSite develops. Success in preclinical or early stage clinical trials does not assure success in later stage clinical trials. Data obtained from preclinical and clinical activities are susceptible to varying interpretations that could delay, limit or prevent regulatory approval. If regulatory approval of a product is granted, such approval may impose limitations on the indicated uses for which a product may be marketed. Further, even after InSite has obtained regulatory approval, later discovery of previously unknown problems with a product may result in restrictions on the product, including withdrawal of the product from the market. Even if InSite receives FDA approval of a product for certain indicated uses, InSite's competitors, including InSite's collaborators, could market products for such indications even if such products have not been specifically approved for such indications. If the FDA determines regulatory approval is required, any delay in obtaining or failure to obtain regulatory approvals would make it difficult or impossible to market InSite's products and would harm InSite's business, prospects, financial condition, and results of operations.

        The FDA's policies may change and additional government regulations may be promulgated which could prevent or delay regulatory approval of InSite's potential products. Moreover, increased attention to the containment of health care costs in the United States could result in new government regulations that could harm InSite's business. Adverse governmental regulation might arise from future legislative or administrative action, either in the United States or abroad.

InSite has no experience in commercial manufacturing and if contract manufacturing is not available to InSite or does not satisfy regulatory requirements, InSite will have to establish its own regulatory compliant manufacturing capability and may not have the financial resources to do so.

        InSite has no experience manufacturing products for Phase 3 clinical trials and commercial purposes at InSite's own facility. InSite has a pilot facility licensed by the State of California to manufacture a number of InSite's products for Phase 1 and Phase 2 clinical trials but not for late stage clinical trials or commercial purposes. Therefore, InSite relies on a single contract manufacturer for a substantial portion of InSite's manufacturing requirements. Any delays or difficulties that InSite may encounter in establishing and maintaining a relationship with qualified manufacturers to produce, package and distribute InSite's products may harm InSite's clinical trials, regulatory filings, market introduction and subsequent sales of InSite's products.

        Contract manufacturers must adhere to cGMP regulations that are strictly enforced by the FDA on an ongoing basis through the FDA's facilities inspection program, as well as by foreign governmental associations outside the United States. Contract manufacturing facilities must pass a pre-approval plant inspection before the FDA will approve an NDA. Some of the material manufacturing changes that occur after approval are also subject to FDA review and clearance or approval. While the FDA has approved the AzaSite manufacturing process and facility, the FDA or other regulatory agencies may not approve the process or the facilities by which any of InSite's other products may be manufactured or could rescind their approval of the AzaSite manufacturing process or facility. InSite's dependence on third parties to manufacture InSite's products may harm InSite's ability to develop and deliver products on a timely and competitive basis. To the extent that InSite changes manufacturers or engages additional manufacturers in the United States or abroad, InSite may experience delays, increased costs, quality-control issues and other issues that could harm InSite's ability to conduct clinical trials and market and sell InSite's products. Should InSite be required to manufacture products itself, InSite will:

  •
  be required to expend significant amounts of capital to install a manufacturing capability;

  •
  be subject to the regulatory requirements described above;

  •
  be subject to similar risks regarding delays or difficulties encountered in manufacturing any such products; and

  •
  require substantially more additional capital than InSite otherwise may require.

        Therefore, InSite may not be able to manufacture any products successfully or in a cost-effective manner.

Uncertainties regarding healthcare reform and third-party reimbursement may impair InSite's ability to raise capital, form collaborations and sell InSite's products.

        The continuing efforts of governmental and third-party payers to contain or reduce the costs of healthcare through various means may harm InSite's business. For example, in some foreign markets, the pricing or profitability of healthcare products is subject to government control. In the United States, there have been, and InSite expects there will continue to be, a number of federal and state proposals to implement similar government control, which could lead to lower reimbursement rates for InSite's products or no reimbursement at all. The implementation or even the announcement of any of these legislative or regulatory proposals or reforms could harm InSite's business by reducing the prices InSite or InSite's partners are able to charge for InSite's products, impeding InSite's ability to achieve profitability, raise capital or form collaborations. In addition, the availability of reimbursement from third-party payers determines, in large part, the demand for healthcare products in the United States and elsewhere. Examples of such third-party payers are government and private insurance plans. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and third-party payers are increasingly challenging the prices charged for medical products and services. If InSite or InSite's partners succeed in bringing one or more products to the market, reimbursement from third-party payers may not be available or may not be sufficient to allow the sale of these products on a competitive or profitable basis.

InSite's insurance coverage may not adequately cover InSite's potential product liability exposure.

        InSite is exposed to potential product liability risks inherent in the development, testing, manufacturing, marketing and sale of human therapeutic products. Product liability insurance for the pharmaceutical industry is expensive. Although InSite believes its current insurance coverage is adequate to cover likely claims InSite may encounter given InSite's current stage of development and activities, InSite's present product liability insurance coverage may not be adequate to cover all potential claims InSite may encounter, particularly if AzaSite is commercialized outside the United States and Canada. If AzaSite is commercialized in other countries, InSite may have to increase its coverage, which will be expensive, and InSite may not be able to obtain or afford adequate insurance coverage against potential claims in sufficient amounts or at a reasonable cost.

InSite's use of hazardous materials may pose environmental risks and liabilities which may cause InSite to incur significant costs.

        InSite's research, development and manufacturing processes involve the controlled use of small amounts of hazardous solvents used in pharmaceutical development and manufacturing, including acetic acid, acetone, acrylic acid, calcium chloride, chloroform, dimethyl sulfoxide, ethyl alcohol, hydrogen chloride, nitric acid, phosphoric acid and other similar solvents. InSite retains a licensed outside contractor that specializes in the disposal of hazardous materials used in the biotechnology industry to properly dispose of these materials, but InSite cannot completely eliminate the risk of accidental contamination or injury from these materials. InSite's cost for the disposal services rendered by its outside contractor was not material for the years ended 2014, 2013, or 2012, respectively. In the event of an accident involving these materials, InSite could be held liable for any damages that result and any such liability could exceed InSite's resources. Moreover, as InSite's business develops InSite may be required to incur significant costs to comply with federal, state and local environmental laws, regulations and policies, especially to the extent that InSite manufacture InSite's own products.

If earthquakes and other catastrophic events strike, InSite's business may be negatively affected.

        InSite's corporate headquarters, including InSite's research and development and pilot plant operations, are located in the San Francisco Bay Area, a region known for seismic activity. A significant natural disaster such as an earthquake would have a material adverse impact on InSite's business, results of operations, and financial condition and impair its operations at its pilot facility. InSite also relies on a third-party manufacturing facility to produce products for commercialization and certain trials. If InSite were unable to use this third-party manufacturing facility due to a natural disaster at such facility or for other reasons, InSite would incur significant additional costs and delays in its product development timelines as it switched some manufacturing to its pilot plant operations, which are not intended for commercial manufacturing.

InSite is subject to risks related to InSite's information technology systems and the information gathered in InSite's clinical trials.

        InSite relies on information technology systems in order to conduct business, including internal and external communications, ordering materials for InSite's operations, storing operational information and maintaining and reporting InSite's results. These systems are vulnerable to interruption or failure due to the age of certain of InSite's systems, viruses, malware, security breaches, fire, power loss, system malfunction and other events, which may be beyond InSite's control. Systems interruptions or failures could reduce InSite's ability to develop its products or continue its business, which could have a material adverse effect on InSite's operations and financial performance.

        Additionally, federal and state laws governing InSite's ability to obtain and, in some cases, to use and disclose data InSite needs to conduct research activities, including InSite's clinical trials, could increase InSite's costs of doing business. These laws' requirements could further complicate InSite's ability to obtain necessary research data from InSite's collaborators. In the event that InSite's systems are breached and certain clinical data is compromised, InSite could become subject to costs arising from failure to maintain the privacy of protected health information. Claims that InSite has violated individuals' privacy rights or breached InSite's privacy obligations, even if InSite is not found liable, could be expensive and time-consuming to defend, could result in adverse publicity and harm InSite's reputation, and could harm InSite's business.

Management and principal stockholders may be able to exert significant control on matters requiring approval by InSite's stockholders.

        As of June 30, 2015, InSite's management and principal stockholders (those owning more than 5% of InSite's outstanding shares) together beneficially owned approximately 45% of InSite's common stock. As a result, InSite's management and principal stockholders, acting together or individually, may be able to exert significant control on matters requiring approval by InSite's stockholders, including the election of all or at least a majority of the InSite Board of Directors, the approval of amendments to InSite's charter, and the approval of financing and business combinations, including the Merger Proposal.

 THE MERGER

        This section of the proxy statement/prospectus describes the material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about each of QLT and InSite can be found elsewhere in this proxy statement/prospectus.

Terms of the Merger

        On June 8, 2015, QLT, Merger Sub and InSite entered into the Merger Agreement, providing for the Merger of Merger Sub with and into InSite, with InSite the surviving corporation in the Merger and an indirect wholly owned subsidiary of QLT, all upon the terms and subject to the conditions set forth in the Merger Agreement. At the completion of the Merger, each share of InSite common stock outstanding immediately prior to the Effective Time will be converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT.

Background of the Merger

        The InSite Board of Directors and the QLT Board of Directors have each regularly reviewed their respective results of operations and competitive positions, as well as their strategic alternatives. In addition, each of InSite and QLT from time to time evaluates potential transactions that would further its respective strategic objectives.

        Over the past three fiscal years, InSite has faced significant challenges related to its lack of financial resources. In fiscal year 2012, InSite incurred a net loss of $8.2 million and used $10.3 million in net cash in operating its business. At December 31, 2012, InSite had just $1.3 million in cash. InSite's financial condition has not improved since 2012.

        As of June 2015, prior to the announcement of the Merger and the related borrowings from QLT, InSite expected that its cash on hand, anticipated cash flow from operations and the net proceeds from its debt financing arrangements would only enable it to continue its operations for one to two months. Further, for the second consecutive fiscal year, InSite's independent auditors included an explanatory paragraph in their audit report related to InSite's consolidated financial statements for the fiscal year ended December 31, 2014, noting that its recurring losses from operations, available cash balance and accumulated deficit raised substantial doubt about its ability to continue as a going concern.

        Despite its financial challenges, however, InSite's product development has continued to progress. In March 2013, InSite announced positive results from the first Phase 3 clinical trial of BromSite™ (0.075% bromfenac in DuraSite™) demonstrating statistically significant superiority (p < 0.001) compared to vehicle in alleviating ocular pain and inflammation among patients following cataract surgery.

        InSite management has prepared, and from time to time updates, financial calculations to assist the InSite Board of Directors in its evaluation of the financial needs of the company. These calculations, which incorporate assumptions regarding future expenses and cash flows relating to various product categories, are not intended to serve as forecasts or projections and have not been adopted or approved by the InSite Board of Directors. In early 2013, the InSite Board of Directors considered, among other things, its financial needs at that time and determined that, based on financial calculations prepared by InSite management and in light of InSite's then current financial condition, it was highly unlikely that InSite would be able to obtain sufficient financing from available sources to achieve the maximum potential value of its products. In light of this determination and InSite's financial condition, the InSite Board of Directors and InSite management engaged in discussions related to various strategic transactions between 2013 and entry into the Merger Agreement, including exploration and discussions relating to strategic merger transactions that would combine InSite with a larger company that had sufficient cash resources to fund research and development of InSite's current programs, entering into licensing and collaboration transactions under which InSite and a partner might share responsibility for funding InSite's current programs, and licensing transactions that would allow InSite to monetize certain programs in order to fund others. InSite also pursued various financing transactions in order to fund its operations and, in particular, its research and development expenses. For example, in order to improve its financial condition and facilitate further development of BromSite™, on April 2, 2013, InSite entered into an agreement with SWK Funding LLC and Bess Royalty, L.P. to sell InSite's rights to a royalty on future sales of Besivance by Bausch & Lomb for an initial payment of $15.0 million and an additional $1.0 million payable in February 2014 if sales targets were met (which amount was subsequently paid to InSite). Under that agreement, InSite may also be eligible for revenue sharing or a return of the full future royalty stream under certain circumstances relating to the buyers' receipt of specified future royalties.

        Over the years, InSite engaged in numerous discussions with Company A regarding a potential collaboration with Company A. These discussions included preliminary negotiations of potential licensing and other agreements with Company A, and on November 14, 2011, the companies entered into a confidentiality agreement to facilitate those discussions. However, none of those discussions had led to any definitive agreement.

        In May 2013, the InSite Board of Directors held a meeting to discuss a potential collaboration and marketing relationship with Company A, along with a possible investment by Company A in InSite. The InSite Board of Directors discussed the merits of such a relationship, including that such a transaction would enable InSite to defray certain of its marketing costs, and, if the transaction involved an investment by Company A in InSite, would result in additional funds to facilitate the development of products in InSite's pipeline. After deliberation, the InSite Board of Directors directed InSite management to continue to explore a transaction with Company A.

        Under a license agreement for AzaSite® entered into on February 15, 2007 with Inspire Pharmaceuticals, Inc. ("Inspire"), Merck & Co. ("Merck") (which later acquired Inspire) had exclusive development and commercialization rights in the United States and Canada for topical anti-infective products containing azithromycin as the sole active ingredient for human ocular or ophthalmic indications, including AzaSite®, which was the only product included in the license agreement that was approved for marketing. On August 1, 2013, Merck notified InSite that it had ceased sales representative promotion of AzaSite® in the United States. Merck's obligation to make minimum royalty payments on AzaSite® also terminated on September 30, 2013. InSite accordingly believed that AzaSite® royalties would significantly decline over time. Merck subsequently sold Inspire, and therefore its rights to AzaSite®, to Akorn, Inc. ("Akorn").

        On August 14, 2013, the InSite Board of Directors held a meeting to discuss InSite's financial challenges, including Merck's decision to cease sales promotion of AzaSite®, as well as the status of discussions regarding a potential transaction with Company A. At that meeting, Timothy Ruane, InSite's Chief Executive Officer, provided an update on negotiations with Company A. Mr. Ruane informed the InSite Board of Directors that in the course of discussions with Company A relating to a potential collaboration, marketing and investment relationship, representatives from Company A had expressed interest in pursuing a stock-for-stock merger of the two companies as an alternative. Mr. Ruane informed the InSite Board of Directors, however, that discussions with Company A were progressing at a slow pace despite InSite's efforts to rapidly progress negotiations and that it was unclear when or if a transaction could be successfully agreed to and consummated with Company A because Company A expressed it was not interested in pursuing an all cash transaction.

        On October 16, 2013, InSite received a non-binding indication of interest from Company A. In its indication of interest, Company A proposed a stock-for-stock acquisition at an implied InSite share price equal to the average closing price of InSite's shares during the five trading-day period preceding the day of announcement and a contingent value right that would be paid based on achieving certain regulatory milestones. On October 15, 2013, which was the last trading day prior to receipt of the indication of interest, the closing price of InSite's common stock was $0.20 per share. While InSite management believed that certain of the regulatory milestones triggering payment of the contingent value right were unlikely to be met, the aggregate value of the contingent value right was approximately $30.0 million assuming full payment. Later that day, the InSite Board of Directors held a meeting to discuss InSite's cash burn rate and cash needs through August 2014. The InSite Board of Directors also discussed the indication of interest from Company A.

        In addition to engaging in discussions with Company A, throughout 2013, InSite engaged in numerous discussions with Company B regarding a potential collaboration with Company B. In furtherance of those discussions, on October 18, 2013, Company B entered into a confidentiality agreement with InSite and the parties engaged in discussions regarding a potential strategic transaction.

        On October 23, 2013, the InSite Board of Directors held a meeting to further discuss Company A's offer to acquire InSite. At that meeting, the InSite Board of Directors also considered the viability of pursuing alternative transactions and InSite's standalone prospects given its continuing cash needs, the challenging financing environment for small biotech companies such as InSite, and a perceived lack of available financing. The InSite Board of Directors noted that InSite's need for cash to support operations resulted in InSite requiring an amount of cash in the short term that represented a very significant percentage of InSite's market capitalization. This meant that it was unlikely InSite could effect a significant financing transaction on favorable terms that would enable it to continue on a standalone basis. The InSite Board of Directors also discussed commencing a formal process to explore strategic alternatives and hiring a financial advisor to assist the board in evaluating its alternatives and potentially conducting such a process. At the conclusion of these discussions, the InSite Board of Directors resolved to form a mergers and acquisitions committee of the InSite Board of Directors (the "M&A Committee"), comprising Timothy McInerney, the Chairman of the InSite Board of Directors, and Craig Tooman, a member of the InSite Board of Directors and chairman of the Audit Committee, and tasked the M&A Committee with the responsibility for analyzing and negotiating the offer from Company A and considering and negotiating other offers that might be received by InSite. The InSite Board of Directors determined to form the M&A Committee to ensure regular dialogue between InSite management and the InSite Board of Directors regarding strategic alternatives, since the smaller size of the M&A Committee as compared to the full InSite Board of Directors would allow for more convenient and flexible scheduling of periodic meetings. The InSite Board of Directors also directed InSite management to engage a financial advisor to assist InSite in evaluating the proposal from Company A, as well as pursue and analyze other strategic alternatives.

        The next day, on October 24, 2013, Mr. Ruane met with the chief executive officer of Company B. Those previous discussions had been largely preliminary in nature, however, and neither party had commenced due diligence on the other. Company B verbally expressed an interest in acquiring InSite. Specific terms were not discussed, however, other than the prospect of a transaction done at a "modest premium" to InSite's stock price.

        In late October 2013, Mr. Ruane received an email from the chairman and chief executive officer of Company A, followed by a telephone call from a representative from Company A's financial advisor, referencing Company A's preliminary interest in evaluating a potential strategic transaction between Company A and InSite.

        On November 7, 2013, InSite completed a confirmatory Phase 3 clinical trial of BromSite™ for the reduction of inflammation and pain after cataract surgery.

        On November 8, 2013, InSite executed an engagement letter with Guggenheim Securities ("Guggenheim Securities") for Guggenheim Securities to act as InSite's financial advisor in exploring strategic alternatives. The engagement letter only provided for Guggenheim Securities to assist InSite in engaging a process to explore strategic alternatives but did not contemplate Guggenheim Securities rendering any fairness opinion with respect to any potential transaction resulting from that process.The engagement letter provided that (a) in the event of a sale transaction involving a sale of effective control of or greater than 50% of InSite's voting securities, InSite would pay Guggenheim Securities a fee equal to $1,500,000 plus 2.00% of the aggregate consideration in excess of a threshold amount of $57,000,000, which amount would be reduced, up to a maximum of $200,000, in the event a separate financial advisor provided an opinion as to the fairness of a transaction and (b) in the event of a strategic partnering transaction not involving a sale transaction, InSite would pay Guggenheim Securities a fee of $1,500,000. Other than as described herein, during the two years prior to the date of the Merger Agreement, Guggenheim Securities has not been engaged by InSite to provide any financial advisory or investment banking services for which Guggenheim Securities received fees. In addition, during the two years prior to the date of the Merger Agreement, Guggenheim Securities has not been engaged by QLT to provide any financial advisory or investment banking services for which Guggenheim Securities received fees. In the ordinary course of business, Guggenheim Securities and its affiliates may, directly or indirectly, hold long or short positions, purchase, sell and otherwise enter into transactions in or with respect to bank debt, debt or equity securities and derivative products of or relating to InSite, QLT or their respective affiliates or the respective subsidiaries.

        Based on instructions from InSite management, on November 11, 2013, representatives from Guggenheim Securities telephoned representatives from Company A's financial advisor to inform them that InSite would be conducting a formal process and that while InSite appreciated Company A's written offer, the terms were not viewed as pre-emptive. Representatives from Guggenheim Securities reported to Company A's financial advisor that the InSite Board of Directors' determination was based in part on the fact that there was no premium implied in the stock-for-stock exchange, the fact that Company A's common stock was not listed on a major U.S. stock exchange and, unless and until so listed, would include a liquidity discount, and the board's analysis that the conditions related to payment of the contingent value right created a substantial risk with respect to the actual value of the contingent value right and therefore had to be significantly discounted in analyzing the actual value of Company A's proposal.

        On November 14, 2013, representatives from Company A's financial advisors provided Guggenheim Securities with a revised verbal offer of a stock-for-stock acquisition of InSite at a 35% premium to the then-current share price, implying consideration of $0.28 per share, together with an aggregate contingent value right of $6.0 million that would be paid upon achievement of certain milestones. While the revised proposal included a per share premium payable at completion of the transaction that was not included in Company A's initial proposal, InSite management continued to believe that the conditions related to payment of the contingent value right created a substantial risk with respect to the actual value of the contingent value right, and therefore did not constitute a material improvement to Company A's initial proposal, particularly given the fact that under the proposal, InSite stockholders would not be receiving stock that was listed on a major U.S. stock exchange at the time the transaction was expected to be completed. Company A's financial advisor indicated that it would take four to six months after the announcement of a transaction for its stock to be listed on a major U.S. stock exchange.

        After extensive discussions with InSite management and between InSite management and members of the M&A Committee, on November 18, 2013, representatives from Guggenheim Securities discussed the verbal offer with senior management of Company A. In such discussion, representatives of Guggenheim Securities stated that Company A's second offer was not substantially different in terms of the actual realizable total value from the prior offer given that Company A's stock was not listed on a major U.S. stock exchange and that certain of the contingent value milestones were unlikely to be met. The representatives from Guggenheim Securities therefore indicated to Company A that the offer was not viewed as sufficiently attractive to InSite at that time to provide exclusivity to Company A prior to engaging in discussions with other potential strategic partners.

        Between late November and early December 2013, Guggenheim Securities contacted 32 additional companies, including QLT, and invited them to make either a proposal to acquire InSite or a proposal regarding an alternative strategic transaction with InSite. The companies were chosen based on their experience in ophthalmology or other similar specialty pharmaceutical areas, as well as their financial position and experience in completing mergers, acquisitions or other strategic transactions. Representatives from Guggenheim Securities discussed the list of companies with InSite management and members of the InSite Board of Directors.

        In late November 2013, representatives from Guggenheim Securities had a telephone call with a representative from Company B regarding its interest in a potential transaction with InSite. The representatives from Guggenheim Securities informed Company B that InSite intended to initiate a formal sale process since it had received indications of interest from two parties, including Company B. Company B's representative indicated that Company B would likely not participate in a competitive sale process and was not interested in paying a significant premium. In response, representatives from Guggenheim Securities informed Company B that the InSite Board of Directors might consider negotiating a transaction with Company B on an exclusive basis if Company B's proposal to acquire InSite provided for a valuation of InSite that was economically comparable to the value proposed by Company A, so long as such proposal provided greater certainty as to closing. The representatives from Company B indicated that Company B would discuss the proposal internally, but they did not think the proposal would be acceptable to Company B.

        On November 27, 2013, Mr. Ruane received an email from the chief executive officer of Company C expressing Company C's interest in exploring a combination with InSite through a reverse merger.

        On December 2, 2013, Mr. Ruane and the chief executive officer of Company C had a telephone call to preliminarily discuss a potential transaction between their respective companies. To facilitate further discussions, the next day, on December 3, 2013, Company C and InSite entered into a confidentiality agreement.

        In early December 2013, a representative from Guggenheim Securities had a telephone call with senior management of Company B. On that telephone call, Company B inquired if an acquisition of InSite at a "modest premium" and excluding any additional contingent value rights, would be considered attractive. The representative from Guggenheim Securities reiterated that the InSite Board of Directors might consider a proposal from Company B that provided economically comparable value to the proposal made by Company A and, subsequent to that telephone call, representatives from Company B ended conversations regarding a potential transaction with InSite.

        On December 11, 2013, the InSite Board of Directors held a meeting at which representatives from Guggenheim Securities provided the board with an update on the strategic process, including discussions surrounding the slightly increased non-binding indication of interest made by Company A, the verbal inquiry made by Company B, the preliminary discussions with Company C, and Guggenheim Securities' preliminary view on the ongoing strategic outreach to other parties. As of the date of that meeting, seven parties had indicated some level of engagement beyond acknowledgment of the opportunity. QLT had informed Guggenheim Securities that it was not interested in a potential transaction with InSite at that point, as it was then focused on pursuing later-stage assets for acquisition. Representatives from Guggenheim Securities informed the InSite Board of Directors that the reasons provided by parties who declined to consider a potential transaction with InSite were varied, and included ophthalmology not being a strategic focus, front of the eye diseases not being a strategic focus, inability to pursue pre-commercial assets, skepticism around the market for InSite's products, desire for novel assets and concern surrounding the regulatory pathway for InSite's products.

        On December 15, 2013, InSite entered into a confidentiality agreement with Company D and shared a limited number of regulatory and clinical documents with Company D.

        On December 18, 2013, InSite announced positive results from the second and confirmatory Phase 3 clinical trial of BromSite™ for the reduction of inflammation and pain after cataract surgery.

        In late December 2013, representatives from Guggenheim Securities and Jones Day, InSite's counsel, discussed with InSite's senior management and Mr. McInerney InSite's current results of operations and financial condition and potential alternative financing transactions InSite might pursue in lieu of a strategic transaction with a third party.

        In late December 2013, following the release of the BromSite™ results, representatives from Guggenheim Securities distributed to 21 companies a letter setting forth the process InSite anticipated following in connection with potential acquisition proposals or other strategic transactions. InSite also prepared for the transaction process by instituting a virtual data room to facilitate due diligence by potential acquirors. Included in the data room, which was updated from time to time through the date of entry into of the Merger Agreement, were documents relating to InSite's products, including regulatory matters relating thereto, corporate matters, current and past litigation, employee information, intellectual property matters, real property, financial information, license agreements and supply agreements, as well as certain of the financial calculations prepared by InSite management for the InSite Board of Directors to assist it in its evaluation of the financial needs of the company.

        On January 10, 2014, InSite provided Company D with access to the virtual data room after Company D's review of the preliminary materials.

        Also on January 10, 2014, the M&A Committee held a meeting at which representatives from Guggenheim Securities provided a detailed review of the status of discussions with various potential strategic partners. At the time of the meeting, of the 35 companies initially identified as possible parties to a strategic transaction with InSite, 12 companies had previously been or were currently actively reviewing a potential transaction, including Company A, Company B, Company C and Company D. Of those 12 companies, InSite had entered into confidentiality agreements with four parties, and was in the process of negotiating a confidentiality agreement with a fifth party. Representatives from Guggenheim Securities also informed the M&A Committee that there were an additional 12 companies that remained non-committal or non-responsive and two additional companies that had subsequently indicated that they were not interested in pursuing a transaction with InSite. The remaining nine companies contacted also indicated that they were not interested in pursuing a transaction with InSite.

        The M&A Committee discussed whether to reach out to additional companies, including a number of private ophthalmology companies and larger specialty pharmaceutical companies, but determined that the likelihood of those companies being interested was low and that reaching out to additional companies would distract InSite management's time and resources from discussions with the affirmatively interested parties, and that communicating with additional parties increased the likelihood of public disclosure of the potential transactions, which could result in Company A no longer being interested in pursuing a transaction. The M&A Committee instructed Guggenheim Securities to continue discussions with parties that had expressed interest.

        Throughout January 2014, InSite management held various discussions with potential acquirors. On January 13, 2014, Mr. Ruane and Louis Drapeau, InSite's Chief Financial Officer, met with representatives from Company D to provide an update on the current state of InSite's business and operations. On January 14, 2014, Mr. Ruane met with management from Company E to conduct preliminary diligence and introductions related to a potential acquisition. InSite and Company E had previously entered into a confidentiality agreement on January 31, 2013. On January 15, 2014, Mr. Ruane met with the chief executive officer of Company C to discuss the two businesses and the potential framework for a transaction involving the two companies. Also on January 15, 2014, Mr. Ruane, together with representatives from Guggenheim Securities, met with representatives from Company A. At that meeting, representatives from Guggenheim Securities indicated that Company A needed to improve its offer in order to make it compelling to InSite stockholders.

        On January 22, 2014, InSite and Company F entered into a confidentiality agreement and Company F was granted access to the virtual data room.

        On January 24, 2014, the M&A Committee held a meeting. At that meeting, representatives from Guggenheim Securities provided a further update on discussions with various potential strategic partners. Representatives from Guggenheim Securities informed the InSite Board of Directors that five companies (Company A, Company C, Company D, Company E and Company F) continued to actively explore a transaction with InSite, and all of those parties had entered into confidentiality agreements with InSite. Representatives from Guggenheim Securities indicated that two additional companies had now indicated that after initial internal review they were no longer interested in pursuing a transaction with InSite at that time.

        On January 29, 2014, representatives from Company D contacted representatives from Guggenheim Securities to indicate that, following its due diligence of InSite, Company D was not interested in pursuing a transaction with InSite until there was further progress on FDA approval for DexaSite for the treatment of blepharitis.

        On January 30, 2014, Company A provided a revised non-binding indication of interest contemplating a stock-for-stock merger in which InSite's stockholders would receive Company A common stock (valuing InSite at between $0.41 and $0.47 per share, or a premium of between 58% and 81% to the then-current share price), together with contingent value rights in the form of warrants for up to $7.5 million in the aggregate that would become exercisable upon the achievement of certain regulatory milestones.

        Also on January 30, 2014, representatives from Company C informed Guggenheim Securities that, based on its due diligence to date and InSite's trading price, Company C would not be able to offer a transaction value that the InSite Board of Directors and InSite's stockholders would find attractive and, as such, it was no longer interested in pursuing a potential transaction with InSite.

        On January 31, 2014, representatives from another potential party, Company G, entered into a confidentiality agreement with InSite and informed representatives from Guggenheim Securities that they were preparing a proposal for InSite to consider.

        Also on January 31, 2014, the M&A Committee held a meeting. At that meeting, the M&A Committee discussed the revised offer from Company A, and representatives from Guggenheim Securities provided an update on additional discussions with other parties. At the time of the meeting, two parties, Company F and Company G, had indicated that they expected to provide non-binding indications of interest in the coming weeks and another party had indicated that it was interested in a strategic partnering transaction with InSite but not a change of control transaction. The M&A Committee determined to not respond immediately to Company A's proposal in order to see if additional anticipated indications of interest were submitted.

        On February 4, 2014, InSite announced 2013 net sales of Besivance® (besifloxacin ophthalmic suspension) 0.6% achieved the levels necessary for InSite to earn an additional $1.0 million milestone payment under its agreement with SWK Funding LLC and Bess Royalty, L.P.

        Also on February 4, 2014, the M&A Committee held a meeting. At that meeting, representatives from Guggenheim Securities provided a further update on discussions with various potential strategic partners, indicating that no party other than Company A had provided a written indication of interest and that based on discussions with other potential parties, it was likely that at most only two additional indications of interest would be forthcoming. Guggenheim Securities also reported that one non-responsive company formally declined to engage with InSite and nine other companies remained non-responsive.

        On February 12, 2014, InSite received a non-binding indication of interest from Company F for a cash offer that valued InSite at between $0.32 and $0.36 per share, or a premium of between 23% and 38% to the then-current share price, assuming InSite maintained a cash balance of $9 million.

        On February 13, 2014, the M&A Committee held a meeting to discuss the proposal from Company F, including the implied valuation. Representatives from Guggenheim Securities also provided an update on discussions with Company A. Representatives from Guggenheim Securities also stated that while Company D was continuing due diligence, it had given no indication as to when or if it would submit a proposal. Representatives from Guggenheim Securities indicated that except for Company G, which had continued to miss its communicated timeline for delivery of a non-binding indication of interest and would likely be considerably slower than Company A and Company F in negotiating a definitive agreement and completing a transaction, it was not expected that additional indications of interest would be made, including from Company D. The M&A Committee discussed Company A's and Company F's offers and the risks associated with each offer. The M&A Committee then instructed Guggenheim Securities to reach out to Company F and request an increase in the financial terms of the offer and to discuss timing and next steps with Company A, including revised terms to Company A's offer that would provide greater certainty regarding the value of the transaction proposed by Company A.

        Between late February and mid-March 2014, InSite held several discussions with Company A regarding a potential acquisition of InSite. Company A conducted due diligence on InSite's business and InSite conducted due diligence on Company A's business given that the consideration proposed was equity in Company A.

        On February 20, 2014, representatives from Jones Day had a telephone call with counsel to Company A to clarify the structure and certain terms of Company A's proposal.

        On February 21, 2014, the InSite Board of Directors held a meeting. At that meeting, representatives from Guggenheim Securities provided the InSite Board of Directors with an update on the status of the sale process. Representatives from Guggenheim Securities provided a financial analysis of Company A's proposal, including a comparison of financial terms of the indication compared to other transactions in the marketplace and InSite's financial performance. Representatives from Guggenheim Securities also provided an analysis of the all-cash offer from Company F. Representatives from Guggenheim Securities reported that it had requested that Company F increase its offer, but that Company F had indicated that it was unlikely to be able to do so. The InSite Board of Directors compared the terms and risks of the Company A and the Company F offers against each other and reviewed the status of due diligence on Company A. As indicated by Guggenheim Securities, Company G was expected to provide a non-binding indication of interest in the near future, and a fourth company indicated that it might be interested in a license or partnership arrangement but would not pursue a change of control transaction. An additional three companies had not declined but had indicated that they would need additional time to consider whether they were interested in pursuing a potential transaction with InSite. The InSite Board of Directors instructed management and InSite's advisors to continue conducting due diligence of Company A and to continue pursuing the transaction with Company A, and to pursue an enhanced bid from Company F. The InSite Board of Directors also discussed the potential terms of a counteroffer to Company A's proposal, including the potential exchange ratio and the milestones that would trigger payments under the contingent value right.

        On March 3, 2014, the M&A Committee held a meeting. At that meeting, the M&A Committee discussed the status of discussions with Company A, Company F and Company G. Company G had missed its communicated deadline for submitting a non-binding indication of interest and discussions with Company G indicated that there was doubt surrounding its continued interest and that even if it were to submit an indication of interest to InSite, it would be in a range that was substantially lower than the value set forth in the indications from Company A and Company F. The M&A committee also directed management and Jones Day to prepare drafts of definitive documents contemplating a transaction with Company A.

        On March 4, 2014, Jones Day delivered to Company A's counsel a draft merger agreement proposing that Company A acquire InSite in a stock-for-stock transaction at a fixed exchange ratio that would value InSite at $0.47 per share (the high end of the range provided by Company A in its revised offer) and providing for a contingent value right that would provide up to $13.5 million of additional value upon the achievement of specified milestones.

        Throughout this period, Company A, together with a variety of consultants and advisors engaged by Company A, continued to conduct extensive regulatory, legal, business, technical and other due diligence on InSite and its product candidates.

        On March 17, 2014, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed the status of discussions with Company A. Representatives from Guggenheim Securities also informed the InSite Board of Directors that Company F had not been responsive to Guggenheim Securities' request for a better offer and had not moved forward with incremental due diligence on InSite. The InSite Board of Directors discussed the transaction structure proposed by Company A and proposed timing for Company A to respond to the draft merger agreement that Jones Day had provided. The InSite Board of Directors further discussed InSite's financing needs, expense items and the likely timing of when, absent the receipt of significant financing or entering into a strategic transaction, InSite would no longer have enough cash to fund its operations.

        On March 18, 2014, Mr. Ruane had a telephone call with the chairman and chief executive officer of Company A. The executives discussed the potential transaction and Company A's outstanding due diligence concerns. Specifically, it became clear that Company A had concerns regarding the projected regulatory pathway for InSite's product candidates. In addition, Company A indicated that it was concerned about the process of listing its stock on a major U.S. stock exchange. Later that day, senior management of Company A contacted representatives from Guggenheim Securities and informed them that Company A was formally terminating discussions regarding a transaction with InSite at that time.

        On March 21, 2014, the InSite Board of Directors held a meeting to review the status of discussions with Company F, which was continuing to conduct high-level due diligence but had not made any changes to its offer. Representatives from Guggenheim Securities also provided an update on the termination of discussions with Company A. The InSite Board of Directors considered preliminary financial projections for InSite for 2014 and 2015, cash needs, cash end date, and potential expense reduction initiatives.

        On March 27, 2014, InSite announced that AzaSite® net sales had continued to decline since Merck had terminated sales promotion of the drug in August 2013, and that the decline was exacerbated by a supply shortage around the time that Merck sold Inspire, and therefore its rights to AzaSite®, to Akorn in November 2013. InSite indicated that the significant decline in its royalties on AzaSite® net sales would likely trigger an event of default on InSite's non-convertible, non-recourse promissory notes due in 2019 (the "AzaSite Notes"). A default on the AzaSite Notes would result in InSite losing the rights to receive further AzaSite® royalties.

        On April 29, 2014, Company F formally concluded its evaluation of InSite, and informed representatives from Guggenheim Securities that it was focusing its acquisition efforts on companies that already had approved products in the marketplace.

        Despite previously indicating that it was not interested in pursuing a transaction with InSite because it was focused on acquiring a company with commercial stage assets, QLT re-engaged in discussions regarding a potential transaction with InSite, and on May 8, 2014, QLT and InSite entered into a confidentiality agreement.

        On June 5, 2014, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed potentially refinancing or restructuring the AzaSite Notes, for which InSite was past due in making interest payments. The InSite Board of Directors discussed the fact that, at the current level of AzaSite® royalties, InSite would likely default on the AzaSite Notes during 2014. The InSite Board of Directors also discussed the need for additional capital to operate InSite's business beyond September 2014.

        On June 6, 2014, senior management of Company D contacted representatives from Guggenheim Securities to receive an update on InSite's business.

        On June 10, 2014, InSite repurchased and cancelled the AzaSite Notes for a single payment of $6.0 million. As a result of the cancellation, the entire then-outstanding principal amount of the AzaSite Notes, as well as accrued interest, was extinguished. The $6.0 million payment to the holders of AzaSite Notes was funded by Akorn in return for a lower royalty on net sales of AzaSite® in North America.

        On June 26, 2014, QLT announced plans to merge with Auxilium Pharmaceuticals, Inc., at which point further discussions with QLT regarding a potential transaction with InSite ceased.

        Throughout June and July 2014, InSite explored various financing alternatives to fund continuing operations. InSite was unable to secure any financing and eventually pursued a bridge loan to be placed through Riverbank Capital Securities, Inc. ("Riverbank Capital"), an entity of which Mr. McInerney is a principal.

        As of June 30, 2014, InSite's cash and cash equivalents were $2.5 million. InSite expected its current cash at that point to enable it to only continue operations until approximately September 2014.

        In July 2014, the U.S. Patent and Trademark Office issued a patent on BromSite™. The patent provides protection for bromfenac formulations in DuraSite, including ISV-101, to August 7, 2029. Also in July 2014, the FDA agreed that the results of the DexaSite Phase 3 clinical trial could support marketing approval for DexaSite and InSite indicated that it planned to file a new drug application for DexaSite with the FDA in early 2016.

        On August 11, 2014, management of Company D contacted representatives from Guggenheim Securities and indicated that based on its review of InSite's business, it was not interested in pursuing a transaction with InSite.

        Also on August 13, 2014, based on positive data from two pivotal Phase 3 clinical studies, InSite announced it intended to file a new drug application with the FDA in the first quarter of 2015 for marketing approval of BromSite™ (bromfenac 0.075% in DuraSite®) for the treatment of inflammation and prevention of pain after cataract surgery.

        On September 16, 2014, the InSite Board of Directors held a meeting. At that meeting the InSite Board of Directors approved a secured bridge financing for up to $15.0 million placed through Riverbank Capital to various participating creditors.

        At September 30, 2014, InSite's cash and cash equivalents were $0.3 million. InSite expected its cash on hand, anticipated cash flow from operations and the expected net proceeds from the expected debt financing arrangements contemplated to be placed through Riverbank Capital would only enable it to continue operations until approximately March 2015.

        On October 8, 2014, InSite agreed to sell the InSite Notes in an aggregate principal amount of up to $15.0 million, together with warrants for the purchase of shares of InSite common stock, to various purchasers sourced by Riverbank Capital. However, InSite received purchase commitments for only approximately $7.8 million in aggregate principal amount of InSite Notes. Between October 2014 and December 2014, InSite sold and issued InSite Notes with an aggregate principal amount of $5,196,996 and issued warrants to purchase 2,053,169 shares at $0.33 per share, 200,620 shares at $0.31 per share and 2,824,281 shares at $0.26 per share. The InSite Notes were secured by substantially all of InSite's assets.

        In mid-October 2014, following termination of its proposed merger with Auxilium, QLT contacted representatives from Guggenheim Securities regarding a potential transaction with InSite.

        On November 11, 2014, QLT informed representatives from Guggenheim Securities that QLT was in the process of engaging Greenhill & Co. ("Greenhill") to act as its financial advisor in connection with any potential transaction with InSite.

        At December 31, 2014, InSite's cash and cash equivalents were $1.7 million. InSite expected its cash on hand, anticipated cash flow from operations and the net proceeds from the sale of the remaining committed InSite Notes would only enable it to continue operations until approximately May 2015.

        In early January 2015, representatives from Guggenheim Securities contacted Company F, Company G and a third party, Company H, which had previously shown interest in a transaction, to determine whether any of those parties would reconsider a potential transaction with InSite. Company G reaffirmed that it was not interested in pursuing a transaction; Company F and Company H indicated they would be willing to engage in further discussions.

        On January 21, 2015, senior management of InSite and QLT, along with the QLT Board of Directors, held a preliminary due diligence meeting in New York City. At that meeting, senior management of InSite presented information regarding its business and operations to the QLT Board of Directors and QLT's senior management.

        On January 26, 2015, the InSite Board of Directors held a meeting. At that meeting, Mr. Ruane updated the InSite Board of Directors, informing them of the potential that QLT might pursue an acquisition of InSite. Mr. Ruane also indicated that discussions with Company F regarding a potential strategic relationship had been re-initiated, and that Company H had expressed interest in discussing a potential transaction with InSite.

        On January 28, 2015, representatives from Jones Day and QLT's counsel, Weil, Gotshal & Manges LLP ("Weil"), had a telephone call to discuss the potential structure of a transaction between InSite and QLT.

        On January 29, 2015, InSite entered into a license agreement with Nicox S.A., a French publicly traded company ("Nicox"), for the development and commercialization of ophthalmic therapeutic products AzaSite® (1% azithromycin), AzaSite Xtra™ (2% azithromycin) and BromSite™ (0.075% bromfenac), all formulated in InSite's DuraSite® drug delivery system. Nicox received exclusive rights to commercialize all three products in Europe (including Eastern Europe), the Middle East and Africa. InSite received an upfront payment of $3.0 million and can potentially receive an aggregate of $13.75 million in milestone payments for various product approvals and sales milestones for the subject products, and mid-single digit to low-double digit royalties on commercial sales of the products in Nicox's territory. The entry into of the license agreement with Nicox constituted a strategic partnering transaction under InSite's engagement letter with Guggenheim Securities.

        In February 2015, InSite, Akorn and Pfizer entered into a settlement agreement to dismiss a patent infringement lawsuit against Mylan concerning Mylan's abbreviated new drug application seeking to launch generic versions of AzaSite® with the FDA. Due to the settlement, under the terms of the amended license agreement with Akorn, effective March 2015, InSite's royalty rate on sales of AzaSite® in North America increased from 8% to 9%.

        From early February 2015 until execution of the Merger Agreement on June 8, 2015, each of QLT and InSite conducted due diligence on the other. Also during that time, senior management from each company, along with their respective financial advisors and attorneys, engaged in numerous discussions and meetings regarding a potential transaction.

        On February 6, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed the status of discussions with QLT, Company F and Company H. The InSite Board of Directors also directed Guggenheim Securities to engage with Company A to determine if Company A would be interested in re-engaging in discussions.

        On February 12, 2015, InSite management presented certain financial and operating business information to selected business development representatives from Company H.

        On February 21, 2015, representatives from Guggenheim Securities had a telephone call with representatives from Greenhill. The representatives from Greenhill stated that after considering the discussions at the meeting held January 21, 2015, QLT had determined to move forward with a transaction with InSite and that QLT was targeting an announcement of the proposed transaction by the end of March 2015.

        In March 2015, InSite received a Notice of Allowance from the U.S. Patent and Trademark Office on a utility patent application for AzaSite Xtra™, a 2% solution of azithromycin formulated in DuraSite for ophthalmic indications, extending patent protection of AzaSite Xtra to 2033.

        On March 17, 2015, the InSite Board of Directors held a meeting at which Mr. Ruane updated the board on discussions with QLT and the status of InSite's due diligence on QLT and QLT's due diligence on InSite. The InSite Board of Directors discussed QLT's plans relating to QLT's potential investment in one or more third-party companies and potentially structuring those transactions to permit InSite's stockholders to participate in those transactions should they occur. The InSite Board of Directors also discussed InSite's available cash resources and its need for additional capital to fund the filing of the BromSite NDA and to operate its business beyond July 2015. The InSite Board of Directors and management discussed a potential loan to be made by QLT in order to allow InSite to fund its operations, including the filing of the BromSite NDA, during the period between signing and closing a merger transaction. Mr. Ruane also indicated that Company H was no longer responsive to InSite's request to continue discussions and was likely no longer interested in pursuing a transaction. Mr. Ruane further indicated that Company A had indicated that if Company A were to propose terms regarding an acquisition of InSite, those terms would likely be inferior to the preliminary terms proposed by QLT and that the risks associated with the completion of that transaction would likely be greater than the risks associated with a transaction with QLT, specifically because of the need to undertake a listing by Company A of its stock on a major U.S. stock exchange. At the meeting the InSite Board of Directors also expanded the size of the M&A Committee to three directors, appointing Robert O'Holla to join Messrs. McInerney and Tooman.

        On March 19, 2015, representatives from Guggenheim Securities received a telephone call from Company F asking if InSite was still engaged in strategic discussions, as Company F desired an update on InSite's business and Guggenheim Securities informed Company F about InSite's ongoing process. Company F indicated that it may be interested in participating in the process. Representatives from Guggenheim Securities arranged a telephone call between Company F and InSite management.

        On March 27, 2015, selected business development representatives from Company F met with management from InSite to receive an update on and review of InSite's business.

        On March 30, 2015, representatives from Greenhill informed representatives from Guggenheim Securities that QLT was considering pursuing an additional acquisition, not previously disclosed, simultaneously with its potential acquisition of InSite.

        Also on March 30, 2015, representatives from Guggenheim Securities contacted senior management of Company A to invite Company A to revisit a potential acquisition of InSite and provide a revised indication of interest.

        On March 31, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed potential strategic alternatives, including a potential transaction with QLT. The InSite Board of Directors also received an update on the status of discussions with QLT. Mr. Ruane reported on renewed discussions with Company F and Guggenheim Securities' outreach to Company A. The InSite Board of Directors asked Mr. Ruane and Guggenheim Securities to seek a formal offer from Company F. The InSite Board of Directors also engaged in a lengthy discussion of the risks and benefits of QLT's possible investment in two third-party companies as well as a simultaneous acquisition of another company and the ability of InSite's stockholders to participate in the economic benefit of those transactions. The InSite Board of Directors discussed InSite's capital needs to continue to fund operations. The InSite Board of Directors also discussed whether to contact other potential buyers, but determined that it was highly unlikely that other parties would be interested given that there had been no fundamental change to InSite's business or its prospects from that previously identified by potential parties as reasons not to acquire InSite. Representatives from Guggenheim Securities reported that they had contacted all candidates deemed viable by the InSite Board of Directors since its initial engagement and that, other than QLT, Company F and Company A, no other parties had expressed interest in evaluating a potential acquisition of InSite at that time. Furthermore, given the recent issuance of InSite Notes, the reduced stock price and the continued need for capital to fund InSite's operations, the ratio of the value of InSite to the needed fundraising had become significantly more detrimental and, accordingly, the InSite Board of Directors concluded that, at that time, it would be significantly detrimental to current InSite stockholders to raise the funds InSite needed to continue its operations through an equity issuance.

        At March 31, 2015, InSite's cash and cash equivalents were $1.1 million. InSite expected that, without obtaining additional financing, InSite's cash on hand, anticipated cash flow from operations and the net proceeds from existing debt financing arrangements would only enable it to continue operations until approximately July 2015. The improvement in InSite's ability to fund its operations since December 31, 2014 was the result of payments from Nicox under the license agreement entered into in the first quarter of 2015.

        On April 8, 2015, and again on April 9, 2015, representatives from Jones Day and Weil had telephone calls to discuss the potential structure of a transaction involving InSite and QLT and certain proposed high-level terms of such a transaction.

        In April 2015, InSite sold an additional aggregate principal amount of $2.6 million in InSite Notes and issued warrants to purchase 3,464,456 shares of common stock at an exercise price of $0.18 per share. InSite publicly disclosed that it had fully drawn down all available amounts under the secured bridge financing placed through Riverbank Capital.

        On April 13, 2015, Weil provided an initial draft Merger Agreement to Jones Day. The draft Merger Agreement provided that consummation of the Merger was subject to FDA acceptance of the BromSite NDA for review and other third-party approvals. Further, the draft Merger Agreement provided that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event InSite stockholders rejected adoption of the Merger Agreement and no competing proposal had been announced. The draft Merger Agreement also provided that if the Merger Agreement were terminated under certain circumstances, including by InSite in order to accept a "superior proposal," InSite would be required to pay QLT a termination fee equal to 5% of the aggregate consideration proposed by QLT. In addition, despite the fact that the proposed consideration was comprised solely of stock, the draft Merger Agreement included only a limited number of representations and warranties as to QLT and its business, and the absence of covenants restricting QLT from taking actions between signing and consummation of the Merger that could dilute or devalue the consideration offered to InSite stockholders in the Merger.

        On April 14, 2015, senior management of InSite and representatives from Jones Day had a telephone call to discuss the draft Merger Agreement.

        The following day, on April 15, 2015, representatives from Jones Day and Weil had a telephone call to discuss the other transactions QLT was planning to consummate simultaneously with its proposed acquisition of InSite.

        On April 16, 2015, Company F informed representatives from Guggenheim Securities that it was no longer interested in pursuing a potential transaction with InSite. Company F indicated that the risks and costs associated with seeking FDA approval for InSite's product candidates was greater than Company F was prepared to undertake.

        On April 17, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed the current timing of the potential transaction with QLT, and also discussed the open issues reflected in the initial draft Merger Agreement and the challenges that some of the terms presented in achieving a transaction that would be acceptable to InSite stockholders. The InSite Board of Directors also discussed QLT's proposed investments in other companies, the risks those investments presented to timing and completion of QLT's acquisition of InSite and InSite's current financial needs. Representatives from Guggenheim Securities also updated the InSite Board of Directors on discussions with QLT and informed the board that Company F was no longer interested in pursuing an acquisition of InSite. Representatives from Guggenheim Securities also provided an update on discussions with Company A, informing the InSite Board of Directors that discussions had not progressed as Company A was not fully committed to the timing of listing its stock on a major U.S. stock exchange.

        Between April 17, 2015 and April 21, 2015, representatives from Guggenheim Securities had several discussions with representatives from Greenhill regarding the draft Merger Agreement and the issues InSite and its advisors had identified with respect to that draft. Those issues included, among other things, (1) provisions in the Merger Agreement that conditioned consummation of the Merger on obtaining certain third-party approvals, including certain actions by the FDA, (2) the proposed size of the termination fee, (3) that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event InSite stockholders rejected adoption of the Merger Agreement and no competing proposal had been announced, and (4) the scope of the QLT representations, warranties and covenants and the absence of covenants restricting QLT from taking actions between signing and consummation of the Merger that could dilute or devalue the consideration offered to InSite stockholders in the Merger.

        On April 23, 2015, Weil provided Jones Day with a draft of certain key documents related to the proposed loan to be provided by QLT to InSite contemporaneously with entry into the Merger Agreement. The loan documents provided for a full acceleration of the payment of all borrowings under the loan in the event the Merger Agreement was terminated for any reason.

        On April 24, 2015, Jones Day provided Weil with a revised draft of the Merger Agreement. Among other things, the draft Merger Agreement (1) did not provide as a condition to consummation of the Merger obtaining any non-governmental third-party approvals, (2) proposed a reduced termination fee equal to 4% of the aggregate consideration proposed by QLT, (3) eliminated any requirement to reimburse QLT for its out-of-pocket costs in the event InSite stockholders rejected adoption of the Merger Agreement and no competing proposal had been announced, and (4) included broad representations and warranties as to QLT and its business, as well as customary covenants restricting QLT from taking actions between signing and consummation of the Merger that could dilute or devalue the consideration offered to InSite stockholders in the Merger.

        Also on April 24, 2015, Mr. Ruane had a telephone call with the QLT Board of Directors to discuss potential synergies between QLT and InSite businesses.

        From April 24, 2015 until execution of the Merger Agreement on June 8, 2015, the parties and their advisors negotiated the terms of the Merger Agreement and exchanged numerous drafts of the Merger Agreement.

        On April 29, 2015, representatives from Greenhill informed representatives from Guggenheim Securities that QLT was no longer considering one of the third party investments that QLT had been contemplating executing simultaneously with the acquisition of InSite.

        Also on April 29, 2015, Jones Day provided Weil with a revised draft of the proposed Secured Note relating to the loan to be provided by QLT to InSite upon entry of the Merger Agreement and other related documents. Jones Day also provided a copy of its comments to the Secured Note and other related documents to be provided to the holders of InSite Notes, whose approval would be necessary for InSite to enter into the Secured Note with QLT. From April 24, 2015 until execution of the Merger Agreement and the Secured Note on June 8, 2015, the parties and their advisors negotiated the terms of the Secured Note and exchanged several drafts of the Secured Note and other related documents. The holders of InSite Notes and their advisers also negotiated with QLT and its advisors the terms of a subordination agreement and other concessions designed to facilitate the QLT loan to InSite.

        On April 30, 2015, representatives from Guggenheim Securities and Greenhill discussed the latest draft Merger Agreement and the issues QLT had raised with that revised draft. Those issues included, among other things, (1) provisions in the Merger Agreement that conditioned consummation of the Merger on the FDA not having refused to accept the BromSite NDA for review and the FDA not having asserted a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite, (2) the proposed size of the termination fee, (3) the termination events creating an obligation to pay the termination fee, (4) the fact that InSite would be required to reimburse QLT for its out-of-pocket costs, up to a maximum amount to be agreed, in the event InSite stockholders rejected adoption of the Merger Agreement and no competing proposal had been announced, and (5) the scope of the QLT representations, warranties and covenants restricting QLT's actions between signing and consummation of the Merger. Later that day, representatives from Guggenheim Securities relayed those discussions to InSite senior management and representatives from Jones Day.

        On May 1, 2015, representatives from Jones Day and Weil had a telephone call and negotiated terms of the Merger Agreement. Later that day, Weil provided Jones Day with an initial draft of the voting agreement QLT proposed to enter into with certain InSite stockholders contemporaneously with the signing of the Merger Agreement. On that same day Weil also provided Jones Day with revised drafts of the Secured Note and related documents.

        On May 3, 2015, representatives from Jones Day and Weil had a telephone call in which they further negotiated terms of the Merger Agreement as well as the Secured Note and related documents. Later that day Jones Day provided Weil with revised drafts of the Merger Agreement, voting agreement, and the Secured Note and related documents.

        On May 4, 2015, Weil provided Jones Day with a revised draft of the Secured Note and related documents, and the next day, on May 5, 2015, Weil provided Jones Day with a revised draft of the Merger Agreement. The revised draft Merger Agreement included a broader number of representations and warranties as to QLT and a limited number of covenants restricting QLT's operations between signing and consummation of the Merger. Also, the revised draft Merger Agreement now reflected that no non-governmental third-party approvals were required and were therefore no longer a condition to consummation of the Merger, and, other than payment of the termination fee in certain circumstances, the Merger Agreement did not require any payment from InSite to QLT in the event InSite stockholders did not adopt the Merger Agreement. However, the draft Secured Note still required accelerated payment of the Secured Note in the event the Merger Agreement was terminated for any reason.

        On May 6, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors reviewed the current drafts of the proposed Merger Agreement, voting agreement and documents to be entered into in connection with the proposed loan from QLT. Representatives from Guggenheim Securities and Jones Day reviewed the drafts and the open issues regarding such documents with the InSite Board of Directors. Representatives from Jones Day also reviewed with the InSite Board of Directors its fiduciary duties under Delaware law in connection with reviewing a potential transaction such as the one contemplated by the Merger Agreement. Representatives from Guggenheim Securities also reviewed with the InSite Board of Directors the sale process that InSite had undergone since November 2013. Specifically, representatives from Guggenheim Securities referenced the fact that during the past 18 months 36 companies had been contacted regarding engaging in a potential transaction with InSite, of which at some point active due diligence had been conducted by a total of seven of such companies, all of whom (including QLT once before re-engaging in late 2014) had formally declined pursuing a transaction with InSite. Representatives from Guggenheim Securities informed the InSite Board of Directors that at this point in time, only QLT remained interested in a near-term transaction and it was not aware of any of the previously contacted buyers having changed their strategic direction in a way that would lead them to re-engage in discussions.

        At the meeting, the InSite Board of Directors also authorized InSite to engage Roth to evaluate the proposed transaction with QLT and to render a fairness opinion, from a financial point of view, with respect to such transaction. The InSite Board of Directors authorized InSite to engage Roth because InSite's engagement with Guggenheim Securities did not contemplate Guggenheim Securities rendering a fairness opinion.

        Later in the day, representatives from Jones Day had a telephone call with certain holders of InSite Notes regarding the Secured Note to be entered into with QLT.

        Also on May 6, 2015, InSite engaged Roth for the purpose of rendering an opinion to the InSite Board of Directors as to the fairness, from a financial point of view, of the potential transaction with QLT.

        On May 7, 2015, representatives from Jones Day and Weil had a telephone call and further negotiated terms of the Merger Agreement.

        On May 11, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors discussed QLT's proposal that the proposed exchange ratio of QLT common shares to be issued for each share of InSite common stock be set at-market, with no premium payable. The InSite Board of Directors discussed the need for InSite stockholders to receive a premium in the proposed transaction. Representatives from Jones Day and Guggenheim Securities also reviewed with the InSite Board of Directors the ability for InSite stockholders to receive cash in lieu of participating in QLT's proposed investment in third-parties; representatives from Guggenheim Securities reiterated to the board that QLT continued to reinforce that consummating the additional third-party transactions contemporaneously with the InSite transaction was integral to its interest in acquiring InSite. The representatives from Guggenheim Securities also informed the InSite Board of Directors that Greenhill had informed them that QLT would not be prepared to pay cash to InSite's stockholders in lieu of their participation in these transactions.

        On May 12, 2015, InSite announced that it had finalized the BromSite NDA. InSite indicated that it would need to delay filing the BromSite NDA until it could raise additional financing to pay the FDA filing fee of approximately $2.2 million.

        Also on May 12, 2015, Jones Day provided a revised draft of the Merger Agreement to Weil. From May 12 through June 6, 2015, Jones Day and Weil exchanged drafts of the Merger Agreement, the Secured Note and related documents and the voting agreement.

        On May 21, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors received an update on open issues relating to the proposed Merger Agreement. Representatives from Guggenheim Securities also reported to the InSite Board of Directors that QLT had indicated that it would set an exchange ratio of 0.048 of a share of QLT stock for each share of InSite common stock based on an indicative value of $0.178 per share of InSite common stock. This represented a premium to the $0.140 per share closing trading price of InSite common stock on the preceding day. The InSite Board of Directors also discussed the fact that certain of InSite's large stockholders had indicated that while they would not agree to enter into a voting agreement with QLT, they were generally supportive of the transaction. The InSite Board of Directors discussed the timing of a transaction with QLT and the delays in timing due to QLT's negotiation of the other contemporaneous transactions it was pursuing. Representatives from Guggenheim Securities informed the InSite Board of Directors that they had reached out to a new company, Company I, to see if it would be interested in acquiring InSite because Company I had recently terminated discussions regarding an alternative transaction with a third party. Representatives from Guggenheim Securities reported, however, that based on its discussion with Company I, Company I was unlikely to pursue discussions with InSite.

        In mid-May 2015, a representative from Company G called Mr. Ruane to alert him to a new strategic change at the company and discuss a potential transaction with InSite. On May 21, 2015, Company G was granted access to the virtual data room. While given access to the data room to conduct additional diligence, Company G did not progress into further diligence nor make any proposal regarding a transaction with InSite.

        Between May 21 and June 1, 2015, InSite and QLT and their respective advisors continued to negotiate the Merger Agreement. During this time, QLT continued its due diligence of InSite, and InSite management continued to respond to questions and document requests from QLT management and QLT's advisors. Among other things, InSite management discussed with QLT management the financial calculations prepared by InSite management for the InSite Board of Directors to assist the InSite Board of Directors in its evaluation of the financial needs of the company. InSite management cautioned QLT that neither the InSite Board of Directors nor InSite management viewed these calculations as reliable projections of the future performance or potential value of the company as they were not intended to serve as financial forecasts and did not include many variables that would be required for the calculations to serve as projections or forecasts, including certain costs and expenses that InSite would incur in operating the company and developing its products, the effects of any financing necessary to continue the company's operations, whether necessary financing would actually be available, and assumptions concerning events that were likely to occur that would cause the calculations to be incorrect or misleading. Accordingly, InSite management informed QLT that this information was not an appropriate tool for evaluating the value of InSite's business and should not be considered to be material to a transaction with InSite. QLT did not rely on this information for purposes of evaluating a transaction with InSite. At about this time, InSite management also discussed these calculations and their limitations with Roth, and Roth confirmed to InSite that it did not use or consider this information for purposes of its opinion described below.

        On June 1, 2015, Weil provided a revised draft of the Merger Agreement to Jones Day, and on June 4, 2015, Weil provided a revised draft of the Secured Note and related documents. Between June 1 and June 7, 2015, Weil and Jones Day negotiated the Merger Agreement and Secured Note and exchanged various drafts of the Merger Agreement, the Secured Note and related documents.

        Under the terms of the Secured Note as finally negotiated, repayment of borrowings by InSite under the Secured Note would accelerate in the event (1) QLT terminated the Merger Agreement as a result of the InSite Board of Directors effecting a change in its recommendation that InSite stockholders vote in favor of adopting the Merger Agreement, or the InSite Board of Directors recommending an alternative transaction or due to InSite materially breaching its obligations relating to the solicitation of a competing transaction, (2) InSite terminated the Merger Agreement to engage in a competing transaction, or (3) InSite completed a competing transaction following the termination of the Merger Agreement.

        In addition, in connection with finalization of the Merger Agreement, QLT advised InSite of its intention to, following consummation of the Merger and the purchase by QLT of the Aralez Shares pursuant to the Aralez Share Agreement, effect a special election distribution to each of its shareholders payable, at the election of each such shareholder, in either Aralez Shares or cash, subject to possible pro-ration. As a result, former InSite stockholders would, subject to pro-ration, have the opportunity to receive cash in lieu of Aralez Shares.

        In the evening of June 7, 2015, the InSite Board of Directors held a meeting. At that meeting, the InSite Board of Directors reviewed the proposed final drafts of the Merger Agreement and the Secured Note and other related documents. The InSite Board of Directors reviewed with InSite's legal and financial advisors the terms of the proposed transactions and the possibility of alternative strategic transactions. The InSite Board of Directors also discussed InSite's current business prospects and the fact that without additional financing, InSite would be unable to proceed with the development and marketing of BromSite™ or to continue operating its business. The InSite Board of Directors also discussed the cash from QLT that would become available for these purposes upon completion of the Merger. Also at the meeting, Roth rendered its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion, to the InSite Board of Directors to the effect that, as of that date and based upon and subject to the qualifications, limitations and assumptions stated therein, the Merger Consideration payable pursuant to the proposed Merger Agreement was fair, from a financial point of view, to the stockholders of InSite. After considerable deliberation and discussion, the InSite Board of Directors (1) approved the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (2) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (3) directed that the Merger Agreement be submitted to the InSite stockholders for adoption at the special meeting and (4) recommended that InSite stockholders adopt the Merger Agreement. In addition, in connection with approval of the Merger Agreement, the InSite Board of Directors approved the Secured Note and related agreements on the terms and subject to the conditions set forth in those documents.

        Later that evening, certain holders of InSite Notes agreed to waive their rights to a mandatory redemption of such holders' notes in connection with the consummation of the Merger.

        In the early morning of June 8, 2015, QLT and InSite executed the Merger Agreement and the Secured Note, and certain InSite stockholders entered into a voting agreement with QLT in support of the Merger. Pursuant to the terms of the Secured Note, InSite borrowed an amount equal to $2.36 million to fund the FDA filing fee for the BromSite NDA. InSite and QLT publicly announced the Merger prior to the opening of trading on NASDAQ on June 8, 2015.

        On June 10, 2015, InSite submitted the BromSite NDA to the FDA.

InSite's Reasons for the Merger and Recommendation of the InSite Board of Directors

        The InSite Board of Directors considered many factors in making its determination that the terms of the Merger are fair to, and in the best interests of, InSite's stockholders and to approve the Merger Agreement and recommend that InSite stockholders vote to adopt the Merger Agreement. In arriving at its determination, the InSite Board of Directors consulted with InSite's senior management, financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following (not in any order of importance):

  •
  the fact that InSite's cash balance, current assets and cash flows from operations were insufficient to fund its operations beyond July 2015;

  •
  the InSite Board of Directors' belief that InSite required a partner with a strong balance sheet to address the significant challenges relating to InSite's lack of financial resources and that absent obtaining such a partner, InSite would require highly dilutive equity financing in order to continue operating its business, if such financing was available at all;

  •
  the fact that InSite had not been successful in obtaining additional funding from private or public equity or debt financing sources, and its limited financial resources greatly reduced its ability to continue operations and advance its products through the regulatory pipeline;

  •
  the fact that the Merger Consideration at the time of entry into the Merger Agreement represented a premium of 27% over both (1) the closing price per share of the InSite common stock on June 5, 2015 (the last trading day prior to announcement of the Merger) based on the value of QLT common stock (although the price of QLT common stock will continue to fluctuate) and (2) InSite common stock's volume weighted average price per share over the 30 calendar days ended June 5, 2015;

  •
  the fact that the Merger Consideration is in the form of SEC-registered and transferable QLT common shares, tradeable on both NASDAQ and the TSX, while InSite shares are less liquid and tradeable only on the OTCBB, with an average trading volume of less than 62,204 shares per day during the three-month period ended June 5, 2015;

  •
  the fact that the combination of InSite with QLT will allow existing InSite stockholders the opportunity to participate in the combined company, which the InSite Board of Directors believes following the Merger will be a well-funded pure play ophthalmic specialty company with a robust pipeline of late-stage drug candidates, a strong balance sheet and access to a broader investor base;

  •
  the risk, based on the fact that 36 companies had been contacted regarding engaging in a potential transaction with InSite, all of whom (other than QLT) had formally declined pursuing a transaction with InSite, that if InSite did not accept QLT's offer, InSite would likely not have been able to find a strategic partner to acquire InSite or fund its capital needs;

  •
  the InSite Board of Directors' consideration of potential alternative transactions and its view, in consultation with its legal and financial advisors, that it was not probable that any alternative transaction reasonably available to InSite within a reasonable timeframe would generate value to InSite stockholders in excess of the value from the Merger with QLT, and that the Merger Agreement provided sufficient flexibility for the InSite Board of Directors to change its recommendation and for InSite stockholders to vote against the Merger in the case of a superior proposal, or otherwise;

  •
  the fact that, following completion of the Merger, the combined company expects to distribute to its shareholders the Aralez Shares or, at each shareholder's election, subject to pro-ration, cash in lieu of such Aralez Shares;

  •
  the fact that, following completion of the Merger, the combined company expects to distribute to its shareholders the Convertible Notes;

  •
  the fact that, in connection with entry into the Merger Agreement, QLT agreed to provide a secured line of credit of up to $9,853,333 to InSite to, among other things, fund the payment to the FDA of the filing fee for the BromSite NDA;

  •
  the fact that the InSite Board of Directors received an opinion of Roth to the effect that, as of June 7, 2015, and based upon and subject to the qualifications, limitations and assumptions stated therein, the Merger Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to the current stockholders of InSite;

  •
  the InSite Board of Directors' belief that the terms of the Merger Agreement, including the parties' representations, warranties and covenants, and the conditions to the parties' respective obligations, are reasonable;

  •
  the fact that one of InSite's directors will become a member of the QLT Board of Directors following completion of the Merger, the possibility that the Chief Executive Officer of InSite may become the Chief Executive Officer of the combined company and also join the QLT Board of Directors following completion of the Merger and the possibility that other key executives of

    InSite may become part of the management team of the combined company following completion of the Merger;

  •
  the fact that the Merger Consideration is payable in QLT common shares and completion of the Merger is not subject to any financing condition or QLT shareholder approval;

  •
  the fact that the deal protections set forth in the Merger Agreement do not preclude a third party from making an acquisition proposal that is superior to the terms of the Merger with QLT, that InSite may, subject to the requirements of the Merger Agreement, provide information to and participate in discussions with qualifying unsolicited third-party proposals and that, in the event of such a superior proposal, the InSite Board of Directors may, subject to the terms and conditions of the Merger Agreement, change its recommendation in favor of the proposal to adopt and approve the Merger Agreement with QLT, and that the amount of and triggering conditions for the break-up fee are reasonable under the circumstances;

  •
  the fact that the fixed exchange ratio provides certainty to InSite stockholders as to their approximate aggregate pro forma percentage ownership of the combined company; and

  •
  risks associated with the current and expected future landscape of the pharmaceutical industry, and, in light of the regulatory, financial and competitive challenges facing industry participants, the InSite Board of Directors' belief that QLT would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction were fully realized.

        In the course of its deliberations, the InSite Board of Directors also considered a variety of risks and other potentially negative factors, including the following:

  •
  the fact that, if the Merger is consummated, InSite will no longer exist as an independent public company and its stockholders will not participate in the future growth of the InSite business except to the extent of their ownership interest in QLT, which is expected to be approximately 9.3% of the outstanding QLT common shares following the issuance of the QLT common shares to specified co-investors pursuant to the definitive agreements that QLT entered into at the time of entry into the Merger Agreement;

  •
  the risks and contingencies related to the announcement and pendency of the Merger, including the potential impact of the Merger on InSite's employees and relationships with third parties;

  •
  the possibility that InSite's stockholders may not be interested in owning QLT shares that will be received by them as consideration in the Merger;

  •
  the fact that the price of QLT's common shares at the completion of the Merger may vary significantly from, and be considerably lower than, the price of QLT's common shares at the date of the announcement of the Merger Agreement, the date of this proxy statement/prospectus and/or the time at which QLT common shares are distributed to InSite stockholders following completion of the Merger (and that there is no lower threshold applicable to the exchange ratio in the Merger Agreement);

  •
  the fact that InSite's partners may choose not to continue doing business with InSite when it is part of the combined company;

  •
  the fact that QLT's obligation to complete the Merger is conditioned upon certain matters that are outside of InSite's or QLT's control, including that (i) the FDA has not issued a written communication refusing to file the BromSite NDA for review by August 10, 2015, which is the 60th day following the FDA's receipt of the BromSite NDA and (ii) the FDA not having asserted a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite by August 24, 2015, which is the 74th day following the FDA's receipt of the BromSite NDA;

  •
  the fact that QLT has the right to terminate the Merger Agreement in specified circumstances;

  •
  the fact that InSite has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger, regardless of whether or not the Merger is completed;

  •
  the fact that under the terms of the Merger Agreement, InSite must pay to QLT a termination fee of $1,170,000 if the Merger Agreement is terminated under specified circumstances;

  •
  the fact that the Merger is expected to be taxable to InSite's stockholders, despite the fact that InSite's stockholders will not receive any cash proceeds in connection with the Merger;

  •
  the fact that InSite's ability to utilize certain of its tax assets will be limited following completion of the Merger;

  •
  the fact that certain of InSite's directors and executive officers may receive benefits that are different from, and in addition to, those of InSite's other stockholders, as described under "—Interests of Certain Persons in the Merger"; and

  •
  the fact that, pursuant to the Merger Agreement, unless QLT otherwise consents, InSite must generally conduct its business in the ordinary course and is subject to a variety of other restrictions on the conduct of its business prior to the completion of the Merger, which may delay or prevent InSite from pursuing business opportunities that may arise or preclude actions that would be advisable if InSite were to remain an independent company.

        The foregoing discussion of the factors considered by the InSite Board of Directors is not intended to be exhaustive, but rather includes material factors that the InSite Board of Directors considered in approving and recommending the Merger Agreement. The InSite Board of Directors carefully considered all of these factors as a whole in reaching its determination and recommendation and did not assign any particular weight or rank to any of the positive or potentially negative factors or risks discussed in this section. Individual members of the InSite Board of Directors may have given different weight to different factors.

        The InSite Board of Directors approved the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, InSite and its stockholders. Accordingly, the InSite Board of Directors recommends that InSite stockholders vote "FOR" the Merger Proposal, "FOR" the proposal approving, on a non-binding, advisory basis, the compensation that will or may be made by InSite to its named executive officers in connection with the Merger, and "FOR" the proposal approving the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Opinion of Roth to the InSite Board of Directors

        Pursuant to an engagement letter dated May 6, 2015, InSite retained Roth to provide an opinion to the InSite Board of Directors as to whether, as of the date of the opinion, the Merger Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to the current stockholders of InSite.

        At the meeting of the InSite Board of Directors on June 7, 2015, Roth rendered its oral opinion to the InSite Board of Directors that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review described to the InSite Board of Directors, the Merger Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to the current stockholders of InSite. At the request of InSite, Roth subsequently delivered its written opinion, dated June 7, 2015, to the InSite Board of Directors that, as of such date and based upon and subject to assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review set forth in its opinion, the Merger Consideration payable pursuant to the Merger Agreement was fair, from a financial point of view, to the current stockholders of InSite.

        The full text of the written opinion of Roth dated June 7, 2015, which sets forth the assumptions made, procedures followed, matters considered, exceptions to the opinion and limitations on the scope of the review undertaken, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. InSite's stockholders are urged to read the opinion in its entirety. Roth's written opinion is addressed to the InSite Board of Directors, is directed only to the Merger Consideration to be paid to InSite's stockholders in the Merger, does not constitute a recommendation to any stockholder of InSite as to how such stockholder should vote at the special meeting, does not in any manner address any other aspects of the Merger and does not address the relative merits of the Merger in comparison to any other transactions or strategies that might be available to InSite. The summary of the opinion of Roth set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

        In arriving at its opinion, Roth, among other things:

  •
  reviewed a draft of the Merger Agreement dated June 1, 2015;

  •
  reviewed certain publicly available business and financial information of InSite and QLT, that Roth assumed to be prepared on a best practices basis and believed to be relevant to its inquiry;

  •
  reviewed certain other financial and operating data, assuming such data was reasonably prepared on a best practices basis, concerning InSite and QLT;

  •
  discussed the past and current operations, financial condition and prospects of InSite and QLT with management of InSite and the advisors to InSite and QLT, respectively;

  •
  reviewed the reported prices and trading activity during the twelve-month period ended June 4, 2015 of InSite common stock;

  •
  reviewed the reported prices and trading activity for the twelve-month period ended June 4, 2015 of QLT common shares;

  •
  compared the financial performance of InSite and QLT with that of certain publicly traded companies that Roth deemed relevant;

  •
  compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions that Roth deemed relevant; and

  •
  performed such other analyses and considered such other factors as Roth deemed appropriate.

        Roth also held discussions with certain members of the management of InSite with respect to certain aspects of the Merger, and the past and current business operations of InSite and certain other matters Roth believed necessary or appropriate to its inquiry. Roth did not use any projected financial information provided by InSite or QLT in arriving at its opinion. Roth's analysis was based on data as of June 4, 2015, and its evaluation of the Merger Consideration to be paid in the proposed merger was based upon the information known and made available to it at such time.

        Roth, in giving its opinion, relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with Roth by InSite or otherwise reviewed by or for Roth, and Roth did not independently verify (nor did Roth assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. Roth further relied upon the assurances of InSite management, as well as the advisors of InSite and QLT, that they were not aware of any facts that would make any of the information reviewed by Roth to be inaccurate, incomplete or misleading and would advise Roth if any information previously provided to Roth became inaccurate or was required to be updated in the period of its review. Roth did not conduct nor was it provided with any valuation or appraisal of any assets or liabilities, nor did Roth evaluate the solvency of InSite or QLT under any state or federal laws relating to bankruptcy, insolvency or similar matters. Roth also assumed that the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive merger agreement would not differ in any material respect from the draft thereof provided to Roth before it rendered its opinion. Roth also assumed that the representations and warranties made by InSite, QLT and Merger Sub in the Merger Agreement and the related agreements were and will be true and correct in all respects material to Roth's analysis. Roth is not a legal, regulatory or tax expert and relied on the assessments made by the advisors to InSite with respect to such issues. Roth further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on InSite or on the contemplated benefits of the Merger.

        Roth's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Roth as of, the date of such opinion. Subsequent developments may affect Roth's opinion, and Roth does not have any obligation to update, revise, or reaffirm such opinion; Roth expressly disclaimed any responsibility to do so. Roth's opinion is limited to the fairness, from a financial point of view, of the Merger Consideration payable pursuant to the Merger Agreement to InSite's stockholders in the proposed merger, and Roth has expressed no opinion as to the fairness of any consideration paid or payable in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of InSite or as to the underlying decision by InSite to engage in the Merger as compared any alternative business strategies that might exist for InSite. Furthermore, Roth has expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Merger, or any class of such persons, relative to the Merger Consideration to be paid to InSite's stockholders in the Merger or with respect to the fairness of any such compensation.

        Roth's opinion does not constitute a recommendation to any stockholder of InSite as to how such stockholder should vote with respect to the Merger or any other matter. Roth has expressed no opinion as to the underlying valuation, future performance or long-term viability of InSite or QLT or to what the value of QLT common shares will be upon consummation of the Merger or thereafter. Roth's opinion was approved by an internal committee of Roth.

        In accordance with customary investment banking practice, Roth employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by Roth in connection with providing its opinion to the InSite Board of Directors on June 7, 2015 and does not purport to be a complete description of the analyses or data presented by Roth. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by Roth, the tables must be read together with the full text of each summary. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Roth's financial analyses.

  Historical Stock Trading Analysis

        For the purpose of these analyses, Roth assumed the transaction announcement date was June 4, 2015. Roth selected these dates because these time frames are commonly used in evaluating historical stock trading analyses. Roth analyzed the Merger Consideration implied relative to the closing price of common stock of InSite and QLT on:

  •
  June 4, 2015;

  •
  June 3, 2015

  •
  May 5, 2015;

  •
  March 6, 2015;

  •
  December 5, 2014; and

  •
  June 9, 2014.

        The results of this analysis are summarized in the following table:

Time Before Assumed Announcement	Date	QLT Stock Price	Implied Offer Stock Price	InSite Stock Price	Implied Premium (Discount)
Announcement	6/4/2015	$3.69	$0.18	$0.14	28.6%
One Day	6/3/2015	$3.74	$0.18	$0.14	28.6%
One Month	5/5/2015	$3.62	$0.17	$0.15	13.3%
Three Months	3/6/2015	$3.97	$0.19	$0.19	0.0%
Six Months	12/5/2014	$3.92	$0.19	$0.22	(13.6)%
One Year	6/9/2014	$5.40	$0.26	$0.13	100.0%

Source of QLT Stock Price: Capital IQ

  Premiums Paid Analysis

        Roth analyzed the premiums paid in 57 publicly announced M&A transactions over the twelve months ended June 4, 2015 involving U.S.-based companies with market capitalizations between $10.0 million and $500.0 million at the time of announcement. Roth selected this time window and these market capitalization ranges based on its professional judgment. For each of the transactions, based on publicly available information obtained from Capital IQ, Roth calculated the premiums of the offer price in the transaction to the target company's closing stock price one day, approximately one week and approximately one month prior to the announcement of the transaction. The results of these analyses are summarized in the following table:

	Public Transaction Premiums Paid (Last Twelve Months)
	25th Percentile	75th Percentile
One-Day Premium	10.5%	42.8%
One-Week Premium	13.9%	45.3%
One-Month Premium	15.6%	54.5%

        Roth applied the 25th percentile and the 75th percentile premiums paid in the transactions described above to the closing price of InSite's common stock as of certain dates preceding the announcement of the entry into the Merger Agreement and then analyzed the resulting stock price. For the purpose of these analyses, Roth assumed the transaction announcement date was June 4, 2015. The results of these analyses are summarized in the following table:

	Implied Stock Price Range
	25th Percentile	75th Percentile
One-Day Premium	$0.15	$0.20
One-Week Premium	$0.15	$0.20
One-Month Premium	$0.18	$0.24

  Comparable Public Company Analysis

        Using publicly available information, Roth compared selected financial data of InSite with similar data for publicly traded companies engaged in businesses which Roth judged to be sufficiently analogous to InSite's business or aspects thereof. Those companies were as follows:

  •
  Heron Therapeutics, Inc.

  •
  Lipocine Inc.

  •
  Otonomy, Inc.

  •
  Repros Therapeutics Inc.

  •
  Antares Pharma Inc.

  •
  Xenoport, Inc.

  •
  Aerie Pharmaceuticals, Inc.

  •
  Alimera Sciences, Inc.

  •
  NovaBay Pharmaceuticals, Inc.

  •
  Ohr Pharmaceutical, Inc.

  •
  pSivida Corp.

        None of the selected companies reviewed is identical to InSite and certain of these companies may have characteristics that are materially different from those of InSite. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Roth's analysis, may be considered similar to those of InSite. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect their comparability to InSite.

        For purposes of this analysis, Roth analyzed, as of June 4, 2015, the ratio of enterprise value (defined as fully diluted market capitalization plus total debt less cash and cash equivalents) to estimated calendar years 2015 and 2016 revenue, for the comparable companies. For the comparable companies' estimated 2015 and 2016 revenue, Roth used estimates from CapitalIQ. The overall observed 2015 and 2016 estimated revenue multiples for the comparable companies were as follows:

	EV / REVENUE Multiples(1)
	2015		2016
Heron Therapeutics, Inc.	NA		14.2	x
Lipocine Inc.	NA		NM
Otonomy, Inc.	NA		NM
Repros Therapeutics Inc.	NM		3.8
Antares Pharma Inc.	7.0	x	4.0
Xenoport, Inc.	7.6		4.7
Aerie Pharmaceuticals, Inc.	NA		NA
Alimera Sciences, Inc.	7.1		3.0
NovaBay Pharmaceuticals, Inc.	15.2		4.1
Ohr Pharmaceutical, Inc.	NA		NA
pSivida Corp.	6.0		NA
25th Percentile	7.0	x	3.9	x
75th Percentile	7.6		4.5

(1)
For purposes of the above chart, "NA" means not applicable and "NM" means not meaningful.

        Roth applied the 25th and 75th percentile of the multiples to the projected 2015 and 2016 revenues of InSite based on its professional judgment that these percentiles were the most applicable to the projected revenues of InSite. The estimated calendar year 2015 and 2016 revenue used for InSite were based on the one research analyst firm that follows InSite. The results of these analyses are summarized in the table below:

	Implied Share Price Range
	25th Percentile	75th Percentile
EV / 2015E Revenue	$0.20	$0.22
EV / 2016E Revenue	$0.15	$0.18

  Precedent Transaction Analysis

        Using publicly available information, Roth examined selected M&A transactions from January 1, 2011 to June 4, 2015 involving targets in the ophthalmology industry with enterprise values between $10.0 million and $1.0 billion at the time of the announcement of such transactions. Roth selected the transactions because, in the exercise of its professional judgment, Roth determined the targets in such transactions to be relevant companies having operations and financial performance, for purposes of Roth's analysis, similar to InSite. The selected transactions analyzed were the following:

Transaction	Announcement Date
Ohr Pharmaceutical's acquisition of SKS Ocular	May 2014
Oak Pharmaceuticals acquisition of Inspire Pharmaceuticals	November 2013
Akorn's acquisition of Hi-Tech Pharmacal	August 2013
Perrigo's acquisition of Fera Pharmaceuticals (ophthalmic)	June 2013
Bausch & Lomb's acquisition of ISTA Pharmaceuticals	March 2012
Valeant Pharmaceuticals International's acquisition of Eyetech	February 2012
Santen Pharmaceutical's acquisition of Novagali Pharma	September 2011
Merck & Company's acquisition of Inspire Pharmaceuticals	April 2011

        For each of the selected transactions, Roth calculated and compared the resulting enterprise value in the transaction as a multiple of last twelve month ("LTM") revenue. The multiples for the selected transactions were based on publicly available information at the time of the relevant transaction. The 25th and 75th percentile of LTM revenue multiples for the selected transactions were as follows:

Precedent Transaction Multiples Range
	25th Percentile	75th Percentile
LTM Revenue	2.9x	4.3x

        Roth applied the 25th and 75th percentile of the multiples to the LTM revenues of InSite. The results of this analysis are summarized in the table below:

	Implied Share Price Range
	25th Percentile	75th Percentile
EV / LTM Revenue	$0.20	$0.31

        No company or transaction utilized in the precedent transactions analysis is identical to InSite or to the proposed merger. In evaluating the precedent transactions and selecting implied multiples, Roth made judgments and assumptions concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected transactions and InSite.

        The foregoing summary of the material financial analyses does not purport to be a complete description of the analyses or data presented to the InSite Board of Directors by Roth. For example, Roth considered other matters in the course of its analysis, such as the following:

  •
  Illiquidity of InSite's common stock: Average daily volume of $23,624 during the preceding twelve months with shares traded over the counter.

  •
  Stock price versus research analyst estimates: Between September 15, 2011 and June 4, 2015, the price of InSite's common stock traded at an approximate 80.0% discount to the stock price that analysts projected for InSite common stock.

  •
  Revenue: The research analyst has materially decreased its revenue estimates for InSite for 2015 and 2016.

  •
  Cash for operations: InSite recently had exhausted its borrowing availability, which was providing them with liquidity through July 2015.

  •
  Anticipated difficulties in monetizing certain of InSite's assets.

  •
  The attractiveness of QLT as a merger partner: QLT has cash on its balance sheet and is listed on a national exchange.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Roth believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, Roth did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, Roth considered the totality of the factors and analyses performed in determining its opinion. Roth's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to InSite, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of Roth's analysis, may be considered similar to those of InSite. The transactions selected were similarly chosen because their participants, strategic nature and other factors, for purposes of Roth's analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the comparability of the companies compared to InSite and the transactions compared to the Merger.

        Roth is a nationally recognized investment banking firm which is regularly engaged in providing financing advisory services in connection with mergers and acquisitions. InSite selected Roth to render a fairness opinion to the InSite Board of Directors in connection with the Merger on the basis of Roth's experience in similar transactions, its reputation in the investment community and its familiarity with InSite and its business. Further, Roth has extensive experience in the Life Sciences, biotechnology and biopharmacological markets. Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. For example, Roth and its affiliates may in the future provide investment banking and other financial services to InSite or QLT for which Roth and its affiliates would expect to receive compensation. Roth is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services.

        Roth was engaged by the InSite Board of Directors solely to render the fairness opinion and will receive a fee of approximately $150,000, 25% of which was payable at the time Roth was engaged by the InSite Board of Directors and the remainder of which was payable upon the delivery by Roth of its opinion. Roth is entitled to an additional fee of $25,000 for each update to its fairness opinion requested by the InSite Board of Directors. Roth will not receive any other payment or compensation contingent upon the consummation of the Merger. In addition, InSite has agreed to reimburse Roth for its expenses incurred in connection with its services up to $25,000, including the fees and disbursements of counsel, and will indemnify Roth against certain liabilities, including liabilities arising under U.S. federal securities laws. Roth may perform financial services for InSite or QLT and its affiliates in the future and, in such case, can expect to receive customary fees for its services.

        Aside from Roth's equity research coverage of InSite and QLT, during the two years preceding the date of the delivery of its opinion, other than as described herein, neither Roth nor its affiliates have had any other material financial advisory or other material commercial or investment banking relationships with InSite or QLT. In the ordinary course of business, Roth and its affiliates may acquire, hold or sell, for itself and its affiliates' own accounts and for the accounts of customers, equity securities, or other interests or securities of InSite or QLT, and, accordingly, may at any time hold a long or a short position in such securities. Specifically, Ted Roth, President and member of the board of directors of Roth, owned 10,000 shares of common stock of InSite at the time of Roth's opinion to the InSite Board of Directors.

Certain Effects of the Merger

  Conversion of Outstanding InSite Common Stock

        At the Effective Time, each share of InSite common stock issued and outstanding immediately prior to the Effective Time (other than shares as described below), without any action on the part of the parties to the Merger Agreement or the holders of shares of InSite common stock, will be automatically converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT. Each share of InSite common stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by InSite or owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT (a "cancelled share") will no longer be outstanding and will automatically be cancelled and will cease to exist. Each share of InSite common stock that is owned or held by any direct or indirect subsidiary of InSite will automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation. There will be no fractional shares issued in connection with the Merger and in the event that an InSite's stockholder's holdings of QLT commons shares resulting from the Merger would have resulted in the issuance of a fractional share, such stockholder will be entitled to receive (in lieu of the issuance of such fractional share) a cash payment rounded to the nearest whole cent determined by the exchange agent after selling the aggregate of such QLT common shares in the public market.

  Ownership of QLT After the Merger

        Immediately following the Merger, legacy QLT shareholders will own approximately 88.5% of the issued and outstanding shares of QLT common shares and holders of InSite common stock immediately prior to the Merger will own approximately 11.5% of such QLT common shares.

        On June 8, 2015, at the time it publicly announced its execution and delivery of the Merger Agreement, QLT also announced that it had entered into definitive agreements with third parties providing for certain other transactions, including the sale of newly issued QLT common shares to a number of co-investors following the Merger. Following consummation of this share issuance, the former stockholders of InSite would own approximately 9.3% of the outstanding QLT common shares, the pre-merger shareholders of QLT would own approximately 75.1% of the outstanding QLT common shares and those co-investors in QLT would own approximately 15.6% of the outstanding QLT common shares. For a description of these matters, see "The Business of QLT—Recent Developments—Private Placement and Registration Rights Agreement" beginning on page 158 of this proxy statement/prospectus.

  Board of Directors and Management of QLT

        Following the consummation of the Merger, the QLT Board of Directors is expected to be comprised of (i) the members of the QLT Board of Directors as of the date hereof or, if QLT's annual general and special meeting is held on or prior to the consummation of the Merger, those individuals elected as directors by the shareholders of QLT at that annual general and special meeting, and (ii) Timothy McInerney, who is a member of the InSite Board of Directors as of the date hereof. It also is expected that the individual to be appointed as the Chief Executive Officer of QLT will also be elected as a director of QLT at the time of such appointment.

        Pursuant to the Merger Agreement, QLT will take all actions as may be necessary to cause (a) Timothy McInerney to be elected as a director of QLT effective as of the Effective Time and (b) the individual appointed by the QLT Board of Directors as Chief Executive Officer of QLT as of the Effective Time to be elected as a director of QLT from and after the time of such individual's appointment as chief executive officer.

        QLT will take all actions necessary to ensure that the new director(s) elected to the QLT Board of Directors as of the Effective Time will be approved by a vote of a majority of the QLT Board of Directors. The appointment of such new member(s) to the QLT Board of Directors will be ratified by the Corporate Governance and Nominating Committee of the QLT Board of Directors pursuant to the director nomination process set forth in QLT's proxy statement on Schedule 14A filed with the SEC on November 14, 2014 and, if ratified, will serve on the QLT Board of Directors until the next annual general meeting of QLT's shareholders.

Interests of Certain Persons in the Merger

        In considering the recommendation of the InSite Board of Directors with respect to the Merger, you should be aware that some of InSite's directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of InSite stockholders generally. As described in more detail below, these interests include certain payments and benefits that are expected to be provided to the executive officers upon consummation of the Merger or in connection with termination of their employment under certain circumstances prior to or following the Merger.

  Treatment of Equity Awards

        The equity compensation held by directors and executive officers of InSite will be treated in the Merger in the same manner as similar awards held by other employees of InSite. See "—Treatment of InSite Options" below.

  Treatment of InSite Notes

        As discussed under "—Effect of the Merger on the InSite Notes" below, pursuant to the Amendment, Waiver and Consent, InSite has agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days of completion of the merger. The noteholders party to the Amendment, Waiver and Consent, including InSite's Chairman of the Board, have agreed to waive their rights to a mandatory redemption of those holders' InSite Notes in connection with the completion of the Merger.

  Treatment of 2014 Bonus Plan

        InSite's named executive officers were eligible to receive bonuses under the InSite Vision Incorporated 2014 Bonus Plan (the "2014 Bonus Plan"). The InSite Compensation Committee determined that InSite achieved 70% performance for its 2014 bonus metric based on three corporate goals established for the 2014 Bonus Plan. However, as a result of the InSite Compensation Committee's consideration of InSite's stockholder interests, including its 2014 stock price performance, which declined by about 33.3%, and prudent cash management considerations, it deferred a final decision as to the amount and timing of bonus payments to the named executive officers for 2014. If completion of the Merger occurs, InSite will make payments to its named executive officers under the 2014 Bonus Plan.

        Payments under the 2014 Bonus Plan to InSite's named executive officers would be as follows:

Named Executive Officer	Bonus Payment
Timothy Ruane	$205,853
Louis Drapeau	$76,944
Lyle M. Bowman, Ph. D.	$73,182
Kamran Hosseini, M.D., Ph.D.	$87,643
Surendra Patel	$59,644

  Special 2015 Bonus

        Under the provisions of the Merger Agreement imposing operating limitations on InSite between signing and closing, InSite is not prohibited from paying bonuses to certain executives in an aggregate amount of up to approximately $1.0 million, which amount includes amounts that may be paid under the 2014 Bonus Plan. The InSite Compensation Committee determined to pay a special bonus, contingent upon the closing of the Merger (the "Special 2015 Bonus"), to each of its named executive officers in recognition of the officer's outstanding personal contributions to InSite as it faced significant challenges related to its lack of financial resources, including contributions that resulted in a successful merger transaction. Payment of each Special 2015 Bonus is conditioned on the applicable named executive officer's continued employment with InSite through the closing of the Merger.

        Payments of Special 2015 Bonuses to InSite's named executive officers would be as follows:

Named Executive Officer	Bonus Payment
Timothy Ruane	$165,000
Louis Drapeau	$65,000
Lyle M. Bowman, Ph. D.	$60,000
Kamran Hosseini, M.D., Ph.D.	$70,000
Surendra Patel	$50,000

  Change of Control and Termination Benefits

        Certain of InSite's executive officers are eligible for severance benefits under the terms of the InSite Vision Incorporated Severance Plan (the "Severance Plan"). With the exception of Mr. Drapeau, these benefits are payable in the event of an executive's involuntary termination (other than due to death or disability) without "cause" or for "good reason" (as each term is defined in the applicable participation agreement) within 90 days before, or within two years after, the occurrence of a "change in control," then, subject to the execution of a release, certain of InSite's executive officers would be entitled to receive certain compensation and benefits paid or provided by InSite under the Severance Plan and their respective participation agreements. In Mr. Drapeau's case, as long as he is employed at the time of a "change in control," the benefits under the Severance Plan are payable upon the occurrence of a "change in control," regardless of whether his employment terminates. Accordingly, if Mr. Drapeau incurs a qualifying termination of employment following the date of a "change in control," he will not be entitled to receive any benefits under the Severance Plan.

        If an eligible executive officer incurs a qualifying termination of employment within 90 days before, or within two years after, the occurrence of a "change in control," or, in Mr. Drapeau's case, in the event of a "change in control," such executive officers would be entitled to the following benefits under the Severance Plan:

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  a lump sum severance payment equal to the sum of (a) the executive officer's annual base salary rate multiplied by the executive officer's "change in control severance multiplier" plus (b) the executive officer's target bonus for the year in which the termination occurs (or, if the executive officer does not have a target bonus opportunity for such year, the average annual cash bonus paid to the participant for the three preceding fiscal years);

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  payment of or reimbursement by InSite of the executive officer's premiums for continued medical and other welfare benefits pursuant to the Consolidated Omnibus Budget Reconciliation Act for a number of months determined by multiplying the executive officer's change in control severance multiplier by twelve; and

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  full accelerated vesting of the participant's stock options and other equity-based awards, with a six-month extension of the period to exercise such stock options (but not beyond the original term of the option)

        The change in control severance multiplier for Mr. Ruane is two. The change in control severance multiplier for each of Mr. Drapeau, Dr. Bowman, Dr. Hosseini and Mr. Patel is one and one-half.

        In addition, the Severance Plan provides that if any payment or benefit (whether pursuant to the terms of the Severance Plan or otherwise) (the "parachute payments") to or for an executive officer is or will be subject to the excise tax imposed under Section 4999 of the Code, then the parachute payments will be reduced so that the maximum amount of the parachute payments payable will be $1.00 less than the amount which would cause the parachute payments to be subject to the excise tax imposed under Section 4999 of the Code, but only if such reduction would put the executive officer in a better after-tax position than if the executive officer were to receive all parachute payments and pay all taxes thereon, including the excise tax.

        For an estimate of the amounts that would be payable to each of InSite's executive officer's in connection with a qualifying termination in connection with a change of control, see "InSite Executive Officer and Director Compensation—Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers in Connection with the Merger" beginning on page 223 of this proxy statement/prospectus.

  Appointment of Director of InSite to the QLT Board of Directors

        Pursuant to the Merger Agreement, QLT has agreed that it will appoint Timothy McInerney, a member of the InSite Board of Directors as of the date hereof, to the QLT Board of Directors upon completion of the Merger.

  Indemnification and Insurance

        Pursuant to the Merger Agreement, QLT has agreed to indemnify, defend and hold harmless, and provide advancement of expenses to, all present and former officers and directors of InSite and any InSite subsidiary, against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses and disbursements), liabilities or judgments that are paid in settlement of or in connection with any action, investigation, audit or claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of InSite or any of InSite's subsidiaries at or prior to the Effective Time. The Merger Agreement provides QLT will indemnify, defend and hold harmless, and provide advancement of expenses to the fullest extent provided or permitted under InSite's certificate of incorporation or bylaws, or any indemnification agreement entered into between InSite and such person, in each case as in effect as of the date of the Merger Agreement, and under applicable law.

        InSite may purchase a "tail" directors' and officers' liability insurance policy for InSite's present and former directors and officers who are covered prior to the Effective Time by the directors' and officers' liability insurance currently maintained by InSite with coverage for six years following the Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors' and officers' liability insurance maintained by InSite. Notwithstanding the foregoing, InSite may not purchase such "tail" policy for a total cost in excess of 300% of the then current annual premium paid by InSite for such insurance, referred to as the "tail cap," without prior written consent of QLT. Provided, that if the total cost for such "tail" policy exceeds the tail cap, then InSite may obtain a "tail" policy with the maximum coverage available for a total cost not to exceed the tail cap.

Treatment of InSite Options

        At least five days prior to the closing date of the Merger, InSite will provide each holder of an option to purchase shares of InSite common stock granted pursuant to InSite's incentive plans with written notice that, contingent upon the completion of the Merger, (i) each InSite stock option, to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the completion of the Merger, (ii) each holder of an InSite stock option (after giving effect to such contingent accelerated vesting and exercisability) will have at least five days to exercise each stock option contingent upon the completion of the Merger, and (iii) on or following the expiration of this five-day period and at the Effective Time, each InSite stock option, to the extent not exercised, will automatically terminate and the holder thereof will have no further rights with respect thereto.

Treatment of InSite Warrants

        Pursuant to the terms of the outstanding InSite Warrants, as a result of the Merger, each holder of an InSite Warrant will have the right to elect to surrender his, her or its InSite Warrants to InSite as the surviving corporation of the Merger in return for a cash payment equal to the Black-Scholes value of such holder's InSite Warrants in lieu of continuing to hold his, her or its InSite Warrants, as adjusted for the Merger. At the Effective Time, each InSite Warrant that has not been cancelled in exchange for a cash payment from InSite in accordance with the terms of the warrant will become converted into and become a warrant to purchase QLT common shares and QLT will assume each such InSite Warrant in accordance with its terms. Accordingly, from and after the Effective Time, each InSite Warrant assumed by QLT may be exercised solely for QLT common shares. The number of QLT common shares subject to each InSite Warrant assumed by QLT will be determined by multiplying the number of shares of InSite's common stock issuable upon exercise of the warrant immediately prior to the Effective Time by the exchange ratio, as described elsewhere in this proxy statement/prospectus, and rounding the resulting number down to the nearest whole number. The per share exercise price for the QLT common shares issuable upon exercise of each InSite Warrant assumed by QLT will be determined by dividing the per share exercise price for the InSite Warrant as in effect immediately prior to the Effective Time by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent.

Effect of the Merger on the InSite Notes

        As of June 30, 2015, InSite had outstanding $7.795 million in aggregate principal amount of the InSite Notes. On June 8, 2015, noteholders holding in the aggregate approximately $5.25 mllion in principal amount of the InSite Notes each entered into the Amendment, Waiver and Consent whereby certain terms, including the maturity date, of all of the outstanding InSite Notes were amended. Under the Amendment, Waiver and Consent, the outstanding principal balance of the InSite Notes, together with all accrued and unpaid interest thereunder, becomes due and payable in a lump sum on the day which is the earlier to occur of (i) six months following the closing date of the Merger and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger.

Votes Required to Approve the Merger

        To be approved at the special meeting, the Merger Proposal must receive the affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of InSite common stock entitled to vote as of the record date.

Listing of QLT Common Shares on NASDAQ and the TSX

        It is a mutual condition to the completion of the Merger that the QLT common shares issued pursuant to the transactions contemplated by the Merger Agreement be approved for listing on NASDAQ and the TSX, subject to official notice of issuance. Under the Merger Agreement, QLT will use commercially reasonable efforts to cause the QLT common shares that are to be issued pursuant to the transactions contemplated by the Merger Agreement to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

Accounting Treatment of the Merger

        The Merger will be accounted for using the acquisition method of accounting under U.S. GAAP, with QLT considered the acquirer of InSite. QLT will record all identifiable tangible and intangible assets acquired and liabilities assumed from InSite at their respective fair values at the acquisition date, which represents the date that QLT will obtain control of InSite. If the purchase price exceeds the net fair value of such assets and liabilities, the difference will be recorded as goodwill. However, if the net fair value of such assets and liabilities exceeds the purchase price, the difference will be recorded within the results of operations of QLT as a bargain purchase gain.

        The financial condition and results of operations of QLT after completion of the Merger will include InSite's but will not be restated retroactively to include the historical financial condition or results of operations of InSite. The earnings of QLT following completion of the Merger will reflect acquisition accounting adjustments, which include but are not limited to, the effect of changes in the carrying value of assets recognized and liabilities assumed on depreciation expense, amortization expense and interest expense. Indefinite-lived intangible assets, including IPR&D, certain trademarks and any potential resulting goodwill, will not be amortized but will be tested for impairment at least annually. All tangible and intangible assets, which are subject to amortization, will be tested for impairment whenever impairment indicators arise. If, in the future, QLT determines that tangible or intangible assets (including any potential resulting goodwill) are impaired, QLT would record an impairment charge at that time.

Appraisal Rights

        Pursuant to Section 262 of the DGCL, InSite stockholders who do not vote in favor of the Merger Proposal, who continuously hold their shares of InSite common stock through the Effective Time and who otherwise comply precisely with the applicable requirements of Section 262 of the DGCL have the right to seek appraisal of the fair value of their shares of InSite common stock, as determined by the Delaware Court of Chancery, if the Merger is completed. The "fair value" of your shares of InSite common stock as determined by the Delaware Court of Chancery could be greater than, the same as, or less than the value of the Merger Consideration that you would otherwise be entitled to receive under the terms of the Merger Agreement.

        InSite stockholders who wish to exercise the right to seek an appraisal of their shares must so advise InSite by submitting a written demand for appraisal in the form described in this proxy statement/prospectus prior to the vote to approve the Merger Proposal, and must otherwise follow the procedures prescribed by Section 262 of the DGCL. A person having a beneficial interest in shares of InSite common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized in this proxy statement/prospectus and in a timely manner to perfect appraisal rights. In view of the complexity of Section 262 of the DGCL, InSite stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors. See "Appraisal Rights" beginning on page 231 of this proxy statement/prospectus.

Procedures for Exchange of InSite Common Stock for QLT Common Shares

        At the Effective Time, QLT will cause Merger Sub to deposit with the exchange agent evidence of QLT common shares in book-entry form representing the number of QLT common shares held by Merger Sub sufficient to deliver the aggregate Merger Consideration to InSite stockholders. As soon as reasonably practicable after the Effective Time, the exchange agent will mail to each holder of record of shares of InSite common stock immediately prior to the Effective Time a letter of transmittal and instructions for use in surrendering the shares of InSite common stock in exchange for QLT common shares owed to them pursuant to the Merger.

        Upon surrender of shares of InSite common stock to the exchange agent, together with a duly executed letter of transmittal and any other documents as may be customarily required by the exchange agent, the holder of such shares of InSite common stock is entitled to receive in exchange that number of QLT common shares into which such holder's shares of InSite common stock were converted pursuant to the terms of the Merger Agreement.

Litigation Relating to the Merger

        QLT and InSite issued press releases announcing the entry of the Merger Agreement on June 8, 2015. On June 17, 2015, a purported class action lawsuit entitled Speiser, et al. v. InSite Vision, Inc., et al., Civil Action No. RG15774540, was filed in California Superior Court for Alameda County, naming as defendants InSite, all of the members of the InSite Board of Directors, QLT and Merger Sub. On July 10, 2015, a second purported class action entitled McKinley v. Ruane, et al., Civil Action No. RG15777471, was filed in the same court, naming the same defendants. In both cases, the plaintiffs, who claim to be InSite stockholders, allege in their complaints that members of the InSite Board of Directors breached fiduciary duties to InSite stockholders by agreeing to enter into a Merger Agreement with QLT because the Merger Consideration is inadequate and the process by which the transaction was agreed to was flawed. The plaintiffs also allege that InSite, QLT and Merger Sub aided and abetted the breaches of duty by the members of the InSite Board of Directors. The plaintiffs seek to enjoin consummation of the transaction or, in the alternative, to recover unspecified money damages, together with costs and attorneys' fees. Attorneys for the plaintiffs in both cases have indicated that they will seek to consolidate the cases into a single action. The cases are currently at a preliminary stage; the defendants have not filed responses to the complaints and no discovery has taken place. InSite, QLT, Merger Sub and the members of the InSite Board of Directors believe that the complaints are without merit and intend to defend themselves vigorously.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the material U.S. federal income tax consequences of (i) the Merger to holders of InSite common stock and (ii) post-Merger ownership and disposition of QLT common shares, in each case to holders of InSite common stock who receive the Merger Consideration pursuant to the Merger. This discussion is based on the provisions of the Code, the U.S. Treasury Regulations promulgated thereunder and judicial and administrative rulings, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change or varying interpretation, possibly with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth herein. In addition, the application and interpretation of certain aspects of the PFIC rules, referred to below, require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of these regulations will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. This discussion is not binding on the IRS or the courts.

        This discussion assumes that holders of InSite common stock hold their shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of InSite common stock in light of such holder's particular circumstances, nor does it discuss the special considerations applicable to holders of InSite common stock subject to special treatment under the U.S. federal income tax laws, such as, for example, financial institutions or broker-dealers, mutual funds, tax-exempt organizations, insurance companies, dealers in securities or foreign currencies, traders in securities who elect the mark-to-market method of accounting, controlled foreign corporations, passive foreign investment companies, U.S. expatriates, holders who acquired their InSite common stock through the exercise of options or otherwise as compensation, holders who hold their InSite common stock as part of a hedge, straddle, constructive sale or conversion transaction, U.S. holders

(as defined below) whose functional currency is not the U.S. dollar, and holders who own or have owned (directly, indirectly or constructively) 5% or more of InSite's stock (by vote or value). This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any aspect of foreign, state, local, alternative minimum, estate, gift or other tax law that may be applicable to a holder.

        This discussion is intended to provide only a general summary of the material U.S. federal income tax consequences of the Merger to holders of InSite common stock and post-Merger ownership and disposition of QLT common shares; it is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Merger and post-Merger ownership and disposition of QLT common shares. The U.S. federal income tax laws are complex and subject to varying interpretation, and no ruling has been or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS or a court will not take a different position concerning the U.S. federal income tax consequences of the Merger and post-Merger ownership and disposition or that any such position would not be sustained.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds InSite common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and activities of the partnership. Holders that are partners of a partnership holding InSite common stock should consult their own tax advisor.

        All holders should consult their own tax advisor to determine the particular tax consequences to them of the receipt of the Merger Consideration in exchange for shares of InSite common stock pursuant to the Merger.

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of InSite common stock that is, for U.S. federal income tax purposes:

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  an individual citizen or resident of the United States;

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  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  a trust if (i) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

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  an estate the income of which is subject to U.S. federal income tax regardless of its source.

        A "non-U.S. holder" is a beneficial owner (other than a partnership) of InSite common stock that is not a U.S. holder.

        QLT believes, but cannot offer any assurance, that it was classified as a PFIC for one or more taxable years prior to 2000, and that it was not a PFIC during any of the taxable years from the taxable year ended December 31, 2000 through the taxable year ended December 31, 2007. QLT further believes that it was a PFIC for the taxable years ended December 31, 2008 through 2014. QLT is uncertain regarding its potential PFIC status for the taxable year ending December 31, 2015. QLT's actual PFIC status for a given taxable year will not be determinable until the close of such year and, accordingly, no assurances can be given regarding QLT's PFIC status in 2015 or any future year. See further discussion of the PFIC rules below.

U.S. holders

  Tax Consequences of the Merger

        The receipt of the Merger Consideration pursuant to the Merger should be a taxable transaction for U.S. federal income tax purposes, although it is not entirely free from doubt. Generally, if the receipt of the Merger Consideration pursuant to the Merger is a taxable transaction and you are a U.S. holder, for U.S. federal income tax purposes, you will recognize gain or loss equal to the difference between (i) the sum of the fair market value (as of the Effective Time) of the QLT common shares you receive plus any cash received in lieu of fractional shares of QLT common shares and (ii) your adjusted tax basis in the InSite common stock you exchange pursuant to the Merger. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the holder's holding period for such shares exceeds one year as of the date of the Merger. Long-term capital gains for certain noncorporate U.S. holders, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. If a U.S. holder acquired different blocks of InSite common stock at different times or at different prices, such U.S. holder must determine its tax basis, holding period and gain or loss separately with respect to each block of InSite common stock. A U.S. holder's tax basis in the QLT common shares received will equal its fair market value as of the Effective Time. A U.S. holder's holding period for the QLT common shares will begin on the day following the Effective Time.

        However, if the form of the transaction is not respected for U.S. federal income tax purposes, the Merger may instead be treated as a reorganization described in Section 368(a) of the Code. If the Merger is treated as such a reorganization, Section 367(a) of the Code may nevertheless require you to recognize gain equal to the excess of (i) the sum of the fair market value (as of the Effective Time) of the QLT common shares you receive plus any cash received in lieu of fractional shares of QLT common shares over (ii) your adjusted tax basis in the InSite common stock you exchange pursuant to the Merger; but you would not recognize loss.

        U.S. holders should consult their own tax advisor to determine the particular tax consequences to them.

  Ownership of QLT Common Shares Received in the Merger

        Distributions on QLT Common Shares.    Subject to the PFIC rules below, if you are a U.S. holder you must include in your gross income the gross amount of any distributions of cash or property (other than certain pro rata distributions of QLT common shares) with respect to QLT common shares, to the extent the distribution is paid by QLT out of its current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. A U.S. holder will include the dividend income at the time of actual or constructive receipt. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the QLT common shares and thereafter as capital gain from the sale or exchange of such QLT common shares.

        The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        Subject to the PFIC rules described below, dividends paid by a non-U.S. corporation generally will be taxed at the preferential tax rates applicable to long-term capital gain of non-corporate taxpayers if (a) such non-U.S. corporation is eligible for the benefits of certain U.S. treaties or the dividend is paid by such non-U.S. corporation with respect to stock that is readily tradable on an established securities market in the United States, (b) the U.S. holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on shares that have been held by such U.S. holder for at least

61 days during the 121-day period beginning 60 days before the "ex-dividend date." If the requirements of the immediately preceding paragraph are not satisfied, a dividend paid by a non-U.S. corporation to a U.S. holder, including a U.S. holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. holder should consult its own tax advisor regarding the dividend rules.

        U.S. holders may be entitled to a foreign tax credit for any non-U.S. withholding tax imposed on dividends on the QLT common shares. Dividends received generally will be income from non-U.S. sources, which may be relevant in calculating your U.S. foreign tax credit limitation. Such non-U.S. source income generally will be "passive category income," which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. You should consult your own tax advisor to determine the foreign tax credit implications of owning the QLT common shares.

        The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. Dollar value of the Canadian Dollar payments made, determined at the spot Canadian Dollar/U.S. Dollar exchange rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into U.S. Dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. Dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Sale or Other Disposition of QLT Common Shares.    Subject to the PFIC rules discussed below, gain or loss on the sale or disposition of QLT common shares should be treated in the same manner as described above in the first two paragraphs under "—U.S. holders—Tax Consequences of the Merger." The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met. Your ability to deduct capital losses is subject to limitations.

Non-U.S. holders

  Tax Consequences of the Merger

        In general, any gain recognized on the receipt of the Merger Consideration pursuant to the Merger by a non-U.S. holder generally will not be subject to U.S. federal income tax unless:

  •
  the gain is "effectively connected" with a U.S. trade or business of such non-U.S. holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or, in the case of an individual, a fixed base in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be subject to tax on such gain in the same manner as a U.S. holder and, if the non-U.S. holder is a foreign corporation, such corporation may be subject to branch profits tax at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty); or

  •
  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the Merger and certain other conditions are met, in which case the non-U.S. holder generally will be subject to a 30% tax on the non-U.S. holder's net gain realized in the Merger, which may be offset by U.S. source capital losses of the non-U.S. holder, if any.

  Ownership of QLT Common Shares Received in the Merger

        Distributions on QLT Common Shares.    Dividends paid to non-U.S. holders generally will not be subject to U.S. income tax unless the dividends are "effectively connected" with your conduct of a trade or business within the United States, and the dividends are attributable to a permanent establishment (or in the case of an individual, a fixed place of business) that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to U.S. taxation on a net income basis. In such cases you generally will be taxed in the same manner as a U.S. holder (except that you will not be subject to the Medicare Tax). If you are a corporate non-U.S. holder, "effectively connected" dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

        Sale or Other Disposition of QLT Common Shares.    Gain on the sale or disposition of QLT common shares should be subject to tax in the same manner as described above under "—Non-U.S. holders—Tax Consequences of the Merger."

PFIC Considerations

        The Code provides special rules regarding certain distributions received by U.S. persons with respect to, and sales, exchanges and other dispositions, including pledges, of, shares of stock in a PFIC. A foreign corporation will be treated as a PFIC for any taxable year in which either: (i) at least 75 percent of its gross income is "passive income" or (ii) at least 50 percent of its gross assets during the taxable year (based on the average of the fair market values of the assets determined at the end of each quarterly period) are "passive assets," which generally means that they produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions, and gains from assets that produce passive income. In determining whether a foreign corporation is a PFIC, a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

        QLT believes, but cannot offer any assurance, that it was classified as a PFIC for one or more taxable years prior to 2000, and that it was not a PFIC during any of the taxable years from the taxable year ended December 31, 2000 through the taxable year ended December 31, 2007. QLT further believes that it was a PFIC for the taxable years ended December 31, 2008 through 2014. QLT is uncertain regarding its potential PFIC status for the taxable year ending December 31, 2015. QLT's actual PFIC status for a given taxable year will not be determinable until the close of such year and, accordingly, no assurances can be given regarding QLT's PFIC status in 2015 or any future year. See further discussion of the PFIC rules below.

        A U.S. holder that holds stock in a foreign corporation during any taxable year in which the corporation qualifies as a PFIC is subject to special tax rules with respect to (a) any gain realized on the sale, exchange or other disposition of the stock and (b) any "excess distribution" by the corporation to the holder, unless the holder elects to treat the PFIC as a "qualified electing fund" ("QEF") or makes a "mark-to-market" election, each as discussed below. An "excess distribution" is that portion of a distribution with respect to PFIC stock that exceeds 125% of the average of such distributions over the preceding three-year period or, if shorter, the U.S. holder's holding period for its shares. Excess distributions and gains on the sale, exchange or other disposition of stock of a corporation which was a PFIC at any time during the U.S. holder's holding period are allocated ratably to each day of the U.S. holder's holding period. Amounts allocated to the taxable year in which the disposition occurs and amounts allocated to any period in the stockholder's holding period before the first day of the first taxable year that the corporation was a PFIC will be taxed as ordinary income (rather than capital gain) earned in the taxable year of the disposition. Amounts allocated to each of the other taxable years in the U.S. holder's holding period are not included in gross income for the year of the disposition, but are subject to a special tax (equal to the highest ordinary income tax rates in effect for those years, and increased by an interest charge at the rate applicable to income tax deficiencies) that is added to the regular tax for the taxable year in which the disposition occurs. The preferential U.S. federal income tax rates for dividends and long-term capital gain of individual U.S. holders (as well as certain trusts and estates) would not apply, and special rates would apply for calculating the amount of the foreign tax credit with respect to excess distributions. In addition, a U.S. holder who acquires shares in a PFIC from a decedent generally will not receive a "stepped-up" fair market value tax basis in such shares but, instead, will receive a tax basis equal to the decedent's basis, if lower.

        If a corporation is a PFIC for any taxable year during which a U.S. holder holds shares in the corporation, then the corporation generally will continue to be treated as a PFIC with respect to the holder's shares, even if the corporation no longer satisfies either the passive income or passive asset tests described above, unless the U.S. holder terminates this deemed PFIC status by electing to recognize gain, which will be taxed under the excess distribution rules as if such shares had been sold on the last day of the last taxable year for which the corporation was a PFIC.

        The excess distribution rules may be avoided if a U.S. holder makes a QEF election effective beginning with the first taxable year in the U.S. holder's holding period in which the corporation is a PFIC. A U.S. holder that makes a QEF election is required to include in income its pro rata share of the PFIC's ordinary earnings and net capital gain as ordinary income and long-term capital gain, respectively, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. A U.S. holder whose QEF election is effective after the first taxable year during the holder's holding period in which the corporation is a PFIC will continue to be subject to the excess distribution rules for years beginning with such first taxable year for which the QEF election is effective.

        In general, a U.S. holder makes a QEF election by attaching a completed IRS Form 8621 to a timely filed (taking into account any extensions) U.S. federal income tax return for the year beginning with which the QEF election is to be effective. In certain circumstances, a U.S. holder may be able to make a retroactive QEF election. A QEF election can be revoked only with the consent of the IRS. In order for a U.S. holder to make a valid QEF election, the corporation must annually provide or make available to the holder certain information. QLT has agreed pursuant to the Merger Agreement to cooperate fully with each U.S. holder of InSite common stock that will receive QLT common shares in the Merger in respect of, among other things, the determination of the status of QLT as a PFIC, the making of any QEF election and certain information reporting requirements of such U.S. holder.

        As an alternative to making a QEF election, a U.S. holder may make a "mark-to-market" election with respect to its PFIC shares if the shares meet certain minimum trading requirements. If a U.S. holder makes a valid mark-to-market election for the first tax year in which such holder holds (or is deemed to hold) stock in a corporation and for which such corporation is determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect of its stock. Instead, a U.S. holder that makes a mark-to-market election will be required to include in income each year an amount equal to the excess of the fair market value of the shares that the holder owns as of the close of the taxable year over the holder's adjusted tax basis in the shares. The U.S. holder will be entitled to a deduction for the excess, if any, of the holder's adjusted tax basis in the shares over the fair market value of the shares as of the close of the taxable year; provided, however, that the deduction will be limited to the extent of any net mark-to-market gains with respect to the shares included by the U.S. holder under the election for prior taxable years. The U.S. holder's basis in the shares will be adjusted to reflect the amounts included or deducted pursuant to the election. Amounts included in income pursuant to a mark-to-market election, as well as gain on the sale, exchange or other disposition of the shares, will be treated as ordinary income. The deductible portion of any mark-to-market loss, as well as loss on a sale, exchange or other disposition of shares to the extent that the amount of such loss does not exceed net mark-to-market gains previously included in income, will be treated as ordinary loss.

        The mark-to-market election applies to the taxable year for which the election is made and all subsequent taxable years, unless the shares cease to meet applicable trading requirements (described below) or the IRS consents to its revocation. The excess distribution rules generally do not apply to a U.S. holder for tax years for which a mark-to-market election is in effect. However, if a U.S. holder makes a mark-to-market election for PFIC stock after the beginning of the holder's holding period for the stock, a coordination rule applies to ensure that the holder does not avoid the tax and interest charge with respect to amounts attributable to periods before the election.

        A mark-to-mark election is available only if the shares are considered "marketable" for these purposes. Shares will be marketable if they are regularly traded on a national securities exchange that is registered with the SEC or on a non-U.S. exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. For these purposes, shares will be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. Each U.S. holder should ask its own tax advisor whether a mark-to-market election is available or desirable.

        A U.S. holder of PFIC stock must generally file an IRS Form 8621 annually. A U.S. holder must also provide such other information as may be required by the U.S. Treasury Department if the U.S. holder (i) receives certain direct or indirect distributions from a PFIC, (ii) recognizes gain on a direct or indirect disposition of PFIC stock, or (iii) makes certain elections (including a QEF election or a mark-to-market election) reportable on IRS Form 8621.

        It is also possible that one or more of QLT's subsidiaries is or will become a PFIC. Such determination is made annually at the end of each taxable year and is dependent upon a number of factors, some of which are beyond QLT's control, including the amount and nature of a subsidiary's income, as well as the market valuation and nature of a subsidiary's assets. In such case, for a tax year for which QLT is a PFIC, a U.S. holder generally will be deemed to own a portion of the shares of such lower-tier PFIC and, unless such holder receives the information to make and does make a QEF election with respect to such lower-tier PFIC, may incur liability for a deferred tax and interest charge if QLT receives a distribution from, or dispose of all or part of its interest in, or the U.S. holder otherwise is deemed to have disposed of an interest in, the lower-tier PFIC. There is no assurance that QLT will have timely knowledge of the status of any such lower-tier PFIC, or that QLT will cause the lower-tier PFIC to provide the required information for a U.S. holder to make or maintain a QEF election with respect to the lower-tier PFIC. In addition, a mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. holders are advised to consult with their tax advisors regarding the tax issues raised by lower-tier PFICs.

        THE APPLICABILITY AND CONSEQUENCES OF THE PFIC RULES ARE EXCEEDINGLY COMPLEX. IN ADDITION, THE FOREGOING SUMMARY DOES NOT ADDRESS ALL OF THE POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES WITH RESPECT TO PFIC STATUS THAT MAY BE RELEVANT TO A PARTICULAR U.S. HOLDER IN LIGHT OF SUCH INVESTOR'S PARTICULAR CIRCUMSTANCES OR THAT MAY BE RELEVANT TO U.S. HOLDERS THAT ARE SUBJECT TO SPECIAL TREATMENT UNDER U.S. FEDERAL INCOME TAX LAW. ACCORDINGLY, U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THEM AND THE ADVISABILITY OF MAKING ANY OF THE ELECTIONS DESCRIBED ABOVE.

Information with Respect to Foreign Financial Assets

        In addition, a U.S. holder that is an individual (and, to the extent provided in future regulations, an entity), may be subject to certain reporting obligations with respect to the QLT common shares if they are not maintained in an account with a U.S. financial institution and the aggregate value of these and certain other "specified foreign financial assets" exceeds $50,000. If required, this disclosure is made by filing Form 8938 with the IRS. Significant penalties can apply if U.S. holders are required to make this disclosure and fail to do so. A U.S. holder should also consider the possible obligation to file a FinCEN Form 114, Report of Foreign Bank and Financial Accounts, if the aggregate value of "foreign financial accounts" of such U.S. holder exceeds $10,000 at any time during the calendar year. U.S. holders are thus encouraged to consult their U.S. tax advisors with respect to these and other reporting requirements that may apply to their acquisition of QLT common shares.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to distributions made on QLT common shares within the United States to a non-corporate U.S. holder and to the proceeds from the sale, exchange, redemption or other disposition of QLT common shares by a non-corporate U.S. holder to or through a U.S. office of a broker. Payments made (and sales or other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

        In addition, backup withholding of U.S. federal income tax may apply to such amounts if the U.S. holder fails to provide an accurate taxpayer identification number (or otherwise establishes, in the manner provided by law, an exemption from backup withholding) or to report dividends required to be shown on the U.S. holder's U.S. federal income tax returns.

        Backup withholding is not an additional income tax, and the amount of any backup withholding from a payment to a U.S. holder will be allowed as credit against the U.S. holder's U.S. federal income tax liability provided that the appropriate returns are filed.

        A non-U.S. holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN or W-8BEN-E, as applicable. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining the exemption.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes the principal Canadian federal income tax considerations under the Income Tax Act Canada (the "Tax Act") generally applicable to a person who acquires, as beneficial owner, QLT common shares pursuant to the Merger and who, at all relevant times, (i) holds the QLT common shares as capital property, (ii) deals at arm's length with, and is not affiliated with, QLT or InSite, (iii) has not entered into, with respect to the QLT common shares a "derivative forward agreement," (iv) is neither resident nor deemed to be resident in Canada (including as a consequence of an applicable income tax treaty or convention), (v) does not use or hold, and is not deemed to use or hold the QLT common shares in connection with carrying on a business in Canada, and (vi) is not an insurer carrying on business in Canada and elsewhere (a "Non-Resident Holder"). All other holders should consult their own tax advisors.

        This summary is based on the current provisions of the Tax Act and the regulations made thereunder (the "Regulations") and on QLT's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the "Tax Practices") published in writing prior to the date hereof. This summary also takes into account specific proposals to amend the Tax Act or Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in the form proposed. However, no assurance can be given that the Tax Proposals will be enacted in the form proposed, if at all. This summary, with the exception of the Tax Proposals, does not take into account or anticipate any changes in the law or Tax Practices, whether by legislative, regulatory, administrative or judicial means. This summary does not take into account Canadian provincial, territorial or foreign tax considerations, which may differ significantly from those set out herein.

        This summary is not exhaustive of all Canadian federal income tax considerations. This summary is of a general nature only and is not intended to be, nor should it be construed to be, tax or legal advice to any particular holder. Accordingly, holders should consult their own tax advisors with respect to the tax consequences of holding the QLT common shares having regard to their particular circumstances.

Currency Conversion

        Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the QLT common shares must be converted into Canadian dollars based on the exchange rates as determined in accordance with the Tax Act.

Disposition of QLT Common Shares

        A Non-Resident Holder will not generally be subject to tax under the Tax Act on a disposition of a QLT common share, unless such share constitutes "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

        Provided the QLT common shares are listed on a "designated stock exchange," as defined in the Tax Act (which currently includes the TSX and NASDAQ) at the time of disposition, the QLT common shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition (a) more than 50% of the fair market value of the QLT common shares was derived, directly or indirectly, from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists, and (b) (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length, (iii) partnerships in which the Non-Resident Holder or any person who does not deal at arm's length with the Non-Resident Holder holds a membership interest (either directly or indirectly through one or more partnerships), or (iv) any combination of persons or partnerships described in (i) to (iii), owned 25% or more of the issued shares of any class or series of the capital stock of QLT.

        Notwithstanding the foregoing, in certain circumstances, the QLT common shares could be "taxable Canadian property" by virtue of deeming rules in the Tax Act.

Dividends

        Under the Tax Act, dividends paid or credited on QLT common shares, or deemed to be paid or credited on QLT common shares, to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980), as amended, and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax may be reduced to 15% of the amount of such dividend.

 THE MERGER AGREEMENT

        The following is a summary of certain material terms of the Merger Agreement and is qualified in its entirety by reference to the complete text of the Merger Agreement, which is incorporated into this proxy statement/prospectus by reference in its entirety and is attached hereto as Annex A. The provisions of the Merger Agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information concerning the Merger Agreement that is important to you. You are urged to carefully read the Merger Agreement in its entirety for a more complete understanding of the Merger Agreement.

        Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Merger, InSite and QLT do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement and are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by InSite and QLT with the SEC, or filed by QLT with the Canadian Securities Administrators prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that InSite and QLT delivered to each other in connection with the execution of the Merger Agreement, and are qualified by contractual standards of materiality that may differ from what shareholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement and new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

Closing of the Merger

        Unless the Merger Agreement is terminated prior to such time (see "—Termination of the Merger Agreement" below), the closing of the Merger will occur on the earlier of the third business day following the satisfaction or waiver (to the extent permitted by applicable law) of all of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) or such other date as the parties may mutually agree.

        As of the date of this proxy statement/prospectus, the parties expect to complete the Merger during the second half of 2015, subject to receipt of required shareholder approvals and the satisfaction or waiver of the other conditions to the Merger described in the Merger Agreement. There can be no assurance as to when, or if, the Merger will occur. If the Merger is not completed by 11:59 p.m., Eastern Time, on December 7, 2015, either QLT or InSite may terminate the Merger Agreement, except that the right to terminate the Merger Agreement for this reason will not be available to any party whose material breach of any representation, warranty, covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to be completed by such time.

        QLT is the sole stockholder of 3088922, Inc. a Delaware corporation (which is referred to in this proxy statement/prospectus as "Intermediate Co. 1"), Intermediate Co. 1 is the sole stockholder of QLT Plug Delivery, Inc., a Delaware corporation (which is referred to in this proxy statement/prospectus as "Intermediate Co. 2"), and Intermediate Co. 2 is the sole stockholder of Merger Sub. Prior to the closing of the Merger, (i) Intermediate Co. 1 will subscribe with QLT for a number of QLT common shares (which are referred to in this proxy statement/prospectus as the "subscription shares") equal to the aggregate number of QLT common shares to be issued to the holders of shares of InSite common stock pursuant to the terms of the Merger Agreement (in consideration for which Intermediate Co. 1 will issue a number of shares of its common stock having an aggregate value equal to the subscription shares), (ii) Intermediate Co. 1 will transfer the subscription shares to Intermediate Co. 2 in exchange for the issuance by Intermediate Co. 2 of a number of shares of its common stock having an aggregate value equal to the subscription shares and (iii) Intermediate Co. 2 will transfer the subscription shares to Merger Sub (which is referred to in this proxy statement/prospectus as the "subscription"). In consideration for the subscription, Merger Sub will issue a number of shares of common stock, par value of $0.01 per share, of Merger Sub having an aggregate value equal to the subscription shares issued and delivered to Merger Sub pursuant to the subscription.

        On the closing date, InSite will file a certificate of merger with the Delaware Secretary of State. The Merger will become effective at the time the certificate of merger has been so filed or at another time as is agreed by the parties and specified in the certificate of merger in accordance with the relevant provisions of the DGCL. On the terms and subject to the conditions of the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into InSite and the separate existence of Merger Sub will cease. InSite will survive the Merger as an indirect wholly owned subsidiary of QLT. For purposes of this section, InSite following the Effective Time is referred to as the "surviving corporation."

Merger Consideration to InSite Stockholders

        At the Effective Time, each share of InSite common stock issued and outstanding immediately prior to the Effective Time (other than shares as described below or any shares owned or held by any direct or indirect subsidiary of InSite by virtue of the Merger and without any action on the part of the parties to the Merger Agreement or the holders of shares of InSite common stock) will be automatically converted into the right to receive 0.048 (the "exchange ratio") of a validly issued, fully paid and non-assessable common share of QLT. Each share of InSite common stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by InSite or owned by QLT, Merger Sub or any other direct or indirect subsidiary of QLT will no longer be outstanding and will automatically be cancelled and will cease to exist. Each share of InSite common stock that is owned or held by any direct or indirect subsidiary of InSite will automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation. Each share of Merger Sub common stock issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the surviving corporation at the Effective Time.

        No fractional shares will be issued in connection with the Merger. In the event that an InSite's stockholder's holdings of QLT common shares resulting from the Merger would have resulted in the issuance of a fractional share, such stockholder will be entitled to receive, in lieu of the issuance of such fractional share, a cash payment (without interest) rounded to the nearest whole cent in an amount determined by the exchange agent (as defined below) after selling the aggregate of such QLT common shares in the public market, which is referred to in this proxy statement/prospectus as the "fractional share amount." The exchange agent will make available the net proceeds from such sale, after deducting any required holding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of InSite common stock entitled to receive an amount in respect of any fractional shares.

  Treatment of InSite Options

        At least five days prior to the closing of the Merger, InSite will provide each holder of an InSite Option with written notice that, contingent upon the closing of the Merger, (i) each InSite Option, to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the closing of the Merger, (ii) each holder of an InSite Option (after giving effect to such contingent accelerated vesting and exercisability), will have at least five days to exercise each such InSite Option contingent upon the closing of the Merger, and (iii) on or following the expiration of such five-day period and at the Effective Time, each InSite Option, to the extent not exercised, will automatically terminate and the holder thereof will have no further rights with respect thereto.

  Treatment of InSite Warrants

        Promptly following the execution and delivery of the Merger Agreement, InSite will take all actions reasonably necessary to ensure compliance with the obligations of InSite under InSite Warrants in accordance with the terms thereof, including the giving of any notice (in form and substance reasonably acceptable to QLT) required thereunder. To the extent any holder of an InSite Warrant exercises its rights pursuant to the terms of the InSite Warrants to receive a cash payment in exchange for the cancellation of such InSite Warrants, QLT will ensure that InSite will have the requisite funds necessary to satisfy InSite's obligation in respect thereof.

        With respect to any InSite Warrant that has not been cancelled in exchange for a cash payment from InSite in accordance with the terms of the InSite Warrant, at the Effective Time, such InSite Warrant will become converted into and become a warrant to purchase QLT common shares and QLT will assume each such Insight Warrant in accordance with its terms. All rights with respect to InSite common stock under InSite Warrants assumed by QLT will thereupon be converted into rights with respect to QLT common shares accordingly, from and after the Effective Time. Accordingly, from and after the Effective Time, (i) each InSite Warrant assumed by QLT may be exercised solely for QLT common shares; (ii) the number of QLT common shares subject to each InSite Warrant assumed by QLT will be determined by multiplying (A) the number of shares of InSite common stock issuable upon exercise of the InSite Warrant that were subject to such InSite Warrant immediately prior to the Effective Time by (B) the exchange ratio and rounding the resulting number down to the nearest whole number of QLT common shares; (iii) the per share exercise price for the QLT common shares issuable upon exercise of each InSite Warrant assumed by QLT shall be determined by dividing the per share exercise price for the InSite common stock issuable upon exercise of such InSite Warrant, as in effect immediately prior to the Effective Time, by the exchange ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any InSite Warrant assumed by QLT shall continue in full force and effect and the term and other provisions of such InSite Warrant shall otherwise remain unchanged.

Governing Documents Following the Merger

        The certificate of incorporation of InSite as in effect immediately prior to the Effective Time will be amended by virtue of the Merger to read in the form of the certificate of incorporation attached as Exhibit B to the Merger Agreement. The bylaws of the surviving corporation will be the bylaws of Merger Sub as in effect immediately prior to the Effective Time.

Exchange of InSite Stock Certificates Following the Merger

        Prior to the Effective Time, QLT will appoint a bank or trust company reasonably acceptable to InSite to act as exchange agent for the payment and delivery of the Merger Consideration, which is referred to in this proxy statement/prospectus as the "exchange agent."

        At the Effective Time, QLT will cause Merger Sub to deposit with the exchange agent, for the benefit of the holders of certificates of InSite common stock, for exchange through the exchange agent, evidence of QLT common shares in book-entry form representing the number of QLT common shares held by Merger Sub sufficient to deliver the aggregate Merger Consideration.

        As soon as reasonably practicable after the Effective Time, QLT will cause the exchange agent to mail to each holder of record of shares of InSite common stock immediately prior to the Effective Time a letter of transmittal and instructions for use in effecting the surrender of those certificates and book-entry shares in exchange for the Merger Consideration, fractional share cash amount, and any dividends and other distributions to which such certificates or book-entry shares become entitled in accordance with the terms of the Merger Agreement.

        InSite stockholders should not return their certificates with the enclosed InSite proxy card. Stock certificates should be returned with a letter of transmittal that will be sent to InSite stockholders following the Effective Time as described above, validly executed in accordance with the instructions you will receive.

        Upon surrender of a duly executed letter of transmittal and a certificate representing InSite common stock or a book-entry share of InSite common stock to the exchange agent, the holder of such certificate or book-entry share will be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such certificates or book-entry shares have been converted pursuant to the Merger Agreement, together with any fractional share cash amount and any dividends or other distributions to which such certificates or book-entry shares become entitled pursuant to the terms of the Merger Agreement.

        No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to QLT common shares, will be paid to the holder of any unsurrendered share of InSite common stock to be converted into QLT common shares until such holder surrenders such share in accordance with the Merger Agreement. After the surrender in of such shares of InSite common stock to be converted into QLT common shares, the holder will be entitled to receive (in addition to the applicable portion of the Merger Consideration and any fractional share cash amount payable to such holder) (i) at the time of any such surrender, any such dividends or other distributions with a record date at or after the Effective Time, without any interest thereon, which had become payable with respect to the QLT common shares represented by such shares of InSite common stock and (ii) at the appropriate payment date, the amount of dividends or other distribution with a record date at or after the Effective Time and a payment date subsequent to such surrender payable with respect to the number of whole QLT common shares into which such shares of InSite common stock are converted.

        As of the 12-month anniversary of the closing date of the Merger, QLT will be entitled to require the exchange agent to deliver to QLT any portion of the consideration deposited with the exchange agent that has not been transferred to the holders of certificates representing InSite common stock or of book-entry shares of InSite common stock and any holder of certificates representing InSite common stock or book-entry shares of InSite common stock who has not theretofore exchanged such certificates in compliance with the Merger Agreement will only look to QLT (subject to abandoned property, escheat or other similar laws) for satisfaction of any claims for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to the Merger Agreement without any interest thereon.

Representations and Warranties

        QLT and InSite made representations and warranties in the Merger Agreement on behalf of themselves and with respect to their respective subsidiaries that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement (including qualifications by concepts of knowledge, materiality and/or dollar thresholds) and are further modified and limited by confidential disclosure schedules delivered by InSite and QLT to each other. The representations and warranties made by InSite are also subject to and qualified by certain information included in InSite's filings made with the SEC from December 31, 2013 to the business day prior to the date of the Merger Agreement and the representations and warranties made by QLT are also subject to and qualified by certain information included in QLT's filings made with the SEC from December 31, 2013 to the business day prior to the date of the Merger Agreement.

        The representations and warranties made by InSite relate to the following subject matters, among other things:

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  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

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  InSite subsidiaries;

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  the authority of InSite to enter into the Merger Agreement and due execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby;

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  the capital structure, equity securities and indebtedness of InSite;

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  the absence of the violation of applicable laws, organizational documents, or material contracts as a result of the Merger;

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  required consents and approvals;

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  the absence of certain changes and events since December 31, 2014;

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  timey filing of required SEC filings and maintenance of a system of internal control over financial reporting and disclosure controls;

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  the absence of certain undisclosed liabilities;

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  compliance with applicable laws;

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  certain tax matters;

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  intellectual property;

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  real property;

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  accuracy of the information supplied by InSite for inclusion or incorporation by reference in QLT's registration statement on Form S-4 (including this proxy statement/prospectus);

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  litigation;

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  brokers and finders;

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  employee benefit plans;

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  material contracts, including the absence of violation or breach in any material respect of each such contract;

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  company permits;

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  environmental matters;

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  opinion of Roth to the InSite Board of Directors;

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  recommendation of the InSite Board of Directors that InSite's stockholders adopt the Merger Agreement and enter into the transactions contemplated thereby (which is referred to in this proxy statement/prospectus as the "InSite Board Recommendation");

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  exemption from Section 203 of the DGCL ("takeover" statutes);

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  certain insurance matters; and

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  regulatory matters including the filing by InSite and its subsidiaries of all required filings with the FDA and compliance with the Federal Food, Drug, and Cosmetic Act.

        The representations and warranties made by QLT relate to the following subject matters, among other things:

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  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

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  QLT subsidiaries;

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  the authority of QLT and Merger Sub to enter into the Merger Agreement and due execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby;

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  the capital structure and equity securities of QLT;

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  the absence of the violation of applicable laws, organizational documents, material contracts or material permits as a result of the Merger;

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  required consents and approvals;

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  the absence of certain changes and events since December 31, 2014;

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  timey filing of required SEC filings and maintenance of a system of internal control over financial reporting and disclosure controls;

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  undisclosed liabilities;

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  compliance with applicable laws;

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  certain tax matters;

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  intellectual property;

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  accuracy of the information supplied on the registration statement on Form S-4 and supplied by QLT for the form of proxy relating to InSite's stockholders meeting;

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  litigation;

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  brokers and finders;

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  matters relating to Section 203 of the DGCL; and

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  regulatory matters including the filing of all required filings with the FDA.

        Under the Merger Agreement, InSite and QLT agreed that except for the representations and warranties expressly contained in the Merger Agreement, each party does not make any other representation or warranty.

        The representations and warranties of InSite and QLT contained in the Merger Agreement will terminate and expire at the Effective Time.

  Material Adverse Effect

        Several of the representations, warranties, covenants and closing conditions contained in the Merger Agreement refer to the concept of a "material adverse effect."

        For purposes of the Merger Agreement, a "material adverse effect" with respect to each of InSite or QLT will be deemed to occur if any event, change or effect (which is referred to in this proxy statement/prospectus as an "Event"), individually or in the aggregate with other such Events, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its subsidiaries, taken as a whole or prevent the ability of such party to consummate the transactions contemplated by the Merger Agreement. Notwithstanding the foregoing, a material adverse effect with respect to any party will not include any Event directly or indirectly arising out of or attributable to:

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  any decrease in the market price of the QLT common shares, in the case of QLT, or the InSite common stock, in the case of the InSite (but in either case any Event underlying such decrease may be taken into account in determining whether there has been a material adverse effect unless excluded by another clause of this definition);

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  changes in U.S. GAAP, applicable law or accounting standards, or in any interpretation of U.S. GAAP, applicable law or accounting standards;

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  the failure, in and of itself, of QLT or InSite, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of the Merger Agreement, as well as any change, in and of itself, by QLT or InSite, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of the Merger Agreement, but in each case any Event underlying such failure or change may be taken into account in determining whether there has been a material adverse effect unless excluded by another clause of this definition;

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  any changes or developments in United States or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting United States or global financial or securities markets;

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  any reduction in (1) the credit rating or credit worthiness of a party or any of its subsidiaries or (2) in the credit rating of any indebtedness or capital stock or other security of a party (but in either case any Event underlying such decrease may be taken into account in determining whether there has been a material adverse effect unless excluded by another clause of this definition); or

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  any changes or developments resulting from the announcement of the Merger Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided, that the exceptions described in the second and fourth bullets above will not apply to the extent that QLT or InSite, as the case may be, and their respective subsidiaries are materially disproportionately affected thereby compared to other participants in the industry or industries in which they operate).

Covenants

  InSite Interim Operating Covenants

        InSite made covenants in the Merger Agreement relating to the conduct of its business prior to the completion of the Merger or the earlier termination of the Merger Agreement. Unless QLT otherwise consents in writing or except as expressly required or permitted by the Merger Agreement or as set forth in the disclosure schedule delivered by InSite to QLT in connection with the Merger Agreement, or as may be required by applicable law, InSite:

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  and its subsidiaries will conduct its business in the ordinary course consistent with past practice and in compliance with applicable law in a manner so as not to cause the closing condition relating to the accuracy of InSite's representations and warranties to fail to be satisfied due to noncompliance;

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  and its subsidiaries will use commercially reasonable efforts to preserve intact its present and presently planned business organization, maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations, keep available the services of its executive officers and key employees on commercially reasonable terms, and maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it;

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  will take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of InSite to perform its covenants and agreements under the Merger Agreement or to consummate the transactions contemplated thereby; and

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  will not, and will cause its subsidiaries not to, directly or indirectly:

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  amend or otherwise change their respective organizational documents;

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  split, combine, or reclassify shares of capital stock of InSite;

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  make, declare, or pay any dividend on or make any other distribution on or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for shares of its capital stock, with certain exceptions;

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  grant any InSite Option or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

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  issue, encumber, sell or otherwise permit to become outstanding any additional shares of its capital stock or voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or voting securities or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for securities of its capital stock, except pursuant to the exercise of InSite Options or pursuant to the settlement of InSite Warrants, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock, equity interests or other voting securities;

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  adopt a plan of complete or partial liquidation, dissolution, merger, conversion, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

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  incur, create, assume or otherwise become liable for any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except for (i) the existing indebtedness arrangements set forth on the InSite disclosure schedule, (ii) pursuant to the Secured Note between QLT and InSite dated June 8, 2015 (as defined in this proxy statement/prospectus), or (iii) pursuant to agreements or arrangements between InSite and its direct or indirect wholly owned subsidiaries or among InSite's direct or indirect wholly owned subsidiaries;

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  make any loans or advances to any other person, except for (i) loans among InSite and any of its wholly owned subsidiaries, and (ii) advances permitted pursuant to the Merger Agreement;

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  other than pursuant to the InSite contracts in effect on the date of the Merger Agreement, (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess $50,000 (with certain exceptions), or (ii) cancel, release or assign any material indebtedness of any such person owed to it or any material claims held by it against any such person other than in the ordinary course of business consistent with past practice;

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  acquire any capital stock of any other person, or acquire any assets other than assets acquired in the ordinary course of business consistent with past practice valued at less than $50,000 in the aggregate;

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    make any capital expenditures in excess of $50,000 for any individual capital expenditure and $250,000 in the aggregate;

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    except as required under the terms of the Merger Agreement or the terms of any InSite employee benefit plan existing as of the date of the Merger Agreement, (1) increase the compensation or benefits of any of the current or former directors or executive officers (collectively referred to in this proxy statement/prospectus as the "Company Covenant Individuals") or increase in any manner the compensation or benefits of employees or individuals who are individual consultants classified as independent contractors (other than in the ordinary course of business consistent with past practice), (2) pay to any Company Covenant Individual any amounts or increase any amounts payable to Company Covenant Individuals not required by applicable law or any InSite employee benefit plan, (3) become a party to, establish, materially amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, retention, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan, agreement or policy with or for the benefit of any Company Covenant Individual, (4) other than routine business and travel expense advances, loan any money or other property to any Company Covenant Individual, or (5) hire any new employee at the level of vice president or above;

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    implement or adopt any change in its accounting principles or methods, other than may be required by U.S. GAAP or applicable law, or make, revoke or modify any material tax election;

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    settle or compromise any suit, claim, litigation or proceeding (each, referred to in this proxy statement/prospectus as an "action") other than those actions that do not create obligations of InSite or its subsidiaries in excess of $50,000 for any individual action and $100,000 in the aggregate;

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    other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material insurance policies;

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    (1) enter into any contract that, if in effect on the date of the Merger Agreement, would be a material contract or (2) other than in the ordinary course of business consistent with past practice, amend or terminate (other than in accordance with its terms) any other material contract or waive any material right under any material contract, except InSite may enter into certain material contracts which are terminable without penalty by InSite on 90 days' or less notice in the ordinary course of business consistent with past practices;

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    (1) sell or otherwise transfer any rights to InSite's intellectual property (with certain exceptions), (2) allow to lapse (other than pursuant to its terms or pursuant to applicable law) or default under any rights under or to any of InSite's intellectual property, or (3) disclose to any third party, other than to the representatives of QLT or pursuant to a valid confidentiality agreement entered into in the ordinary course of business consistent with past practice, any of InSite's trade secrets that would cause the representations and warranties contained in the Merger Agreement to be not true and correct as of the Effective Time;

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    except (1) as otherwise permitted by the Merger Agreement, (2) for any repayment or prepayment by InSite or any of its subsidiaries under the Secured Note, or (3) for transactions between InSite and its subsidiaries or among InSite's subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any indebtedness or guarantees of InSite or any of its subsidiaries; or

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    agree to take any of the actions listed above.

        InSite will be permitted to request consent from QLT with respect to any of the above listed actions by delivery of written notice. With respect to certain of these actions, QLT's consent may not be unreasonably withheld, conditioned or delayed. If QLT does not respond to any request for consent on or prior to 11:59 p.m., Pacific Coast time, on the fifth business day after InSite delivers such request to QLT and QLT's counsel, QLT will be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request.

  QLT Interim Operating Covenants

        QLT made covenants in the Merger Agreement relating to the conduct of its business prior to the completion of the Merger or the earlier termination of the Merger Agreement. Unless InSite otherwise consents in writing or except as is otherwise expressly required or permitted by the Merger Agreement or as set forth on the disclosure schedule delivered by QLT to InSite in connection with the Merger Agreement or as may be required by applicable law, QLT will not, and will not permit any of its subsidiaries to:

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  amend the QLT organizational documents in a manner adverse to InSite or its stockholders;

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  split, combine, or reclassify any of its capital shares;

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  make, declare, or pay any dividend on or make any other distribution on or directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock, or any other securities or obligations convertible into or exchangeable for shares of its capital stock, with certain exceptions;

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  grant any options, restricted stock units or other equity-based awards or interests or grant any individual or other entity any right to acquire shares of its capital stock;

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  issue, encumber or sell or otherwise permit to become outstanding any additional shares of its capital stock or voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or voting securities or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for securities of its capital stock;

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  (A) solely in respect of QLT, adopt a plan of complete or partial liquidation or dissolution, or a plan that would result in the recapitalization or other reorganization of QLT's capital stock, other than a merger, recapitalization or reorganization involving QLT (i) that would not be consummated on or prior to the completion of the Merger or (ii) if consummated prior to the completion of the Merger, pursuant to which the consideration payable to QLT's stockholders in the Merger is appropriately adjusted in consultation with InSite, or (B) adopt a plan of complete or partial liquidation or dissolution, recapitalization or other reorganization involving Intermediate Co. 1 or Intermediate Co. 2;

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  incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except pursuant to agreements or arrangements between QLT and its direct or indirect wholly owned subsidiaries or among QLT's direct or indirect wholly owned subsidiaries;

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  acquire any capital stock of any other person, or acquire any assets other than assets acquired in the ordinary course of business consistent with past practice valued at less than $500,000 in the aggregate;

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  establish a record date for the Aralez Distribution that is prior to the earlier of the completion of the Merger or the termination of the Merger Agreement;

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  convene any meeting of or solicit written consent from, holders of QLT common shares, for the purpose of amending or otherwise modifying the authority and authorization of the QLT Board of Directors to authorize, or for QLT or Merger Sub to consummate, certain transactions including the Merger; or

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  agree to take any of the actions listed above.

        QLT will be permitted to request consent from InSite with respect to any of the above listed actions by delivery of written notice. If InSite does not respond to any request for consent on or prior to 11:59 p.m., Pacific Coast time, on the fifth business day after QLT delivers such request to InSite and InSite's counsel, InSite will be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request.

Third Party Acquisition Proposals

        Subject to the exceptions described below, InSite has agreed that during the period from the date of the Merger Agreement until the Effective Time, or if earlier, the termination of the Merger Agreement in accordance with its terms, it will not, and will cause its subsidiaries not to, and will use commercially reasonable efforts to cause each controlled affiliate and any representative of InSite, any of its subsidiaries or any such controlled affiliate not to, and on becoming aware of it will use commercially reasonable efforts to stop any such person from continuing to, directly or indirectly:

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  solicit, initiate or knowingly encourage, knowingly cooperate with any person regarding, or knowingly facilitate (including by way of furnishing material, non-public information) any inquiries or proposals regarding, or that would reasonably be expected to lead to, any company competing transaction (as defined below) (any of the foregoing inquiries or proposals being referred to in this proxy statement/prospectus as a "company acquisition proposal");

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  participate in any discussions or negotiations regarding any company acquisition proposal; or

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  enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement) regarding, or that is intended to result in, or would reasonably be expected to lead to, any company acquisition proposal (any of the foregoing inquiries or proposals being referred to in this proxy statement/prospectus as a "company acquisition agreement").

        InSite will notify QLT promptly (but in no event later than one business day) after InSite has knowledge of:

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  its receipt of any company acquisition proposal;

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  any material modification of or material amendment to such company acquisition proposal; or

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  any inquiry or request for non-public information relating to InSite or any of its subsidiaries for access to the properties, books or records of InSite or any of its subsidiaries by any person that is reasonably likely to lead to a company acquisition proposal.

        Such notice to QLT will be made orally and confirmed in writing and will include the identity of the person(s) making the company acquisition proposal or inquiry or request. InSite will keep QLT reasonably informed, on a current basis, of any material changes in the status of or terms of any such company acquisition proposal or request and provide to QLT as soon as practicable after receipt or delivery thereof with copies of all material documents or other substantive materials containing any financial or material terms or conditions of such company competing transaction that are sent to InSite from any third party in connection with any company acquisition proposal. InSite will provide QLT any written material or material correspondence within one business day after receipt of such materials.

        A "company competing transaction" means any of (i) a transaction, including any tender offer, exchange offer or share exchange, pursuant to which any third person or group (other than QLT or any of its affiliates or any group of which QLT or its affiliates is a member), or the stockholders of such third person, directly or indirectly, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 15% or more of the outstanding shares of common stock of InSite or of the outstanding voting power of InSite (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such voting power), whether from InSite or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or business combination pursuant to which any third person or group of persons (other than QLT or any of its affiliates or any group of which QLT or its affiliates is a member), or the stockholders of such third person or persons, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of QLT, or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (iii) a recapitalization of InSite or any of its subsidiaries or any transaction similar to a transaction referred to in clause (ii) above involving InSite or any of its subsidiaries pursuant to which any third person or group of persons (other than QLT or any of its affiliates or any group of which QLT or its affiliates is a member), or its stockholders, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of InSite or such subsidiary or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof or (iv) any transaction pursuant to which any third person or group of persons (other than QLT or any of its affiliates) directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture or otherwise) acquires or would acquire control of assets (including for this purpose the equity securities of, or other ownership interest in, subsidiaries of InSite and securities of the entity surviving any merger or business combination involving any of the subsidiaries of InSite) of InSite or any of its subsidiaries representing 15% or more of the fair market value of all the assets of InSite and its Subsidiaries, taken as a whole, immediately prior to such transaction.

        However, if, prior to obtaining the requisite vote of InSite stockholders needed to adopt the Merger Agreement and approve entry into the transactions contemplated thereby (which is referred to in this proxy statement/prospectus as the "InSite stockholder approval"), InSite or its representatives may:

  •
  to the extent necessary, contact any person or group of persons (and their representatives) that makes a company acquisition proposal solely to clarify the terms of such company acquisition proposal that are unclear to InSite and that InSite reasonably determines are material to its analysis of such company acquisition proposal;

  •
  furnish and enter into discussions with, and only with, the person or group (and its representatives) who has made a company acquisition proposal that was not solicited on or after the date of the Merger Agreement in violation of the Merger Agreement if the InSite Board of Directors:

  •
  determines in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that such company acquisition proposal constitutes or is reasonably likely to lead to a company superior proposal (as defined below);

  •
  provides notice to QLT of its intent to furnish information to or enter into discussions with such person; and

    •
    enters into a confidentiality agreement with such person containing terms that are determined in good faith by InSite to be no less favorable to InSite in the aggregate than those contained in the Confidentiality Agreement between QLT and InSite dated May 8, 2014 (any such agreement, referred to in this proxy statement/prospectus as an "acceptable confidentiality agreement").

        A "company superior proposal" means a bona fide written company acquisition proposal made by a third person (or group of persons) to consummate a merger, consolidation, business combination or other similar transaction involving InSite pursuant to which the stockholders of InSite immediately preceding such transaction would hold less than 50% of the outstanding shares of common stock of, or less than 50% of the outstanding voting power of, InSite, any surviving entity or the parent entity resulting from any such transaction immediately upon consummation thereof that the InSite Board of Directors (after consultation with its outside legal counsel and its financial advisor or advisors) determines in good faith (i) to be more favorable from a financial point of view to InSite's stockholders than the Merger and (ii) is reasonably capable of being completed in accordance with its terms.

Board Recommendation Change

        Except as described below, InSite has agreed that the InSite Board of Directors will not (i) withhold, withdraw or modify in a manner adverse to QLT the InSite Board Recommendation or the approval or declaration of advisability by the InSite Board of Directors of the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Merger) or the approval or declaration of advisability by the InSite Board of Directors of the Merger Agreement and the transactions contemplated thereby (including the Merger) or (ii) resolve, agree or propose publicly to take any such actions (which are referred to in this proxy statement/prospectus as an "adverse recommendation change") or approve or permit the entry into or publicly propose to do so with respect to any company acquisition agreement.

        The InSite Board of Directors may make an adverse recommendation change in the following circumstances:

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  if, at any time prior to obtaining the InSite stockholder approval (i) InSite receives a company acquisition proposal, (ii) such company acquisition proposal did not result from a breach of the non-solicitation covenants set forth in the Merger Agreement and (iii) the InSite Board of Directors determines in good faith after consultation with its outside legal counsel and with its financial advisor that (A) such company acquisition proposal constitutes a company superior proposal, and (B) in light of such company acquisition proposal, failure to make an adverse recommendation change would be inconsistent with the directors' fiduciary obligations under applicable law (in which case the InSite Board of Directors may also terminate the Merger Agreement to enter into a definitive company acquisition agreement with respect to such company superior proposal); provided, however, that InSite will not terminate the Merger Agreement pursuant to the foregoing, and any purported termination pursuant to the foregoing will be void and of no force or effect, unless in advance of or concurrently with such termination InSite pays, or causes to be paid, the Termination Fee to QLT in immediately available funds as described in "—Termination Fee; Effect of Termination."

  •
  if (i) an intervening event (as defined below) occurs or arises after the date of the Merger Agreement and prior to obtaining the InSite stockholder approval and (ii) the InSite Board of Directors determines in good faith after consultation with its outside legal counsel and with its financial advisor that in light of the existence of such intervening event, failure to make an adverse recommendation change would constitute a breach of the directors' fiduciary obligations under applicable law.

        As used herein, an "intervening event" means a material development or change in circumstances in the business, results of operations or financial condition of InSite and its subsidiaries (other than and not related to (A) a company acquisition proposal or (B) a development or change in circumstances related to the marketing or development of BromSite™ or (C) a development or change in circumstances relating to the availability of financing or capital or the terms thereof) that was neither known to nor reasonably foreseeable by the InSite Board of Directors on or prior to the date of the Merger Agreement.

  Written Notice of Adverse Recommendation Change

        Prior to making any adverse recommendation change as a result of a company superior proposal or an intervening event or terminating the Merger Agreement to enter into a definitive acquisition agreement with respect to a company superior proposal, InSite will deliver to QLT a written notice stating that the InSite Board of Directors intends to take such action and, together with such notice, provide a copy of the proposed form of the company acquisition agreement or a description of the intervening event, as applicable. During the four business day period commencing, if QLT's receipt of such notice is prior to 5:00 p.m. Pacific Coast time, on the date of QLT's receipt of such notice, or, if such receipt is after 5:00 p.m. Pacific Coast time, on the business day first following the date of QLT's receipt of such notice, InSite will make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with QLT and its representatives (to the extent QLT desires to negotiate) regarding a possible amendment to the Merger Agreement so that the company acquisition proposal that is the subject of the notice ceases to be a company superior proposal or so as to obviate the need for an adverse recommendation change as a result of the intervening event. Any written proposal made by QLT to amend the Merger Agreement during this period will be considered by the InSite Board of Directors in good faith. With respect to a notice delivered in connection with a company acquisition proposal, each time the financial or other material terms of such company acquisition proposal are amended, InSite will deliver to QLT a new notice (including as attachments thereto a copy of the new company acquisition agreement related to such amended proposal and copies of any material documents related thereto), and the period to negotiate any possible amendment to the Merger Agreement will be extended by an additional two business days from the date of QLT's receipt of such new notice.

Regulatory Approvals

        Each party to the Merger Agreement will use commercially reasonable efforts to:

  •
  as soon as practicable, obtain from any governmental authority all waivers, consents, licenses, orders and other approvals required to be obtained in connection with the transactions contemplated by the Merger Agreement and make all necessary filings required to be made in connection with the transactions contemplated by the Merger Agreement;

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  as soon as practicable, obtain all consents from third parties that are necessary or desirable in connection with the consummation of the transactions contemplated by the Merger Agreement;

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  as soon as practicable, execute and deliver any additional instruments necessary to consummate any of the transactions contemplated by the Merger Agreement; and

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  as soon as practicable, provide all such information concerning such party, its subsidiaries and its subsidiaries' officers, directors, employees and partners as may reasonably be requested in connection with any of the matters described above.

        Each of QLT and InSite agree to:

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  make such filings with governmental authorities as are required in connection with the transactions contemplated by the Merger Agreement; and

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  cooperate in good faith with the other party in obtaining any consents from governmental authorities and in connection with resolving any investigation or other inquiry of any governmental authority with respect to such filings.

        Each of QLT and InSite will coordinate with respect to the overall strategy relating to obtaining any consents form governmental authorities.

        No party may directly or indirectly enter into any agreement with a governmental authority related to the Merger Agreement or the transactions contemplated thereby without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed). Neither InSite nor any of its subsidiaries will (without the written consent of QLT) offer or agree to divest, license or otherwise commit any of InSite, QLT or any of their respective subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets, and neither QLT nor any of its subsidiaries will (without the written consent of InSite) offer or agree to divest, license or otherwise commit any of InSite, QLT or any of its subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets.

Additional Agreements

        The Merger Agreement contains certain other covenants, including covenants relating to cooperation between QLT and InSite in the preparation of the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, and InSite's proxy statement, other filings to be made with the SEC and other governmental filings, obtaining consents, access to information and performing their respective obligations regarding public announcements. QLT and InSite have further agreed, as applicable, to the following additional covenants and agreements in the Merger Agreement, among others:

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  QLT and InSite will take all steps necessary to cause any dispositions of InSite common stock or acquisitions of QLT common shares resulting from the transactions contemplated under the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act (with respect to InSite) or will become subject to such reporting requirements (with respect to QLT) to be exempt under Rule 16b-3 promulgated under the Exchange Act.

  •
  InSite will give QLT the opportunity to participate in, but not control, InSite's defense or settlement of any stockholder litigation against InSite and/or its directors or executive officers relating to the Merger Agreement or the transactions contemplated thereby; InSite agrees that it will not settle any such litigation without the prior written consent of QLT, such consent not to be unreasonably withheld, conditioned or delayed.

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  QLT will use commercially reasonable efforts to cause QLT common shares to be issued in connection with the transactions contemplated by the Merger Agreement to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

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  QLT will cooperate fully with each former holder of shares of InSite common stock who receives the Merger Consideration to allow such holder to determine and comply with its obligations under U.S. tax law and to make any U.S. tax elections that may be available to such holder.

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  Neither the surviving party nor QLT will take, or omit to take, any action that would reasonably be expected to cause QLT to be treated under the law as a result of the transactions contemplated by the Merger Agreement, as a "domestic corporation" within the meaning of the Code.

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  Neither QLT nor any of its subsidiaries will cause either Intermediate Co. 1 or Intermediate Co. 2 to convert, merger, dissolve or liquidate under applicable law.

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  InSite agrees that upon the reasonable request of QLT, InSite will and will cause its subsidiaries to use its and their commercially reasonable efforts to (i) take such actions to effect an intercompany transfer of a portion of the assets of InSite or its subsidiaries as QLT may reasonably request (which is referred to in this proxy statement/prospectus as a "Pre-Acquisition Action") and (ii) cooperate with QLT to determine the nature of the Pre-Acquisition Actions that might be undertaken (certain limitations on the nature of the Pre-Acquisition Actions that can be taken are contained in the Merger Agreement).

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  InSite, in consultation with QLT, will, as soon as practicable following the effectiveness of QLT's registration statement on Form S-4, duly call, give notice of, convene and hold a meeting of InSite stockholders for the purpose of seeking the InSite stockholder approval. InSite, in consultation with QLT, will use commercially reasonable efforts to: (i) cause InSite's proxy statement to be mailed to InSite's stockholders no later than the 10th business day after the QLT's registration statement on Form S-4 is declared effective under the Securities Act and to initially establish the date of the InSite's stockholders meeting on a date that is no later than the 25th day after the date of mailing of InSite's proxy statement; and (ii) unless the InSite Board of Directors has made an adverse recommendation change, (A) solicit proxies in favor of the InSite stockholder approval and (B) if it is reasonably necessary to obtain the InSite stockholder approval, engage the services of a proxy solicitation agent. The InSite Board of Directors will recommend to InSite's stockholders that they provide the InSite stockholder approval and will include such recommendation in InSite's proxy statement, except to the extent that the InSite Board of Directors will have made an adverse recommendation change.

New Drug Application

        InSite will cause the submission of the BromSite NDA in a form previously reviewed by QLT to the FDA within five business days following the later of (a) the date of the Merger Agreement and (b) the date QLT has provided InSite with the funds to be borrowed by InSite under the Secured Note with respect to the preparation of the BromSite NDA.

Governance Matters

        QLT will take all actions as may be necessary to cause (a) one of the individuals on the InSite Board of Directors designated by InSite to be elected as a director of QLT effective as of the Effective Time and (b) the individual appointed by the QLT Board of Directors as Chief Executive Officer of QLT as of the Effective Time to be elected as a director of QLT from and after the time of such individual's appointment as chief executive officer.

        QLT will take all actions necessary to ensure that the new director(s) elected to the QLT Board of Directors as of the Effective Time pursuant to the Merger Agreement will be approved by a vote of a majority of the QLT Board of Directors. The new member(s) of the QLT Board of Directors appointed in accordance with the Merger Agreement will be ratified by the Corporate Governance and Nominating Committee of the QLT Board of Directors pursuant to the director nomination process set forth in QLT's proxy statement on Schedule 14A filed with the SEC on November 14, 2014 to serve on the QLT Board of Directors until the next annual general meeting of QLT's shareholders.

        From the date of the Merger Agreement until the earlier of Effective Time or the termination of the Merger Agreement, the QLT Board of Directors will not take any actions to increase the size of the QLT Board of Directors other than to the extent necessary to appoint the new member(s) to the QLT Board of Directors pursuant to the Merger Agreement.

Conditions to the Completion of the Merger

        The completion of the transactions depends upon the satisfaction or waiver of a number of conditions, all of which, to the extent permitted by applicable law, may be waived by InSite and/or QLT, as applicable.

        The following conditions must be satisfied or waived before InSite or QLT is obligated to complete the Merger:

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  InSite stockholders shall have adopted the Merger Agreement and such adoption shall have been obtained in accordance with InSite's organizational documents and applicable law;

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  no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger or the issuance of QLT common shares pursuant to the transactions contemplated by the Merger Agreement;

  •
  the SEC shall have declared QLT's registration statement on Form S-4 effective under the Securities Act (which is referred to in this proxy statement/prospectus as the "QLT Registration Statement"), no stop order or similar restraining order by the SEC suspending the effectiveness of the QLT Registration Statement shall be in effect and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC; and

  •
  the QLT common shares to be issued in the transactions contemplated by the Merger Agreement shall have been approved for listing on NASDAQ and the TSX, subject to official notice of issuance.

        The obligations of InSite to complete the Merger are also conditioned on the satisfaction or waiver of the following conditions:

  •
  as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by QLT in the Merger Agreement relating to the authorized capital stock of QLT shall be true and correct (disregarding all materiality or material adverse effect qualifications), except for any de minimus inaccuracies and other than with respect to any issuances permitted pursuant to the Merger Agreement;

  •
  as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by QLT in the Merger Agreement relating to organization, corporate standing, subsidiaries, capitalization, conflicts with organizational documents, brokerage and finder's fees, and Section 203 of the DGCL shall be true and correct (disregarding all materiality or material adverse effect qualifications) in all material respects;

  •
  as of the closing date, certain representations and warranties made by QLT in the Merger Agreement relating to the QLT common shares to be issued in connection with the transactions contemplated by the Merger Agreement and the absence of certain changes since December 31, 2014 through the date of the Merger Agreement shall be true and correct;

  •
  the remaining representations and warranties made by QLT in the Merger Agreement shall be true and correct (disregarding all materiality or material adverse effect qualifications) as of the date of the Merger Agreement and as of the closing date, except for such failures to be true and correct as would not have, in the aggregate, a material adverse effect on QLT;

  •
  each of QLT and Merger Sub shall have complied in all material respects with their obligations and agreements in the Merger Agreement and shall have complied in all material respects with the covenants to be performed or complied with on or before the closing date;

  •
  since the date of the Merger Agreement, there shall not have occurred any event, change or effect that have had or would have a material adverse effect of QLT;

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  there shall have been no adoption, implementation, repeal or change of any applicable law following the date of the Merger Agreement and prior to the closing of the Merger, the effect of which would be to treat QLT as a "domestic corporation" within the meaning of the Code as of or after the closing of the Merger;

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  InSite shall have received a certificate dated the closing date and validly executed by the chief financial officer of QLT to the effect that the foregoing conditions have been satisfied; and

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  InSite shall have received resolutions of the QLT Board of Directors effecting certain governance matters including the election of a member of the InSite Board of Directors to the QLT Board of Directors.

        The obligations of QLT and Merger Sub to complete the Merger are also conditioned on the satisfaction or waiver of the following conditions:

  •
  as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to the authorized capital stock of InSite shall be true and correct (disregarding all materiality or material adverse effect qualifications), except for any de minimus inaccuracies and other than with respect to any issuances permitted pursuant to the Merger Agreement;

  •
  as of the date of the Merger Agreement and as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to organization, corporate standing, subsidiaries, corporate power and authority, conflicts with organizational documents, brokerage and finder's fees, and Section 203 of the DGCL shall be true and correct (disregarding all materiality or material adverse effect qualifications) in all material respects;

  •
  as of the closing date, certain representations and warranties made by InSite in the Merger Agreement relating to the absence of certain changes since December 31, 2014 through the date of the Merger Agreement shall be true and correct;

  •
  the remaining representations and warranties made by InSite in the Merger Agreement shall be true and correct (disregarding all materiality or material adverse effect qualifications) as of the date of the Merger Agreement and as of the closing date, except for such failures to be true and correct as would not have, in the aggregate, a material adverse effect on InSite;

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  InSite shall have complied in all material respects with its obligations and agreements in the Merger Agreement and shall have complied in all material respects with the covenants to be performed or complied with on or before the closing date;

  •
  since the date of the Merger Agreement, there shall not have occurred any event, change or effect that have had or would have a material adverse effect of InSite;

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  QLT shall have received a certificate dated the closing date and validly executed by the chief financial officer of InSite to the effect that the foregoing conditions have been satisfied;

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  60 days shall have elapsed following the date of the FDA's receipt of the BromSite NDA for review and the FDA shall not have issued any written communication to InSite refusing to file the BromSite NDA for review (which is referred to in this proxy statement/prospectus as a "BromSite Refusal Letter"); and

  •
  74 days shall have elapsed following the date of the FDA's receipt of the BromSite NDA for review and the FDA shall not have issued any written communication to InSite that asserts a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite™ to be conducted prior to initiating the marketing and sale of BromSite™ in the United States for the treatment of postoperative inflammation and prevention of ocular pain in patients undergoing cataract surgery (which is referred to in this proxy statement/prospectus as a "BromSite Issue Letter").

Indemnification

        From and after the Effective Time, QLT will cause the surviving corporation to provide to InSite all indemnification or exculpation rights existing in favor of present or former directors and officers of InSite or any of its subsidiaries as provided in InSite's organizational documents or any indemnification agreement to which such a party is bound and which is in effect as of the date of the Merger Agreement will continue in full force and effect from and after the Effective Time.

        In addition, InSite may purchase a "tail" directors' and officers' liability insurance policy in effect for six years from the closing date covering those persons who are currently covered by the directors' and officers' liability insurance policies of InSite on terms not less favorable than such existing insurance coverage; provided, that InSite shall not spend premiums for any of such insurance to the extent it would exceed 300% of InSite's then current annual premium for directors' and officers' liability insurance.

        From and after the Effective Time, QLT will provide to the directors and officers of InSite that become directors or officers or directors of QLT (including the surviving corporation) such directors' and officers' liability and insurance and indemnification agreements on the same basis and terms that are at least as favorable to those terms that are provided to any other director or officer of QLT.

Termination of the Merger Agreement

        The Merger Agreement may be terminated at any time prior to the closing in the following ways:

  •
  by either QLT or InSite by mutual written consent of the other party;

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  by either QLT or InSite if there shall be passed any law that makes consummation of the Merger or the issuance of QLT common shares in connection with the transactions contemplated by the Merger Agreement illegal or otherwise prohibited, or if any governmental authority shall have issued an order or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order or other action shall have become final and nonappealable; provided, that the party seeking to terminate the Merger Agreement due to such law, regulation, injunction, order or decree has used its commercially reasonable efforts to render inapplicable such law or regulation or remove such judgment injunction, order or decree;

  •
  by either QLT or InSite if the closing shall not have occurred on or before 11:59 p.m., Eastern Time, on December 7, 2015 (the "end date"), except that the right to so terminate the Merger Agreement will not be available to QLT or InSite if its material breach of any obligation under the Merger Agreement has been the cause of or resulted in the failure of the closing to occur by such date;

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  by QLT prior to obtaining the InSite stockholder approval, (i) at any time following an adverse recommendation change by the InSite Board of Directors or (ii) if after the date of the Merger Agreement a company acquisition proposal is publicly announced or disclosed and the InSite Board of Directors fails to affirm the InSite Board Recommendation within five business days after receipt of a written request from QLT to do so (provided, that in no event will the InSite Board of Directors be required to affirm the InSite Board Recommendation more than once with respect to any particular company acquisition proposal or more than once with respect to a material amendment thereof);

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  by either QLT or InSite if the InSite stockholder approval shall not have been obtained upon the taking of such vote(s) at a duly held meeting of stockholders of InSite (including after taking into account any adjustment or postponement thereof);

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  by either QLT or InSite if there is a breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any Event shall have occurred, which breach or event would result in the failure of one or more conditions described under "—Conditions to the Completion of the Merger" to be satisfied on or prior to the end date, and such breach or Event is not capable of being cured or remains uncured by the earlier of (i) the end date) and (ii) 30 business days after detailed written notice thereof has been received by the party alleged to be in breach; provided, however, that the party seeking to terminate the Merger Agreement for these reasons is not then in material breach of any representation, warranty or covenant under the Merger Agreement;

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  by QLT if InSite is in material breach of its agreement under the Merger Agreement not to (i) solicit, initiate or knowingly encourage, knowingly cooperate with any person regarding, or knowingly facilitate (including by way of furnishing material, non-public information) any inquiries or proposals regarding a company acquisition proposal, (ii) participate in any discussions or negotiations regarding any company acquisition proposal, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement, other than any acceptable confidentiality agreement, regarding, or that is intended to result in, or would reasonably be expected to lead to, any company acquisition proposal (each of the foregoing are referred to as the "non-solicitation covenants");

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  by InSite if, at any time prior to receiving the InSite stockholder approval, InSite (i) receives a company acquisition proposal, (ii) such company acquisition proposal did not result from a breach of the non-solicitation covenants in the Merger Agreement, and (iii) the InSite Board of Directors determines in good faith after consultation with its outside legal counsel and with its financial advisors that (A) such company acquisition proposal constitutes a company superior proposal, and (B) in light of such company acquisition proposal, failure to make an adverse recommendation change would be inconsistent with the directors' fiduciary obligations under applicable law; provided, however, that prior to making any adverse recommendation change as a result of a company superior proposal or an intervening event or terminating the Merger Agreement to enter into a definitive acquisition agreement with respect to a company superior proposal, InSite will deliver to QLT a written notice stating that the InSite Board of Directors intends to take such action and that during the four business day period commencing, InSite will make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with QLT and its representatives (to the extent QLT desires to negotiate) regarding a possible amendment to the Merger Agreement so that the company acquisition proposal that is the subject of the notice ceases to be a company superior proposal or so as to obviate the need for an adverse recommendation change as a result of the intervening event, InSite agreeing that any written proposal made by QLT to amend the Merger Agreement during such four business day period will be considered by the InSite Board of Directors in good faith; provided, further, that if InSite terminates the Merger Agreement for these reasons, it must pay the Termination Fee (as described below) to QLT in advance of or concurrently with such termination in immediately available funds; or

  •
  by QLT if InSite shall have received from the FDA either a BromSite Refusal Letter or a BromSite Issue Letter.

Termination Fee; Effect of Termination

        Under the Merger Agreement, InSite will be required to pay QLT the Termination Fee of $1,170,000 if the Merger Agreement is terminated:

  •
  by QLT due to an adverse recommendation change by the InSite Board of Directors;

  •
  by QLT because a company acquisition proposal is publicly announced or disclosed and the InSite Board of Directors fails to affirm the InSite Board Recommendation within five business days after receipt of a written request from QLT to do so (prior to receiving the InSite stockholder approval or in the event InSite stockholder approval is not obtained);

  •
  by QLT if InSite is in material breach of the non-solicitation covenants in the Merger Agreement; or

  •
  by InSite if, at any time prior to receiving the InSite stockholder approval, InSite (i) receives a company acquisition proposal, (ii) such company acquisition proposal did not result from a breach of the non-solicitation covenants in the Merger Agreement, and (iii) the InSite Board of Directors determines in good faith after consultation with its outside legal counsel and with its financial advisors that (A) such company acquisition proposal constitutes a company superior proposal, and (B) in light of such company acquisition proposal, failure to make an adverse recommendation change would be inconsistent with the directors' fiduciary obligations under applicable law; provided, however, that prior to terminating the Merger Agreement to enter into a definitive acquisition agreement with respect to a company superior proposal, InSite will deliver to QLT a written notice stating that the InSite Board of Directors intends to take such action and that during the four business day period commencing after delivering such notice, InSite will make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with QLT and its representatives (to the extent QLT desires to negotiate) regarding a possible amendment to the Merger Agreement so that the company acquisition proposal that is the subject of the notice ceases to be a company superior proposal or so as to obviate the need for an adverse recommendation change as a result of the intervening event, InSite agreeing that any written proposal made by QLT to amend the Merger Agreement during such four business day period will be considered by the InSite Board of Directors in good faith.

        If the Merger Agreement is terminated by QLT or InSite because the Merger has not been consummated by the end date (solely because the requisite vote for approval of the Merger by the InSite stockholders has not been obtained) or because the InSite stockholder approval has not been obtained and prior to the termination of the Merger Agreement or prior to the InSite stockholders meeting at which the InSite stockholder approval was not obtained, as applicable, a company acquisition proposal was publicly announced or disclosed and within twelve months after the date of such termination, InSite enters into a definitive agreement to engage in a company competing transaction or consummates a company competing transaction, then InSite will, prior to the consummation of the company competing transaction, pay to QLT an amount in cash equal to the Termination Fee (provided that for all purposes hereunder, the references in the definition of company competing transaction to "15%" will be deemed to be references to 50%).

Obligations in Event of Termination

        In the event of a termination as described above, the Merger Agreement will become void and of no effect except for certain sections of the Merger Agreement. Such termination will not relieve any party to the Merger Agreement of any liability for any breach of any representation or warranty known by the party making such representation or warranty to be materially untrue or any willful or intentional breach of any covenant or agreement set forth in the Merger Agreement. In the case of the preceding sentence, the non-breaching party will be entitled to seek damages based on what such party believes to be an appropriate theory of damages. No termination of the Merger Agreement will affect the obligations of the parties contained in the confidentiality agreement, all of which obligations will survive termination of the Merger Agreement in accordance with its terms.

Expenses

        Whether the transactions contemplated by the Merger Agreement are or are not consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereunder will be paid by the party incurring such costs and expenses, subject to certain exceptions, including the following:

  •
  QLT will, upon request by InSite, advance all reasonable out-of-pocket expenses incurred by InSite or any of its subsidiaries in connection with any Pre-Acquisition Action, or, promptly upon request by InSite, reimburse InSite or its subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and taxes incurred in connection with any Pre-Acquisition Action; and

  •
  QLT will pay any out-of-pocket fees, expenses and costs and taxes, liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties suffered by InSite and its subsidiaries and direct and indirect equityholders and their respective representatives in connection with any Pre-Acquisition Action.

Amendment

        Any provision of the Merger Agreement may, at any time prior to closing, be amended or waived if such amendment or waiver is in writing and signed, in the case of an amendment, by QLT, InSite and Merger Sub; provided, however, that after the requisite vote of InSite stockholders approving the Merger has been obtained, no amendment, modification or supplement of the Merger Agreement will be made unless, to the extent required by applicable law, such amendment is approved by InSite's stockholders.

Governing Law

        The Merger Agreement is governed by and construed in accordance with the laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware of any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Injunctive Relief

        QLT and InSite have acknowledged and agreed that each would be irreparably harmed if any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached for which money damages would not be an adequate remedy at law. Accordingly, QLT and InSite agree that each will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of the Merger Agreement and agree to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware without regard to any bonding requirement under applicable law.

 SECURED NOTE

        In connection with the execution of the Merger Agreement, on June 8, 2015, InSite and QLT entered into the Secured Note pursuant to which QLT agreed, subject to the terms and conditions thereof, to provide a secured line of credit of up to $9,853,333 to InSite. Interest accrues on the amounts borrowed at the rate of 12% per annum.

        Pursuant to the terms of the Secured Note, InSite borrowed, contemporaneously with execution of the Secured Note, an amount equal to $2,360,000 in connection with InSite's submission of the BromSite NDA. Provided that the Merger Agreement has not then been terminated and certain other conditions to borrowing continue to be satisfied, InSite has the right to draw an additional $600,000 to finance certain manufacturing costs and may also borrow up to $1,100,000 per month until November 30, 2015, and up to $293,333 in December 2015. In addition to the $2,360,000 borrowed in connection with the BromSite NDA submission, as of July 22, 2015, InSite had borrowed $2,200,000 to fund operating expenses.

        The Secured Note is secured by a first priority security agreement over substantially all of the assets of InSite pursuant to the terms of a Security Agreement, dated as of June 8, 2015, between InSite and QLT. The Secured Note also includes (i) certain restrictive covenants which restrict the ability of InSite and its subsidiaries to, among other things, incur indebtedness, grant liens on their assets, pay dividends or sell assets and (ii) events of default, including failure to pay amounts when due, breaches of representations and warranties in the loan documents and certain bankruptcy events.

        All borrowings under the Secured Note will be due and payable 12 months following the termination of the Merger Agreement except that InSite's obligation to repay those amounts will accelerate and become due and payable on the occurrence of any event of default or on the termination of the Merger Agreement under the following circumstances: (1) QLT terminates the Merger Agreement as a result of the InSite Board of Directors (A) changing or withdrawing the InSite Board Recommendation following the time of its receipt of a Company Superior Proposal (as defined in the Merger Agreement) or (B) failing to reaffirm the InSite Board Recommendation within five days of QLT requesting such reaffirmation following a publicly announced Company Acquisition Proposal (as defined in the Merger Agreement); (2) InSite terminates the Merger Agreement to engage in a competing transaction constituting a Company Superior Proposal; or (3) InSite completes a competing transaction following certain termination events under the Merger Agreement.

        Pursuant to a certain Securities Purchase Agreement, dated as of October 9, 2014, InSite issued the InSite Notes to certain noteholders ("InSite Noteholders") and, in connection therewith, granted security for the payment and performance of such obligations to U.S. Bank National Association, as collateral agent for InSite Noteholders (the "Notes Representative"). QLT, the Notes Representative and InSite entered into an Intercreditor Agreement, dated as of June 9, 2015 ("Intercreditor Agreement"), pursuant to which, among other things, the Notes Representative, on behalf of InSite Noteholders, agreed to subordinate such security interests, at the direction of the required InSite Noteholders, to the security interest of QLT.

        Under the Intercreditor Agreement, upon the occurrence of the Closing Date (as defined in the Merger Agreement), (i) all liens in favor of any InSite Noteholders and the Notes Representative shall be deemed to rank senior in all respects to the liens granted in favor of QLT securing the interests of QLT under the Secured Note, (ii) QLT shall promptly deliver to the Notes Representatives all collateral that it is holding as part of such security and (iii) QLT and the required InSite Noteholders shall work in good faith to promptly negotiate and execute an amendment to the Intercreditor Agreement to provide for QLT to be the second priority creditor and the Notes Representative to be the first priority creditor, all on terms that are substantially equivalent to those set forth in the Intercreditor Agreement governing the relative priorities and rights of the parties.

        However, if there is a termination of the Merger Agreement by InSite as a result of a breach by QLT described in the sixth bullet under "The Merger Agreement—Termination of the Merger Agreement" above, all liens in favor the Notes Representative for the InSite Noteholders shall be deemed to rank pari passu in all respects with the liens in favor of QLT securing the interests of QLT under the Secured Note and (ii) in furtherance of the foregoing, QLT and the required InSite Noteholders shall work in good faith to promptly negotiate and execute an amendment to the Intercreditor Agreement to give effect to such pari passu ranking.

        In connection with the above, certain InSite Noteholders holding in the aggregate approximately $5.25 million principal amount of the InSite Notes and InSite entered into the Amendment, Waiver and Consent whereby certain terms, including the maturity date, of the InSite Notes were amended. Under such Amendment, Wavier and Consent, the outstanding principal balance of all InSite Notes together with all accrued and unpaid interest hereunder becomes due and payable in a lump sum on the day which is the earlier to occur of (i) 6 months following the Closing Date (as is defined in the Merger Agreement) and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger and the InSite Noteholders party to the Amendment, Waiver and Consent also agreed to waive any optional redemption rights in respect of the InSite Notes.

 THE VOTING AGREEMENTS

        The following is a summary of the material provisions of the voting agreements entered into by QLT and certain shareholders of InSite, and is qualified in its entirety by reference to the full text of such voting agreements, a form of which is attached as Exhibit A to Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus.

        Concurrently with the execution and delivery of the Merger Agreement, QLT entered into a voting agreement with each of Broadfin and Nicky V LLC, which persons are collectively referred to in this proxy statement/prospectus as the "Voting Agreement Stockholders." As of the record date for the special meeting, the Voting Agreement Stockholders owned in the aggregate                          shares of InSite common stock, or approximately                % of the shares of InSite common stock outstanding. Each of the Voting Agreement Stockholders has agreed to vote (or cause to be voted) all shares of InSite common stock owned, indirectly or directly, now or in the future, whether beneficially or of record, by such stockholder, which shares are referred to in this proxy statement/prospectus as the "subject InSite shares," at any meeting of the InSite stockholders, or at any adjournment or postponement thereof, and in connection with every action taken by written consent of the stockholders of InSite:

  •
  in favor of, and will otherwise support, the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement;

  •
  in favor of any other matter reasonably relating to the consummation or facilitation of, or otherwise in furtherance of, the transactions contemplated by the Merger Agreement; and

  •
  except for the Merger and the Merger Agreement, against, and not otherwise support, any company competing transaction or any other action, agreement or transaction submitted for approval of InSite's stockholders that is intended, or would reasonably be expected, to materially impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely affect consummation of the Merger or any of the transactions contemplated by the Merger Agreement or the applicable voting agreement, including any extraordinary transaction, including any merger, consolidation, sale of assets, recapitalization or other business combination involving InSite or any of its subsidiaries or any other action or agreement that would reasonably be expected to result in a material breach of any covenant, representation or warranty or any other obligation or agreement of InSite under the Merger Agreement or that would reasonably be expected to result in any of the conditions to InSite's obligations under the Merger Agreement not being fulfilled or satisfied.

Restrictions on Transfer, Granting of Proxies and Voting Trusts Regarding Common Shares Held by the Voting Agreement Stockholders

        The Voting Agreement Stockholders have agreed to certain transfer restrictions for the subject InSite shares. In particular, prior to the termination of the voting agreements, the Voting Agreement Stockholders may not (i) directly or indirectly, pledge, encumber, assign, transfer or otherwise dispose of any or all of their subject InSite shares or enter into any related contract, option, agreement, arrangement or understanding (including any profit sharing agreement), (ii) grant any proxies or powers of attorney with respect to any or all such subject QLT common shares or (iii) deposit any such subject QLT common shares into a voting trust or enter into a voting agreement with respect to such shares. Each voting agreement will terminate upon consummation of the Merger and, accordingly, the restrictions contained therein will no longer apply following the Effective Time.

Termination of the Voting Agreements

        The voting agreements will terminate upon the earlier of (i) the date of the termination of the Merger Agreement, (ii) the date of any amendment, modification, change or waiver to any provision of the Merger Agreement that reduces the amount or changes the form of the Merger Consideration (subject to adjustment in accordance with the terms of the Merger Agreement), (iii) the Effective Time, and (iv) the date on which the InSite Board of Directors, pursuant to Section 5.4 of the Merger Agreement, effects an adverse recommendation change.

 INFORMATION ABOUT THE PARTIES

InSite Vision Incorporated

        InSite, a Delaware corporation, is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. InSite's current portfolio of products is based on its proprietary DuraSite® sustained drug delivery technology.

        InSite's principal executive offices are located at 965 Atlantic Avenue, Alameda, California 94501 and its telephone number is (510) 865-8800. Its website address is www.insitevision.com. The information contained in, or that can be accessed through, InSite's website is not intended to be incorporated into this proxy statement/prospectus.

        Additional information regarding InSite and its subsidiaries is included under "The Business of InSite" beginning on page 167 of this proxy statement/prospectus.

QLT Inc.

        QLT, a British Columbia corporation, is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT's core operations currently consist of a clinical development program dedicated to the development of its synthetic retinoid, QLT091001, for the treatment of certain age-related and inherited retinal diseases. QLT's head office is based in Vancouver, British Columbia, Canada and QLT's common shares are publicly traded on the TSX under the symbol "QLT" and NASDAQ under the symbol "QLTI."

        Additional information regarding QLT and its subsidiaries is included under "The Business of QLT" beginning on page 150 of this proxy statement/prospectus and in documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

Isotope Acquisition Corp.

        Isotope Acquisition Corp., an indirect wholly owned subsidiary of QLT, is a Delaware corporation that was formed on May 7, 2015, for the sole purpose of effecting the Merger. To date, Isotope Acquisition Corp. has not conducted any activities other than those incident to its formation, the execution of the Merger Agreement and the taking of certain steps in connection therewith, including the preparation of applicable filings under the U.S. securities laws made in connection with the Merger and related transactions. In the Merger, Isotope Acquisition Corp. will be merged with and into InSite, with InSite surviving as an indirect wholly owned subsidiary of QLT.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QLT

        The following table presents selected historical consolidated financial data of QLT. The selected historical consolidated financial data as of December 31, 2014 and 2013 and for each of the years in the three year period ended December 31, 2014, is derived from QLT's audited consolidated financial statements and accompanying notes, which are contained in QLT's Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus. Similarly, the selected historical consolidated financial data as of March 31, 2015 and 2014 and for each of the three month periods then ended March 31, 2015 and 2014, is derived from QLT's unaudited condensed consolidated financial statements and accompanying notes, which are contained in QLT's Quarterly Report on Form 10-Q for the three months ended March 31, 2015, which is incorporated by reference into this proxy statement/prospectus. The selected historical consolidated financial data as of December 31, 2012, 2011 and 2010 and for each of the years then ended, is derived from QLT's audited consolidated financial statements and accompanying notes, which are included in QLT's Annual Reports on Form 10-K as previously filed with the SEC but are not incorporated by reference into this proxy statement/prospectus.

        The unaudited selected historical financial data presented is consistent with the unaudited condensed consolidated financial statements as at and for the three months ended March 31, 2015 and the audited consolidated financial statements for the years ended December 31, 2014, 2013, 2012, 2011 and 2010. In addition, in QLT management's opinion, the unaudited selected historical financial data reflect all normal and recurring adjustments necessary for the fair presentation of the results in those periods.

        The unaudited selected historical financial data presented below is only a summary and is not necessarily indicative of the future results of QLT or the combined company following the consummation of the Merger. The following information should be read in conjunction with QLT's consolidated financial statements, accompanying notes and Management's Discussion and Analysis of Financial Condition and Results of Operations sections included in the Annual Report on Form 10-K for the year ended December 31, 2014 and in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, which are incorporated by reference into this proxy statement/prospectus, and other reports filed with the SEC. For more information, see the section titled "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

	Three Months Ended March 31,		Years Ended December 31,
	2015	2014	2014	2013(a)	2012(b)	2011	2010(d)
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Operating expenses:
Research and development	2,208	4,813	13,803	18,509	24,578	23,043	11,456
Selling, general, and administrative	3,619	2,156	16,791	6,986	15,082	17,059	13,881
Depreciation	188	229	891	964	1,165	1,292	1,075
Restructuring Charges	—	571	744	2,031	13,850	—	—
Termination Fee	—	—	(28,400)	—	—	—	—

Total operating expenses	6,015	7,769	3,829	28,490	54,675	41,394	26,412

Loss from operations	(6,015)	(7,769)	(3,829)	(28,490)	(54,675)	(41,394)	(26,412)
Other income (expense), net	128	1,522	(368)	3,251	8,511	11,216	19,268

Loss before income taxes	(5,887)	(6,247)	(4,197)	(25,239)	(46,164)	(30,178)	(7,144)
Income tax (expense) recovery	(9)	(215)	192	(599)	3,900	(1,201)	(2,126)

Net loss from continuing operations	(5,896)	(6,462)	(4,005)	(25,838)	(42,264)	(31,379)	(9,270)
(Loss) Income from discontinued operations, net of tax:	—	—	(66)	967	87,962	963	(8,269)
Net (loss) income applicable to common shareholders(c)	$(5,896)	$(6,462)	$(4,071)	$(24,871)	$45,698	$(30,416)	$(17,539)

Net (loss) income per common share:
Basic	$(0.12)	$(0.13)	$(0.08)	$(0.49)	$0.91	$(0.61)	$(0.33)

Diluted	$(0.12)	$(0.13)	$(0.08)	$(0.49)	$0.91	$(0.61)	$(0.33)

Weighted average number of common shares used to compute net (loss) income per common share
Basic	51,237,107	51,081,878	51,126,396	50,908,953	50,112,389	50,104,788	52,382,373

Diluted	51,237,107	51,081,878	51,126,396	50,908,953	50,112,389	50,104,788	52,382,373

		As of December 31,
	As of March 31, 2015
		2014	2013(a)	2012(b)	2011	2010(d)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$151,270	$155,908	$118,521	$307,384	$205,597	$209,478
Total assets	155,370	160,371	163,867	401,218	344,544	387,783
Total stockholders' equity	151,187	156,512	157,784	388,318	329,005	372,944

Footnotes:

        The comparability of the foregoing information was impacted by certain divestitures that have occurred since 2009. The following footnotes have been provided to supplement the financial data summarized above.

  (a)
  On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology to Mati Therapeutics Inc. pursuant to an asset purchase agreement. During the year ended December 31, 2013, QLT recognized a $1.1 million gain within discontinued operations, which represented $1.2 million of sale proceeds net of the $0.2 million carrying value of certain equipment sold and a negligible amount of other transaction fees.

    On June 27, 2013, QLT completed a $200.0 million special cash distribution, by way of a reduction of the paid-up capital of QLT's common shares (the "Cash Distribution"). The Cash Distribution was approved by QLT's shareholders at QLT's annual and special shareholders' meeting on June 14, 2013. All shareholders of record as at June 24, 2013 (the "Record Date") were eligible to participate in the Cash Distribution and received a payment of approximately $3.92 per share based upon the 51,081,878 common shares issued and outstanding on the Record Date.

  (b)
  On September 24, 2012, QLT completed the sale of its Visudyne business to Valeant Pharmaceuticals International, Inc. Pursuant to the asset purchase agreement, QLT received $112.5 million at closing, of which $7.5 million was held in escrow and released to QLT on September 26, 2013. During the year ended December 31, 2012, QLT recognized a pre-tax gain of $101.4 million related to this transaction within discontinued operations.

  (c)
  Net income (loss) per common share includes the following amounts of stock-based compensation expense:

	As of March 31,		As of December 31,
	2015	2014	2014	2013	2012	2011	2010
Research and development	$205	$335	$840	$358	$1,537	$708	$420
Selling, general and administrative	$137	$203	$554	$209	$1,783	$1,316	$935
Discontinued Operations	$—	$—	$—	$—	$2,431	$949	$1,139
  (d)
  The net loss for the year ended December 31, 2010 reflects a tax provision of $10.9 million which was primarily due to a net increase in QLT's valuation allowance resulting from lack of sufficient evidence available to support QLT's continued recognition of certain future tax benefits.

      For all years presented there were no cash dividends per common share.

 SELECTED QUARTERLY HISTORICAL FINANCIAL DATA OF QLT

2015	31-Mar
(in thousands of U.S. dollars except per share information)
Research and development expenses	$2,208
Net loss from continuing operations	(5,896)
Net loss	(5,896)
Basic and diluted net (loss) income per common share(c)
Continuing operations	$(0.12)
Discontinued operations	$0.00

Net loss per common share	$(0.12)

2014(a)	31-Dec	30-Sep	30-Jun	31-Mar
Research and development expenses	$2,119	$2,792	$4,079	$4,813
Net loss from continuing operations	15,964	(4,926)	(8,581)	(6,462)
Net loss	15,961	(4,932)	(8,638)	(6,462)
Basic and diluted net (loss) income per common share(c)(d)
Continuing operations	$0.31	$(0.10)	$(0.17)	$(0.13)
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Net income (loss) per common share	$0.31	$(0.10)	$(0.17)	$(0.13)

2013(b)	31-Dec	30-Sep	30-Jun	31-Mar
Research and development expenses	$4,794	$5,243	$4,392	$4,080
Net loss from continuing operations	(5,701)	(7,492)	(6,029)	(6,616)
Net loss	(4,849)	(7,396)	(6,199)	(6,427)
Basic and diluted net (loss) income per common share(c)
Continuing operations	$(0.11)	$(0.15)	$(0.12)	$(0.13)
Discontinued operations	$0.02	$0.00	$0.00	$—

Net loss per common share	$(0.10)	$(0.14)	$(0.12)	$(0.13)

Footnotes:

  (a)
  On October 8, 2014, the Agreement and Plan of Merger (the "Auxilium Merger Agreement") among QLT, Auxilium Pharmaceuticals, Inc. ("Auxilium"), QLT Holding Corp. and QLT Acquisition Corp. terminated after Auxilium delivered a notice of termination to QLT informing QLT that Auxilium's board of directors had determined that an offer from Endo International plc to acquire all of the issued and outstanding shares of Auxilium was a superior proposal under the terms of the Auxilium Merger Agreement. Due to this change in recommendation by Auxilium's board of directors and in accordance with the termination provisions of the Auxilium Merger Agreement, on October 9, 2014 Auxilium paid QLT a termination fee of $28.4 million. On October 22, 2014, pursuant to the terms of QLT's financial advisory services agreement with Credit Suisse, QLT paid Credit Suisse a fee of $5.7 million in connection the termination of the Auxilium Merger Agreement.

  (b)
  On April 3, 2013, QLT completed the sale of its punctal plug drug delivery system technology to Mati pursuant to an asset purchase agreement.

  (c)
  Basic and diluted (loss) income per common share are determined separately for each quarter. As a result, the sum of the quarterly amounts may differ from the annual amounts disclosed in the consolidated financial statements due to the use of different weighted average numbers of shares outstanding.

  (d)
  At December 31, 2014, basic income per common share was calculated using a weighted average common share total of 51,190,589, while diluted income per common share was calculated using a weighted average common share total of 51,219,970, as the restricted stock units had a dilutive impact during the three months ended December 31, 2014. However, the dilutive impact did not change the income per common share value, as basic and diluted net income per common share were calculated as $0.31.

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INSITE

        The following table sets forth InSite's selected consolidated financial data for the periods and as of the dates indicated. The selected consolidated financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from InSite's audited consolidated financial statement for those periods. The selected consolidated financial data as of and for the three months ended March 31, 2015 and 2014 are derived from InSite's unaudited condensed consolidated financial statements for those periods. In the opinion of management, the unaudited financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of its financial position and results of operations for these periods.

        The information in the following table is only a summary and is not indicative of the results of future operations of InSite. You should read the following information together with "InSite Management's Discussion and Analysis of Financial Condition and Results of Operations of InSite" beginning on page 187 of this proxy statement/prospectus and InSite's audited consolidated financial statements for the fiscal years ended December 31, 2014 and 2013 and unaudited condensed consolidated financial statements for the three months ended March 31, 2015 and 2014, included in this proxy statement/prospectus.

Consolidated Statements of Operations Data

	Three Months Ended March 31, 2015		Year Ended December 31,
(in thousands, except per share data)	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data
Revenues:
Royalties	$359	$1,146	$2,005	$14,787	$21,641	$15,138	$11,120
Sale of royalty rights, net	—	—	—	15,490	—	—	—
Licensing fee, milestone amortization and other	3,017	7	6,209	545	—	785	747

Total revenues	3,376	1,153	8,214	30,822	21,641	15,923	11,867

Expenses:
Research and development	2,104	2,547	9,134	11,578	15,479	7,337	4,974
General and administrative	1,638	1,940	5,721	5,754	5,781	5,645	4,511
Cost of revenues, principally royalties to third parties	131	138	578	385	1,062	1,917	1,727

Total expenses	3,873	4,625	15,433	17,717	22,322	14,899	11,212
Gain on extinguishment of debt	—	—	35,999	—	—	—	—
Interest expense and other, net	(563)	(1,787)	(3,516)	(7,896)	(9,494)	(10,167)	(10,248)
Change in fair value of warrant liability	232	580	1,497	572	1,898	2,201	—

Net income (loss)	$(828)	$(4,679)	$26,761	$5,781	$(8,277)	$(6,942)	$(9,593)

Net income (loss) per share:
Income (loss) per share—basic	$(0.01)	$(0.04)	$0.20	$0.04	$(0.06)	$(0.06)	$(0.10)

Income (loss) per share—diluted	$(0.01)	$(0.04)	$0.20	$0.04	$(0.06)	$(0.06)	$(0.10)

Weighted average shares used in per share calculation:
—Basic	131,951	131,951	131,951	131,951	131,951	111,769	94,774

—Diluted	131,951	131,951	132,385	132,433	131,951	111,769	94,774

 Consolidated Balance Sheet Data

		As of December 31,
	As of March 31, 2015
(in thousands)		2014	2013	2012	2011	2010
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$1,050	$1,656	$8,251	$9,322	$26,395	$16,468
Working capital, exclusive of deferred revenues	$(7,775)	$(7,171)	$(35,656)	$(3,424)	$14,303	$14,104
Total assets	$4,098	$4,905	$14,165	$17,759	$32,401	$23,586
Secured notes payable	$5,199	$5,199	$41,281	$51,883	$58,558	$60,000
Accumulated deficit	$(176,090)	$(175,262)	$(202,023)	$(207,804)	$(199,527)	$(192,585)
Total stockholders' deficit	$(8,139)	$(7,502)	$(35,154)	$(41,869)	$(34,539)	$(42,220)

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
COMBINED FINANCIAL STATEMENTS

        The unaudited pro forma condensed consolidated combined financial statements (the "Pro Forma Financial Statements") of QLT and InSite reflect various adjustments to give effect to the following related transactions, (together the "Transactions") and the resulting tax effects:

  •
  QLT's proposed acquisition of InSite, pursuant to the terms of the Merger Agreement, for approximately $30.6 million. The $30.6 million is comprised of the market value of the QLT common shares to be issued in exchange for shares of InSite common stock as at the closing date of the Merger and funds advanced to InSite prior to the close of the Merger under the Secured Note.

  •
  QLT's proposed $70.0 million return of capital to its shareholders (the "Distribution"), which was approved by QLT's Board of Directors.

  •
  QLT's proposed Private Placement of $20.0 million.

        The Merger will be accounted for under the acquisition method of accounting for business combinations under U.S. GAAP, with QLT being the accounting and legal acquirer.

        The unaudited pro forma condensed consolidated combined balance sheet (the "Pro Forma Balance Sheet") as at March 31, 2015 is based on the historical consolidated balance sheets of QLT and InSite after giving effect to the Transactions as if they had occurred on March 31, 2015. Similarly, the unaudited condensed consolidated pro forma combined statements of operations and comprehensive (loss) income (the "Pro Forma Statements of Operations") for the year ended December 31, 2014 and three months ended March 31, 2015 are based on the historical consolidated statements of operations of QLT and InSite after giving effect to the Transactions as if they had occurred on January 1, 2014.

        The historical consolidated financial information has been adjusted in the Pro Forma Financial Statements to give effect to pro forma events that are (1) directly attributable to the Transactions, (2) factually supportable and (3) with respect to the Pro Forma Statements of Operations, are expected to have a continuing impact on the results of operations.

        The Pro Forma Financial Statements and adjustments have been prepared based upon currently available information and certain assumptions, which are described in the accompanying notes thereto. Given that the acquisition method of accounting is dependent upon certain valuations and other analyses that have yet to be completed; the assumptions, estimates and adjustments reflected in the Pro Forma Financial Statements are preliminary and subject to change. The determination of the final acquisition accounting and actual results may differ materially from the assumptions, estimates and adjustments reflected in the Pro Forma Financial Statements. Furthermore, the accompanying Pro Forma Statements of Operations do not reflect the financial impact of any expected costs savings, synergies, integration costs or non-recurring activities and one-time transaction costs that may be realized or incurred in subsequent reporting periods.

        The Pro Forma Financial Statements are provided for information purposes only and are not intended to represent, or be indicative of, future anticipated financial results or the results that would have occurred had the Transactions been consummated on the dates indicated. The Pro Forma Financial Statements and notes thereto, should be read in conjunction with: (i) the historical audited and unaudited consolidated financial statements and related notes of QLT, which are incorporated by reference into this proxy statement/prospectus, and (ii) the historical audited and unaudited consolidated financial statements and related notes of InSite that are included in this proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet

QLT Inc. and InSite Vision Incorporated

As at March 31, 2015
(in thousands, except share data)

	QLT	InSite	Pro Forma Adjustments	Note Reference	Pro Forma Combined QLT/InSite	Distribution(5)	Private Placement(6)	Pro forma combined QLT/InSite post Distribution and Private Placement
ASSETS
Current assets:
Cash and cash equivalents	$151,270	$1,050	$(4,560)	4(a)	$147,760	$(70,000)	$20,000	$97,760
Restricted cash	—	—	—		—	25,000	—	25,000
Accounts receivable—current	258	363	—		621	—	—	621
Prepaid expenses and other current	1,016	272	—		1,288	—	—	1,288
Income tax receivable	14	—	—		14	—	—	14
Debt issuance costs, net	—	895	(895)	4(b)	—	—	—	—

Total current assets	152,558	2,580	(5,455)		149,683	(45,000)	20,000	124,683

Accounts receivable—non-current	2,000	—	—		2,000	—	—	2,000
Intangibles	—	—	45,088	4(c)	45,088	—	—	45,088
Goodwill	—	—	17,613	4(d)	17,613	—	—	17,613
Property and equipment, net	812	1,518	—		2,330	—	—	2,330

Total assets	$155,370	$4,098	$57,246		$216,714	$(45,000)	$20,000	$191,714

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,659	$539	$—		$3,198	$—	$—	$3,198
Accrued liabilities	1,164	3,472	—		4,636	—	—	4,636
Assumed liability	—	—	12,771	4(e)	12,771	—	—	12,771
Lease incentive, current	—	186	(186)	4(f)	—	—	—	—
Secured notes payable	—	5,199	2,601	4(g)	7,800	—	—	7,800
Warrant liability	—	959	—		959	—	—	959
Convertible note	—	—	—		—	25,000	—	25,000

Total current liabilities	3,823	10,355	15,186		29,364	25,000	—	54,364

Deferred revenue	—	1,000			1,000	—	—	1,000
Lease incentive	—	882	(882)	4(f)	—	—	—	—
Uncertain tax positions	360	—	—		360	—	—	360
Deferred tax liability	—	—	18,486	4(h)	18,486	—	—	18,486

Total liabilities	4,183	12,237	32,790		49,210	25,000	—	74,210

Stockholders' equity (deficit):
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued and outstanding	—	—	—		—	—	—	—
Common stock	467,339	1,320	14,998	4(i)	483,657	—	20,000	503,657
Additional paid-in capital	98,104	166,631	(166,631)	4(j)	98,104	(70,000)	—	28,104
Accumulated deficit	(517,225)	(176,090)	176,090	4(k)	(517,225)	—	—	(517,225)
Accumulated other comprehensive income	102,969	—	—		102,969	—	—	102,969

Total stockholders' equity (deficit)	151,187	(8,139)	24,457		167,505	(70,000)	20,000	117,505

Total liabilities and stockholders' equity (deficit)	$155,370	$4,098	$57,246		$216,714	$(45,000)	$20,000	$191,714

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive (Loss) Income

QLT Inc. and InSite Vision Incorporated

For the year ended December 31, 2014
(in thousands, except share and per share data)

	QLT	InSite	Reclassification Adjustments(7)	Pro Forma Adjustments	Note Reference	Pro Forma Combined QLT/InSite
Revenues
Royalties	$—	$2,005	$—	$—		$2,005
Licensing fee	—	6,000	—	—		6,000
Other revenues	—	209	—	—		209

Total revenues	—	8,214	—	—		8,214

Expenses
Research and development	13,803	9,134	(300)	—		22,637
Selling, general and administrative	16,791	5,721	(35)	(615)	7(a)	21,862
Cost of revenue, principally royalties to third parties	—	578	—	—		578
Depreciation	891	—	335	739	7(b)	1,965
Restructuring charges	744	—	—	—		744
Termination Fee	(28,400)	—	—	—		(28,400)

Total expenses	3,829	15,433	—	124		19,386

Operating loss	$(3,829)	$(7,219)	$—	$(124)		$(11,172)
Other (expense) income
Net foreign exchange gains (losses)	(62)	—	—	—		(62)
Interest income	113	—	—	—		113
Interest expense and other, net	—	(3,516)	3	—		(3,513)
Gain on extinguishment of debt	—	35,999	—	—		35,999
Fair value change in warranty liability	—	1,497	—	—		1,497
Fair value change in contingent consideration	(534)	—	—	—		(534)
Other	115	—	(3)	—		112

Total other (expense) income	(368)	33,980	1	—		33,613

(Loss) income from continuing operations before income taxes	(4,197)	26,761	1	(124)		22,441
Recovery of (provision for) income taxes	192	—	(1)	—		191

Net (loss) income and comprehensive (loss) income	$(4,005)	$26,761	$—	$(124)		$22,632

Basic and diluted net (loss) income per common share(8)
Basic net (loss) income per common share	$(0.08)	$0.20				$0.38
Diluted net (loss) income per common share	$(0.08)	$0.20				$0.38
Weighted average number of common shares outstanding (in thousands)
Basic	51,126	131,951
Diluted	51,126	132,385
Shares used to compute net income (loss) per share						62,609

Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss

QLT Inc. and InSite Vision Incorporated

For the three months ended March 31, 2015
(in thousands, except share and per share data)

	QLT Inc.	InSite	Reclassification Adjustments(7)	Pro Forma Adjustments	Note Reference	Pro Forma Combined QLT/InSite
Revenues
Royalties	$—	$359	$—	$—		$359
Licensing fee	—	3,000	—	—		3,000
Other revenues	—	17	—	—		17

Total revenues	—	3,376	—	—		3,376

Expenses
Research and development	2,208	2,104	(9)	—		4,303
Selling, general and administrative	3,619	1,638	(76)	(2,136)	7(a)	3,045
Cost of revenue, principally royalties to third parties	—	131		—		131
Depreciation	188	—	85	185	7(b)	458

Total expenses	6,015	3,873	—	(1,951)		7,937

Operating loss	$(6,015)	$(497)	$—	$1,951		$(4,561)
Other (expense) income
Net foreign exchange gains (losses)	98	—	—	—		98
Interest income	32	—	—	—		32
Interest expense and other, net	—	(563)	35	—		(528)
Fair value change in warranty liability	—	232	—	—		232
Other	(2)	—	(34)	—		(36)

Total other (expense) income	128	(331)	1	—		(202)

Loss before income taxes	(5,887)	(828)	1	1,951		(4,763)
Provision for income taxes	(9)	—	(1)	—		(10)

Net loss and comprehensive loss	$(5,896)	$(828)	$—	$1,951		$(4,773)

Basic and diluted net loss per common share(8)
Net loss per common share	$(0.12)	$(0.01)				$(0.08)
Weighted average number of common shares outstanding (in thousands)
Basic and diluted	51,237	131,951
Shares used to compute net loss per share						62,609

1.     Basis of Presentation

        All financial data in these Pro Forma Financial Statements are presented in U.S. dollars and have been prepared in accordance with accounting policies that conform to U.S. GAAP and the rules and regulations of SEC Regulation S-X.

        Financial information in the QLT and InSite columns in the Pro Forma Balance Sheet represents the historical condensed consolidated balance sheets of QLT and InSite as at March 31, 2015. Financial information presented in the QLT and InSite columns in the Pro Forma Statement of Operations represents the historical consolidated statements of operations of QLT and InSite for the twelve months ended December 31, 2014 and the three months ended March 31, 2015.

        The proposed Merger will be accounted for under the acquisition method of accounting for business combinations pursuant to Accounting Standards Codification ("ASC") No. 805—Business Combinations. ASC No. 805 requires, among other things, that the assets acquired and liabilities assumed be recognized at their fair values as of the proposed Merger date. ASC No. 820—Fair Value Measurements, which establishes a framework for measuring fair values, defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date."

2.     Preliminary Purchase Consideration

        Pursuant to the terms of the Merger Agreement, each share of InSite common stock issued and outstanding immediately prior to consummation of the proposed Merger will be converted into 0.048 of a validly issued, fully paid and non-assessable QLT common share. The exchange ratio is fixed and not subject to further adjustment. Based on this exchange ratio, the accompanying Pro Forma Financial Statements reflect the preliminary purchase price for the proposed Merger as follows:

Purchase Consideration (in thousands, except share data)		Note Reference
Number of InSite common shares as of March 31, 2015	131,951,033
InSite warrants	3,464,456	2	(i)
InSite options	—	2	(i)

Total number of InSite common shares as of March 31, 2015	135,415,489
Exchange ratio pursuant to the merger agreement	0.048

Number of QLT common shares to be issued to InSite shareholders	6,499,943
Add: Number of QLT common shares outstanding & issued as of March 31, 2015	51,255,700
Add: QLT Restricted Share Units	64,000	2	(ii)
Add: QLT options exercised	1,509,698	2	(ii)

Estimated number of common shares of the combined company	59,329,341
QLTI USD stock price as at July 22, 2015	4.01
Implied consideration per share paid to InSite shareholders	0.19

Total preliminary estimated share consideration	$26,065	2	(iii)
Senior Secured Credit Line granted to InSite	$4,560	2	(iv)

Total Purchase Consideration	$30,625

i.
Represents the estimated number of InSite Warrants and options that are "in-the-money" based on the July 22, 2015 $0.19 InSite stock price as assessed under the Treasury Stock Method. Pursuant to the terms of the Merger Agreement, the vesting provisions applicable to the InSite Options will be accelerated at least 5 days prior to the closing of the Merger. To the extent that these options are unexercised upon consummation of the Merger, they will terminate and the holders will have no further rights with respect thereto. These potential share issuances have been considered and reflected to the extent that they are expected to impact the pro-rata ownership of InSite and QLT upon consummation of the Merger.

ii.
Effective June 7, 2015, the QLT Board of Directors accelerated the vesting provisions applicable to the QLT restricted stock units ("RSUs") and options outstanding at that date. On June 8, 2015, 64,000 shares were issued to QLT's directors on account of the acceleration of the vesting provisions applicable to these RSUs. In addition, 1,509,698 shares were issued from the period June 8, 2015 to July 16, 2015 in connection with options exercised. These share issuances have been reflected given that they are expected to impact the pro-rata ownership of InSite and QLT upon consummation of the Merger.

iii.
The preliminary purchase price assumes a per share market value of QLT common shares of $4.01, which was the last reported sale price of the QLT common shares on NASDAQ on July 22, 2015. The preliminary purchase price is subject to change based on fluctuations in QLT's stock price and the pro-rata ownership of InSite and QLT is subject to change based on the number of InSite and QLT shares outstanding until the effective time of the proposed Merger. A 10% difference in the market value of QLT's common stock would change the preliminary estimated purchase price by approximately $2.6 million with a corresponding change to the resulting goodwill.

iv.
Effective June 8, 2015, QLT and InSite entered into the Secured Note, under which QLT agreed to provide InSite with a line of credit of up to $9.9 million to, among other things, fund operations through the consummation of the Merger or termination of the Merger Agreement. A portion of the line of credit is scheduled to be drawn down in monthly installments. The line of credit is secured by substantially all of InSite's assets. Given that borrowings under the line of credit will effectively be settled upon the closing of the Merger, the balance outstanding immediately prior to the Merger will become an intercompany balance and will form part of the purchase consideration to be transferred in connection with the proposed Merger. As at July 22, 2015, InSite has drawn $4.6 million of funds under the line of credit.

  3.     Preliminary Purchase Price Allocation

          Assuming an acquisition date of March 31, 2015, the following is a preliminary estimate of the fair values of the assets to be acquired and the liabilities to be assumed by QLT from InSite in connection with the proposed Merger:

Preliminary Purchase Price Allocation	March 31, 2015 Estimated Fair Values	Note Reference
	(in thousands)
Cash	$1,050	3	(i)
Accounts receivable—current	363	3	(i)
Prepaid expenses and other current assets	272	3	(i)
Debt issuance costs, net	0	3	(ii)
Property and equipment, net	1,518	3	(iii)
Intangibles	45,088	3	(iv)

Total assets acquired	$48,291
Accounts payable	539	3	(i)
Accrued liabilities	640	3	(i)
Accrued compensation and related expense	1,691	3	(i)
Accrued royalties	900	3	(i)
Accrued interest	241	3	(i)
Assumed liabilities	3,023	3	(v)
Lease incentive, current	0	3	(vi)
Secured notes payable	7,800	3	(vii)
Warrant liability	959	3	(viii)
Deferred revenue	1,000	3	(ix)
Lease incentive, non-current	0	3	(vi)
Deferred tax liability	18,486	3	(x)

Total liabilities assumed	$35,280

Net Assets Acquired	$13,012

Goodwill	$17,613

Estimated Preliminary Purchase Price	$30,625

(i)
The book values of working capital accounts, such as accounts receivable, prepaid and other assets, accounts payable and accrued liabilities, are assumed to be representative of their estimated fair values given the short timeframe until settlement.

(ii)
Reflects the elimination of InSite's historical debt issue costs.

(iii)
Analysis assumes that InSite's historical net book values approximate the fair values of these tangible assets. The fair values of this property, plant and equipment will be finalized following the consummation of the Merger.

(iv)
As part of the acquisition, QLT is expected to acquire certain intangible assets from InSite, which primarily consist of existing patents and IPR&D. The preliminary estimated fair value assigned to each of these intangibles assets was derived using the income approach. Under the income approach, the expected future cash flows from each product under development are discounted to their net present values at an appropriate risk-adjusted rate of return. Such valuation estimates require management to apply significant judgment and assumptions which may include, but are not limited to, forecasting the timing and amount of future revenues, projecting the timing of regulatory approvals, and estimating appropriate discount rates, market penetration rates and growth rates. When assessing the probability of success, management also considers inherent risks to the development process such as the likelihood of achieving technological success and market acceptance, technological innovation and barriers to entry, patent life applicable to the core technology, product life cycles, alternative future uses or indications, technological feasibility and complexity, and the costs and time to complete the remaining development.

  U.S. GAAP requires that the acquirer distinguish intellectual property assets acquired that qualify as IPR&D assets. In order for an IPR&D project acquired in a business combination to be capitalized it must have substance and be incomplete. To have substance, the remaining research and development activities to develop the technology must require more than an insignificant amount of effort and create value. Management is required to assess the probability of success and future potential cash inflows as a result of a given project to assess whether it is considered value creating—the lower the probability of both, the lower the likelihood that the project has substance. The term "incomplete" means that there are remaining risks or certain outstanding regulatory approvals at the date of acquisition that need to be obtained and overcoming those risks or obtaining approvals requires an expectation that additional research and development costs will be incurred.

  Intangible assets that do not qualify as IPR&D are generally amortized over the estimated period of benefit. In contrast, intangible assets that do qualify as IPR&D are generally capitalized, accounted for as indefinite-lived intangible assets, not subject to amortization but are subject to annual impairment testing until completion or abandonment of the project/program. For the purposes of this analysis, it has been assumed that all intellectual property assets, which do not qualify as IPR&D and will be amortized over the useful life of the underlying asset. A more detailed valuation and examination of these assets will be performed following the consummation of the Merger.

(In thousands)	Estimated Fair Value	Average Estimated Useful Life
Product rights	$7,387	10 years
In-process research and development	$37,701	N/A

Total	45,088

(v)
The $3.0 million liability represent $0.5 million of compensation costs related to the change of control that will be triggered upon consummation of the Merger and $2.5 million of estimated transaction costs expected to be incurred by InSite subsequent to March 31, 2015 to complete the Merger.

(vi)
As required by ASC No. 840-20-25-6 and 25-7—Leases, InSite recognized a deferred lease incentive liability related to certain leasehold reimbursements received. The fair value of this lease incentive liability is assumed to be nil given that these notional liabilities are not generally transferrable to third parties.

(vii)
The preliminary fair value assigned to the 12% InSite Notes is approximately $7.8 million. The preliminary fair value estimate reflects the initial $5.2 million outstanding as at March 31, 2015, as disclosed in InSite's unaudited consolidated financial statements for the three months ended March 31, 2015, adjusted for additional drawdowns subsequent to March 31, 2015 totaling $2.6 million. The InSite Notes have been fully drawn down. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger.

(viii)
The preliminary fair value assigned to the InSite Warrants is approximately $1.0 million, which reflects the fair value as disclosed in InSite's unaudited condensed consolidated financial statements for the three months ended March 31, 2015. The InSite Warrants are subject to a "fundamental change" clause, under which each warrant holder has the right, for a limited period of time, to exchange their warrants for a cash settlement amount (from InSite or the successor entity in the case of a merger/acquisition) equal to the Black Scholes value on the date of the consummation of the applicable "fundamental transaction." Following cash settlement, these warrants will be cancelled with no further consideration or rights thereto. To the extent that these InSite Warrants are not exchanged and cancelled beyond the applicable exchange period, these warrants will be converted into QLT warrants at the 0.048 exchange ratio and assume the same rights applicable to QLT common shares. Where the conversion results in fractional units, the result will be rounded down to the nearest whole number of QLT warrants.

(ix)
Deferred revenue of $1.0 million on the historical financial statements approximates the fair value of this financial obligation.

(x)
The deferred tax liability of $18.5 million was estimated using the 41% U.S. statutory tax rate and represents the temporary difference between the tax basis of the intangible assets and its preliminary estimated fair value of approximately $45.1 million. For the purposes of this analysis, the tax basis is assumed to be equal to InSite's book value of the intangible assets. An analysis will be conducted to further define what tax basis may be appropriate following the consummation of the proposed Merger. Depending on post-acquisition activities; the effective tax rate of the merged QLT and InSite could be significantly different than the statutory tax rates used for the purposes of preparing these Pro Forma Financial Statements.

  4.     Notes to Pro Forma Balance Sheet Adjustments

          The following summarizes the adjustments included in the "Pro Forma Adjustments" column in the accompanying Pro Forma Balance Sheet as of March 31, 2015:

  a)
  Reflects the $4.6 million of funds drawn by InSite to date under the Secured Note. See footnote (iv) under the "—Preliminary Purchase Consideration" section above for further discussion on the consideration to be transferred in connection with the proposed Merger.

  b)
  Represents the elimination of $0.9 million of debt issue costs as discussed under footnote (ii) of the "—Preliminary Purchase Price Allocation" section above.

  c)
  Represents the estimated fair value assigned to the intellectual property and IPR&D intangible assets acquired. See footnote (iv) under the "—Preliminary Purchase Price Allocation" section above for further discussion.

  d)
  The goodwill of $17.6 million reflects the excess of the preliminary estimated purchase price over the estimated fair value of the tangible and identifiable intangible assets acquired and liabilities assumed from InSite. Goodwill represents the value of intangible assets that do not qualify for separate recognition (e.g. the impact of expected synergies, income tax savings and other benefits arising from the proposed Merger). None of the goodwill recognized is expected to be deductible for income tax purposes.

  e)
  Represents $9.7 million of estimated transaction costs expected to be incurred by QLT subsequent to March 31, 2015 to complete the Merger and $3.0 million of the assumed liabilities as described under note 3(v) of the "—Preliminary Purchase Price Allocation" section above.

(in thousands)
Accrual for QLT Merger related transaction fees	$9,747
Accrual for InSite Merger related transaction fees and assumed liabilities	3,023

Net pro forma adjustment to accrued expenses	$12,771

  f)
  Represents the elimination of $1.0 million of current and long-term lease incentives as discussed under footnote (vi) under the "—Preliminary Purchase Price Allocation" section.

  g)
  Represents the increase in the InSite Notes as discussed under footnote (vii) under the "—Preliminary Purchase Price Allocation" section.

  h)
  Represents the estimated $18.5 million deferred tax liability associated with the temporary difference between the tax basis of InSite's intangible assets and its preliminary estimated fair value of $45.1 million. See footnote (x) under the "—Preliminary Purchase Price Allocation" section for additional discussion.

  i)
  Reflects adjustments to QLT and InSite's combined common stock as follows:

(in thousands)
Preliminary estimated purchase consideration	$26,065
Elimination of InSite's historical common stock	(1,320)
Retained Earnings adjustment related to QLT Merger related transaction fees—see footnote 4(e)	(9,747)

Net pro forma adjustment to common stock	$14,998

  j)
  Reflects the elimination of InSite's additional paid-in capital of $166.6 million upon consummation of the Merger.

  k)
  Reflects the elimination of InSite's historical accumulated deficit of $176.1 million upon consummation of the Merger.

5.     Distribution

        Following the completion of the proposed Merger, QLT will undertake a $70.0 million return of capital to its shareholders, which will include legacy InSite shareholders that receive QLT common shares in connection with the proposed Merger. The Distribution is expected to be effected, after the consummation of the Merger, through the following two transactions:

  (i)    Aralez Distribution

        On June 8, 2015, QLT's entered into the Aralez Subscription Agreement which provides that, among other things, subject to the terms and conditions set forth therein, Aralez will issue and sell to QLT fully paid and non-assessable ordinary shares of Aralez for an aggregate purchase price of $45.0 million at a price per share of $7.20. QLT intends, following the purchase of the Aralez Shares and closing of the proposed Merger with InSite, to effect a special distribution to each of its shareholders by way of a reduction of paid-in capital on QLT's common shares. The shareholders will be able to elect at their option whether they want to receive the distribution in form of either Aralez Shares or cash, subject to possible pro-ration. For more detailed information on the proposed Aralez Distribution, see "The Business of QLT" beginning on page 150 of this proxy statement/prospectus.

        For purposes of the Pro Forma Financial Statements, we have assumed that the Aralez Distribution occurred on March 31, 2015. The $45.0 million reduction to cash represents QLT's initial purchase of the Aralez Shares (i.e. the investment) and the $45.0 million adjustment to additional paid-in capital reflects the subsequent distribution to shareholders, which is assumed for the purposes of this analysis to have occurred all in the form of Aralez Shares.

        If the proposed merger of Tribute and Pozen is not completed and the related Aralez Distribution cannot be consummated in the manner described above, due to events outside of QLT's control, QLT still intends to effect the $45.0 million distribution by way of a dividend in kind. The net impact on the balance sheet of such a distribution will be the same as if the Aralez Distribution was completed (i.e. a reduction in cash and equity).

  (ii)   Convertible Note

        On June 8, 2015, QLT publicly announced that, subsequent to the completion of the Merger, it intends to return an additional $25.0 million of capital to QLT shareholders by way of a reduction of the paid-in capital on QLT's common shares. Such a return of capital will be effected through the issuance of redeemable convertible notes (referred to as the "Convertible Notes") exchangeable at the noteholders' discretion into QLT common shares or cash within a 21-month term starting from the third month following issuance. The Convertible Notes will be distributed after QLT's Board of Directors formally approves the terms of the Convertible Notes, the distribution and establishes a record date for such purposes. For more detailed information on the proposed Convertible Notes Issuance, see "The Business of QLT" beginning on page 150 of this proxy statement/prospectus.

        The Pro Forma Balance Sheet reflects: (i) the reclassification of $25.0 million from cash and cash equivalents to restricted cash to account for the cash that would be placed in trust, for the benefit of the QLT shareholders, upon issuance of the Convertible Notes and (ii) a $25.0 million liability and a corresponding decrease to additional paid-in-capital to recognize the declared distribution. The analysis does not reflect whether holders of these Convertible Notes have selected to receive the $25.0 million distribution in the form of cash versus QLT common shares. The preliminary terms applicable to the Convertible Notes may be different from the terms ultimately approved by Board of Directors, which may have a material impact on the adjustments reflected in these Pro Forma Financial Statements.

6.     Private Placement

        On June 8, 2015, QLT entered into a Share Purchase and Registration Rights Agreement with certain third-party investors. The Share Purchase and Registration Rights Agreement provides that, among other things, subject to the terms and conditions set forth therein, QLT will issue and sell to each investor a certain number of QLT common shares for an aggregate purchase price of $20.0 million. The Pro Forma Balance Sheet recognizes the increase in cash for the $20.0 million of proceeds and a corresponding increase to common stock for the shares to be issued under the terms of the Share Purchase and Registration Rights Agreement. For more detailed information on the proposed Private Placement, see "The Business of QLT" beginning on page 150 of this proxy statement/prospectus.

7.     Notes to the Pro Forma Statements of Operations

        Reclassification adjustments represent adjustments to conform the presentation of InSite's historical statements of operations to QLT's historical statements of operations.

        Adjustments included in the Pro forma Adjustments column are described as follows:

  a)
  Represents the elimination of $1.9 million of QLT and $0.2 million of InSite transaction costs incurred during the three months ended March 31, 2015 and $0.6 million of QLT and nil of

    InSite transaction costs incurred during the year ended December 31, 2014, from the historical consolidated statements of operations of QLT and InSite. In accordance with SEC Regulation S-X, these transaction costs have been removed given that they are directly attributable to the proposed Transactions, non-recurring and are not expected to have a continuing impact on the future results of operations.

  b)
  Represents $0.2 million and $0.7 million of amortization charges recorded during the three months ended March 31, 2015 and year ended December 31, 2014, respectively, related to the intangible assets acquired under the terms of the Merger. For additional discussion, refer to footnote (iv) under the "—Preliminary Purchase Price Allocation" section above.

8.     Earnings per Share ("EPS")

        The pro forma combined basic and diluted EPS metrics have been adjusted to reflect the pro forma combined net loss for the three months ended March 31, 2015 and the pro forma combined net income for the year ended December 31, 2014. In addition, the number of shares used in calculating the pro forma combined basic and diluted net (loss) income per share has been adjusted to reflect the estimated total number of shares of common stock of QLT and InSite that would be outstanding as of the closing of the proposed Merger. The pro forma amount of InSite shares is calculated by multiplying each InSite share by the exchange ratio of 0.048.

        The pro forma total number of shares of common stock of the combined company that would be outstanding after the closing of the proposed Merger is 59,329,341. See the "—Preliminary Purchase Consideration" section above for additional information.

        The impact of the QLT common shares that may potentially be issued under the Convertible Notes has been excluded from the calculation of the pro forma earnings per share because they are not anticipated to be dilutive for the legacy InSite stockholders, who are expected to participate in the Convertible Notes that will be offered to the combined shareholder group following the consummation of the Merger.

        The estimated 10.7 million of shares that is expected to be issued under the terms of the Share Repurchase and Registration Rights Agreement for $20.0 million of proceeds is anticipated to be anti-dilutive for the legacy InSite stockholders. The pro-rata share ownership of the InSite stockholders is anticipated to be 9.3% of the outstanding QLT common shares following the consummation of the Merger and completion of the Private Placement. In addition, the dilution effect of the Private Placement on each respective period is presented as follows:

	March 31, 2015		December 31, 2014
	No. of shares used to compute net loss per share	Net loss per common share	No. of shares used to compute net (loss) income per share	Net (loss) income per common share
	(in thousands)		(in thousands)
QLT Historical	51,237	$(0.12)	51,126	$(0.08)
InSite Historical	131,951	$(0.01)	132,385	$0.20
Pro Forma Combined QLT/InSite	62,609	$(0.08)	62,609	$0.36
Pro forma combined QLT/InSite post Convertible Note issuance and Private Placement	73,304	$(0.07)	73,304	$0.31

 COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION

Market Prices

        QLT's common shares are traded in Canada on the TSX under the symbol "QLT" and in the United States on NASDAQ under the symbol "QLTI."

        InSite's common stock is traded on the OTCBB under the symbol "INSV." Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

        For the periods indicated, the following table sets out the high and low sales prices of QLT's common shares, as reported by the TSX and NASDAQ, and the high and low bid prices of InSite's common stock, as reported by the OTCBB.

	NASDAQ Stock Market—QLT		Toronto Stock Exchange—QLT		OTC BB Exchange—INSV
	High	Low	High	Low	High	Low
	(U.S. $)	(U.S. $)	(CAD $)	(CAD $)	(U.S. $)	(U.S. $)
For the quarterly period:
2013
First Quarter	$8.93	$7.72	$9.10	$7.61	$0.37	$0.28
Second Quarter	9.10	3.69	9.20	3.83	0.35	0.29
Third Quarter	4.79	4.06	5.08	4.06	0.34	0.15
Fourth Quarter	6.00	4.16	6.35	4.33	0.33	0.18
2014
First Quarter	7.10	5.08	7.90	5.71	0.32	0.17
Second Quarter	6.65	4.69	7.11	5.19	0.20	0.10
Third Quarter	6.68	4.52	7.35	5.11	0.36	0.15
Fourth Quarter	4.54	3.35	5.11	3.91	0.35	0.15
2015
First Quarter	4.86	3.70	5.79	4.65	0.24	0.18
Second Quarter	4.40	3.22	5.50	4.30	0.20	0.12
Third Quarter (through July 22, 2015)	$4.34	$3.94	$5.52	$5.14	$0.19	$0.18

        The last reported sale price of QLT's common shares on July 22, 2015 on the TSX and on the NASDAQ was CAD $5.22 and U.S. $4.01, respectively. The last reported sale price of InSite's common shares on July 22, 2015 on the OTCBB was U.S. $0.19.

        As of July 22, 2015, there were 933 registered holders of QLT common shares, 802 of whom were residents of the United States. Of the total 52,829,398 common shares outstanding, the portion held by registered holders resident in the United States was 34,852,657, or 65.97%.

Dividends

        QLT has not declared or paid any dividends on its common shares since its inception. The declaration of dividend payments is at the sole discretion of the QLT Board of Directors. The QLT Board of Directors may declare dividends in the future depending upon numerous factors that ordinarily affect dividend policy, including the results of QLT's operations, its financial position and general business conditions. On June 27, 2013, QLT distributed $3.92 in cash per common share pursuant to a reduction in the paid-up capital of the QLT common shares, which distribution was not considered a dividend under applicable law. QLT has announced that it intends to make certain future distributions on its common shares following the completion of the Merger. See "The Business of QLT—Recent Developments—Aralez Subscription Agreement" and "—QLT Convertible Notes Issuance."

        InSite has never declared or paid dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future, if ever. It is the present policy of the InSite Board of Directors to retain its earnings, if any, for the development of its business.

 COMPARATIVE PER SHARE DATA

        The following tables set forth certain historical, pro forma and pro forma equivalent per share financial information for QLT common shares and shares of InSite common stock.

        The following information should be read in conjunction with (i) the audited and unaudited consolidated financial statements of QLT that are incorporated by reference into this proxy statement/prospectus, (ii) the audited and unaudited consolidated financial statements of InSite that are included in this proxy statement/prospectus and (iii) the financial information contained in the "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements," "Selected Historical Consolidated Financial Data of QLT" and "Selected Historical Consolidated Financial Data of InSite" sections of this proxy statement/prospectus, beginning on pages 135, 128 and 133, respectively. The unaudited pro forma information below is presented for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been completed as of the periods presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. In addition, the unaudited pro forma information does not purport to indicate balance sheet data or results of operations data as of any future date or for any future period.

	For the three months ended March 31, 2015	For the year ended December 31, 2014
QLT Historical Data Per Common Share
Basic and diluted loss per common share	$(0.12)		$(0.08)
Cash dividends declared per common share	$—		$—
Book value per common share	$2.95		$3.06
InSite Historical Data Per Common Share
Basic and diluted (loss) income per common share	$(0.01)		$0.20
Cash dividends declared per common share	$—		$—
Book value per common share	$(0.06)		$(0.06)
Combined QLT/InSite Unaudited Pro Forma Data Per Common Share
Basic and diluted (loss) income per common share	$(0.08)		$0.38
Cash dividends declared per common share	$—		$—
Book value per common share	$2.68	$	N/A	(a)
Combined QLT/InSite Unaudited Pro Forma Data Per Common Share post Distribution and Private Placement
Basic and diluted (loss) income per common share	$(0.07)		$0.31
Cash dividends declared per common share	$—		$—
Book value per common share	$1.60	$	N/A	(a)

(a)
The book value per common share has not been presented for the year ended December 31, 2014 given that Article 11 of SEC Regulation S-X requires that the pro forma balance sheet be presented as at the latest balance sheet (i.e. March 31, 2015), which is the assumed date of the Merger.

 CONSOLIDATED CAPITALIZATION

        The following table sets forth the consolidated unaudited capitalization and indebtedness of QLT and InSite prepared under U.S. GAAP as of March 31, 2015 before and after giving effect to the Merger; the Distributions, which include the $45.0 million Aralez Distribution and the issuance of $25.0 million of Convertible Notes; and the $20.0 million Private Placement. This financial information should be read in conjunction with the section entitled "Unaudited Pro Forma Condensed Consolidated Combined Financial Statements" beginning on page 135 of this proxy statement/prospectus, the QLT unaudited condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2015 incorporated by reference into this proxy statement/prospectus, and the InSite unaudited condensed consolidated financial statements and accompanying notes for the three months ended March 31, 2015 included in this proxy statement/prospectus.

	QLT pre-merger 31-Mar-15	InSite pre-merger 31-Mar-15	Pro forma post merger combined QLT/InSite 31-Mar-15	Pro forma combined QLT/InSite post Distribution and Private Placement 31-Mar-15
	(in thousands US $)
Total current debt
Guaranteed/Secured	$—	$5,199	$7,800	$32,800	(a)
Total non-current debt (excluding current portion of long-term debt)
Unguaranteed/Unsecured	$—	$—	$—	$—
Shareholders' equity
Share capital	$151,187	$(8,139)	$167,505	$117,505

(a)
Represents the $7.8 million of InSite Notes and a $25.0 million liability related to the Convertible Notes as described under "The Business of QLT" section beginning on page 150 of this proxy statement/prospectus. The $25.0 million liability is expected to be extinguished after the holders of the Convertible Notes have elected to receive the distribution in the form of cash or QLT common shares.

        The financial information for QLT as of March 31, 2015 was extracted without material adjustment from the unaudited condensed consolidated financial statements of QLT for the three months ended March 31, 2015 prepared in accordance with U.S. GAAP. The financial information for InSite as of March 31, 2015 was extracted without material adjustment from the unaudited condensed consolidated financial information of InSite for the three months ended March 31, 2015, prepared in accordance with U.S. GAAP.

OUTSTANDING SECURITIES OF QLT AND INSITE

        As of March 31, 2015, QLT had an aggregate of 51,255,700 common shares issued and outstanding, 64,000 common shares reserved and issuable upon vesting of restricted stock units and 2,069,926 common shares reserved for issuance pursuant to outstanding option awards under QLT's equity plan.

        As of March 31, 2015, InSite had an aggregate of 131,951,033 shares of common stock issued and outstanding, 23,333,902 shares of common stock reserved and issuable upon exercise of the InSite Warrants, and 23,261,875 shares of common stock reserved for issuance pursuant to outstanding InSite Options.

 THE BUSINESS OF QLT

Overview

        QLT is a biotechnology company dedicated to the development and commercialization of innovative ocular products that address the unmet medical needs of patients and clinicians worldwide. QLT's core operations currently consist of a clinical development program dedicated to the development of its synthetic retinoid, QLT091001, for the treatment of certain age-related and inherited retinal diseases. QLT's head office is based in Vancouver, Canada, and QLT's common shares are publicly traded on the TSX under the symbol "QLT" and NASDAQ under the symbol "QLTI."

        Additional information regarding QLT is included in documents incorporated by reference into this document. See "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

Recent Developments

Aralez Subscription Agreement

Tribute-Pozen Merger Agreement

        On June 8, 2015, Pozen entered into an Agreement and Plan of Merger and Arrangement (the "Aralez Merger Agreement") among Tribute, Aralez, Trafwell Limited, a private limited company incorporated in Ireland, ARLZ US Acquisition Corp., a corporation incorporated under the laws of the State of Delaware and a wholly owned subsidiary of Aralez ("US Merger Sub"), and ARLZ CA Acquisition Corp., a corporation incorporated under the laws of the Province of Ontario and a wholly owned subsidiary of Aralez ("Canada Merger Sub").

        The Aralez Merger Agreement provides for, among other things, a business combination whereby US Merger Sub will be merged with and into Pozen (the "Aralez Merger"). As a result of the Aralez Merger, the separate corporate existence of US Merger Sub will cease and Pozen will continue as the surviving corporation. On the date of the closing of the Aralez Merger, Pozen will become an indirect wholly owned subsidiary of Aralez. In accordance with the Aralez Merger Agreement, Canada Merger Sub will offer to and acquire all of the outstanding shares of Tribute in the manner provided for by the Aralez Merger Agreement (the "Tribute Arrangement"). Upon completion of the Tribute Arrangement, Tribute also will become an indirect wholly owned subsidiary of Aralez. The boards of directors of each of Pozen, Tribute, Aralez, US Merger Sub, and Canada Merger Sub have unanimously approved the Aralez Merger Agreement.

        Upon consummation of the Aralez Merger and the Tribute Arrangement, each outstanding share of Pozen common stock will be converted into the right to receive from Aralez or US Merger Sub one Aralez Share, and each outstanding share of Tribute common stock will be converted into the right to receive from Aralez or Canada Merger Sub 0.1455 fully paid and non-assessable Aralez Shares.

        The completion of the Aralez Merger and the Tribute Arrangement is subject to the approval of the stockholders of each of Pozen and Tribute. In addition, the Aralez Merger and the Tribute Arrangement are subject to other customary closing conditions, including, among others, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the obtaining of approval under Canada's Competition Act (to the extent required under applicable law), (ii) the declaration by the SEC of the effectiveness of the registration statement on Form S-4 to be filed with the SEC registering the Aralez Shares to be issued in connection with the Aralez Merger and the Tribute Arrangement, (iii) the approval of the listing on NASDAQ and the TSX of the Aralez Shares to be issued in connection with the Aralez Merger and the Tribute Arrangement, and (iv) certain conditions to closing of the equity and debt financings having been met or waived. The parties' obligation to close the Aralez Merger and the Tribute Arrangement is also subject to certain closing conditions regarding tax-related matters.

        The obligation of each party to the Aralez Merger Agreement to close the Aralez Merger and the Tribute Arrangement is also subject to the continued (i) accuracy of the representations and warranties made and (ii) compliance with the covenants agreed to by the other party to the Aralez Merger Agreement, in each case, subject to certain materiality standards as set forth in the Aralez Merger Agreement. Furthermore, each party's obligation to close the Aralez Merger and the Tribute Arrangement is subject to the absence of certain legal restraints and the absence of any Material Adverse Effect (as defined in the Aralez Merger Agreement) on the other party since the date of the Aralez Merger Agreement.

        The Aralez Merger Agreement contains certain termination rights for both Pozen and Tribute, including in the event that the Aralez Merger and the Tribute Arrangement is not consummated by January 31, 2016, or if the requisite stockholder approvals are not received.

Overview of Aralez Subscription Agreement

        On June 8, 2015, QLT, Tribute, Pozen, Aralez, Deerfield Private Design Fund III, L.P., Deerfield International Master Fund, L.P., Deerfield Partners, L.P. (together with Deerfield Private Design Fund III, L.P. and Deerfield International Master Fund, L.P. ("Deerfield"), Broadfin, JW Partners, LP, JW Opportunities Fund, LLC (together with JW Partners, LP, the "JW Parties"), EcoR1 Capital Fund Qualified, L.P. and EcoR1 Capital Fund, L.P. (together with EcoR1 Capital Fund Qualified, L.P., the "EcoR1 Parties" and, QLT, Deerfield, Broadfin, the JW Parties and the EcoR1 Parties being referred to herein collectively as the "Aralez Co-Investors") entered into a Share Subscription Agreement (the "Aralez Subscription Agreement"). The Aralez Subscription Agreement provides that, among other things, subject to the terms and conditions set forth therein, Aralez will issue and sell to QLT Aralez Shares for an aggregate purchase price of $45 million at a price per share of $7.20. The common shares of Aralez are intended to be listed on NASDAQ and the TSX.

        QLT intends, following the purchase of the Aralez Shares, and following the closing of the Merger, to effect the Aralez Distribution. Any cash to be distributed pursuant to the Aralez Distribution will be funded pursuant to the terms of the Backstop Agreement described below. Pursuant to the Aralez Subscription Agreement, Aralez will prepare and file with the SEC a registration statement, and with the securities commissions or similar regulatory authorities in the Canadian Qualifying Provinces (as such term is defined in the Aralez Subscription Agreement), a prospectus with respect to the Aralez Shares on or prior to August 7, 2015 and use commercially reasonable efforts to have the registration statement declared effective and the prospectus filed for purposes of the Aralez Distribution. This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Aralez Shares. The closing of the share issuances contemplated by the Aralez Subscription Agreement are subject to a number of conditions, which are outside the control of QLT. Accordingly, there can be no guarantee that the transactions contemplated by such agreement will be consummated. The Aralez Distribution, if made, will only be made following such time as the U.S. and Canadian prospectuses are made effective with respect to the Aralez Shares. The Aralez Distribution may be effected by way of a reduction of paid-up capital on QLT common shares, reorganization of QLT's capital or other alternatives, all of which are subject to various conditions, including among other things, QLT obtaining shareholder approval by special resolution at an annual general and special meeting of QLT shareholders currently anticipated to be held in the second half of 2015. If the required QLT shareholder approval is not obtained or if the other conditions are not met, it is currently anticipated that QLT will effect the Aralez Distribution by way of a dividend in kind. QLT shareholders and InSite stockholders who become QLT shareholders and continue to hold QLT shares at the time of the Aralez Distribution are urged to carefully read such prospectuses when they become available.

Representations and Warranties

        Each of Aralez, Tribute and Pozen made representations and warranties in the Aralez Subscription Agreement on behalf of itself that are subject, in some cases, to specified exceptions and qualifications contained in the Aralez Subscription Agreement (including qualifications by concepts of knowledge and/or materiality) to the Aralez Co-Investors. The representations and warranties made by each of Aralez, Tribute and Pozen relate to the following subject matters, among other things:

  •
  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

  •
  authority to enter into the Aralez Subscription Agreement and due execution and delivery of the Aralez Subscription Agreement and the completion of the transactions contemplated thereby and board approval; and

  •
  the absence of the violation of applicable laws, organizational documents and certain contracts.

        Aralez made additional representations and warranties to the Aralez Co-Investors, which relate to, among other things: the validity of the issuance of the Aralez Share; and the exemption of the initial allotment and issuance of the Aralez Shares from (i) the registration requirements of Section 5 of the Securities Act and (ii) the prospectus requirements of all applicable Canadian securities laws.

        Each of Tribute and Pozen made additional representations and warranties to the Aralez Co-Investors, which relate to the timely filing and accuracy of certain documents filed by Tribute and Pozen, as applicable, with the SEC.

        QLT made representations and warranties in the Aralez Subscription Agreement on behalf of itself that are subject, in some cases, to specified exceptions and qualifications contained in the Aralez Subscription Agreement (including qualifications by concepts of knowledge and/or materiality) to each of Aralez, Tribute and Pozen. The representations and warranties made by QLT relate to the following subject matters, among other things:

  •
  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

  •
  authority to enter into the Aralez Subscription Agreement and due execution and delivery of the Aralez Subscription Agreement and the completion of the transactions contemplated thereby and board approval;

  •
  the absence of the violation of applicable laws, organizational documents and certain contracts; and

  •
  certain restrictions on QLT's intent and ability to transfer its allotment of Aralez Shares.

Conditions to the Completion of the Purchase and Issuance of Aralez Shares

        The following conditions must be satisfied or mutually waived before QLT or Aralez is obligated to consummate the transactions contemplated by the Aralez Subscription Agreement:

  •
  no governmental authority of competent jurisdiction shall have enacted any law or order (whether temporary, preliminary or permanent) that prevents the consummation of the transactions contemplated by the Aralez Subscription Agreement;

  •
  no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by the Aralez Subscription Agreement;

  •
  no material amendment, modification or waiver of a material right under the Aralez Merger Agreement shall have occurred; and

  •
  the conditions of the Aralez Merger Agreement (which are described above) shall have been satisfied or waived and the closing of the transactions contemplated thereby shall occur concurrently.

        The obligations of QLT to consummate the subscription of the Aralez Shares as set forth in the Aralez Subscription Agreement are also conditioned on the satisfaction or waiver of the following conditions:

  •
  as of the date of the Aralez Subscription Agreement and as of the consummation of the allotment and issuance of the Aralez Shares pursuant to the Aralez Subscription Agreement (the "Investment Closing"), the representations and warranties made by each of Aralez, Tribute and Pozen in the Aralez Subscription Agreement qualified as to materiality shall be true and correct in all respects, and those not qualified as to materiality shall be true and correct in all material respects (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

  •
  each of Aralez, Tribute and Pozen shall have performed and complied in all material respects with its respective obligations and agreements in the Aralez Subscription Agreement to be performed or complied with on or before the date of the Investment Closing (the "Investment Closing Date");

  •
  the Aralez Shares shall have been approved for listing on NASDAQ and the TSX, subject to official notice of issuance;

  •
  there shall be no pending suit, action or proceeding reasonably likely to have a material adverse effect on QLT;

  •
  QLT shall have received from each of Tribute and Pozen (i) copies of resolutions authorizing the transactions contemplated by the Aralez Subscription Agreement and (ii) a certificate dated as of the Investment Closing Date and validly executed by the chief executive officer of Tribute and Pozen, as applicable, to the effect that the foregoing conditions have been satisfied; and

  •
  QLT shall have received from Aralez (i) its respective allotment of Aralez Shares, in certificate form, in each case registered in the name of QLT, which Aralez Shares shall be free and clear of any liens and (ii) a cross-receipt, executed by Aralez, certifying that it has received the "Subscription Price" (as defined in the Aralez Subscription Agreement) from QLT as of the Investment Closing Date.

        The obligations of Aralez to consummate the allotment of the Aralez Shares as set forth in the Aralez Subscription Agreement are also conditioned on the satisfaction or waiver of the following conditions:

  •
  as of the date of the Aralez Subscription Agreement and as of the Investment Closing, the representations and warranties made by QLT in the Aralez Subscription Agreement qualified as to materiality shall be true and correct in all respects (except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

  •
  QLT shall have performed and complied in all material respects with its obligations and agreements in the Aralez Subscription Agreement to be performed or complied with on or before the Investment Closing Date;

  •
  there shall be no pending suit, action or proceeding reasonably likely to have a material adverse effect on Aralez; and

  •
  Aralez shall have received from QLT (i) payment of QLT's Subscription Price by wire transfer of immediately available funds (ii) a cross-receipt executed by QLT certifying that it has received its respective allotment of Aralez Shares and (iii) copies of resolutions authorizing the transactions contemplated by the Aralez Subscription Agreement.

Covenants

        Pursuant to the Aralez Subscription Agreement, Aralez will take all actions necessary to elect one individual designated by QLT to the board of directors of Aralez following the Investment Closing. Additionally, subject to certain qualifications, Aralez, Tribute and Pozen are obligated to use commercially reasonable efforts to cause the Aralez Shares to be approved for listing on NASDAQ and conditionally approved for listing on the TSX prior to the Investment Closing.

Termination of the Aralez Subscription Agreement

        The Aralez Subscription Agreement may be terminated at any time prior to the Investment Closing in the following ways:

  •
  By any of Aralez, Tribute, Pozen, or QLT (but only with respect to QLT's rights and obligations thereunder):

  •
  by mutual written consent of Aralez, Tribute and Pozen, on the one hand, and QLT, on the other hand, which termination shall be effective as between or among Aralez, Tribute and Pozen and QLT;

  •
  if any governmental authority of competent jurisdiction issues a law, regulation, injunction, order or decree or takes any other action that makes the transactions contemplated by the Aralez Subscription Agreement illegal or otherwise prohibited; provided, that the party seeking to terminate the Aralez Subscription Agreement due to such law, regulation, injunction, order or decree has used its commercially reasonable efforts to render inapplicable such law or regulation or remove such judgment injunction, order or decree;

  •
  if the Investment Closing does not occur on or prior to January 31, 2016 (the "Subscription Outside Date"), except that the right to so terminate the Aralez Subscription Agreement will not be available to Aralez, Tribute and Pozen, on the one hand, and QLT, on the other hand, if its material breach of any obligation under the Aralez Subscription Agreement has been the cause of or resulted in the failure of the closing to occur by such date; and

  •
  if the Aralez Merger Agreement is terminated.

  •
  By QLT (but only with respect to QLT's rights and obligations thereunder) if any of Aralez, Tribute or Pozen breach any of their respective representations, warranties, covenants or agreements contained in the Aralez Subscription Agreement, which breach would cause the conditions precedent to QLT's obligations under the Aralez Subscription Agreement not to be satisfied by the Subscription Outside Date and cannot be cured by the earlier of (i) the Subscription Outside Date and (ii) twenty business days after the party alleged to be in breach receives detailed written notice thereof.

  •
  By any of Aralez, Tribute or Pozen if QLT breaches any of its representations, warranties, covenants or agreements contained in the Aralez Subscription Agreement, which breach would cause the conditions precedent to Aralez's obligations under the Aralez Subscription Agreement not to be satisfied by the Subscription Outside Date and cannot be cured by the earlier of (i) the Subscription Outside Date and (ii) twenty business days after QLT receives detailed written notice thereof.

Aralez Distribution; Aralez Backstop Agreement

        In connection with the transactions to be effected by the Aralez Merger Agreement (as described in "—Aralez Subscription Agreement—Tribute-Pozen Merger Agreement"), QLT entered into the Aralez Subscription Agreement (as described in "—Aralez Subscription Agreement") which provides that, among other things, subject to the terms and conditions set forth therein, Aralez will issue and sell to QLT Aralez Shares for an aggregate purchase price of $45 million at a price per share of $7.20 (the "QLT Price").

        QLT intends, following the purchase of the Aralez Shares, to effect the Aralez Distribution, which would be a special election distribution to each of its shareholders payable at the election of each such shareholder, in either Aralez Shares or cash, subject to possible pro-ration reflecting a maximum cash component of $15,000,000. After QLT's shareholders have made their elections, QLT will determine the number of Aralez Shares to be distributed to its shareholders and the number of Aralez Shares to be sold to certain other parties for cash pursuant to the terms of Share Purchase Agreement (as described below). The Aralez Distribution may be effected by way of a reduction of paid-up capital on QLT common shares, reorganization of QLT's capital or other alternatives, all of which are subject to various conditions, including among other things, QLT obtaining shareholder approval by special resolution at an annual general and special meeting of QLT shareholders currently anticipated to be held in the second half of 2015. If the required QLT shareholder approval is not obtained or if the other conditions are not met, it is currently anticipated that QLT will effect the Aralez Distribution by way of a dividend in kind.

        On June 8, 2015, QLT, Broadfin, the JW Parties, and EcoR1 Capital Fund, L.P. (each, a "Backstop Purchaser" and collectively, the "Backstop Purchasers") entered into a Share Purchase Agreement (the "Backstop Share Purchase Agreement"). The Backstop Share Purchase Agreement provides that, among other things, subject to the terms and conditions set forth therein, QLT will sell to the Backstop Purchasers a certain number of Aralez Shares (the "Backstop Shares") at a price per Backstop Share equal to the QLT Price and a maximum total purchase price of $15,000,000. The consummation of the sale and purchase of the Backstop Shares provided for in the Backstop Share Purchase Agreement (the "Backstop Closing") is subject to the closing of the transactions contemplated by the Aralez Subscription Agreement.

Backstop Closing Deliveries

        At the Backstop Closing:

  •
  the Backstop Purchasers will effect payment to QLT of the aggregate price to be paid by the Backstop Purchasers for the Backstop Shares (the "Purchase Price") by wire transfer of immediately available funds to an account designated by QLT in writing prior to the date of the Backstop Closing;

  •
  the Backstop Purchasers will deliver to QLT an executed cross-receipt certifying that they have received the Backstop Shares as of the date of the Backstop Closing;

  •
  QLT will deliver the Backstop Shares to the Backstop Purchasers which shares will be free and clear of any liens, other than restrictions imposed by applicable securities laws; and

  •
  QLT will deliver to the Backstop Purchasers an executed cross-receipt certifying that it has received the Purchase Price from the Backstop Purchasers as of the date of the Backstop Closing.

Representations and Warranties of QLT

        QLT made representations and warranties in the Backstop Share Purchase Agreement on behalf of itself that are subject, in some cases, to specified exceptions and qualifications contained in the Backstop Share Purchase Agreement. The representations and warranties made by QLT relate to the following subject matters, among other things:

  •
  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

  •
  the authority of QLT to enter into the Backstop Share Purchase Agreement and due execution and delivery of the Backstop Share Purchase Agreement and the completion of the transactions contemplated thereby; and

  •
  (i) QLT will be the record and beneficial owners of the Backstop Shares, free and clear of any liens, other than restrictions imposed by applicable securities laws, and (ii) QLT will have the power to sell, transfer, assign and deliver the Backstop Shares as provided in the Backstop Share Purchase Agreement, and such delivery will convey to the Backstop Purchaser good and marketable title to the Backstop Shares, free and clear of any liens, other than restrictions imposed by applicable securities laws.

Representations and Warranties of the Backstop Purchasers

        Each Backstop Purchaser made representations and warranties in the Backstop Share Purchase Agreement on behalf of itself, severally and not jointly with any one or more of the Backstop Purchasers, that are subject, in some cases, to specified exceptions and qualifications contained in the Backstop Share Purchase Agreement (including qualifications by concepts of knowledge and/or materiality). The representations and warranties made by each of the Backstop Purchasers relate to the following subject matters, among other things:

  •
  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

  •
  the authority of each Backstop Purchaser to enter into the Backstop Share Purchase Agreement and due execution and delivery of the Backstop Share Purchase Agreement and the completion of the transactions contemplated thereby;

  •
  (i) each Backstop Purchaser is acquiring Backstop Shares for its own account and not with a view to the distribution thereof, (ii) each Backstop Purchaser acknowledges that (a) nothing in the Backstop Share Purchase Agreement constitutes legal, tax or investment advice, (b) such Backstop Purchaser has consulted such legal tax and investment advisors as it has deemed necessary or appropriate, and (c) such Backstop Purchaser acknowledges that it is not relying on QLT in making its decision to invest in the Aralez Shares;

  •
  acknowledgment that each Backstop Issuer is (and was at the time it was offered the Backstop Shares) either (i) a "qualified institutional Buyer" under the Securities Act, or (ii) an "accredited investor" under Regulation D and under applicable Canadian securities laws, and certain matters related thereto;

  •
  acknowledgement that (a) no prospectus qualifying the Backstop Shares has been filed under the applicable Canadian securities laws; and (b) the Backstop Shares have not been registered under the Securities Act or under the "blue sky" or similar laws of any jurisdiction;

  •
  acknowledgement that the Backstop Shares are not transferable except in certain situations and circumstances;

  •
  acknowledgement that QLT has made no other representations or warranties with respect to the Backstop Shares except as set forth in the Backstop Share Purchase Agreement;

  •
  financial ability to consummate the Backstop Closing (sufficient cash on hand or other sources of immediately available funds);

  •
  no "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act; and

  •
  no engagement in any general solicitation or publication of advertisement in connection with the offer, sale or contemplated distribution of the Backstop Shares.

Termination

        The Backstop Share Purchase Agreement will terminate automatically if the Aralez Subscription Agreement terminates without the transactions contemplated thereby being consummated.

QLT Convertible Notes Issuance

        On June 8, 2015, QLT publicly announced that, subsequent to the completion of the Merger and following the purchase of the Aralez Shares, it intends to return an additional $25 million of capital to QLT shareholders by way of issuance of the Convertible Notes to QLT shareholders.

        The following summarizes some of the principal terms of the Convertible Notes as currently contemplated. The Convertible Notes would have a 21-month term and would be redeemable for cash, or at the sole discretion of the holder, convertible into QLT common shares, at periodic intervals from the third month following issuance.

        The conversion price of the Convertible Notes would be equal to volume-weighted average price of QLT common shares for the ten trading days following a record date to be set by QLT for the issuance of the Convertible Notes, plus a 35% premium. No fractional shares would be issuable on conversion. QLT would enter into a trust indenture agreement with its registrar and transfer agent, Computershare Investor Services Inc. ("Computershare"), pursuant to which Computershare would facilitate issuance of Convertible Notes. Concurrently with the issuance of the Converible Notes and execution of the trust indenture, QLT would irrevocably and unconditionally place the amount of $25 million in trust with Computershare, and Computershare would hold such amount in trust, for and on behalf of QLT shareholders, to fund any redemptions or conversion of Convertible Notes during the conversion period. If the Convertible Notes are fully converted into QLT common shares, $25 million held in trust would be released to QLT on the maturity date. To the extent that the Convertible Notes are converted into QLT common shares, the corresponding amount would be released from trust to QLT. If the Convertible Notes are not fully converted into QLT common shares, the cash amount remaining in trust plus all accrued and unpaid interest thereon would be released on the maturity date to those QLT shareholders who do not redeem or convert their Convertible Notes prior to the maturity date. The amount of $25 million, which would be held in trust with Computershare in order to fully fund the Convertible Notes, would accrue interest at a nominal rate which would correspond to the pro rata share of interest accruing on the Convertible Notes. In addition, the Convertible Notes would be transferable but will not be listed on any stock exchange.

        The Convertible Notes and the conversion price of the Convertible Notes would be subject to standard adjustments for stock splits, spin-off events, rights issues and reorganizations. QLT and Computershare, in its capacity as the trustee, would be entitled to withhold from any payment under the Convertible Notes any taxes required by law to be withheld. No gross-up or payment of additional amounts on account of such taxes would be made by QLT or the escrow agent in this regard.

        The Convertible Notes would be issued only following the time the QLT Board of Directors formally approves the terms of the Convertible Notes and their issuance and establishes a record date for such purposes.

        The issuance of Convertible Notes may be effected by way of a reduction of paid-up capital on QLT common shares, reorganization of QLT's capital or other alternatives, all of which are subject to various conditions, including among other things, QLT obtaining shareholder approval by special resolution at an annual general and special meeting of QLT shareholders currently anticipated to be held in the second half of 2015. If the required QLT shareholder approval is not obtained or if the other conditions are not met, it is currently anticipated that QLT will effect the issuance of Convertible Notes by way of a dividend in kind.

Private Placement and Registration Rights Agreement

        On June 8, 2015, QLT, Broadfin, JW Partners, LP, JW Opportunities Fund, LLC, and EcoR1 Capital Fund, L.P. (each an "QLT Investor" and collectively, the "QLT Investors") entered into a Share Purchase and Registration Rights Agreement (the "Share Purchase and Registration Rights Agreement"). The Share Purchase and Registration Rights Agreement provides that, among other things, subject to the terms and conditions set forth therein, QLT will issue and sell to each QLT Investor in the Private Placement a certain number of QLT common shares for an aggregate purchase price of $20,000,000.

        In the event the Aralez Subscription Agreement (as described in "—Aralez Subscription Agreement") is terminated prior to the consummation of the transactions contemplated thereby, the aggregate purchase price owed by each QLT Investor (the "Private Placement Price") will be subject to modification by agreement of the parties to appropriately reflect any cash retained by the QLT that otherwise would have been expended by QLT pursuant to the Aralez Subscription Agreement.

Private Placement Closing Deliverables

        At the consummation of the sale and purchase of the shares provided for in the Share Repurchase and Registration Rights Agreement (the "Private Placement Closing"):

        QLT will deliver, or cause to be delivered, to each QLT Investor:

  •
  the shares described in the Share Purchase and Registration Rights Agreement, which shares will be free and clear of any liens (other than restrictions on transfer imposed by U.S. federal and state securities laws and Canadian securities laws);

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  a cross-receipt, executed by QLT and delivered to each QLT Investor certifying that it has received the Private Placement Price from such QLT Investor as of the date of the Private Placement Closing;

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  copies of resolutions, certified by an authorized signatory of QLT, as to the authorization by QLT of the Share Purchase and Registration Rights Agreement and all of the transactions contemplated thereby; and

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  a certificate in form and substance reasonably satisfactory to such QLT Investor, dated the date of the Private Placement Closing and signed by an authorized signatory of the QLT, stating that certain conditions set forth in Share Purchase and Registration Rights Agreement have been satisfied and/or complied with by the QLT.

        Each QLT Investor will deliver, or cause to be delivered, to QLT:

  •
  payment to QLT of the Private Placement Price by wire transfer of immediately available funds to an account designated by QLT in writing at least two business days prior to the closing date of the Private Placement Closing;

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  a cross-receipt executed by such QLT Investor and delivered to QLT certifying that it has received the Shares as of the date of the Private Placement Closing;

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  copies of resolutions, certified by an authorized signatory of such QLT Investor, as to the authorization by such QLT Investor of the Share Purchase and Registration Rights Agreement and all of the transactions contemplated thereby; and

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  a certificate in form and substance reasonably satisfactory to QLT, dated the closing date of the Private Placement Closing and signed by an authorized signatory of such QLT Investor, stating that certain conditions in the Share Purchase and Registration Rights Agreement have been satisfied and/or complied with by such QLT Investor.

Representations, Warranties and Covenants of QLT

        QLT made representations and warranties on behalf of itself that are subject, in some cases, to specified exceptions and qualifications contained in the Share Purchase and Registration Agreement (including qualifications by concepts of materiality thresholds). The representations and warranties made by QLT relate to the following subject matters, among other things:

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  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

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  the authority of QLT to enter into the Share Purchase and Registration Rights Agreement and due execution and delivery of the Share Purchase and Registration Rights Agreement and the completion of the transactions contemplated thereby;

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  valid issuance of shares to be issued pursuant to the Share Purchase and Registration Rights Agreement;

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  the absence of the violation of applicable organizational documents of QLT as a result of the entering into the Share Purchase and Registration Rights Agreement;

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  required consents and approvals;

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  timey filing of required SEC filings and related matters; and

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  the absence of certain changes and events since March 15, 2015.

Representations, Warranties and Covenants of each QLT Investor

        Each QLT Investor made representations and warranties on behalf of itself, severally and not jointly with the other QLT Investors, that are subject, in some cases, to specified exceptions and qualifications (including qualifications by concepts of materiality). The representations and warranties made by each of the QLT Investors relate to the following subject matters, among other things:

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  corporate organization and similar corporate matters, including the qualification to do business under applicable law, corporate standing and corporate power;

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  the authority of such QLT Investor to enter into the Share Purchase and Registration Rights Agreement and due execution and delivery of the Share Purchase and Registration Rights Agreement and the performance of the transactions contemplated thereby;

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  the absence of the violation of applicable organizational documents of each Investor as a result of the entering into the Share Purchase and Registration Rights Agreement;

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  required consents and approvals;

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  private placement matters;

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  certain trading activities;

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  acknowledgement that (a) nothing in the Share Purchase and Registration Rights Agreement constitutes legal, tax or investment advice, (b) such QLT Investor has consulted such legal tax and investment advisors as it has deemed necessary or appropriate, and (c) such QLT Investor acknowledges that it is not relying on QLT in making its decision to invest in the shares;

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  acknowledgment that such QLT Investor is an "accredited investor" as defined in Regulation D under the Securities Act and under Canadian securities laws;

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  acknowledgment of certain risks involved with the purchase of shares;

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  acknowledgement that no Canadian or U.S. governmental agency or authority has made a recommendation or endorsement of the shares;

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  acknowledgement that QLT will issue the certificates for the QLT common shares to such QLT Investor with the legends described in the Share Purchase and Registration Rights Agreement and covenant that such QLT Investor will comply with applicable prospectus delivery requirements of the Securities Act or the Canadian securities laws;

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  such QLT Investor's residence;

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  such QLT Investor's beneficial ownership of QLT common shares;

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  acknowledgement that QLT common shares are restricted securities and must be held by such QLT Investor indefinitely until the resale of such shares in registered under the Securities Act or subject to the terms and conditions of the Share Purchase and Registration Rights Agreement;

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  no brokerage commissions;

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  acknowledgment that the QLT common shares are being sold in reliance on an exemption from the prospectus requirements of Canadian securities laws and exemption from the registration requirements of U.S. federal and state securities laws, and matters related thereto; and

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  covenant that such QLT Investor will not sell, transfer, assign, hypothecate or pledge any of the QLT common shares unless certain requirements under the Securities Act or Canadian securities laws have been satisfied.

Registration Requirements

        QLT agreed to use its commercially reasonable efforts to effect the registration and qualification of the resale of the QLT common shares to be issued to each QLT Investor (the "Registrable Securities") (including, without limitation, the execution of an undertaking to file post-effective amendments, appropriate qualification under applicable blue sky or other state securities laws and appropriate compliance with applicable regulations issued under the Securities Act and Canadian securities laws) as would permit or facilitate the resale of all the Registrable Securities in Canada and in all states reasonably requested by the QLT Investors, provided that in no event will QLT be required to register the resale of the QLT common shares in an underwritten offering. Such commercially reasonable efforts by QLT include, without limitation, the following:

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  QLT will (as expeditiously as possible unless otherwise indicated):

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  within 60 days of the closing of the Private Placement, prepare and file (i) a registration statement with the SEC pursuant to Rule 415 under the Securities Act on Form S-3 under the Securities Act (or in the event that QLT is ineligible to use such form, such other form as QLT is eligible to use under the Securities Act; provided, that such other form will be converted into a Form S-3 promptly after Form S-3 becomes available to QLT) covering resales by the QLT Investors as selling stockholders (not underwriters) of the QLT common shares (the "Resale Registration Statement"); and (ii) the preliminary prospectus of QLT and any amendments thereto, in respect of the qualification for resale of the QLT common shares by the Investors (the "Preliminary Canadian Prospectus"), and as soon as possible thereafter prepare and cause to be filed with the Canadian Commissions (as defined below) the final prospectus of QLT and any amendments thereto, in respect of the qualification for resale of the QLT common shares by the Investors (the "final Canadian Prospectus," together with the Preliminary Canadian Prospectus, the "Canadian Prospectus"), and use its commercially reasonable efforts to cause such Resale Registration Statement and other filings to be declared effective and to obtain receipt for the final Canadian Prospectus, in each case, as soon as possible following its filing;

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  promptly respond to all comments, inquiries and requests from the SEC and the securities commissions or similar regulatory authorities in the relevant provinces and/or territories in Canada in which a QLT Investor is a resident (the "Canadian Commissions"), and will request acceleration of effectiveness of the Resale Registration Statement and clearance of the Canadian Prospectus and the final Canadian Prospectus at the earliest possible date, and provide the QLT Investors reasonable opportunity to review the portions of any such Resale Registration Statement and Canadian Prospectus or amendment or supplement thereto containing disclosure regarding the QLT Investors prior to filing;

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  prepare and file with the SEC and Canadian Commissions such amendments and supplements to such Resale Registration Statement, the prospectus used in connection with such Resale Registration Statement and the Canadian Prospectus as may be necessary to comply with the provisions of the Securities Act and Canadian securities laws with respect to the disposition of all securities covered by such Resale Registration Statement and such Canadian Prospectus and notify the QLT Investors of the filing and effectiveness of such Resale Registration Statement, final Canadian Prospectus and any amendments or supplements;

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  furnish or otherwise make available to each QLT Investor copies of a current prospectus included in the Resale Registration Statement conforming with the requirements of the Securities Act, copies of the Resale Registration Statement, copies of the final Canadian Prospectus any amendment or supplement thereto and any documents incorporated by reference therein and such other documents as such Investor may reasonably require in order to facilitate the disposition of Registrable Securities owned by such QLT Investor;

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  register and qualify the securities covered by the Resale Registration Statement under the securities or "blue sky" laws of all domestic jurisdictions, to the extent required; provided, that QLT will not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

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  notify each QLT Investor immediately of the happening of any event (but not the substance or details of any such events) as a result of which the prospectus (including any supplements thereto or thereof) included in such Resale Registration Statement or the Canadian

      Prospectus as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and use its commercially reasonable efforts to promptly update and/or correct such prospectus and Canadian Prospectus;

    •
    notify each QLT Investor immediately of the issuance by the SEC, any state securities commission or agency, or any Canadian Commission of any stop order suspending the effectiveness of the Resale Registration Statement or final Canadian Prospectus or the threat or initiation of any proceedings for that purpose, and QLT will use its commercially reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible time; and

    •
    if required by NASDAQ or the principal securities exchange and/or market on which the QLT common shares are then listed, qualify the Registrable Securities covered by such Resale Registration Statement for listing on NASDAQ or the principal securities exchange and/or market on which the QLT common shares are then listed, including the preparation and filing of any required filings with such principal market or exchange.

  •
  QLT may suspend the use of any prospectus used in connection with the Resale Registration Statement or the Canadian Prospectus for such period of time as, (i) such a suspension is required by the rules and regulations of the SEC or the Canadian Commissions or (ii) it is determined in good faith by the QLT Board of Directors that because of valid business reasons, it is in the best interests of QLT to suspend such use and prior to suspending such use QLT provides QLT Investors with written notice of such suspension.

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  QLT will prepare and file with the SEC and the Canadian Commissions such amendments (including post-effective amendments) and supplements to the Canadian Prospectus, the Resale Registration Statement and the prospectus used in connection with the Resale Registration Statement, as may be necessary, and comply with the provisions of the Securities Act and Canadian securities laws with respect to the disposition of all Registrable Securities of QLT covered by the Resale Registration Statement.

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  Each QLT Investor agrees by its acquisition of the Registrable Securities that, upon receipt of a notice from the QLT of the occurrence of certain events, such QLT Investor will forthwith discontinue disposition of such Registrable Securities under the final Canadian Prospectus and the Resale Registration Statement until such QLT Investor's receipt of the copies of the supplemented prospectus and/or amendment to the Resale Registration Statement and the Canadian Prospectus, or until it is advised in writing by QLT that the use of the applicable prospectus may be resumed.

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  If requested by a QLT Investor, QLT will (i) as soon as practicable incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering, (ii) as soon as practicable make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment, and (iii) as soon as practicable, supplement or make amendments to the Resale Registration Statement and final Canadian Prospectus if reasonably requested by an Investor holding any Registrable Securities.

Registration Expenses

        All expenses incurred by QLT in connection with each QLT Investor's registration rights and all expenses incurred by QLT in connection with the qualification of the QLT common shares for distribution pursuant to a Canadian Prospectus are to be borne by QLT and all expenses incurred in the sale of Registrable Securities by an QLT Investor are to be borne by such QLT Investor.

Registration on Form S-3

        QLT will use its commercially reasonable efforts to remain qualified for registration on Form S-3 or comparable forms and in the event that QLT is ineligible to use such form, QLT will use such form as QLT is eligible to use under the Securities Act, provided that if given the opportunity, QLT will promptly convert such other form to a Form S-3.

Indemnification

        QLT will indemnify each QLT Investor, each of its officers, directors, agents and partners, and each person controlling each of the foregoing, against all claims, losses, damages and liabilities arising out of or based on:

  •
  any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular or other document (including any related registration statement, notification or the like) incident to any such registration, qualification or compliance; or

  •
  any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, or any violation by QLT of Canadian securities laws, the Securities Act or any state securities law.

        QLT will reimburse each QLT Investor, each of its officers, directors, agents and partners, and each person controlling each of the foregoing, for any legal and any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, provided that QLT will not be liable in any such case to an Investor to the extent that any such claim, loss, damage, liability or expense arises out of or is based:

  •
  on any untrue statement or omission based upon written information furnished to QLT by an QLT Investor;

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  the failure of a QLT Investor to deliver at or prior to the written confirmation of sale, the most recent prospectus, as amended or supplemented; or

  •
  the failure of a QLT Investor otherwise to comply with the Share Purchase and Registration Rights Agreement.

        Each QLT Investor will, severally and not jointly, if Registrable Securities held by it are included in the securities as to which such registration, qualification or compliance is being effected, indemnify QLT, each of its directors, officers, agents and partners, each person who controls QLT, and each of their officers, directors and partners, and each person controlling such other Investor(s) against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on:

  •
  any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document; or

  •
  any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make a statement therein not misleading in light of the circumstances under which they were made.

        Each QLT Investor will reimburse QLT and such other QLT Investor(s) and their directors, officers and partners or control persons for any legal or any other expenses reasonably incurred in connection with investigating and defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such Canadian Prospectus, registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to QLT by such QLT Investor and stated to be specifically for use therein, and provided that the maximum amount for which such QLT Investor will be liable will not exceed the net proceeds received by such QLT Investor from the sale of the Registrable Securities pursuant to the registration statement in question.

        If the indemnification described above is unavailable in respect of any losses, claims, damages or liabilities, then the indemnifying party will contribute to the amount paid or payable by the party to be indemnified as a result of such losses, claims, damages or liabilities as between QLT on the one hand and any QLT Investor on the other, in such proportion as is appropriate to reflect the relative fault of the QLT and of such QLT Investor (with certain exceptions).

Conditions to Closing

        The following conditions must be satisfied or mutually waived before QLT or each QLT Investor is obligated to consummate the transactions contemplated by the Share Purchase and Registration Rights Agreement:

  •
  no governmental authority of competent jurisdiction shall have enacted any law or order (whether temporary, preliminary or permanent) that preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by the Share Purchase and Registration Rights Agreement;

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  no pending any suit, action or proceeding by any person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by the Share Purchase and Registration Rights Agreement;

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  no outstanding judgment, injunction, order or decree of a competent governmental authority shall have been entered and shall continue to be in effect, and no law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the transactions contemplated by the Share Purchase and Registration Rights Agreement;

  •
  the closing of the Merger (as described in "The Merger Agreement") shall have occurred or the Merger Agreement shall have been terminated in accordance with its terms; and

  •
  the Aralez Distribution (as described in "—Aralez Subscription Agreement") shall have occurred or the Aralez Subscription Agreement shall have been terminated prior to the consummation of the transactions contemplated thereby.

        The following conditions must be satisfied by QLT or waived by a QLT Investor before each QLT Investor is obligated to consummate the transactions contemplated by the Share Purchase and Registration Rights Agreement:

  •
  the representations and warranties of QLT qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of the Share Purchase and Registration Rights Agreement and as of the Private Placement Closing as though made at and as of the Private Placement Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

  •
  QLT shall have performed and complied in all material respects with all obligations and agreements required in Share Purchase and Registration Rights Agreement to be performed or complied with by it on or prior to the date of the Private Placement Closing;

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  QLT common shares to be issued shall have been approved for listing on NASDAQ and the TSX, subject to official notice of issuance; and

  •
  QLT shall have delivered, or caused to be delivered, to each QLT Investor at the Private Placement Closing, QLT's closing deliverables as described in the Share Purchase and Registration Rights Agreement.

        The following conditions must be satisfied by each QLT Investor or waived by QLT before QLT is obligated to consummate the transactions contemplated by the Share Purchase and Registration Rights Agreement:

  •
  the representations and warranties of such QLT Investor set forth in the Share Purchase and Registration Rights Agreement qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, in each case, as of the date of Share Purchase and Registration Rights Agreement and as of the date of the Private Placement Closing as though made at and as of the Private Placement Closing, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties qualified as to materially shall be true and correct, and those not so qualified shall be true and correct in all material respects, on and as of such earlier date);

  •
  such QLT Investor will have performed and complied in all material respects with all obligations and agreements required by the Share Purchase and Registration Rights Agreement to be performed or complied with by such QLT Investor on or prior to the date of the Private Placement Closing; and

  •
  such QLT Investor will have delivered, or caused to be delivered, to QLT at the Private Placement Closing such QLT Investor's closing deliverables described in the Share Purchase and Registration Rights Agreement.

Termination

        The Share Purchase and Registration Rights Agreement may be terminated at any time prior to the Share Purchase Closing:

  •
  by the unanimous written consent of the QLT and each QLT Investor;

  •
  by QLT or any of the QLT Investors (but only with respect to such terminating QLT Investor's rights and obligations under the Share Purchase and Registration Rights Agreement) if there is any law that makes consummation of the transactions illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent governmental authority enjoining QLT or such QLT Investor from consummating the transactions shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the party seeking to terminate will have used its commercially reasonable efforts to render inapplicable such law or regulation or remove such judgment, injunction, order or decree; or

  •
  by QLT or any of the QLT Investors (but only with respect to such terminating Investor's rights and obligations under the Share Purchase and Registration Rights Agreement) if the Private Placement Closing shall not have occurred on or before April 30, 2016 (the "Private Placement End Date"); provided, however, that the right to terminate the Share Purchase and Registration Rights Agreement for this reason shall not be available to any party whose material breach of any covenant or obligation under the Share Purchase and Registration Rights Agreement has

    been the cause of or resulted in the failure of the Private Placement Closing to occur on or before the Private Placement End Date.

Agreement Expenses

        QLT and each QLT Investor will bear its own expenses in connection with the preparation and negotiation of the Share Purchase and Registration Rights Agreement.

 THE BUSINESS OF INSITE

        InSite is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. InSite's current portfolio of products is based on its proprietary DuraSite® sustained drug delivery technology.

        InSite faces significant challenges related to its lack of financial resources. Absent the transactions contemplated by the Merger Agreement, including the first priority secured line of credit of up to $9,853,333 granted by QLT to InSite, InSite expected that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements would have only been adequate to fund its operations until approximately July 2015. In their audit report related to InSite's consolidated financial statements for the year ended December 31, 2014, which is included in this proxy statement/prospectus, InSite's independent auditors refer to InSite's recurring losses from operations, available cash and cash equivalent balances and accumulated deficit and a substantial doubt about InSite's ability to continue as a going concern. InSite expects the secured line of credit granted by QLT will fund operations until completion of the Merger; however, if the Merger Agreement terminates prior to completion, no additional funding from QLT would be available and if InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets. For additional details regarding the terms of the secured line of credit granted by QLT, see "Secured Note" beginning on page 123 of this proxy statement/prospectus.

        InSite's DuraSite sustained drug delivery technology is a proven synthetic polymer-based formulation designed to extend the residence time of a drug relative to conventional topical therapies. It enables topical delivery of a drug as a solution, gel or suspension and can be customized for delivering a wide variety of drug candidates. InSite has focused its research and development and commercial support efforts on the following topical products formulated with its DuraSite drug delivery technology.

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  AzaSite® (azithromycin ophthalmic solution) 1% is a DuraSite formulation of azithromycin, a broad spectrum ocular antibiotic approved by the FDA in April 2007 to treat bacterial conjunctivitis (pink eye). It is commercialized in the United States by Akorn. InSite received a 25% royalty on net sales of AzaSite in North America through March 31, 2014, which was required to service the outstanding, non-recourse promissory notes due 2019 of its wholly owned subsidiary, Azithromycin Royalty Sub, LLC ("AzaSite Notes"). On June 10, 2014, InSite entered into an amendment to the Akorn License. Under the amendment, Akorn paid InSite an amendment fee of $6.0 million, which was used to repurchase and cancel the AzaSite Notes, in return for a lower royalty on net sales of AzaSite in North America. Effective April 1, 2014, for annual net sales of AzaSite, the royalty is (1) 8.0% on net sales less than $20.0 million, which increased to 9.0% effective March 4, 2015 after InSite, Akorn and Pfizer entered into a settlement agreement with Mylan, which sought to launch generic versions of AzaSite, (2) 12.5% on net sales greater than or equal to $20.0 million and less than or equal to $50.0 million and (3) 15.0% on net sales in excess of $50.0 million.

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  Besivance® (besifloxacin ophthalmic suspension) 0.6% is a DuraSite formulation of besifloxacin, a broad spectrum ocular antibiotic approved by the FDA in May 2009 to treat bacterial conjunctivitis (pink eye). Besivance was developed by Bausch & Lomb (wholly owned by Valeant as of August 2013) and was launched in the United States in the second half of 2009. In 2011, Besivance was launched internationally in select countries. Until InSite sold the Besivance royalty rights in April 2013, it received a middle single-digit royalty on net sales of Besivance globally. In April 2013, InSite sold the rights to receive royalty payments on sales of Besivance, beginning on January 1, 2013, for $15 million at closing, with an additional $1 million paid in February 2014 after certain 2013 Besivance sales targets were met. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021.

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  BromSite™ is a DuraSite formulation of bromfenac in development for the treatment of post-operative inflammation and prevention of post-operative eye pain. InSite initiated a Phase 1/2 clinical trial for this product candidate in August 2010 and received positive top-line results from this study in the first quarter of 2011, which demonstrated the efficacy and safety of BromSite. In the third quarter of 2011, InSite completed an additional Phase 2 clinical trial to investigate the pharmacokinetics ("PK") of BromSite in humans. InSite received positive top-line results that showed that the mean concentration of bromfenac in the aqueous humor of patients using BromSite was more than double compared to the currently available bromfenac eye product. In July 2012, InSite initiated a Phase 3 clinical trial for this product candidate and completed patient enrollment in November 2012. The BromSite Phase 3 clinical trial enrolled 268 patients undergoing cataract surgery in a two-arm trial designed to evaluate the efficacy and safety of BromSite against the DuraSite vehicle alone. In March 2013, InSite received positive top-line results from this Phase 3 clinical trial demonstrating statistically significant superiority compared to vehicle (p < 0.001) in prevention of ocular pain and treatment of inflammation among patients following cataract surgery. In May 2013, InSite initiated the second Phase 3 clinical trial for this product candidate, which was completed in November 2013 with 248 patients enrolled. InSite received positive top-line results from this confirmatory Phase 3 clinical trial in December 2013. InSite completed the BromSite NDA for this product candidate in February 2015 and filed the BromSite NDA with the FDA on June 11, 2015. In May 2014, the Swedish Medical Products Agency ("MPA") concluded that the existing Phase 3 clinical data for BromSite was likely sufficient to support the filing of a Marketing Authorization Application ("MAA") with the MPA. In July 2014, the USPTO issued a patent on BromSite. The patent provides protection for bromfenac formulations in DuraSite, including ISV-101, until August 7, 2029.

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  DexaSite™ is a DuraSite formulation of dexamethasone in development for the treatment of ocular inflammation. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate in blepharitis and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While DexaSite did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, it demonstrated statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. After ongoing meetings with the FDA, in July 2014, the FDA agreed that the results of the Phase 3 clinical trial could support marketing approval for DexaSite for the treatment of blepharitis. During the fourth quarter of 2014, InSite executed post-Phase 3 regulatory meetings with European Health Authorities and the FDA to outline its proposed filings. InSite currently plans to file an NDA with the FDA in 2017 for this product in this indication. As a next step toward this filing, InSite plans to execute additional regulatory meetings with European Health Authorities and the FDA during 2015 to attempt to harmonize the chemistry, manufacturing and controls ("CMC") section in support of DexaSite NDA and MAA filings for this indication. In addition, in November 2013, InSite submitted a protocol to the FDA for Phase 3 clinical trials with respect to the use of DexaSite for the treatment of inflammation and prevention of eye pain in ocular surgery.

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  AzaSite Plus™ is a fixed combination of azithromycin and dexamethasone in DuraSite for the treatment of ocular inflammation and infection (blepharitis and/or blepharoconjunctivitis) for which there is no FDA approved indicated treatment. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate in blepharitis and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While AzaSite Plus did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, AzaSite Plus did demonstrate statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. InSite continues to meet with the FDA to review the overall results of the clinical trial and determine the next steps in the development of this product candidate.

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  DuraSite® 2 is InSite's next-generation enhanced drug delivery system, which is designed to provide a broad platform for developing superior ophthalmic therapeutics. DuraSite 2 is based on the original DuraSite technology, and incorporates a cationic polymer to achieve sustained and enhanced ocular delivery of drugs. DuraSite 2 is designed to increase the tissue penetration for topically delivered ocular drugs with the aim of improved efficacy and dosing convenience. In August 2013, the USPTO issued a patent on DuraSite 2. The patent provides protection to March 5, 2029 for both the delivery system and the drugs that are formulated with DuraSite 2. In November 2013, InSite obtained preclinical data from a comparative study that demonstrated superior drug retention and tissue penetration compared to DuraSite. InSite plans to utilize the DuraSite 2 platform in the development of all future pipeline products. InSite plans to initiate a broad licensing program that provides access to industry partners through both exclusive and non-exclusive licensing and/or commercialization agreements.

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  ISV-101 is a DuraSite formulation with a low concentration of bromfenac for the treatment of dry eye disease. InSite filed an Investigational New Drug Application ("IND") with the FDA for this product candidate in the first quarter of 2011. InSite plans to initiate a Phase 1/2 clinical trial for this product candidate, but no time period has been set.

Business Strategy

        If sufficient funding were available to InSite to continue its operations, InSite's business strategy prior to the Merger would have consisted of the following:

  1.
  Develop its pipeline of ocular product candidates.    InSite seeks to identify new product candidates from proven drugs that can be improved by formulation in DuraSite 2, which can substantially reduce the clinical risk involved in these product candidates. As appropriate, InSite plans to conduct preclinical and clinical testing of its product candidates.

  2.
  Partner its product candidates.    When InSite deems it appropriate, it seeks to partner with larger pharmaceutical companies to manufacture and market its products. Partnering agreements generally include upfront and milestone payments, as well as on-going royalty payments upon commercialization, payable to InSite.

        Corporate Information.    InSite's principal executive offices are located at 965 Atlantic Avenue, Alameda, California 94501. Its telephone number is (510) 865-8800. InSite was incorporated in 1986 as a California corporation and reincorporated in Delaware in 1987. InSite makes its periodic and current reports available, free of charge, through its website (http://www.insitevision.com) under "Investor Relations—SEC Filings" as soon as reasonably practicable after such material is electronically filed with the SEC. Additionally, copies of materials filed by InSite with the SEC may be accessed at the SEC's Public Reference Room at 100 F Street NE, Washington D.C. or at the SEC's website at http://www.sec.gov. For information about the SEC's Public Reference Room, the public may contact 1-800-SEC-0330.

Ophthalmic Anti-Infective Market

        The ocular anti-infective market is estimated to exceed $2.0 billion annually. Eye infections are routinely treated with topical antibiotics or antibiotic/corticosteroid fixed-dose combination products. InSite is developing topical products to treat eye and eye-lid infections and/or inflammations. Some of these infections and/or inflammations are either under-treated or do not have an FDA-approved product indication. These infections and/or inflammations can be both acute and chronic. InSite's goal is to provide highly effective, safe and differentiated therapeutics for the treatment of acute and chronic ocular infection and inflammation. There are two general areas where InSite's topical ocular anti-infective products have been utilized by eye-care physicians, or where InSite believes its product candidates are well-suited to improving patient care:

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  Acute Eye Infections.

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  Acute bacterial conjunctivitis (pink eye) is a common ophthalmic condition is experienced by most people at some point in their lives, and is especially prevalent among children. Due to its common occurrence, and contagiousness, conjunctivitis is a global economic burden. Approximately four million cases of bacterial conjunctivitis are seen annually in the United States in children and adults, with direct and indirect costs estimated to be as much as $857 million annually. Bacterial conjunctivitis afflicts the conjunctiva or the transparent lining on the inside of the eyelids and the white part of the eye. In bacterial conjunctivitis, bacteria infect these parts of the eye and the white part of the eye may look pink from the inflammation. As it is an extremely contagious condition, immediate treatment is recommended. InSite's developed ocular antibiotics, AzaSite and Besivance, are designed to treat this disease with significantly lower dosing than competing products.

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  Chronic and Acute Eye-lid Infections.

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  Blepharitis (also known as lid margin disease) is a chronic inflammation of the eyelids, particularly the eyelid margins where the eyelashes grow. It is a common disorder that may be caused by bacterial growth, viral infection, allergies, environmental conditions or systemic disease. In a survey conducted by researchers at George Washington University, ophthalmologists and optometrists reported that blepharitis is commonly seen in 37% and 47% of their patients, respectively. In spite of that frequency, blepharitis is often misdiagnosed or under-diagnosed.

  Blepharitis is a chronic condition with periodic acute episodes that are difficult to treat. An eyelid with blepharitis may become itchy and appear red and swollen with scaly, dandruff-like or greasy debris along the lid margin. There are no FDA-approved products for the treatment of blepharitis. Patients are typically advised to use lid scrubs, hot compresses, lid massage, antibiotics, corticosteroids and fixed-combination products. InSite has developed two novel ophthalmic products that utilize its DuraSite drug delivery technology to alleviate the signs and symptoms of blepharitis; AzaSite Plus, a topical anti-bacterial and anti-inflammatory combination product; and DexaSite, a corticosteroid anti-inflammatory agent. In July 2013, InSite completed a Phase 3 clinical trial for DexaSite and AzaSite Plus in blepharitis, enrolled 907 patients and announced top-line results. While DexaSite and AzaSite Plus did not meet the primary endpoint of complete resolution of all clinical signs, they did meet the complete resolution of the symptom of blepharitis, lid irritation. Furthermore, the products demonstrated statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. After ongoing meetings with the FDA, in July 2014, the FDA agreed that the results of the Phase 3 clinical trial could potentially support marketing approval for DexaSite for the treatment of blepharitis. InSite currently plans to file an NDA with the FDA in 2016 for DexaSite for the treatment of blepharitis.

    •
    Blepharoconjunctivitis occurs when conjunctivitis accompanies blepharitis, a condition that occurs frequently. A unilateral or bilateral conjunctivitis that persists for four or more weeks is diagnosed as chronic. There is a considerable overlap of symptoms of all types of blepharitis and it often leads to associated ocular surface inflammation, including conjunctivitis, function tear deficiency and keratitis (an inflammation of the cornea which can develop into corneal ulcers). There is no approved drug therapy for the chronic symptoms of blepharoconjunctivitis. Typical treatment includes eye hygiene using lid scrubs, topical and/or systemic antibiotics and topical corticosteroids.

Ocular Inflammation and Pain Market

        InSite is developing novel ophthalmic therapeutics for the treatment of conditions associated with ocular inflammation. InSite's product development programs are initially focused on two indications, post-operative inflammation and pain, and dry eye disease.

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  Post-Operative Ocular Inflammation and Pain is typically treated using non-steroidal anti-inflammatory drugs ("NSAIDs") and/or topical ophthalmic steroids. Ophthalmic surgeons deploy topical NSAIDs before and after cataract and other procedures to address patient pain. Topical ophthalmic steroids are prescribed post-surgery to address inflammation that can cause significant discomfort. Frequently utilized together, NSAIDs and corticosteroids prevent complications of inflammation, such as cystoid macular edema. Cystoid macular edema ("CME") is a serious post-surgical complication that occurs when inflammation and swelling develop in the center of the retina. CME is the most common cause of decreased vision or even blindness following cataract surgery. Cataract surgery is currently the most frequent ophthalmic procedure conducted in the United States, with more than 3 million cataract surgeries performed annually. With the growing elderly population in the United States, the demand for cataract surgeries continues to rise. People can have an age-related cataract in their 40s and 50s, but it is after age 60 that most cataracts impact the patient's vision. By age 80, more than half of all Americans will either have a cataract or have had cataract surgery. More than 20 million Americans have at least one cataract. By 2020, the incidence is expected to increase to 30 million. In 2011, the ocular anti-inflammatory products (corticosteroids, NSAIDs, and anti-inflammatory/anti-infective combinations) market was valued at over $1.7 billion. InSite completed two Phase 3 clinical studies of its BromSite product candidate, which is intended to relieve post-operative ocular inflammation and pain while providing superior tissue penetration of drug to the eye that may reduce the incidences of CME with convenient twice-daily dosing. InSite completed the BromSite NDA in February 2015 and filed the BromSite NDA with the FDA on June 11, 2015. In November 2013, the FDA approved the protocol for Phase 3 clinical trials in the use of DexaSite for the prevention of inflammation and eye pain in ocular surgery. InSite is also ready to start Phase 3 clinical studies of DexaSite, its topical ophthalmic steroid product candidate, in this indication but no time frame has been set.

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  Dry Eye Disease occurs when the ocular surface and/or tear film is compromised. While causes of dry eye may vary, it is frequently associated with inflammation of the surface of the eye, the lacrimal gland, or the conjunctiva. A chronic condition that can occur at any age, dry eye disease is most prevalent among the elderly. Symptoms of dry eye disease include a scratchy irritation as if something is in the eye, stinging or burning of the eye; episodes of excess tearing that follow periods of very dry sensation; stringy discharge from the eye and pain or redness. According to the National Eye Institute, dry eye disease is estimated to affect five million people age 50 and older in the United States alone, with tens of millions more experiencing less severe symptoms. InSite has developed a low-dose topical NSAID, known as ISV-101, for the treatment of dry eye disease. InSite plans to initiate a Phase 1/2 clinical trial for ISV-101, but no time frame has been set.

Products and Product Candidates

        The following table summarizes the current status of InSite's principal products and product candidates in its development pipeline. A more detailed description of each product and product candidate follows the table.

Principal DuraSite Products and Product Candidates
Active Programs

Product	Indications	Anticipated Benefits	Status
AzaSite	Bacterial conjunctivitis (pink eye)	Broad-spectrum macrolide antibiotic with reduced dosing frequency	*Approved and launched in U.S. *Approved in Canada
Besivance	Bacterial conjunctivitis (pink eye)	Broad-spectrum fluoroquinolone antibiotic with reduced dosing frequency	*Approved and launched in the United States and select countries internationally
BromSite	Post-operative inflammation and eye pain	A non-steroidal anti-inflammatory to treat pain and inflammation	NDA filed in June 2015
DexaSite	Blepharitis	A potent corticosteroid with reduced dosing frequency to treat inflammation

Phase 3 clinical trial did not meet the primary clinical endpoint of complete resolution of all clinical signs; it did meet the complete resolution of the symptom of blepharitis, lid irritation. Furthermore, it demonstrated statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. NDA expected to be filed in 2017

	Post-operative inflammation and eye pain		Protocal submitted to FDA for Phase 3 clinical trial
AzaSite Plus	Blepharitis	Broad-spectrum antibiotic combined with a potent corticosteroid with reduced dosing frequency to treat both inflammation and infection

Phase 3 clinical trial did not meet the primary clinical endpoint of complete resolution of all clinical signs, however, it did meet the complete resolution of the symptom of blepharitis, lid irritation. Furthermore, AzaSite Plus did demonstrate statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15.

ISV-101	Dry eye disease	A low dose non-steroidal anti-inflammatory to treat dry eye disease	Filed an IND with the FDA Phase 1/2 clinical trial planned

The DuraSite Product Family of Topical Anti-infectives and Product Candidates

AzaSite: Launched commercially in the United States by Inspire (acquired by Merck in May 2011 and Akorn in November 2013) in August 2007 for Bacterial Conjunctivitis (pink eye)

        InSite developed a topical formulation of the antibiotic azithromycin to treat bacterial conjunctivitis and other infections of the eye. Bacterial conjunctivitis is a common ocular surface disease characterized by inflammation of the delicate skin and mucosa on the inside of the eyelids and the white part of the eye. These bacterial infections are contagious and are generally accompanied by irritation, itching, foreign body sensation, watering, mucus discharge and redness. The bacterial form of the disease is generally more common in children than adults.

        Azithromycin has a broad spectrum of antibiotic activity and is widely used to treat respiratory and other infections in its oral and parenteral forms. AzaSite is an eye drop of 1% azithromycin formulated to deliver sufficient tissue concentrations over a seven-day dosing period using InSite's proprietary DuraSite technology. The eye drop is designed to enable superior bactericidal activity against common ocular pathogens and even difficult bacteria such as pseudomonas. InSite believes the key advantages of AzaSite include its once-a-day dosing after the first two days of twice-a-day dosing and the high and persistent levels of azithromycin achieved in the tissues of the eye. Clinical studies have shown that AzaSite is well tolerated and effective. AzaSite was approved by the FDA in April 2007. In August 2007, Inspire Pharmaceuticals commercially launched AzaSite in the United States pursuant to its license from InSite. In May 2011, Merck acquired Inspire and Inspire became a wholly owned subsidiary of Merck. In November 2013, Akorn acquired Inspire from Merck and Inspire became a wholly owned subsidiary of Akorn. AzaSite is currently commercialized by Akorn in the United States.

Besivance: Launched commercially in the United States by Bausch & Lomb in the second half of 2009 for Bacterial Conjunctivitis (pink eye) and available in select countries internationally

        Besivance (besifloxacin ophthalmic suspension) 0.6% is indicated for the treatment of bacterial conjunctivitis in patients one year or older and is marketed by Bausch & Lomb (wholly owned by Valeant as of August 2013).

        Besivance is the first fluoroquinolone specifically developed for ophthalmic use and is the first and only ophthalmic fluoroquinolone with no previous systemic use. It offers broad-spectrum antibacterial activity, including activity against the strains that are the most common causes of bacterial conjunctivitis.

        In clinical trials, investigators found that Besivance treatment resulted in a greater proportion of patients experiencing clinical resolution and microbial eradication when compared to its vehicle.

        Besivance was approved by the FDA in May 2009. The product was launched commercially in the second half of 2009 in the United States. In 2011, Besivance was launched internationally in select countries.

        In April 2013, InSite sold the rights to receive royalty payments from Bausch & Lomb on sales of Besivance. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021.

BromSite: Phase 3 clinical trial for post-operative inflammation and eye pain completed

        InSite developed a topical formulation of the non-steroidal, anti-inflammatory bromfenac to treat post-operative inflammation and eye pain in patients who have undergone cataract surgery. In the first half of 2010, InSite completed its preclinical development of this product candidate and filed an IND with the FDA. In the second half of 2010, InSite initiated and completed enrollment for the Phase 1/2 clinical trial for this product candidate. In the first quarter of 2011, InSite received positive top-line results from this study, which demonstrated the efficacy and safety of BromSite. In the third quarter of 2011, InSite completed an additional Phase 2 clinical trial to investigate the PK of BromSite in humans. InSite received positive top-line results that showed that the mean concentration of bromfenac in the aqueous humor of patients using BromSite was more than double compared to the currently available bromfenac eye product. InSite discussed the design of the Phase 3 clinical trial with the FDA. The BromSite Phase 3 clinical study was a two-arm, double-blind, placebo-controlled clinical trial where the placebo arm was the DuraSite vehicle. Patients undergoing cataract surgery were randomized and then dosed twice-a-day beginning the day before surgery, continuing the day of surgery and 14 days post-surgery. The primary study endpoint was the reduction of pain and inflammation after surgery. In July 2012, InSite initiated a Phase 3 clinical trial for this product candidate and completed patient enrollment in November 2012 with 268 patients enrolled. In March 2013, InSite received positive top-line results that demonstrated a reduction of inflammation and pain after cataract surgery at a lower drug concentration compared to the current market leader.

        In May 2013, InSite initiated the second Phase 3 clinical trial for this product candidate, which was completed in November 2013 with 248 patients enrolled. InSite received positive top-line results from this confirmatory Phase 3 clinical trial in December 2013. InSite completed the BromSite NDA in February 2015 and filed the BromSite NDA with the FDA on June 11, 2015 for the treatment of post-operative inflammation and prevention of eye pain in patients who have undergone cataract surgery.

DexaSite: A second candidate for blepharitis in Phase 3 development and a new Phase 3 candidate for the prevention of inflammation and pain in ocular surgery.

        InSite developed a topical formulation of the corticosteroid dexamethasone to treat eye inflammation caused by infections, injury, surgery or other conditions. In 2007, InSite completed its preclinical development of this product candidate. This is a second product candidate originating from the IND filed for AzaSite Plus.

        In 2008, the data from InSite's Phase 3 clinical trial indicated that DexaSite was efficacious and well tolerated with no serious adverse events. Treatment-related ocular adverse events were minimal in frequency and equivalent between all groups. There were no significant differences in intraocular pressure between the DexaSite group and the other group containing dexamethasone after 14 days of treatment.

        In 2010, InSite discussed a development pathway for this product candidate with the FDA. DexaSite was included in the Phase 3 clinical trial Special Protocol Assessment ("SPA") for AzaSite Plus, which allowed InSite to simultaneously evaluate both agents in a single Phase 3 clinical trial for the treatment of blepharitis. Per the SPA-approved protocol, the efficacy and safety of DexaSite was measured against the DuraSite vehicle for the primary clinical endpoint of resolution of clinical signs and symptoms of blepharitis at the end of the dosing period. DexaSite was also evaluated for the secondary clinical endpoint of clinical improvement of signs and symptoms of blepharitis. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While DexaSite did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, it demonstrated statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. After ongoing meetings with the FDA, in July 2014, the FDA agreed that the results of the Phase 3 clinical trial could support marketing approval for blepharitis. InSite currently plans to file an NDA with the FDA in 2017 for DexaSite for the treatment of blepharitis.

        In November 2013, InSite submitted a protocol to the FDA for Phase 3 clinical trials with respect to the use of DexaSite for the treatment of inflammation and prevention of eye pain in ocular surgery.

AzaSite Plus: Phase 3 Clinical Trials for Blepharitis/Blepharoconjunctivitis

        Expansion of InSite's AzaSite product into a larger franchise includes a fixed combination of azithromycin with dexamethasone for the treatment of blepharitis/blepharoconjunctivitis, an infection of the eyelid and the conjunctiva, as well as other ophthalmic infections. In 2006, InSite completed its preclinical development of this combination product candidate, filed an IND with the FDA and conducted a Phase 1 clinical trial.

        In February 2007, InSite announced that the preliminary safety data from its Phase 1 clinical trial indicated that AzaSite Plus was well tolerated and no serious adverse events were reported. Treatment-

related ocular adverse events were minimal in frequency and equivalent between the treatment and placebo groups. There were no significant differences in intraocular pressure between the AzaSite Plus group and placebo group after 14 days of treatment.

        In the fall of 2007, InSite conducted a pilot study to evaluate endpoints and time points for use in the Phase 3 trial for AzaSite Plus. There were 32 patients with blepharoconjunctivitis who completed the double-masked and randomized trial and received eye drops two times a day for 14 days. The results led to the selection of endpoints for the first Phase 3 trial, which included lid margin redness, lid swelling, conjunctival redness, ocular discharge and lid irritation in at least one eye.

        The Phase 3 trial tested a total of 417 patients with blepharoconjunctivitis. The dosing regimen consisted of one drop in the eye and one on the eyelid, two times a day for 14 days. The trial design included three treatment arms with the objective of demonstrating the superiority of AzaSite Plus in treating blepharoconjunctivitis over AzaSite alone or DexaSite alone.

        Results from the Phase 3 trial indicated that AzaSite Plus improved clinical outcomes as compared to treatment with AzaSite alone in the reduction of inflammatory signs and symptoms and dexamethasone alone in bacterial eradication. AzaSite Plus was very well tolerated. However, the trial did not achieve its primary clinical endpoint as the reduction of inflammatory signs and symptoms between AzaSite Plus and DexaSite was statistically equivalent.

        In April 2009, InSite discussed the results of this trial with the FDA and, based on this meeting, it developed a protocol for the treatment of blepharitis that would seek to demonstrate AzaSite Plus's ability to delay exacerbation and/or recurrence of acute episodes of blepharitis. This study would serve as a basis for revisions to the pivotal Phase 3 clinical trial protocols.

        In 2010, InSite discussed a development pathway for this product candidate with the FDA. In May 2011, InSite reached an agreement with the FDA on an SPA for the design of a Phase 3 clinical trial of AzaSite Plus in patients with blepharitis. The trial design includes four study arms to receive AzaSite Plus, DexaSite, AzaSite or the DuraSite vehicle twice-daily for a period of 14 days. Under the SPA-approved trial protocol, AzaSite Plus was evaluated for safety and efficacy against AzaSite for the primary clinical endpoint of resolution of the clinical signs and symptoms of blepharitis and against DexaSite to compare the length of time to recurrence or exacerbation of symptoms following the treatment period. AzaSite Plus was also evaluated for the secondary clinical endpoint of clinical improvement of signs and symptoms of blepharitis against AzaSite. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While AzaSite Plus did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, AzaSite Plus did demonstrate statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. InSite continues to meet with the FDA to review the overall results of the clinical trial and determine the next steps in the development of this product candidate.

ISV-101: Filed an IND for this product candidate

        InSite developed a topical formulation of the non-steroidal anti-inflammatory bromfenac to treat dry eye disease. In January 2011, InSite filed an IND with the FDA. InSite plans to initiate a Phase 1/2 clinical trial for this product candidate, but no time frame has been set.

DuraSite Sustained Delivery Technology

        At the core of InSite's AzaSite franchise is its proprietary DuraSite drug delivery technology. InSite's DuraSite sustained drug delivery technology is a synthetic polymer-based formulation designed to extend the residence time of a drug relative to conventional topical therapies. It enables topical delivery of a drug as a solution, gel, or suspension and can be customized for delivering a wide variety of potential drug candidates.

        The combination of DuraSite and proven drug products is designed to result in differentiated products that have increased efficacy and improved compliance through a reduced dosing frequency that yields better outcomes, lowers the development risk by using the proven DuraSite technology with a proven drug product and lowers development costs. In addition to its formulation with azithromycin in InSite's AzaSite family of products, InSite's DuraSite technology may be used in the formulation of new ocular product candidates using either non-proprietary drugs or compounds developed by others for non-ophthalmic indications.

        Physical Properties.    DuraSite is composed of a cross-linked polyacrylic acid polymer, water and salts. InSite has developed considerable knowledge of how to formulate DuraSite for topical applications that have a range of viscosities and physical forms including gels, suspensions and solutions. The size of the dry polymer particle averages 5 microns. The molecular weight of the polymer exceeds 3x107 Daltons. Upon the addition of water, DuraSite swells to ~100x its original weight.

        The polymer entraps water and the active drug product in a bioadhesive matrix. The viscosity of the matrix is controlled by pH. The bioavailability and release characteristics of the drug can be adjusted by altering the chemical environment. The resulting drug delivery system is bioadhesive, demonstrates sustained release and is compatible with both water soluble and water insoluble molecules.

        Regulatory Status.    The ingredients in the DuraSite sustained release technology are classified by the FDA as Category 1 GRAS (generally regarded as safe). It has been approved by many pharmacopeias, which helps to facilitate worldwide approvals of drugs that contain DuraSite. DuraSite has been used commercially in AquaSite, an ophthalmic product for dry eye syndrome; AzaSite, a topical anti-infective product for the treatment of bacterial conjunctivitis; and Besivance, besifloxacin ophthalmic suspension, 0.6%.

        DuraSite 2 is InSite's next-generation enhanced drug delivery system, which is designed to provide a broad platform for developing superior ophthalmic therapeutics. DuraSite 2 is based on the original DuraSite technology, and incorporates a cationic polymer to achieve sustained and enhanced ocular delivery of drugs. DuraSite 2 is designed to increase the tissue penetration for topically delivered ocular drugs with the aim of improved efficacy and dosing convenience. InSite has preclinical data from a comparative study that demonstrated superior drug retention and tissue penetration compared to DuraSite. In August 2013, the USPTO issued a patent on DuraSite 2. The patent provides protection to 2029 for both the delivery system and the drugs that are formulated with DuraSite 2. In November 2013, InSite obtained preclinical data from a comparative study that demonstrated superior drug retention and tissue penetration compared to DuraSite. InSite plans to utilize the DuraSite 2 platform in the development of all future pipeline products.

Additional Research and Development Opportunities

        In addition to products leveraging its DuraSite technology, InSite occasionally seeks to in-license or acquire promising product candidates and technologies from other companies and universities and research institutions and to apply its expertise to create novel differentiated ophthalmic products.

Collaborative, Licensing and Service Agreements

        As part of InSite's business strategy, it has entered into, and will continue to pursue additional licensing agreements, corporate collaborations and service agreements. There can be no assurance that

InSite will be able to negotiate acceptable collaborative, licensing or service agreements, or that its existing arrangements will be successful or renewed or that they will not be terminated.

        Pfizer and Pfizer Products, Inc.    In February 2007, InSite entered into a worldwide, exclusive, royalty-bearing licensing agreement with Pfizer ("Pfizer License") under Pfizer's patent family titled "Method of Treating Eye Infections with Azithromycin" for ocular anti-infective product candidates known as AzaSite and AzaSite Plus. Under the Pfizer License, InSite is required to pay Pfizer a low single-digit royalty based on net sales of the licensed products and to use reasonable commercial efforts to seek regulatory approval for and market licensed products. InSite has the right to grant sublicenses, subject to Pfizer's prior approval which shall not be unreasonably withheld. The Pfizer License expires worldwide in November 2018 upon expiration of the underlying Pfizer patent. The Pfizer License may be terminated by Pfizer or InSite upon material breach of the agreement and following notice and failure to cure, or upon Pfizer or InSite becoming bankrupt or insolvent.

        Akorn.    In February 2007, InSite entered into a license agreement with Inspire. In May 2011, Merck acquired Inspire and Inspire became a wholly owned subsidiary of Merck. In November 2013, Akorn acquired Inspire from Merck and Inspire is currently a wholly owned subsidiary of Akorn. Under the Akorn License, InSite licensed exclusive development and commercialization rights under its AzaSite patent rights and certain know-how for topical anti-infective products containing azithromycin as the sole active ingredient for human ocular or ophthalmic indications in the United States and Canada and their respective territories. The Akorn License also provides for nonexclusive licenses under InSite's DuraSite patent rights, container patent rights, Columbia Laboratories, Inc. polymer technology patent rights and certain know-how in the same field of use as described above. InSite also granted Akorn an exclusive sublicense under the Pfizer patent rights that it has licensed under the Pfizer License discussed above. Akorn has the right to grant sublicenses under the terms of the Akorn License.

        Under the Akorn License, Inspire paid InSite license fees and a milestone payment totaling $32 million through FDA approval in April 2007. Akorn also pays InSite a royalty on net sales of AzaSite in North America. Akorn, and previously Merck prior to November 2013, was obligated to pay InSite 25% royalties under the Akorn License for the longer of (i) eleven years from the launch of the first product (August 13, 2007) or (ii) the period during which a valid claim under a patent licensed from InSite covers a licensed product. For five years after the first year of commercial sale, Merck was required to pay InSite the greater of the royalty discussed above or certain tiered minimum royalties, which minimum royalties terminated in September 2013. On June 10, 2014, InSite entered into an amendment to the Akorn License (the "Akorn License Amendment"). Under the Akorn License Amendment, Akorn paid InSite an amendment fee of $6.0 million in return for a lower royalty on net sales of AzaSite in North America. The $6.0 million was used by InSite to repurchase and cancel the AzaSite Notes (for further discussion, see Note 8 to InSite's audited consolidated financial statements included elsewhere in this proxy statement/prospectus). Effective April 1, 2014, for annual net sales of AzaSite, the royalty is (1) 8.0% on net sales less than $20.0 million, which increased to 9.0% effective March 4, 2015 after InSite, Akorn and Pfizer entered into a settlement agreement with Mylan, which sought to launch generic versions of AzaSite, (2) 12.5% on net sales greater than or equal to $20.0 million and less than or equal to $50.0 million and (3) 15.0% on net sales in excess of $50.0 million. For annual net sales of AzaSite Xtra, the royalty would be 12.5% on net sales less than $30.0 million and 15.0% on net sales greater than or equal to $30.0 million. The royalties under the Akorn License are subject to certain reductions in the event of patent invalidity, third-party licenses, generic competition and uncured material breach.

        After obtaining regulatory approval in the United States and Canada, InSite transferred all regulatory documentation regarding AzaSite to Inspire. Akorn, through its ownership of Inspire, is currently responsible for all regulatory obligations and strategies relating to the further development and commercialization of products in the United States and Canada. Akorn is also responsible for commercialization in both the United States and Canada. Akorn focuses its marketing and sales efforts on ophthalmologists rather than pediatricians and primary care physicians, which could limit the effectiveness its AzaSite sales efforts.

        InSite also entered into a trademark license agreement with Inspire in February 2007 under which InSite granted an exclusive license to the AzaSite trademark and domain name and a nonexclusive license to the DuraSite trademark in connection with the commercialization of products in the United States and Canada under the terms of the Akorn License.

        InSite also entered into a supply agreement with Inspire in February 2007 for azithromycin. InSite had previously entered into a third-party supply agreement for the production of azithromycin. The supply agreement was terminated in July 2012.

        During the years ended December 31, 2014, 2013 and 2012, Merck/Akorn royalties and other revenues represented approximately 98%, 48% and 90%, respectively, of InSite's total revenues.

        Catalent Pharma Solutions, formerly Cardinal Health PTS, L.L.C.    The AzaSite NDA was transferred to Inspire and manufacturing responsibilities for AzaSite were transferred to Inspire for sales in the United States and Canada. InSite continues to have a relationship with Catalent Pharma Solutions, formerly Cardinal Health PTS, L.L.C ("Catalent") for the manufacture of AzaSite for sales outside the United States and Canada and for research and development purposes, as well as other products in InSite's pipeline including BromSite, DexaSite and AzaSite Plus.

        Bausch & Lomb Incorporated.    In December 2003, InSite completed the sale of a drug candidate for the treatment of ocular infections to Bausch & Lomb pursuant to a purchase agreement and a license agreement ("Bausch & Lomb License Agreement") (collectively, the "Bausch & Lomb Asset Sale"). Under the terms of the Bausch & Lomb Asset Sale, Bausch & Lomb has assumed all future Besivance development and commercialization expenses and is responsible for all development activities. The drug candidate, Besivance, was developed by Bausch & Lomb. In May 2009, the FDA approved Besivance to treat bacterial conjunctivitis (pink eye). Besivance was launched in the United States by Bausch & Lomb in 2009. In 2011, Besivance was launched internationally in select countries. In April 2013, InSite sold the rights to receive royalty payments on sales of Besivance. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021.

        Until InSite sold the rights to receive royalty payments in 2013, it was entitled to a middle single-digit royalty on Besivance net product sales, globally, ending upon the later of the expiration of the patent rights underlying Besivance or ten years from the date of the first Besivance product sale by Bausch & Lomb.

        The Bausch & Lomb License Agreement provides Bausch & Lomb a license to certain of InSite's patents related to its DuraSite delivery system for use with Besivance and to other non-patented intellectual property used in Besivance. The Bausch & Lomb License Agreement provides for Bausch & Lomb to complete development of the SS734 fluoroquinolone products that combine certain compounds InSite licensed from SSP Co., Ltd. with the DuraSite delivery system and to commercialize any such products. The patent license is exclusive in the particular field of developing, testing, manufacturing, obtaining regulatory approval of, marketing, selling and otherwise disposing of such products. The license of non-patented intellectual property granted to Bausch & Lomb is nonexclusive.

        Nicox S.A.    In January 2015, InSite entered into a license agreement with Nicox for the development and commercialization of AzaSite, AzaSite Xtra and BromSite in Europe, Middle East and Africa (105 total countries). Under the terms of the license, InSite received an upfront payment of $3.0 million and could potentially receive $13.75 million in milestone payments. InSite will also receive tiered, mid-single digit to double-digit royalties on the net sales of these three products. Nicox can request up to twelve full-time equivalent employees from InSite to assist with presenting data to regulatory authorities in the European Union, obtaining European Union regulatory approvals and dealing with the approved product manufacturer in the United States. Nicox has agreed to reimburse InSite for the use of InSite's employees. Should the twelve full-time equivalent employees be needed for a full year, the reimbursement to InSite would be approximately $3.6 million.

        Other.    InSite continually pursues agreements with other companies, universities and research institutions concerning additional therapeutic agents and drug delivery technologies to complement and expand its family of proprietary ophthalmic products as well as collaborative agreements for the further development and marketing of InSite's current products and product candidates. InSite intends to continue exploring licensing and collaborative opportunities, although there is no certainty that it can successfully enter into, or maintain, any such agreements.

Patents and Proprietary Rights

        Patents and other proprietary rights are important to InSite's business. InSite's policy is to file patent applications seeking to protect technology, inventions and improvements to its inventions that it considers valuable. InSite also relies upon trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain its competitive position. InSite's DuraSite drug delivery products are made under patents and applications, and InSite has filed a number of patent applications in the United States relating to its DuraSite technology with delivery tips and drug compounds. Of these applications, six U.S. patents have been issued. InSite has four U.S. patents on its retinal drug delivery device that have been issued. Seven U.S. patents have been issued related to its antibiotic programs. At least nine other patent applications by InSite relating to the foregoing and other aspects of its business and potential business are also pending. Foreign counterparts of InSite's patents have also been filed or issued in many countries.

        U.S. patents 7,795,231 and 9,044,508 titled "Concentrated Aqueous Azalide Formulations" are owned by InSite and will expire in October 2027 and March 2033, respectively. The product AzaSite Xtra includes inventions under this patent. InSite also owns pending foreign patent applications which claim priority to U.S. patents 7,795,231 and 9,044,508.

        InSite's U.S. patents 6,239,113, 6,569,443, 7,056,893, 7,732,415 and 7,749,970 titled "Topical Treatment or Prevention of Ocular Infections" are based on a 1999 application (US 09/282,165) and will expire in March 2019. The products AzaSite, AzaSite Plus and AzaSite Xtra include inventions under these patents. InSite also owns foreign patents stemming from the 1999 application in the following countries: Australia, Austria, Belgium, Canada, Cyprus, Denmark, Finland, France, Germany, Great Britain, Greece, Hong Kong, Ireland, Italy, Korea, Japan, Luxembourg, Monaco, Mexico, Netherlands, New Zealand, Portugal, Spain, Sweden, and Switzerland. The foreign patents will expire in March 2020.

        InSite has licensed from Pfizer U.S. patent 6,861,411, titled "Method of Treating Eye Infections with Azithromycin." The products AzaSite, AzaSite Plus and AzaSite Xtra include inventions covered by some or all of these patents. Foreign patents based on U.S. patent 6,861,411 and licensed to InSite have been issued in the following countries: Austria, Belgium, Canada, Cyprus, Denmark, Finland, France, Germany, Great Britain, Greece, Ireland, Italy, Korea, Luxembourg, Mexico, Netherlands, Portugal, Spain, Sweden, and Switzerland. All of these patents will expire in November 2018.

        U.S. patent 8,778,999 titled "Non-Steroidal Anti-Inflammatory Ophthalmic Compositions" is owned by InSite and will expire in March 2029. The product BromSite includes inventions under this patent. InSite also owns pending foreign patent applications which claim priority to U.S. patent 8,778,999.

        The patent positions of pharmaceutical companies, including InSite's, are uncertain and involve complex legal and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued. Consequently, InSite does not know whether any of its pending patent applications will result in the issuance of patents or if any of its patents will provide significant proprietary protection. Since patent applications are maintained in secrecy until they are published, InSite cannot be certain that InSite or any licensor was the first to file patent applications for such inventions or that patents issued to InSite's competitors will not block or limit InSite's ability to exploit its technology. Moreover, InSite might have to participate in administrative proceedings to determine its entitlement to patent rights, which could result in substantial cost to InSite, even if the eventual outcome is favorable. There can be no assurance that InSite's patents will be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. See "—Legal Proceedings" below.

        A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to InSite's business. Some of these technologies, applications or patents may conflict with InSite's technologies or patent applications. These conflicts, whether actual or perceived, could limit the scope of the patents, if any, that InSite may be able to obtain or result in the denial of InSite's patent applications. In addition, if patents that cover InSite's activities have been or are issued to other companies, there can be no assurance that InSite would be able to obtain licenses to these patents at a reasonable cost, or at all, or be able to develop or obtain alternative technology. If InSite does not obtain such licenses, it could encounter delays in or be precluded altogether from introducing products to the market.

        In addition to patent protection, InSite also relies upon trade secret protection for its confidential and proprietary information. There can be no assurance that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to InSite's trade secrets, that such trade secrets will not be disclosed or that InSite can effectively protect its rights to unpatented trade secrets.

        InSite believes its drug delivery technology may expand the ophthalmic pharmaceutical market by permitting the novel use of drugs for ophthalmic indications that are currently used or being developed for non-ophthalmic indications. However, InSite may be required to obtain licenses from third parties that have rights to these compounds in order to conduct research, to develop or to market products that contain such compounds. There can be no assurance that such licenses will be available on commercially reasonable terms, if at all.

Research and Development

        On December 31, 2014, InSite's research and development staff numbered 25 people, of whom five have Ph.Ds. InSite's research and development expenses for the years ended December 31, 2014, 2013 and 2012 were as follows:

Research and Development Cost by Program
(in millions)

Program	2014	2013	2012
BromSite	$3.2	$4.2	$2.7
AzaSite Plus/DexaSite	0.2	1.2	6.6
New products and other	—	0.2	0.4
Programs—non-specific	5.7	6.0	5.8

Total	$9.1	$11.6	$15.5

        For 2014, InSite's BromSite program expenses were primarily related to costs to prepare to file an NDA with the FDA. Non-specific program costs, which comprised facility, internal personnel and stock-based compensation costs, are not allocated to a specific development program. If sufficient additional funding is available to InSite, it expects to incur additional R&D expense to develop new product candidates.

        In 2013, InSite's BromSite program expenses were primarily related to costs of its Phase 3 clinical trials. For the first Phase 3 clinical trial, InSite completed patient enrollment in November 2012 with 268 patients and received positive top-line results in March 2013. In May 2013, InSite initiated the second Phase 3 clinical trial for BromSite and completed patient enrollment in September 2013 with 248 patients enrolled and received positive top-line results in December 2013. InSite's AzaSite Plus/DexaSite program expenses were primarily related to costs for its Phase 3 clinical trial. InSite completed patient enrollment for the AzaSite Plus/DexaSite clinical trials in September 2012 and enrolled 907 patients. In July 2013, InSite announced top-line results for the AzaSite Plus and DexaSite Phase 3 clinical trial.

        In 2012, program expenses consisted of InSite's AzaSite Plus/DexaSite program primarily related to costs for its Phase 3 clinical trial. InSite completed patient enrollment for the AzaSite Plus/DexaSite clinical trial in September 2012 and enrolled 907 patients. InSite's BromSite program expenses primarily related to the costs for its Phase 3 clinical trial. InSite completed patient enrollment for the BromSite clinical trial in November 2012 and enrolled 268 patients. Non-specific program costs, which comprised facility, internal personnel and stock-based compensation costs that are not allocated to a specific development program, increased primarily due to an increase in headcount as a direct result of the Phase 3 clinical trials.

Manufacturing

        InSite has no experience or facilities for the manufacture of products for commercial purposes and it currently has no intention of developing such experience or building such facilities. InSite has a pilot facility, licensed by the State of California, to produce potential products for Phase 1 and some of its Phase 2 clinical trials. However, InSite relies on third parties for supplies and materials necessary for its Phase 3 clinical trials and commercial needs. If InSite should encounter delays or difficulties in establishing and maintaining its relationship with qualified manufacturers to produce, package and distribute its finished products, then clinical trials, regulatory filings, market introduction and subsequent sales of such products would be harmed.

        Under the Akorn License, Akorn is responsible for the manufacture of AzaSite for the United States and Canada. The AzaSite NDA was transferred to Inspire (currently owned by Akorn) and manufacturing responsibilities for AzaSite were transferred to Inspire for sales in the United States and Canada. InSite has a relationship with Catalent for the manufacture of AzaSite for sales outside the United States and Canada and for research and development purposes, as well as for other product candidates in its pipeline.

Marketing and Sales

        The cost to develop and maintain a marketing organization and sales force is significant and would result in the reallocation of InSite's limited resources needed for the development of its product candidates. InSite has not established a dedicated sales force or a marketing organization for its AzaSite, AzaSite Plus or other product candidates and such a sales force or marketing organization would need to be reconsidered in light of future products.

        InSite has entered into corporate collaborations, and may continue to pursue additional collaborations with one or more additional pharmaceutical companies in the United States and abroad, to market its products.

Competition

        The pharmaceutical industry is highly competitive and requires an ongoing commitment to the pursuit of technological innovation. Such commitment requires significant investment in the resources necessary to discover, develop, test and obtain regulatory approvals for products. It also involves the need to effectively commercialize, market and promote approved products, including communicating the effectiveness, safety and value of products to customers and medical professionals.

        The global ophthalmic market is anticipated to grow and will become even more competitive going forward as the prevalence of eye disease increases, leading to increased demand for new and novel ophthalmic products. The market segments that treat diseases and conditions of the eye are subject to ongoing technological change and evolution.

        Many companies are engaged in activities similar to InSite's. Many of these companies have substantially greater financial, technical, marketing and human resources available to them, which may allow them to succeed in developing technologies and products at a faster rate, thereby gaining greater market acceptance than the therapies that InSite is developing or has developed with its more limited resources. By being first to the market, these competitors may also succeed in obtaining cost advantages or intellectual property rights that would limit InSite's ability to develop and commercialize its own product opportunities. Consequently, they might obtain a more timely and effective regulatory approval for the commercialization of their products in comparison to InSite's timeline.

        The global ophthalmic pharmaceutical market is currently comprised of a number of large and well-established companies, including Novartis/Alcon Laboratories, Inc., Allergan, Inc., Santen Pharmaceutical Co., Ltd., Bausch & Lomb, Johnson & Johnson, and Pfizer. While there are many other large—and medium-sized companies participating in the ophthalmic market, smaller companies such as InSite find it challenging to successfully develop and market products without entering into collaborations.

        Certain segments of the greater ophthalmic market, such as those for glaucoma, anti-infective and anti-inflammatory agents, already have well-established competing products currently available as well as many in development by prominent competitors. Therefore, in order to penetrate these competitive and mature markets, new products must exhibit improved efficacy and safety profiles, be supported by strong marketing and sales initiatives, and have the support of industry thought leaders.

        Competition in InSite's industry depends on a variety of factors including the ability to develop enhanced and innovative products, maintain a proprietary technology position, obtain required government approvals for products on a timely basis, attract and retain key personnel, effective and timely marketing of approved products and enter into effective collaborations for the manufacture, commercial marketing and distribution of products in key worldwide markets.

Government Regulation

        The manufacturing and marketing of InSite's products and research and development activities are subject to regulation by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act and regulations promulgated thereunder govern the testing, manufacture, labeling, storage, record keeping, approval, advertising and promotion in the United States of its products. In addition to FDA regulations, InSite is also subject to other federal and state regulations such as the Occupational Safety and Health Act and the Environmental Protection Act. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

        The steps required before a pharmaceutical agent may be marketed in the United States include:

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  preclinical laboratory testing;

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  submission to the FDA of an IND;

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  adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug;

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  the submission of an NDA or BLA to the FDA; and

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  the FDA approval of the NDA or BLA, prior to any commercial sale or shipment of the drug.

        In addition to obtaining FDA approval for each product, each domestic drug manufacturer and facility must be registered with, and approved by, the FDA. Drug product manufacturing establishments located in California also must be licensed by the State of California in compliance with separate regulatory requirements.

        Preclinical tests include laboratory evaluation of product chemistry and animal studies to assess the potential safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND and, unless the FDA objects, the IND will become effective 30 days following its receipt by the FDA.

        Clinical trials involve the administration of the drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Before any clinical trial can commence, each protocol is submitted to the FDA as part of the IND. Each clinical study is conducted under the auspices of an independent Institutional Review Board that considers, among other things, ethical factors and the rights, welfare and safety of human subjects.

        Clinical trials are typically conducted in three sequential phases, but the phases may involve multiple studies and may overlap. In Phase 1, the initial introduction of the drug into human subjects, the drug is tested for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase 2 involves studies in a limited patient population to (i) determine the efficacy of the drug for specific targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When a compound is found to be effective and to have an acceptable safety profile in Phase 2 evaluations, Phase 3 clinical trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population at multiple clinical study sites. The FDA reviews both the clinical plans and the results of the trials and may discontinue the trials at any time if there are significant safety issues.

        The results of the preclinical studies and clinical studies are submitted to the FDA in the form of an NDA or BLA for marketing approval. The testing and approval process requires substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. Additional animal studies or clinical trials may be requested during the FDA review period and may delay marketing approval. After FDA approval for the initial indications, further clinical trials are necessary to gain approval for the use of the product for additional indications. The FDA may also require post-marketing testing to monitor for adverse effects, which can involve significant expense.

        Among the conditions for manufacture of clinical drug supplies and for NDA or BLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to current Good Manufacturing Practice ("cGMP"). Prior to approval, manufacturing facilities are subject to FDA and/or other regulatory agency inspection to ensure compliance with cGMP. Manufacturing facilities are subject to periodic regulatory inspection to ensure ongoing compliance.

        For marketing outside the United States, InSite or its licensees are also subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and in some cases are even more rigorous than in the United States.

Scientific and Business Advisors

        InSite has access to a number of academic and industry advisors with expertise in clinical ophthalmology and pharmaceutical development, marketing and sales. InSite's advisors meet with management and key scientific employees on an ad hoc basis to provide advice in their respective areas of expertise and further assist InSite by periodically reviewing with management InSite's preclinical, clinical and marketing activities. InSite established the Scientific Advisory Board (the "InSite SAB") to help guide and shape its research programs in the development of novel ophthalmic medicines. Members of the InSite SAB represent leaders in ophthalmic research, treatment and clinical drug development, including Golman Peyman, M.D., Richard Lindstrom, M.D., Gary Foulks, M.D., and Kelly Nichols, O.D., M.P.H., Ph.D. The SAB is led by InSite's Chief Medical Officer, Kamran Hosseini, M.D., Ph.D., and Brian Levy, O.D. M.Sc., a member of the InSite Board of Directors. The members of the InSite SAB possess deep insight into the etiology of important ocular diseases, which will be instrumental in advancing InSite's therapeutic programs. The members of the InSite SAB have already made significant contributions to InSite's current clinical development program, providing input on trial protocols and endpoint design.

        InSite plans to add additional advisors as appropriate. Although InSite expects to receive guidance from its advisors, all of its advisors are employed on a full-time basis by other entities, or are primarily engaged in outside business activities, and may have other commitments to, or consulting or advisory contracts with, other entities that may conflict or compete with their obligations to InSite.

Employees

        As of December 31, 2014, InSite had 34 employees, 29 of whom were full time. None of InSite's employees are covered by a collective bargaining agreement. InSite believes it has good employee relations. It also utilizes independent consultants to provide services in certain areas of its scientific and business operations.

Properties

        InSite currently leases approximately 39,123 square feet of research laboratory and office space located in Alameda, California. The facility includes laboratories for formulation, analytical, microbiology, pharmacology, quality control and development as well as a pilot manufacturing plant. The lease expires on December 31, 2020, and may be renewed for an additional 5-year term. In October 2010, InSite subleased approximately 11,640 square feet of office space at this facility. The sublease expired on January 31, 2015. On July 1, 2015, the existing leased space was expanded by approximately 5,000 square feet. InSite believes its existing facilities will be suitable and adequate to meet its needs for the immediate future.

Legal Proceedings

        InSite is subject to various claims and legal actions during the ordinary course of its business.

        In April 2011, InSite received a Notice Letter that Sandoz filed an ANDA with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution, or the Sandoz Product, prior to the expiration of the five U.S. patents listed in the Orange Book for AzaSite, which include four of InSite's patents and one patent licensed to InSite by Pfizer. In the paragraph IV Certification accompanying the Sandoz ANDA filing, Sandoz alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Sandoz Product. On May 26, 2011, InSite, Merck and Pfizer filed a patent infringement lawsuit against Sandoz and related entities. The plaintiff companies agreed that Merck would take the lead in prosecuting this lawsuit. Before the trial, the patents involved in the litigation were limited to the one Pfizer patent and three of InSite's patents. On October 4, 2013, the United States District Court for the District of New Jersey entered a Final Judgment in favor of InSite and the other plaintiffs finding all the asserted claims of the patents in the litigation valid and infringed by Sandoz and related entities. The Court Order specified that the effective date of any FDA approval of a Sandoz ANDA for generic 1% azithromycin ophthalmic solution products would be no earlier than the expiration date of the patents in the litigation. On November 4, 2013, Sandoz filed an appeal of this decision to the United States Court of Appeals for the Federal Circuit. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. Akorn took the lead in prosecuting this lawsuit. On April 9, 2015, the Court of Appeals for the Federal Circuit affirmed the decision of the district court holding that Sandoz failed to show that the asserted claims in the patents-in-suit would have been obvious to a person of ordinary skill in the art. In accordance with the judgment of the Court of Appeals entered on April 9, 2015, pursuant to Rule 41(a) of the Federal Rules of Appellate Procedure, the formal mandate was issued on May 18, 2015 to close this case since Sandoz did not seek en banc review by the Federal Circuit of its initial decision or seek review by the Supreme Court.

        In May 2013, InSite received a Notice Letter that Mylan, filed an ANDA with the FDA seeking marketing approval for the Mylan Product prior to the expiration of the U.S. patents listed in the Orange Book for AzaSite. In the paragraph IV Certification accompanying the Mylan ANDA filing, Mylan alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Mylan Product. On June 14, 2013, InSite, Merck and Pfizer filed a patent infringement lawsuit against Mylan and a related entity. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. The plaintiff companies agreed that Akorn would take the lead in prosecuting this lawsuit. The filing of this lawsuit triggered an automatic stay, or bar, of the FDA's approval of the ANDA for up to 30 months or until a final district court decision of the infringement lawsuit, whichever comes first. In February of 2015, all of the parties involved in the lawsuit executed a Settlement Agreement including all of the patents in the lawsuit and submitted the same to the United States District Court for the District of New Jersey. On March 4, 2015, the district court issued an Order for Dismissal, without prejudice.

        On July 24, 2014, Karin Stiens filed a complaint against Bausch & Lomb, Dr. Lance Ferguson and InSite (Fayette (Kentucky) Circuit Court Civil Action No. 14-CI-2829) alleging that she suffered ophthalmological damage when Dr. Ferguson engaged in off-label use of Besivance in a photorefractive keratectomy procedure as a prophylactic antibiotic. The plaintiff alleges that Bausch & Lomb and InSite negligently tested, marketed and distributed Besivance, and negligently informed medical providers and consumers about Besivance. The complaint contains no facts supporting these general allegations, no facts supporting the plaintiff's claim of permanent injuries and no allegations asserting Kentucky jurisdiction over InSite. The plaintiff has not pleaded any specific amount in damages nor made any demand. InSite filed its answer on August 18, 2014. Bausch & Lomb has assumed costs of this action. InSite currently expects to file a motion for summary judgment to dismiss InSite from the lawsuit.

        See also the description of the legal proceeding under "The Merger—Litigation Relating to the Merger."

        There are currently no other claims or legal actions that would have a material adverse impact on InSite's financial position, operations or potential performance.

 INSITE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF INSITE

        The following discussion should be read in conjunction with the historical audited consolidated financial statements and unaudited condensed consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus.

Overview

        InSite is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. InSite's current portfolio of products is based on its proprietary DuraSite® sustained drug delivery technology.

        InSite faces significant challenges related to its lack of financial resources. Absent the transactions contemplated by the Merger Agreement, including the first priority secured line of credit of up to $9,853,333 granted by QLT to InSite, InSite expected that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements would have only been adequate to fund its operations until approximately July 2015. In their audit report related to InSite's consolidated financial statements for the year ended December 31, 2014, which is included in this proxy statement/prospectus, InSite's independent auditors refer to InSite's recurring losses from operations, available cash and cash equivalent balances and accumulated deficit and a substantial doubt about InSite's ability to continue as a going concern. InSite expects the secured line of credit granted by QLT will fund operations until completion of the Merger; however, if the Merger Agreement terminates prior to completion, no additional funding from QLT would be available, and if InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets. For additional details regarding the terms of the secured line of credit granted by QLT, see "Secured Note" beginning on page 123 of this proxy statement/prospectus.

        InSite's DuraSite sustained drug delivery technology is a proven synthetic polymer-based formulation designed to extend the residence time of a drug relative to conventional topical therapies. It enables topical delivery of a drug as a solution, gel or suspension and can be customized for delivering a wide variety of drug candidates. InSite has focused its research and development and commercial support efforts on the following topical products formulated with its DuraSite drug delivery technology.

  •
  AzaSite® 1% is a DuraSite formulation of azithromycin, a broad spectrum ocular antibiotic approved by the FDA in April 2007 to treat bacterial conjunctivitis (pink eye). It is commercialized in the United States by Akorn. InSite received a 25% royalty on net sales of AzaSite in North America through March 31, 2014, which was required to service the outstanding AzaSite Notes. On June 10, 2014, InSite entered into the Akorn License Amendment. Under the Akorn License Amendment, Akorn paid InSite an amendment fee of $6.0 million, which was used to repurchase and cancel the AzaSite Notes, in return for a lower royalty on net sales of AzaSite in North America. Effective April 1, 2014, for annual net sales of AzaSite, the royalty is (1) 8.0% on net sales less than $20.0 million, which increased to 9.0% effective March 4, 2015 after InSite, Akorn and Pfizer entered into a settlement agreement with Mylan, which sought to launch generic versions of AzaSite, (2) 12.5% on net sales greater than or equal to $20.0 million and less than or equal to $50.0 million and (3) 15.0% on net sales in excess of $50.0 million.

  •
  Besivance® 0.6% is a DuraSite formulation of besifloxacin, a broad spectrum ocular antibiotic approved by the FDA in May 2009 to treat bacterial conjunctivitis (pink eye). Besivance was developed by Bausch & Lomb and was launched in the United States in the second half of 2009. In 2011, Besivance was launched internationally in select countries. Until InSite sold the

    Besivance royalty rights in April 2013, it received a middle single-digit royalty on net sales of Besivance globally. In April 2013, InSite sold the rights to receive royalty payments on sales of Besivance, beginning on January 1, 2013, for $15 million at closing, with an additional $1 million paid in February 2014 after certain 2013 Besivance sales targets were met. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021.

  •
  BromSite™ is a DuraSite formulation of bromfenac in development for the treatment of post-operative inflammation and prevention of post-operative eye pain. InSite initiated a Phase 1/2 clinical trial for this product candidate in August 2010 and received positive top-line results from this study in the first quarter of 2011, which demonstrated the efficacy and safety of BromSite. In the third quarter of 2011, InSite completed an additional Phase 2 clinical trial to investigate the PK of BromSite in humans. InSite received positive top-line results that showed that the mean concentration of bromfenac in the aqueous humor of patients using BromSite was more than double compared to the currently available bromfenac eye product. In July 2012, InSite initiated a Phase 3 clinical trial for this product candidate and completed patient enrollment in November 2012. The BromSite Phase 3 clinical trial enrolled 268 patients undergoing cataract surgery in a two-arm trial designed to evaluate the efficacy and safety of BromSite against the DuraSite vehicle alone. In March 2013, InSite received positive top-line results from this Phase 3 clinical trial demonstrating statistically significant superiority compared to vehicle (p < 0.001) in prevention of ocular pain and treatment of inflammation among patients following cataract surgery. In May 2013, InSite initiated the second Phase 3 clinical trial for this product candidate, which was completed in November 2013 with 248 patients enrolled. InSite received positive top-line results from this confirmatory Phase 3 clinical trial in December 2013. InSite completed the BromSite NDA for this product candidate in February 2015 and filed the BromSite NDA with the FDA on June 11, 2015. In May 2014, the Swedish MPA concluded that the existing Phase 3 clinical data for BromSite was likely sufficient to support the filing of a MAA with the MPA. In July 2014, the USPTO issued a patent on BromSite. The patent provides protection for bromfenac formulations in DuraSite, including ISV-101, until August 7, 2029.

  •
  DexaSite™ is a DuraSite formulation of dexamethasone in development for the treatment of ocular inflammation. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate in blepharitis and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While DexaSite did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, it demonstrated statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. After ongoing meetings with the FDA, in July 2014, the FDA agreed that the results of the Phase 3 clinical trial could support marketing approval for DexaSite for the treatment of blepharitis. During the fourth quarter of 2014, InSite executed post-Phase 3 regulatory meetings with European Health Authorities and the FDA to outline its proposed filings. InSite currently plans to file an NDA with the FDA in 2016 for this product in this indication. As a next step toward this filing, InSite plans to execute additional regulatory meetings with European Health Authorities and the FDA during 2015 to attempt to harmonize the CMC section in support of DexaSite NDA and MAA filings for this indication. In addition, in November 2013, InSite submitted a protocol to the FDA for Phase 3 clinical trials with respect to the use of DexaSite for the treatment of inflammation and prevention of eye pain in ocular surgery.

  •
  AzaSite Plus™ is a fixed combination of azithromycin and dexamethasone in DuraSite for the treatment of ocular inflammation and infection (blepharitis and/or blepharoconjunctivitis) for which there is no FDA approved indicated treatment. In November 2011, InSite initiated a Phase 3 clinical trial for this product candidate in blepharitis and completed patient enrollment in the clinical trial in September 2012. This study enrolled 907 patients and InSite announced top-line results in July 2013. While AzaSite Plus did not meet the primary endpoint of complete resolution of all clinical signs, it did meet the complete resolution of symptoms of blepharitis. Furthermore, AzaSite Plus did demonstrate statistically significant improvements in the disease's clinical signs at the end of treatment on Day 15. InSite continues to meet with the FDA to review the overall results of the clinical trial and determine the next steps in the development of this product candidate.

  •
  DuraSite® 2 is InSite's next-generation enhanced drug delivery system, which is designed to provide a broad platform for developing superior ophthalmic therapeutics. DuraSite 2 is based on the original DuraSite technology, and incorporates a cationic polymer to achieve sustained and enhanced ocular delivery of drugs. DuraSite 2 is designed to increase the tissue penetration for topically delivered ocular drugs with the aim of improved efficacy and dosing convenience. In August 2013, the USPTO issued a patent on DuraSite 2. The patent provides protection to March 5, 2029 for both the delivery system and the drugs that are formulated with DuraSite 2. In November 2013, InSite obtained preclinical data from a comparative study that demonstrated superior drug retention and tissue penetration compared to DuraSite. InSite plans to utilize the DuraSite 2 platform in the development of all future pipeline products. InSite plans to initiate a broad licensing program that provides access to industry partners through both exclusive and non-exclusive licensing and/or commercialization agreements.

  •
  ISV-101 is a DuraSite formulation with a low concentration of bromfenac for the treatment of dry eye disease. InSite filed an IND with the FDA for this product candidate in the first quarter of 2011. InSite plans to initiate a Phase 1/2 clinical trial for this product candidate, but no time period has been set.

Major Developments

        InSite's major developments and events in 2015 included:

  •
  In January 2015, InSite entered into a license agreement with Nicox, for the development and commercialization of AzaSite, AzaSite Xtra and BromSite in Europe, Middle East and Africa (105 total countries). Under the terms of the license, InSite received an upfront payment of $3.0 million and could potentially receive $13.75 million in milestone payments. InSite will also receive tiered, mid-single digit to double-digit royalties on the net sales of these three products. Nicox can request up to twelve full-time equivalent employees from InSite to assist with presenting data to regulatory authorities in the European Union, obtaining European Union regulatory approvals and dealing with the approved product manufacturer in the United States. Nicox has agreed to reimburse InSite for the use of InSite's employees. Should the twelve full-time equivalent employees be needed for a full year, the reimbursement to InSite would be approximately $3.6 million.

  •
  In February 2015, InSite, Akorn and Pfizer entered into a settlement agreement to dismiss a patent infringement lawsuit against Mylan concerning Mylan's ANDA seeking to launch generic versions of AzaSite with the FDA. Due to the settlement, under the terms of the Akorn License, the royalty rate increased from 8% to 9%, effective March 4, 2015, on sales of AzaSite in North America.

  •
  In April 2015, pursuant to the Securities Purchase Agreement (the "Purchase Agreement") InSite entered into in 2014 with certain purchasers ("Purchasers"), InSite sold an additional aggregate principal amount of $2.6 million in InSite Notes and issued warrants to purchase 3,464,456 shares of its common stock at an exercise price of $0.18 per share.

  •
  In June 2015, InSite entered into an Agreement and Plan of Merger, dated June 8, 2015, among InSite, QLT and Merger Sub, pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into InSite, and InSite will be the surviving corporation in the Merger and an indirect wholly owned subsidiary of QLT. In connection with the execution of the Merger Agreement, InSite and QLT entered into the Secured Note pursuant to which QLT agreed to provide a secured line of credit of up to $9,853,333 to InSite.

  •
  In June 2015, noteholders holding in the aggregate approximately $5.25 million in principal amount of the InSite Notes each entered into the Amendment, Waiver and Consent with InSite whereby certain terms, including the maturity date, of all of the outstanding InSite Notes were amended. Under the Amendment, Waiver and Consent, the outstanding principal balance of the InSite Notes, together with all accrued and unpaid interest thereunder, becomes due and payable in a lump sum on the day which is the earlier to occur of (i) six months following the closing date of the Merger and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger.

  •
  In June 2015, InSite completed submission of the BromSite NDA to the FDA.

        InSite's major developments and events in 2014 included:

  •
  In May 2014, the MPA concluded that the existing Phase 3 clinical data for BromSite was likely sufficient to support the filing of a MAA with the MPA.

  •
  In June 2014, InSite amended the Akorn License. Akorn paid an amendment fee of $6.0 million in return for a lower royalty on net sales of AzaSite in North America. Effective April 1, 2014, for annual net sales of AzaSite, the royalty is (1) 8.0% on net sales less than $20.0 million (which increased to 9.0% effective March 4, 2015 as described above), (2) 12.5% on net sales greater than or equal to $20.0 million and less than or equal to $50.0 million and (3) 15.0% on net sales in excess of $50.0 million. For annual net sales of AzaSite Xtra, the royalty would be 12.5% on net sales less than $30.0 million and 15.0% on net sales greater than or equal to $30.0 million.

  •
  In June 2014, InSite repurchased and cancelled the AzaSite Notes for a single payment of $6.0 million. As a result of the cancellation, the remaining principal on the AzaSite Notes of $41.3 million and accrued interest of $2.8 million was extinguished.

  •
  In July 2014, the USPTO issued a patent on BromSite. The patent provides protection for bromfenac formulations in DuraSite, including ISV-101, to 2029.

  •
  In July 2014, the FDA agreed that the results of the DexaSite Phase 3 clinical trial could support marketing approval for DexaSite for the treatment of blepharitis. InSite plans to file an NDA for DexaSite with the FDA in 2016.

  •
  In October 2014, InSite entered into the Purchase Agreement with the purchasers pursuant to which InSite agreed to sell the InSite Notes in an aggregate principal amount of up to $15 million and issue warrants to purchase shares of InSite's common stock. In the last quarter of 2014, InSite sold and issued InSite Notes to the purchasers having an aggregate principal amount equal to $5.2 million and issued to the purchasers warrants to purchase an aggregate 2,053,169 shares, 200,620 shares and 2,824,281 shares of common stock that are exercisable at $0.33, $0.31 and $0.26, respectively per share.

Business Strategy

        If sufficient funding were available to InSite to continue its operations, InSite's business strategy prior to the Merger would have consisted of the following:

1.
Develop its pipeline of ocular product candidates.    InSite seeks to identify new product candidates from proven drugs that can be improved by formulation in DuraSite 2, which can substantially reduce the clinical risk involved in these product candidates. As appropriate, InSite plans to conduct preclinical and clinical testing of its product candidates.

2.
Partner its product candidates.    When InSite deems it appropriate, it seeks to partner with larger pharmaceutical companies to manufacture and market its products. Partnering agreements generally include upfront and milestone payments, as well as on-going royalty payments upon commercialization, payable to InSite.

Critical Accounting Policies and Use of Estimates

        The preparation of financial statements in conformity with U.S. GAAP requires InSite to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        InSite believes the following policies to be the most critical to an understanding of InSite's financial condition and results of operations because they require InSite to make significant estimates, assumptions and judgments about matters that are uncertain:

        Revenue Recognition.    InSite recognizes revenue when four basic criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. InSite has arrangements with multiple revenue-generating elements. InSite analyzes its multiple element arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting. An item can generally be considered a separate unit of accounting if both of the following criteria are met: the delivered item(s) has value to the customer on a stand-alone basis and if the arrangement includes a general right of return and delivery or performance of the undelivered item(s) is considered probable and substantially in InSite's control. Items that cannot be divided into separate units are combined with other units of accounting, as appropriate. Consideration received is allocated among the separate units based on the unit's estimated selling price and is recognized in full when the criteria are met. InSite deems service to be rendered if no continuing obligation exists on InSite's part.

        InSite's revenues are primarily related to royalties on product sales and licensing agreements, and such agreements may provide for various types of payments, including upfront payments, research funding and related fees during the terms of the agreements, milestone payments based on the achievement of established development objectives and licensing fees.

        InSite receives royalties from licensees based on third-party sales. The royalties are recorded as earned in accordance with the contract terms when third-party results are reliably measured and collectability is reasonably assured.

        Revenue associated with non-refundable up-front license fees under arrangements where the license fees cannot be accounted for as separate units of accounting is deferred and recognized as revenue on a straight-line basis over the expected term of InSite's continued involvement. Revenues from the achievement of milestones are recognized as revenue when the milestones are achieved and the milestone payments are due and collectible.

        InSite allocates revenue in multiple-deliverable revenue arrangements using estimated selling prices of the delivered goods and services based on the relative selling price method.

        Income Taxes.    InSite accounts for income taxes under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain. InSite records a valuation allowance against deferred tax assets to reduce their carrying value to an amount that is more likely than not to be realized. When InSite establishes or reduces the valuation allowance related to the deferred tax assets, its provision for income taxes will increase or decrease, respectively, in the period such determination is made.

        InSite utilizes a two-step approach to recognize and measure uncertain tax positions, if any. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

        Stock-Based Compensation.    InSite granted stock-based awards to eligible employees and directors to purchase shares of its common stock under its stock compensation plan approved in 1994 and its successor the 2007 Performance Incentive Plan ("2007 Plan"). In addition, InSite has a qualified employee stock purchase plan ("Purchase Plan") in which eligible employees may elect to withhold up to 15% of their compensation to purchase shares of InSite's common stock on a quarterly basis at a discounted price equal to 85% of the lower of the employee's offering price or the closing price of the stock on the date of purchase. In August 2009, the Purchase Plan was suspended. The benefits provided by these plans qualify as stock-based compensation which requires InSite to recognize compensation expense based on their estimated fair values determined on the date of grant for all stock-based awards granted, modified or cancelled.

        InSite estimates the fair value of share-based awards on the date of grant using the Black-Scholes option-pricing method. The determination of fair value of share-based awards using an option-pricing model requires the use of certain estimates and assumptions that affect the reported amount of share-based compensation cost recognized in InSite's consolidated statements of operations. These include estimates of the expected term of share-based awards, expected volatility of InSite's stock price, expected dividends and the risk-free interest rate. These estimates and assumptions are highly subjective and may result in materially different amounts should circumstances change and InSite employs different assumptions in future periods.

        For stock-based awards issued, InSite estimated the expected term by considering various factors including the vesting period of options granted and employees' historical exercise and post-employment termination behavior. InSite's estimated volatility was derived using InSite's historical stock price volatility. InSite has never declared or paid any cash dividends on its common stock and currently does not anticipate paying such cash dividends. InSite currently anticipates that it will retain all of its future earnings for use in the development and expansion of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the InSite Board of Directors and will depend upon InSite's results of operations, financial condition, financial covenants, tax laws and other factors as the InSite Board of Directors, in its discretion, deems relevant. The risk-free interest rate is based upon U.S. Treasury securities with remaining terms similar to the expected term of the stock-based awards.

Results of Operations

Three Months Ended March 31, 2015 and 2014

Revenues

        InSite's revenues for the three months ended March 31, 2015 and 2014 were:

Revenues
(in millions)

	Three months ended March 31,
	2015	2014
AzaSite royalties	$0.4	$1.2
Licensing fee	3.0	—

Total	$3.4	$1.2

        For the three months ended March 31, 2015 and 2014, AzaSite royalties were comprised of $0.4 million and $1.2 million, respectively, of royalties based on net sales. Royalties on AzaSite declined by 69% compared to 2014 due to a 7% decline in AzaSite net sales and a reduction of the royalty rate from 25% to 8%-9%, in connection with the amendment of the Akorn License effective on April 1, 2014. In January 2015, InSite entered into a license agreement with Nicox for the development and commercialization of AzaSite, AzaSite Xtra and BromSite in Europe, Middle East and Africa (105 total countries). Under the terms of this license, InSite received an upfront payment of $3.0 million.

Research and Development.

        InSite's R&D expenses for the three months ended March 31, 2015 and 2014 were:

R&D Cost by Program
(in millions)

	Three months ended March 31,
Program	2015	2014
BromSite	$0.3	$0.9
AzaSite Plus/DexaSite	0.1	—
Programs—non-specific	1.7	1.6

Total	$2.1	$2.5

        For the three months ended March 31, 2015, InSite's BromSite program expenses were primarily related to costs to prepare the BromSite NDA, which it completed in February 2015 and filed with the FDA on June 11, 2015. Non-specific program costs, which comprised facility, internal personnel and stock-based compensation costs, are not allocated to a specific development program. If InSite is able to raise sufficient additional funding, it expects to incur additional R&D expense to develop new product candidates.

        For the three months ended March 31, 2014, InSite's BromSite program expenses were primarily related to costs to conclude its second Phase 3 clinical trial and to prepare to file an NDA with the FDA. Non-specific program costs, which comprised facility, internal personnel and stock-based compensation costs, are not allocated to a specific development program.

General and Administrative.

        General and administrative expenses for the three months ended March 31, 2015 and 2014 were $1.6 million and $1.9 million, respectively. In 2014, InSite incurred higher legal expenses from its on-going partnering efforts.

Cost of Revenues.

        Cost of revenues for both the three months ended March 31, 2015 and 2014 were $0.1 million. Cost of revenues in each period primarily consisted of royalties to Pfizer.

Interest Expense and Other, Net.

        Interest expense and other, net, for the three months ended March 31, 2015 and 2014 was an expense of $0.6 million and $1.8 million, respectively. In 2015, interest expense was primarily related to the issuance of the InSite Notes pursuant to the Purchase Agreement in the fourth quarter of 2014. In 2014, interest expense was primarily due to the interest expense on the non-recourse AzaSite Notes issued in February 2008 and related amortization of the debt issuance costs incurred from InSite's subsidiary's issuance of the AzaSite Notes. The AzaSite Notes were repurchased and cancelled in June 2014.

Change in Fair Value of Warrant Liability.
        Change in fair value of warrant liability was income of $0.2 million and $0.6 million for the three months ended March 31, 2015 and 2014, respectively. The non-cash other income was primarily driven by a decrease in InSite's stock price which directly impacts the fair value of its warrant liability.

Fiscal Years Ended December 31, 2014, 2013 and 2012

Revenues.

        InSite's revenues for the years ended December 31, 2014, 2013 and 2012 were (in millions):

	Year Ended December 31,
	2014	2013	2012
AzaSite royalties	$2.0	$14.3	$19.5
Sale of royalty rights, net	—	15.5	—
Licensing fee	6.0	—	—
Besivance royalties	—	0.5	2.1
Other	0.2	0.5	—

Total	$8.2	$30.8	$21.6

        For 2014, AzaSite royalties included $2.0 million of earned royalties based on net sales of AzaSite. Earned AzaSite royalties declined by 48% compared to 2013 due to a reduction of the royalty rate from 25% to 8%, effective on April 1, 2014, in connection with entry into the Akorn License Amendment. In June 2014, InSite received a $6.0 million license fee for the amendment to the Akorn License. Revenues in 2014 also included $0.2 million from manufacturing equipment rental and the sale of bulk drug, azithromycin, to international partners.

        For 2013, AzaSite royalties included $3.8 million of royalties based on net sales of AzaSite and an additional $10.5 million minimum royalty true-up payment by Merck. Earned royalties on AzaSite declined by 49% compared to 2012, which resulted from ceased sales promotion of AzaSite in August 2013 by Merck and a scheduled production suite upgrade at the manufacturing plant of AzaSite in the fourth quarter of 2013 which resulted in a supply shortage. The required minimum royalty for the fiscal year ended September 30, 2013, the measurement period pursuant to the terms of the Akorn License, was $19 million. Merck's obligation to make minimum royalty payments terminated in September 2013 and Akorn's obligation to pay earned royalties may be suspended upon the occurrence of certain events, such as a requirement by the FDA or other governmental agency to suspend the marketing of AzaSite or withdraw it from the market in the United States. See "—Liquidity and Capital Resources," and Note 1 and 8 to InSite's audited consolidated financial statements included elsewhere in this proxy statement/prospectus.

        For 2013, InSite also recorded $15.5 million from the sale of the rights to receive royalty payments on sales of Besivance. In April 2013, InSite sold the rights to receive royalty payments on sales of Besivance, beginning on January 1, 2013, for $15 million at closing, with an additional $1 million paid in February 2014 after certain 2013 Besivance sales targets were met. $0.5 million of previously recorded Besivance royalties in 2013 were netted against the sales price. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021. Revenues in 2013 also included $0.5 million from manufacturing equipment rental and the sale of bulk drug, azithromycin, to Merck.

        For 2012, AzaSite royalties included $7.6 million of royalties based on net sales and an additional $11.9 million minimum royalty true-up payment by Merck, compared to $10.0 million of earned royalties and an additional $3.9 million minimum royalty true-up payment from Merck in 2011. The increase in royalties was driven by an increase in the required minimum royalty to $17 million for the fiscal year ended September 30, 2012, the measurement period pursuant to the terms of the Akorn License, and the pro-rata share of $19 million for the fiscal year ended September 30, 2013. In addition, a decline in net sales of AzaSite by Merck further increased the minimum royalty true-up payment. Earned AzaSite royalties declined by 24% compared to the same period in 2011. The increase in Besivance royalties in 2012 was driven by an increase in net sales of Besivance by Bausch & Lomb.

Research and Development.

        InSite's research and development activities can be separated into two major segments, research and clinical development. Research includes activities involved in evaluating a potential product, related preclinical testing and manufacturing. Clinical development includes activities related to filings with the FDA and the related human clinical testing required to obtain marketing approval for a potential product. The following represents the approximate cost of these activities for 2014, 2013 and 2012 (in thousands):

	Year Ended December 31,
	2014	2013	2012
Research	$5,040	$4,977	$5,047
Clinical development	4,094	6,601	10,432

Total research and development	$9,134	$11,578	$15,479

        InSite's research and development expenses by program for 2014, 2013 and 2012 were (in millions):

Program	2014	2013	2012
BromSite	$3.2	$4.2	$2.7
AzaSite Plus/DexaSite	0.2	1.2	6.6
New products and other	—	0.2	0.4
Programs—non-specific	5.7	6.0	5.8

Total	$9.1	$11.6	$15.5

        Research and development expenses were $9.1 million in 2014. For 2014, InSite's BromSite program expenses were primarily related to costs to prepare to file an NDA with the FDA. Non-specific program costs, which comprised facility, internal personnel and stock-based compensation costs, are not allocated to a specific development program. If InSite is able to raise sufficient additional funding, InSite expects to incur additional R&D expense to develop new product candidates.

        Research and development expenses were $11.6 million in 2013. In 2013, InSite's BromSite program expenses were primarily related to costs of its Phase 3 clinical trials. For the first Phase 3 clinical trial, InSite completed patient enrollment in November 2012 with 268 patients and received positive top-line results in March 2013. In May 2013, InSite initiated the second Phase 3 clinical trial for BromSite and completed patient enrollment in September 2013 with 248 patients enrolled and received positive top-line results in December 2013. InSite's AzaSite Plus/DexaSite program expenses were primarily related to costs for InSite's Phase 3 clinical trial. InSite completed patient enrollment for the AzaSite Plus/DexaSite clinical trials in September 2012 and enrolled 907 patients. In July 2013, InSite announced top-line results for the AzaSite Plus and DexaSite Phase 3 clinical trial.

        Research and development expenses were $15.5 million in 2012. In 2012, program expenses consisted of InSite's AzaSite Plus/DexaSite program primarily related to costs for its Phase 3 clinical trial. InSite completed patient enrollment for the AzaSite Plus/DexaSite clinical trial in September 2012 and enrolled 907 patients. InSite's BromSite program expenses primarily related to the costs for its Phase 3 clinical trial. InSite completed patient enrollment for the BromSite clinical trial in November 2012 and enrolled 268 patients.

        InSite's future research and development expenses will depend on its ability to fund its business and the results and magnitude or scope of its clinical, preclinical and research activities and requirements imposed by regulatory agencies. Accordingly, InSite's research and development expenses may fluctuate significantly from period to period. In addition, if InSite in-license or out-license rights to product candidates, InSite's research and development expenses may fluctuate significantly.

General and Administrative.

        General and administrative expenses were $5.7 million, $5.8 million and $5.8 million in 2014, 2013 and 2012, respectively. In 2014, InSite incurred additional legal expenses from its on-going partnering and financing efforts. In 2013, InSite incurred higher legal and professional fees related to the sale of the Besivance royalty payment and international license agreements. In 2012, InSite incurred higher costs related to financial reporting services and investor relations.

Cost of Revenues.

        InSite's cost of revenues was $0.6 million, $0.4 million and $1.1 million for 2014, 2013 and 2012, respectively. Cost of revenues was primarily comprised of royalties accrued for third parties, including Pfizer, based on AzaSite net sales by Merck or Akorn.

Gain on Extinguishment of Debt.

        Gain on extinguishment of debt was $36.0 million for the year ended December 31, 2014. On June 10, 2014, InSite's subsidiary and the noteholders entered into a Note Purchase Agreement in which the subsidiary repurchased and cancelled the AzaSite Notes for a single payment of $6.0 million. As a result of the cancellation, the remaining principal on the AzaSite Notes of $41.3 million and accrued interest of $2.8 million was extinguished. In addition, the subsidiary wrote-off the remaining balance of $2.1 million in debt issuance costs and incurred less than $0.1 million of legal and professional fees. For the year ended December 31, 2014, the gain on the extinguishment of debt represented basic and diluted net income per share of $0.27.

Interest Expense and Other, Net.

        Interest expense and other, net, was an expense of $3.5 million, $7.9 million and $9.5 million for 2014, 2013 and 2012, respectively. Interest expense was primarily due to the interest expense on the non-recourse AzaSite Notes issued in February 2008 and related amortization of the debt issuance costs incurred from InSite's subsidiary's issuance of the AzaSite Notes. Interest expense was lower in 2014 as a result of payments of principal in 2013 and the repurchase and cancellation of the AzaSite Notes in June 2014. 2014 also included $0.3 million of interest expense and related amortization of debt issuance costs related to the issuance of the InSite Notes pursuant to the Purchase Agreement in the last quarter of 2014. Interest expense decreased in 2013 as a result of payments of principal on the AzaSite Notes.

Change in Fair Value of Warrant Liability.

        Change in fair value of warrant liability was income of $1.5 million, $0.6 million and $1.9 million for 2014, 2013 and 2012, respectively. The income resulted from a decrease in the fair value of InSite's warrant liability that was initially valued in July 2011 or the last quarter of 2014, and revalued as of December 31, 2014, 2013 and 2012. The decrease in fair value was primarily driven by a decrease in InSite's stock price.

Liquidity and Capital Resources

        In recent years, InSite has financed its operations primarily through private placements of equity securities, debt financings and payments from corporate collaborations. At March 31, 2015, InSite's cash and cash equivalents were $1.1 million. It is InSite's policy to invest its cash and cash equivalents in highly liquid securities, such as interest-bearing money market funds, treasury and federal agency notes. The current uncertain credit markets may affect the liquidity of such money market funds or other cash investments.

        On October 9, 2014, InSite entered into the Purchase Agreement with the Purchasers pursuant to which InSite agreed to sell InSite Notes in an aggregate principal amount of up to $15 million and issue warrants to purchase shares of InSite's common stock. As of March 31, 2015, InSite had sold and issued InSite Notes to the purchasers having an aggregate principal amount equal to $5.2 million and issued to the purchasers warrants to purchase an aggregate of 2,053,169 shares, 200,620 shares and 2,824,281 shares of common stock that are exercisable at $0.33, $0.31 and $0.26, respectively. In April 2015, InSite sold and issued additional InSite Notes to the purchasers having an aggregate principal amount equal to $2.6 million and issued to the purchasers warrants to purchase an additional 3,464,456 shares of common stock that are exercisable at $0.18 per share. The total loan commitment by the purchasers pursuant to the Purchase Agreement is $7.8 million. InSite's right to sell and issue additional InSite Notes and to issue additional warrants in connection with such InSite Notes expired upon the issuance of such InSite Notes and additional warrants in April 2015.

        In June 2015, noteholders holding in the aggregate approximately $5.25 million in principal amount of the InSite Notes each entered into the Amendment, Waiver and Consent with InSite whereby certain terms, including the maturity date, of all of the outstanding InSite Notes were amended. Under the Amendment, Waiver and Consent, the outstanding principal balance of the InSite Notes, together with all accrued and unpaid interest thereunder, becomes due and payable in a lump sum on the day which is the earlier to occur of (i) six months following the closing date of the Merger and (ii) 12 months after the date on which the Merger Agreement is terminated. Under the Amendment, Waiver and Consent, InSite agreed to repay all amounts outstanding under the InSite Notes held by noteholders not party to the Amendment, Waiver and Consent within 10 days after the consummation of the Merger.

        InSite has incurred significant losses since inception. Clinical trials and costs to prepare an NDA for its product candidates with the FDA are very expensive and difficult, in part because they are subject to rigorous regulatory requirements. As of March 31, 2015, InSite's accumulated deficit was $176.1 million and cash and cash equivalents were $1.1 million. InSite's ability to fund its operations is dependent primarily upon its ability consummate the Merger with QLT or raise or have access to sufficient funding to execute on its business plan.

        Absent the transactions contemplated by the Merger Agreement including the secured line of credit of up to $9,853,333 granted by QLT to InSite, InSite expected that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements would have only been adequate to fund its operations until approximately July 2015. In their audit report related to InSite's consolidated financial statements for the year ended December 31, 2014, which is included in this proxy statement/prospectus, InSite's independent auditors refer to InSite's recurring losses from operations, available cash and cash equivalent balances and accumulated deficit and a substantial doubt about InSite's ability to continue as a going concern. InSite expects the secured line of credit granted by QLT will fund operations until completion of the Merger; however, if the Merger Agreement terminates prior to completion, no additional funding from QLT would be available and if InSite is unable to enter into a strategic transaction or secure sufficient additional funding, InSite management believes that InSite will need to cease operations and liquidate its assets. InSite's financial statements were prepared on the assumption that InSite will continue as a going concern and do not include any adjustments that might result should InSite be unable to continue as a going concern.

        Cash used in operating activities was $0.6 million and $2.6 million for the three months ended March 31, 2015 and 2014, respectively. In 2015, InSite incurred approximately $0.3 million in direct costs to prepare the BromSite NDA. In addition, it received a $3.0 million license fee for the license agreement with Nicox. In 2014, InSite incurred approximately $0.9 million in direct costs related to its Phase 3 clinical trials and costs to prepare to file the BromSite NDA. In addition, InSite incurred approximately $0.5 million of additional legal expenses from its on-going partnering efforts.

        Cash used in operating activities was $5.0 million and $10.3 million for 2014 and 2012. Cash provided by operating activities was $9.6 million for 2013. In 2014, InSite incurred approximately $3.4 million in direct costs related to its Phase 3 clinical trials and costs to prepare to file the BromSite NDA and $0.5 million of additional legal expenses from its on-going partnering and financing efforts. In addition, InSite received a $6.0 million license fee for the amendment of the Akorn License. In 2013, InSite incurred approximately $5.4 million in direct costs related to its Phase 3 clinical trials for AzaSite/DexaSite and BromSite. In addition, in April 2013, InSite sold the rights to receive royalty payments on sales of Besivance, beginning on January 1, 2013, for $15 million at closing, with an additional $1 million paid in February 2014 after certain 2013 Besivance sales targets were met. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to InSite in whole or in part. Patent protection for Besivance in the United States expires in 2021. In 2012, InSite incurred approximately $9.3 million in direct costs related to its Phase 3 clinical trials for AzaSite/DexaSite and BromSite.

        Cash used in investing activities was less than $0.1 million for the three months ended March 31, 2015. Net cash provided by investing activities was $3.7 million for the three months ended March 31, 2014. In 2014, InSite converted short-term investments to cash and cash equivalents to fund operating activities.

        Cash provided by investing activities was $4.7 million, $2.9 million and $16.4 million for 2014, 2013 and 2012, respectively. In 2014, 2013 and 2012, InSite converted $5.0 million, $3.0 million and $16.5 million, respectively, from short-term investments to cash and cash equivalents.

        For the three months ended March 31, 2015 and 2014, InSite undertook no financing activities.

        Cash used in financing activities was $1.3 million, $10.6 million and $6.7 million for 2014, 2013 and 2012, respectively. In 2014, 2013 and 2012, InSite made principal payments of $6.0 million, $10.6 million and $6.7 million, respectively, on the AzaSite Notes. In the last quarter of 2014, InSite completed private placement debt financing transactions in which InSite issued secured notes and issued warrants to purchase shares of common stock, which resulted in approximately $4.7 million in net proceeds after deducting placement agent and legal fees associated with the transactions. InSite incurred $0.5 million in placement agent and legal fees and $1.0 million (non-cash) for the initial valuation of the warrants issued with the InSite Notes. These amounts are recorded as debt issuance costs and are amortized over the expected life of the InSite Notes.

        The tables below set forth the amount of cash that InSite raised for fiscal years 2012 through 2014 from debt financings.

Cash Received from Private Placements of InSite Notes

Date	Net Proceeds	Type of Notes	Interest Rate	Maturity Date
October 2014	$2.1 million	Short-term Secured Notes	12%	October 2015*
November 2014	$0.2 million	Short-term Secured Notes	12%	November 2015*
December 2014	$2.4 million	Short-term Secured Notes	12%	December 2015*

*
The InSite Notes have a maturity date of one year from the date of issuance, which may be extended for one year at InSite's option. In the event InSite extends the maturity date, the interest rate increases to 14% per annum.

        InSite's future capital expenditures and requirements will depend on numerous factors, including its ability to complete the Merger, its ability to raise additional financing in the event the Merger is not completed, the progress of its clinical testing, research and development programs and preclinical testing, the time and costs involved in obtaining regulatory approvals, InSite's ability to successfully commercialize any products that it may launch in the future, its ability to establish collaborative arrangements, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, changes in InSite's existing collaborative and licensing relationships, acquisition of new businesses, products and technologies, the completion of commercialization activities and arrangements, and the purchase of additional property and equipment.

        No material capital expenditures were incurred for environmental compliance in fiscal year 2014. Based on its environmental compliance record to date, and InSite's belief that it is current in compliance with applicable environmental laws and regulations, environmental compliance is not expected to materially harm InSite's operations.

Off-Balance Sheet Arrangements

        InSite has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect.

Contractual Obligations

        The following table summarizes InSite's significant contractual obligations as of December 31, 2014 and the effect such obligations are expected to have on InSite's liquidity and cash flows in future periods. Some of these amounts are based on management's estimates and assumptions about these obligations including their duration, the possibility of renewal and other factors. Because these estimates are necessarily subjective, InSite's actual payments in the future may vary from those listed in this table.

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
Facilities lease obligations(1)	4,623	696	1,498	1,603	826
Licensing agreement obligations(2)	1,800	450	900	450	—
Secured notes(3)	5,199	5,199	—	—	—
Interest expense on secured notes(4)	539	539	—	—	—

Total commitments	$12,161	$6,884	$2,398	$2,053	$826

(1)
InSite leases its facilities under a non-cancelable operating lease that expires in 2020.

(2)
InSite has entered into certain license agreements that require it to make royalty payments for the life of the licensed patents. The estimated royalties due under certain of these agreements are as noted for 2014 through 2018 based on future expected net sales of AzaSite.

(3)
Principal repayments are based on estimated payment dates.

(4)
Interest expense represents an estimate based on expected principal balance.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU 2014-09, Revenue from Contracts with Customers. The FASB and the International Accounting Standards Board initiated a joint project to clarify the principles for recognizing revenue and developed a common revenue recognition standard for U.S. GAAP and International Financial Reporting Standards. Under the guidance, an entity should recognize revenue when the entity satisfies a performance obligation within a contract at a determined transaction price. This update is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is not permitted. InSite does not expect the adoption of this standard will materially impact the its consolidated statement of financial position or results of operations.

        In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements—Going Concern. This standard includes guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are issued. If conditions or events raise substantial doubt, the entity must disclose the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, management's evaluation of those conditions or events, and management's plans to mitigate the conditions or events. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. InSite does not expect the adoption of this standard will materially impact InSite's consolidated statement of financial position or results of operations.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03 ("ASU 2015-03"), Simplifying the Presentation of Debt Issuance Costs. This standard requires that debt issuance costs be presented in the balance sheet as a direct reduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The update is effective for annual and interim reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The new guidance will be applied on a retrospective basis. InSite does not expect that the adoption of this standard will materially impact its consolidated statement of financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risk

        The following discusses InSite's exposure to market risk related to changes in interest rates.

        InSite has debt in the form of secured notes issued with fixed interest rates. As a result, its exposure to market risk caused by fluctuations in interest rates is minimal. InSite had $5.2 million in aggregate principal amount of the InSite Notes outstanding as of March 31, 2015, with a fixed interest rate of 12%. If the market interest rates were to increase by 10% from the March 31, 2015 levels, it would not result in an increase in interest expense. At March 31, 2015, InSite's debt was reflected in its condensed consolidated financial statements at face value.

        The securities in InSite's investment portfolio are not leveraged and are subject to minimal interest rate risk. Due to their original maturities of twelve months or less, the securities are classified as cash and cash equivalents or short-term investments. They are classified as trading securities principally bought and held for the purpose of selling them in the near term, with unrealized gains and losses included in earnings. Because of the short-term maturities of InSite's investments, InSite does not believe that a change in market rates would have a significant negative impact on the value of its investment portfolio. While a hypothetical decrease in market interest rates by 10% from the March 31, 2015 levels would cause a decrease in interest income, it would not likely result in loss of principal.

        The primary objective of InSite's investment activities is to preserve principal while at the same time maximizing the income it receives from its investments without significantly increasing risk. To achieve this objective in the current economic environment, InSite maintains its portfolio in cash equivalents or short-term investments, including obligations of U.S. government-sponsored enterprises and money market funds. These securities are classified as cash and cash equivalents or short-term investments and consequently are recorded on the balance sheet at fair value. InSite does not utilize derivative financial instruments to manage its interest rate risks.

 INSITE MANAGEMENT

        The names, ages and positions of InSite's directors and executive officers as of July 15, 2015 are listed below:

Name	Position(s) with InSite	Age	Director Since
Timothy McInerney	Chairman of the InSite Board of Directors	54	2008
Brian Levy, O.D. M.Sc.	Director	64	2011
Robert O'Holla	Director	63	2008
Timothy Ruane	Director and Chief Executive Officer	50	2010
Craig Tooman	Director	49	2011
Anthony J. Yost	Director	57	2008

Non-Employee Directors

        Timothy McInerney is currently a Partner with Riverbank Capital Securities, an investment banking firm that specializes in providing financing for biotechnology and specialty pharmaceutical companies, a position he has held since June 2007. From 1992 until March 2007, Mr. McInerney was a Managing Director of Paramount Biocapital, Inc. ("Paramount") where he oversaw the distribution of Paramount's private equity product. Prior to 1992, Mr. McInerney was a research analyst focusing on the biotechnology industry at Ladenburg, Thalman & Co. Previously, Mr. McInerney held equity sales positions at Bear, Stearns & Co. and Shearson, Lehman Bros. Mr. McInerney has also worked in sales and marketing for Bristol-Myers Squibb. He received his B.S. in Pharmacy from St. John's University in New York. He also completed a post-graduate residency in drug information systems at the New York University Medical Center. Mr. McInerney currently serves on the boards of Ziopharm Oncology, Inc., Edgemont Pharmaceuticals, LLC and Emisphere Technologies, Inc. In addition, Mr. McInerney previously served on the board of Manhattan Pharmaceuticals, Inc.

        Brian Levy, O.D. M.Sc.    is the former Chief Medical Officer of Aerie Pharmaceuticals, a company developing novel technologies for the treatment of patients with glaucoma, a position he held from January 2012 until July 2015. From June 2010 until October 2011, Dr. Levy was Chief Scientific Officer of Nexis Vision, a company developing technologies for refractive correction of the eye. From June 2008 to November 2009, Dr. Levy was the Chief Operating Officer of Danube Pharmaceuticals, a venture-backed company developing therapeutics for the treatment of patients with glaucoma. From September 1994 to June 2008, Dr. Levy held a series of senior leadership positions with Bausch & Lomb, which included Corporate Vice President and Chief Medical Officer responsible for clinical development, medical affairs and product safety for all Bausch & Lomb businesses worldwide. While at Bausch & Lomb, he oversaw the development of Retisert, Zylet and Besivance. Dr. Levy is also a Clinical Professor of Ophthalmology at the University of Rochester in New York. He earned a Doctor of Optometry degree from the University of California, Berkeley in 1976 and a Master of Science Degree in comparative anatomy and physiology of the eye from the University of Waterloo, Canada.

        Robert O'Holla is currently the President of R.O.H. Consulting, LLC, a regulatory consulting firm specializing in medical devices, a position he has held since May 2008. Mr. O'Holla was the Worldwide Vice President of Regulatory Affairs at Johnson and Johnson from June 1990 until May 2008. Mr. O'Holla is a health products executive who has over thirty years of experience, including research and development, quality and compliance, regulatory affairs, policy development and product sterilization. Mr. O'Holla has also written for several publications regarding health products. He received his B.A. from Upsala College, his A.A. from Union College and his M.B.A. from Fairleigh Dickinson University. Mr. O'Holla currently is the Vice President of Regulatory Affairs for CeQur, SA. Mr. O'Holla also serves on the Board of CeQur, SA and is the Chairman of the Compensation Committee. Mr. O'Holla has recently been named an Operating Partner at Endeavour Vision SA, a growth phase venture capital investment firm based in Geneva Switzerland.

        Craig Tooman is currently the Chief Financial Officer at Aratana Therapeutics, Inc., a pet therapeutics company focused on innovative biopharmaceutical products for cats, dogs and other companion animals, a position he has held since November 2013. From February 2012 to November 2014, Mr. Tooman served as the Chief Executive Officer at Avanzar Medical, Inc., a company focused on identifying and fostering commercial oncology opportunities. Since January 2011, Mr. Tooman has been the founder and principal of Stockbourne LLC, a firm that provides strategic business and financial advisory services. From July 2010 to January 2011, Mr. Tooman was the Senior Vice President of Finance and Chief Financial Officer of Ikaria Inc., a biotherapeutics company. From January 2005 to July 2010, Mr. Tooman was the Executive Vice President of Finance and Chief Financial Officer at Enzon Pharmaceuticals, a biopharmaceutical company. Prior to that, Mr. Tooman was the Senior Vice President of Strategic Planning and Corporate Communications at ILEX Oncology, Inc. and the Vice President of Investor Relations at Pharmacia Corporation, the culmination of a 12-year career that started with the Upjohn Company. He has a Bachelor of Arts degree in Economics from Kalamazoo College and Masters in Business Administration in Finance from the University of Chicago.

        Anthony J. Yost is currently the Chief Commercial Officer at Otonomy, Inc., a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapeutics for diseases and disorders of the inner and middle ear, a position he has held since October 2014. From January 2012 to October 2014, Mr. Yost was the Chief Commercial Officer at Prometheus, Inc., a pharmaceutical/diagnostic company. From August 2011 to January 2012, Mr. Yost was the Chief Commercial Officer at EKR Therapeutics, an acute-care pharmaceutical company and prior to that, he was the head of Sales and Marketing at PacificCord, a stem cell storage biotechnology company. From October 2008 to June 2010, Mr. Yost was the General Manager for the Western U.S. Operating Unit at Novartis, a pharmaceutical company engaged in the research, development, manufacture and marketing of healthcare products. From November 2003 to September 2008, he served as the President of Innovex North America, the commercial services unit of Quintiles Transnational Corporation. From February 1998 to November 2003, Mr. Yost had various responsibilities at Schering-Plough Corporation ("Schering-Plough"), including Vice President of the Acute Coronary Syndromes Business Unit, General Manager of Commercial and Manufacturing Operations in Portugal, Vice President of Managed Care and Vice President of the Cardiovascular Business Unit. Prior to working for Schering-Plough, Mr. Yost worked for Boehringer Mannheim and Eli Lilly and Company. He received his B.S. in Pharmacy from Purdue University.

Executive Officers

Name	Title	Age
Timothy Ruane	Chief Executive Officer and member of the Board	50
Louis Drapeau	Vice President and Chief Financial Officer	71
Lyle M. Bowman, Ph.D.	Vice President, Development	66
Kamran Hosseini, M.D., Ph.D.	Vice President, Clinical & Regulatory Affairs and Chief Medical Officer	50
Surendra Patel	Vice President, Operations & Quality	61

        Timothy Ruane joined InSite on December 1, 2010 as Chief Executive Officer and was appointed as a member of the InSite Board of Directors. Previously, Mr. Ruane served as President and Chief Executive Officer of Tekmira Pharmaceuticals and INEX Pharmaceuticals (which spun-out to Tekmira in 2007), a biopharmaceutical company, from 2005 to 2008. From 2004 to 2005, he served as the Senior Vice President of Corporate Development of INEX. From 2002 to 2004, Mr. Ruane was the Senior Vice President of Business Management of ILEX Oncology. Mr. Ruane has more than 24 years of experience with pharmaceutical and biotechnology companies in various management positions.

Mr. Ruane has a Bachelor of Science degree in business finance from Wake Forest University and a Masters in Business Administration from the University of Washington.

        Louis Drapeau joined InSite on October 1, 2007 as Vice President and Chief Financial Officer and served as InSite's interim Chief Executive Officer from October 2008 through November 2010. Mr. Drapeau served as Senior Vice President, Finance and Chief Financial Officer of Nektar Therapeutics, a biopharmaceutical company, from January 2006 until September 2007. From August 2002 to August 2005, Mr. Drapeau was Senior Vice President and Chief Financial Officer of BioMarin Pharmaceutical, a fully integrated biopharmaceutical company. From August 2004 to May 2005, Mr. Drapeau also held the position of Acting Chief Executive Officer of BioMarin. Prior to that, Mr. Drapeau spent over 30 years with Arthur Andersen including 19 years as an Audit Partner in Arthur Andersen's Northern California Audit and Business Consulting practice, including 12 years as Managing Partner. Mr. Drapeau currently serves on the boards of Bio-Rad Laboratories, Inc. and Ampliphi Biosciences Corporation. He holds an undergraduate degree in mechanical engineering and a Masters in Business Administration from Stanford University.

        Lyle M. Bowman joined InSite in October 1988 as Director of Drug Delivery Systems. Previously, Dr. Bowman had worked at Syntex Ophthalmics as Manager/Director of Analytical Polymer Characterization working on contact lenses and solutions from 1979 through September 1988. From 1989 to 1991, Dr. Bowman served as Vice President, Science and Technology. From 1991 to 1995, he served as Vice President, Development and from 1995 to 2008, he served as Vice President Development and Operations. Dr. Bowman currently is Vice President Development, holds a Ph.D. in Physical Chemistry from the University of Utah and has considerable experience in material science as applied to ophthalmic products.

        Kamran Hosseini joined InSite in February 2008 as Vice President, Clinical & Regulatory Affairs and Chief Medical Officer. From November 2007 to February 2008, Dr. Hosseini served as the ophthalmic expert at JGB BioPharma consulting for R&D, preclinical, clinical, and business development projects. From May 2005 to October 2007, he was the director of ophthalmology drug delivery programs at Alza Corporation, a member of the Johnson and Johnson Family of Companies, where he provided ophthalmology and visual science expertise for new technology assessment activities aimed at enhancing the drug/device unit pipeline. From November 2003 to May 2005, he was a post-doctoral fellow in retinal degenerative diseases at the University of California, San Francisco. Dr. Hosseini received his M.D. from the University of Groningen Faculty of Medicine, The Netherlands, and his Ph.D. as part of a joint program at the University of Texas, Medical Branch in Galveston and the University of Maastricht, The Netherlands.

        Surendra Patel joined InSite in April 2008 as Vice President, Operations & Quality. From 2002 to 2008, Mr. Patel served as Senior Director, Manufacturing Operations at Nektar Therapeutics where he managed clinical and commercial manufacturing operations and played a strategic role in the selection of domestic and international contract manufacturing sites. Mr. Patel has more than 30 years of development and operational experience in various management positions at pharmaceutical and biotechnology companies, including Syntex, Roche Bioscience, Oread Inc., and DrugAbuse Sciences. Mr. Patel has a Bachelor of Science degree in pharmaceutical formulation from De Montford University, Leicester, United Kingdom.

        Executive officers are appointed to serve at the discretion of the InSite Board of Directors until their successors are appointed.

Family Relationships and Director Independence

        There are no family relationships between any members of the InSite Board of Directors and InSite's executive officers. In addition, the InSite Board of Directors has determined that each of the members of the InSite Board of Directors, other than Mr. Ruane, InSite's Chief Executive Officer, is

"independent" as that term is defined in the rules and regulations of the NYSE MKT ("NYSE MKT Rules").

Board Committees and Meetings

        The InSite Board of Directors has a standing Audit Committee, a Stock Plan and Compensation Committee and a Nominating and Governance Committee.

Audit Committee

        The Audit Committee of the InSite Board of Directors (the "Audit Committee") currently consists of two directors: Craig Tooman (Chair) and Anthony J. Yost.

        The InSite Board of Directors has determined that each of the members of the Audit Committee is "independent" as that term is defined in the NYSE MKT Rules and also meets the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act. In addition, the InSite Board of Directors has determined that Mr. Tooman qualifies as an "audit committee financial expert," within the meaning of SEC regulations. A copy of the Audit Committee's charter is available on InSite's website located at www.insitevision.com. A copy of the Audit Committee's charter is also available to investors free of charge by writing to InSite Vision Incorporated, Investor Relations, 965 Atlantic Avenue, Alameda, CA 94501.

        The Audit Committee appoints InSite's independent registered public accounting firm; pre-approves all audit and non-audit services to be provided to InSite by the independent registered public accounting firm; oversees the independence of the independent registered public accounting firm; evaluates the independent registered public accounting firm's performance; receives and considers the independent registered public accounting firm's comments as to accounting and financial controls; monitors the effectiveness of internal controls; oversees InSite's financial and accounting organization and financial reporting; discusses with management and the independent registered public accounting firm the results of the annual audit and InSite's annual financial statements; and discusses with management and the independent registered public accounting firm, as applicable, the results of the independent registered public accounting firm's interim review of InSite's quarterly financial statements, as well as its earnings press releases.

        Among other things, under the charter of the Audit Committee, the Audit Committee is responsible for reviewing and approving all related party transactions, approving and monitoring InSite's Code of Ethics for Senior Finance Personnel and Code of Conduct for All Employees and Directors (including approving any waivers of such codes for directors, executive officers and senior financial personnel), and establishing procedures for the receipt, retention and treatment of complaints received by InSite regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by InSite's employees of concerns regarding questionable accounting, auditing or legal matters.

Stock Plan and Compensation Committee

        The Stock Plan and Compensation Committee of the InSite Board of Directors (the "Compensation Committee") currently consists of three directors: Anthony J. Yost (Chair), Robert O'Holla and Craig Tooman, each of whom is "independent" as defined by NYSE MKT Rules.

        A copy of the Compensation Committee's charter is available on InSite's website located at www.insitevision.com. A copy of InSite's Compensation Committee charter is also available to investors free of charge by writing to InSite Vision Incorporated, Investor Relations, 965 Atlantic Avenue,

Alameda, CA 94501. Pursuant to its charter, the Compensation Committee's responsibilities include the following:

  •
  reviewing, evaluating and making recommendations to the InSite Board of Directors with respect to InSite's overall compensation policies and establishing performance-based incentives that support and reinforce InSite's long-term strategic goals, organizational objectives and stockholder interests;

  •
  reviewing and approving goals and objectives relevant to the compensation of the Chief Executive Officer and evaluating the Chief Executive Officer's performance in light of those goals and objectives;

  •
  establishing, reviewing and approving the compensation arrangements for InSite's Chief Executive Officer and other executive officers and reviewing periodic reports from the Chief Executive Officer as to the performance and compensation of InSite's employees other than executive officers; and

  •
  reviewing and recommending for adoption by the InSite Board of Directors equity compensation plans and incentive compensation plans and administering such plans.

        The Compensation Committee may form subcommittees and delegate to its subcommittees such power and authority as it deems appropriate. The Compensation Committee has delegated limited authority to the Officer Equity Grant Committee (comprised of Messrs. Ruane and Drapeau) to grant equity incentive awards to InSite's employees (other than Section 16 officers or "covered persons" under Section 162(m) of the Code, and subject to individual and aggregate share limits established by the Compensation Committee). The Compensation Committee has no current intention to delegate any other portion of its authority to any subcommittee. InSite's executive officers, including the named executive officers (as identified below), do not have any role in determining the form or amount of compensation paid to InSite's named executive officers. However, InSite's Chief Executive Officer does make recommendations to the Compensation Committee with respect to compensation paid to the other named executive officers.

        Pursuant to its charter, the Compensation Committee is authorized to retain outside compensation consultants to provide assistance in its decision-making processes. For 2014, the Compensation Committee engaged Radford, an Aon Hewitt company ("Radford"), to develop and provide a personalized Radford report that reviewed in detail InSite's executive compensation practices (including base salary, cash bonus and equity compensation components) as compared to InSite's peer group of companies. However, as discussed below, this report was not used for traditional benchmarking purposes, but instead for the more general purpose of obtaining an overall understanding of current compensation practices and evaluating its 2014 executive compensation decisions against that general context. The Compensation Committee has assessed the independence of Radford in a manner similar to that required under certain stock exchange listing rules. The Compensation Committee has also considered and assessed all relevant factors, including those required by the SEC that could give rise to a potential conflict of interest with respect to Radford during fiscal 2014. Based on this review, the Compensation Committee did not identify any conflict of interest raised by the work performed by Radford.

        The Compensation Committee seeks to align pay with performance, and considers potential risks when reviewing and approving compensation programs. InSite's compensation programs have been designed with specific features that mitigate risk, while at the same time rewarding employees for achieving long-term financial and strategic objectives through prudent business judgment and appropriate risk taking. For example, as described under "InSite Executive Officer and Director Compensation—Compensation Discussion and Analysis" below, the long-term equity incentive awards granted to executives promote long-term service to InSite. Further, the annual bonus awards to executive officers are based on specified corporate goals that measure InSite's performance. The Compensation Committee has reviewed compensation-related risks for InSite's employees and concluded that InSite's compensation programs do not create risks that are reasonably likely to have a material adverse effect on InSite.

Nominating and Governance Committee

        The Nominating and Governance Committee of the InSite Board of Directors currently consists of two directors: Timothy McInerney (Chair) and Brian Levy.

        The InSite Board of Directors has determined that both members of the Nominating and Governance Committee are "independent" as that term is defined in the NYSE MKT Rules. A copy of the Nominating and Governance Committee charter is available on InSite's website located at www.insitevision.com. A copy of the Nominating and Governance Committee's charter is also available to investors free of charge by writing to InSite Vision Incorporated, Investor Relations, 965 Atlantic Avenue, Alameda, CA 94501.

        The Nominating and Governance Committee identifies and recommends director nominees to be selected by the InSite Board of Directors for submission to a vote at InSite's annual stockholder meetings or to fill vacancies between such meetings, implements the InSite Board of Directors' criteria for selecting new directors, develops or reviews and recommends corporate governance policies for the InSite Board of Directors and oversees the annual evaluation process conducted by the InSite Board of Directors.

Code of Ethics for the Chief Executive Officer and Senior Financial Officers

        InSite's Code of Ethics for its Chief Executive Officer and Senior Financial Officers can be found on InSite's website located at www.insitevision.com. A copy of InSite's Code of Ethics for the Chief Executive Officer and Senior Financial Officers is also available to investors free of charge by writing to InSite Vision Incorporated, Investor Relations, 965 Atlantic Avenue, Alameda, CA 94501. InSite will disclose any waivers under the Code of Ethics for the Chief Executive Officer and Senior Financial Officers which are granted to InSite's directors or executive officers in a current report on Form 8-K filed with the SEC within four business days of any such waiver. No such waivers were granted during 2014.

Board Leadership and Role in Risk Oversight

        The InSite Board of Directors, together with the Audit Committee, is primarily responsible for overseeing InSite's risk management. The Audit Committee reviews with management the significant categories of risk to InSite. As necessary, the Compensation Committee also reviews risks that are specific to compensation. The M&A and Finance Committee of the InSite Board of Directors reviews risks related to strategic business opportunities, possible acquisitions and divestitures and equity and debt financings. The Audit Committee and, when applicable, the Compensation Committee and the M&A Finance Committee report significant risks to the InSite Board of Directors and the InSite Board of Directors addresses means to monitor and mitigate such risks. While the InSite Board of Directors and its committees oversee risk management strategy, management is responsible for implementing and supervising day-to-day risk management processes. The InSite Board of Directors and management believe that this division of risk management responsibilities is an effective approach to respond and address risks that InSite faces.

        The InSite Board of Directors selects the Chairman of the Board. Mr. McInerney currently serves as the Chairman of the Board. InSite's Chief Executive Officer, Timothy Ruane, currently serves on the InSite Board of Directors. The current structure promotes robust evaluation of management and results, while at the same time gives the Chief Executive Officer more opportunity to focus on the day-to-day operations of InSite. InSite's Chief Executive Officer has significant responsibilities in running InSite and the InSite Board of Directors believes that it is currently beneficial to have a Chairman of the Board who is not an officer and whose primary responsibility is leading the InSite Board of Directors. However, management does have a representative on the InSite Board of Directors who provides support, feedback and information to assist the advisory role of the Board. The InSite Board of Directors believes that the management and the InSite Board of Directors have an excellent working relationship that allows for effective leadership by the InSite Board of Directors. The InSite Board of Directors has the necessary power and authority to request and obtain information from management, to retain outside consultants, and to consult with management and employees where it deems appropriate. While the InSite Board of Directors has decided to separate the positions of the Chairman and Chief Executive Officer, the InSite Board of Directors may combine the two roles in the future in its discretion.

 INSITE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

        This section contains a discussion of the material elements of compensation earned for 2014 by InSite's principal executive officer, principal financial officer and its three other executive officers serving at December 31, 2014. These individuals are listed in the "2014 Summary Compensation Table" below and referred to as the "named executive officers."

        InSite's executive officer compensation program is determined and approved by the Compensation Committee. None of the named executive officers are members of the Compensation Committee or otherwise had any role in determining the compensation of the other named executive officers, except that the Compensation Committee does consider the recommendations of its Chief Executive Officer in setting compensation levels for the named executive officers other than the Chief Executive Officer, as further described below.

  Stockholder Outreach Following Say-on-Pay Votes

        In 2011, InSite's stockholders voted on an advisory resolution approving the compensation of its named executive officers, which was approved by approximately 77% of the votes cast on the proposal. Despite only minor changes to InSite's executive compensation program in 2012, 2013 and 2014, the advisory resolution approving the compensation of InSite's named executive officers disappointingly received only approximately 49%, 38% and 54% approval, respectively, at InSite's 2012, 2013 and 2014 annual meetings.

        In response to the results of these advisory say-on-pay votes, in 2012, 2013 and 2014, InSite reached out to a significant number of its large, institutional stockholders (including about five in 2014) to gain insight into their perspective regarding InSite's executive compensation programs and policies. From these conversations, InSite again determined that its stockholders were motivated to vote against its say-on-pay proposals more as a way of expressing their disappointment in InSite's recent stock price performance than due to particular or specific disapproval of its overall executive compensation program or policies. The feedback from these engagements was shared with and considered by management, as well as the Compensation Committee, including in 2014.

        The Compensation Committee also engaged Radford, a global provider of compensation intelligence and consulting services to the technology and life sciences sectors, to develop and provide a customized report that reviewed in detail InSite's executive compensation practices (including base salary, cash bonus and equity compensation components) as compared to its peer group of companies with respect to its executive compensation program for 2013, 2014 and 2015. For 2013, in tandem with its review and analysis of the Radford report, the Compensation Committee also analyzed relevant data available in the Advanced-HR Database. In light of its analysis of that information, the Compensation Committee re-examined, and has made certain changes to, InSite's compensation program, including setting compensation component levels and incentive award opportunities for each of 2013, 2014 and 2015, taking into account the percentile analysis presented in the Radford report and, for 2013, other data from the Advanced-HR Database. The Compensation Committee also examined current views on corporate governance "best practices" and determined to what extent changes and enhancements to InSite's compensation practices would be in the best interests of InSite and its stockholders. For example, for 2014, the Compensation Committee:

  •
  developed, with the help of Radford, a new peer group of U.S. life science, development stage companies to be used to evaluate InSite's overall executive compensation programs and practices, which peer group is more reflective of InSite and its current stage of development (including market capitalization of under $200 million and less than 100 employees);

  •
  provided base salary increases primarily to keep pace with only the 25th percentile of market as reflected by the new peer group;

  •
  determined, as a prudent cash management decision, that no annual incentive bonuses would be paid to the named executive officers with respect to the Compensation Committee's evaluation of 2013 results against the corporate goals used to evaluate and fund 2013 annual incentive bonuses for the rest of InSite's employees;

  •
  maintained 2014 annual incentive bonus opportunities for the named executive officers at the same percentage of base salary as used for 2013 annual incentive bonus opportunities, and generally maintained 2014 stock option grants at levels also provided for the named executive officers in 2013 (except for Mr. Patel, whose stock option grant increased by about 9%); and

  •
  revised the structure of the performance metrics for InSite's 2014 annual incentive bonus program to focus its executives' efforts to earn this compensation element on a significantly narrower set of goals determined to be the key drivers for InSite's continued operational success in 2014.

        Further information on these actions is provided below in this Compensation Discussion and Analysis. In addition, the Compensation Committee has determined to work toward developing and implementing in 2015 a clawback policy and meaningful stock ownership guidelines for InSite's executive officers, which actions are designed to further align InSite with executive compensation best practices in 2015 and beyond.

        The continuing goal of the Radford engagement, the Compensation Committee's further analyses and the changes to InSite's executive compensation program discussed above is to more closely align executive pay with performance, while at the same time InSite has continued to work through engagement efforts to convince its stockholders not to vote against its say on pay proposal simply to voice displeasure with its recent stock price performance. The Compensation Committee believes that its key 2014 compensation decisions and actions (specifically the base salary, annual incentive bonus opportunities and stock option grants decisions described above) did align InSite's named executive officers' 2014 compensation with its 2014 performance.

        On March 31, 2015, the InSite held its 2015 annual meeting of stockholders. A total of 110,737,955 shares of the InSite's common stock, or 84% of the outstanding shares of common stock, were represented in person or by proxy at the 2015 annual meeting. The matters voted on by the InSite's stockholders included an advisory resolution relating to InSite's named executive officer compensation. The resolution was approved as set forth below:

Shares For	Shares Against	Shares Abstained	Broker Non-Votes
33,320,364	19,030,304	6,808,708	51,578,579

  Executive Officer Compensation Program Objectives and Overview

        The Compensation Committee's principal goals in making its executive officer compensation decisions are:

  •
  to help ensure that there exists an appropriate relationship between executive pay and InSite's performance, as well as the creation of stockholder value, measured through the achievement of established long-term strategic goals and initiatives;

  •
  to attract, motivate and retain key executives in the face of competition within the biotechnology industry for qualified personnel; and

  •
  to align the compensation interests of InSite's executive officers with the investment interests of its stockholders.

        InSite's current executive officer compensation program is based on three key components, which are designed to be consistent with its compensation philosophy: (1) base salary; (2) annual incentive bonuses and (3) long-term equity incentive awards that are generally subject to time-based vesting requirements. InSite also provides each named executive officer with severance benefits if the executive's employment terminates under certain circumstances. In structuring named executive officer compensation packages, the Compensation Committee considers how each component attracts, retains and motivates the best possible executive talent, but InSite does not provide any material perquisites or personal benefits to its named executive officers.

        Base salaries and severance benefits are primarily intended to attract and retain/reassure highly qualified executives. Annual incentive bonuses are primarily intended to motivate the named executive officers to achieve specific strategic and operating objectives for that year. Long-term equity incentive awards are primarily intended to align the named executive officers' long-term compensation interests with InSite stockholders' long-term investment interests. In this way, these elements of InSite's named executive officer compensation program are designed to operate in conjunction to reward performance and thus the creation of stockholder value. InSite also believes that competitive annual incentive bonuses and equity incentives help it attract and retain top executives.

  Evaluation and Establishment of Named Executive Officer Compensation Program for 2014

        As part of InSite's annual review of its named executive officer compensation program, the Compensation Committee generally reviews Radford surveys of compensation paid to similarly situated executive officers in the technology and biotechnology industries in the San Francisco Bay area. In connection with the results of InSite's 2012, 2013 and 2014 say-on-pay votes, the Compensation Committee engaged Radford for the following year to develop and provide a significantly more detailed and customized Radford report. For 2013, the Compensation Committee also analyzed related Advanced-HR Database information.

        As an initial matter, the Compensation Committee worked with Radford in late 2013 to develop a new peer group to be used to evaluate InSite's overall executive compensation programs and practices for 2014, which development was primarily motivated by InSite's 2012 and 2013 failed say on pay votes. This new peer group consisted of the following 13 companies: Aastrom Biosciences, Inc. (now known as Vericel Corporation); Alimera Sciences, Inc.; Amicus Therapeutics, Inc.; Anthera Pharmaceuticals, Inc.; ArQule, Inc.; Biodel Inc.; Celsion Corporation; CytRx Corporation; NovaBay Pharmaceuticals, Inc.; OncoGenex Pharmaceuticals, Inc.; Oncothyreon Inc.; Pain Therapeutics, Inc. and Palatin Technologies, Inc. Of these companies, Aastrom, Alimera, Biodel, Celsion, CytRx, NovaBay, Pain Therapeutics and Palatin were additions to the peer group; however, all 13 of these particular companies were chosen for the new peer group based on their qualification (and similarity to InSite) under the following criteria: (1) similar industry—drug development companies predominantly with products in phase II or phase III of development; (2) similar market capitalization—under $200 million, and ranging from about $22 million to about $155 million (compared to InSite's October 2013 market capitalization of about $27 million); and (3) similar number of employees—fewer than about 100 employees, and ranging from about 10 to about 110 employees (compared to InSite's October 2013 headcount of about 35 employees). These particular criteria were chosen to help ensure the new peer group would be reflective of InSite and its compensation programs and its stage of development. To this end, the Compensation Committee placed somewhat of a lesser emphasis on the market capitalization criterion. Radford also helped the Compensation Committee understand how this new peer group would better align with the peer group expected to be utilized by at least one proxy advisor firm when evaluating 2014 compensation decisions.

        While, historically, the Compensation Committee has not "benchmarked" compensation against survey data, in setting 2013, 2014 and 2015 compensation levels for the named executive officers, the Compensation Committee has more carefully considered the percentile information presented in the Radford report and the other available data. As discussed below, however, the Compensation Committee still generally considers a number of other factors in making its decisions when using this market data, including certain relevant percentile "benchmark" information with respect to peer companies, as a general reference point. The Compensation Committee did not otherwise engage any independent consultants in 2014.

        In December 2013, the Compensation Committee, with the assistance of Radford, reviewed and evaluated InSite's executive compensation program against the new peer group. This review demonstrated that 2013 base salaries were about 3.0% below the 25th percentile of the new peer group (with the average market increase being about 3.0% year over year) and that annual cash bonus compensation was at the 50th percentile of the new peer group. As a result, the Compensation Committee determined to continue to establish 2014 base salaries at the 25th percentile of the new peer group, subject to minor adjustment from that target as shown further below. The Compensation Committee also determined to offer 2014 long-term equity incentive awards—in the form of stock options—between the 50th and 75th percentiles of the new peer group as an appropriate balance to the pay positioning of InSite's base salary and annual incentive programs for the named executive officers. In other words, targeting long-term incentives for 2014 between the 50th and 75th percentiles helped bring total direct compensation closer to market median and emphasize long-term performance, specifically improved long-term stockholder value. This decision was based primarily on the Compensation Committee's view that stock options are inherently performance-based, as InSite's share price must increase after the date of grant before the stock options develop any significant value, and align the named executive officers' compensation interests with InSite's stockholders' investment interests.

        In January 2014, the Compensation Committee continued its evaluation of 2014 executive compensation. Based on its review of the Radford report and its specific consideration of InSite's performance against milestones for 2013 and the individual performance of the named executive officers, the Compensation Committee determined to set total cash compensation for the named executive officers between the 25th and 50th percentiles of the peer group, as set forth in the Radford report.

  2014 Named Executive Officer Compensation Program Elements

  Base Salaries

        In general, the base salaries of the named executive officers are reviewed by the Compensation Committee on an annual basis, as well as at the time of a promotion or other material change in responsibility. Any year-over-year increases in base salary are based on an evaluation of the particular individual's performance and base salaries of similarly situated executives at comparable companies based on data from the Radford surveys and other comparative reports, as well an evaluation as the individual's importance to InSite's future plans.

        In reviewing the base salaries for each of the named executive officers for 2014, the Compensation Committee took into account recommendations from Mr. Ruane (for the named executive officers other than himself) and:

  •
  the executive's role in actual performance against InSite's corporate performance goals;

  •
  the executive's particular experience in the biotechnology or pharmaceutical industries;

  •
  the scope of the executive's responsibilities and the executive's importance in achieving InSite's business goals; and

  •
  as described above, the base salary and total cash compensation data for similarly situated executives (in other words, position, experience and responsibilities) based on data from the customized Radford report prepared for the Compensation Committee for 2014.

        Based on its review of these factors, the Compensation Committee approved the following annual base salary rate increases for the named executive officers, effective January 1, 2014, as follows:

Named Executive Officer	2013 Annual Base Salary	2014 Annual Base Salary	% Change
Timothy Ruane	$380,700	$392,100	3.0%
Louis Drapeau	$264,200	$274,800	4.0%
Lyle M. Bowman, Ph. D.	$290,000	$298,703	3.0%
Kamran Hosseini, M.D., Ph.D.	$347,325	$357,725	3.0%
Surendra Patel	$236,345	$243,445	3.0%

  Annual Incentive Bonuses

        InSite generally provides incentive opportunities (or bonuses) each year for its employees, including each of the named executive officers, under a program that InSite refers to as the "Bonus Plan." Each participant in the Bonus Plan has a target bonus percentage that is expressed as a percentage of the participant's annual base salary. The Bonus Plan provides that the target bonus percentages for all participants are aggregated to determine InSite's "on-target" bonus pool. The actual bonus pool for participants in the Bonus Plan is determined based on InSite's degree of achievement of specific performance goals established by the Compensation Committee for the bonus year. The participant's actual bonus payout is then subject to increase or decrease based on subjective evaluation of the participant's individual performance during the year in meeting such performance goals. In the case of the named executive officers, the Compensation Committee evaluates each participant's individual performance and determines his or her final bonus payout after the end of the year. Also, under the Bonus Plan, the Compensation Committee may exercise complete negative discretion to eliminate the funding of named executive officer bonuses depending on its evaluation of InSite's corporate or stock price performance or other factors.

        For 2014, based on base salary levels, the Compensation Committee maintained the target bonus percentages from 2013 percentages—75% for Mr. Ruane ($294,075), 40% for Mr. Drapeau ($109,920), and 35% for each of the other named executive officers ($104,546, $125,204 and $85,206, respectively, for Drs. Bowman and Hosseini and Mr. Patel). In determining the target bonus levels for the named executive officers, the Compensation Committee specifically considered its policy to pay for performance by generally establishing base salaries below market median with correlating above-market incentive opportunities that, together, give the named executive officers the opportunity to achieve market-competitive total pay, based to a significant degree on performance.

        Compared to the 25 specific corporate goals established by the Compensation Committee for the 2013 Bonus Plan, the Compensation Committee in February 2014 streamlined InSite's 2014 Bonus Plan to focus on the key drivers for InSite's continued operational success in 2014. As a result, the Compensation Committee established only three corporate goals for the 2014 Bonus Plan to measure InSite's performance for 2014, with each goal weighted between 25% and 50% of the total bonus opportunity. These goals (collectively weighted 100%) were: (1) meeting or beating the 2014 Board-approved expense budget of $20.3 million (25%); (2) securing and closing a merger or partnering transaction or financing during the second quarter of 2014 (50%); and (3) filing the BromSite NDA by September 28, 2014 (25%). In addition, although not established as a weighted factor, the Compensation Committee determined to consider InSite's stock price performance during 2014 when evaluating and determining final bonus payouts for the named executive officers for 2014. The amount of the actual bonus pool with respect to each performance goal could range from 0% to 100% of the on-target bonus pool for that goal based on the date (if any) by which that particular goal was attained or, in the case of financial performance metrics, InSite's actual performance as compared with the pre-established goals.

        The Compensation Committee evaluated InSite's performance with respect to each of the three corporate goals established for the 2014 Bonus Plan: (1) the 2014 Board-approved expense budget was beaten by over 13% (resulting in full 25% funding for the first metric); (2) InSite's financing activities in 2014 were evaluated by the Compensation Committee to result in funding of 45% (out of 50%) for the second metric; and (3) as a result of deferring filing the BromSite NDA until 2015, the Compensation Committee provided no funding for the third metric. Overall, the Compensation Committee determined that InSite achieved 70% performance for InSite's 2014 Bonus Plan. However, as a result of the Compensation Committee's consideration of stockholder interests, including InSite's 2014 stock price performance, which declined by about 33.3%, and prudent cash management considerations, it deferred a final decision as to the amount and timing of bonus payments to the named executive officers for 2014. If completion of the Merger occurs, InSite will make payments to its named executive officers under the 2014 Bonus Plan.

        In its 2014 proxy statement, InSite reported that the Compensation Committee had evaluated its performance with respect to each of the 25 corporate goals established for the InSite Vision Incorporated 2013 Bonus Plan (for which InSite achieved 72% performance) but had deferred a final decision as to the amount and timing of bonus payments to the named executive officers for 2013. Based on its consideration of InSite's cash management strategy and stock price performance, the Compensation Committee determined in 2014 not to pay the 2013 bonuses to InSite's named executive officers.

  Long-Term Equity Incentive Awards

        InSite's policy is that the long-term compensation of its named executive officers should be directly linked to the value provided to stockholders. Therefore, InSite has historically made annual grants of stock options to provide further incentives to its executives to increase stockholder value. The Compensation Committee bases its award grants to InSite's executives under the 2007 Plan on a number of factors, including Mr. Ruane's recommendations and:

  •
  the executive's position with InSite and his or her total compensation package;

  •
  the executive's performance of his or her individual responsibilities;

  •
  the equity participation levels of comparable executives at comparable companies; and

  •
  InSite's achievement of its business objectives and the executive's contribution to those achievements.

        In addition, from year to year, the size, frequency and type of long-term incentive grants may be determined on the basis of tax consequences of the grants to the individual and InSite, accounting impact and potential dilution effects.

        InSite's stock option grants to its named executive officers had an exercise price that was equal to the closing price of its common stock ($0.29 per share) on the grant date (January 7, 2014). Thus, these executives will only realize value on their stock options if InSite's stockholders realize value on their shares above that closing price. The stock options also function as a retention incentive for executives as they vest ratably over the four-year period after the date of grant.

        The Compensation Committee approved the following grants of an option to each named executive officer on January 7, 2014, as further detailed below in the "2014 Grants of Plan-Based

Awards" table (which grants are at the same level as the named executive officers' 2013 stock option grants, except for Mr. Patel who received about a 9% increase in his number of stock options):

Named Executive Officer	# Shares Covered by Option
Timothy Ruane	745,000
Louis Drapeau	300,000
Lyle M. Bowman, Ph.D.	225,000
Kamran Hosseini, M.D., Ph.D.	325,000
Surendra Patel	190,000

        The number of options granted was based on each named executive officer's level within InSite and the other factors, as described above. The options granted for each level were also based upon InSite's performance and grant levels for executives at comparable companies from the Radford survey referenced above. In addition, the Compensation Committee specifically took into account Mr. Patel's excellent performance during 2013 and his assumption of additional responsibilities in establishing his option award at the top end of the 50th to 75th percentile range described above for the 2014 stock option grants.

  Severance Benefits

        InSite believes that severance protections can play a valuable role in attracting and retaining key executive officers. Accordingly, InSite provides such protections for certain eligible employees, including each of the named executive officers under its Severance Plan (the "Severance Plan"). The Compensation Committee evaluates the level of severance benefits, if any, to provide to a named executive officer on a case-by-case basis, and in general, InSite considers these severance protections an important part of an executive's compensation.

        As described in more detail under "—Potential Payments upon Termination or Change in Control" below, named executive officers are generally entitled to severance benefits under the Severance Plan in the event of a termination of employment by InSite without cause. InSite has determined that it is appropriate to provide these executives with severance benefits in the event of an involuntary termination of the executive's employment in light of their positions with InSite and as part of their overall compensation package.

        In addition, InSite believes that the occurrence, or potential occurrence, of a change in control transaction may create uncertainty regarding the continued employment of its executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage the named executive officers to remain employed with InSite and focus on their duties to InSite, and free from unnecessary personal distraction, during an important time when their prospects for continued employment following the transaction are often uncertain, InSite provides the named executive officers with enhanced severance benefits under the Severance Plan if the executive's employment is terminated by InSite without cause or by the executive for good reason in connection with a change in control (or in the case of InSite's chief financial officer, upon the occurrence of a change in control). Because InSite believes that a termination by an executive for good reason is conceptually the same as a termination by InSite without cause, and because InSite believes that in the context of a change in control, potential acquirers would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance, InSite believes it is appropriate to provide severance benefits in these circumstances.

        InSite generally does not believe that its named executive officers should be entitled to severance benefits merely because a change in control transaction occurs. With the exception of InSite's chief financial officer, the payment of cash severance benefits is generally only triggered by an actual or constructive termination of employment.

  Policy with Respect to Section 162(m)

        Section 162(m) of the Code generally disallows a federal income tax deduction to publicly-held companies for compensation exceeding $1 million per year paid to a company's chief executive officer and the company's three other most highly compensated executive officers, other than the company's chief executive officer, who are employed as of the end of the year. The $1 million deduction limit generally does not apply to compensation that satisfies Section 162(m)'s requirements for qualified performance-based compensation.

        InSite's intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to its executive officers. However, InSite reserves the right to design program elements that recognize a full range of performance criteria important to its success, even where the compensation paid under such elements may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of InSite's executive compensation program as part of its primary objective of ensuring that compensation paid to executive officers is reasonable, performance-based and consistent with InSite's goals and those of its stockholders. Moreover, even if InSite intends to grant compensation that qualifies as performance-based compensation for purposes of Section 162(m), it cannot guarantee that such compensation will so qualify or ultimately will be deductible by InSite.

  Compensation Committee Interlocks and Insider Participation

        Mr. Yost, Mr. O'Holla and Mr. Tooman were members of the Compensation Committee throughout the 2014 fiscal year. No member of the Compensation Committee is or at the relevant time was a former or current officer or employee of InSite or had any relationships requiring disclosure by InSite under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of InSite's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director of InSite or member of the Compensation Committee during the fiscal year ended December 31, 2014.

2014 Summary Compensation Table

        The following table presents information regarding compensation of InSite's named executive officers for 2014, 2013 and 2012.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($)(3) (i)	Total ($) (j)
Timothy Ruane	2014	392,100	—	—	148,926	—	—	1,490	542,516
Chief Executive Officer	2013	380,700	—	—	224,523	—	—	1,360	606,582
and Member of the	2012	367,500	—	—	137,420	250,800	—	1,360	757,080
InSite Board of Directors
Louis Drapeau	2014	274,800	—	—	59,970	—	—	3,752	338,522
Vice President, Chief	2013	264,200	—	—	66,450	—	—	3,525	334,175
Financial Officer	2012	255,000	—	—	69,480	72,000	—	3,525	400,005
Lyle M. Bowman, Ph.D.	2014	298,703	—	—	44,978	—	—	3,367	347,048
Vice President,	2013	290,003	—	—	49,838	—	—	3,196	343,037
Development	2012	279,903	—	—	52,110	72,000	—	3,196	407,209
Kamran Hosseini, M.D., Ph.D.	2014	357,725	—	—	64,968	—	—	1,490	424,183
Vice President,	2013	347,325	—	—	71,988	—	—	1,360	420,673
Clinical & Regulatory	2012	335,225	—	—	86,850	91,500	—	1,360	514,935
Affairs and Chief Medical Officer
Surendra Patel	2014	243,445	—	—	37,981	—	—	3,038	284,464
Vice President,	2013	236,345	—	—	38,763	—	—	2,368	277,476
Operations & Quality	2012	228,145	—	—	52,185	60,800	—	2,368	343,498

(1)
In accordance with SEC rules, the amounts reported in column (f) of the table above for 2014 reflect the aggregate grant date fair value of option awards granted during 2014 in accordance with FASB Accounting Standards Codification ("ASC") Topic 718. InSite has not granted any equity-based awards other than stock options to its named executive officers during 2014. For a discussion of the assumptions and methodologies used to value the awards reported in column (f), please see the discussion of option awards contained in Note 12, Stock-Based Compensation, in the InSite Notes to InSite's audited consolidated financial statements included in this proxy statement/prospectus. For information about the option awards granted to the named executive officers for 2014, please see the discussion under "—2014 Grants of Plan-Based Awards."

(2)
The figures to be reported in column (g) for 2014 are intended to reflect the annual performance bonuses that the named executive officers earned for 2014. As described "—Compensation Discussion and Analysis," the named executive officers were eligible for performance bonuses to be paid in 2015 in connection with their contributions to InSite in 2014. The Compensation Committee determined that InSite achieved 70% performance for its 2014 bonus metric based on three corporate goals established for the 2014 Bonus Plan. However, as a result of the Compensation Committee's consideration of InSite's stockholder interests, including its 2014 stock price performance, which declined by about 33.3%, and prudent cash management considerations, it deferred a final decision as to the amount and timing of bonus payments to the named executive officers for 2014. If completion of the Merger occurs, InSite will make payments to its named executive officers under the 2014 Bonus Plan. Payments under the 2014 Bonus Plan to InSite's named executive officers would be $205,853 to Mr. Ruane, $76,944 to Mr. Drapeau, $73,182 to Mr. Bowman, $87,643 to M. Hosseini and $59,644 to Mr. Patel.

(3)
The amounts reported in column (i) for 2014 represent InSite's payments of group term life insurance and long-term disability insurance premiums on behalf of each named executive officer. InSite is not the beneficiary of the life insurance or long-term disability policies, and the premiums InSite's pays is taxable as income to the applicable officer.

2014 Grants of Plan-Based Awards

        The following table presents information regarding the incentive bonus and equity incentive awards granted to InSite's named executive officers for 2014.

								All Other Stock Awards: Number of Shares of Stock or Units (#) (i)			Grant Date Fair Value of Stock and Option Awards ($)(1) (l)
									All Other Option Awards: Number of Securities Underlying Options (#) (j)
		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise or Base Price of Option Awards (S/Sh) (k)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold ($) (f)	Target ($) (g)	Maximum ($) (h)
Timothy Ruane	N/A	—	294,075	—	—	—	—	—	—	—	—
	1/7/2014	—	—	—	—	—	—	—	745,000	0.29	148,926
Louis Drapeau	N/A	—	109,920	—	—	—	—	—	—	—	—
	1/7/2014	—	—	—	—	—	—	—	300,000	0.29	59,970
Lyle M. Bowman, Ph.D.	N/A	—	104,546	—	—	—	—	—	—	—	—
	1/7/2014	—	—	—	—	—	—	—	225,000	0.29	44,978
Kamran Hosseini, M.D., Ph.D.	N/A	—	125,204	—	—	—	—	—	—	—	—
	1/7/2014	—	—	—	—	—	—	—	325,000	0.29	64,968
Surendra Patel	N/A	—	85,206	—	—	—	—	—	—	—	—
	1/7/2014	—	—	—	—	—	—	—	190,000	0.29	37,981

(1)
The amounts reported in column (l) reflect the fair value of these stock option awards on the grant date as determined under FASB ASC Topic 718. For the assumptions and methodologies used to value the awards reported in column (l), please see footnote (1) to the 2014 Summary Compensation Table above.

  Description of Plan-Based Awards

        Each of the options reported in the 2014 Grants of Plan-Based Awards Table was granted under, and is subject to the terms of, the 2007 Plan. The 2007 Plan is administered by the Compensation Committee. The Compensation Committee has the authority to interpret the 2007 Plan's provisions and make all required determinations under it. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the 2007 Plan are generally only transferable to a beneficiary of a named executive officer upon his or her death. However, the Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable securities laws and, with limited exceptions, are not made for value.

        Under the terms of the 2007 Plan, if InSite dissolves or if it completes a merger, a sale of substantially all of its assets or any other transaction that it does not survive (or does not survive as a publicly-traded company), all then-outstanding awards granted under the 2007 Plan (including awards held by the named executive officers) will generally become fully vested and, in the case of options, exercisable, unless the Compensation Committee provides for the substitution, assumption, exchange or other continuation of the outstanding awards by its successor in the applicable transaction. Any options that become vested in connection with such a transaction generally must be exercised prior to the transaction, or they will be canceled in exchange for the right to receive a cash payment in connection with the transaction.

        Each option reported in the table above was granted with a per-share exercise price equal to the fair market value of a share of InSite's common stock on the grant date. For these purposes, and in accordance with InSite's option grant practices, the fair market value is equal to the closing price of a share of its common stock on the applicable grant date. Each of these options is scheduled to vest as to 25% of the shares covered by the option on the first anniversary of the grant date and as to the remaining 75% of the shares in daily installments over the three-year period thereafter.

        Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to the named executive officers in 2014 has a term of ten years. However, vested options may expire earlier in connection with a change in control transaction or a termination of the named executive officer's employment. Subject to any accelerated vesting that may apply in the circumstances, the unvested portion of the option will immediately terminate upon a termination of the named executive officer's employment. The named executive officer will generally have three months to exercise the vested portion of the option following a termination of his or her employment or for a longer period if such termination is in connection with a change in control of InSite. This period is extended to 12 months if the termination was a result of the named executive officer's death or disability. The options granted to named executive officers during 2014 do not include any dividend equivalent rights.

        The terms of the "non-equity incentive plan" awards reflected in the 2014 Grants of Plan-Based Awards Table are described in "—Compensation Discussion and Analysis" above.

Outstanding Equity Awards at 2014 Fiscal Year-End

        The following table presents information regarding the outstanding stock options held by each of the named executive officers as of December 31, 2014, including the vesting dates for the portions of these options that had not vested as of that date. None of the named executive officers held any outstanding stock awards as of that date.

Name (a)	Option Grant Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)		Option Exercise Price ($) (e)	Option Expiration Date (f)
Timothy Ruane	1/7/2014	—	745,000	(1)	0.29	1/7/2024
	1/24/2013	360,094	384,906	(2)	0.32	1/24/2023
	1/2/2013	244,374	—		0.35	1/2/2020
	12/27/2012	1,100,000	—		0.35	12/1/2020
	1/27/2012	292,602	107,398	(3)	0.50	1/27/2022
	12/1/2010	1,500,000	—		0.35	12/1/2020
Louis Drapeau	1/7/2014	—	300,000	(1)	0.29	1/7/2024
	1/24/2013	145,004	154,996	(2)	0.32	1/24/2023
	1/27/2012	146,301	53,699	(3)	0.50	1/27/2022
	1/21/2011	295,688	4,312	(4)	0.36	1/21/2021
	4/1/2010	400,000	—		0.42	4/1/2020
	2/17/2009	400,000	—		0.20	2/17/2019
	10/28/2008	300,000	—		0.36	10/28/2018
	10/15/2007	50,000	—		1.20	10/15/2017

Name (a)	Option Grant Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)		Option Exercise Price ($) (e)	Option Expiration Date (f)
Lyle M. Bowman, Ph.D.	1/7/2014	—	225,000	(1)	0.29	1/7/2024
	1/24/2013	108,753	116,247	(2)	0.32	1/24/2023
	1/27/2012	109,726	40,274	(3)	0.50	1/27/2022
	1/21/2011	197,125	2,875	(4)	0.36	1/21/2021
	4/1/2010	200,000	—		0.42	4/1/2020
	2/17/2009	200,000	—		0.20	2/17/2019
	5/2/2007	80,000	—		1.59	5/2/2017
	2/1/2006	80,000	—		1.50	2/1/2016
	6/1/2005	175,000	—		0.63	6/1/2015
Kamran Hosseini, M.D., Ph.D.	1/7/2014	—	325,000	(1)	0.29	1/7/2024
	1/24/2013	157,088	167,912	(2)	0.32	1/24/2023
	1/27/2012	182,876	67,124	(3)	0.50	1/27/2022
	1/21/2011	246,407	3,593	(4)	0.36	1/21/2021
	4/1/2010	300,000	—		0.42	4/1/2020
	2/17/2009	300,000	—		0.20	2/17/2019
	3/24/2008	40,000	—		0.60	3/24/2018
Surendra Patel	1/7/2014	—	190,000	(1)	0.29	1/7/2024
	1/24/2013	84,585	90,415	(2)	0.32	1/24/2023
	1/27/2012	109,726	40,274	(3)	0.50	1/27/2022
	1/21/2011	197,125	2,875	(4)	0.36	1/21/2021
	4/1/2010	150,000	—		0.42	4/1/2020
	2/17/2009	150,000	—		0.20	2/17/2019
	6/2/2008	40,000	—		0.66	6/2/2018

(1)
Each of these options is scheduled to vest as to 25% of the shares covered by the option on January 7, 2015 and as to the remaining 75% of the shares in daily installments over the three-year period thereafter.

(2)
Each of these options was scheduled to vest as to 25% of the shares covered by the option on January 24, 2014 and as to the remaining 75% of the shares in daily installments over the three-year period thereafter.

(3)
Each of these options was scheduled to vest as to 25% of the shares covered by the option on January 27, 2013 and as to the remaining 75% of the shares in daily installments over the three-year period thereafter.

(4)
Each of these options was scheduled to vest as to 25% of the shares covered by the option on January 21, 2012 and as to the remaining 75% of the shares in daily installments over the three-year period thereafter.

2014 Option Exercises and Stock Vested

        None of InSite's named executive officers exercised any stock options or held any stock awards that vested during 2014.

Potential Payments upon Termination or Change in Control

        As described in "—Compensation Discussion and Analysis" above, the Compensation Committee approved the Severance Plan in April 2009 to provide severance protections for certain of InSite's eligible employees, including each of its named executive officers. If, during the term of the Severance Plan, a participant's employment with InSite is terminated without "cause" (as such term is defined in the Severance Plan, and other than due to the participant's death or disability), the participant will generally be entitled to receive (1) a lump sum severance payment equal to the participant's annual base salary rate multiplied by the participant's "severance multiplier," and (2) payment by InSite of the participant's premiums for continued medical and other welfare benefits pursuant to Section 4980B of the Code and Sections 601 to 608 of the Employee Retirement Income Security Act of 1974, as amended ("COBRA"), for a number of months determined by multiplying the participant's severance multiplier by twelve. The severance multiplier for Mr. Ruane is one and one-half (1.5) and for each of Mr. Drapeau, Dr. Bowman, Dr. Hosseini and Mr. Patel is one (1).

        If, during the term of the Severance Plan, a participant's employment with InSite is terminated without cause (other than due to the participant's death or disability) or by the participant for "good reason" within 90 days before, or within two years after, the occurrence of a "change in control" (or, in the case of the chief financial officer, upon the occurrence of a "change in control"), then, in lieu of the benefits described above, the participant will generally be entitled to receive (1) a lump sum severance payment equal to the sum of (a) the participant's annual base salary rate multiplied by the participant's "change in control severance multiplier" plus (b) the participant's target bonus for the year in which the termination occurs (or, if the participant does not have a target bonus opportunity for such year, the average annual cash bonus paid to the participant for the three preceding fiscal years), (2) payment by InSite of the participant's premiums for continued medical and other welfare benefits pursuant to COBRA for a number of months determined by multiplying the participant's change in control severance multiplier by twelve and (3) full accelerated vesting of the participant's stock options and other equity-based awards, with a six-month extension of the period to exercise such stock options (but not beyond the original term of the option). For these purposes, the term "change in control" is defined in the Severance Plan and the term "good reason" is defined in each participant's Severance Plan participation agreement. The change in control severance multiplier for Mr. Ruane is two (2). The change in control severance multiplier for each of Mr. Drapeau, Dr. Bowman, Dr. Hosseini and Mr. Patel is one and one-half (1.5).

        A participant's right to receive benefits under the Severance Plan is subject to the participant's execution of a release of claims in InSite favor upon the termination of the participant's employment.

Estimated Severance and Change in Control Benefits

        Severance Benefits.    The following chart presents InSite's estimate of the amount of the benefits to which each of the named executive officers would have been entitled under the Severance Plan had his employment terminated under the circumstances described above (other than in connection with a change in control of InSite) on December 31, 2014.

Name and Principal Position	Cash Severance	Continuation of Health Benefits	Total
Timothy Ruane	$588,150	$45,715	$633,865
Chief Executive Officer and Member of the InSite Board of Directors
Louis Drapeau	$274,800	$35,025	$309,825
Vice President, Chief Financial Officer
Lyle M. Bowman, Ph.D.	$298,703	$36,601	$335,304
Vice President, Development
Kamran Hosseini, M.D., Ph.D.	$357,725	$14,824	$372,549
Vice President, Clinical & Regulatory Affairs and Chief Medical Officer
Surendra Patel	$243,445	$15,821	$259,266
Vice President, Operations & Quality

        Change in Control Severance Benefits.    The following chart presents InSite's estimate of the amount of the severance benefits to which each of the named executive officers would have been entitled under the Severance Plan had his employment terminated under the circumstances described above following a change in control of InSite, and assuming for purposes of this disclosure that the termination of employment occurred on December 31, 2014 (or, in Mr. Drapeau's case, upon the occurrence of a change in control, regardless of whether his employment is terminated in connection therewith).

Name and Principal Position	Cash Severance(1)	Continuation of Health Benefits	Equity Acceleration(2)	Total
Timothy Ruane	$784,200	$60,954	$0	$845,154
Chief Executive Officer and Member of the InSite Board of Directors
Louis Drapeau	$412,200	$52,538	$0	$464,738
Vice President, Chief Financial Officer
Lyle M. Bowman, Ph.D.	$448,055	$54,901	$0	$502,955
Vice President, Development
Kamran Hosseini, M.D., Ph.D.	$536,588	$22,236	$0	$558,824
Vice President, Clinical & Regulatory Affairs and Chief Medical Officer
Surendra Patel	$365,168	$23,731	$0	$388,899
Vice President, Operations & Quality

(1)
Does not include amounts payable under the 2014 Bonus Plan. See "The Merger—Interests of Certain Persons in the Merger—Treatment of 2014 Bonus Plan."

(2)
This column reports the intrinsic value of the unvested portions of the named executive officer's options that would accelerate in the circumstances. For options, this value is calculated by multiplying the amount (if any) by which $0.20 (the closing price of InSite's common stock on December 31, 2014) exceeds the exercise price of the option by the number of shares subject to the accelerated portion of the option.

Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers in Connection with the Merger

        In accordance with Item 402(t) of Regulation S-K of the Securities Act, the table below sets forth the estimated amounts of compensation that is based on or otherwise relates to the Merger that may become payable to Messrs. Ruane, Drapeau, Bowman, Hosseini, and Patel, assuming the Merger closed on July 22, 2015 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K under the Securities Act). These compensation payments include amounts the named executive officers would receive under InSite's 2014 Bonus Plan, the Special 2015 Bonus payments, and payments and benefits under the Severance Plan. All amounts in the table below are shown before the deduction of any applicable withholding taxes. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur. As a result, the amount, if any, that a named executive officer actually receives may materially differ from the amounts set forth in the table.

Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers

Name (a)	Cash ($)(1) (b)	Equity ($)(2) (c)	Pension/ NQDC ($) (d)	Perquisites/ Benefits ($)(3) (e)	Tax Reimbursements ($)(4) (f)	Other ($) (g)	Total ($) (h)
Timothy Ruane	1,481,578	—	—	66,954	—	—	$1,548,532
Louis Drapeau	679,644	—	—	52,538	—	—	$732,182
Lyle M. Bowman, Ph.D.	702,433	—	—	54,901	—	—	$757,333
Kamran Hosseini, M.D., Ph.D.	839,230	—	—	22,236	—	—	$861,466
Surendra Patel	573,523	—	—	28,231	—	—	$601,754

(1)
For Messrs. Ruane, Bowman, Hosseini and Patel, the amount set forth in column (b) includes the following payments: (i) "double-trigger" severance payment under the Severance Plan equal to the sum of (x) 2.0 times (for Mr. Ruane) or 1.5 times (for each of Messrs. Bowman, Hosseini and Patel) the named executive officer's annual base salary at the time of termination and (y) the named executive officer's target bonus for the year in which the termination occurs, corresponding to payments of $1,110,725, $569,251, $681,587, and $463,879, respectively; (ii) a "single-trigger" payment under the 2014 Bonus Plan equal to $205,853, $73,182, $87,643, and $59,644, respectively; and (iii) a "single-trigger" Special 2015 Bonus payment equal to $165,000, $60,000, $70,000, and $50,000, respectively. With respect to the "double-trigger" payments to Messrs. Ruane, Bowman, Hosseini and Patel, the executive officer must incur a qualifying termination of employment within two years following the completion of the Merger in order to receive such payments under the Severance Plan.

For Mr. Drapeau, the amount set forth in column (b) includes the following payments: (i) a "single-trigger" payment under the Severance Plan equal to the sum of (x) 1.5 times his annual base salary and (y) his target bonus for the year in which the Merger occurs, corresponding to a payment of $537,700; (ii) a "single-trigger" payment under the 2014 Bonus Plan equal to $76,944; and (iii) a "single-trigger" Special 2015 Bonus payment equal to $65,000.

(2)
Pursuant to the Merger Agreement, each optionee, including each of the named executive officers, will be provided with written notice that, contingent upon the completion of the Merger, each outstanding option held by such optionee will become fully vested and exercisable, each optionee will have a period of at least five days to exercise each outstanding option for the number of InSite shares underlying such option, and, following the expiration of the exercise period, each outstanding option will terminate. For purposes of this proxy statement/prospectus, all outstanding stock options held by the named executive officers have per-share exercise prices that exceed $0.1826, the average closing price of InSite's common stock over the first five business days following the first public announcement of the Merger. Accordingly, the values in column (c) above are $0, based on the assumption that none of the executive officers will exercise their outstanding options. For more detail regarding the treatment of outstanding InSite Options in the Merger, see "The Merger—Treatment of InSite Options" beginning on page 89 of this proxy statement/prospectus.

(3)
The values in column (d) above represent the payment of or reimbursement by InSite of the executive officer's premiums for continued medical and other welfare benefits pursuant to COBRA for a period of 24 months (in Mr. Ruane's case) or 18 months (in the case of Messrs. Drapeau, Bowman, Hosseini and Patel). The amounts are payable on a "double-trigger" basis for each of Messrs. Ruane, Bowman, Hosseini and Patel, and on a "single-trigger" basis for Mr. Drapeau.

(4)
The Severance Plan provides that if any payment or benefit (whether pursuant to the Severance Plan or otherwise) (the "parachute payments") to or for an executive officer is or will be subject to the excise tax imposed under Section 4999 of the Code on "excess parachute payments," then such parachute payments will be reduced so that the maximum amount of the parachute payments payable to an executive officer will be $1.00 less than the amount which would cause the parachute payments to be subject to the excise tax imposed under Section 4999 of the Code, but only if such reduction would put the executive officer in a better after-tax position than if the executive were to receive all parachute payments and pay all taxes thereon, including the excise tax imposed under Section 4999 of the Code. None of the executive officers are entitled to a tax reimbursement or "make-whole" payment in respect of any parachute payments.

        The table above assumes that each of the named executive officers will be paid a lump sum amount in respect of bonuses under the 2014 Bonus Plan and the Special 2015 Bonus payment on July 22, 2015. For more detail regarding these bonus payments, see "The Merger—Interests of Certain Persons in the Merger—Treatment of 2014 Bonus Plan" and "—Special 2015 Bonus" beginning on page 87 of this proxy statement/prospectus.

        In addition, the table above assumes that, with the exception of Mr. Drapeau, each of InSite's named executive officers is terminated without cause or resigns for good reason on July 22, 2015 (or immediately thereafter) under circumstances that entitle such named executive officer to severance payments and benefits under the Severance Plan. In Mr. Drapeau's case, the tabular disclosure set forth below assumes that he is employed on July 22, 2015, and, regardless of whether his employment is terminated on such date, is entitled to payments and benefits under the Severance Plan on July 22, 2015. Payments under the Severance Plan are payable in a lump sum, provided that the named executive officer executes a release of claims. The payment or reimbursement by InSite of the named executive officer's COBRA premiums are made on a monthly basis. For more detail regarding the payments under the Severance Plan, see "The Merger—Interests of Certain Persons in the Merger—Change of Control and Termination Benefits" beginning on page 88 of this proxy statement/prospectus.

Summary of Director Compensation

        Cash and Expenses.    The compensation for non-employee directors for fiscal year 2014 consisted of cash fees and retainers and grants of stock options as follows:

  •
  an annual cash retainer of $45,000 for serving on the InSite Board of Directors;

  •
  an additional annual cash retainer of $10,000 for serving as the Chairman of the InSite Board of Directors (Mr. McInerney);

  •
  an additional annual cash retainer for serving as a Chairman of a committee of the InSite Board of Directors ($7,500 for the Audit Committee (Mr. Tooman), $2,500 for the Compensation Committee (Mr. Yost) and $2,500 for the Nominating and Governance Committee (Mr. McInerney)); and

  •
  an additional annual cash retainer of $5,000 for service as InSite Board of Directors liaison and/or leader of InSite's Scientific Advisory Board (Dr. Levy).

        InSite also reimburses non-employee directors for reasonable expenses for attending any InSite Board of Directors or committee meetings.

        Option Grants.    Under InSite's current director compensation program, each non-employee director is granted, at the time of his or her initial election or appointment to the InSite Board of Directors, an option to purchase a pro rata portion of 150,000 shares of InSite's common stock based on the month in which the non-employee director is initially elected or appointed to the InSite Board of Directors. Thereafter, each non-employee director in office on the date of the first InSite Board of Directors meeting in December of each year is granted on such date an option to purchase 150,000 shares of InSite's common stock. In the event that there is no InSite Board of Directors meeting in December of any year, the annual option grant will be made on December 15 of that year

(or, if December 15 is not a trading day, the next succeeding trading day). In addition, non-employee directors are eligible to receive discretionary award grants at any time under the 2007 Plan.

        Each option granted to a non-employee director has a per-share exercise price equal to the closing price of InSite's common stock on the date of grant and a maximum term of ten years. These options generally vest on the first anniversary of the grant date, subject to the director's continued service as a director, but may vest on an accelerated basis in connection with a change in control. Vested options will generally remain exercisable for three months following the termination of the director's service or six months following a termination due to death or disability. The options do not include any dividend equivalent rights.

        On December 10, 2014, each of InSite's non-employee directors received a grant of an option to purchase 150,000 shares of InSite's common stock. Each of these options has a per-share exercise price of $0.22 (the closing price of InSite's common stock on the grant date) and will generally vest on the first anniversary of the grant date, provided that the director remains in service through such date (except as otherwise provided above). Each of these options was granted under, and is subject to, the terms of the 2007 Plan.

Director Compensation—Fiscal 2014

        The following table presents information regarding the compensation paid for 2014 to non-employee members of the InSite Board of Directors.

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($)(1) (c)	Option Awards ($)(1)(2) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Timothy McInerney	57,500	—	22,725	—	—	—	80,225
Brian Levy, O.D. M. Sc.	50,000	—	22,725	—	—	—	72,725
Robert O'Holla	45,000	—	22,725	—	—	—	67,725
Craig A. Tooman	52,500	—	22,725	—	—	—	75,225
Anthony J. Yost	47,500	—	22,725	—	—	—	70,225

(1)
The amount reported in column (d) of the table above reflects the aggregate grant date fair value of stock option awards granted in 2014 (disregarding any estimate of forfeitures related to service-based vesting conditions) computed in accordance with FASB ASC Topic 718. Each of these options, covering 150,000 shares at an exercise price of $0.22 per share, generally vests on the first anniversary of the grant date, which was December 10, 2014, provided the director continues to serve through such date. InSite has not granted any equity-based awards to non-employee directors during 2014 other than stock options. For a discussion of the assumptions and methodologies used to value the awards reported in column (d), please see the discussion of option awards contained in Note 12, Stock-Based Compensation, in the InSite Notes to InSite's audited consolidated financial statements included in this proxy statement/prospectus.

(2)
The following table presents, as of December 31, 2014, the number of outstanding and unexercised option awards held by each person who served as a non-employee director during fiscal year 2014 (none of the non-employee directors held unvested stock awards as of December 31, 2014):

	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date
Timothy McInerney	12/10/2014	—	150,000	0.22	12/10/2024
	12/11/2013	150,000	—	0.23	12/11/2023
	12/12/2012	150,000	—	0.32	12/12/2022
	12/14/2011	150,000	—	0.44	12/14/2021
	12/20/2010	150,000	—	0.33	12/20/2020
	12/16/2009	150,000	—	0.38	12/16/2019
	9/23/2008	30,000	—	0.52	9/23/2018
Brian Levy, O.D. M. Sc.	12/10/2014	—	150,000	0.22	12/10/2024
	12/11/2013	150,000	—	0.23	12/11/2023
	12/12/2012	150,000	—	0.32	12/12/2022
	12/14/2011	150,000	—	0.44	12/14/2021
	9/16/2011	56,250	—	0.56	9/16/2021
Robert O'Holla	12/10/2014	—	150,000	0.22	12/10/2024
	12/11/2013	150,000	—	0.23	12/11/2023
	12/12/2012	150,000	—	0.32	12/12/2022
	12/14/2011	150,000	—	0.44	12/14/2021
	12/20/2010	150,000	—	0.33	12/20/2020
	12/16/2009	150,000	—	0.38	12/16/2019
	9/23/2008	30,000	—	0.52	9/23/2018
Craig A. Tooman	12/10/2014	—	150,000	0.22	12/10/2024
	12/11/2013	150,000	—	0.23	12/11/2023
	12/12/2012	150,000	—	0.32	12/12/2022
	12/14/2011	150,000	—	0.44	12/14/2021
	9/16/2011	43,750	—	0.56	9/16/2021
Anthony J. Yost	12/10/2014	—	150,000	0.22	12/10/2024
	12/11/2013	150,000	—	0.23	12/11/2023
	12/12/2012	150,000	—	0.32	12/12/2022
	12/14/2011	150,000	—	0.44	12/14/2021
	12/20/2010	150,000	—	0.33	12/20/2020
	12/16/2009	150,000	—	0.38	12/16/2019
	9/23/2008	30,000	—	0.52	9/23/2018

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF INSITE

        The Audit Committee is responsible for the review and approval of "related-party transactions" between InSite and related parties. Under SEC rules, a related party is a director, executive officer, nominee for director, or 5% stockholder of a company since the beginning of the last fiscal year and their immediate family members.

        The following is a summary of material provisions of various transactions InSite has entered into with its executive officers, directors, 5% or greater stockholders and any of their immediate family members or entities affiliated with them since January 1, 2014. InSite believes the terms and conditions set forth in such agreements are reasonable and customary for transactions of this type.

2014 Securities Purchase Agreement

        Timothy McInerney, the Chairman of the InSite Board of Directors, was a purchaser in the offering of the InSite Notes and InSite Warrants and is a principal of Riverbank Capital Securities, Inc., the placement agent under the Securities Purchase Agreement entered into in connection with the offering. Mr. McInerney committed to purchase up to $1 million in aggregate principal amount of InSite Notes under the Purchase Agreement. As of June 30, 2015, Mr. McInerney had purchased $1,000,000 in aggregate principal amount of the InSite Notes and had been issued warrants to purchase 287,357 shares of InSite's common stock at an exercise price of $0.33 per share, 362,319 shares of InSite's common stock at an exercise price of $0.26 per share, and 444,445 shares of InSite's common stock at an exercise price of $0.18 per share. The placement agent received a cash commission equal to 6% of the gross proceeds from the sale of the InSite Notes and issuance of the InSite Warrants. As of June 30, 2015, InSite had paid $467,700 in commissions to the placement agent pursuant to its engagement letter with the placement agent.

        Mr. McInerney's participation as a purchaser under the Securities Purchase Agreement was on the same terms as the other purchasers that are unaffiliated with InSite. Mr. McInerney resigned from the Audit Committee of the InSite Board of Directors effective as of October 9, 2014, but remains the Chairman of the InSite Board of Directors.

Amendment, Waiver and Consent—12% Senior Secured Notes

        In connection with the execution of the Merger Agreement, Mr. McInerney entered into the Amendment, Waiver and Consent pursuant to which he agreed, among other things, to waive his rights to a mandatory redemption of the InSite Notes he holds in connection with the consummation of the Merger. Pursuant to the terms of the Amendment, Waiver and Consent, the maturity date of the InSite Notes that Mr. McInerney holds will be the earlier to occur of (a) six months following the closing of the Merger and (b) 12 months after the date on which the Merger Agreement is terminated. The Amendment, Waiver and Consent also provides that the interest payable on the InSite Notes will continue to be 12% per annum, except if there is an "Event of Acceleration" (as defined in the InSite Notes), the interest rate will increase to 20% per annum from the date of such event.

        The Amendment, Waiver and Consent also provides InSite with the right to redeem, at its option and upon prior notice, the InSite Notes held by Mr. McInerney in whole or in part at the redemption price equal to 100% of the principal amount of such InSite Notes plus accrued but unpaid interest thereon.

Indemnification Agreements

        InSite's certificate of incorporation provides for indemnification of directors and officers of InSite to the fullest extent permitted by the DGCL. Each of the current directors and executive officers of InSite has entered into separate indemnification agreements with InSite. In addition, the InSite certificate of incorporation limits the liability of directors to InSite or its stockholders to the fullest extent permitted by Delaware Law.

 INSITE SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information known to InSite regarding beneficial ownership of its common stock, as of June 30, 2015 unless otherwise noted by (i) each person who is known by InSite to beneficially own more than five percent of its common stock, (ii) InSite's Chief Executive Officer and each of its other named executive officers, (iii) each director, and (iv) all current executive officers and directors as a group. Unless otherwise indicated, the principal address of each of the stockholders below is: c/o InSite Vision Incorporated, 965 Atlantic Avenue, Alameda, California 94501. Except as otherwise indicated, InSite believes that each of the beneficial owners of the common stock listed below has sole voting and investment power with respect to such shares, subject to community property laws, where applicable.

        The percentage of beneficial ownership is calculated based on the 131,951,033 shares of common stock that were outstanding on June 30, 2015. This percentage also includes common stock of which such individual or entity had the right to acquire beneficial ownership of as of June 30, 2015 or within 60 days thereafter, including, but not limited to, upon the exercise of options and warrants; however, such common stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity.

Name of Beneficial Owner	Number of Shares	Percent of Class
Broadfin Capital, LLC 237 Park Avenue, Suite 900 New York, New York 10017 Broadfin Healthcare Master Fund, Ltd. 20 Genesis Close Ansbacher House, 2nd Floor P.O. Box 1344 Grand Cayman KY1-1108 Cayman Islands Kevin Kotler c/o Broadfin Capital, LLC 237 Park Avenue, Suite 900 New York, New York 10017	17,071,866(1)	12.57%
Coliseum Capital Management, LLC. Coliseum Capital, LLC Coliseum Capital Partners, L.P. Adam Gray Christopher Shackelton Metro Center 1 Station Place, 7th Floor South Stamford, CT 06902	12,889,895(2)	9.62%
Eli Jacobson 125 Broad Street, 32nd Floor New York, NY 10004	11,050,676(3)	8.37%
Nicky V LLC Nicole Berg P.O. Box 464 Syosset, New York 11791	10,206,391(4)	7.59%

Name of Beneficial Owner	Number of Shares	Percent of Class
Ayer Capital Management, LP ACM Capital Partners, LLC Jay Venkatesan 230 California, Suite 600 San Francisco, CA 94111	8,584,357(5)	6.41%
Timothy Ruane	4,271,507(6)	3.14%
Louis Drapeau	2,286,832(7)	1.71%
Lyle M. Bowman, Ph.D.	1,209,631(8)	*
Kamran Hosseini, M.D., Ph.D.	1,465,473(9)	1.10%
Surendra Patel	895,510(10)	*
Timothy McInerney	2,541,573(11)	1.90%
Brian Levy, O.D. M.Sc.	506,250(12)	*
Robert O'Holla	780,000(13)	*
Craig A. Tooman	493,750(14)	*
Anthony Yost	780,000(13)	*
All current executive officers and directors as a group (10 persons)	15,230,526(15)	10.43%

*
Less than one percent of the issued and outstanding common stock.

(1)
Information is based on the Schedule 13G/A filed with the SEC on February 14, 2013 by Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd., and Kevin Kotler. Amount is comprised of 13,171,866 shares over which Broadfin Capital, LLC, Broadfin Healthcare Master Fund, Ltd., and Kevin Kotler have shared voting and dispositive power. Amount also includes warrants to purchase 3,900,000 shares issued to Broadfin Healthcare Master Fund, Ltd.

(2)
Information is based on the Schedule 13G/A filed with the SEC on February 17, 2015 by Coliseum Capital Management, LLC, Coliseum Capital, LLC, Coliseum Capital Partners, L.P., Blackwell Partners, LLC, Adam Gray and Christopher Shackelton. Amount is comprised of 10,889,895 shares over which Coliseum Capital Management, LLC and Messrs. Gray and Shackleton have shared voting and dispositive power, 6,545,911 shares over which Coliseum Capital, LLC has shared voting and dispositive power and 6,545,911 shares over which Coliseum Capital Partners, L.P. has shared voting and dispositive power. Amount also includes warrants to purchase 2,000,000 shares issued to Coliseum Capital Management, LLC.

(3)
Information is based on the Schedule 13G/A filed with the SEC on February 17, 2015 by Eli Jacobson. Amount is comprised of 11,050,676 shares over which Eli Jacobson has sole voting and dispositive power.

(4)
Information is based on the InSite's records and the Voting Agreement, dated as of June 8, 2015, by and between Nicky V LLC and QLT entered into in connection with the Agreement and Plan of Merger, dated as of June 8, 2015, by and among InSite, QLT and Merger Sub. The Voting Agreement provides, among other things, that Nicky V LLC will vote its shares of the InSite's common stock in accordance with the recommendation of the InSite Board of Directors. Amount is comprised of 7,744,621 shares of common stock. Amount also includes warrants to purchase 2,461,770 shares of common stock issued to Nicky V LLC. Nicole Berg holds final voting or investment power over these shares.

(5)
Information is based on the Schedule 13G/A filed with the SEC on February 15, 2013 by Ayer Capital Management, LP, ACM Capital Partners, LLC and Jay Venkatesan. Amount is comprised of 6,584,357 shares over which Ayer Capital Management, LP, ACM Capital Partners, LLC and Jay Venkatesan have shared voting and dispositive power. Amount also includes warrants to purchase 1,803,488, 51,930 and 144,582 shares issued to Ayer Capital Partners Master Fund, LP, Ayer Capital Partners Kestrel Fund, LP, and Epworth-Ayer Capital, respectively.

(6)
Includes 80,000 shares issuable upon the exercise of warrants and 3,991,507 issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(7)
Includes 80,000 shares issuable upon the exercise of warrants and 1,946,832 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(8)
Includes 1,320 shares issuable upon the exercise of warrants and 1,132,623 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(9)
Includes 1,458,120 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(10)
Includes 6,666 shares issuable upon the exercise of warrants and 865,856 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(11)
Includes 1,160,787 shares issuable upon the exercise of warrants and 780,000 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(12)
Includes 506,250 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(13)
Includes 780,000 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(14)
Includes 493,750 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

(15)
Includes 1,328,773 shares issuable upon the exercise of warrants and 12,734,938 shares issuable upon the exercise of stock options as of June 30, 2015 or within 60 days thereafter.

 APPRAISAL RIGHTS

General

        This section summarizes certain material provisions of Delaware law pertaining to appraisal rights. The following discussion, however, is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex B. All references in Section 262 of the DGCL to "stockholder" are to the record holder of the shares of InSite common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation as to whether or not you should exercise your right to seek appraisal under Section 262 of the DGCL.

        If you hold one or more shares of InSite common stock, you are entitled to appraisal rights under Delaware law and have the right to demand appraisal of your shares in connection with the Merger, have your shares appraised by the Delaware Court of Chancery and receive the "fair value" of such shares (as determined by the Delaware Court of Chancery, exclusive of any element of value arising from the accomplishment or expectation of the Merger) as of the completion of the Merger in place of the Merger Consideration, if you strictly comply with the procedures specified in Section 262 of the DGCL. Any such InSite stockholder awarded "fair value" for the holder's shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the Merger Consideration. It is possible that any such "fair value" as determined by the Delaware Court of Chancery may be more or less than, or the same as, that which InSite stockholders will receive pursuant to the Merger.

        Under Section 262 of the DGCL, given that InSite stockholders are being asked to approve the Merger Proposal, InSite, not less than 20 days prior to the special meeting, must notify each stockholder who was an InSite stockholder on the record date for notice of such meeting and who is entitled to exercise appraisal rights, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of applicable statutory provisions is attached to this proxy statement/prospectus as Annex B.

        A HOLDER OF INSITE COMMON STOCK WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO SHOULD REVIEW THE FOLLOWING DISCUSSIONS AND ANNEX B CAREFULLY. FAILURE TO COMPLY PRECISELY WITH THE PROCEDURES OF SECTION 262 OF THE DGCL IN A TIMELY AND PROPER MANNER WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS. BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL, IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL AND FINANCIAL ADVISORS IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. AN INSITE STOCKHOLDER WHO LOSES HIS, HER OR ITS APPRAISAL RIGHTS WILL BE ENTITLED TO RECEIVE THE PER SHARE MERGER CONSIDERATION.

How to Exercise and Perfect your Appraisal Rights

        If you are an InSite stockholder and wish to exercise the right to seek an appraisal of your shares of InSite common stock, you must comply with ALL of the following:

  •
  you must not vote in favor of the Merger Proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of the Merger Proposal, if you vote by proxy and wish to exercise your appraisal rights you must vote against the Merger Proposal or abstain from voting your shares;

  •
  you must deliver to InSite a written demand for appraisal before the vote on the Merger Proposal at the special meeting, and such demand must reasonably inform InSite of your identity and your intention to demand appraisal of your shares of InSite common stock. The written demand for appraisal must be in addition to and separate from any proxy or vote;

  •
  you must continuously hold your shares of InSite common stock from the date of making the demand through the Effective Time. You will lose your appraisal rights if you transfer the shares before the Effective Time; and

  •
  you or the surviving company must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the shares of InSite common stock within 120 days after the Effective Time. The surviving company is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of InSite stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of InSite common stock within the time prescribed in Section 262 of the DGCL.

Who May Exercise Appraisal Rights

        Only a holder of record of shares of InSite common stock issued and outstanding immediately prior to the Effective Time may assert appraisal rights for the shares of InSite stock registered in that holder's name. A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder's name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform InSite of the identity of the stockholder and that the stockholder intends to demand appraisal of his, her or its InSite common stock. Beneficial owners who do not also hold their shares of InSite common stock of record may not directly make appraisal demands to InSite. The beneficial owner must, in such cases, have the holder of record, such as a bank, broker or other nominee, submit the required demand in respect of those shares of common stock of record. A holder of record, such as a bank, broker or other nominee, who holds shares of InSite common stock as a nominee or intermediary for others, may exercise his, her or its right of appraisal with respect to the shares of InSite common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of InSite common stock as to which appraisal is sought. Where no number of shares of InSite common stock is expressly mentioned, the demand will be presumed to cover all shares of InSite common stock held in the name of the holder of record.

        IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A NOMINEE OR INTERMEDIARY, YOU MUST ACT PROMPTLY TO CAUSE THE HOLDER OF RECORD TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKERAGE WHO IN TURN HOLDS THE SHARES THROUGH A CENTRAL SECURITIES DEPOSITORY NOMINEE, SUCH AS THE DEPOSITORY TRUST COMPANY, A DEMAND FOR APPRAISAL OF SUCH SHARES MUST BE MADE BY OR ON BEHALF OF THE DEPOSITORY NOMINEE AND MUST IDENTIFY THE DEPOSITORY NOMINEE AS THE HOLDER OF RECORD.

        If you own shares of InSite common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the holder or holders of record and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the holder or holders of record. If you hold shares of InSite common stock through a nominee or intermediary who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

        If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand to:

InSite Vision Incorporated
965 Atlantic Avenue
Alameda, California 94501
Telephone number: (510) 865-8800

 MANAGEMENT OF AND OTHER INFORMATION REGARDING QLT

Overview

        Upon completion of the Merger, QLT will continue to be a corporation existing under the Business Corporations Act (British Columbia) and the former InSite stockholders will become shareholders of QLT. The business and operations of InSite and QLT will be consolidated and the principal executive office of the combined company will be located at QLT's current head office being Suite 250, 887 Great Northern Way, Vancouver, B.C., Canada.

Organization Chart

        The following is an organizational chart depicting the expected organizational structure immediately following completion of the Merger. This chart excludes certain immaterial and non-operating companies.

Description of Share Capital

        The authorized share structure of QLT will remain unchanged as a result of the completion of the Merger, other than for the issuance of QLT common shares necessary to complete the Merger and the issuance of such other QLT common shares as contemplated by the Merger Agreement. For a description of the authorized share structure of QLT and the rights attached to the QLT common shares, see "Comparison of Rights of QLT Shareholders and InSite Stockholders."

Post-Arrangement Shareholdings and Principal Shareholders

        Pursuant to the Merger, each share of InSite common stock issued and outstanding immediately prior to the Effective Time (except shares owned by InSite or shares owned by InSite stockholders who have properly made and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL) will be cancelled and will be automatically converted into the right to receive 0.048 of a validly issued, fully paid and non-assessable common share of QLT. Immediately following completion of the Merger, the former stockholders of InSite are expected to own approximately 11.5% of the outstanding QLT common shares and the pre-merger shareholders of QLT are expected to own approximately 88.5%% of the outstanding common shares of QLT.

        To the knowledge of the directors and executive officers of QLT, following completion of the Merger, the only persons or companies that will beneficially own, control or direct, directly or indirectly, 10% or more of QLT's common shares are, NB Public Equity K/S, NB Public Equity Komplementar ApS, Cora Madsen and Florian Schönharting, which, as evidenced from a Schedule 13D/A filed by NB Public Equity K/S with the SEC on July 15, 2014, will collectively beneficially own 6,447,626 QLT common shares, representing approximately 12.2% of the issued and outstanding QLT common shares immediately following the Merger.

Directors, Executive Officers and Corporate Governance of QLT

Directors of QLT

        Following the consummation of the Merger, the QLT Board of Directors is expected to be comprised of (i) the members of the QLT Board of Directors as of the date hereof or, if QLT's annual general and special meeting is held on or prior to the consummation of the Merger, those individuals elected as directors by the shareholders of QLT at that annual general and special meeting, and (ii) Timothy McInerney, who is a member of the InSite Board of Directors as of the date hereof. It also is expected that the individual to be appointed as the Chief Executive Officer of QLT will also be elected as a director of QLT at the time of such appointment.

Executive Officers of QLT

        The QLT Board of Directors is currently considering the leadership needs of the combined company and evaluating the qualities and experience needed in the combined company's future Chief Executive Officer and other executive officers.

Corporate Governance Principles and Policies of QLT

        QLT currently anticipates that following the completion of the Merger, the corporate governance policies and practices of QLT as of the date hereof will continue and will apply to the combined company, except as required by applicable law.

        For information on the directors, executive officers and corporate governance principles and policies of QLT, please see QLT's Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended by the Form 10-K/A filed on April 30, 2015) as filed with the SEC and SEDAR, which are incorporated by reference into this proxy statement/prospectus.

 COMPARISON OF RIGHTS OF QLT SHAREHOLDERS
AND INSITE STOCKHOLDERS

        QLT is incorporated under the laws of British Columbia and, accordingly, the rights of QLT shareholders are currently governed by the Business Corporations Act (British Columbia) (the "BCA") and the QLT articles of incorporation (referred to herein as QLT's "articles"). InSite is incorporated under the laws of the State of Delaware and, accordingly, the rights of InSite stockholders are currently governed by the DGCL, the InSite restated certificate of incorporation, as amended (referred to herein as InSite's "certificate of incorporation"), and the InSite restated bylaws (referred to herein as InSite's "bylaws"). Upon completion of the Merger, the rights of the former InSite stockholders and the QLT shareholders will be governed by the BCA and by QLT's articles.

        The table below summarizes material differences between the rights of QLT shareholders and those of InSite stockholders pursuant to the BCA, the DGCL and their respective constitutive documents as they are currently in effect. While InSite and QLT believe that the summary table includes the material differences between the rights of their respective shareholders/stockholders prior to the Merger, this summary does not include a complete description of all the differences between the rights of QLT's shareholders and those of InSite's stockholders, nor does it include a complete description of the specific rights of the respective shareholders/stockholders discussed. The inclusion of differences in the rights of these shareholders/stockholders in the table is not intended to indicate that all of such differences should necessarily be considered material by you or that other differences that you may consider equally important do not exist. This summary does not reflect any of the rules of NASDAQ or the TSX that may apply to InSite or QLT in connection with the Merger or otherwise.

        Each of QLT and InSite urge you to carefully read this entire proxy statement/prospectus, the relevant provisions of the BCA and the DGCL, and the other documents to which QLT and InSite refer in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholder of QLT and being stockholder of InSite. QLT's articles, as currently in effect, are attached as Exhibit 3.1 to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. InSite has filed with the SEC its certificate of incorporation and bylaws referenced in this summary and will send copies of these documents to you, free of charge, upon your request. See the section entitled "Where You Can Find More Information" beginning on page 247 of this proxy statement/prospectus.

	InSite	QLT
Outstanding Capital Stock	InSite has outstanding only one class of common shares. Holders of InSite common stock are entitled to all of the respective rights and obligations provided to common stockholders under Delaware law and InSite's certificate of incorporation and bylaws.	QLT has outstanding only one class of common shares. Holders of QLT common shares are entitled to all of the respective rights and obligations provided to shareholders under the BCA and QLT's articles.
	As of July 22, 2015, there were (i) 131,951,033 shares of InSite common stock outstanding and (ii) no shares of preferred stock outstanding.	As of July 22, 2015, there were (i) 52,829,398 QLT common shares outstanding and (ii) no first preference shares outstanding.

	InSite	QLT
Authorized Capital Stock	InSite is authorized to issue 355,000,000 shares of capital stock divided into two classes consisting of:

(1) 350,000,000 shares of common stock, $0.01 par value per share; and

	(2) 5,000,000 shares of preferred stock, $0.01 par value per share.	The authorized share structure of QLT consists of (i) 500,000,000 common shares, without par value, and (ii) 5,000,000 first preference shares, without par value.
Designations of Preferred Stock
InSite's certificate of incorporation provides that the InSite Board of Directors is authorized to determine the voting powers (full or limited) and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof.
Under QLT's articles, the Board of Directors may create one or more series of the first preference shares and may attach special rights and restrictions to such series. In addition, one or more classes or series of shares may be created by an ordinary resolution of the QLT shareholders. Special rights or restrictions may be attached to a series or class of shares by special resolution.
Voting Rights	Holders of shares of InSite common stock are entitled to one vote per share on all matters to be voted on by stockholders.
QLT's articles provide that every shareholder entitled to vote on a matter has one vote per share entitled to vote on that matter. Under the BCA, subsidiaries of QLT that hold shares of QLT are not entitled to vote.
Dividend Rights
Under the DGCL and InSite's certificate of incorporation, subject to any preferential rights of preferred stock, InSite may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which declared and for the preceding fiscal year. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Under the BCA, dividends may be declared at the discretion of the QLT Board of Directors. QLT may pay dividends unless there are reasonable grounds for believing that (a) QLT is insolvent, or (b) the payment of the dividend would render QLT insolvent.

QLT's articles provide that, subject to the prior rights of the holders of the first preference shares (and any other shares ranking senior to the common shares with respect to priority in the payment of dividends), the holders of common shares shall be entitled to receive any dividends declared by the QLT Board of Directors and QLT shall pay dividends thereon, as and when declared by the QLT Board of Directors.
Size of the Board of Directors	InSite's bylaws state that the members of the InSite Board of Directors shall be fixed from time to time by resolution of the InSite Board of Directors.	The BCA provides that a board of directors of a BCA corporation which is a public company, must have no fewer than three directors.
	The InSite Board of Directors currently has six members.	QLT's articles provide that if QLT is a public company, the number of directors may be, in addition to the required minimum, set by the QLT Board of Directors from time to time.
The QLT Board of Directors currently has six members.

	InSite	QLT
Following the consummation of the Merger, the QLT Board of Directors is expected to be comprised of (i) the members of the QLT Board of Directors as of the date hereof or, if QLT's annual general and special meeting is held on or prior to the consummation of the Merger, those individuals elected as directors by the shareholders of QLT at that annual general and special meeting, and (ii) Timothy McInerney, who is a member of the InSite Board of Directors as of the date hereof. It also is expected that the individual to be appointed as the Chief Executive Officer of QLT will also be elected as a director of QLT at the time of such appointment.
Classification of the Board of Directors	The InSite Board of Directors is not divided into classes.	The QLT Board of Directors is not divided into classes.
Election of Directors	A plurality of the votes of the shares present in person or represented by proxy and entitled to vote is sufficient for the election of directors.	The BCA and QLT's articles provide that directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote.
	There is no cumulative voting with respect to the election of directors.	There is no cumulative voting with respect to the election of directors.
Removal of Directors
InSite's bylaws provide that the entire InSite Board of Directors, or any member or members of the InSite Board of Directors, may be removed by the holders of a majority of the shares then entitled to vote at an election of directors.
Under the BCA and QLT's articles, shareholders of QLT may remove any director before the expiration of his or her term of office by an ordinary resolution of shareholders. Any director may also be removed from office before the expiration of his or her term of office by the directors if the director ceases to be qualified as a director and does not promptly resign.
Filling of Vacancies on the Board of Directors
InSite's bylaws provide that a vacancy or a newly created directorship may only be filled by a majority of the directors in office, although less than a quorum, or by a sole remaining director and each director so chosen shall hold office until the expiration of the term of office of the director whom he or she has replaced or until such director's successor is duly elected and qualified.
In certain circumstances, QLT's articles allow for a vacancy on the QLT Board of Directors to be filled by directors and shareholders. Directors may appoint a qualified person to fill any vacancy occurring in the QLT Board of Directors (1) not resulting from an increase in the number of the minimum or maximum number of directors; and (2) not resulting from a failure by the shareholders to elect the numbers or minimum number of directors set or otherwise required under QLT's articles. Shareholders may elect or appoint directors to fill any vacancies on the QLT Board of Directors at the meeting at which the vacancy was created. If the vacancy is not filled in this manner, the vacancy may be still be filled by the shareholders or the remaining directors.

	InSite	QLT

In addition to the QLT Board of Directors' ability to fill a vacancy among directors, the BCA and QLT's articles authorize the QLT Board of Directors to appoint one or more additional directors, who shall hold office for a term expiring not later than immediately before the next election or appointment of directors at the next annual general meeting of shareholders. The total number of directors so appointed may not exceed one-third of the number of current directors elected at the previous annual meeting of shareholders.

Ability to Call Special Meetings of Stockholders/Shareholders
InSite's bylaws provide that special meetings of stockholders may be called at any time only by the chairman of the InSite Board of Directors or the chief executive officer or by a resolution adopted by the affirmative vote of a majority of the InSite Board of Directors. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.
The QLT Board of Directors may call a special meeting of shareholders at any time. Under the BCA, the holders of not less than 1/20 of the shares that carry a right to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting. If the directors do not call the meeting within 21 days after receiving a request in compliance with this provision, the requisitioning shareholders, any one or more of them holding, in the aggregate, more than 1/40 of the issued shares of the company that carry the right to vote at general meetings, may send notice of a general meeting to be held to transact the business stated in the requisition.
Notice of Annual and Special Meetings of Stockholders/Shareholders
InSite's bylaws require notice of any meeting of stockholders to be given not less than ten nor more than 60 days before the date of the meeting.

Meetings of stockholders may be held within or without the State of Delaware.

The InSite Board of Directors may fix a record date for any meeting of stockholders, which record date must not precede the date upon which the resolution fixing the record date is adopted by the InSite Board of Directors, and which record date must, unless otherwise required by law, not be more than 60 nor less than ten days before the date of the meeting.
Under the BCA, the QLT Board of Directors must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. QLT may apply to the Corporate Registrar for an order extending the time for calling an annual meeting.

Pursuant to the BCA, meetings of shareholders shall be held at such place within British Columbia as determined by the directors or at a place outside British Columbia if the location is approved by directors by way of a directors' resolution.

Under the BCA, notice of the date, time and place of a meeting of QLT shareholders must be given not less than 21 days nor more than two months prior to the meeting to each director and to each shareholder entitled to vote at the meeting.

	InSite	QLT

Under the BCA and QLT's articles, the directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or (by less than 21 days (less than 30 days under Canadian securities regulations)). If no record date is fixed, the record date will be at 5:00 p.m. on the day immediately preceding the day on which the notice is sent or, if no notice is sent, the beginning of the meeting.

Stockholder/Shareholder Action by Written Consent
No action required or permitted to be taken at any annual or special meeting of the stockholders of InSite may be taken without a meeting and the power of the stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied.
Under the BCA, generally, shareholder action without a meeting may only be taken by consent resolution of shareholders wherein a written resolution is consented to by all shareholders in writing who would be entitled to vote on the resolution.

For a public company such as QLT, this effectively means that all actions requiring shareholder approval must be taken at a duly convened shareholders' meeting.
Advance Notice Requirements for Director Nominations and Other Proposals by Stockholders/Shareholders

InSite's bylaws provide that nominations of persons for election to the InSite Board of Directors may be made at an annual meeting of stockholders, or at any special meeting of stockholders called for that purpose (1) by or at the direction of the InSite Board of Directors or any committee thereof or (2) provided that the InSite Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of InSite who is a stockholder of record on the date of the giving of the notice and on the record date for the determination of stockholders entitled to vote at such meeting and who provides timely notice.

To be timely, a stockholder's notice to the Secretary of InSite must be delivered to the principal executive offices of InSite (1) in the case of annual meeting not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the anniversary date of the prior year's annual stockholder meeting, and (2) in the case of a special meeting, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the InSite Board of Directors to be elected at such meeting.

Under the BCA, shareholder proposals may be made by eligible registered or beneficial holders of shares entitled to vote at an annual meeting of shareholders so long as the shareholder has held such shares uninterrupted for a period of at least two years before the date of signing of the proposal, and who together in the aggregate constitute at least 1/100 of the issued shares of the company or have at least a fair market value of shares to be used in the proposal of CAD$2,000. Those registered or beneficial holders must alongside the proposal submit and sign a declaration providing the requisite information under the BCA. To be a valid proposal, the proposal must be submitted at least three months before the anniversary of the previous year's annual reference date.

	InSite	QLT

In addition, the QLT Board of Directors has adopted the Advance Notice Policy fixing a deadline prior to any shareholders' meeting calling for the election of directors by which director nominations must be submitted, and sets forth the information that the nominating shareholder must include in the notice to QLT for a nominee to be eligible for election. The Advance Notice Policy has been approved by the QLT shareholders.

Amendments to the Certificate of Incorporation
The DGCL generally provides that amendments to the certificate of incorporation must be approved by the InSite Board of Directors and then adopted by the vote of a majority of the outstanding voting power entitled to vote thereon, unless the certificate of incorporation requires a greater vote. Under InSite's certificate of incorporation, amendments to InSite's certificate of incorporation generally may be made in accordance with these default positions of Delaware law. However, the InSite certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the stock of InSite entitled to vote in the election of directors in order to amend or repeal certain designated provisions (including provisions relating to indemnification of InSite's directors and officers and the ability of stockholders to call a special meeting or act by written consent). The 66 2/3% stockholder vote would be in addition to any separate class vote that may be required pursuant to the terms of any preferred stock then outstanding.
Pursuant to the BCA, alteration of a notice of articles generally requires authorization by either court order, by special resolution of shareholders or by the methods specified in a company's articles. Certain alterations to matters such as changes to company name or a change in directors will not require authorization by the above mentioned methods. It should be noted that specific alterations such as those of a nature affecting a particular class or series in a manner that would prejudice or interfere with the rights of those in question, will entitle the affected class or series to vote on the alteration, whether or not it otherwise carries the right to vote.

Depending on the alteration sought, QLT may resolve to alter its articles, by the type of resolution specified in the BCA, if not specified in the BCA, by the type of resolution specified in the company's articles or if neither the BCA or the company's articles specify the type of resolution, by a special resolution of shareholders. An alteration to articles that does not affect the accuracy of the notice of articles takes effect on the date and time the resolution authorizing the alteration is received for deposit at the company's record office or on any later date and time specified in the resolution.

If upon becoming effective an alteration to QLT's articles would render any information in the notice of articles incorrect or incomplete or would alter special rights or restrictions attached to shares, QLT must note on the resolution authorizing the alteration that the alteration does not take effect until the notice of articles is altered to reflect the alteration to the articles, the resolution is deposited at the company's records office and then alters its notice of articles. Following this, the alteration to the articles takes effect when the alteration to the notice of articles takes effect.

	InSite	QLT
Amendments to Bylaws
InSite's certificate of incorporation and InSite's bylaws provide that the InSite Board of Directors is expressly authorized to adopt, amend or repeal the bylaws of InSite with the 66 2/3% approval of the total number of authorized directors.

	InSite's certificate of incorporation and bylaws also provide that InSite's bylaws may be altered, amended, or appealed by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of the stock of InSite entitled to vote generally in the election of directors, voting together as a single class.	British Columbia companies do not have bylaws. The equivalent document and concepts are addressed in QLT's articles.
State Anti-Takeover Statutes
InSite is governed by Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. For purposes of Section 203, a "business combination" is defined broadly to include a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder and, subject to certain exceptions, an "interested stockholder" is a person who, together with his, her or its affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.
The BCA does not contain a comparable provision with respect to business combinations. Under the BCA, if within four months after an acquisition offer is submitted, the holders of not less than 9/10 of the shares of any class (other than the shares already held by the acquirer) to which the acquisition offer relates, accept the acquisition offer, the offeror is entitled to acquire the shares held by shareholders who did not accept the acquisition offer. Under the BCA, an acquisition offer for more than one class of shares is deemed to be a separate offer for shares of each class of shares.

	InSite	QLT
Mergers, Consolidations and Other Transactions
Unless the certificate of incorporation of the surviving corporation provides otherwise, Delaware law does not require a stockholder vote of the surviving corporation in a merger if: (1) the share exchange agreement does not amend the existing certificate of incorporation, (2) each share of stock of the surviving corporation outstanding immediately before the transaction is an identical outstanding share after the merger, and (3) either (a) no shares of common stock of the surviving corporation (and no shares, securities, or obligations convertible into such stock) are to be issued in the merger, or (b) the shares of common stock of the surviving corporation to be issued or delivered in the merger (upon conversion of any other shares, securities, or obligations to be issued or delivered in the merger) do not exceed 20% of the shares of common stock of the surviving corporation outstanding immediately prior to the transaction.

Neither InSite's certificate of incorporation nor InSite's bylaws provide for different voting procedures for business combinations.
Under the BCA, certain corporate actions, such as:

• amalgamations (other than with certain affiliated corporations);

• continuances;

• sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business;

• reductions of paid-up capital for any purpose, e.g. in connection with the payment of special distributions (subject, in certain cases, to the satisfaction of solvency tests) that does not render the articles or notice of articles incorrect; and

• other actions such as liquidations, or arrangements, are required to be approved by "special resolution."

A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution.

In certain specified cases where share rights or special rights may be prejudiced or interfered with, a special resolution of shareholders to approve the corporate action in question affecting the share rights or special rights, is also required to be approved separately by the holders of a class or series of shares, including a class or series of shares not otherwise carrying voting rights.

In specified extraordinary corporate actions, such as approval of plans of arrangements and amalgamations all shares have a vote, whether or not they generally vote and, in certain cases, have separate class votes.

Rules or policies of certain Canadian securities regulatory authorities including Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Canadian Securities Administrators contains requirements in connection with "related party transactions." A related party transaction means, generally, any transaction by which an issuer, directly or indirectly: (i) acquires, sells, leases or transfers an asset; (ii) acquires or issues securities; (iii) assumes or becomes subject to a liability; or (iv) borrows money or lends money from or to, as the case may be, a related party by any means in any one or any combination of transactions. "Related party" (as defined in MI 61-101) includes (i) directors and senior officers of the issuer, (ii) holders of voting securities of the issuer carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities, and (iii) holders of a sufficient number of any securities of the issuer to materially affect control of the issuer.

	InSite	QLT
MI 61-101 provides that, in connection with a "related party transaction" (in addition to any other required shareholder approval), QLT is required, subject to the availability of certain exceptions, to: (i) provide specific disclosure in the proxy circular sent to security holders in connection with a related party transaction where a meeting is required; (ii) obtain a formal valuation of the subject matter of the related party transaction and any non-cash consideration offered in connection therewith and provide a summary thereof in the proxy circular; and (iii) obtain the approval of a majority of the votes cast by shareholders other than the related party involved in the transaction
Preemptive Rights of Stockholders/Shareholders	None	None
Directors' and Officers' Liability and Indemnification
InSite's certificate of incorporation provides that InSite must indemnify and hold harmless to the fullest extent authorized by the DGCL, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by any such person who is or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, (hereinafter, a "Proceeding") by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of InSite or is or was serving at the request of InSite as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided however that InSite shall indemnify any such person seeking indemnification in connection with a Proceeding initiated by such person only if such Proceeding was authorized by the InSite Board of Directors.
Under the BCA, QLT may indemnify an eligible party such as a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity of another entity (whom is referred to in this summary as an "indemnifiable person") against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which a party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, to which the such party is or may be liable. Under the BCA, QLT may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. Prior to the final disposition, QLT may pay, as they are incurred, the expenses actually and reasonably incurred by an eligible party if they commit in writing to undertake that if the indemnification is prohibited pursuant to the BCA, the eligible party will repay the amounts advanced.

Indemnification under the BCA is prohibited if:

• the indemnity or payment is made under an earlier agreement and at the time the agreement to indemnify or pay expenses was made the company was or is prohibited in doing so under its memorandum or articles

• if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation

	InSite	QLT
• in the case of an eligible proceeding other than a civil proceeding, the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful.

Additionally, in the case of a derivative action on behalf of the company or on behalf of an associated corporation, QLT must not indemnify the eligible party for any penalties the eligible party is or may be liable for and QLT must not pay the expenses of the eligible party after the final disposition whether mandatory or not, nor advance expenses to the eligible party.

Pursuant to the BCA and QLT's articles, QLT may purchase and maintain insurance against liability asserted against or incurred by any of the eligible persons.
Stockholder/Shareholder Rights Agreement	InSite does not have a stockholder rights plan as a part of its certificate of incorporation, bylaws or by separate agreement.
QLT currently has no shareholder rights plan in place. The QLT Board of Directors could adopt a shareholder rights plan at any future time, which plan must be approved by shareholders within six months of its adoption.
Oppression Remedy
The DGCL does not provide for a similar remedy to the oppression remedy under the BCA; however, stockholders are entitled to remedies for a violation of a director's fiduciary duties under Delaware common law.
The BCA provides an oppression remedy that enables a court to make any order, whether interim or final, to rectify matters that are oppressive or unfairly prejudicial to or that unfairly disregard the interests of any beneficial owner of a share of the company or any person whom the court considers to be an appropriate person. This includes among others:

• a present or former registered holder or beneficial owner of securities of the corporation or any of its affiliates;

• a present or former officer or director of the corporation or any of its affiliates; and

• any other person who in the discretion of the court is a proper person to make such application.
Quorum Requirements
At each meeting of InSite stockholders, except where otherwise provided by the DGCL, the holders of a majority in voting power of the outstanding shares of InSite stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.
Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 33 1/3% of the issued shares entitled to be voted on the meeting.

	InSite	QLT
Inspection of Corporate Records
The DGCL provides any stockholder with the right to inspect InSite's stock ledger, stockholder lists and other books and records for a purpose reasonably related to the person's interest as a stockholder. Any InSite director also has the right to inspect InSite's stock ledger, stockholder lists and other books and records for a purpose reasonably related to the director's position as a directors.

A complete list of the stockholders entitled to vote at a stockholders meeting must be available for stockholder inspection at least 10 days before the meeting.
Under the BCA, directors of QLT have the right to examine all of the corporate records. Shareholders have the right to examine certain corporate records such as QLT's minutes of meetings and resolutions, during the usual business hours of QLT.

Upon the receipt of an affidavit by an applicant, under the BCA, QLT is required to allow the applicant access to the securities register of QLT during normal business hours and to provide a list of shareholders of QLT setting out the names, number of shares owned and addresses of QLT's registered shareholders provided the applicant agrees to certain restrictions to the use of that information.

 WHERE YOU CAN FIND MORE INFORMATION

        QLT has filed with the SEC a registration statement on Form S-4 under the Securities Act of which this proxy statement/prospectus forms a part, which registers the QLT common shares to be issued to the InSite stockholders in connection with the Merger. The registration statement, including the exhibits and schedules attached to the registration statement, contains, among other things, additional relevant information about QLT and the QLT common shares. The rules and regulations of the SEC allow QLT to omit certain information that is included in the registration statement from this proxy statement/prospectus.

        QLT files annual, quarterly and special reports and other information with the SEC. The SEC and the CSA allow QLT to "incorporate by reference" into this proxy statement/prospectus the information it files with the SEC, which means that it can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that QLT files later with the SEC and the CSA will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. QLT incorporates by reference the documents listed below:

  •
  Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (as amended by the Form 10-K/A filed on April 30, 2015);

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2015;

  •
  Current Reports on Form 8-K filed on January 5, 2015, February 26, 2015, April 10, 2015, April 23, 2015, April 30, 2015, June 8, 2015 and June 12, 2015; and

  •
  the description of QLT's common shares contained in QLT's Registration Statement on Form F-1 filed on September 25, 1989, including any amendments or reports filed for the purpose of updating such description.

        Any future filings (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) made with the SEC by QLT pursuant to sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the earlier of the Effective Time and the termination of the Merger Agreement, shall also be deemed incorporated by reference. Equivalent documents will be filed with the CSA by QLT under its SEDAR profile and shall also be deemed incorporated by reference. Information in such future filings updates and supplements the information provided in this proxy statement/prospectus. Any statements in any such future filings will automatically be deemed to modify and supersede any information in any document previously filed with the SEC or the CSA by QLT that is incorporated or deemed to be incorporated herein by reference to the extent that statements in the later filed document modify or replace such earlier statements.

        QLT will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference, including exhibits to these documents. You should direct any requests for documents to:

QLT Inc.
887 Great Northern Way, Suite 250
Vancouver, British Columbia
Canada V5T 4T5
(604) 707-7000
Attn: Investor Relations

        If you would like to request documents, please do so by                                    , 2015 in order to receive them before the special meeting.

        QLT also makes available free of charge on its internet website at www.qltinc.com the reports and other information filed by QLT with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither QLT's website, nor the information contained on its website, is part of this proxy statement/prospectus or the documents incorporated by reference.

        In addition, InSite files annual, quarterly and special reports and other information with the SEC. The SEC rules provide that InSite is not eligible to "incorporate by reference" those reports and information into this proxy statement/prospectus. However, those reports and information can be accessed free of charge on InSite's website at www.insitevision.com. Neither InSite's website, nor the information contained on its website, is part of this proxy statement/prospectus or the documents incorporated by reference.

        The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that QLT files with the SEC by reference to its name or to its SEC file number. You also may read and copy any document QLT files with the SEC at the SEC's public reference room located at:

100 F Street, N.E.
Room 1580
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges.

        Neither QLT nor InSite has authorized anyone to give any information or make any representation about the Merger, QLT or InSite that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

 LEGAL MATTERS

        McCullough O'Connor Irwin LLP, British Columbia counsel for QLT, will provide an opinion regarding the validity of the QLT common shares to be issued in the Merger.

EXPERTS

QLT

        The consolidated financial statements, and the related financial statements schedule, incorporated in this proxy statement/prospectus, by reference from QLT's Annual Report on Form 10-K for the year ended December 31, 2014, and the effectiveness of QLT's internal control over financial reporting have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

InSite

        The consolidated financial statements of InSite Vision Incorporated as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014 included in this proxy statement/prospectus have been so included in reliance on the report of Burr Pilger Mayer, Inc., an independent registered public accounting firm, given on authority of said firm as experts in auditing and accounting.

 THE SPECIAL MEETING

Date, Time and Location

        The special meeting will take place at 10:00 a.m., local time, on                        , 2015, at the principal executive offices of InSite, 965 Atlantic Avenue, Alameda, California, 94501.

Purpose

        At the special meeting, holders of InSite common stock as of the record date will be asked to consider and approve the following proposals:

  (1)
  To consider and vote on the Merger Proposal.

  (2)
  To approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger.

  (3)
  To consider and vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

        The approval of the Merger Proposal by InSite stockholders is a condition to the obligations of QLT and InSite to complete the Merger. The approval, on a non-binding, advisory basis, of the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger is not a condition to the obligations of QLT or InSite to complete the Merger. The approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal also is not a condition to the obligation of QLT or InSite to complete the Merger.

        The InSite Board of Directors knows of no other matters to be presented for action at the special meeting.

Recommendation of the InSite Board of Directors

        Taking into consideration the fairness opinion of Roth, a copy of which is attached to this proxy statement/prospectus as Annex C, the InSite Board of Directors (i) approved the Merger Agreement and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, (ii) determined that the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interest of, InSite and its stockholders, (iii) directed that the Merger Agreement be submitted to the InSite stockholders for adoption at the special meeting and (iv) recommended that InSite stockholders adopt the Merger Agreement.

        The InSite Board of Directors recommends that InSite stockholders vote:

  (1)
  "FOR" Proposal One to approve the Merger Proposal;

  (2)
  "FOR" Proposal Two to approve, on a non-binding, advisory basis, the compensation payments that will or may be made to InSite to its named executive officers in connection with the Merger; and

  (3)
  "FOR" Proposal Three to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Record Date and Quorum

        Stockholders of record as of the close of business on                        , 2015 are entitled to notice of and to vote at the special meeting. As of the close of business on the record date,                        shares of InSite's common stock were issued and outstanding and there were                        holders of record of the common stock. Each stockholder is entitled to one vote for each share of common stock held by such stockholder as of the record date.

        Holders of a majority in voting power of the outstanding shares entitled to vote at the special meeting must be present in person or represented by proxy at the special meeting in order to have the required quorum for transacting business. Abstentions and broker non-votes are counted as present for purposes of determining the presence or absence of a quorum for the transaction of business.

Required Vote

        The affirmative vote, in person or by proxy, of holders of a majority of the outstanding shares of InSite common stock entitled to vote as of the record date for the special meeting is required to approve the Merger Proposal (Proposal 1). The affirmative vote, in person or by proxy, of the holders of a majority in voting power of the shares of InSite common stock present in person or represented by proxy at the special meeting and entitled to vote on the matter is required to approve, on a non-binding, advisory basis, of the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger (Proposal 2) and to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting (Proposal 3).

        Votes may be cast in favor or against each matter. You may also vote "ABSTAIN" with respect to any matter and such abstentions will be treated as shares present in person or represented by proxy and entitled to vote on that matter and thus will have the same effect as votes against the proposals.

        A broker is entitled to vote shares held for a beneficial owner on routine matters, such as the ratification of the appointment of an independent registered public accounting firm, without instructions from the beneficial owner of those shares. A broker is not entitled to vote shares held for a beneficial owner on non-routine matters, such as approval of the Merger Proposal, the advisory, non-binding compensation payments that will or may be made by InSite to its executive officers in connection with the Merger, and the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal. Consequently, if you do not give your broker specific instructions, your shares will not be voted, although they will count for purposes of determining whether a quorum exists. You are encouraged to provide instructions to your broker. This ensures your shares will be voted at the special meeting.

        Failures to vote and broker non-votes, if any, will have the same effect as a vote against the Merger Proposal. Failures to vote and broker non-votes, if any, will have no effect on the proposal approving, on a non-binding, advisory basis, the compensation that will or may be made by InSite to its named executive officers in connection with the Merger, assuming a quorum is present. Failures to vote and broker non-votes, if any, will have no effect on the approval of the InSite adjournment proposal.

Share Ownership and Voting by InSite Directors and Executive Officers

        As of                        , 2015, which is the record date for the InSite special meeting, the directors and executive officers of InSite held and are entitled to vote, in the aggregate, approximately                        % of the aggregate voting power of the outstanding shares of InSite common stock.

        InSite believes that its executive officers and directors intend to vote all of their shares of InSite common stock "FOR" the Merger Proposal, "FOR" the approval, on a non-binding, advisory basis, of the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger Agreement and "FOR" the approval of adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Voting of Shares

        In addition to voting in person at the special meeting, stockholders may submit a proxy as follows:

  •
  Internet.  A stockholder can submit a proxy over the Internet by following the instructions provided on the separate proxy card.

  •
  Telephone.  A stockholder can submit a proxy over the telephone by following the instructions provided on the separate proxy card.

  •
  Mail.  A stockholder that receives a printed set of the proxy materials can submit a proxy by mail by completing, signing and returning the separate proxy card in the prepaid and addressed envelope with the proxy materials.

        Stockholders are urged to specify their choices on the proxy they submit by Internet, telephone or mail. If you submit a proxy, but do not specify how you want to vote on a proposal, in the absence of contrary instructions, the shares of InSite common stock represented by such proxy will be voted in accordance with the InSite Board of Directors' recommendations.

Revocation of Proxies

        You may revoke or change your proxy at any time prior to or at the special meeting. It may be revoked by submitting another properly completed proxy with a later date via the Internet or telephone before 11:59 p.m., Eastern Time, on                                    , 2015 or by mail, by filing a written notice of revocation with a later date with the Secretary of InSite at InSite's principal executive offices, InSite Vision Incorporated, 965 Atlantic Avenue, Alameda, California 94501, or by attending the special meeting and voting in person. Attendance at the special meeting alone will not be sufficient to revoke your proxy. If your shares are held by your broker, bank or other nominee, you should follow the instructions provided by them if you wish to change your vote.

Solicitation of Proxies; Costs of Solicitation

        Your proxy is being solicited by the InSite Board of Directors on behalf of InSite. InSite pays the cost of soliciting your proxy, including the cost of preparing, assembling and mailing the notice of the special meeting, proxy card and this proxy statement/prospectus, and reimburses brokerage costs and other fees for forwarding proxy materials to you. InSite has retained D.F. King & Co., Inc. to assist in the solicitation of proxies for approximately $7,500 plus reimbursement of out-of-pocket expenses.

        Additional solicitation may be made by telephone, facsimile or other contact by certain directors, officers, employees or agents of InSite, none of whom will receive additional compensation therefor.

 PROPOSAL 1: THE MERGER PROPOSAL

        As described in further detail in "Questions and Answers," "Summary," "The Merger" and "The Merger Agreement," the InSite Board of Directors has approved the Merger of Merger Sub with and into InSite, subject to satisfaction of the conditions set forth in the Merger Agreement, including the approval of the stockholders of InSite at the special meeting.

Required Vote

        The affirmative vote, in person or by proxy, of the holders of a majority of the outstanding shares of InSite common stock entitled to vote as of the record date on Proposal No. 1 at the special meeting is required to approve the Merger Proposal.

Recommendation of the InSite Board of Directors

        The InSite Board of Directors recommends that InSite stockholders vote "FOR" the Merger Proposal.

 PROPOSAL 2: NON-BINDING ADVISORY VOTE ON COMPENSATION

        InSite is providing its stockholders with the opportunity to cast a vote, on a non-binding, advisory basis, to approve the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger as disclosed in the table titled "Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers" beginning on page 223 of this proxy statement/prospectus, as required by Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

        Through this proposal, InSite is asking its stockholders to indicate their approval, on a non-binding, advisory basis, of the various change of control, equity acceleration and other payments which InSite's named executive officers will or may be eligible to receive in connection with the Merger as indicated in the table referred to above. The various plans and arrangements pursuant to which these compensation payments may be made (with the exception of the Special 2015 Bonuses) have previously formed part of InSite's overall compensation program for its named executive officers, as discussed in "InSite Executive Officer and Director Compensation" or are required pursuant to the terms of the Merger Agreement.

        You should review carefully the information under the heading "InSite Executive Officer and Director Compensation—Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers in Connection with the Merger" disclosed in this proxy statement/prospectus. The InSite Board of Directors unanimously recommends that InSite stockholders approve the following resolution:

        "RESOLVED, that the stockholders of InSite approve, solely on an advisory, non-binding basis, the "golden parachute" compensation which will or may be made to InSite's named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table titled "Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers" beginning on page 223 of this proxy statement/prospectus."

        The vote on this compensation proposal is a vote separate and apart from the vote on the Merger Proposal. Accordingly, you may vote to approve the Merger Proposal and vote not to approve the "golden parachute" compensation proposal and vice versa. Because the vote on the "golden parachute" compensation proposal is advisory only, it will not be binding on either InSite or QLT. Accordingly, if the Merger Proposal is approved and the Merger is completed, the compensation payments that are contractually required to be made by InSite to its named executive officers will or may be made, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of InSite stockholders.

Required Vote

        The affirmative vote, in person or by proxy, of the holders of a majority in voting power of the shares of InSite common stock present in person or represented by proxy at the special meeting and entitled to vote on Proposal 2 at the special meeting is required to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger.

Recommendation of the InSite Board of Directors

        The InSite Board of Directors recommends that InSite stockholders vote "FOR" the proposal to approve, on a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger.

 PROPOSAL 3: ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING

        InSite stockholders are being asked to approve a proposal that will give the InSite Board of Directors authority to adjourn the special meeting one or more times, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

        If this proposal is approved, the special meeting could be adjourned to any date. If the special meeting is adjourned, InSite stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on any proposal, or if you indicate that you wish to vote in favor of the Merger Proposal but do not indicate a choice on the adjournment proposal, your shares of InSite common stock will be voted in favor of the adjournment proposal.

        Additionally, the chairman of the InSite Board of Directors has the right and authority to adjourn or postpone the special meeting and to prescribe rules, regulations and procedures for the proper conduct of the special meeting, including, but not limited to, establishing an agenda or order of business for the special meeting, maintaining order and safety of those in attendance, restricting entry to the special meeting after the fixed time for commencement thereof and limiting time allotted to questions or comments by participants at the special meeting. The chairman of the InSite Board of Directors may determine to adjourn the special meeting even if this proposal is not approved by InSite stockholders.

Required Vote

        The affirmative vote, in person or by proxy, of the holders of a majority in voting power of the shares of InSite common stock present in person or represented by proxy at the special meeting and entitled to vote on Proposal 3 at the special meeting is required to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

Recommendation of the InSite Board of Directors

        The InSite Board of Directors recommends that InSite stockholders vote "FOR" the proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal at the time of the special meeting.

 OTHER MATTERS

Submission of Stockholder Proposals

        Only such business will be conducted at the special meeting as will have been brought by the InSite Board of Directors before the special meeting pursuant to the attached "Notice of Special Meeting of InSite Stockholders."

Deadline for Receipt of Stockholder Proposals to be Presented at the Next Annual Meeting

        InSite held its 2015 annual meeting of stockholders (the "2015 Annual Meeting") on March 31, 2015. It is not expected that InSite will hold an annual meeting of stockholders for 2016 unless the Merger is not completed. If the Merger is not completed and InSite holds an annual meeting of stockholders for 2016, then proposals of stockholders of InSite that are intended to be included in InSite's 2016 annual proxy statement under Rule 14a-8 of the Exchange Act must be received no later than October 22, 2015. In order to be considered at the annual meeting of stockholders for 2016, if one is held (the "2016 Annual Meeting"), proposals of stockholders and nominations of director candidates by stockholders must comply with the advance notice requirements contained in the InSite bylaws. In accordance with the InSite bylaws, stockholders who wish to nominate director candidates or to present other business to be voted on at an annual meeting of stockholders must deliver written notice thereof to the Secretary of InSite at the principal executive offices of InSite no later than the close of business on January 1, 2016 and no earlier than the close of business on December 2, 2015. However, if the date of the 2016 Annual Meeting is changed by more than 30 days before or more than 70 days after the date of the first anniversary of the 2015 Annual Meeting, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to the 2016 Annual Meeting and not later than the close of business on the later of the 90th day prior to the 2016 Annual Meeting or the 10th day following the day on which InSite publicly announces the date of the 2016 Annual Meeting. A stockholder's notice of proposal and nominations must include the requirements set forth in full in the InSite bylaws.

Other Business at the Special Meeting

        InSite knows of no other matters that will be presented for consideration at the special meeting.

Form 10-K

        InSite filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 with the SEC on February 18, 2015. Stockholders may obtain a copy of InSite's Form 10-K, without charge, by writing to Investor Relations at InSite's headquarters at 965 Atlantic Avenue, Alameda, California 94501 or on InSite's website located at www.insitevision.com under "Investors—Annual Reports."

Householding

        The SEC adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for annual reports, proxy statements and notices of internet availability of proxy materials, or notices, with respect to two or more securityholders sharing the same address by delivering a single set of proxy materials addressed to those securityholders. This process, which is commonly referred to as "householding," potentially means extra convenience for securityholders and cost savings for companies.

        Many brokers with account holders who are InSite stockholders will be "householding" this proxy statement/prospectus. A single copy of this proxy statement/prospectus will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders.

        Once you have received notice from your broker or InSite that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate annual report, proxy statement or notice, please notify your broker and direct a written request to Investor Relations, 965 Atlantic Avenue, Alameda, California 94501 or call (510) 865-8800. InSite undertakes to deliver promptly to a stockholder upon such written or oral request a separate annual report, proxy statement or notice.

        Stockholders who currently receive multiple copies of annual reports, proxy statements or notices at their address and would like to request "householding" of their communications should contact their broker.

BY ORDER OF THE BOARD OF DIRECTORS OF INSITE VISION INCORPORATED,
Lyle M. Bowman, Ph.D. Secretary

Dated:                        , 2015

PART I FINANCIAL INFORMATION

Item 1.    Financial Statements

INSITE VISION INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	March 31, 2015	December 31, 2014
	(Unaudited)	(1)
ASSETS
Current assets:
Cash and cash equivalents	$1,050	$1,656
Accounts receivable	363	349
Prepaid expenses and other current assets	272	36
Debt issuance costs, net	895	1,267

Total current assets	2,580	3,308
Property and equipment, net	1,518	1,597

Total assets	$4,098	$4,905

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$539	$611
Accrued liabilities	640	660
Accrued compensation and related expense	1,691	1,655
Accrued royalties	900	892
Accrued interest	241	85
Lease incentive, current	186	186
Secured notes payable	5,199	5,199
Warrant liability	959	1,191

Total current liabilities	10,355	10,479
Deferred revenue	1,000	1,000
Lease incentive	882	928

Total liabilities	12,237	12,407

Commitments and contingencies
Stockholders' deficit:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 240,000,000 shares authorized; 131,951,033 shares issued and outstanding at March 31, 2015 and December 31, 2014	1,320	1,320
Additional paid-in capital	166,631	166,440
Accumulated deficit	(176,090)	(175,262)

Total stockholders' deficit	(8,139)	(7,502)

Total liabilities and stockholders' deficit	$4,098	$4,905

(1)
Derived from the Company's audited consolidated financial statements as of December 31, 2014.

See accompanying notes to condensed consolidated financial statements.

INSITE VISION INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three months ended March 31,
(in thousands, except per share data)	2015	2014
Revenues:
Royalties	$359	$1,146
Licensing fee	3,000	—
Other revenues	17	7

Total revenues	3,376	1,153

Expenses:
Research and development	2,104	2,547
General and administrative	1,638	1,940
Cost of revenues, principally royalties to third parties	131	138

Total expenses	3,873	4,625

Loss from operations	(497)	(3,472)
Interest expense and other, net	(563)	(1,787)
Change in fair value of warrant liability	232	580

Net loss	$(828)	$(4,679)

Net loss per share:
Loss per share—basic	$(0.01)	$(0.04)

Loss per share—diluted	$(0.01)	$(0.04)

Weighted average shares used in per-share calculation:
—Basic	131,951	131,951

—Diluted	131,951	131,951

See accompanying notes to condensed consolidated financial statements.

INSITE VISION INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three months ended March 31,
(in thousands)	2015	2014
OPERATING ACTIVITIES:
Net loss	$(828)	$(4,679)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization	85	81
Amortization of debt issuance costs	372	103
Amortization of lease incentive	(46)	(46)
Stock-based compensation	191	252
Change in fair value of warrant liability	(232)	(580)
Changes in operating assets and liabilities:
Accounts receivable	(14)	(120)
Other receivables	—	461
Prepaid expenses and other current assets	(236)	(225)
Accounts payable	(72)	413
Accrued liabilities	(20)	(140)
Accrued compensation and related expense	36	35
Accrued royalties	8	134
Accrued interest	156	1,665

Net cash used in operating activities	(600)	(2,646)

INVESTING ACTIVITIES:
Purchase of property and equipment	(6)	(252)
Decrease in short-term investments	—	4,000

Net cash provided by (used in) investing activities	(6)	3,748

Net increase (decrease) in cash and cash equivalents	(606)	1,102
Cash and cash equivalents at beginning of period	1,656	3,251

Cash and cash equivalents at end of period	$1,050	$4,353

Supplemental disclosure of cash flow information:
Interest received	$—	$1

Interest paid	$—	$18

Income taxes paid	$1	$1

See accompanying notes to condensed consolidated financial statements.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2015
(Unaudited)

Note 1. Significant Accounting Policies and Use of Estimates

Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements include the accounts of InSite Vision Incorporated ("InSite" or the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in the preparation of the condensed consolidated financial statements.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the Company's financial results and financial condition have been included. Operating results for the three months ended March 31, 2015 are not necessarily indicative of the results that may be expected for any future period.

        The Company operates in one segment using one measure of profitability to manage its business. All of the Company's long-lived assets are located in the United States. Revenues are primarily royalties from the North American license (the "Akorn License") of AzaSite® to Akorn, Inc. ("Akorn").

        In January 2015, the Company entered into a license agreement with Nicox S.A. ("Nicox"), a France-based publicly traded company, for the development and commercialization of AzaSite (1% azithromycin), AzaSite Xtra™ (2% azithromycin) and BromSite™ (0.075% bromfenac) in Europe, Middle East and Africa (105 total countries). Under the terms of the license, the Company received an upfront payment of $3.0 million and could potentially receive $13.75 million in milestone payments. The Company will also receive tiered, mid-single digit to double-digit royalties on the net sales of these three products.

        Under the license agreement, Nicox can request up to twelve full-time equivalent ("FTE") employees from the Company to assist with presenting data to regulatory authorities in the European Union, obtaining European Union regulatory approvals and dealing with the approved product manufacturer in the United States. Nicox has agreed to reimburse the Company for the use of its employees. Should the twelve FTE employees be needed for a full year, the reimbursement to the Company would be approximately $3.6 million.

        A joint collaboration and development committee will oversee further product development of the licensed products for the European Union including AzaSite Xtra and any additional indications for BromSite. The Company has the right to utilize the jointly developed data for regulatory approval outside of the Nicox territory including in the United States. Each company will bear 50% of the development cost.

        Historically, the Company has incurred substantial cumulative losses and negative cash flows from operations. Clinical trials and costs to prepare a New Drug Application ("NDA") for the Company's product candidates with the U.S. Food and Drug Administration ("FDA") are very expensive and difficult, in part because they are subject to rigorous regulatory requirements. As of March 31, 2015, the Company's accumulated deficit was $176.1 million and its cash and cash equivalents were

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 1. Significant Accounting Policies and Use of Estimates (Continued)

$1.1 million. Further, the Company anticipates that its cash and cash equivalents balance, anticipated cash flows from operations and the net proceeds from existing debt financing arrangements will only be adequate to fund its operations until approximately July 2015. Management is exploring strategic alternatives or the raising of additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects relating to the recoverability and classification of the recorded asset amounts or amounts and classification of liabilities that might result from the outcome of this uncertainty.

        These unaudited condensed consolidated financial statements and notes should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

Use of Estimates

        The preparation of financial statements requires the Company to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

Warrant Liability

        The Company issued warrants to purchase shares of the Company's common stock in connection with a private placement equity financing transaction in July 2011 and private placement debt financing transactions in the fourth quarter of 2014. The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrant agreements that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in the event of a "Fundamental Transaction" (as defined in the warrant agreements). The actual amount of cash required if the mandatory purchase option is exercised would be determined using the Black-Scholes Option Pricing Model (the "Black-Scholes Model") as determined in accordance with the terms of the warrant agreements. The fair value of the warrant liability is estimated using the Black-Scholes Model, which requires inputs such as the remaining term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a monthly basis and changes in the estimated fair value of the outstanding warrants are recognized each reporting period in the Condensed Consolidated Statements of Operations under "Change in fair value of warrant liability."

Fair Value Measurements

        Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 1. Significant Accounting Policies and Use of Estimates (Continued)

Level 3:	Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt obligations. Accounts receivable and accounts payable are reflected in the accompanying unaudited condensed consolidated financial statements at cost, which approximates fair value due to the short-term nature of these instruments. While the Company believes its valuation methodologies are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        At March 31, 2015, less than $0.1 million of the Company's cash and cash equivalents consisted of Level 1 U.S. Treasury-backed government securities or money market funds that are measured at fair value on a recurring basis.

        As discussed above, the fair value of the warrant liability, determined using Level 3 criteria, was initially recorded on the grant date and remeasured at March 31, 2015 and December 31, 2014 using the Black-Scholes Model, which requires inputs such as the remaining term of the warrants, share price volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. A significant increase (decrease) of any of the subjective variables would result in a correlated increase (decrease) in the warrant liability and an inverse effect on net income (loss).

        The fair value of the warrant liability was estimated using the following weighted-average assumptions, as determined in accordance with the terms of the warrant agreements, at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Risk-free interest rate	0.5%	0.9%
Remaining term (years)	2.1	2.4
Expected dividends	0.0%	0.0%
Volatility	100.0%	101.2%

        The expected dividend yield was set at zero because the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility was based on the historical volatility of the Company's common stock and was equal to the greater of 100% or the 30-day volatility rate. The risk-free interest rates were taken from the Daily Federal Yield Curve Rates as published by the Federal Reserve and represent the yields on actively traded U.S. Treasury securities for a term equal to the remaining term of the warrants.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 1. Significant Accounting Policies and Use of Estimates (Continued)

        The following table provides a summary of changes in the fair value of the Company's warrant liability, its only Level 3 financial liability, for the three months ended March 31, 2015 (in thousands):

Balance at December 31, 2014	$1,191
Net decrease in fair value of warrant liability on remeasurement	(232)

Balance at March 31, 2015	$959

        The net decrease in the estimated fair value of the warrant liability was recognized as income under "Change in fair value of warrant liability" in the Condensed Consolidated Statements of Operations.

        The warrant liability's exposure to market risk will vary over time depending on interest rates and the Company's stock price. Although the table above reflects the current estimated fair value of the warrant liability, it does not reflect the gains or losses associated with market exposures, which will depend on actual market conditions during the remaining life of the warrants.

Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers. The FASB and the International Accounting Standards Board ("IASB") initiated a joint project to clarify the principles for recognizing revenue and developed a common revenue recognition standard for U.S. generally accepted accounting principles ("GAAP') and International Financial Reporting Standards ("IFRS"). Under the guidance, an entity should recognize revenue when the entity satisfies a performance obligation within a contract at a determined transaction price. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company does not expect that the adoption of this standard will materially impact the Company's consolidated statement of financial position or results of operations.

        In August 2014, the FASB issued Accounting Standards Update No. 2014-15 ("ASU 2014-15"), Presentation of Financial Statements—Going Concern. This standard includes guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are issued. If conditions or events raise substantial doubt, the entity must disclose the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, management's evaluation of those conditions or events, and management's plans to mitigate the conditions or events. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect that the adoption of this standard will materially impact the Company's consolidated statement of financial position or results of operations.

        In April 2015, the FASB issued Accounting Standards Update No. 2015-03 ("ASU 2015-03"), Simplifying the Presentation of Debt Issuance Costs. This standard requires that debt issuance costs be presented in the balance sheet as a direct reduction from the carrying value of the associated debt liability, consistent with the presentation of a debt discount. The update is effective for annual and

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 1. Significant Accounting Policies and Use of Estimates (Continued)

interim reporting periods beginning after December 15, 2015. Early adoption is permitted for financial statements that have not been previously issued. The new guidance will be applied on a retrospective basis. The Company does not expect that the adoption of this standard will materially impact the Company's consolidated statement of financial position or results of operations.

Note 2. Stock-Based Compensation

Equity Incentive Program

        In 2007, the Company's stockholders approved the Company's 2007 Performance Incentive Plan (the "2007 Plan"), which provides for grants of options and other equity-based awards to the Company's employees, directors and consultants. Options granted under this plan, and its predecessor plan, expire 10 years after the date of grant and become exercisable at such times and under such conditions as determined by the Company's Board of Directors (generally, with 25% vesting after one year and the balance vesting on a daily basis over the next three years of service). Upon termination of the optionee's service, unvested options terminate and vested options generally expire three months thereafter, if not exercised. Only nonqualified stock options have been granted under these plans to date. On January 1 of each calendar year during the term of the 2007 Plan, the shares of common stock available for issuance under the 2007 Plan will be increased by the lesser of (i) 2% of the total outstanding shares of common stock on December 31 of the preceding calendar year and (ii) 3,000,000 shares. The Board of Directors of the Company delayed the effectiveness of the January 1, 2015 increase in the number of shares available for issuance under the 2007 Plan until the Company's stockholders approved an increase in the authorized shares of common stock under the Company's Certificate of Incorporation from 240,000,000 to 350,000,000. The share increase was approved by the Company's stockholders on March 31, 2015 and effected on April 1, 2015. Therefore, on April 1, 2015, the shares of common stock available for issuance under the 2007 Plan increased by 2,639,020 shares.

Stock-based Compensation

        The Company's stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company's stock compensation is accounted for as an equity instrument.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 2. Stock-Based Compensation (Continued)

        The effect of recording stock-based compensation for the three months ended March 31, 2015 and 2014 was as follows (in thousands):

	Three months ended March 31,
	2015	2014
Stock-based compensation expense by type of award:
Employee stock options	$192	$255
Scientific Advisory Board stock options	(1)	(3)

Total stock-based compensation expense	$191	$252

        Stock-based compensation included in expense line items in the Condensed Consolidated Statements of Operations for the three months ended March 31, 2015 and 2014 was as follows (in thousands):

	Three months ended March 31,
	2015	2014
Research and development	$92	$104
General and administrative	99	148

	$191	$252

        During the three months ended March 31, 2015 and 2014, the Company granted options to purchase 2,875,000 and 2,777,000 shares of common stock, respectively, with an estimated total grant date fair value of $415,000 and $555,000, respectively. Based on the Company's historical experience of option pre-vesting cancellations and estimates of future forfeiture rates, the Company has assumed an annualized forfeiture rate of 10% for its options for all periods disclosed. Accordingly, for the quarters ended March 31, 2015 and 2014, the Company estimated that the stock-based compensation for the awards not expected to vest was $270,000 and $319,000, respectively.

        As of March 31, 2015, unrecorded deferred stock-based compensation balance related to stock options was $1.1 million and will be recognized over an estimated weighted-average amortization period of 2.7 years.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 2. Stock-Based Compensation (Continued)

Valuation assumptions

        The Company estimates the fair value of stock options using a Black-Scholes valuation model using the graded-vesting method with the following weighted-average assumptions:

	Three months ended March 31,
Stock Options	2015	2014
Risk-free interest rate	1.3%	1.7%
Expected term (years)	5	5
Expected dividends	0.0%	0.0%
Volatility	88.8%	88.2%

        The expected dividend yield was set at zero because the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility was based on the historical volatility of the Company's common stock and the expected moderation in future volatility over the period commensurate with the expected life of the options and other factors. The risk-free interest rates were taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded U.S. Treasury securities for terms equal to the expected term of the options. The expected term calculation was based on the terms utilized by the Company's peers, observed historical option exercise behavior and post-vesting forfeitures of options by the Company's employees.

        The following is a summary of activity for the indicated periods:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2014	20,744,641	$0.37
Granted	2,875,000	0.21
Exercised	—	0.00
Forfeited	(65,736)	0.29
Expired	(30,000)	0.84

Outstanding at March 31, 2015	23,523,905	$0.35	6.97	$0

Options vested and expected to vest at March 31, 2015	22,653,283	$0.35	6.87	$0
Options exercisable at March 31, 2015	15,897,659	$0.39	5.98	$0

        At March 31, 2015, the Company had 734,453 shares of common stock available for grant or issuance under its 2007 Plan. The weighted average grant date fair value of options granted during the three months ended March 31, 2015 and 2014 was $0.14 and $0.20 per share, respectively. No options were exercised during the three months ended March 31, 2015 and 2014.

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 3. Net Loss per Share

        Basic net loss per share has been computed using the weighted-average number of common shares outstanding during the period. Dilutive net loss per share was computed using the sum of the weighted average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period. Potential common shares consist of the shares issuable upon exercise of stock options and warrants. Potentially dilutive securities have been excluded from the computation of diluted net loss per share in 2015 and 2014 as their inclusion would be anti-dilutive. For the three months ended March 31, 2015 and 2014, respectively, 43,393,351 and 34,557,625 options and warrants were excluded from the calculation of diluted net loss per share because the effect was anti-dilutive.

        The following table sets forth the computation of basic and diluted net loss per share:

	Three months ended March 31,
(in thousands, except per share data)	2015	2014
Numerator:
Net loss	$(828)	$(4,679)

Denominator:
Weighted-average shares outstanding	131,951	131,951
Effect of dilutive securities:
Stock options	—	—

Weighted-average shares outstanding for diluted loss per share	131,951	131,951

Net loss per share:
Basic	$(0.01)	$(0.04)

Diluted	$(0.01)	$(0.04)

Note 4. Warrant Liability

        In July 2011, the Company completed a private placement equity financing transaction in which it sold shares of its common stock and warrants to purchase shares of its common stock. The Company sold a total of 36,978,440 shares of common stock, at a price of $0.60 per share, and issued warrants to purchase up to 14,791,376 shares of common stock. The warrants are exercisable at $0.75 per share and expire five years from the date of issuance. The private placement resulted in $22.2 million in gross proceeds and approximately $20.4 million in net proceeds to the Company after deducting placement agent fees, legal, accounting and other costs associated with the transaction. The Company used the net proceeds of the transaction to fund clinical trials and for general corporate purposes, including working capital.

        In the fourth quarter of 2014, the Company completed private placement debt financing transactions for $5.2 million. In connection with the debt financings, the Company issued warrants to purchase up to 2,053,169 shares, 200,620 shares and 2,824,281 shares of common stock that are exercisable at $0.33, $0.31 and $0.26, respectively, per share and expire five years from the date of

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 4. Warrant Liability (Continued)

issuance. The Company had the option to sell additional notes in an aggregate principal amount of $2.6 million (see Note 7, "Subsequent Events" for further discussion). The Company incurred $0.5 million in placement agent and legal fees in the fourth quarter of 2014.

        As discussed in Note 1, the warrants issued in 2011 and 2014 included a provision that provides the warrant holders with an option to require the Company (or its successor) to purchase the warrants for cash in an amount equal to the Black-Scholes value in the event of a "Fundamental Transaction" (as defined in the warrant agreements). Accordingly, the fair value of the warrants at the issuance date was estimated using the Black-Scholes Model, as determined in accordance with the terms of the warrant agreements, and the Company recorded a warrant liability of $6.4 million in 2011 and $1.0 million in 2014 and remeasured the warrant liability to $1.0 million and $1.2 million at March 31, 2015 and December 31, 2014, respectively. The Company recorded a decrease to the warrant liability of approximately $0.2 and $0.6 million for the three months ended March 31, 2015 and 2014, respectively, which was recognized as income in the Company's Condensed Consolidated Statement of Operations. Additional disclosures regarding the assumptions used in calculating the fair value of the warrant liability are included in Note 1.

Note 5. Common Stock Warrants

        The following table shows outstanding warrants as of March 31, 2015, all of which were issued in the July 2011 private placement equity financing transaction and in the 2014 private placement debt financing transactions. All of the outstanding warrants have cashless exercise provisions in the event the registration statement registering the resale of the shares of common stock issuable upon exercise of the warrants is not effective or the prospectus forming a part of the registration statement is not current. All warrants are exercisable for common stock.

Date Issued	Warrant Shares	Exercise Price	Expiration Date	Potential Proceeds if Exercised for Cash
July 18, 2011	14,791,376	$0.75	July 18, 2016	$11,093,532
October 9, 2014	2,053,169	$0.33	October 9, 2019	$677,546
November 21, 2014	200,620	$0.31	November 21, 2019	$62,192
December 10, 2014	2,824,281	$0.26	December 10, 2019	$734,313

Total	19,869,446			$12,567,583

Note 6. Legal Proceedings

        The Company is subject to various claims and legal actions during the ordinary course of its business.

        In April 2011, the Company received a Notice Letter that Sandoz, Inc. or Sandoz, filed an Abbreviated New Drug Application, or ANDA, with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution, or the Sandoz Product, prior to the expiration of the five U.S. patents listed in the Orange Book for AzaSite, which include four of our patents and one patent licensed to us by Pfizer. In the paragraph IV Certification accompanying the Sandoz ANDA filing,

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 6. Legal Proceedings (Continued)

Sandoz alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Sandoz Product. On May 26, 2011, the Company, Merck and Pfizer filed a patent infringement lawsuit against Sandoz and related entities. The plaintiff companies agreed that Merck would take the lead in prosecuting this lawsuit. Before the trial, the patents involved in the litigation were limited to the one Pfizer patent and three of our patents. On October 4, 2013, the United States District Court for the District of New Jersey entered a Final Judgment in favor of us and the other plaintiffs finding all the asserted claims of the patents in the litigation valid and infringed by Sandoz and related entities. The Court Order specified that the effective date of any FDA approval of a Sandoz ANDA for generic 1% azithromycin ophthalmic solution products would be no earlier than the expiration date of the patents in the litigation. On November 4, 2013, Sandoz filed an appeal of this decision to the United States Court of Appeals for the Federal Circuit. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. Akorn took the lead in prosecuting this lawsuit. On April 9, 2015, the Court of Appeals for the Federal Circuit affirmed the decision of the district court holding that Sandoz failed to show that the asserted claims in the patents-in-suit would have been obvious to a person of ordinary skill in the art. At this point, Sandoz's only recourse is to seek en banc review by the Federal Circuit of the initial decision and/or to seek review by the Supreme Court. The Company and the other plaintiffs intend to vigorously contest any Sandoz assertions that these patents should have been found not infringed, invalid or unenforceable.

        In May 2013, the Company received a Notice Letter that Mylan Pharmaceuticals, Inc. or Mylan, filed an ANDA with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution, or the Mylan Product, prior to the expiration of the U.S. patents listed in the Orange Book for AzaSite, which include three of our patents and one patent licensed to us by Pfizer. In the paragraph IV Certification accompanying the Mylan ANDA filing, Mylan alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Mylan Product. On June 14, 2013, the Company, Merck and Pfizer filed a patent infringement lawsuit against Mylan and a related entity. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. The plaintiff companies agreed that Akorn would take the lead in prosecuting this lawsuit. The filing of this lawsuit triggered an automatic stay, or bar, of the FDA's approval of the ANDA for up to 30 months or until a final district court decision of the infringement lawsuit, whichever comes first. In February 2015, all of the parties involved in the lawsuit executed a Settlement Agreement including all of the patents in the lawsuit and submitted the same to the United States District Court for the District of New Jersey. On March 4, 2015, the district court issued an Order for Dismissal, without prejudice.

        On July 24, 2014, Karin Stiens filed a complaint against Bausch & Lomb, Dr. Lance Ferguson and the Company (Fayette (Kentucky) Circuit Court Civil Action No. 14-CI-2829) alleging that she suffered ophthalmological damage when Dr. Ferguson engaged in off-label use of Besivance® in a photorefractive keratectomy procedure as a prophylactic antibiotic. The plaintiff alleges that Bausch & Lomb and the Company negligently tested, marketed and distributed Besivance, and negligently informed medical providers and consumers about Besivance. The complaint contains no facts supporting these general allegations, no facts supporting the plaintiff's claim of permanent injuries and no allegations asserting Kentucky jurisdiction over the Company. The plaintiff has not pleaded any

INSITE VISION INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

March 31, 2015
(Unaudited)

Note 6. Legal Proceedings (Continued)

specific amount in damages nor made any demand. The Company filed its answer on August 18, 2014. The Company is investigating the plaintiff's allegations.

        There are currently no other claims or legal actions that would have a material adverse impact on our financial position, operations or potential performance.

Note 7. Subsequent Events

        In the fourth quarter of 2014, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain purchasers (the "Purchasers"). Pursuant to the Purchase Agreement, the Company agreed to sell 12% Senior Secured Notes (the "Notes") with a total loan commitment of $7.8 million to the Purchasers and issue warrants to purchase shares of the Company's common stock. As of March 31, 2015, the Company had sold $5.2 million in Notes and had the option to sell additional Notes to the Purchasers in an aggregate principal amount of $2.6 million until October 9, 2016. In accordance with the Purchase Agreement, on April 17, 2015, the Company sold and issued Notes to the Purchasers having an aggregate principal amount equal to $2.6 million and issued warrants to purchase an aggregate of 3,464,456 shares of the Company's common stock at an exercise price of $0.18 per share. Accordingly, the amounts that the Company can borrow under the Purchase Agreement are currently fully drawn.
        Riverbank Capital Securities acted as the placement agent (the "Placement Agent") for the offering of Notes and warrants pursuant to the Purchase Agreement and received $155,900, a 6% cash commission on the gross proceeds from the sale of the Notes and issuance of the warrants on April 17, 2015. Timothy McInerney, the Chairman of the Board of the Company and a member of the Company's Board of Directors, is a principal of the Placement Agent and is a Purchaser in the offering of Notes and warrants under the same terms as the other Purchasers.

        The Company evaluated subsequent events through the date on which the financial statements were issued and determined that there were no other subsequent events that required adjustments or disclosures to the financial statements for the quarter ended March 31, 2015.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
InSite Vision Incorporated

        We have audited the accompanying consolidated balance sheets of InSite Vision Incorporated and its subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2014. InSite Vision Incorporated's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of InSite Vision Incorporated and its subsidiaries as of December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's recurring losses from operations, available cash balance and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Burr Pilger Mayer, Inc.

E. Palo Alto, California
February 18, 2015

INSITE VISION INCORPORATED

CONSOLIDATED BALANCE SHEETS

	December 31,
(in thousands, except share data)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$1,656	$3,251
Short-term investments	—	5,000
Accounts receivable	349	1,026
Other receivables	—	1,114
Prepaid expenses and other current assets	36	95
Debt issuance costs, net	1,267	2,248

Total current assets	3,308	12,734
Property and equipment, net	1,597	1,431

Total assets	$4,905	$14,165

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$611	$394
Accrued liabilities	660	2,184
Accrued compensation and related expense	1,655	1,090
Accrued royalties	892	776
Accrued interest	85	826
Lease incentive, current	186	154
Secured notes payable	5,199	41,281
Warrant liability	1,191	1,685

Total current liabilities	10,479	48,390
Deferred revenues	1,000	7
Lease incentive	928	922

Total liabilities	12,407	49,319

Commitments and contingencies (Note 9)
Stockholders' deficit:
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value, 240,000,000 shares authorized; 131,951,033 shares issued and outstanding at December 31, 2014 and 2013	1,320	1,320
Additional paid-in capital	166,440	165,549
Accumulated deficit	(175,262)	(202,023)

Total stockholders' deficit	(7,502)	(35,154)

Total liabilities and stockholders' deficit	$4,905	$14,165

See accompanying notes to consolidated financial statements.

INSITE VISION INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(in thousands, except per share data)	2014	2013	2012
Revenues:
Royalties	$2,005	$14,787	$21,641
Sale of royalty rights, net	—	15,490	—
Licensing fee	6,000	—	—
Other product and service revenues	209	545	—

Total revenues	8,214	30,822	21,641

Expenses:
Research and development	9,134	11,578	15,479
General and administrative	5,721	5,754	5,781
Cost of revenues, principally royalties to third parties	578	385	1,062

Total expenses	15,433	17,717	22,322

Income (loss) from operations	(7,219)	13,105	(681)
Gain on extinguishment of debt	35,999	—	—
Interest expense and other, net	(3,516)	(7,896)	(9,494)
Change in fair value of warrant liability	1,497	572	1,898

Net income (loss)	$26,761	$5,781	$(8,277)

Net income (loss) per share:
Income (loss) per share—basic	$0.20	$0.04	$(0.06)

Income (loss) per share—diluted	$0.20	$0.04	$(0.06)

Weighted average shares used in per share calculation:
—Basic	131,951	131,951	131,951

—Diluted	132,385	132,433	131,951

See accompanying notes to consolidated financial statements.

INSITE VISION INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT

	Common Stock
			Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Deficit
(in thousands, except share data)	Shares	Amount
Balances, December 31, 2011	131,951,033	1,320	163,668	(199,527)	(34,539)
Stock-based compensation	—	—	947	—	947
Net loss	—	—	—	(8,277)	(8,277)

Balances, December 31, 2012	131,951,033	1,320	164,615	(207,804)	(41,869)
Stock-based compensation	—	—	934	—	934
Net income	—	—	—	5,781	5,781

Balances, December 31, 2013	131,951,033	1,320	165,549	(202,023)	(35,154)
Stock-based compensation	—	—	891	—	891
Net income	—	—	—	26,761	26,761

Balances, December 31, 2014	131,951,033	$1,320	$166,440	$(175,262)	$(7,502)

See accompanying notes to consolidated financial statements.

INSITE VISION INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2014	2013	2012
OPERATING ACTIVITIES:
Net income (loss)	$26,761	$5,781	$(8,277)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	335	107	95
Amortization of debt issuance costs	405	418	419
Amortization of lease incentive	(186)	—	—
Gain on extinguishment of debt	(35,999)	—	—
Stock-based compensation	891	934	947
Change in fair value of warrant liability	(1,497)	(572)	(1,898)
Changes in operating assets and liabilities:
Accounts receivable	677	4,224	(2,686)
Other receivables	1,114	(1,114)	—
Prepaid expenses and other current assets	59	49	(132)
Accounts payable	169	(283)	(26)
Accrued liabilities	(1,524)	656	1,124
Accrued compensation and related expense	565	(44)	156
Accrued royalties	116	(328)	140
Accrued interest	2,088	(212)	(133)
Deferred revenues	993	—	—

Net cash provided by (used in) operating activities	(5,033)	9,616	(10,271)

INVESTING ACTIVITIES:
Purchase of property and equipment, net	(277)	(85)	(127)
Decrease in short-term investments	5,000	2,999	16,496

Net cash provided by investing activities	4,723	2,914	16,369

FINANCING ACTIVITIES:
Proceeds from secured notes payable, net of issuance costs	4,715	—	—
Payment of secured notes payable	(6,000)	(10,602)	(6,675)

Net cash used in financing activities	(1,285)	(10,602)	(6,675)

Net increase (decrease) in cash and cash equivalents	(1,595)	1,928	(577)
Cash and cash equivalents at beginning of year	3,251	1,323	1,900

Cash and cash equivalents at end of year	$1,656	$3,251	$1,323

Supplemental disclosure of cash flow information:
Interest received	$1	$5	$17

Interest paid	$1,335	$7,694	$9,224

Income taxes received	$22	$—	$—

Income taxes paid	$1	$110	$1

Non-cash investing activities—Lease incentives	$224	$1,076	$—

Non-cash financing activities—Debt extinguishment	$36,047	$—	$—

Non-cash financing activities—Warrant issuance	$1,003	$—	$—

See accompanying notes to consolidated financial statements.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies

        InSite Vision Incorporated ("InSite," the "Company," "we," or "our") is an ophthalmic product development company advancing ophthalmic pharmaceutical products to address unmet eye care needs. The Company's current portfolio of products is based on its proprietary DuraSite® drug delivery technology. The Company's DuraSite sustained drug delivery technology is a proven synthetic polymer-based formulation designed to extend the residence time of a drug relative to conventional topical therapies. It enables topical delivery of a drug as a solution, gel or suspension and can be customized for delivering a wide variety of drug candidates.

        DuraSite® 2 is the Company's next-generation enhanced drug delivery system, which is designed to provide a broad platform for developing superior ophthalmic therapeutics. DuraSite 2 is based on the original DuraSite technology, and incorporates a cationic polymer to achieve sustained and enhanced ocular delivery of drugs. The Company plans to focus its research and development and commercial support efforts on topical products formulated with the DuraSite 2 drug delivery technology.

        Historically, the Company has incurred substantial cumulative losses and negative cash flows from operations. Clinical trials and costs to prepare a New Drug Application ("NDA") for the Company's product candidates with the U.S. Food and Drug Administration ("FDA") are very expensive and difficult, in part because they are subject to rigorous regulatory requirements. As of December 31, 2014, the Company's accumulated deficit was $175.3 million and its cash and cash equivalents were $1.7 million. Further, the Company anticipates that its existing cash and cash equivalent balances, together with cash flows from operations, and the net proceeds from existing debt financing arrangements (See Note 8, "Secured Notes Payable" for further discussion) will only be adequate to fund its cash requirements through May 2015. Management's plans include exploring strategic alternatives or raising additional financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects relating to the recoverability and classification of the recorded asset amounts or amounts and classification of liabilities that might result from the outcome of this uncertainty.

        Principles of Consolidation.    The consolidated financial statements include the accounts of InSite Vision Incorporated as well as its wholly-owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

        Industry Segment and Geographic Information.    The Company operates in one segment and is focused on developing drugs and drug delivery systems principally for ophthalmic indications. The Company had limited foreign-based operations for the years ended December 31, 2014, 2013 and 2012. All long-lived assets are located in the United States.

        Use of Estimates.    The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires the Company to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates.

        Reclassifications.    Certain amounts in prior years' financial statements have been reclassified to conform to the current presentation. These reclassifications had no impact on previously reported results of operations or stockholders' deficit.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

        Cash and cash equivalents.    The Company considers all highly liquid investments with maturities of 90 days or less from the date of purchase to be cash equivalents.

        Short-term investments.    The Company considers all investments with original maturities of 12 months or less from the date of purchase to be short-term investments. They are classified as trading securities principally bought and held for the purpose of selling them in the near term, with unrealized gains and losses included in earnings.

        Property and Equipment.    Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation of property and equipment is provided over the estimated useful lives of the respective assets, which range from three to five years, using the straight-line method. Leasehold improvements and property acquired under capital leases are amortized over the lives of the related leases or their estimated useful lives, whichever is shorter, using the straight-line method. Depreciation and amortization expense for the years ended December 31, 2014, 2013 and 2012 was $335,000, $107,000 and $95,000, respectively. The costs of repairs and maintenance are expensed as incurred.

        Impairment of Long-Lived Assets.    The Company periodically assesses the recoverability of its long-lived assets for which an indicator of impairment exists by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If the Company concludes that the carrying value will not be recovered, the Company measures the amount of such impairment by comparing the fair value to the carrying value. For the years ended December 31, 2014, 2013 and 2012, no impairment of property and equipment was recorded.

        Patents.    As a result of the Company's research and development efforts, the Company has obtained, or is applying for, a number of patents to protect proprietary technology and inventions. All costs associated with patents for product candidates under development are expensed as incurred. As of December 31, 2014 and 2013, the Company had no capitalized patent costs.

        Debt Issuance Costs.    Debt issuance costs paid to third parties are capitalized and amortized over the life of the underlying debt, using the effective interest method. Amortization of debt issuance costs for the years ended December 31, 2014, 2013 and 2012 were $405,000, $418,000 and $419,000, respectively, and are included in interest expense and other, net in the Consolidated Statements of Operations. See Note 8, "Secured Notes Payable" for further discussion of the underlying debt.

        Warrant Liability.    The Company issued warrants to purchase shares of the Company's common stock in connection with a private placement equity financing transaction in July 2011 and private placement debt financing transactions in the fourth quarter of 2014. The Company accounted for these warrants as a liability measured at fair value due to a provision included in the warrant agreements that provides the warrant holders with an option to require the Company (or its successor) to purchase their warrants for cash in the event of a "Fundamental Transaction" (as defined in the warrant agreements). The actual amount of cash required if the option is exercised would be determined using the Black-Scholes Option Pricing Model (the "Black-Scholes Model") as determined in accordance with the terms of the warrant agreements. The fair value of the warrant liability is estimated using the Black-Scholes Model, which requires inputs such as the remaining term of the warrants, share price volatility and risk-free interest rate. These assumptions are reviewed on a monthly basis and changes in the estimated

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

fair value of the outstanding warrants are recognized each reporting period in the Consolidated Statements of Operations under "Change in fair value of warrant liability."

        Fair Value Measurements.    Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3:	Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

        As of December 31, 2014 and 2013, less than $0.1 million and $8.2 million, respectively, of the Company's cash, cash equivalents and short-term investments consisted of Level 1 Treasury-backed government securities or money market funds that are measured at fair value on a recurring basis.

        The Company's financial instruments consist mainly of cash and cash equivalents, short-term investments, accounts receivable, other receivables, accounts payable, accrued liabilities and debt obligations. Accounts receivable, other receivables, and accounts payable are reflected in the accompanying consolidated financial statements at cost, which approximates fair value due to the short-term nature of these instruments. While the Company believes its valuation methodologies are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

        As discussed above, the fair value of the warrant liability, determined using Level 3 criteria, was initially recorded on the grant date and remeasured at December 31, 2014 and 2013 using the Black-Scholes Model, which requires inputs such as the remaining term of the warrants, share price volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

        The fair value of the warrant liability was estimated using the following weighted-average assumptions, as determined in accordance with the terms of the warrant agreements, at December 31, 2014 and 2013:

	December 31, 2014	December 31, 2013
Risk-free interest rate	0.9%	0.8%
Remaining term (years)	2.4	2.5
Expected dividends	0.0%	0.0%
Volatility	101.2%	100.0%

        The expected dividend yield is set at zero because the Company has never paid cash dividends and has no present intention to pay cash dividends. Per the terms of the warrant agreements, expected volatility is based on the historical volatility of the Company's common stock and is equal to the greater of 100% or the 30-day volatility rate. The risk-free interest rates are taken from the Daily Federal Yield Curve Rates as published by the Federal Reserve and represent the yields on actively-traded U.S. Treasury securities for a term equal to the remaining term of the warrants.

        The following table provides a summary of changes in the fair value of the Company's Level 3 financial liabilities for the year ended December 31, 2014 and 2013 (in thousands):

	Year Ended December 31,
	2014	2013
Beginning balance	$1,685	$2,257
Initial fair value of warrants as of issuance	1,003	—
Net decrease in fair value of warrant liability on remeasurement	(1,497)	(572)

Ending balance	$1,191	$1,685

        The initial value of the warrants issued in 2014 were recorded as "Debt issuance costs, net" in the Consolidated Balance Sheets. The net decrease in the estimated fair value of the warrant liability was recognized as income under "Change in fair value of warrant liability" in the Consolidated Statements of Operations.

        Revenue Recognition.    The Company recognizes revenue when four basic criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the fee is fixed or determinable; and collectability is reasonably assured. The Company has arrangements with multiple revenue-generating elements. The Company analyzes its multiple element arrangements to determine whether the elements can be separated and accounted for individually as separate units of accounting. An item can generally be considered a separate unit of accounting if both of the following criteria are met: (i) the delivered item(s) has value to the customer on a stand-alone basis and (ii) the arrangement includes a general right of return and delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. Items that cannot be divided into separate units are combined with other units of accounting, as appropriate. Consideration received is allocated among the separate units based on the unit's selling price and is recognized in full when

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

the criteria are met. The Company deems service to be rendered if no continuing obligation exists on the part of the Company.

        The Company's revenues are primarily derived from royalties on product sales and licensing agreements, and such agreements may provide for various types of payments, including upfront payments, research funding and related fees during the terms of the agreements, milestone payments based on the achievement of established development objectives and licensing fees.

        The Company receives royalties from licensees based on third-party sales. The royalties are recorded as earned in accordance with the contract terms when third-party results are reliably measured and collectability is reasonably assured.

        Revenues associated with non-refundable up-front license fees under arrangements where the license fees cannot be accounted for as separate units of accounting are deferred and recognized as revenues on a straight-line basis over the expected term of the Company's continued involvement. Revenues from the achievement of milestones are recognized as revenues when the milestones are achieved and the milestone payments are due and collectible.

        The Company allocates revenue in multiple-deliverable revenue arrangements using estimated selling prices of the delivered goods and services based on the relative selling price method.

        Research and Development Expenses.    Research and development expenses include salaries, benefits, facility costs, services provided by outside consultants and contractors, administrative costs and materials for the Company's research and development activities. The Company expenses these research and development activities as they are incurred.

        The Company accrues and expenses the costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines the estimates through discussions with internal clinical personnel and external service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial.

        General and Administrative Expenses.    General and administrative expenses include salaries, benefits, facility costs, services provided by outside consultants and contractors, legal services, advertising and marketing, investor relations, financial reporting, materials and other expenses related to general corporate and sales and marketing activities. The Company recognizes such costs as they are incurred.

        Cost of Revenues.    The Company recognizes royalties to third parties and the cost of inventory shipped related to the sale of the Company's products when they are incurred.

        Stock-Based Compensation.    The Company's stock-based compensation programs consist of stock options granted to employees as well as our employee stock purchase plan, based on the grant date fair value of those awards.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

        The grant date fair value of the award is recognized as expense over the requisite service period. The Company uses the Black-Sholes option pricing model to compute the estimated fair value of stock option awards. Using this model, fair value is calculated based on assumptions with respect to: expected volatility of our common stock price: the periods of time over which employees and members of our board are expected to hold their options prior to exercise; expected dividend yield on our common stock; and risk-free interest rates. Stock-based compensation expense also includes an estimate, which is made at the time of grant, of the number of awards that are expected to be forfeited. The estimate is revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

        See Note 12, "Stock-Based Compensation" for further discussion of employee stock-based compensation.

        The Company occasionally issues stock options and warrants to consultants of the Company in exchange for services. The Company has valued these options and warrants using the Black-Scholes option pricing model, at each reporting period and has recorded charges to operations over the vesting periods of the individual stock options or warrants. Such charges amounted to approximately $1,000, $8,000 and $56,000 during the years ended December 31, 2014, 2013 and 2012, respectively.

        Net Income (Loss) per Share.    Basic net income (loss) per share has been computed using the weighted-average number of common shares outstanding during the period. Dilutive net income (loss) per share is computed using the sum of the weighted-average number of common shares outstanding and the potential number of dilutive common shares outstanding during the period. Potential common shares consist of the shares issuable upon exercise of stock options and warrants. Potentially dilutive securities have been excluded from the computation of diluted net income (loss) per share in 2014, 2013 and 2012 as their inclusion would be anti-dilutive.

        The following table sets forth the computation of basic and diluted net income (loss) per share:

	Year Ended December 31,
(in thousands, except per share data)	2014	2013	2012
Numerator:
Net income (loss)	$26,761	$5,781	$(8,277)

Denominator:
Weighted-average shares outstanding	131,951	131,951	131,951
Effect of dilutive securities:
Stock options	434	482	—

Weighted-average shares outstanding for diluted loss	132,385	132,433	131,951

Net income (loss) per share:
Basic	$0.20	$0.04	$(0.06)

Diluted	$0.20	$0.04	$(0.06)

        For the year ended December 31, 2012, due to the loss applicable to common stockholders, loss per share is based on the weighted average number of common shares only, as the effect of including equivalent shares from stock options and warrants would be anti-dilutive. At December 31, 2014, 2013

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

and 2012, 40,179,706, 31,407,604 and 28,156,898 options and warrants, respectively, were excluded from the calculation of diluted earnings per share because the effect was anti-dilutive.

        Comprehensive Income (Loss).    Comprehensive income (loss) is the change in equity from transactions and other events and circumstances other than those resulting from investments by owners and distributions to owners. The consolidated comprehensive income (loss) for the Company was equal to the net income (loss) attributable to the Company for the years ended December 31, 2014, 2013 and 2012.

        Key Suppliers.    The Company is dependent on single or limited source suppliers for certain materials used in its research and development and commercial activities. The Company has generally been able to obtain adequate supplies of these components. However, an extended interruption in the supply of these components currently obtained from single or limited source suppliers could adversely affect the Company's research and development and commercial efforts.

        Income Taxes.    The Company accounts for income taxes under the liability method; under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

        The Company utilizes a two-step approach to recognize and measure uncertain tax positions, if any. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon tax authority examination, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

        Significant Customers and Risk.    All revenues recognized and/or deferred were primarily from AzaSite licensees. The Company is entitled to receive royalty revenues from net sales of AzaSite under the terms of its agreement with Inspire. Inspire was acquired by Merck in May 2011 and subsequently acquired by Akorn in November 2013. Accordingly, all trade receivables are concentrated with these parties during the years ended December 31, 2014, 2013 and 2012. Under the terms of the license with Inspire, Inspire, through its applicable parent company, has significant influence over the commercial success of AzaSite. Revenues from Akorn/Merck represented approximately 98%, 48% and 90% of total revenues for the years ended December 31, 2014, 2013 and 2012, respectively. In addition, in April 2013, the Company sold its rights to receive royalty payments relating to sales of Besivance and the amounts received in this sale represented 50% of the Company's revenues for the year ended December 31, 2013.

        Credit Risk.    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and short-term investments. The Company's cash, cash equivalents and short-term investments are primarily deposited in demand accounts with two financial institutions.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

1.     Business and Summary of Significant Accounting Policies (Continued)

        Risks from Third Party Manufacturing Concentration.    The Company relies on a single source manufacturer for each of its product candidates and on a single source manufacturer for the active pharmaceutical ingredient in its product candidates. Accordingly, delays in the manufacture of the Company's product candidates or the active pharmaceutical ingredients could adversely impact the development of the Company's product candidates. Furthermore, the Company has no control over the manufacture and the overall product supply chain of products for which it is entitled to receive revenue.

  Recent Accounting Pronouncements

        In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2014-09 ("ASU 2014-09"), Revenue from Contracts with Customers. The FASB and the International Accounting Standards Board ("IASB") initiated a joint project to clarify the principles for recognizing revenue and developed a common revenue recognition standard for U.S. generally accepted accounting principles ("GAAP') and International Financial Reporting Standards ("IFRS"). Under the guidance, an entity should recognize revenue when the entity satisfies a performance obligation within a contract at a determined transaction price. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company does not expect that the adoption of this standard will materially impact the Company's consolidated statement of financial position or results of operations.

        In August 2014, the FASB issued Accounting Standards Update No. 2014-15 ("ASU 2014-15"), Presentation of Financial Statements—Going Concern. This standard includes guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern within one year after the financial statements are issued. If conditions or events raise substantial doubt, the entity must disclose the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern, management's evaluation of those conditions or events, and management's plans to mitigate the conditions or events. This update is effective for interim and annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Company does not expect that the adoption of this standard will materially impact the Company's consolidated statement of financial position or results of operations.

2.     License Agreements

        In December 2003, the Company completed the sale of its drug candidate for the treatment of ocular infections to Bausch & Lomb Incorporated ("Bausch & Lomb"), wholly-owned by Valeant Pharmaceuticals International, Inc. ("Valeant") as of August 2013, pursuant to a Purchase Agreement and a License Agreement. Accordingly, Besivance was developed by Bausch & Lomb. In May 2009, the United States Food and Drug Administration ("FDA") approved Besivance to treat bacterial conjunctivitis (pink eye). Besivance was launched in the United States by Bausch & Lomb in the last half of 2009. In 2011, Besivance was launched internationally in select countries. During the years ended December 31, 2012, the Company recognized $2,126,000 of royalties related to net sales of Besivance by Bausch & Lomb. In April 2013, the Company sold the rights to receive royalty payments on sales of Besivance, beginning on January 1, 2013, for $15 million at closing, with an additional $1 million paid in February 2014 after certain 2013 Besivance sales targets were met. $0.5 million of

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

2.     License Agreements (Continued)

Besivance royalties previously recorded in 2013 were netted against the sales price. Under the terms of the agreement, if the purchasers receive specified levels of total cash from the Besivance royalty, the royalty would be returned to the Company in whole or in part. Patent protection for Besivance in the United States expires in 2021.

        On February 15, 2007, the Company entered into a license agreement for AzaSite® (the "Akorn License") with Inspire Pharmaceuticals, Inc. ("Inspire"). In May 2011, Merck & Co. ("Merck") acquired Inspire and Inspire became a wholly-owned subsidiary of Merck. In November 2013, Akorn, Inc. ("Akorn") acquired Inspire from Merck and Inspire became a wholly-owned subsidiary of Akorn. Under the Akorn License, the Company licensed to Inspire exclusive development and commercialization rights in the United States and Canada for topical anti-infective products containing azithromycin as the sole active ingredient for human ocular or ophthalmic indications. The Company also granted Inspire an exclusive sublicense under the Pfizer patent rights the Company has licensed under the Pfizer License discussed below. Inspire has the right to grant sublicenses under the terms of the Akorn License.

        Akorn, due to its acquisition of Inspire, pays the Company a royalty on net sales of AzaSite in the United States and Canada. Prior to the June 2014 amendment discussed below, the royalty rate was 25% of net sales of AzaSite in North America. Akorn is obligated to pay the Company royalties under the Akorn License for the longer of (i) eleven years from the launch of the first product or (ii) the period during which a valid claim under a patent exists. Until September 30, 2013, Merck paid the Company certain minimum royalties. The royalties are subject to certain reductions in the event of patent invalidity, generic competition, uncured material breach under the Akorn License or in the event that Akorn is required to pay license fees to third parties for the continued use of AzaSite. Akorn may also terminate the Akorn License at any time upon 6 months' notice.

        The Company also entered into a supply agreement (the "Supply Agreement") with Inspire on February 15, 2007 for the active pharmaceutical ingredient azithromycin. The Company had previously entered into a third-party supply agreement for the production of this active ingredient. The Supply Agreement was terminated in July 2012.

        On August 9, 2012, the Company and Merck amended the payment terms of the Akorn License. Under the amended terms, on a quarterly basis, Merck paid the Company the higher of the pro-rata annual minimum royalty or the earned royalty for 2012 and 2013. In addition, in August 2012, Merck paid the Company a $7.3 million catch-up payment for the difference between the earned royalties already paid for the fourth quarter of 2011 and the first and second quarters of 2012, and the pro-rata annual minimum royalties for those quarters. For the fiscal years ended September 30, 2013, 2012 and 2011, the measurement period pursuant to the terms of the Akorn License, the Company received $19 million, $17 million and $15 million, respectively, in minimum royalties from Merck. The obligation to make minimum royalty payments terminated in September 2013 and Akorn's obligation to pay earned royalties may be suspended upon the occurrence of certain events, such as a requirement by the FDA or other governmental agency to suspend the marketing of AzaSite or withdraw it from the market in the United States.

        On June 20, 2013, the Company and Merck entered into an amendment to the Akorn License. The amendment granted back to the Company, the right to develop and commercialize AzaSite Xtra™

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

2.     License Agreements (Continued)

in the United States and Canada. The amendment also granted Akorn the exclusive option, but not the obligation, to re-acquire the exclusive right to develop and commercialize AzaSite Xtra in the United States and Canada. The option can be exercised during the period commencing on the effective date of the amendment and ending on the date that is ten (10) business days following the first regulatory approval of AzaSite Xtra in the United States, unless the Akorn License is earlier terminated or has expired in accordance with its terms. Upon exercise of the option, Akorn is required to pay the Company a one-time payment. In addition, in the event that Akorn exercises the option, Akorn will be obligated to pay the Company royalties on net sales of AzaSite Xtra.

        On June 10, 2014, the Company entered into an amendment to the Akorn License (the "Amendment"). Under the Amendment, Akorn paid the Company an amendment fee of $6.0 million in return for a lower royalty on net sales of AzaSite in North America. The $6.0 million was used by the Company to repurchase and cancel the AzaSite Notes (see Note 8, "Secured Notes Payable" for further discussion). Pursuant to the Amendment, effective April 1, 2014, for annual net sales of AzaSite, the royalty is (1) 8.0% on net sales less than $20.0 million, subject to increase to 9.0% in the event that Akorn enters into certain settlements with third parties seeking to launch generic versions of AzaSite, (2) 12.5% on net sales greater than or equal to $20.0 million and less than or equal to $50.0 million and (3) 15.0% on net sales in excess of $50.0 million. For annual net sales of AzaSite Xtra, the royalty would be 12.5% on net sales less than $30.0 million and 15.0% on net sales greater than or equal to $30.0 million. The Company waived any right to consent to any settlements regarding AzaSite (see Note 13, "Legal Proceedings" for further discussion) and agreed to cooperate to effectuate any such settlement.

        The Amendment further provides that in the event AzaSite Xtra has received regulatory approval and has been commercially launched by Akorn, as to any calendar quarter, Akorn would not be obligated to pay any royalties as to a licensed product in a given country where sales of a generic equivalent of such licensed product occur in such country. Akorn may, at Akorn's expense, act to acquire and maintain on the Company's behalf, registrations for certain Company trademarks in North America. In addition, Akorn may, but is not obligated to, pay any maintenance or other fees related to the maintenance of certain patents licensed by the Company to Akorn in the event the Company fails to pay any such fee.

        During the years ended December 31, 2014, 2013 and 2012, the Company recognized $2.0 million, $14.3 million and $19.5 million, respectively, of royalties related to the Akorn License. During the years ended December 31, 2014 and 2013, the Company recognized $0.1 million and $0.5 million, respectively, of revenue from Akorn for manufacturing equipment rental and the sale of the active ingredient, azithromycin.

        On February 15, 2007, the Company entered into a worldwide, exclusive, royalty-bearing license agreement with Pfizer Inc. ("Pfizer") under Pfizer's patent family titled "Method of Treating Eye Infections with Azithromycin" for ocular anti-infective product candidates known as AzaSite and AzaSite Plus (the "Pfizer License"). Under the Pfizer License, the Company is required to pay Pfizer a low single digit royalty based on net sales of the licensed products and to use reasonable commercial efforts to seek regulatory approval for and market licensed products. The Pfizer License provides the Company the right to grant sublicenses thereunder, subject to Pfizer's prior approval, which approval shall not be unreasonably withheld. Pfizer approved the sublicense granted to Akorn, and previously to

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

2.     License Agreements (Continued)

Merck prior to November 2013. Based on the royalty reports provided by Merck and Akorn, for the years ended December 31, 2014, 2013 and 2012, the Company recorded third-party royalties of $0.5 million, $0.4 million and $1.1 million, respectively, due primarily under the Pfizer License.

        The Company has entered into, and will continue to pursue additional licensing agreements, corporate collaborations and service contracts. There can be no assurance that the Company will be able to negotiate acceptable collaborative, licensing or service agreements, or that the existing arrangements will be successful or renewed or will not be terminated.

3.     Short-term Investments

        As of December 31, 2014, the Company had no short-term investments. As of December 31, 2013, the Company had $5.0 million in short-term investments. The Company's investment policy is to limit the risk of principal loss and to ensure safety of invested funds by generally attempting to limit market risk. Accordingly, the Company's short-term investments were invested in U.S. Treasury securities with original maturities of 12 months or less. They are classified as trading securities principally bought and held for the purpose of selling them in the near term, with unrealized gains and losses included in earnings. At December 31, 2013, the unrealized gains on these short-term investments were insignificant.

4.     Accounts Receivable

        Accounts receivable represent amounts due to the Company from its licensees or former licenses, including Akorn and other third parties. At December 31, 2014, accounts receivable included $0.3 million due from Akorn for earned royalties on net sales of AzaSite and manufacturing equipment rental. At December 31, 2013, accounts receivable included $1.0 million for reaching certain 2013 Besivance sales targets related to the sale of the rights to receive Besivance royalty payments. At December 31, 2014 and 2013, the Company did not record a bad debt allowance related to any accounts receivable as all amounts were reasonably expected to be collected. The need for a bad debt allowance is evaluated each reporting period based on the Company's assessment of the collectability of such amounts.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

5.     Property and Equipment, net

        Property and equipment, net consisted of the following (in thousands):

	December 31,
	2014	2013
Laboratory and other equipment	$2,408	$1,445
Leasehold improvements	663	45
Furniture and fixtures	49	14
Construction in Progress	—	1,115

	3,120	2,619
Accumulated depreciation and amortization	(1,523)	(1,188)

Property and equipment, net	$1,597	$1,431

6.     Warrant Liability

        On July 18, 2011, the Company completed a private placement financing transaction in which it sold shares of its common stock and warrants to purchase shares of its common stock. The Company sold a total of 36,978,440 shares of common stock, at a price of $0.60 per share, and issued warrants to purchase up to 14,791,376 shares of common stock. The warrants are exercisable at $0.75 per share and expire five years from the date of issuance. The private placement resulted in $22.2 million in gross proceeds and approximately $20.4 million in net proceeds to the Company after deducting placement agent fees, legal, accounting and other costs associated with the transaction. The Company has used the net proceeds of the transaction to fund clinical trials and for general corporate purposes, including working capital.

        In the fourth quarter of 2014, the Company completed private placement debt financing transactions, see Note 8, "Secured Notes Payable" for further discussion. In connection with the debt financings, the Company issued warrants to purchase up to 2,053,169 shares, 200,620 shares and 2,824,281 shares of common stock that are exercisable at $0.33, $0.31 and $0.26, respectively, per share and expire five years from the date of issuance.

        As discussed in Note 1, "Business and Summary of Significant Accounting Policies", the warrants issued in 2011 and 2014 included a provision that provides the warrant holders with an option to require the Company (or its successor) to purchase the warrants for cash in an amount equal to the Black-Scholes value in the event of a "Fundamental Transaction" (as defined in the warrant agreements). Accordingly, the fair value of the warrants at the issuance date was estimated using the Black-Scholes Model, as determined in accordance with the terms of the warrant agreements, and the Company recorded an initial warrant liability valuation of $6.4 million in 2011 and $1.0 million in 2014. The Company remeasured the warrant liability at December 31, 2014 and 2013, and recorded a decrease to the warrant liability of approximately $1.5 million and $0.6 million, respectively, which was recognized as income in the Company's Consolidated Statement of Operations for the years ended December 31, 2014 and 2013. Additional disclosures regarding assumptions used in calculating the fair value of the warrant liability are included in Note 1, "Business and Summary of Significant Accounting Policies."

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

7.     Lease Incentive

        On August 1, 2013, the Company and Legacy Partners I Alameda, LLC entered into the fifth amendment to the Company's lease, dated September 1, 1996, which covers the Company's space at 965 Atlantic Avenue and 2020 Challenger Drive, in Alameda, California. Under the terms of the amendment, the term of the Company's lease was extended until December 2020 and the Company was eligible to receive up to $1.3 million from Legacy Partners for leasehold improvements for both buildings.

        For the years ended December 31, 2014 and 2013, the Company incurred $0.2 million and $1.1 million, respectively, for leasehold improvements under the terms of the amendment for both buildings. The lease incentives were recognized as reductions of rental expense on a straight-line basis over the term of the lease. As of December 31, 2013, the leasehold improvements had not placed in service and were recorded as Construction in Progress, see Note 5, "Property and Equipment, net." The leasehold improvements were placed in service during the first quarter of 2014 and amortized over the life of the lease or their estimated useful lives, whichever is shorter, using the straight-line method. As of December 31, 2014, $0.9 million of the lease incentives were classified as long-term and $0.2 million were classified as current in the Company's Consolidated Balance Sheets. As of December 31, 2013, the reimbursement of $1.1 million from Legacy Partners was recorded as Other receivables in the Company's Consolidated Balance Sheets. As of December 31, 2014, there was no remaining reimbursement receivable from Legacy Partners.

8.     Secured Notes Payable

        In February 2008, the Company's wholly-owned subsidiary, Azithromycin Royalty Sub, LLC, (the "Subsidiary") completed a private placement of $60.0 million in aggregate principal amount of the AzaSite Notes, which were non-convertible, non-recourse promissory notes due in 2019. Net proceeds from the financing were approximately $55.3 million after transaction costs of approximately $4.7 million. The annual interest rate on the notes is 16% with interest payable quarterly in arrears. The notes were secured by royalties to be paid to the Company by Akorn from net sales of AzaSite in the United States. The secured notes were non-recourse to InSite Vision Incorporated.

        For the quarter ended December 31, 2013, the Subsidiary received insufficient royalties to make the interest payment in full that was due on February 15, 2014. The Company had the ability to make-up this shortfall with its own cash resources. This shortfall in the interest payment was not an event of default. However, if the Company did not pay in full the shortfall (plus interest thereon) by May 15, 2014, the Subsidiary would trigger an event of default under the indenture. The Company had no intention to pay this shortfall. Accordingly, an event of default was likely on May 15, 2014. To the extent that an event of default occurred, the bondholders could seek available remedies, which included foreclosure on the Subsidiary, which would mean the Company would lose all interest in AzaSite Royalty Sub and lose its right to receive AzaSite royalties in North America. The Company's ability to receive future revenue from sales of AzaSite was dependent on the Company's subsidiary repaying the AzaSite Notes and interest in a timely fashion. If the Company's subsidiary did not cure the expected event of default, the Company was highly unlikely to receive future revenue from AzaSite. Based on earned royalty levels, the earned royalties would not cover future required interest payments. As such, as of December 31, 2013, $41.3 million of secured notes was classified as current along with the unamortized debt issuance costs.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

8.     Secured Notes Payable (Continued)

        For the quarter ended March 31, 2014, the Subsidiary received insufficient royalties to make the interest payments in full that were due on the notes. Accordingly, an event of default occurred on May 15, 2014.

        On June 10, 2014, the Subsidiary and the noteholders entered into a Note Purchase Agreement under which the Subsidiary repurchased and cancelled the AzaSite Notes for a single payment of $6.0 million. The $6.0 million payment to the noteholders was funded by the $6.0 million amendment fee paid by Akorn pursuant to the Amendment. As a result of the cancellation, the remaining principal on the AzaSite Notes of $41.3 million and accrued interest of $2.8 million was extinguished. In addition, the Subsidiary wrote-off the remaining balance of $2.1 million in debt issuance costs and incurred less than $0.1 million of legal and professional fees. In the Consolidated Statement of Operations for the year ended December 31, 2014, the unpaid principal of $35.3 million and unpaid interest of $2.8 million, less the write-off of debt issuance costs of $2.1 million and legal fees, totaling $36.0 million, are included under "Gain on Extinguishment of Debt" and represented basic and diluted net income per share of $0.27. In the Consolidated Statement of Cash Flows for the year ended December 31, 2014, $36.0 million is included under "Non-cash financing activities—Debt extinguishment."

        In the fourth quarter of 2014, the Company entered into a Securities Purchase Agreement (the "Purchase Agreement") with certain purchasers (the "Purchasers") pursuant to which the Company agreed to sell 12% Senior Secured Notes (the "Notes") in an aggregate principal amount of up to $15 million and issue warrants to purchase shares of the Company's common stock. The Company sold and issued Notes to the Purchasers and issued to the Purchasers warrants to purchase shares of the Company's common stock, as follows:

Date Issued	Aggregate Principal Amount	Warrant Shares	Warrant Exercise Price
October 9, 2014	$2.4 million	2,053,169	$0.33
November 21, 2014	$0.2 million	200,620	$0.31
December 10, 2014	$2.6 million	2,824,281	$0.26

Total	$5.2 million	5,078,070

        The total loan commitment by the Purchasers pursuant to the Purchase Agreement is $7.8 million. Accordingly, the Company has the option to sell additional Notes in an aggregate principal amount of $2.6 million to the Purchasers. The Company's right to sell and issue additional Notes and to issue additional warrants in connection with such Notes expires on October 9, 2016.

        The Notes are senior secured obligations of the Company and are secured by substantially all of the assets of the Company, including its intellectual property. The Notes have a maturity date of one year from the date of issuance, which may be extended for one year at the option of the Company. The Notes bear interest at a rate of 12% per annum. In the event that the Company extends the maturity date, the interest rate increases to 14% per annum.

        Riverbank Capital Securities acted as the placement agent (the "Placement Agent") for the offering of Notes and warrants pursuant to the Purchase Agreement and received $311,800, a 6% cash

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

8.     Secured Notes Payable (Continued)

commission on the gross proceeds from the sale of the Notes and issuance of the warrants on October 9, 2014. Timothy McInerney, the Chairman of the Board of the Company and a member of the Company's Board of Directors, is a principal of the Placement Agent and is a Purchaser in the offering of Notes and warrants under the same terms as the other Purchasers.

        The Company incurred $0.5 million in placement agent and legal fees and $1.0 million (non-cash) for the initial valuation of the warrants issued with the Notes. These amounts are recorded as debt issuance costs and are amortized using the effective interest rate method.

9.     Commitments and Contingencies

        The Company has entered into certain license agreements that require it to make royalty payments for the life of the licensed patents. The estimated royalty payments related to the net sales of AzaSite in North America are approximately $1.8 million for the period 2015 through 2018. These contractual obligations are reflected in the Company's financial statements once the related obligation becomes due.

        The Company conducts its operations from leased facilities in Alameda, California under non-cancelable operating lease agreements that expire in December 2020. Lease payments include rent and the Company's pro-rata share of operation expenses. The Company subleases a portion of the facility under a lease agreement that expired on January 31, 2015. Lease income includes rent and a pro-rata share of operation expenses. For accounting purposes, the Company is amortizing all rent payments, receipts and lease incentives ratably over the life of the lease. Rent expense for the years ended December 31, 2014, 2013 and 2012, was $314,000, $583,000, and $697,000, respectively. Future minimum lease payments under the operating lease and future cash receipts from the sublease, are as follows (in thousands):

Year Ending December 31,	Operating Lease Cash Payments	Operating Sublease Cash Receipts	Operating Lease Cash Payments, net
2015	$709	$13	$696
2016	736	—	736
2017	762	—	762
2018	788	—	788
2019	815	—	815
2020 and thereafter	826	—	826

	$4,636	$13	$4,623

10.   Income Taxes

Provision for Income Taxes

        There was no provision for income taxes for the years ended December 31, 2014, 2013 and 2012 due to the Company's net operating losses.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

10.   Income Taxes (Continued)

        Income tax provision related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 34% to pretax loss as follows (in thousands):

	2014	2013	2012
Tax provision at federal statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	0.0%	0.0%	0.0%
Warrant liability	–1.9%	–3.4%	7.8%
Other permanent differences	0.0%	0.1%	0.0%
Credits	–4.1%	–11.9%	0.0%
Credit Reserves	4.4%	0.0%	0.0%
Expiring net operating losses	0.0%	0.0%	–15.0%
True up of deferred tax assets	0.0%	0.0%	0.0%
Valuation allowance	–32.4%	–18.8%	–26.8%

Effective tax rate	0.0%	0.0%	0.0%

Deferred Tax Assets and Liabilities

        Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets for federal and state income taxes as of December 31, 2014 and 2013 were as follows (in thousands):

	2014	2013
Deferred tax assets:
Net operating loss carryforwards	$31,342	$39,555
Tax credit carryforwards	7,937	8,936
Capitalized research and development	9,244	11,746
Depreciation	162	165
Other	2,114	1,251

Total deferred tax assets	50,799	61,653
Valuation allowance	(50,799)	(61,653)

Net deferred tax assets	$—	$—

        Realization of the Company's deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Because of the Company's lack of earnings history, the net deferred tax assets have been fully offset by a valuation allowance. During the years ended December 31, 2014 and 2013, the valuation allowance decreased by $10.9 million and $1.0 million, respectively.

        At December 31, 2014, the Company had net operating loss carryforwards for federal income tax purposes of approximately $80.4 million, which expire in the years 2022 through 2034 and federal tax credits of approximately $5.2 million, which expire in the years 2018 through 2034. At December 31,

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

10.   Income Taxes (Continued)

2014, the Company also had net operating loss carryforwards for state income tax purposes of approximately $66.7 million, which expire in the years 2016 through 2034, and state research and development tax credits of approximately $5.4 million, which carry forward indefinitely. The reduction of net operating loss carryforwards from the prior year is due primarily to debt forgiveness that was excluded from taxable income but resulted in a reduction of net operating loss carryforwards for federal and state purposes and expiring net operating losses.

        The future utilization of the Company's net operating loss carryforwards to offset future taxable income is subject to an annual limitation as a result of ownership changes that have occurred previously, and may be further impacted by future ownership changes. As necessary, the deferred tax assets have been reduced by any carryforwards that expire prior to utilization as a result of such limitations, with a corresponding reduction of the valuation allowance. These carryforwards may be further reduced if the Company has any additional ownership changes in the future.

        The valuation allowance includes amounts of benefit at both December 31, 2014 and 2013 related to stock-based compensation and exercises, prior to the implementation of Accounting Standards Codification 515 and 718 that will be credited to additional paid-in capital when realized.

Unrecognized Tax Benefits

        The Company has incurred net operating losses since inception and does not have any unrecognized tax benefits. The Company's policy is to include interest and penalties related to unrecognized tax benefits, if any, within the provision for taxes in the consolidated statements of operations. If the Company is eventually able to recognize its uncertain positions, its effective tax rate would be reduced. The Company currently has a full valuation allowance against its net deferred tax assets which would impact the timing of the effective tax rate benefit should any uncertain tax positions be favorably settled in the future. Any adjustments to the Company's uncertain tax positions would result in an adjustment of its net operating loss or tax credit carry forwards.

        The Company files income tax returns in the U.S. federal and California jurisdictions. The Company is no longer subject to tax examinations for years before 2011 for federal returns and 2010 for California returns, except to the extent that it utilizes net operating losses or tax credit carryforwards that originated before those years. The Company is not currently under audit by any major tax jurisdiction nor has it been in the past.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

10.   Income Taxes (Continued)

        The Company had the following activity relating to unrecognized tax benefits (in thousands):

	2014	2013	2012
Beginning Balance	—	—	—
Tax positions related to current year:
Additions:
Federal	110	—	—
State	108	—	—

Total	218	—	—
Reductions	—	—	—
Tax positions related to prior years:
Additions
Federal	1,179	—	—
State	1,249	—	—

Total	2,428	—	—
Reductions	—	—	—
Settlements	—	—	—
Lapses in Statutes of Limitations	—	—	—

Ending Balance	2,646	—	—

        Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, the Company does not anticipate any significant changes to unrecognized tax benefits over the next 12 months. During the years ended December 31, 2014 and 2013, no interest or penalties were required to be recognized relating to unrecognized tax benefits.

11.   Common Stock Warrants

        The following table shows outstanding warrants as of December 31, 2014, issued in the July 2011 private placement financing transaction and in private placement debt financing transactions that closed in the fourth quarter of 2014. All of the outstanding warrants have cashless exercise provisions in the event the registration statement registering the resale of the shares of common stock issuable upon

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

11.   Common Stock Warrants (Continued)

exercise of the warrants is not effective or the prospectus forming a part of the registration statement is not current. All warrants are exercisable for common stock.

Date Issued	Warrant Shares	Exercise Price	Expiration Date	Cash if Exercised
July 18, 2011	14,791,376	$0.75	July 18, 2016	$11,093,532
October 9, 2014	2,053,169	$0.33	October 9, 2019	$677,546
November 21, 2014	200,620	$0.31	November 21, 2019	$62,192
December 10, 2014	2,824,281	$0.26	December 10, 2019	$734,313

Total	19,869,446			$12,567,583

12.   Stock-Based Compensation

Equity Incentive Program

        In 2007, the Company's stockholders approved the Company's 2007 Performance Incentive Plan (the "2007 Plan"), which provides for grants of options and other equity-based awards to the Company's employees, directors and consultants. Options granted under this plan, and its predecessor plan, expire 10 years after the date of grant and become exercisable at such times and under such conditions as determined by the Company's Board of Directors (generally, with 25% vesting after one year and the balance vesting on a daily basis over the next three years of service). Upon termination of the optionee's service, unvested options terminate and vested options generally expire three months thereafter, if not exercised. Only nonqualified stock options have been granted under this plan to date. On January 1 of each calendar year during the term of the 2007 Plan, the shares of common stock available for issuance under the 2007 Plan will be increased by the lesser of (i) 2% of the total outstanding shares of common stock on December 31 of the preceding calendar year and (ii) 3,000,000 shares. The Board of Directors of the Company delayed the effectiveness of the January 1, 2015 increase in the number of shares available for issuance under the 2007 Plan until such time as (i) the Board determines otherwise, or (ii) the Company's stockholders approve an increase in the authorized shares of common stock under the Company's Certificate of Incorporation (as amended).

Employee Stock Purchase Plans

        The Company maintained an employee stock purchase plan, adopted in 1994 and amended thereafter (the "Purchase Plan"), until August 2009. In August 2009, the Purchase Plan was suspended. No new offering period will commence and no additional shares will be added to the Purchase Plan under its evergreen provision unless and until approved by the Company's Board of Directors. The Purchase Plan operated in 24-month "offering periods" that are each divided into four six-month "purchase periods." The Purchase Plan allowed eligible employees to purchase Common Stock at 85% of the lower of the fair market value of the Common Stock on the first day of the applicable offering period or the fair market value of the Common Stock on the last day of the applicable purchase period. Purchases were limited to 10% of each employee's eligible compensation, subject to certain Internal Revenue Service restrictions. All of the Company's employees were eligible to participate in the Purchase Plan after certain service periods were met. The number of shares available for issuance under the Purchase Plan was automatically increased on the first trading day in January each calendar

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

12.   Stock-Based Compensation (Continued)

year, by an amount equal to 0.5% of the total number of shares of Common Stock outstanding on the last trading day in December in the immediately preceding calendar year, but in no event will any such annual increase exceed 125,000 shares. No shares have been issued under the Purchase Plan since 2009. As of December 31, 2014, there was no remaining unrecorded deferred stock-based compensation expense related to the Purchase Plan. As of December 31, 2014, 515,183 shares were reserved for issuance under the Purchase Plan.

Stock-based Compensation

        Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. All of the Company's stock compensation is accounted for as an equity instrument.

        The effect of recording stock-based compensation for the years ended December 31, 2014, 2013 and 2012 was as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Stock-based compensation expense by type of award:
Employee stock options	$890	$926	$891
Scientific Advisory Board stock options	1	8	56

Total stock-based compensation	$891	$934	$947

        Stock-based compensation included in expense line items in the Consolidated Statements of Operations for the year ended December 31, 2014, 2013 and 2012 was as follows (in thousands):

	Year Ended December 31,
	2014	2013	2012
Research and development	$351	$331	$271
General and administrative	540	603	676

	$891	$934	$947

        During the years ended December 31, 2014 and 2013, respectively, the Company granted options to purchase 3,939,500 and 4,124,374 shares of common stock with an estimated total grant date fair value of $0.7 million and $0.9 million. Based on the Company's historical experience of option pre-vesting cancellations and estimates of future forfeiture rates, the Company has assumed an annualized forfeiture rate of 10% for its options for all periods disclosed. Accordingly, for the years ended December 31, 2014 and 2013, the Company estimated that the stock-based compensation for the awards not expected to vest was $0.2 million and $0.3 million, respectively.

        As of December 31, 2014 and 2013, the unrecorded deferred stock-based compensation balances related to stock options were $1.0 million and $1.2 million, respectively, and will be recognized over an estimated weighted-average amortization period of 2.4 years.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

12.   Stock-Based Compensation (Continued)

Fair Value Assumptions

        The fair value of each option grant is estimated using the Black-Scholes valuation model on the date of grant and the graded-vesting method with the following weighted-average assumptions:

	Year ended December 31,
Stock Options	2014	2013	2012
Risk-free interest rate	1.7%	0.9%	0.7%
Expected term (years)	5	5	5
Expected dividends	0.0%	0.0%	0.0%
Volatility	88.1%	89.9%	90.9%

        The expected dividend yield was set at zero because the Company has never paid cash dividends and has no present intention to pay cash dividends. Expected volatility was based on the historical volatility of the Company's common stock and the expected moderation in future volatility over the period commensurate with the expected life of the options and other factors. The risk-free interest rates were taken from the Daily Federal Yield Curve Rates as of the grant dates as published by the Federal Reserve and represent the yields on actively traded U.S. Treasury securities for terms equal to the expected term of the options. The expected term calculation was based on the terms utilized by the Company's peers, observed historical option exercise behavior and forfeitures of options by the Company's employees.

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

12.   Stock-Based Compensation (Continued)

        The following is a summary of activity under the Company's stock option plans for the indicated periods:

	Number of shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2011	11,003,963	$0.41

Granted	4,047,500	0.42
Exercised	—	0.00
Forfeited	(784,223)	0.37
Expired	(901,718)	0.38

Outstanding at December 31, 2012	13,365,522	0.42	7.69	$156

Granted	4,124,374	0.31
Exercised	—	0.00
Forfeited	(323,479)	0.33
Expired	(68,433)	0.62

Outstanding at December 31, 2013	17,097,984	0.39	7.22	195

Granted	3,939,500	0.27
Exercised	—	0.00
Forfeited	(108,190)	0.33
Expired	(184,653)	0.61

Outstanding at December 31, 2014	20,744,641	$0.37	6.82	$—

Options vested and expected to vest at December 31, 2014	20,211,174	$0.37	6.76	$—
Options exercisable at December 31, 2014	14,750,731	$0.39	6.04	$—

        At December 31, 2014, the Company had 3,513,717 shares of common stock available for grant under its 2007 Plan. The weighted average grant date fair value of options granted during the years ended December 31, 2014, 2013 and 2012 was $0.19, $0.21 and $0.29, respectively. No options were exercised during the year ended December 31, 2014, 2013 and 2012.

        At December 31, 2013 and 2012, options to purchase 11,094,139 and 7,752,944 shares of common stock were exercisable at weighted-average exercise prices of $0.41 and $0.42, per share, respectively.

13.   Legal Proceedings

        The Company is subject to various claims and legal actions during the ordinary course of its business.

        In April 2011, the Company received a Notice Letter that Sandoz, Inc. or Sandoz, has filed an Abbreviated New Drug Application, or ANDA, with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution, or the Sandoz Product, prior to the expiration of the five U.S. patents listed in the Orange Book for AzaSite, which include four of our patents and one patent

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

13.   Legal Proceedings (Continued)

licensed to us by Pfizer. In the paragraph IV Certification accompanying the Sandoz ANDA filing, Sandoz alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Sandoz Product. On May 26, 2011, we, Merck and Pfizer filed a patent infringement lawsuit against Sandoz and related entities. The plaintiff companies agreed that Merck would take the lead in prosecuting this lawsuit. Before the trial, the patents involved in the litigation were limited to the one Pfizer patent and three of our patents. On October 4, 2013, the United States District Court for the District of New Jersey entered a Final Judgment in favor of us and the other plaintiffs finding all the asserted claims of the patents in the litigation valid and infringed by Sandoz and related entities. The Court Order specified that the effective date of any FDA approval of a Sandoz ANDA for generic 1% azithromycin ophthalmic solution products would be no earlier than the expiration date of the patents in the litigation. On November 4, 2013, Sandoz filed an appeal of this decision to the United States Court of Appeals for the Federal Circuit. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. Akorn has taken the lead in prosecuting this lawsuit. We and the other plaintiffs intend to vigorously contest any Sandoz assertions that these patents should have been found not infringed, invalid and/or unenforceable.

        On January 3, 2013, certain plaintiffs filed a complaint in circuit court in Fayette County, Kentucky against Bausch & Lomb and the Company alleging that they were injured when treated with the Bausch & Lomb product Besivance following a photorefractive keratectomy. In February 2013, Bausch & Lomb removed the case to the United States District Court for the Eastern District of Kentucky. The Company moved to dismiss for lack of jurisdiction and in January 2014, the plaintiffs filed a response conceding to the Company's motion to dismiss for lack of personal jurisdiction. On March 7, 2014, the matter was taken off docket by the District Court. The Company subsequently received a complete release of all claims.

        In May 2013, the Company received a Notice Letter that Mylan Pharmaceuticals, Inc. or Mylan, has filed an ANDA with the FDA seeking marketing approval for a 1% azithromycin ophthalmic solution, or the Mylan Product, prior to the expiration of the U.S. patents listed in the Orange Book for AzaSite, which include three of our patents and one patent licensed to us by Pfizer. In the paragraph IV Certification accompanying the Mylan ANDA filing, Mylan alleges that the claims of the Orange Book listed patents are invalid, unenforceable and/or will not be infringed upon by the Mylan Product. On June 14, 2013, we, Merck and Pfizer filed a patent infringement lawsuit against Mylan and a related entity. On November 15, 2013, Akorn acquired Inspire from Merck, and as such, acquired the rights to AzaSite in North America. The plaintiff companies have agreed that Akorn will take the lead in prosecuting this lawsuit. The filing of this lawsuit triggered an automatic stay, or bar, of the FDA's approval of the ANDA for up to 30 months or until a final district court decision of the infringement lawsuit, whichever comes first. We and the other plaintiffs intend to vigorously enforce our patent rights relating to AzaSite and vigorously contest any Mylan assertions that these patents are invalid and/or unenforceable.

        On July 24, 2014, Karin Stiens filed a complaint against Bausch & Lomb, Dr. Lance Ferguson and the Company (Fayette (Kentucky) Circuit Court Civil Action No. 14-CI-2829) alleging that she suffered ophthalmological damage when Dr. Ferguson engaged in off-label use of Besivance in a photorefractive keratectomy procedure as a prophylactic antibiotic. The plaintiff alleges that Bausch & Lomb and the

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

13.   Legal Proceedings (Continued)

Company negligently tested, marketed and distributed Besivance, and negligently informed medical providers and consumers about Besivance. The complaint contains no facts supporting these general allegations, no facts supporting the plaintiff's claim of permanent injuries and no allegations asserting Kentucky jurisdiction over the Company. The plaintiff has not pleaded any specific amount in damages nor made any demand. The Company is investigating the plaintiff's allegations. The Company filed its answer on August 18, 2014.

        There are currently no other claims or legal actions that would have a material adverse impact on our financial position, operations or potential performance.

14.   Quarterly Results (Unaudited)

        The following table is a summary of the quarterly results of operations for the years ended December 31, 2014 and 2013. The Company believes that the following information reflects all normal recurring adjustments necessary for a fair presentation of the information for the periods presented. The Company's operating results for any quarter are not necessarily indicative of results for any future period.

	2014
(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$1,153	$6,349	$360	$352
Cost of revenues	138	158	159	123
Gross profit	1,015	6,191	201	229
Income (loss) from operations	(3,472)	2,256	(2,915)	(3,088)
Net income (loss)	(4,679)	37,149	(3,280)	(2,429)
—basic	$(0.04)	$0.28	$(0.02)	$(0.02)
—diluted	$(0.04)	$0.28	$(0.02)	$(0.02)

	2013
(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$5,260	$19,240	$5,254	$1,068
Cost of revenues	85	167	130	3
Gross profit	5,175	19,073	5,124	1,065
Income (loss) from operations	355	13,972	1,319	(2,541)
Net income (loss)	(1,921)	12,116	579	(4,993)
—basic	$(0.01)	$0.09	$0.00	$(0.04)
—diluted	$(0.01)	$0.09	$0.00	$(0.04)

15.   Subsequent Events

        On January 29, 2015, the Company entered into a license agreement with Nicox S.A. ("Nicox"), a France-based publicly traded company, for the development and commercialization of AzaSite (1% azithromycin), AzaSite Xtra (2% azithromycin) and BromSite (0.075% bromfenac) in Europe, Middle East and Africa (105 total countries). Under the terms of the license, the Company received an upfront

INSITE VISION INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2014, 2013 and 2012

15.   Subsequent Events (Continued)

payment of $3.0 million and will potentially receive $13.75 million in milestone payments. It will also receive tiered, mid-single digit to double-digit royalties on the net sales of these three products.

        Under the license agreement, Nicox can request up to twelve full-time equivalent ("FTE") employees from the Company to assist with presenting data to regulatory authorities in the European Union, obtaining European Union regulatory approvals and dealing with the approved product manufacturer in the United States. Nicox has agreed to reimburse the Company for the use of its employees. Should the twelve FTE employees be needed for a full year, the reimbursement to the Company would be approximately $3.6 million.

        A joint collaboration and development committee will oversee further product development of the licensed products for the European Union including AzaSite Xtra and any additional indications for BromSite. The Company has the right to utilize the jointly developed data for regulatory approval outside of the Nicox territory including in the United States. Each company will bear 50% of the development cost.

        The Company evaluated subsequent events through the date on which the financial statements were issued, and has determined that there are no additional subsequent events that require adjustments or the addition of disclosure to the financial statements for the year ended December 31, 2014.

 ANNEX A

EXECUTION COPY

AMENDED AND RESTATED
AGREEMENT AND
PLAN OF MERGER

by and among

INSITE VISION INCORPORATED,
QLT INC.
and
ISOTOPE ACQUISITION CORP.

Dated as of June 8, 2015,
as amended and restated July 16, 2015

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

        This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of June 8, 2015, as amended and restated July 16, 2015 (the "Execution Date"), is by and among INSITE VISION INCORPORATED, a Delaware corporation (the "Company"), QLT INC., a corporation incorporated under the laws of British Columbia ("Parent"), and ISOTOPE ACQUISITION CORP., a Delaware corporation and a wholly owned indirect Subsidiary of Parent ("Merger Sub" and, together with Parent and the Company, the "Parties" and each, individually, a "Party").

WITNESSETH:

        WHEREAS, the Parties desire to amend and restate that certain Agreement and Plan of Merger, dated as of June 8, 2015 (the "Original Execution Date"), among the Company, Parent and Merger Sub (the "Original Merger Agreement") in its entirety on the terms and subject to the conditions set forth herein;

        WHEREAS, the Parties intend that Merger Sub shall be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly owned Subsidiary of Parent;

        WHEREAS, the Board of Directors of the Company (the "Company Board") has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company (the "Company Stockholders");

        WHEREAS, Parent is the sole stockholder of 3088922, Inc., a Delaware corporation ("Intermediate Co. 1"), Intermediate Co. 1 is the sole stockholder of QLT Plug Delivery, Inc., a Delaware corporation ("Intermediate Co. 2"), and Intermediate Co. 2 is the sole stockholder of Merger Sub;

        WHEREAS, the Board of Directors of each of Intermediate Co. 2 and Merger Sub has unanimously (i) determined that it is in the best interests of Merger Sub and Parent, its ultimate parent entity, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the Subscription, and (iii) resolved to recommend adoption of this Agreement by Intermediate Co. 2, as the sole stockholder of Merger Sub;

        WHEREAS, the Board of Directors of Parent (the "Parent Board") has (i) determined that it is in the best interests of Parent to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Merger and the issuance of Parent Common Shares pursuant to the Transactions (the "Share Issuance"), and the Subscription, and (iii) adopted resolutions approving this Agreement and the Merger, the Share Issuance, the Subscription and the other Transactions;

        WHEREAS, simultaneously with the execution and delivery of the Original Merger Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company (the "Company Specified Stockholders") entered into voting agreements, in substantially the form set forth on Exhibit A, concurrently with the execution of the Original Merger Agreement, providing that, among other things, the Company Specified Stockholders will vote their shares of Company Common Stock in accordance with the Company Board Recommendation;

        WHEREAS, Parent and the Company have entered into that certain loan agreement, dated as of the date of this Agreement (the "Loan Agreement"), pursuant to which Parent has agreed, subject to the terms and conditions thereof, to provide a secured line of credit to the Company;

        WHEREAS, the holders of the Company's outstanding 12% Senior Secured Notes (the "Notes") identified on Annex A have agreed to waive their rights to a mandatory redemption of such holders' Notes in connection with the consummation of the Merger;

        WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement; and

        WHEREAS, capitalized terms used in, but not defined within, the provisions of this Agreement are defined in Section 8.15.

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree that the Original Merger Agreement is amended and restated in its entirety as follows:

ARTICLE I

THE MERGER

        Section 1.1    Merger Sub Subscription.    Prior to the Closing, (i) Intermediate Co. 1 will subscribe with Parent for a number of Parent Common Shares (the "Subscription Shares") equal to the aggregate number of Parent Common Shares to be issued to the holders of shares of Company Common Stock pursuant to the terms of this Agreement (in consideration for which Intermediate Co. 1 shall issue a number of shares of its common stock having an aggregate value equal to the Subscription Shares), (ii) Intermediate Co. 1 will transfer the Subscription Shares to Intermediate Co. 2 in exchange for the issuance by Intermediate Co. 2 of a number of shares of its common stock having an aggregate value equal to the Subscription Shares and (iii) Intermediate Co. 2 will transfer the Subscription Shares to Merger Sub (the "Subscription"). In consideration for the Subscription, Merger Sub shall issue a number of shares of common stock, par value $0.01 per share, of Merger Sub (the "Merger Sub Common Stock") having an aggregate value equal to the value of the Subscription Shares issued and delivered to Merger Sub pursuant to the Subscription.

        Section 1.2    The Merger.    At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the "Surviving Corporation") and a wholly owned Subsidiary of Intermediate Co. 2, and an indirect wholly owned Subsidiary of Parent.

        Section 1.3    Closing.    The closing of the Merger (the "Closing") shall take place at the offices of Parent, 887 Great Northern Way, Suite 250, Vancouver, BC V5T 4T5, Canada at 7:00 a.m., local time, on the third Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Company and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the "Closing Date."

        Section 1.4    Effective Time.    On the Closing Date, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger (the "Certificate of Merger"), executed in accordance with, and containing such information as are required by, the relevant provisions of the

DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such time as is agreed between the Parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such time is hereinafter referred to as the "Effective Time").

        Section 1.5    Effects of the Merger.    The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

        Section 1.6    Organizational Documents of the Surviving Corporation.

                        (a)    The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended by virtue of the Merger at the Effective Time to read in the form of Exhibit B hereto and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

                        (b)    The Parties shall take all necessary action such that, at the Effective Time, and subject to Section 5.9, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

        Section 1.7    Directors.    The Parties shall take all necessary action such that the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation at and as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

        Section 1.8    Officers.    The Parties shall take all necessary action such that, except as otherwise determined by Parent prior to the Effective Time, the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation at and as of the Effective Time and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

        Section 2.1    Effect on Capital Stock.

                        (a)    At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Merger Sub or the holder of any shares of Company Common Stock or common stock of Merger Sub:

                    (i)    Common Stock of Merger Sub.    Each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

                    (ii)    Cancellation of Certain Stock.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, Merger Sub or any other direct or indirect Subsidiary of Parent shall no longer be outstanding and shall automatically be cancelled and shall cease to exist (the "Cancelled Shares"), and no consideration shall be delivered in exchange therefor.

                    (iii)    Conversion of Company Common Stock.    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, Cancelled Shares or any shares of Company Common Stock that are owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time) shall be automatically converted into the right to receive from Merger Sub 0.048 (the "Exchange Ratio") of a validly issued, fully paid and non-assessable Parent Common Share. As of the Effective Time, each share of Company Common Stock converted into the right to receive from Merger Sub the Parent Common Shares to be issued pursuant to this Article II (the "Merger Consideration") shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and uncertificated shares of Company Common Stock represented by book-entry form ("Book-Entry Shares") and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a "Certificate") shall thereafter represent only the right to receive, pursuant to the terms of this Agreement, the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1, as well as any cash in lieu of fractional Parent Common Shares to be issued or paid in consideration therefor and any dividends or other distributions to which holders of Company Common Stock become entitled in accordance with Section 2.2(e).

                    (iv)    Company Subsidiary Stock.    Each share of Company Common Stock that is owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall automatically be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. From and after the Effective Time, all certificates representing Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

                        (b)    Certain Adjustments.    If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change. If, between the date of this Agreement and the Effective Time, the outstanding Parent Common Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Exchange Ratio shall be equitably adjusted, without duplication, to proportionally reflect such change. Nothing in this Section 2.1(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

                        (c)    No Fractional Shares.    Notwithstanding any other provision of this Agreement, no fractional Parent Common Shares shall be issued in connection with the Merger and no certificates or scrip representing fractional Parent Common Shares shall be delivered upon the conversion of Company Common Stock pursuant to Section 2.1(a)(iii). In lieu thereof, each holder of shares of Company Common Stock converted pursuant to the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Share but for this Section 2.1(c) (after aggregating all shares represented by the Certificates (or affidavits of loss in lieu thereof) and Book-Entry Shares delivered by such holder) shall be entitled to receive a cash payment (without interest) rounded to the nearest whole cent in an amount determined by the Exchange Agent (as defined below) after selling the aggregate of such Parent Common Shares in the public market (the "Fractional Share Cash Amount"). The Exchange Agent will make available the net proceeds from such sale, after deducting any required withholding Taxes and brokerage charges, commissions and transfer Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Company Common Stock entitled to receive such Fractional Share Cash Amount. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Parent Common Share.

        Section 2.2    Exchange of Certificates.

                        (a)    Appointment of Exchange Agent.    Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the "Exchange Agent") for the payment of the Merger Consideration and shall enter into an agreement reasonably acceptable to the Company (the "Exchange Agent Agreement") relating to the Exchange Agent's responsibilities under this Agreement.

                        (b)    Deposit of Merger Consideration.    At the Effective Time, Parent shall cause Merger Sub to deposit with the Exchange Agent, evidence of Parent Common Shares in book-entry form representing the number of Parent Common Shares held by Merger Sub and sufficient to deliver the aggregate Merger Consideration payable pursuant to Section 2.1(a)(iii) (such Parent Common Shares, together with any cash in lieu of fractional Parent Common Shares to be paid pursuant to Section 2.1(c) and any dividends or distributions which a holder of shares of Company Common Stock has the right to receive pursuant to Section 2.2(e), the "Exchange Fund"). Parent agrees to promptly deliver to the Exchange Agent from time to time as needed, until the termination of the Exchange Fund pursuant to Section 2.2(h), any dividends or other distributions which a former holder of Company Common Stock has the right to receive pursuant to Section 2.2(e) in respect of the Parent Common Shares to which they are entitled that are held in the Exchange Fund. The Exchange Fund will not be used for any purpose other than the payment of the Merger Consideration and dividends and other distributions in accordance with this Article II.

                        (c)    Exchange Procedures.    As soon as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock immediately prior to the Effective Time (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall, subject to the Company's reasonable approval, be in such form and have such other provisions (including customary provisions with respect to delivery of an "agent's message" with respect to Book-Entry Shares) as Parent shall reasonably designate) (the "Letter of Transmittal") and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration, Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

                        (d)    Surrender of Certificates or Book-Entry Shares.    Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent (in the case of Book-Entry Shares, by receipt of the Exchange Agent of an "agent's message") together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or Parent Common Shares to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share (other than Dissenting Shares, Cancelled Shares or shares of Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender pursuant to the terms of this Agreement, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e).

                        (e)    Treatment of Unexchanged Shares.    No dividends or other distributions, if any, with a record date at or after the Effective Time with respect to Parent Common Shares, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.2. After the surrender in accordance with this Section 2.2 of shares of Company Common Stock to be converted into Parent Common Shares pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the applicable portion of the Merger Consideration and any Fractional Share Cash Amount payable to such holder pursuant to this Article II) (i) at the time of any such surrender, any such dividends or other distributions with a record date at or after the Effective Time, without any interest thereon, which theretofore had become payable with respect to the Parent Common Share represented by such shares of Company Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distribution with a record date at or after the Effective Time and a payment date subsequent to such surrender payable with respect to the number of whole Parent Common Shares into which such shares of Company Common Stock are converted pursuant to Section 2.1(a)(iii).

                        (f)    No Further Ownership Rights in Company Common Stock.    The Parent Common Shares delivered and the cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, subject to applicable Law, in the case of the cancellation of the Cancelled Shares and the treatment contemplated by Section 2.1(a)(iv) of shares of Company Common Stock owned or held by any direct or indirect Subsidiary of the Company immediately prior to the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the applicable portion of the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2(d) (together with any Fractional Share Cash Amount and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.2(e)), without interest, and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

                        (g)    Investment of Exchange Fund.    The Exchange Agent shall invest any cash included in the Exchange Fund if and as directed by Parent; provided that no gain or loss thereon shall affect the amounts payable to the holders of shares of Company Common Stock following consummation of the Merger pursuant to this Article II and Parent shall take all actions necessary to ensure that the Exchange Fund includes at all times cash sufficient to satisfy Parent's obligations under this Article II. Subject to Parent's obligations pursuant to this Article II, any interest or other income resulting from such investments shall be paid to Parent, upon demand.

                        (h)    Termination of Exchange Fund.    At any time following the 12-month anniversary of the Closing Date, Parent shall be entitled to require the Exchange Agent to deliver to it any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

                        (i)    No Liability.    None of Parent, the Company, Merger Sub or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains unclaimed by the holders of Certificates and Book-Entry Shares, as of immediately prior to the date on which such portion of the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Authority, shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

                        (j)    Withholding Rights.    Each of the Surviving Corporation, Parent, Merger Sub and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement, such amounts as is required to be deducted or withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority and shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. No later than three Business days prior to any payment required to be made hereunder to any Company Stockholder or holder of Company Warrants, Parent shall notify the Company in writing of an intent to so deduct or withhold from such payment and shall (and shall cause its Affiliates to) give the Company reasonable opportunity to provide any information or other documentation, and otherwise reasonably cooperate with the Company, so as to minimize or eliminate any such otherwise required deduction or withholding, provided, however, that Parent shall determine if any amounts are required to be deducted or withheld.

                        (k)    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.2(h), Parent) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the

Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

        Section 2.3    Company Options and Company Warrants.

                        (a)    At least five days prior to the Closing Date, the Company will provide each holder of an option to purchase shares of Company Common Stock granted pursuant to the Company Stock Plans that, unless exercised prior to the Effective Time will be outstanding and unexercised as of immediately prior to the Effective Time (each, a "Company Option"), with written notice that, contingent upon the Closing, (i) each Company Option, to the extent not then vested or exercisable, will become fully vested and exercisable contingent upon the Closing, (ii) each holder of a Company Option (after giving effect to such contingent accelerated vesting and exercisability), will have five days to exercise each such Company Option contingent upon the Closing, and (iii) on or following the expiration of such five-day period and at the Effective Time, each Company Option, to the extent not exercised, will automatically terminate and the holder thereof shall have no further rights with respect thereto. Whether or not the foregoing written notice is provided or the timing thereof, at the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will terminate and have no further effect, and the holder thereof shall have no right to receive any consideration therefor.

                        (b)    Promptly following the execution and delivery of this Agreement, the Company shall take all actions reasonably necessary to ensure compliance with the obligations of the Company under the warrants to purchase Company Common Stock (collectively, the "Company Warrants") in accordance with the terms thereof, including the giving of any notice (in form and substance reasonably acceptable to Parent) required thereunder. To the extent any holder of a Company Warrant exercises its rights pursuant to section 9(c) of the Company Warrant, Parent shall ensure that the Company will have the requisite funds necessary to satisfy the Company's obligation in respect thereof.

                        (c)    With respect to any Company Warrants that have not been cancelled in exchange for a cash payment from the Company in accordance with section 9(c) of such Company Warrant, at the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, shall become converted into and become a warrant to purchase Parent Common Shares and Parent shall assume each such Company Warrant in accordance with its terms. All rights with respect to Company Common Stock under Company Warrants assumed by Parent shall thereupon be converted into rights with respect to Parent Common Shares. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by Parent may be exercised solely for Parent Common Shares; (ii) the number of Parent Common Shares subject to each Company Warrant assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock issuable upon exercise of the Company Warrant that were subject to such Company Warrant immediately prior to the Effective Time by (B) the Exchange Ratio and rounding the resulting number down to the nearest whole number of Parent Common Shares; (iii) the per share exercise price for the Parent Common Shares issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing the per share exercise price for the Company Common Stock issuable upon exercise of such Company Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Company Warrant assumed by Parent shall continue in full force and effect and the term and other provisions of such Company Warrant shall otherwise remain unchanged.

                        (d)    Prior to the Effective Time, the Company shall take all actions that may be reasonably necessary (under the Company Stock Plans, the Company Warrants and otherwise) to effectuate the provisions of this Section 2.3 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto and holders of Company Warrants have no rights with respect thereto other than those specifically provided in this Section 2.3 and in the Company Warrants.

        Section 2.4    Further Assurances.    If at any time after the Effective Time, Parent or the Surviving Corporation reasonably believes or is advised that any further instruments, deeds, assignments, actions or assurances are reasonably necessary or desirable to consummate the Merger or to carry out the purposes and intent of this Agreement, then Parent and the Surviving Corporation and their respective officers and directors shall be authorized to execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

        Section 2.5    Dissenting Shares.    Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by any Company Stockholder who shall have neither voted in favor of the Merger nor consented thereto in writing and who have properly demanded appraisal for such shares of Company Common Stock in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration as provided in this Agreement, but rather, the holders of Dissenting Shares shall be entitled only to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL (and, at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the appraised value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL); provided, however, that if any such holder fails to perfect or otherwise shall waive, withdraw or lose the right to appraisal under the provisions of Section 262 of the DGCL, then the right of such holder to be paid the appraised value of such holder's Dissenting Shares will cease and such Dissenting Shares will be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive the Merger Consideration, without interest, as provided in this Agreement. The Company will notify Parent as promptly as reasonably practicable of any demands received by the Company for appraisal of any shares of Company Common Stock, withdrawals thereof and any other instruments delivered to the Company pursuant to Section 262 of the DGCL, and Parent will have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.2(b) to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        In order to induce Parent to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the "Company Disclosure Schedule") (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent such disclosure relates) and subject to the information disclosed by the Company in any Company SEC Document filed or furnished during the period from December 31, 2013 through the Business Day prior to the date of this Agreement (other than in any risk factor or other cautionary, predictive or forward-looking disclosure contained in such Company SEC Document), the Company represents and warrants to Parent as follows:

        Section 3.1    Organization and Standing.    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not currently in material default of the performance, observance or fulfillment of any provision of its certificate of incorporation, as amended and restated, and bylaws, in each case as in effect on the date of this Agreement (the "Company Organizational Documents"). The Company has furnished to Parent a complete and correct copy of the Company Organizational Documents as they exist on the date of this Agreement. Listed in Section 3.1 to the Company Disclosure Schedule is each jurisdiction in which the Company or a Subsidiary of the Company is qualified to do business as of the date of this Agreement.

        Section 3.2    Subsidiaries.    The Company does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity, other than the Subsidiaries set forth in Section 3.2 to the Company Disclosure Schedule, all of which are wholly owned by the Company. The Company is not obligated to make any investment (in the form of a loan, capital contribution or otherwise) in any non-natural person. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Company free and clear of all Liens. Section 3.2 to the Company Disclosure Schedule sets forth for the name and jurisdiction of incorporation or organization of each Subsidiary of the Company as of the date of this Agreement. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any Subsidiary of the Company, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any Subsidiary of the Company, and neither the Company nor any Subsidiary of the Company has any obligation to repurchase or redeem any securities of any Subsidiary of the Company or any predecessor thereof. Each of the Company's Subsidiaries is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement (collectively, the "Company Subsidiary Organizational Documents").

        Section 3.3    Corporate Power and Authority.    The Company has all requisite corporate power and authority to enter into and deliver this Agreement and, subject to receipt of the Company Stockholder Approval, to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and, subject to receipt of the Company

Stockholder Approval, the consummation of the Transactions by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company, and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors' rights generally and to general principles of equity (the "General Enforceability Exceptions")). The affirmative vote to adopt this Agreement by holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon is the only vote of the holders of any class or series of capital stock of the Company necessary to approve the Transactions (the "Company Stockholder Approval"). The representations and warranties set forth in this Section 3.3 shall be deemed to have been made with respect to the Original Merger Agreement as of the Original Execution Date and shall be deemed to be made with respect to the Agreement (as amended and restated as of the Execution Date) as of the Execution Date.

        Section 3.4    Capital Stock and Indebtedness.

                        (a)    The authorized capital stock of the Company consists of 350,000,000 shares of common stock, par value $0.01 per share (the "Company Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share ("Company Preferred Stock"). As of June 4, 2015 (the "Measurement Date"), (i) 131,951,033 shares of Company Common Stock were issued and outstanding (not including shares held in treasury), (ii) no shares of Company Common Stock were held in treasury, (iii) no shares of Company Preferred Stock were issued or outstanding, (iv) 4,150,686 shares of Company Common Stock were reserved for issuance under the Company Stock Plans, of which amount 23,261,875 shares of Company Common Stock were issuable upon the exercise of outstanding Company Options, (v) 23,333,902 shares of Company Common Stock were reserved for future issuance pursuant to Company Warrants, and (vi) no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding shares of Company Common Stock are, and shares of Company Common Stock reserved for issuance with respect to Company Options and Company Warrants, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except (i) as set forth in this Section 3.4(a) and Section 3.4(b) or (ii) as expressly permitted by Section 5.1(b)(E), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (A) obligating the Company or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of the Company or any Subsidiary of the Company, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of the Company or any of its Subsidiaries, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary that is not wholly owned, directly or indirectly, by the Company or (5) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock or Company Preferred Stock, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company. Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of the capital stock or other equity interest of the Company or any of its Subsidiaries. Since the Measurement Date through the date of this Agreement, the Company has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of Company Options and Company Warrants in accordance with their respective terms) or granted any Company Options or Company Warrants.

                        (b)    Section 3.4(b) of the Company Disclosure Schedule sets forth a true and complete list of all Company Options and Company Warrants outstanding as of the Measurement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Company Option or Company Warrant, (iii) the grant date of each such Company Option or Company Warrant, (iv) the per share exercise price for each such Company Option or Company Warrant, to the extent applicable, (v) the expiration date of each such Company Option or Company Warrant, to the extent applicable, and (vi) with respect to Company Options, the Company Stock Plan under which the Company Option was granted. With respect to each grant of a Company Option, each such grant was made, in all material respects, in accordance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws and has a grant date identical to or following the date on which the Company Board or compensation committee approved such Company Option. Each Company Option has an exercise price per share of Company Common Stock equal to or greater than the fair market value of a share of Company Common Stock on the date of such grant, as determined by Section 409A of the Code, to the extent applicable.

                        (c)    Section 3.4(c) of the Company Disclosure Schedule sets forth a true and complete list of all outstanding Indebtedness of the Company and any of its Subsidiaries that exceeds $25,000.

        Section 3.5    Conflicts; Consents and Approvals.    Neither the execution and delivery of this Agreement by the Company nor the consummation of the Merger will:

                        (a)    subject to receipt of the Company Stockholder Approval, conflict with, or result in a breach of any provision of, the Company Organizational Documents;

                        (b)    assuming compliance with the matters referred to in Section 3.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (each, a "Lien") upon any of the properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Material Company Contract;

                        (c)    assuming compliance with the matters referred to in Section 3.5(d), and subject to receipt of the Company Stockholder Approval, violate any laws, statutes, ordinances, rules, regulations, legally binding policies or guidelines promulgated, or judgments, decrees, decisions or orders entered by any Governmental Authority (collectively, "Laws" and each, a "Law") applicable to the Company or any of its Subsidiaries or any of their respective properties or assets; or

                        (d)    require any action or consent or approval of, or review by, or registration or filing by the Company or any of its Affiliates with, any Governmental Authority, other than (i) authorization for inclusion of the Parent Common Shares to be issued pursuant to this Agreement on NASDAQ and the TSX, subject to official notice of issuance, (ii) registrations or other actions required under federal, provincial and state securities Laws as are contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) consents or approvals of, or notifications to, the Governmental Authorities set forth in Section 3.5(d)(iv) to the Company Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

        Section 3.6    Absence of Certain Changes.    Since December 31, 2014 through the date of this Agreement, (a) there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company and (b) none of the Company nor any of its Subsidiaries has engaged in any transaction that, if effected after execution of this Agreement, would violate Section 5.1(a) or Sections 5.1(b)(C), (F), (H), (I), (K), (O) or (Q).

        Section 3.7    The Company SEC Documents; Controls; Registration Rights.

                        (a)    The Company has timely filed or received the appropriate extension of time within which to file with the U.S. Securities and Exchange Commission (the "SEC") all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2012 under the Exchange Act or the Securities Act of 1933, as amended, and the rules promulgated thereunder (the "Securities Act") (such documents, as supplemented and amended since the time of filing, collectively, the "Company SEC Documents"). The Company SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be; provided that the representations and warranties in subclauses (a)(i) and (a)(ii) above shall not apply to statements in, or omissions from, the Company Proxy Statement made in reliance upon and in conformity with information furnished to the Company in writing by Parent for use in the Company Proxy Statement. The financial statements of the Company included in the Company SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with U.S. generally accepted accounting principles ("GAAP") during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the SEC prior to the date of this Agreement) the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act other than as part of the Company's consolidated group or required to file any form, report or other document with the SEC, OTC Bulletin Board, any stock exchange or comparable Governmental Authority.

                        (b)    The Company maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the Chief Executive Officer and Chief Financial Officer of the Company of the Company's internal control over financial reporting, to its auditors and the audit committee of the Company Board (A) all significant deficiencies and material weaknesses in the design or operation of the Company's internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

                        (c)    The Company has no agreement, arrangement or understandings to register any securities of the Company or any of its Subsidiaries under the Securities Act or under any state securities law and has not granted registration rights to any person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

        Section 3.8    Undisclosed Liabilities.    Except (a) as and to the extent disclosed or reserved against on the audited consolidated balance sheet (or footnotes thereto) of the Company as of December 31, 2014 included in the Company SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, (c) as set forth in Section 3.8 to the Company Disclosure Schedule, or (d) for liabilities and obligations incurred in connection with this Agreement, the Merger or the other Transactions, the Company, together with its Subsidiaries, does not have any liabilities or obligations of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP.

        Section 3.9    Compliance with Law.

                        (a)    The Company and its Subsidiaries are in compliance with, and at all times since January 1, 2012 have been in compliance with, all applicable Laws relating to the Company, its Subsidiaries or their respective business or properties, except where any such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. To the Knowledge of the Company, as of the date of this Agreement (i) no investigation or review by any Governmental Authority with respect to the Company or its Subsidiaries is pending or threatened, nor (ii) since January 1, 2012, has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company.

                        (b)    Since January 1, 2012, neither the Company nor any of its current or former Subsidiaries nor, to the Knowledge of the Company, any of their respective officers, directors, agents, distributors, employees or other persons acting on behalf of the Company or its current or former Subsidiaries or joint ventures have, directly or indirectly, taken any action which would cause them to be in violation of the Foreign Corrupt Practices Act of 1977 or any similar anti-corruption or anti-bribery Laws applicable to the Company or any of its current or former Subsidiaries or joint ventures in any jurisdiction other than the United States (collectively, the "Anti-bribery Laws"), or, to the Knowledge of the Company, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. The Company has established reasonable internal controls and procedures intended to ensure compliance with all applicable Anti-bribery Laws.

        Section 3.10    Taxes.

                        (a)    The Company and its Subsidiaries (i) have duly filed all income and all other material Tax Returns required to have been filed by the Company or any of its Subsidiaries, and all such Tax Returns are true and correct in all material respects; (ii) have within the time and manner prescribed by applicable Law paid all Taxes required to be paid by each of them; (iii) as of the date of this Agreement have adequate accruals and reserves on the financial statements included in the Company SEC Documents for Taxes in accordance with GAAP; and (iv) as of the date of this Agreement have not received written notice of any deficiencies for any Tax from any Taxing Authority, against the Company or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Company SEC Documents. Neither the Company nor any of its Subsidiaries is the subject of any pending or currently ongoing Tax audit, Action or other proceeding with respect to Taxes nor has any Tax audit, Action or other proceeding with respect to Taxes been proposed against any of them in writing. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency. There are no Liens with respect to Taxes upon any of the properties or assets, real or personal, tangible or intangible of the Company or any of its Subsidiaries (other than Permitted Liens). No claim has ever been made in writing by a Taxing Authority of a jurisdiction where the Company or one of its Subsidiaries has not filed Tax Returns claiming that the Company or such Subsidiary is or may be subject to taxation by that jurisdiction. Neither the Company nor any of its Subsidiaries has any liability for the Taxes of another person (pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. law) or otherwise) by reason of (i) being a member of an affiliated, consolidated, combined or unitary group other than a group of which the common parent is the Company or otherwise as a transferee or successor or (ii) being party to any Tax sharing or Tax indemnification agreement or other similar agreement (other than customary Tax indemnification provisions in commercial agreements or arrangements, in each case not primarily relating to Taxes). Neither the Company nor any of the Subsidiaries will be required to include any material item of income in, or to exclude any material item of deductions from, taxable income from any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting or (ii) closing agreement.

                        (b)    Each of the Company and its Subsidiaries has timely and duly withheld and paid all Taxes to the appropriate Taxing Authority required to have been withheld and paid by them in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. The Company has timely and duly collected and remitted to the appropriate Taxing Authority all Taxes required to be collected and remitted by it.

                        (c)    Neither the Company nor any of its Subsidiaries was a "distributing corporation" or "controlled corporation" in a transaction intended to qualify under Section 355 of the Code within the past two years. The Company is not and has not been a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Code during the applicable period set forth in Section 897(c)(1)(A)(ii) of the Code.

                        (d)    Neither the Company nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4.

                        (e)    For purposes of this Agreement:

                    (i)    "Tax Returns" means any and all returns (including information returns), reports, declarations, forms or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to any Taxing Authority in connection with the determination, assessment, collection or payment of Taxes, and including, for the avoidance of doubt, Foreign Bank Account Report FinCEN 114.

                    (ii)    "Taxes" means all taxes (whether U.S. or non-U.S. federal, state, local, provincial, territorial, municipal, or otherwise) based upon or measured by income and any other tax, duty, tariff, assessment, withholding, impost or similar obligation whatsoever, including gross receipts, profits, net worth, sales, use, occupation, value added, ad valorem, premium, transfer, franchise, withholding, employment, payroll, capital, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, goods and services, harmonized sales, gross income, business, corporation, environmental, workers compensation, severance, license, lease, service, service use, unemployment, employer health, social security, government pension plan contributions, national insurance, disability, resignation, recording, stamp, custom, escheat, excise, windfall profits, real or personal property, estimated and other taxes of any kind whatsoever, together with any interest, fines, penalties, assessments, additions to tax or additional amounts imposed or assessed with respect thereto imposed by any Taxing Authority with respect thereto.

        Section 3.11    Intellectual Property.

                        (a)    Section 3.11(a)(i) of the Company Disclosure Schedule identifies: (i) each item of Registered IP included in the Company Intellectual Property and each item of Registered IP to which the Company or any of its Subsidiaries has an exclusive license; (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number; and (iii) any other person that has an ownership interest in such item of Registered IP (except with respect to each item of Registered IP to which the Company or any of its Subsidiaries has an exclusive license, in which case the information called for in this Section 3.11(a)(iii) is provided to the Knowledge of the Company) and the nature of such ownership interest (i.e., whether such ownership interest is "sole" or "joint"). Each of the Patents included in the Registered IP that are owned solely by the Company or any of its Subsidiaries (and, to the Knowledge of the Company, with respect to any co-owned Patents) properly identifies by name each and every inventor of the claims thereof as determined in accordance with the Laws of the jurisdiction in which such Patent is issued or pending. All Registered IP included in the Company Intellectual Property is valid, subsisting and enforceable. The Company or its Subsidiaries have good, valid, unexpired and enforceable title (free and clear of all Liens other than Permitted Liens) to all Company Intellectual Property. Section 3.11(a)(ii) of the Company Disclosure Schedule describes each filing, payment, and action that must be made or taken on or before the date that is one hundred and eighty (180) days after the date of this Agreement in order to maintain each such item of Registered IP that is listed on Section 3.11(a)(i) of the Company Disclosure Schedule. No Registered IP that is listed on Section 3.11(a)(i) of the Company Disclosure Schedule is or has (or in the case of Registered IP exclusively licensed to the Company or any of its Subsidiaries, to the Knowledge of the Company is or has) in the last three years been involved in any interference, opposition, reissue, reexamination, revocation, or equivalent proceeding, in which the scope, validity or enforceability of any such Registered IP is being or has been contested or challenged, and to the Knowledge of the Company, no such proceeding has been threatened with respect to any such Registered IP.

                        (b)    The Company or its Subsidiaries have good, valid, unexpired and enforceable title (free and clear of all Liens other than Permitted Liens) or otherwise have the valid and enforceable right to use all of the Intellectual Property used in the conduct of their business as currently conducted. There is no Intellectual Property owned by any person that (i) the Company or any of its Subsidiaries in good faith believes is valid and enforceable, (ii) is required by the Company or any of its Subsidiaries to conduct their business as currently conducted, and (iii) to the extent authorization is required, the Company is not currently authorized to use. Nothwithstanding the foregoing, nothing in this Section 3.11(b) shall be deemed to be a representation regarding infringement, misappropriation or other violation of Intellectual Property rights of others.

                        (c)    To the Knowledge of the Company, neither the Company's nor any of its Subsidiaries' conduct of their business as currently conducted has not in the past six years and does not infringe upon, misappropriate or otherwise violate or make unlawful use of any Intellectual Property rights of others. No person has asserted any written claim (or to the Knowledge of the Company, any oral claim) in the past six years (i) challenging the Company's or any of its Subsidiaries' right, interest or title in any of the Company Intellectual Property or (ii) alleging infringement, misappropriation or violation of any Intellectual Property by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has ever assumed, or agreed to indemnify, discharge or otherwise take responsibility for, any existing or potential liability of another person for infringement, misappropriation or violation of any Intellectual Property (except for indemnity obligations included in any Material Company Contract or in material transfer agreements, clinical trial agreements, consulting agreements, contract manufacturing agreements or licenses granted to third parties exclusively so that such third parties may perform services for the Company entered into in the ordinary course of business). None of the Company Intellectual Property nor, to the Knowledge of the Company, any of the Intellectual Property exclusively licensed to the Company or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute, in each case with respect to the Company Intellectual Property to which the Company or its Subsidiaries are a party, that materially adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by the Company or its Subsidiaries, or otherwise materially adversely affects the validity, scope, use, registrability, or enforceability of any Company Intellectual Property.

                        (d)    To the Knowledge of the Company, no person has in the past three years infringed upon, misappropriated, or otherwise violated or made unlawful use of any Company Intellectual Property, and, to the Knowledge of the Company, no person is currently infringing upon, misappropriating, or otherwise violating or making unlawful use of any Company Intellectual Property.

                        (e)    Except as otherwise set forth in any Material Company Contract, neither the Company nor any of its Subsidiaries is obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of any Intellectual Property material to the conduct of the Company's and its Subsidiaries' business as currently conducted. Except as otherwise permitted by any Material Company Contract, no person other than the Company and its Subsidiaries has any right to receive royalties for any Company Intellectual Property.

                        (f)    The Company has taken reasonable security measures, consistent with practices in the industry in which the Company and its Subsidiaries operate, including measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other confidential and technical information. All past and present employees, officers, directors, contractors, consultants, advisors, and third parties with access to the Company's or its Subsidiaries' confidential information are either parties to written agreements under which each such individual is obligated to maintain the confidentiality of such information of the Company and its Subsidiaries for a specified time period or are subject to confidentiality obligations under professional or similar standards, and to the Knowledge of the Company, no individual is in violation of any such written agreement.

                        (g)    All current and former employees, contractors, and consultants of the Company or its Subsidiaries who have been involved in or contributed to the development of Company Intellectual Property have executed written agreements pursuant to which such individuals have assigned to the Company or its Subsidiaries all of their rights in and to all inventions and Intellectual Property rights developed or conceived of in the course of their employment or engagement with the Company or its Subsidiary.

                        (h)    To the Knowledge of the Company, the Company and its Subsidiaries have complied with all duties of candor and disclosure with respect to each Patent included in the Company Intellectual Property. To the Knowledge of the Company, the Company and its Subsidiaries have not publicly disclosed the inventions claimed in the Patents included in the Company Intellectual Property prior to the priority date for each relevant Patent or taken any other action that would render any such invention unpatentable or restrict the period of protection under such Patents.

        Section 3.12    No Real Property Interests. Neither the Company nor any of its Subsidiaries owns any real property.

        Section 3.13    Parent Registration Statement; Company Proxy Statement.    None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in the registration statement on Form S-4 (such registration statement as it may be amended or supplemented and including any such amendments or supplements, the "Parent Registration Statement") to be filed with the SEC by Parent under the Securities Act, including the Company's proxy statement that will be included as a prospectus thereto and the form of proxy relating to the Company Stockholders Meeting (as the same may be amended, supplemented or modified and including any such amendments or supplements, the "Company Proxy Statement"), at the time the Parent Registration Statement becomes effective or, in the case of the Company Proxy Statement, at the date of mailing and at the date of the Company Stockholders Meeting, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the Parent Registration Statement and Company Proxy Statement, except for such portions thereof that relate only to Parent and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

        Section 3.14    Litigation.    As of the date of this Agreement, there is no suit, claim, action, proceeding, litigation, arbitration or mediation (an "Action") pending or, to the Knowledge of the Company, any Action threatened against the Company or any of its Subsidiaries or their respective officers or directors. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree. Since January 1, 2012 through the date of this Agreement, neither the Company nor any of its Subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to the Company's method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of the Company.

        Section 3.15    Brokerage and Finder's Fees.    Except for the Company's obligations under the agreements listed on Section 3.15 of the Company Disclosure Schedule, true, correct and complete copies of which have been made available to Parent, neither the Company, any of its Subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of the Company or its Subsidiaries any brokerage, finder's, success or similar fee in connection with the Transactions.

        Section 3.16    Employee Benefit Plans.

                        (a)    Section 3.16(a) to the Company Disclosure Schedule sets forth a true and complete list of each "employee benefit plan" (within the meaning of Section 3(3) of ERISA, including, all material employment, compensation, individual consulting, bonus, incentive, equity or equity-based compensation, deferred compensation, vacation, stock purchase, stock option, severance, change of control, retention, collective bargaining, employee loan, retirement, salary continuation, health or life insurance, fringe benefit and all other material employee benefit plans, programs, policies, agreements or arrangements, whether or not subject to ERISA, in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or individual independent contractors of the Company or its Subsidiaries or to which the Company or any of its Subsidiaries has any material liability (contingent or otherwise) (collectively, the "Company Plans").

                        (b)    With respect to each Company Plan, the Company has provided or made available to Parent a true, correct and complete copy of the following (in each case where applicable given the nature of the Company Plan) as of the date of this Agreement: (i) all plan documents and amendments thereto, trust agreements or other funding vehicles and amendments thereto; (ii) the most recent annual report (Form 5500 Series) and accompanying schedule; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial report; (v) the most recent actuarial report; (vi) the most recent determination, opinion or advisory letter from the Internal Revenue Service and (vii) written descriptions of all material non-written Company Plans. Except as specifically provided in the foregoing documents delivered or made available to Parent, as of the date of this Agreement, there are no material amendments to any Company Plan that have been adopted or approved nor has the Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any material new Company Plan.

                        (c)    Each Company Plan that is intended to be a "qualified plan" within the meaning of Section 401(a) of the Code has received a favorable determination, opinion, or advisory letter with respect to its qualification.

                        (d)    All contributions required to be made under any of the Company Plans to any funds or trusts established thereunder or in connection therewith and all premiums due or payable with respect to insurance policies funding any Company Plan, before the date of this Agreement, have been made or paid in full in all material respects.

                        (e)    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Plan has been established, maintained and operated in compliance with its terms and all applicable provisions of ERISA, the Code and all Laws applicable to such Company Plan. There is not now, and there are no existing circumstances that would reasonably be expected to give rise to, any requirement for the posting of security with respect to a Company Plan or the imposition of any Lien on the assets of the Company or any of its Subsidiaries under ERISA, the Code or applicable Law, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. No Company Plan is (i) a "multiemployer plan" (as defined in Section 3(37) of ERISA), (ii) a "multiple employer plan" (as defined in Section 4063 or 4064 of ERISA) or (iii) subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA. Neither the Company nor any of its ERISA Affiliates maintains, sponsors, contributes to, is obligated to contribute to, or has in the last six years maintained, sponsored, contributed or been obligated to contribute to any plans subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA. No Company Plan provides for postemployment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under Part 6 of Subtitle B of Title 1 of ERISA or similar state Law and at the expense of the participant or the participant's beneficiary.

                        (f)    Since January 1, 2005, each Company Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code and any award thereunder, in each case that is subject to Section 409A of the Code, has been operated in compliance in all material respects with Section 409A of the Code.

                        (g)    Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions, either alone or in combination with another event, will result in, cause the accelerated vesting, funding of any amounts to a rabbi trust, or increase the amount or value of, any payment or benefit to any current or former employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries. No amount paid or payable by the Company or any of its Subsidiaries in connection with the Transactions is reasonably likely to result in any payment or benefit which would not be deductible by reason of Section 280G of the Code. Neither the Company nor any of its Subsidiaries is a party to, nor is the Company or any of its Subsidiaries otherwise obligated under, any plan, policy, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

                        (h)    There are no pending or to the Knowledge of the Company threatened claims (other than claims for benefits in the ordinary course consistent with past practice), lawsuits or arbitrations which have been asserted or instituted against the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans which would result in any material liability of the Company or any of its Subsidiaries to the United States Department of Treasury, the United States Department of Labor, any multiemployer plan, or any current or former participants of such Company Plans.

                        (i)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, or as of the date of this Agreement negotiating, any collective bargaining agreement, labor union contract, or trade union agreement. As of the date of this Agreement, there is no material labor strike, slowdown, work stoppage or lockout pending or, to the Knowledge of the Company, threatened against the Company, and the Company has not experienced any material labor dispute since January 1, 2012. To the Knowledge of the Company, as of the date of this Agreement there are no material organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened involving employees of the Company or any of its Subsidiaries, and there have not been any such material organizational efforts since January 1, 2012.

                        (j)    Since January 1, 2012, none of the Company or any of its Subsidiaries has breached or violated any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such law respecting employment discrimination, employee classification, workers' compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment agreement or other agreement establishing terms of employment, except, in the case of clauses (i) and (ii), where such breach or violation, individually or in the aggregate, would not reasonably be expected to result in material liability to the Company or any of its Subsidiaries; and no material claims, controversies, investigations, audits or suits are pending or, to the Knowledge of the Company, threatened in writing, with respect to such laws or agreements, either by private individuals or by Governmental Authorities.

                        (k)    The Company has made available to Parent a list of all employees of the Company and its Subsidiaries by employee number and each such employee's initial date of employment, position or title and annual base salary or hourly wage rate.

        Section 3.17    Material Company Contracts.    As of the date of this Agreement, Section 3.17 to the Company Disclosure Schedule lists all contracts, notes, bonds, mortgages, indentures, deeds of trust, licenses, leases, agreements, arrangements, commitments or other instruments or obligations that are legally binding (each, a "Contract") to which the Company or any of its Subsidiaries is a party, have ongoing obligations or rights (other than obligations of confidentiality or nondisclosure or rights to enforce confidentiality or nondisclosure) and that fall within any of the following categories:

                        (a)    any Contract (or group of related Contracts) that by their terms require future payments by or to the Company or any of its Subsidiaries in excess of $50,000 in 2015 or in any subsequent calendar year, in each case to the extent the Contract is not terminable by the Company or its applicable Subsidiary without penalty on 90 days' or shorter notice;

                        (b)    (i) any Contract relating to the acquisition or disposition of any tangible assets (other than inventory or other materials acquired in the ordinary course of business consistent with past practice) pursuant to which the Company or any of its Subsidiaries has continuing or unsatisfied obligations, other than obligations of confidentiality, or (ii) any Contract under which the Company or any of its Subsidiaries has any continuing material indemnification or other obligations, other than any such Contracts (including, without limitation, clinical trial agreements, service agreements and research and development agreements with universities and other academic institutions) entered into in the ordinary course of business consistent with past practice;

                        (c)    (i) any Contract (A) relating to any loan or advance by the Company or any of its Subsidiaries to any person which is outstanding as of the date of this Agreement (other than immaterial advances to employees and consultants in the ordinary course of business consistent with past practices) or (B) obligating or committing the Company or any of its Subsidiaries to make any such loans or advances, and (ii) any currency, commodity or other hedging or swap contract;

                        (d)    (i) any Contract creating or purporting to create any partnership or joint venture or any sharing of profits or losses, or (ii) any Contract that provides for "earn-outs" or other contingent payments (other than royalty payments) by or to the Company or any of its Subsidiaries;

                        (e)    any Contract under which any Governmental Authority has any material rights;

                        (f)    any Contract (i) containing covenants restricting or purporting to restrict competition which, in either case, have, would have or purport to have the effect of prohibiting the Company or any of its Subsidiaries or, after the Closing, Parent, the Surviving Corporation or their respective Affiliates from engaging in any business or activity in any geographic area or other jurisdiction, (ii) any Contract in which the Company or any of its Subsidiaries has granted "exclusivity" or that requires the Company or any of its Subsidiaries to deal exclusively with, or grant exclusive rights or rights of first refusal to, any customer, vendor, supplier, distributor, contractor or other person, (iii) any Contract that includes minimum purchase conditions or other requirements, in either case that exceed $50,000 in any calendar year to the extent the Contract is not terminable by the Company or any of its Subsidiaries without penalty on 90 days' or shorter notice, or (iv) any Contract containing a "most-favored-nation", "best pricing" or other similar term or provision by which another party to such Contract or any other person is, or could become, entitled to any benefit, right or privilege which, under the terms of such Contract, must be at least as favorable to such party as those offered to another person;

                        (g)    any Contract involving a sales agent, representative, distributor, reseller, middleman, marketer, broker, franchisor or similar person who is reasonably likely to receive commissions or fees from the Company or any of its Subsidiaries in excess of $50,000 in any of the current fiscal year, the next succeeding fiscal year or the last fully completed fiscal year, in each case, in connection with, the provision or resale of goods or services of the Company or any of its Subsidiaries;

                        (h)    any Contract involving commitments by the Company or any of its Subsidiaries to make capital expenditures involving $50,000 or more individually;

                        (i)    any lease, sublease, rental or occupancy agreement, or agreement under which the Company or any of its Subsidiaries is lessee or lessor of, or owns, uses or operates any leasehold or other interest in any real or personal property and for which the annual lease or other payment obligation by the Company and any of its Subsidiaries is more than $50,000;

                        (j)    any Contract (other than material transfer agreements, clinical trial agreements or licenses to third parties exclusively so that such third parties may perform services for the Company) relating to the acquisition, transfer, use, development, sharing or license of any technology or any Intellectual Property, other than employment agreements, consulting agreements and license agreements for commercially available off-the-shelf software available on standard terms for an annual or one-time license and maintenance fee of less than $50,000;

                        (k)    any research and development agreement or any clinical trial agreement, clinical research agreement or similar Contract (other than any clinical trial agreements, clinical research agreement or similar Contract entered into in the ordinary course of business consistent with past practice);

                        (l)    any power of attorney granted by the Company or any of its Subsidiaries that is currently in effect;

                        (m)    any manufacturing or supply agreement with a manufacturer or supplier of raw materials, bulk product, final packaged doses, or any intermediate form of any drug product; and

                        (n)    any other Contract that if terminated, or if such Contract expired without being renewed, would have or would reasonably be expected to have a Material Adverse Effect on the Company.

All such Contracts (each, a "Material Company Contract") are (assuming due authorization, execution and delivery by each other party thereto) valid and binding obligations of the Company or its Subsidiaries, as applicable, and, to the Knowledge of the Company, the valid and binding obligation of each other party thereto (subject to the General Enforceability Exceptions). Neither the Company nor its Subsidiaries nor, to the Knowledge of the Company, any other party thereto is in material violation of or in material default in respect of, nor has there occurred an event or condition which with the passage of time or giving of notice (or both) would constitute a material default under or permit the termination by another party thereto of, any Material Company Contract.

        Section 3.18    Company Permits.    The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders necessary to own, lease and operate their properties and to carry on their business as it is now being conducted (collectively, the "Company Permits"). Neither the Company nor any of its Subsidiaries is in material conflict with, or in material default or material violation of any of the Company Permits.

        Section 3.19    Environmental Matters.    Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the properties, operations and activities of the Company and its Subsidiaries are in compliance with all applicable Environmental Laws and all past noncompliance of the Company or any of its Subsidiaries with any Environmental Laws or Environmental Permits that has been resolved with any Governmental Authority has been resolved without any pending, ongoing or future obligation, cost or liability, and, to the Knowledge of the Company, since January 1, 2012, there has been no other past noncompliance of the Company or any of the Company's Subsidiaries with any Environmental Laws or Environmental Permits; (b) the Company and its Subsidiaries and the properties and operations of the Company and its Subsidiaries are not subject to any existing, pending or, to the Knowledge of the Company, threatened Action by or before any Governmental Authority under any Environmental Law or regarding any Hazardous Materials; (c) there has been no release of any Hazardous Materials by the Company or its Subsidiaries into the environment and, to the Knowledge of the Company, there has been no release of any Hazardous Materials in connection with the properties or operations of the Company or its Subsidiaries; (d) to the Knowledge of the Company, there has been no exposure of any person or property to any Hazardous Materials in connection with the properties, operations and activities of the Company or its Subsidiaries; and (e) as of the date of this Agreement, the Company and its Subsidiaries have made available to Parent any internal or external environmental audits and reports (in each case relevant to the Company or any of its Subsidiaries) prepared since January 1, 2012. The term "Environmental Laws" means all federal, state, local or foreign laws, including common law, relating to pollution or protection of human health or the environment (including ambient air, surface water, groundwater, land surface or subsurface strata), including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or industrial, toxic or hazardous substances or wastes or terms of similar meaning (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, management, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder. "Environmental Permit" means any permit, approval, identification number, license or other authorization required under or issued pursuant to any applicable Environmental Law.

        Section 3.20    Opinion of Financial Advisors.    The Company Board has received the written opinion of Roth Capital Partners LLC to the effect that, as of the date of such opinion and based upon and subject to various limitations, assumptions, factors and matters set forth therein, the Merger Consideration is fair to the stockholders of the Company from a financial point of view and a copy of such opinion will be delivered to Parent within two days of the date of this Agreement.

        Section 3.21    Board Recommendation.    The Company Board, at a meeting duly called and held, and at which all directors were in attendance and voted, has unanimously (a) determined that this Agreement and the Transactions, including the Merger, taken together, are advisable, fair to and in the best interests of the Company and the Company Stockholders, (b) approved this Agreement and the Merger, (c) directed that the adoption of this Agreement be submitted to a vote at a meeting of the Company's stockholders and (d) resolved to recommend that the Company Stockholders adopt this Agreement (the "Company Board Recommendation").

        Section 3.22    Takeover Statutes.    Assuming the accuracy of Parent's representations in Section 4.15, prior to the date of this Agreement, the Company Board has taken all action necessary to exempt under or make not subject to the restrictions of Section 203 of the DGCL: (a) the execution of this Agreement; (b) the Merger; and (c) the other Transactions.

        Section 3.23    Insurance.    The Company has the insurance of the types and in the amounts set forth in Section 3.23 of the Company Disclosure Schedule (the "Insurance Policies"). All material Insurance Policies are in full force and effect and all premiums due and payable under such material Insurance Policies have been paid on a timely basis. As of the date of this Agreement, there is no material claim pending under any of the material Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies. The Company is in compliance in all material respects with the terms of such material Insurance Policies. The Company has no Knowledge as of the date of this Agreement of any threatened termination of, or material premium increase with respect to, any of such policies. A true, correct and complete copy of the material Insurance Policies has been made available to Parent. Set forth in Section 3.23 to the Company Disclosure Schedule is the amount of the annual premium currently paid by the Company and its Subsidiaries for its directors' and officers' liability insurance policy as of the date of this Agreement (a true, correct and complete copy of which has been made available to Parent).

        Section 3.24    Regulatory Matters.

                        (a)    Since January 1, 2012, the Company has filed, or caused its Subsidiaries to file, with the FDA or any other Governmental Authority performing functions similar to those performed by the FDA, all required filings, declarations, listings, registrations, reports or submissions, including adverse event reports. To the Knowledge of the Company, all such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Laws when filed, and the Company has not received any communication from any such applicable Governmental Authority asserting deficiencies with respect to any such filings, declarations, listing, registrations, reports or submissions.

                        (b)    To the Knowledge of the Company, all preclinical and clinical investigations sponsored by the Company with respect to products or product candidates currently in development by the Company or any of its Subsidiaries are being conducted in material compliance with all applicable Laws including the FDCA and its implementing regulations and applicable experimental protocols, informed consents, procedures, controls, guidance and industry standards, including good manufacturing practice, good laboratory practice, and good clinical practice, requirements and industry standards of oversight of clinical sites including monitors, and Laws and guidance restricting the use, disclosure and protection of individually identifiable health information. None of the Company or its Subsidiaries has received any notices or other correspondence from the FDA or any other Governmental Authority performing functions similar to those performed by the FDA or any institutional review board or ethics committee with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. To the Knowledge of the Company, neither the FDA nor any other applicable Governmental Authority nor any clinical investigator that has participated or is participating in, or institutional review board or ethics committee that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company or its Subsidiaries has commenced or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, delay, suspend or materially restrict, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company or its Subsidiaries.

                        (c)    All reports, documents, claims and notices required to be filed, maintained, or furnished to the FDA or any other Governmental Authority performing functions similar to those performed by the FDA or drug regulatory agency by the Company or its Subsidiaries have been so filed, maintained or furnished and were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

                        (d)    As of the date of this Agreement, the Company has made available to Parent (i) complete and correct copies of each investigational new drug application and each similar state or foreign regulatory filing made on behalf of the Company or its Subsidiaries, including all supplements and amendments thereto, (ii) all material correspondence sent to and received from the FDA and similar state and foreign Governmental Authorities by the Company or its Subsidiaries and (iii) all existing written records relating to all material discussions and all meetings between the Company or its Subsidiaries and the FDA or similar foreign regulatory or Governmental Authorities.

                        (e)    Neither the Company nor any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority performing functions similar to those performed by the FDA or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority performing functions similar to those performed by the FDA. To the Knowledge of the Company, none of the Company or any of its Subsidiaries is the subject of any pending or threatened investigation by the FDA or any Governmental Authority performing functions similar to those performed by the FDA to take enforcement action against the Company or any of its Subsidiaries including the termination or suspension of any clearance, authorization, license or registration.

                        (f)    The Company and its Subsidiaries is in compliance and has, during the past three years, been in compliance, in each case, in all material respects with all healthcare Laws applicable to the operation of its business as currently conducted, including: (i) any and all federal, state and local fraud and abuse Laws, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), the civil False Claims Act (31 U.S.C. §3729 et seq.) and the regulations promulgated pursuant to such statutes; (ii) the Clinical Laboratory Improvement Amendments of 1988; and (iii) requirements of Law relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company and its Subsidiaries. None of the Company or any of its Subsidiaries is subject to any currently pending enforcement, regulatory or administrative proceedings against or affecting the Company or any of its Subsidiaries relating to or arising under the FDCA or similar Law, and to the Knowledge of the Company no such enforcement, regulatory or administrative proceeding has been threatened.

                        (g)    None of the Company or any of its Subsidiaries is enrolled as a supplier or provider under Medicare, Medicaid, or any other governmental health care program or third party payment program or a party to any participation agreement for payment by any such a health care program and third party payment program.

                        (h)    None of the Company or any of its Subsidiaries has been, and to the Knowledge of the Company, none of their respective employees or other persons engaged to perform clinical services by the Company or any of its Subsidiaries have ever been while performing services for the Company or such Subsidiary, (i) debarred (under the provisions of the Generic Drug Enforcement Act of 1992, 21 U.S.C. §335a (a) and (b)) ("Debarred"), (ii) convicted of a crime for which a person can be Debarred or (iii) indicted for a crime or otherwise engaged in conduct for which a person can be Debarred or engaged in any conduct that would reasonably be expected to result in Debarment under applicable Law. To the Knowledge of the Company, none of the matters listed in sub-parts (i), (ii), or (iii) herein has been threatened, against the Company, its Subsidiaries or any of its officers, employees or agents.

                        (i)    Set forth on Section 3.24(i) of the Company Disclosure Schedule is a list of all new drug applications that, as of the date of this Agreement, the Company intends to submit to the FDA within 90 days following the date of this Agreement.

        Section 3.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, Parent acknowledges that none of the Company, any Subsidiaries of the Company or any other person on behalf of the Company makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of the Company, the Subsidiaries of the Company or any other person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to Parent or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Company and the Subsidiaries of the Company (including any such projections or forecasts made available to Parent or its Affiliates and Representatives in certain "data rooms" or management presentations in expectation of the Transactions), and Parent has not relied on any such information or any representation or warranty not set forth in this Article III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

In order to induce the Company to enter into this Agreement, subject to the exceptions set forth in the disclosure schedule delivered by Parent to the Company on the date of this Agreement (the "Parent Disclosure Schedule") (which exceptions shall specifically identify a Section to which such exception relates, it being understood and agreed that each such exception shall be deemed to be disclosed both under such Section and any other Section of this Agreement to which it is reasonably apparent such disclosure relates) and subject to the information disclosed by Parent in any Parent SEC Document filed or furnished during the period from December 31, 2013 through the Business Day prior to the date of this Agreement (other than in any risk factor or other cautionary, predictive or forward-looking disclosure contained in such Parent SEC Document), Parent represents and warrants to the Company as follows:

        Section 4.1    Organization and Standing.    Parent is a corporation duly organized, validly existing and in good standing under the Business Corporations Act (British Columbia) and each of Intermediate Co. 1, Intermediate Co. 2 and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, each with all requisite power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted. Each of Parent, Intermediate Co. 1, Intermediate Co. 2 and Merger Sub is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. Parent is not currently in material default of the performance, observance or fulfillment of any provision of the Articles of Parent, as amended and restated in each case as in effect on the date of this Agreement (the "Parent Organizational Documents"). None of Intermediate Co. 1, Intermediate Co. 2 nor Merger Sub is currently in material default of the performance, observance or fulfillment of any provision of its certificate of incorporation or bylaws. Parent has furnished to the Company a complete and correct copy of the Parent Organizational Documents and the certificate of incorporation and bylaws of each of Intermediate Co. 1, Intermediate Co. 2 and Merger Sub as they exist on the date of this Agreement.

        Section 4.2    Subsidiaries.    Parent does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity, other than the Subsidiaries set forth in Section 4.2 to the Parent Disclosure Schedule. Parent is not subject to any obligation or requirement to make any investment (in the form of a loan, capital contribution or otherwise) in any such entity that is not wholly owned by Parent. Each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Subsidiary) of each of the Subsidiaries of Parent is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly, by the Parent free and clear of all Liens. The following information for each Subsidiary of Parent, as of the date of this Agreement is set forth in Section 4.2 to the Parent Disclosure Schedule, as applicable: (a) its name and jurisdiction of incorporation or organization; (b) for a Subsidiary which is not wholly owned (directly or indirectly) by Parent, its authorized capital stock or share capital; and (c) for a Subsidiary which is not wholly owned (directly or indirectly) by Parent, the number of issued and outstanding shares of capital stock or share capital, the record owner(s) thereof and the number of issued and outstanding shares of capital stock or share capital beneficially owned by Parent. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of any Subsidiary of Parent, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of any Subsidiary of Parent, and neither Parent nor any Subsidiary of Parent has any obligation to repurchase or redeem any securities of any Subsidiary of Parent or any predecessor thereof. Each of the Subsidiaries of Parent is (i) a corporation or other business entity duly organized or formed, validly existing and in good standing under the laws of its state of organization with full power and authority to own, lease, use and operate its properties and to conduct its business as and where now owned, leased, used, operated and conducted, (ii) duly qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates, makes such qualification necessary, except where the failure to be so qualified or in good standing in such jurisdiction would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent and (iii) not currently in default of the performance, observance or fulfillment of any provision of its certificate of incorporation, bylaws or equivalent organizational documents as in effect on the date of this Agreement (collectively, the "Parent Subsidiary Organizational Documents"). Merger Sub is newly formed, was incorporated on behalf of Intermediate Co. 2 as a direct Subsidiary of Intermediate Co. 2, is a direct Subsidiary of Intermediate Co. 2, and has not conducted any business prior to the date of this Agreement and Merger Sub has not, and prior to the Effective Time will not have, nor will have ever have had, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement. Neither Intermediate Co. 1 nor Intermediate Co. 2 was formed or acquired in connection with the Merger or this Agreement. Merger Sub does not own, directly or indirectly, any equity, partnership interest or other similar ownership interest in any corporation, partnership, joint venture or other entity.

        Section 4.3    Corporate Power and Authority.    Each of Parent and Merger Sub has all requisite corporate or company power and authority to enter into and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions by Parent and Merger Sub have been duly authorized by all necessary corporate action on the part of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub, and, assuming due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms (subject to the General Enforceability Exceptions). The adoption of this Agreement by Intermediate Co. 2, as sole stockholder of Merger Sub (which shall be obtained immediately following execution of this Agreement), is the only vote of the holders of any class or series of capital stock of Parent, Intermediate Co. 1, Intermediate Co. 2 or Merger Sub necessary to approve the Transactions. The representations and warranties set forth in this Section 4.3 shall be deemed to have been made with respect to the Original Merger Agreement as of the Original Execution Date and shall be deemed to be made with respect to the Agreement (as amended and restated as of the Execution Date) as of the Execution Date.

        Section 4.4    Capitalization.

                        (a)    The authorized capital stock of Parent consists of 500,000,000 common shares without par value of Parent (the "Parent Common Shares"), and 5,000,000 first preference shares without par value (the "Parent Preferred Shares"). As of June 5, 2015 (the "Parent Measurement Date"), (i) 51,255,700 Parent Common Shares were issued and outstanding (not including shares held in treasury), (ii) no Parent Common Shares were held in treasury, (iii) no Parent Preferred Shares were issued or outstanding (iv) 4,944,892 Parent Common Shares were reserved for issuance under the Parent Stock Plans, of which amount (A) 1,942,232 Parent Common Shares are subject to outstanding options and (B) 64,000 Parent Common Shares are subject to outstanding restricted stock unit awards, and (v) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. All outstanding Parent Common Shares are, and Parent Common Shares issued or reserved for issuance in connection with the Merger, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 4.4 and except for the issuance of the Merger Consideration contemplated by this Agreement, as of Parent Measurement Date, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (A) obligating Parent or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement relating to the capital stock or other equity interest of Parent, (3) redeem or otherwise acquire any such shares of capital stock or other equity interests of Parent or any of its Subsidiaries or (4) make any payment to any person the value of which is derived from or calculated based on the value of the Parent Common Shares or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries. As of the date of this Agreement, neither Parent nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other Indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. Since the Parent Measurement Date through the date of this Agreement, Parent has not issued or repurchased any shares of its capital stock (other than in connection with the exercise, settlement or vesting of outstanding equity awards in accordance with their respective terms) or granted any securities convertible, exchangeable or exercisable into Parent Common Shares.

                        (b)    The Parent Common Shares to be issued in the Share Issuance have been duly and validly authorized and, when issued to the Company Stockholders pursuant to this Agreement, shall be validly issued, fully paid and non-assessable.

        Section 4.5    Conflicts; Consents and Approvals.    Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation of the Merger will:

                        (a)    conflict with, or result in a breach of any provision of, the Parent Organizational Documents or the certificate of incorporation or bylaws of Intermediate Co. 1, Intermediate Co. 2 or Merger Sub;

                        (b)    assuming compliance with the matters referred to in Section 4.5(d), violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice, the passage of time or otherwise, would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or otherwise) to terminate, accelerate, adversely modify or call a default under, or result in the creation of any Lien upon any of the properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Parent or any of its Subsidiaries is a party;

                        (c)    assuming (i) compliance with the matters referred to in Section 4.5(d) and (ii) adoption of this Agreement by Intermediate Co. 2 in its capacity as sole stockholder of Merger Sub (which adoption Parent shall cause to be obtained immediately following the execution of this Agreement), violate any Laws applicable to Parent or any of its Subsidiaries or any of their respective properties or assets; or

                        (d)    require any action or consent or approval of, or review by, or registration or filing by Parent or any of its Affiliates with, any Governmental Authority, other than (i) authorization for inclusion of the Parent Common Shares to be issued pursuant to this Agreement on NASDAQ and the TSX, subject to official notice of issuance, (ii) registrations or other actions required under federal, provincial and state securities Laws as are contemplated by this Agreement, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (iv) consents or approvals of, or notifications to, the Governmental Authorities set forth in Section 4.5(d)(iv) to the Parent Disclosure Schedule;

except in the case of clauses (b), (c) and (d) above for any of the foregoing that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent or a Material Adverse Effect on the ability of Parent to consummate any of the Transactions.

        Section 4.6    Absence of Certain Changes.    Since December 31, 2014 through the date of this Agreement, there have been no Events that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

        Section 4.7    Parent SEC Documents; Controls; Registration Rights.

                        (a)    Parent has timely filed or received the appropriate extension of time within which to file with the SEC all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2012 under the Exchange Act or the Securities Act (such documents, as supplemented and amended since the time of filing, collectively, the "Parent SEC Documents"). The Parent SEC Documents, including any financial statements or schedules included therein, at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be; provided that the representations and warranties in subclauses (a)(i) and (a)(ii) above shall not apply to statements in, or omissions from, the Parent Registration Statement or the Company Proxy Statement made in reliance upon and in conformity with information furnished to Parent in writing by the Company for use in the Parent Registration Statement or the Company Proxy Statement. The financial statements of Parent included in the Parent SEC Documents at the time filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP during the periods involved (except as may be indicated in the notes thereto, auditor's report thereon or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), and fairly present in all material respects (subject in the case of unaudited statements to normal, recurring audit adjustments and subject to restatements filed with the SEC prior to the date of this Agreement) the consolidated financial position of Parent and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods then ended. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act other than as part of Parent's consolidated group or required to file any form, report or other document with the SEC, NASDAQ, the TSX, any other stock exchange or comparable Governmental Authority.

                        (b)    Parent maintains a system of internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent (i) maintains disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) designed to ensure that information required to be disclosed by Parent in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, including that information required to be disclosed by Parent in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of Parent as appropriate to allow timely decisions regarding required disclosure, and (ii) has disclosed, based upon the most recent evaluation by the interim Chief Executive Officer and interim Chief Financial Officer of Parent of Parent's internal control over financial reporting, to its auditors and the audit committee of the Parent Board (A) all significant deficiencies and material weaknesses in the design or operation of Parent's internal control over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting.

                        (c)    Parent has no agreement, arrangement or understandings to register any securities of Parent or any of its Subsidiaries under the Securities Act or under any state or provincial securities law and has not granted registration rights to any person (other than agreements, arrangements or understandings with respect to registration rights that are no longer in effect as of the date of this Agreement).

        Section 4.8    Undisclosed Liabilities.    Except (a) as and to the extent disclosed or reserved against on the audited consolidated balance sheet (or footnotes thereto) of Parent as of December 31, 2014 included in the Parent SEC Documents, (b) as incurred after the date thereof in the ordinary course of business consistent with past practice, (c) as set forth in Section 4.8 to the Parent Disclosure Schedule, or (d) for liabilities and obligations incurred in connection with this Agreement, the Merger or the other Transactions, Parent, together with its Subsidiaries, does not have any liabilities or obligations of a nature required to be disclosed on a balance sheet prepared in accordance with GAAP.

        Section 4.9    Compliance with Law.

                        (a)    Parent and its Subsidiaries are in compliance with, and at all times since January 1, 2012 have been in compliance with, all applicable Laws relating to Parent, its Subsidiaries or their respective business or properties, except where any such failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent. To the Knowledge of Parent, as of the date of this Agreement, (i) no investigation or review by any Governmental Authority with respect to Parent or its Subsidiaries is pending or threatened, nor (ii) since January 1, 2012, has any Governmental Authority indicated in writing an intention to conduct the same, in each case other than those the outcome of which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent.

                        (b)    Since January 1, 2012, neither Parent nor any of its current or former Subsidiaries nor, to the Knowledge of Parent, any of their respective United States officers, directors, agents, distributors, employees or other persons acting on behalf of the Company or its current or former Subsidiaries or joint ventures have, directly or indirectly, taken any action which would cause them to be in violation of the Anti-bribery Laws, or, to the Knowledge of Parent, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made, offered or authorized any unlawful payment to non-United States or United States government officials or employees, whether directly or indirectly, or made, offered or authorized any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, whether directly or indirectly. Parent has established reasonable internal controls and procedures intended to ensure compliance with all applicable Anti-bribery Laws.

        Section 4.10    Taxes.

                        (a)    Parent and its Subsidiaries (i) have duly filed all income and all other material Tax Returns required to have been filed by Parent or any of its Subsidiaries, and all such Tax Returns are true and correct in all material respects; (ii) have within the time and manner prescribed by applicable Law paid all Taxes required to be paid by each of them; (iii) as of the date of this Agreement have adequate accruals and reserves on the financial statements included in the Parent SEC Documents for Taxes in accordance with GAAP; and (iv) as of the date of this Agreement have not received written notice of any deficiencies for any Tax from any Taxing Authority, against the Parent or any of its Subsidiaries for which there are not adequate reserves on the financial statements included in the Parent SEC Documents.

                        (b)    Neither Parent nor any of its Subsidiaries has participated in any "listed transaction" within the meaning of Treasury Regulation Section 1.6011-4 (or any similar provision of state, local or non-U.S. law).

                        (c)    Neither Parent, Intermediate Co. 1, Intermediate Co. 2 nor Merger Sub has taken or agreed to take any action or has Knowledge of any facts that would reasonably be expected to cause Parent to be treated under current Law (including U.S. Internal Revenue Notice 2014-52, 2014-42 I.R.B. 712), as a result of the Transactions, as a "domestic corporation" within the meaning of the Code (including as a result of the issuance of "disqualified stock" within the meaning of Temporary U.S. Treasury Regulation Section 1.7874-4T or as a result of the nature and value of the assets held by Parent and its Subsidiaries).

                        (d)    There is no current plan or intention to convert, merge, dissolve, or liquidate either Intermediate Co. 1 or Intermediate Co. 2 under applicable Law.

        Section 4.11    Intellectual Property.

                        (a)    Parent or its Subsidiaries have good, valid, unexpired and enforceable title (free and clear of all Liens other than Permitted Liens) or otherwise have the valid and enforceable right to use all of the Intellectual Property used in the conduct of their business as currently conducted. To the Knowledge of Parent, there is no material Intellectual Property owned by any person that (i) Parent or any of its Subsidiaries in good faith believes is valid and enforceable, (ii) is required by Parent or any of its Subsidiaries to conduct their business as currently conducted, and (iii) to the extent authorization is required, Parent is not currently authorized to use. Notwithstanding the foregoing, nothing in this Section 4.11(a) shall be deemed to be a representation regarding infringement, misappropriation or other violation of Intellectual Property rights of others.

                        (b)    To the Knowledge of Parent, neither Parent's nor any of its Subsidiaries' conduct of their business as currently conducted has not in the past six years and does not infringe upon, misappropriate or otherwise violate or make unlawful use of any Intellectual Property rights of others. No person has asserted any written claim (or to the Knowledge of Parent, any oral claim) in the past six years (i) challenging Parent's or any of its Subsidiaries' right, interest or title in any of the Parent Intellectual Property or (ii) alleging infringement, misappropriation or violation of any Intellectual Property by Parent or any of its Subsidiaries. None of the Parent Intellectual Property nor, to the Knowledge of Parent, any of the Intellectual Property exclusively licensed to Parent or any of its Subsidiaries, is subject to any pending or outstanding injunction, directive, order, judgment, or other disposition of dispute, in each case with respect to the Parent Intellectual Property to which Parent or its Subsidiaries are a party, that materially adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by Parent or its Subsidiaries, or otherwise materially adversely affects the validity, scope, use, registrability, or enforceability of any Parent Intellectual Property.

        Section 4.12    Parent Registration Statement; Company Proxy Statement.    None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Parent Registration Statement, including the Company Proxy Statement, at the time the Parent Registration Statement becomes effective or, in the case of the Company Proxy Statement, at the date of mailing, will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Parent Registration Statement, except for such portions thereof that relate only to the Company and its Subsidiaries, will comply as to form in all material respects with the provisions of the Securities Act.

        Section 4.13    Litigation.    As of the date of this Agreement, there is no Action pending or, to the Knowledge of Parent, any Action threatened against Parent or any of its Subsidiaries or their respective officers or directors. As of the date of this Agreement, neither Parent nor any of its Subsidiaries is subject to any outstanding order, writ, injunction or decree. Since January 1, 2012 through the date of this Agreement, neither Parent nor any of its Subsidiaries has been subject to any material outstanding order, writ, injunction or decree relating to Parent's method of doing business or its relationship with past, existing or future users or purchasers of any goods or services of Parent.

        Section 4.14    Brokerage and Finder's Fees.    Except for the agreements listed on Section 4.13 of the Parent Disclosure Schedule, true, correct and complete copies thereof have been made available to the Company, neither Parent, any of its Subsidiaries nor any of their respective stockholders, directors, officers or employees has incurred or will incur on behalf of Parent or its Subsidiaries any brokerage, finder's, success or similar fee in connection with the Transactions.

        Section 4.15    Takeover Statutes.    None of Parent, Merger Sub or any other Affiliate of Parent has been an "interested stockholder" (as such term is used in Section 203 of DGCL) with respect to the Company at any time within three years of the date of this Agreement.

        Section 4.16    Regulatory Matters.

                        (a)    To the Knowledge of Parent, all filings, declarations, listings, registrations, reports or submissions regarding products currently under development by Parent or its Subsidiaries with the FDA or any other Governmental Authority performing functions similar to those performed by the FDA were in material compliance with applicable Laws when filed, and Parent has not received any written communication from any such applicable Governmental Authority asserting deficiencies with respect to any such filings, declarations, listing, registrations, reports or submissions.

                        (b)    None of Parent or its Subsidiaries has received any notices or other correspondence from the FDA or any other Governmental Authority performing functions similar to those performed by the FDA or any institutional review board or ethics committee with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests. To the Knowledge of Parent, neither the FDA nor any other applicable Governmental Authority nor any clinical investigator that has participated or is participating in, or institutional review board or ethics committee that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent or its Subsidiaries has commenced or threatened to initiate, any action to place a clinical hold order on, or otherwise terminate or suspend any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of Parent or its Subsidiaries.

                        (c)    Neither Parent nor any of its Subsidiaries has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority performing functions similar to those performed by the FDA or (ii) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority performing functions similar to those performed by the FDA.

                        (d)    None of Parent or any of its Subsidiaries has been, and to the Knowledge of Parent, none of their respective employees or other persons engaged to perform clinical services by Parent or any of its Subsidiaries have ever been while performing services for Parent or such Subsidiary, (i) Debarred, (ii) convicted of a crime for which a person can be Debarred or (iii) indicted for a crime or otherwise engaged in conduct for which a person can be Debarred or engaged in any conduct that would reasonably be expected to result in Debarment under applicable Law. To the Knowledge of Parent, none of the matters listed in sub-parts (i), (ii), or (iii) herein has been threatened, against Parent, its Subsidiaries or any of its officers, employees or agents.

        Section 4.17    No Other Representations or Warranties.    Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, the Subsidiaries of Parent or any other person on behalf of Parent makes any other express or implied representation or warranty whatsoever, and specifically (but without limiting the generality of the foregoing) that none of Parent, the Subsidiaries of Parent or any other person on behalf of the Company makes any representation or warranty with respect to any projections or forecasts delivered or made available to the Company or any of its Affiliates or Representatives of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and the Subsidiaries of Parent (including any such projections or forecasts made available to the Company or its Affiliates and Representatives in certain "data rooms" or management presentations in expectation of the Transactions), and the Company has not relied on any such information or any representation or warranty not set forth in this Article IV.

ARTICLE V

COVENANTS AND AGREEMENTS

        Section 5.1    Company Conduct of Business.

                        (a)    During the period from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (w) as may be required by applicable Law, (x) with the prior written consent of Parent, (y) as may be expressly required or permitted by this Agreement or (z) as set forth in Section 5.1 of the Company Disclosure Schedule, the

Company shall and shall cause each of its Subsidiaries to, subject to compliance with the other restrictions in this Section 5.1, (i) conduct its business (A) in the ordinary course consistent with past practice and (B) in compliance with applicable Law in a manner so as to not cause the condition set forth in Section 6.2(a) to fail to be satisfied due to any noncompliance, (ii) use commercially reasonable efforts to (A) preserve intact its present and presently planned business organization, (B) maintain in effect all necessary licenses, permits, consents, franchises, approvals and authorizations, except in each case for any termination in accordance with the terms of any such license, permit, consent, franchise, approval or authorization (other than as a result of a breach by the Company or any of its Subsidiaries), (C) keep available the services of its executive officers and key employees on commercially reasonable terms and (D) maintain satisfactory relationships with its customers, lenders, suppliers and others having material business relationships with it, and (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of the Company to perform its covenants and agreements under this Agreement or to consummate the Transactions.

                        (b)    During the period from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (i) as may be required by applicable Law, (ii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed with respect to Sections 5.1(b)(J), (K), (L), (N), (O), and (P)), (iii) as may be expressly required or permitted by this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of its Subsidiaries to:

                    (A)    amend the Company Organizational Documents or the Company Subsidiary Organizational Documents;

                    (B)    split, combine or reclassify any of its capital stock;

                    (C)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (1) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (2) in connection with the settlement of Company Warrants or (3) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding Taxes incurred in connection with the exercise of Company Options or the vesting or settlement of Company Option in accordance with past practice and the terms of the applicable award agreements);

                    (D)    grant any Company Option or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

                    (E)    issue, encumber, sell or otherwise permit to become outstanding any additional shares of its capital stock or voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or voting securities or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for securities of its capital stock, except pursuant to the exercise of Company Options or pursuant to the settlement of Company Warrants, in each case in accordance with their terms, or enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock, equity interests or other voting securities;

                    (F)    adopt a plan of complete or partial liquidation, dissolution, merger, conversion, consolidation, restructuring, recapitalization or other reorganization, other than the Merger;

                    (G)    incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except (1) pursuant to existing Indebtedness arrangements as set forth on Section 5.1(b)(G) of the Company Disclosure Schedule, (2) pursuant to the Loan Agreement, or (3) pursuant to agreements or arrangements between the Company and its direct or indirect wholly owned Subsidiaries or among the Company's direct or indirect wholly owned Subsidiaries;

                    (H)    make any loans or advances to any other person, except for (1) loans among the Company and any of its wholly owned Subsidiaries and (2) advances permitted pursuant to Section 5.1(b)(L)(4);

                    (I)    other than in accordance with Contracts in effect on the date of this Agreement as set forth on the Company Disclosure Schedule, (1) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets having a value in excess of $50,000 (other than licenses to clinical research organizations, clinical trial sites, manufacturers or suppliers and similar arrangements in which a third party receives a license in order to perform services for the Company or any of its Subsidiaries in the ordinary course of business), or (2) cancel, release or assign any material Indebtedness of any such person owed to it or any material claims held by it against any such person other than in the ordinary course of business consistent with past practice;

                    (J)    acquire any capital stock of any other person, or acquire any assets other than assets acquired in the ordinary course of business consistent with past practice or assets valued at less than $50,000 in the aggregate;

                    (K)    make any capital expenditures in excess of $50,000 for any individual capital expenditure and $250,000 in the aggregate;

                    (L)    except as required under the terms of this Agreement or the terms of any Company Plan existing as of the date of this Agreement, (1) increase the compensation or benefits of any of the current or former directors or executive officers (collectively, "Company Covenant Individuals") or increase in any manner the compensation or benefits of employees or individuals who are individual consultants classified as independent contractors (other than in the ordinary course of business consistent with past practice), (2) pay to any Company Covenant Individual any amounts or increase any amounts payable to Company Covenant Individuals not required by applicable Law or any Company Plan, (3) become a party to, establish, materially amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation, severance, retention, pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan, agreement or policy with or for the benefit of any Company Covenant Individual, (4) other than routine business and travel expense advances, loan any money or other property to any Company Covenant Individual, or (5) hire any new employee at the level of vice president or above;

                    (M)    (1) implement or adopt any change in its accounting principles or its methods, other than as may be required by GAAP or applicable Law or (2) make, revoke or modify any material Tax election;

                    (N)    settle or compromise any Action, other than settlements or compromises that do not create obligations of the Company or any of its Subsidiaries other than the payment of monetary damages not in excess of $50,000 for any individual Action and $100,000 in the aggregate;

                    (O)    other than in the ordinary course of business consistent with past practice, materially reduce the amount of insurance coverage or fail to renew any material Insurance Policies;

                    (P)    (1) enter into any Contract that, if in effect on the date of this Agreement, would be a Material Company Contract or (2) other than in the ordinary course of business consistent with past practice, amend or terminate (other than in accordance with its terms) any other Material Company Contract or waive any material right under any Material Company Contract, provided that nothing in this Section 5.1(b)(P) shall preclude the Company or its Subsidiaries from entering into Material Company Contracts with manufacturers, suppliers, service providers, sales agents, representatives, distributors, resellers, middlemen, marketers, brokers, franchisors or similar persons which are terminable without penalty by the Company on 90 days' or less notice in the ordinary course of business consistent with past practices;

                    (Q)    (1) sell, assign, license or covenant not to assert or otherwise transfer any rights under or to any Company Intellectual Property, other than material transfer agreements, clinical trial agreements, and non-exclusive licenses to third parties solely to permit such third parties to perform services for the Company or any of its Subsidiaries, (2) allow to lapse (other than pursuant to its terms or pursuant to applicable Law) or default under any rights under or to any Company Intellectual Property, or (3) disclose to any third party, other than to Representatives of Parent or pursuant to a valid, written confidentiality agreement entered into in the ordinary course of business consistent with past practice, any trade secret included in the Company Intellectual Property, in each case in a manner so as to cause the condition set forth in Section 6.2(a) to not be satisfied as a result of any such action;

                    (R)    except (1) as otherwise permitted by this Agreement, (2) for any repayment or prepayment by the Company or any of its Subsidiaries permitted under the Loan Agreement, or (3) for transactions between the Company and its Subsidiaries or among the Company's Subsidiaries, prepay, redeem, repurchase, defease, cancel or otherwise terminate any Indebtedness or guarantees thereof of the Company or any Subsidiary; or

                    (S)    agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.1(b).

The Company shall be permitted to request consent from Parent with respect to any of the actions prohibited by Sections 5.1(b) by delivery of written notice (including by electronic mail) of such request to the Interim Chief Financial Officer of Parent or a designee thereof, with a copy to counsel for Parent and counsel to the Company (it being understood and agreed that, for the purposes of this Section 5.1, if Parent does not respond to any request for consent on or prior to 11:59 p.m., Pacific Coast time, on the fifth Business Day after the Company delivers such request to Parent and Parent's counsel (counting as day one the first Business Day after the day of receipt by Parent and Parent's counsel), Parent shall be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request).

        Section 5.2    Parent Conduct of Business.    During the period from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, except (a) as may be required by applicable Law, (b) with the prior written consent of the Company, (c) as may be expressly required or permitted by this Agreement, or (d) as set forth in Section 5.2 of the Parent Disclosure Schedule, Parent shall not, and shall not permit any of its Subsidiaries to:

                    (i)    amend the Parent Organizational Documents in a manner adverse to the Company or its stockholders;

                    (ii)    split, combine or reclassify any of its capital stock;

                    (iii)    make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock, or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Parent to Parent or any of its wholly owned Subsidiaries, or (B) the acceptance of Parent Common Shares as payment for the exercise price of outstanding options or other equity awards or for withholding Taxes incurred in connection with the exercise of outstanding compensatory options or other equity awards or the vesting or settlement of outstanding options or other equity awards in accordance with past practice and the terms of the applicable award agreements);

                    (iv)    grant any options, restricted stock units or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

                    (v)    issue, encumber, sell or otherwise permit to become outstanding any additional shares of its capital stock or voting securities or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or voting securities or any options, warrants, or other rights of any kind to acquire any shares of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for securities of its capital stock;

                    (vi)    (A) solely in respect of Parent, adopt a plan of complete or partial liquidation or dissolution, or a plan that would result in the recapitalization or other reorganization of Parent's capital stock, other than a merger, recapitalization or reorganization involving Parent (i) that would not be consummated on or prior to the Effective Time or (ii) if consummated prior to the Effective Time, pursuant to which the consideration payable to Company stockholders in the Merger is appropriately adjusted in consultation with the Company, or (B) adopt a plan of complete or partial liquidation or dissolution, recapitalization or other reorganization involving Intermediate Co. 1 or Intermediate Co. 2;

                    (vii)    incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the financial obligations of any other person, except pursuant to agreements or arrangements between Parent and its direct or indirect wholly owned Subsidiaries or among Parent's direct or indirect wholly owned Subsidiaries;

                    (viii)    acquire any capital stock of any other person, or acquire any assets other than assets acquired in the ordinary course of business consistent with past practice or assets valued at less than $500,000 in the aggregate;

                    (ix)    establish a record date for the Aralez Distribution that is prior to the earlier of (A) the Closing and (B) the termination of this Agreement in accordance with ARTICLE VII;

                    (x)    convene any meeting of or solicit written consents from, holders of Parent Common Shares, in each case for the purpose of revoking, amending or varying the authority and authorization of the Parent Board to authorize, or for Parent or Merger Sub to consummate, the Share Issuance, the Subscription, the Merger or any other Transaction; or

                    (xi)    agree to take, or make any commitment to take, any of the foregoing actions that are prohibited pursuant to this Section 5.2.

Parent shall be permitted to request consent from the Company with respect to any of the actions prohibited by Sections 5.2 by delivery of written notice (including by electronic mail) of such request to the Chief Financial Officer of the Company or a designee thereof, with a copy to counsel for the Company and counsel to Parent (it being understood and agreed that, for the purposes of this Section 5.2, if the Company does not respond to any request for consent on or prior to 11:59 p.m., Pacific Coast time, on the fifth Business Day after Parent delivers such request to the Company and the Company's counsel (counting as day one the first Business Day after the day of receipt by the Company and the Company's counsel), the Company shall be deemed to have provided its prior written consent to the taking of such action upon and under the circumstances described in such request and only as to the specific instances subject to such request).

        Section 5.3    Access.

                        (a)    For purposes of furthering the Transactions, during the period from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall (i) afford Parent and its Representatives reasonable access during normal business hours upon reasonable advance notice to the Company, to its and its Subsidiaries' officers, employees, properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws (other than information concerning the value of the Company or relating to the process leading to the negotiation and execution of this Agreement and any communications relating to any Company Acquisition Proposal or Company Competing Transaction) and (ii) use its reasonable best efforts to make available to Parent, during normal business hours and at the Company's principal place of business or via telephone, the Company's accountants, consultants, legal counsel, financial advisors and representatives, in each case to the extent reasonably requested by Parent in order to discuss the affairs of the Company and its Subsidiaries. During such period, the Company shall, and shall cause its Subsidiaries to, without limitation to the preceding obligations, make available to Parent a copy of any written communication (and a summary of any material oral communication) received from the FDA or similar Governmental Authority promptly after receipt of such communication. All access pursuant to this Section 5.3(a) shall be (i) conducted in such a manner as not to interfere unreasonably with the normal operations of the Company or any of its Subsidiaries and (ii) coordinated through the Chief Executive Officer of the Company or a designee thereof.

                        (b)    Notwithstanding anything to the contrary contained in this Section 5.3, neither the Company nor its Subsidiaries nor their respective Representatives shall be required to provide any access, or make available any document, correspondence or information, if doing so would, in the reasonable judgment of the Company's outside legal counsel, (i) jeopardize the attorney-client privilege of the Company or any of its Subsidiaries or (ii) conflict with any (A) Law applicable to the Company or any of its Subsidiaries or the assets, or operation of the business, of the Company or any of its Subsidiaries or (B) Material Company Contract to which the Company or any of its Subsidiaries is party or by which any of their assets or properties are bound; provided, however, that in such instances the Company shall inform Parent of the general nature of the information being withheld and the basis for withholding and, upon Parent's request, reasonably cooperate with Parent to provide such information, in whole or in part, in a manner that would not result in any of the outcomes described in the foregoing clauses (i) and (ii), including using commercially reasonable efforts to seek consent from the applicable third party to any such Material Company Contract under which disclosure is prohibited.

                        (c)    No investigation by Parent or its Representatives shall affect or be deemed to modify or waive the representations and warranties of the Company set forth in this Agreement.

                        (d)    The Parties hereby agree that all information provided to them or their respective Representatives in connection with this Agreement and the consummation of the Transactions shall be governed in accordance with the Confidentiality Agreement, dated as of May 8, 2014, between the Company and Parent (the "Confidentiality Agreement"), which shall continue in full force and effect in accordance with its terms.

        Section 5.4    No Solicitation.

                        (a)    During the period from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Company will not, and will cause its Subsidiaries not to, and will use commercially reasonable efforts to cause each controlled Affiliate and any Representative of the Company, any of its Subsidiaries or any such controlled Affiliate not to, and on becoming aware of it will use commercially reasonable efforts to stop any such person from continuing to, directly or indirectly, (i) solicit, initiate or knowingly encourage, knowingly cooperate with any person regarding, or knowingly facilitate (including by way of furnishing material, non-public information) any inquiries or proposals regarding, or that would reasonably be expected to lead to, any Company Competing Transaction (any of the foregoing inquiries or proposals being referred to herein as a "Company Acquisition Proposal"), (ii) participate in any discussions or negotiations regarding any Company Acquisition Proposal (but the foregoing will not prohibit the Company or any of its Representative from making a person aware or otherwise informing such person of the provisions of this Section 5.4), or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement, other than any Acceptable Confidentiality Agreement, regarding, or that is intended to result in, or would reasonably be expected to lead to, any Company Acquisition Proposal (a "Company Acquisition Agreement").

                        (b)    As used in this Agreement, "Company Competing Transaction" means any of (i) a transaction, including any tender offer, exchange offer or share exchange, pursuant to which any third person or group (other than Parent or any of its Affiliates or any group of which Parent or its Affiliates is a member), or the stockholders of such third person, directly or indirectly, acquires or would acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of 15% or more of the outstanding shares of common stock of the Company or of the outstanding voting power of the Company (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such common stock or other securities representing such voting power), whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or business combination pursuant to which any third person or group of persons (other than Parent or any of its Affiliates or any group of which Parent or its Affiliates is a member), or the stockholders of such third person or persons, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of the Company, or, if applicable, any surviving entity or the parent entity resulting from any such transaction, immediately upon consummation thereof, (iii) a recapitalization of the Company or any of its Subsidiaries or any transaction similar to a transaction referred to in clause (ii) above involving the Company or any of its Subsidiaries pursuant to which any third person or group of persons (other than Parent or any of its Affiliates or any group of which Parent or its Affiliates is a member), or its stockholders, beneficially owns or would beneficially own 15% or more of the outstanding shares of common stock or the outstanding voting power of the Company or such Subsidiary or, if applicable, the parent entity resulting from any such transaction immediately upon consummation thereof or (iv) any transaction pursuant to which any third person or group of persons (other than Parent or any of its Affiliates) directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture or otherwise) acquires or would acquire control of assets (including for this purpose the equity securities of, or other ownership interest in, Subsidiaries of the Company and securities of the entity surviving any merger or business combination involving any of the Subsidiaries of the Company) of the Company or any of its Subsidiaries representing 15% or more of the fair market value of all the assets of the Company and its Subsidiaries, taken as a whole, immediately prior to such transaction. Wherever the term "group" is used in this Agreement, it is used as defined in Rule 13d-3 under the Exchange Act.

                        (c)    The Company will notify Parent promptly (but in no event later than one Business Day) after the Company has Knowledge of its receipt of any Company Acquisition Proposal, or any material modification of or material amendment to any Company Acquisition Proposal, or any inquiry or request for non-public information relating to the Company or any of its Subsidiaries or for access to the properties, books or records of the Company or any of its Subsidiaries by any person that is reasonably likely to lead to a Company Acquisition Proposal. Such notice to Parent will be made orally and confirmed in writing and will include the identity of the person or persons making the Company Acquisition Proposal or inquiry or requesting non-public information or access to the properties, books or records of the Company or any of its Subsidiaries, and a copy of the Company Acquisition Proposal or, if not in writing, a written summary in reasonable detail of the material terms of any such Company Acquisition Proposal, inquiry or request or modification or amendment to a Company Acquisition Proposal. The Company will (i) keep Parent reasonably informed, on a current basis, of any material changes in the status of, and any material changes or modifications in the terms of, any such Company Acquisition Proposal, inquiry or request, and (ii) provide to Parent as soon as practicable after receipt or delivery thereof with copies of all material documents (including electronic material) or other substantive materials that contain financial terms, material conditions or other material terms of such Company Competing Transaction that are sent or provided to the Company from any third party in connection with any Company Acquisition Proposal or sent or provided by the Company to any third party in connection with any Company Acquisition Proposal; provided, however, that any material written material or material correspondence will be sent or provided pursuant to clause (ii) within one Business Day after receipt or delivery thereof. The Company will not enter into any agreement on or after the date of this Agreement that would prevent the Company from providing any information required by this Section 5.4 to Parent.

                        (d)    Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, the Company or its Representatives may (i) to the extent necessary, contact any person or group of persons (and their Representatives) that makes a Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal that are unclear to the Company and that the Company reasonably determines are material to its analysis of such Company Acquisition Proposal, and (ii) furnish or cause to be furnished information to, and enter or cause to be entered into discussions with, and only with, the person or group (and its Representatives) who has made a Company Acquisition Proposal that was not solicited on or after the date of this Agreement in violation of Section 5.4(a) if the Company Board (A) determines in good faith (after consultation with its outside legal counsel and financial advisor or advisors) that such Company Acquisition Proposal constitutes or is reasonably likely to lead to a Company Superior Proposal, (B) provides notice to Parent of its intent to furnish information to or enter into discussions with such person in accordance with this Section 5.4(d), and (C) enters into a confidentiality agreement with such person containing terms that are determined in good faith by the Company to be no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement and any related agreements will not include any provision calling for any exclusive right to negotiate with such person or having the effect of prohibiting the Company from satisfying its obligations under this Agreement) provided that in no event will any such confidentiality agreement be required to contain any provision that would prevent the person making a Company Acquisition Proposal from making Company Acquisition Proposals to the Company Board (any such agreement, an "Acceptable Confidentiality Agreement"). Unless such information has been previously provided to Parent, all information provided by the Company to the person making such Company Acquisition Proposal will be promptly provided to Parent.

                        (e)    As used in this Agreement, "Company Superior Proposal" means a bona fide written Company Acquisition Proposal made by a third person (or group of persons) to consummate a merger, consolidation, business combination or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction would hold less than

50% of the outstanding shares of common stock of, or less than 50% of the outstanding voting power of, the Company, any surviving entity or the parent entity resulting from any such transaction immediately upon consummation thereof that the Company Board (after consultation with its outside legal counsel and its financial advisor or advisors) determines in good faith (i) to be more favorable from a financial point of view to the Company's stockholders than the Merger and (ii) is reasonably capable of being completed in accordance with its terms.

                        (f)    Except as permitted by Sections 5.4(g) or 5.4(h), the Company Board will not (i) withhold, withdraw or modify in a manner adverse to Parent the Company Board Recommendation or the approval or declaration of advisability by the Company Board of this Agreement and the Transactions (including the Merger) or (ii) resolve, agree or propose publicly to take any such actions (each such action set forth in this sentence of this Section 5.4(f) being referred to herein as an "Adverse Recommendation Change") or approve, adopt or recommend, or cause or permit the entry into or propose publicly to do so with respect to, any Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement).

                        (g)    Notwithstanding anything to the contrary in this Agreement, if, at any time prior to obtaining the Company Stockholder Approval (i) the Company receives a Company Acquisition Proposal, (ii) such Company Acquisition Proposal did not result from a breach of Section 5.4(a) and (iii) the Company Board determines in good faith after consultation with its outside legal counsel and with its financial advisor that (A) such Company Acquisition Proposal constitutes a Company Superior Proposal, and (B) in light of such Company Acquisition Proposal, failure to make an Adverse Recommendation Change would be inconsistent with the directors' fiduciary obligations under applicable Law, the Company Board may, subject to the provisions of Section 5.4(i) and Section 7.2, make an Adverse Recommendation Change or terminate this Agreement to enter into a definitive Company Acquisition Agreement with respect to such Company Superior Proposal; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing, and any purported termination pursuant to the foregoing shall be void and of no force or effect, unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Termination Fee to Parent in immediately available funds in accordance with Section 7.2(c).

                        (h)    Notwithstanding anything in this Agreement to the contrary, if (i) an Intervening Event occurs or arises after the date of this Agreement and prior to obtaining the Company Stockholder Approval and (ii) the Company Board determines in good faith after consultation with its outside legal counsel and with its financial advisor that in light of the existence of such Intervening Event, failure to make an Adverse Recommendation Change would constitute a breach of the directors' fiduciary obligations under applicable Law, then prior to obtaining the Company Stockholder Approval, the Company Board may, subject to the provisions of Section 5.4(i) and Section 7.2, make an Adverse Recommendation Change.

                        (i)    Prior to making any Adverse Recommendation Change as a result of a Company Superior Proposal or an Intervening Event or terminating this Agreement pursuant to Section 5.4(g), the Company shall deliver to Parent a written notice (a "Change in Recommendation Notice") stating that the Company Board intends to take such action pursuant to Section 5.4(g) or 5.4(h), as the case may be, and, together with such notice, provide a copy of the proposed form of the Company Acquisition Agreement or a description of the Intervening Event, as applicable. During the four Business Day period commencing, if Parent's receipt of the Change in Recommendation Notice is prior to 5:00 p.m. Pacific Coast time, on the date of Parent's receipt of such Change in Recommendation Notice, or, if such receipt is after 5:00 p.m. Pacific Coast time, on the Business Day first following the date of Parent's receipt of such Change in Recommendation Notice (the "Negotiation Period"), the Company shall make its directors, officers and outside advisors reasonably available for the purpose of engaging in negotiations with Parent and its Representatives (to the extent Parent desires to negotiate) regarding a possible amendment to this Agreement so that the Company Acquisition Proposal that is the subject of the Change in Recommendation Notice ceases to be a Company Superior Proposal, in the case of an Adverse Recommendation Change or termination of this Agreement pursuant to Section 5.4(g), or so as to obviate the need for an Adverse Recommendation Change as a result of the Intervening Event, in the case of an Adverse Recommendation Change pursuant to Section 5.4(h). Any written proposal made by Parent to amend this Agreement during the Negotiation Period shall be considered by the Company Board in good faith. With respect to a Change in Recommendation Notice issued in connection with a Company Acquisition Proposal, each time the financial or other material terms of such Company Acquisition Proposal are amended, the Company will deliver to Parent a new Change in Recommendation Notice (including as attachments thereto a copy of the new Company Acquisition Agreement related to such amended proposal and copies of any material documents related thereto), and the Negotiation Period shall be extended by an additional two Business Days from the date of Parent's receipt of such new Change in Recommendation Notice.

                        (j)    (i) Nothing contained in this Section 5.4 will prohibit the Company from taking or disclosing to its stockholders a position required by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act and (ii) no disclosure that the Company Board may determine (after consultation with legal counsel) that it or the Company is required to make under applicable Law will constitute a violation of this Agreement; provided, however, that in any event the Company Board shall not make an Adverse Recommendation Change except in accordance with Section 5.4(g) and Section 5.4(h). Any disclosure by the Company relating to a Company Acquisition Proposal shall be deemed to be an Adverse Recommendation Change by the Company unless the Company Board reaffirms its recommendation and declaration of advisability with respect to this Agreement in such disclosure.

                        (k)    The Company and its Subsidiaries will immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent to this Agreement) conducted heretofore with respect to any Company Acquisition Proposal, and will request that all persons, other than Parent, who have been furnished confidential information regarding the Company or its Subsidiaries in connection with the solicitation of or discussions regarding a Company Acquisition Proposal within the 12 months prior to the date of this Agreement promptly to return or destroy such information.

                        (l)    It is understood that any violation of the restrictions set forth in this Section 5.4 by any Representative of the Company or any of its Subsidiaries or controlled Affiliates will be deemed to be a breach of this Section 5.4 by the Company.

        Section 5.5    Preparation of the Parent Registration Statement and the Company Proxy Statement; Company Stockholders Meeting.

                        (a)    As promptly as practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC the Company Proxy Statement, and Parent shall prepare and cause to be filed with the SEC the Parent Registration Statement, in which the Company Proxy Statement will be included as a prospectus, and Parent shall use commercially reasonable efforts to have the Parent Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Parent and the Company shall furnish all information concerning such Party and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Parent Registration Statement and the Company Proxy Statement. Each of Parent and the Company shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Parent Registration Statement or the Company Proxy Statement, as applicable, and shall provide the other with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand. Each of Parent and the Company shall use commercially reasonable efforts to respond as promptly as practicable to any comments from the SEC with respect to the Parent Registration Statement or the Company Proxy Statement, respectively.

Notwithstanding the foregoing, prior to filing the Parent Registration Statement (or any amendment or supplement thereto) or mailing the Company Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company shall, other than with respect to filings relating to Company Acquisition Proposals, (i) provide the other a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and (ii) give reasonable consideration in such document or response to all comments reasonably proposed by the other. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Parent Registration Statement, the issuance of any stop order relating thereto or the suspension of the qualification of Parent Common Shares constituting Merger Consideration for offering or sale in any jurisdiction, and Parent shall use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws in connection with the Merger, the Share Issuance, the Subscription and the issuance of Parent Common Shares under the Company Stock Plans. The Company shall furnish all available information concerning the Company and the holders of Company Common Stock and as may be reasonably requested in connection with any such action.

                        (b)    If, prior to the Effective Time, any event occurs with respect to the Company or any of its Subsidiaries, or any change occurs with respect to other information supplied by the Company for inclusion in the Company Proxy Statement or the Parent Registration Statement, which is required to be described in an amendment of, or a supplement to, the Company Proxy Statement or the Parent Registration Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Company Proxy Statement and the Parent Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company's stockholders. Nothing in this Section 5.5(b) shall limit the obligations of any Party under Section 5.5(a).

                        (c)    If prior to the Effective Time, any event occurs with respect to Parent or any of its Subsidiaries, or any change occurs with respect to other information supplied by Parent for inclusion in the Company Proxy Statement or the Parent Registration Statement, which is required to be described in an amendment of, or a supplement to, the Company Proxy Statement or the Parent Registration Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Company Proxy Statement and the Parent Registration Statement and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company's stockholders. Nothing in this Section 5.5(c) shall limit the obligations of any Party under Section 5.5(a).

                        (d)    The Company, in consultation with Parent, shall, as soon as practicable following the effectiveness of the Parent Registration Statement, duly call, give notice of, convene and hold a meeting of Company Stockholders for the purpose of seeking the Company Stockholders Approval (the "Company Stockholders Meeting"). The Company, in consultation with Parent, shall use commercially reasonable efforts to: (i) cause the Company Proxy Statement to be mailed to the Company's stockholders no later than the 10th Business Day after the Parent Registration Statement is declared effective under the Securities Act and to initially establish the date of the Company Stockholders Meeting on a date that is no later than the 25th day after the date of mailing of the Company Proxy Statement; and (ii) unless the Company Board shall have made an Adverse Recommendation Change in accordance with Section 5.4, (A) solicit proxies in favor of the Company Stockholder Approval and (B) if it is reasonably necessary to obtain the Company Stockholder Approval, engage the services of a proxy solicitation agent. The Company Board shall recommend to the Company Stockholders that they provide the Company Stockholder Approval and shall include such recommendation in the Company Proxy Statement, except to the extent that the Company Board shall have made an Adverse Recommendation Change as permitted by Section 5.4. The Company agrees that its obligations pursuant to this Section 5.5 shall not be affected solely by either (i) the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal or (ii) the making of any Adverse Recommendation Change by the Company Board.

                        (e)    The Company shall, prior to the Company Stockholders Meeting, keep Parent reasonably informed of the number of proxy votes received in respect of matters to be acted upon at the Company Stockholders Meeting, and in any event shall provide such number promptly upon the request of Parent or its Representatives.

                        (f)    The Company shall not adjourn, postpone, delay or cancel (or propose for adjournment, postponement, delay or cancellation) the Company Stockholders Meeting without Parent's prior written consent; provided, that the Company shall be permitted to adjourn, postpone or delay the Company Stockholders Meeting without the prior consent of Parent if and to the extent that: (i) there are holders of an insufficient number of shares of Company Common Stock present or represented by a proxy at the Company Stockholders Meeting to constitute a quorum at the Company Stockholders Meeting, provided that any such adjournments, postponements or delays shall not cause the Company Stockholders Meeting to be reconvened on a date that is beyond the date that is 60 days from the date of the mailing of the Company Proxy Statement; (ii) the Company has not received proxies representing a sufficient number of shares of Company Common Stock to obtain the Company Stockholder Approval, provided that any such adjournments, postponements or delays shall not cause the Company Stockholders Meeting to be reconvened on a date that is beyond the date that is 60 days from the date of the mailing of the Company Proxy Statement; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or its staff; or (iv) in the good faith judgment of the Company Board (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Stockholders Meeting could be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Company Proxy Statement or the Parent Registration Statement.

                        (g)    The Company will provide notice to Parent of the Company Stockholders Meeting and shall allow Representatives of Parent and its counsel to attend the Company Stockholders Meeting.

        Section 5.6    Filings; Commercially Reasonable Efforts; Notification.

                        (a)    Upon the terms and subject to the conditions of this Agreement, each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, as soon as practicable (but subject to Company's right to delay under Section 5.4 or Section 5.5(f)) and in any event prior to the End Date, the Transactions, including (i) obtaining and maintaining all necessary actions or nonactions, waivers, consents, licenses, permits, authorizations, orders and approvals (collectively, "Consents") from Governmental Authorities and the making of all other necessary registrations and filings, (ii) obtaining all Consents from third parties that are necessary or desirable in connection with the Transactions, (iii) the execution and delivery of any additional instruments necessary to consummate any of the Transactions, and to fully carry out the purposes of, this Agreement and (iv) providing all such information concerning such Party, its Subsidiaries and its Subsidiaries' officers, directors, employees and partners as may reasonably be requested in connection with any of the matters set forth in this Section 5.6. None of the Parties will, and each will cause its Subsidiaries and controlled Affiliates not to, take any action or agree to take any action that would reasonably be expected to impose a request to file with Government Authorities or to impose any delay in the obtaining of, or materially increasing the risk of not obtaining, any required consent from any Government Authority, in each case with respect to the Transactions.

                        (b)    Subject to Section 5.6(c), each of Parent and the Company shall (i) make or cause to be made such filings with Governmental Authorities as are required in connection with the Merger, the Share Issuance and the Subscription as soon as reasonably practicable after the date of this Agreement and (ii) cooperate in good faith with the other Party in obtaining any Consents from Governmental Authorities and in connection with resolving any investigation or other inquiry of any Governmental Authority with respect such filings.

                        (c)    Parent and the Company shall coordinate with respect to the overall strategy relating to obtaining any Consents from Governmental Authorities, including with respect to any filings, notifications, submissions and communications with or to any Governmental Authority; and neither Parent nor the Company shall be constrained from complying with applicable Law. Subject to Section 5.3(b), each of Parent and the Company shall (i) consult and cooperate with the other regarding, allow the other to have a reasonable opportunity to review in advance prior to their submission (if applicable) and consider in good faith the views of the other regarding the form and content of, any filings, correspondence, written communications, analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of a Party in connection with proceedings relating to obtaining any Consents from Governmental Authorities, (ii) promptly furnish the other with copies of all correspondence, filings and written communications between them and their Affiliates and their respective Representatives, on the one hand, and any such Governmental Authority or its respective staff, on the other hand, with respect to this Agreement and the Transactions and (iii) give the other the opportunity to attend and participate in any in-person meetings, and to the extent reasonably practicable, substantive telephone calls with any Governmental Authority (to the extent permitted by such Governmental Authority) with respect to the subject matter of this Section 5.6 and, if the other is prohibited by applicable Laws or by such Governmental Authority from attending and participating in any such meetings or calls, keep the other reasonably apprised with respect thereto to the extent permitted under applicable Law. Each of Parent and the Company shall use commercially reasonable efforts to furnish to the other all information required for any application or other filing to be made pursuant to any applicable Law in connection with the Transactions. No Party will directly or indirectly enter into any agreement with a Governmental Authority related to this Agreement or the Transactions except with the prior written consent of the other (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding any provisions of this Section 5.6 to the contrary, materials provided to the other party pursuant to this Section 5.6 may be redacted (A) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (B) as necessary to comply with contractual arrangements, and (C) as necessary to address privilege or confidentiality concerns.

                        (d)    Notwithstanding anything to the contrary in this Agreement, (i) neither the Company nor any of its Subsidiaries shall, without the written consent of Parent, offer or agree to divest, license, hold separate (including by trust or otherwise) or otherwise commit any of the Company, Parent or any of their respective Subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets, and (ii) neither Parent nor any of its Subsidiaries shall, without the written consent of the Company, offer or agree to divest, license, hold separate (including by trust or otherwise) or otherwise commit any of the Company, Parent or any of their respective Subsidiaries to take any action that limits any freedom of action with respect to their ability to retain or operate any of their businesses, services or assets.

        Section 5.7    Takeover Statutes.    The Company and its Subsidiaries shall not take any action that would cause the Transactions to be subject to requirements imposed by any takeover statute. If any "moratorium," "control share acquisition," "fair price," "supermajority," "affiliate transactions" or "business combination statute or regulation" or other similar state anti-takeover Laws and regulations may become, or may purport to be, applicable to the Merger or any other Transactions, each of the Company and Parent shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

        Section 5.8    Public Announcements.    The Company and Parent agree that the initial press release to be issued with respect to the execution and delivery of this Agreement shall be in a form agreed to by the Company and Parent. Except with respect to any Adverse Recommendation Change made in accordance with the terms of this Agreement, the Company and Parent shall consult with each other before issuing any press release or making any public announcement with respect to this Agreement and the Transactions and shall not issue any such press release or make any such public announcement without the prior consent of the other (which shall not be unreasonably withheld, delayed or conditioned); provided, however, that a Party may, without the prior consent of another Party (but after prior consultation, to the extent practicable in the circumstances) issue such press release or make such public statement to the extent required by applicable Law. Notwithstanding the foregoing sentences of this Section 5.8, Parent and the Company may make any oral or written press release or public announcement without complying with the foregoing requirements if the substance of such press release or public announcement was publicly disclosed and previously subject to the foregoing requirements.

        Section 5.9    Indemnification and Insurance.

                        (a)    From and after the Effective Time, Parent shall cause (including, to the extent necessary, providing sufficient funds to) the Surviving Corporation to indemnify, defend and hold harmless, and provide advancement of expenses to, all present and former officers and directors of the Company and any Company Subsidiary (each, together with such person's heirs, executors or administrators, a "Company Indemnified Party") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses and disbursements), liabilities or judgments that are paid in settlement of or in connection with any Action, investigation, audit or claim based in whole or in part on or arising in whole or in part out of the fact that such person is or was an officer or director of the Company or any of the Company Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, or at or after, the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Transactions) to the fullest extent provided or permitted under the Company Organizational Documents and any indemnification agreement entered into between the Company and such person (representative forms of which have been made available to Parent prior to the date of this Agreement), in each case as in effect as of the date of this Agreement, and under applicable Law. Without limiting the foregoing, Parent shall cause the indemnification, advancement of expenses and exculpation provisions contained in the certificate of incorporation and bylaws of the Surviving Corporation to be at least as favorable to Company Indemnified Parties as those contained as of the date of this Agreement in the Company Organizational Documents.

                        (b)    At or prior to the Closing, the Company may purchase a "tail" directors' and officers' liability insurance policy for the Company's present and former directors and officers who are covered prior to the Effective Time by the directors' and officers' liability insurance currently maintained by the Company with coverage for six years following the Effective Time, and with coverage and amounts and terms and conditions no less favorable to the covered persons than the existing policies of directors' and officers' liability insurance maintained by the Company; provided that the Company shall not purchase such "tail" policy for a total cost in excess of 300% of the then current annual premium paid by the Company for such insurance (the "Tail Cap") without the prior written consent of Parent; provided further that if the total cost for such "tail" policy exceeds the Tail Cap, then the Company may obtain a "tail" policy with the maximum coverage available for a total cost not to exceed the Tail Cap. Parent shall, and shall cause the Surviving Corporation to, maintain such policy in full force and effect, and continue to honor the obligations thereunder.

                        (c)    Parent agrees that from and after the Effective Time, Parent will provide to the directors and officers of the Company that become directors or officers of Parent or its Subsidiaries (including the Surviving Corporation), so long as they hold such offices, directors' and officers' liability and insurance and indemnification agreements on the same basis and upon terms that are at least as favorable to those terms as are provided to any other director or officer of Parent.

                        (d)    If Parent, the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties or assets to any person, then, in each case, Parent, the Surviving Corporation or any of their respective successors and assigns, as applicable, shall take such action as may be necessary so that such person shall assume all of the applicable obligations set forth in this Section 5.9.

                        (e)    The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each present and former director and officer referred to in this Section 5.9 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Parent shall guarantee the obligations of the Surviving Corporation under this Section 5.9.

        Section 5.10    Section 16 Matters.    Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Shares (including derivative securities with respect to Parent Common Shares) resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

        Section 5.11    Transaction Litigation.    The Company shall give Parent the opportunity to participate in, but not control, the Company's defense or settlement of any stockholder litigation against the Company and/or its directors or executive officers relating to this Agreement or the Transactions, including the Merger. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against the Company or its directors, executive officers or similar persons by any stockholder of the Company relating to this Agreement, the Merger, or any other Transactions without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

        Section 5.12    Stock Exchange Listing.    Parent shall use commercially reasonable efforts to cause the Parent Common Shares to be issued in the Subscription and the Share Issuance and any other Parent Common Shares to be reserved for issuance in connection with the Merger to be approved for listing on NASDAQ and the TSX, subject to official notice of issuance, prior to the Effective Time.

        Section 5.13    Additional Agreements.    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company (as applicable), execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

        Section 5.14    Advice of Changes.

                        (a)    The Company shall promptly advise Parent of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on the Company or which the Company believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 6.3(a), Section 6.3(b) or Section 6.3(c); provided that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 5.14 or the failure of any condition set forth in Section 6.3 to be satisfied, or otherwise constitute a breach of this Agreement by the Company, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.3 to be satisfied; provided further, that that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies of Parent available hereunder and no information delivered pursuant to this Section 5.14 shall update any section of the Company Disclosure Schedule or shall affect the representations or warranties of the Company hereunder.

                        (b)    Parent shall promptly advise the Company of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect on Parent or which Parent believes would or would be reasonably likely to give rise to a failure of a condition precedent set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c); provided that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 5.14 or the failure of any condition set forth in Section 6.2 to be satisfied, or otherwise constitute a breach of this Agreement by Parent, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 6.2 to be satisfied; provided further, that that the delivery of any notice pursuant to this Section 5.14 shall not limit or otherwise affect the remedies of the Company available hereunder and no information delivered pursuant to this Section 5.14 shall update any section of the Parent Disclosure Schedule or shall affect the representations or warranties of Parent hereunder.

                        (c)    Each of the Company and Parent shall promptly advise the other of (i) any written notice or other written communication from any person alleging that the consent of such person is or may be required in connection with the Transactions to the extent that such Party believes there is a reasonable likelihood that the failure to obtain such consent would have a material impact on the timing of the consummation of the Merger or on Parent, the Company or the Surviving Corporation or (ii) upon receiving any written communication from any Governmental Authority or third party whose consent or approval is required for the satisfaction of one of the conditions to Closing set forth in Article VI that causes such Party to believe that there is a reasonable likelihood that any such consent or approval will not be obtained or that the receipt of any such consent or approval will be materially delayed.

        Section 5.15    Governance Matters.    Parent shall take all actions as may be necessary to cause (a) the member of the Company Board designated by the Company prior to the Closing to be elected as a director of Parent effective as of the Effective Time and (b) the individual appointed by the Parent Board to be the non-interim chief executive officer of Parent as of the Effective Time to be elected as a director of Parent from and after the time of such individual's appointment as chief executive officer. Parent shall take all actions necessary to ensure that the new directors elected to the Parent Board as of the Effective Time under this Section 5.15 shall be approved by a vote of a majority of the Parent Board as constituted as of immediately prior to the Effective Time. The new members of the Parent Board appointed in accordance with this Section 5.15 shall be ratified by the Corporate Governance and Nominating Committee of the Parent Board pursuant to the director nomination process set forth in Parent's proxy statement on Schedule 14A filed with the SEC on November 14, 2014 to serve on the Parent Board until the next annual general meeting of Parent's shareholders. From the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with its terms, the Parent Board shall not take any actions to provide that the size of the Parent Board shall be increased other than to the extent necessary to appoint new members to the Parent Board pursuant to this Section 5.15.

        Section 5.16    Obligations of Merger Sub.    Parent shall cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Transactions upon the terms and subject to the conditions set forth in this Agreement.

        Section 5.17    New Drug Application.    The Company shall cause the submission of the new drug application with respect to BromSite™ in a form previously reviewed by Parent (the "BromSite NDA") to the FDA within five Business Days following the later of (a) the date of this Agreement and (b) the date Parent has provided the Company with the funds to be borrowed by the Company under the Loan Agreement with respect to the preparation of the Bromsite NDA.

        Section 5.18    Adoption of this Agreement.    Immediately following execution and delivery of this Agreement by the Parties, Parent shall cause Intermediate Co. 2, as the sole stockholder of Merger Sub, to adopt this Agreement and, promptly thereafter, deliver to the Company a copy of the written consent reflecting the adoption of this Agreement by Intermediate Co. 2 as the sole stockholder of Merger Sub or the minutes of the stockholders meeting of Merger Sub at which this Agreement was adopted by Intermediate Co. 2.

        Section 5.19    Employee Matters.

                        (a)    For 12 months following the Effective Time, Parent shall, and shall cause its Affiliates, the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms all employment agreements of the Company or any of its Subsidiaries, except in the event the individuals covered under such agreements enter into new agreements with Parent, the Surviving Corporation or their Affiliates that supersede or change the terms of such employment agreements. If any Continuing Employee (as defined below) becomes covered by any employee benefit plan sponsored by Parent or any of its Affiliates or Parent or Surviving Corporation make any material change to a Company Plan that was in effect as of the date hereof (collectively, the "Continuing Employee Plans") (i) Parent shall cause any such Continuing Employee Plans to recognize the service with the Company and its Subsidiaries prior to the Effective Time (to the extent such service was recognized by the Company and its Subsidiaries under the Company Plans) of each individual employed by the Company or one of its Subsidiaries immediately prior to the Effective Time and who remains in the employment of the Surviving Corporation or one of its Subsidiaries or Affiliates (each, a "Continuing Employee") for all purposes of vesting, eligibility and benefit entitlement; and (ii) for 12 months following the Effective Time, Parent shall cause each Parent Plan that actually covers any Continuing Employee following the Effective Time to waive pre-existing condition limitations to the extent waived or not applicable under the analogous Company Plan relating to such Continuing Employee, and Parent shall cause such Continuing Employees to be given credit under such Continuing Employee Plans for amounts paid prior to the Effective Time during the year in which the Effective Time occurs under a corresponding Company Plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the applicable Parent Plan. The foregoing shall not apply to the extent such service credit would result in a duplication of benefits for the same period or is not permitted by the applicable third party benefit provider under the terms and conditions of such Continuing Employee Plan.

                        (b)    For 12 months following the Effective Time, Parent shall, and shall cause its Affiliates (including the Surviving Corporation and its Subsidiaries) to pay to Continuing Employee whose service with Parent and its Subsidiaries and Affiliates is terminated during such 12 month period, severance benefits that are no less favorable than those provided to such Continuing Employee under the terms of any Company severance plan or program in which such individual is eligible to participate as of the date of this Agreement, in each case, that is listed on Section 5.19 of the Company Disclosure Schedule. Without limiting the foregoing, for a period of 12 months following the Effective Time,

Parent agrees to cause the Surviving Corporation to perform its obligations under the InSite Vision Incorporated Severance Plan and the InSite Vision Incorporated Change in Control Plan, copies of which have been made available to Parent.

                        (c)    No provision of this Agreement shall (i) create any right in any employee to continued employment by Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof, or preclude the ability of Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof to terminate the employment of any employee for any reason or (ii) except as set forth in Section 5.19(a) and (b), require Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof, to continue any Company Plan or prevent the amendment, modification, or termination thereof in accordance with the plan terms after the Closing Date. This Section 5.19 shall be binding upon and shall inure solely to the benefit of each of the Parties, and nothing in this Section 5.19, express or implied, is intended to confer upon any person any rights or remedies of any nature whatsoever under or by reason of this Section 5.19 or is intended to be, shall constitute or be construed as an amendment to or modification of any employee benefit plan, program, arrangement or policy of Parent, the Company, the Surviving Corporation or any respective Subsidiary thereof.

        Section 5.20    Certain Matters.

                        (a)    Parent shall cooperate fully with each former holder of shares of Company Common Stock who receives the Merger Consideration to allow such holder to determine and comply with its obligations under U.S. Tax Law, and to make any U.S. Tax elections that may be available to such holder, in each case in respect of (i) whether Parent is at any time a "passive foreign investment company" within the meaning of Section 1297 of the Code (a "PFIC") and (ii) any "qualified electing fund" election under Section 1295 of the Code (a "QEF Election"), with respect to an interest in Parent. Without limiting the foregoing, Parent hereby agrees and covenants that the Parent shall, with respect to each taxable year of such holder during any part of which such holder held Parent Common Shares, (i) provide to such holder the information necessary to determine whether Parent is a PFIC and to make a QEF Election and any other election that may be available under applicable Law with respect to PFICs, and (ii) if a QEF Election is in effect for such holder for any taxable year, prepare and provide to such holder (which may be by posting on Parent's website) for submission to the U.S. Internal Revenue Service as provided in Treasury Regulations a "PFIC Annual Information Statement" as described in Section 1.1295-1(g)(1) of the Treasury Regulations or any successor regulation thereto. In addition, Parent shall provide information in its possession as may be reasonably necessary to assist any former holder of Company Common Stock in a determination of such holder's tax obligation in respect of any "excess distribution" under Section 1291 of the Code.

                        (b)    Neither the Surviving Corporation nor Parent shall take, or omit to take, any action that would, or would reasonably be expected to cause Parent to be treated under the Law in effect as of any time after the Effective Time (including U.S. Internal Revenue Notice 2014-52, 2014-42 I.R.B. 712, except to the extent superseded, by U.S. Treasury Regulations or otherwise), as a result of the Transactions, as a "domestic corporation" within the meaning of the Code.

                        (c)    Neither Parent nor any of its Subsidiaries shall cause either Intermediate Co. 1 or Intermediate Co. 2 to convert, merge, dissolve or liquidate under applicable Law.

                        (d)    The Company agrees that, upon the reasonable request of Parent, the Company will and will cause its Subsidiaries to use its and their commercially reasonable efforts to: (i) take such actions to effect an intercompany transfer of a portion of the assets of the Company or its Subsidiaries as Parent may reasonably request (each, a "Pre-Acquisition Action") and (ii) cooperate with Parent to determine the nature of the Pre-Acquisition Actions that might be undertaken and the manner in which they most effectively could be undertaken. Parent acknowledges and agrees that all elements of such Pre-Acquisition Actions must, as determined by the Company in its reasonable discretion:

                    (i)    not impede, delay or prevent completion of the Merger;

                    (ii)    be effective as close as reasonably practicable to the Closing Date;

                    (iii)    not prejudice the Company, its Subsidiaries or its direct and indirect equityholders in any material respect;

                    (iv)    not require the Company to obtain the approval of its stockholders;

                    (v)    not unreasonably interfere in the operations of the Company or any of its Subsidiaries prior to the Effective Time;

                    (vi)    not be considered in determining whether a representation, warranty or covenant of the Company hereunder has been breached or whether a condition precedent to the Merger has been satisfied, it being acknowledged by Parent that actions taken pursuant to any Pre-Acquisition Action could require the consent of third parties under applicable contracts of the Company or its Subsidiaries;

                    (vii)    not require the Company or any of its Subsidiaries to contravene any applicable Laws, the Company Organizational Documents, the Company Subsidiary Organizational Documents or any contract of the Company or its Subsidiaries;

                    (viii)    not result in the treatment of the Company as other than a "domestic corporation" within the meaning of the Code;

                    (ix)    not be a reportable transaction pursuant to Section 6011 of the Code or the Treasury Regulations promulgated thereunder;

                    (x)    not result in any adverse financial, Tax or other consequence for the Company, its Subsidiaries or any of their direct or indirect equityholders for which they are not fully compensated for by Parent in each case; and

                    (xi)    not become effective unless Parent and the Company shall have confirmed in writing that they are prepared promptly and without condition to proceed with the Merger.

                        (e)    Parent will provide written notice to the Company of any requested Pre-Acquisition Action as soon as possible after the date hereof and in any event no less than 30 days prior to the Closing Date, together with a written step plan for the implementation of the requested Pre-Acquisition Action which shall set forth in reasonable detail (A) the requested steps to be undertaken, (B) the anticipated timing of the effectiveness or consummation of each such step, and (C) a list and description of all documentation and other acts necessary to give effect to each such step. Subject to Section 5.20(d), Section 5.20(f) and Section 5.20(g), the Company and Parent will, at the expense of Parent, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Action. The Parties will seek to have the steps and transactions contemplated under any such Pre-Acquisition Action made effective at such times (as directed by Parent) prior to or on the Closing Date prior to the Effective Time (but if before the Effective Time, after the Parties have waived or confirmed that all conditions referred to in Sections 6.1, 6.2 and 6.3 have been satisfied, and the Parties have confirmed in writing that they are prepared to promptly proceed to effect the Merger without condition), Parent shall upon request by the Company advance all reasonable out-of-pocket expenses incurred by the Company or any of its Subsidiaries in connection with any actions taken by the Company or any of its Subsidiaries or, promptly upon request by the Company, reimburse the Company or its Subsidiaries for all reasonable fees and expenses (including any professional fees and expenses) and Taxes incurred by the Company and its Subsidiaries in connection with any Pre-Acquisition Action and shall indemnify the Company for any costs, Taxes, loss of opportunity or otherwise of the Company and its Subsidiaries in reversing or unwinding any Pre-Acquisition Action that was effected prior to the termination of this Agreement in accordance with its terms.

                        (f)    Notwithstanding anything herein to the contrary, Parent shall be obligated to pay, and shall indemnify and hold harmless the Company and its Subsidiaries and direct and indirect equityholders and their respective Representatives (collectively the "Pre-Acquisition Action Indemnitees") from and against any and all out-of-pocket fees, expenses and costs and Taxes, liabilities, losses, damages, claims, costs, expenses, interest awards, judgments and penalties ("Damages") suffered or incurred by any of the Pre-Acquisition Indemnitees in connection with any actions taken, or cooperation, assistance with or participation, by any such Pre-Acquisition Action Indemnitee in connection with any Pre-Acquisition Action. All such Damages incurred in connection with any Pre-Acquisition Action requested by Parent remain payable by Parent even if the Pre-Acquisition Action does not close, or the Closing does not occur. No director, officer, employee or agent of the Company or any of its Subsidiaries shall be required, in connection with a Pre-Acquisition Action, to take any action in any capacity other than as a director, officer, employee or agent of the Company or its Subsidiaries, as the case may be.

                        (g)    Notwithstanding anything to the contrary in this Agreement, in no event will completion of any Pre-Acquisition Action be a condition to completion of the Merger.

ARTICLE VI

CONDITIONS TO THE MERGER

        Section 6.1    Conditions to the Obligations of Each Party.    The obligations of each of the Parties to consummate the Merger shall be subject to the satisfaction (or waiver by the Company and Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

                        (a)    The Company Stockholder Approval shall have been obtained in accordance with the Company Organizational Documents and applicable Law.

                        (b)    No outstanding judgment, injunction, order or decree of a competent Governmental Authority shall have been entered and shall continue to be in effect, and no Law shall have been adopted or be effective, in each case that prohibits, enjoins or makes illegal the consummation of the Merger or the Share Issuance.

                        (c)    The SEC shall have declared the Parent Registration Statement effective under the Securities Act, no stop order or similar restraining order by the SEC suspending the effectiveness of the Parent Registration Statement shall be in effect and no proceedings for that purpose shall have been initiated or threatened in writing (and not withdrawn) by the SEC.

                        (d)    The Parent Common Shares to be issued in the Subscription and the Merger shall have been approved for listing on NASDAQ and the TSX, subject to official notice of issuance.

        Section 6.2    Conditions to Obligation of the Company to Effect the Merger.    The obligations of the Company to consummate the Merger shall be further subject to the satisfaction (or waiver by the Company, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

                        (a)    (i) The representations and warranties of Parent set forth in Article IV (other than Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5(a), Section 4.6, Section 4.14 and Section 4.15) shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this

Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on Parent, (ii) the representations and warranties set forth in Section 4.4(a) shall be true and correct (without regard to "materiality" Material Adverse Effect and similar qualifiers contained in such representations and warranties), except for any de minimis inaccuracies and other than with respect to any issuances permitted pursuant to this Agreement at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (iii) the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.5(a), Section 4.14 and Section 4.15 shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times and (iv) the representations set forth in Section 4.4(b) and Section 4.6 shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period.
                        (b)    Each of Parent and Merger Sub shall have performed in all material respects their obligations and agreements and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

                        (c)    Since the date of this Agreement, there shall not have occurred any Events that have had or would have a Material Adverse Effect on Parent.

                        (d)    There shall have been no adoption, implementation, promulgation, repeal, modification, amendment or change of any applicable Law following the date of this Agreement and prior to the Closing Date, the effect of which would be to treat Parent as a "domestic corporation" within the meaning of the Code as of or after the Closing Date.

                        (e)    Parent shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by the Chief Financial Officer of Parent to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

                        (f)    Parent shall have furnished the Company with resolutions of the Parent Board effecting, subject only to consummation of the Merger, the matters contemplated by Section 5.15.

        Section 6.3    Conditions to Obligation of Parent to Effect the Merger.    The obligations of Parent and Merger Sub to consummate the Merger shall be further subject to the satisfaction (or waiver by Parent, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

                        (a)    (i) The representations and warranties of the Company set forth in Article III (other than Section 3.1, Section 3.2, Section 3.3, Section 3.4(a), Section 3.5(a), Section 3.6(a), Section 3.15 and Section 3.22) shall be true and correct (without regard to "materiality" Material Adverse Effect and similar qualifiers contained in such representations and warranties) at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, except for such failures to be true and correct as would not have, in the aggregate, a Material Adverse Effect on the Company, (ii) the representations and warranties set forth in Section 3.4(a) shall be true and correct (without regard to "materiality" Material Adverse Effect and similar qualifiers contained in such representations and warranties), except for any de minimis inaccuracies and other than with respect to any issuances permitted pursuant to this Agreement at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times, (iii) the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.5(a), Section 3.15 and Section 3.22 shall be true and correct (without regard to "materiality," Material Adverse Effect and similar qualifiers contained in such representations and warranties) in all material respects at and as of the date of this Agreement and at and as of the Closing as though made at and as of such times and (iv) the representation set forth in Section 3.6(a) shall be true and correct at and as of the Closing as if made at and as of such time; provided, however, that with respect to clauses (i), (ii), (iii) and (iv) above, representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clause (i), (ii), (iii) or (iv) above, as applicable) only as of such date or period.

                        (b)    The Company shall have performed in all material respects its obligations and agreements under this Agreement and shall have complied in all material respects with the covenants to be performed and complied with by it under this Agreement at or prior to the Closing.

                        (c)    Since the date of this Agreement, there shall not have occurred any Events that have had or would have a Material Adverse Effect on the Company.

                        (d)    The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by the Chief Financial Officer of the Company to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

                        (e)    60 days shall have elapsed following the date of the FDA's receipt of the BromSite NDA for review and the FDA shall not have issued any written communication to the Company refusing to file the BromSite NDA for review (a "BromSite Refusal Letter").

                        (f)    74 days shall have elapsed following the date of the FDA's receipt of the BromSite NDA for review and the FDA shall not have issued any written communication to the Company that asserts a deficiency that is reasonably likely to require one or more additional clinical studies with respect to BromSite™ to be conducted prior to initiating the marketing and sale of BromSite™ in the United States for the treatment of postoperative inflammation and prevention of ocular pain in patients undergoing cataract surgery (a "BromSite Issue Letter").

ARTICLE VII

TERMINATION

        Section 7.1    Termination or Abandonment.    Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval of the Merger by the Company Stockholders:

                        (a)    by mutual written consent of the Company and Parent;

                        (b)    by either the Company or Parent if there shall be any Law that makes consummation of the Merger or the Share Issuance illegal or otherwise prohibited, or if any judgment, injunction, order or decree of a competent Governmental Authority enjoining the Company or Parent from consummating the Merger or the Share Issuance shall have been entered and such judgment, injunction, order or decree shall have become final and nonappealable; provided that the Party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have used its commercially reasonable efforts to render inapplicable such Law or regulation or remove such judgment, injunction, order or decree as required by Section 5.7;

                        (c)    by either the Company or Parent if the Merger shall not have been consummated on or before 11:59 p.m. Eastern Time on December 7, 2015 (the "End Date"); provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to any Party whose material breach of any representation, warranty covenant or obligation under this Agreement has been the cause of or resulted in the failure of the Closing to occur on or before the End Date;

                        (d)    by Parent prior to obtaining the Company Stockholder Approval (i) at any time following an Adverse Recommendation Change by the Company Board or (ii) if after the date of this

Agreement a Company Acquisition Proposal is publicly announced or disclosed (or any person shall have publicly announced an intention (whether or not conditional) to make such Company Acquisition Proposal) and the Company Board fails to affirm the Company Board Recommendation within five Business Days after receipt of a written request from Parent to do so with respect to such Company Acquisition Proposal (provided, however, that in no event will the Company Board be required to affirm the Company Board Recommendation more than once with respect to any particular Company Acquisition Proposal or more than once with respect to a material amendment thereof);

                        (e)    by Parent or the Company if the Company Stockholders Meeting has concluded (including after taking into account any adjournment or postponement thereof), the Company Stockholders voted and the Company Stockholder Approval shall not have been obtained;

                        (f)    by Parent or the Company if there shall have been a breach by the other of any of its representations, warranties, covenants or agreements contained in this Agreement, or if any Event shall have occurred, which breach or Event would result in the failure of one or more of the conditions set forth in Section 6.2(a), Section 6.2(b) or Section 6.2(c) (in the case of a breach by, or Event with respect to, Parent) or Section 6.3(a), Section 6.3(b) or Section 6.3(c) (in the case of a breach by, or Event with respect to, the Company) to be satisfied on or prior to the End Date, and such breach or Event shall not be capable of being cured or shall not have been cured by the earlier of (i) the End Date and (ii) 30 Business Days after detailed written notice thereof shall have been received by the Party alleged to be in breach or with respect to which an Event is alleged to have occurred, provided, however, that the Party seeking to terminate this Agreement pursuant to this Section 7.1(f) is not then in material breach of any representation, warranty or covenant under this Agreement;

                        (g)    by Parent if there shall have been a material breach by the Company under Section 5.4(a);

                        (h)    by the Company in accordance with Section 5.4(g); or

                        (i)    by Parent if the Company shall have received from the FDA either a BromSite Refusal Letter or a BromSite Issue Letter.

The Party desiring to terminate this Agreement pursuant to clauses (b)-(i) of this Section 7.1 will give written notice of such termination to the other Parties in accordance with Section 8.7, specifying the provision of this Agreement pursuant to which such termination is effected.

        Section 7.2    Effect of Termination.

                        (a)    In the event of the termination of this Agreement pursuant to Section 7.1, this Agreement, except for the provisions of Section 5.3(d), Section 5.20 this Section 7.2 and Article VIII, shall terminate and become void and have no effect, without any liability on the part of any Party or its directors, officers or stockholders with respect thereto. Notwithstanding the foregoing, nothing in this Section 7.2 shall relieve any party to this Agreement of liability for any breach of any representation or warranty known by the Party making such representation or warranty to be materially untrue or any willful or intentional breach of any covenant or agreement set forth in this Agreement. In the case of the preceding sentence, the non-breaching Party shall be entitled to seek damages based on what such Party believes to be an appropriate theory of damages. No termination of this Agreement shall affect the obligations of the Parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with its terms.

                        (b)    If this Agreement is terminated by Parent pursuant to Section 7.1(d) or Section 7.1(g) (or is terminated by the Company or Parent pursuant to Section 7.1(e) at a time when this Agreement was terminable pursuant to Section 7.1(d)), then the Company will, within three Business Days following any such termination, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent a termination fee in an amount equal to $1,170,000 (the "Termination Fee").

                        (c)    If this Agreement is terminated by the Company pursuant to Section 7.1(h), then the Company will, concurrently with such termination, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent an amount equal to the Termination Fee.

                        (d)    If this Agreement is terminated by Parent or the Company pursuant to Section 7.1(c) (solely in the event the Company Stockholder Approval has not been obtained) or Section 7.1(e), and (i) (A) in the case of a termination pursuant to Section 7.1(c), prior to the termination of this Agreement and (B) in the case of a termination pursuant to Section 7.1(e), after the date of this Agreement but prior to the Company Stockholders Meeting (including any adjournment or postponement thereof) at which the Company Stockholder Approval was not obtained, a Company Acquisition Proposal was publicly announced or disclosed (or any person shall have publicly announced an intention to make such Company Acquisition Proposal) and (ii) within 12 months after the date of such termination, the Company enters into a definitive and binding agreement to engage in a Company Competing Transaction or consummates a Company Competing Transaction, then the Company will, prior to the consummation of the Company Competing Transaction, pay to Parent or its designee in cash by wire transfer in immediately available funds to an account designated by Parent an amount equal to the Termination Fee (provided that for all purposes under this Section 7.2(d), the references in the definition of Company Competing Transaction to "15%" shall be deemed to be references to 50%).

                        (e)    Parent and Merger Sub acknowledge and agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion or in combination with one another. In the event the Termination Fee is paid by the Company and accepted by Parent, such payment shall be the sole and exclusive remedy of Parent and its Subsidiaries, Affiliates, stockholders and Representatives and their respective successors and assigns against the Company or any of its Subsidiaries, stockholders, Affiliates or Representatives and their respective successors and assigns pursuant to this Agreement.

ARTICLE VIII

MISCELLANEOUS

        Section 8.1    No Survival.    None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time.

        Section 8.2    Expenses.    Except as otherwise provided in this Agreement (including in Section 5.20 and Section 7.2), whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other Transactions shall be paid by the Party incurring or required to incur such expenses.

        Section 8.3    Counterparts; Effectiveness.    This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

        Section 8.4    Governing Law.    This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

        Section 8.5    Specific Enforcement; Jurisdiction.    The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that each of the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) without regard to any bonding requirement under any applicable Law (in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, except, in each case, as may be limited by Section 7.2). In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Notwithstanding the foregoing, the Parties may bring an Action in a state other than Delaware for the purposes of enforcing an Order or judgment issued by a judge within the State of Delaware. Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the Transactions in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

        Section 8.6    WAIVER OF JURY TRIAL.    EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

        Section 8.7    Notices.    Unless otherwise specifically provided in this Agreement, all notices and other communications hereunder shall be in writing and made in accordance with this Section 8.7, and shall be deemed given: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if personally delivered, upon personal delivery to the Party receiving notice; (c) if sent by facsimile or email of a.pdf,.tif,.gif,.jpeg or similar electronic attachment, on the

Business Day transmitted so long as such notice is transmitted before 5:00 p.m. in the time zone of the receiving Party, otherwise, on the next Business Day; or (d) if sent by a nationally recognized overnight air courier (such as UPS or Federal Express), upon receipt of proof of delivery. Notice shall be provided to a Party at the following address, facsimile number or email address:

  To Parent or Merger Sub:

QLT Inc.
887 Great Northern Way, Suite 250 Vancouver, B.C. V5T 4T5 Canada
Facsimile:	(604) 707-7001
Attention:	Geoffrey Cox, Interim Chief Executive Officer Dori Assaly, Vice President, Legal Affairs
Email:	gfcox@qltinc.com dassaly@qltinc.com

  with copies to:

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10153
Facsimile:	(212) 310-8340
Attention:	Raymond O. Gietz
Email:	raymond.gietz@weil.com

  To the Company:

Insite Vision Incorporated 965 Atlantic Avenue Alameda California 94501
Facsimile:	(510) 865-5700
Attention:	Timothy Ruane
Email:	truane@insite.com

  with copies to:

Jones Day 1755 Embarcadero Road Palo Alto, CA 94303
Facsimile:	650.739.3900
Attention:	Timothy Curry and Jonn R. Beeson
Email:	tcurry@jonesday.com and jbeeson@jonesday.com

Any Party may notify any other Party of any changes to the address or any of the other details specified in this Section 8.7; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

        Section 8.8    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section 8.8 shall be null and void.

        Section 8.9    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

        Section 8.10    Entire Agreement.    This Agreement, together with the exhibits, annexes and schedules hereto (including the Company Disclosure Schedules and Parent Disclosure Schedules) and the Confidentiality Agreement, constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the Parties.

        Section 8.11    Amendments; Waivers.    At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub; provided, however, that after receipt of the Company Stockholder Approval, no amendment, modification or supplement of this Agreement shall be made unless, to the extent required by applicable Law, approved by the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

        Section 8.12    Headings.    Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        Section 8.13    No Third-Party Beneficiaries.    Each of Parent, Merger Sub and the Company agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. Notwithstanding the foregoing, each Company Indemnified Party shall be an express third party beneficiary of and shall be entitled to rely upon Section 5.9, 7.2 and 8.5 and this Section 8.13.

        Section 8.14    Interpretation.    When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof," "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word "extent" and the phrase "to the extent" when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply "if". The use of the word "or" is not intended to be exclusive unless expressly indicated otherwise. All references in this Agreement to "dollars" or "$" shall mean United States Dollars. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this

Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific Laws or to specific provisions of Laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. For any matter under this Agreement requiring the consent or approval of any Party to be valid and binding on the Parties, such consent or approval must be in writing and executed and delivered to the other Parties by a person duly authorized by such Party to do so. Notwithstanding anything to the contrary elsewhere in this Agreement, unless expressly indicated otherwise in this Agreement, (a) all references in this Agreement to "the date hereof" or "the date of this Agreement" shall refer to the Original Execution Date, and (b) the date on which the representations and warranties set forth in Articles III and IV are made shall not change as a result of the execution of this Agreement and shall be made as of such dates as they were in the Original Merger Agreement, it being agreed that if any such representations and warranties are not expressly made as of another date such representations and warranties shall be made as of the Original Execution Date.

        Section 8.15    Definitions.

                        (a)    General Definitions.    References in this Agreement to "Subsidiaries" of any party means any corporation, partnership, association, trust or other form of legal entity of which (i) 50% or more of the voting power of the outstanding voting securities are directly or indirectly owned by such party or (ii) such party or any Subsidiary of such party is a general partner. References in this Agreement (except as specifically otherwise defined) to "Affiliates" means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is "under common control with", such person. As used in this definition, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to "person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such person.

                        (b)    Certain Specified Definitions.    As used in this Agreement:

                    (i)    "Business Day" means any day other than a Saturday, Sunday or any other day on which commercial banks in Vancouver, British Columbia, Canada or New York, New York are authorized or required by Law to close.

                    (ii)    "Code" means the Internal Revenue Code of 1986.

                    (iii)    "Company Intellectual Property" shall mean all Intellectual Property owned or purported to be owned by the Company and its Subsidiaries.

                    (iv)    "Company Stock Plans" means the InSite Vision Incorporated 1994 Stock Option Plan, as amended and restated as of December 15, 1997 and the InSite Vision Incorporated 2007 Performance Incentive Plan.

                    (v)    "Copyrights" shall mean all copyrights, whether or not registered, and all pending applications for registration of the same.

                    (vi)    "ERISA Affiliate" means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA.

                    (vii)    "Exchange Act" means the Securities Exchange Act of 1934.

                    (viii)    "FDA" shall mean the United States Food and Drug Administration, or any successor agency thereto having the administrative authority to regulate the marketing of human pharmaceutical products or biological therapeutic products, delivery systems and devices in the United States of America.

                    (ix)    "FDCA" shall mean the Federal Food, Drug, and Cosmetic Act, and all related rules, regulations and guidelines.

                    (x)    "Governmental Authority" means any federal, state, provincial, territorial, municipal, local or foreign government, any transnational governmental organization or any court of competent jurisdiction, arbitral tribunal, mediator, administrative agency or commission or other governmental authority or regulatory body, agency, instrumentality or authority, domestic or foreign, or any national securities exchange or national quotation system or any SRO.

                    (xi)    "Indebtedness" means, with respect to any person, without duplication, as of the date of determination (A) all obligations of such person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (B) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (C) all obligations of such person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of "holdback" or similar payment, but excluding obligations of such person incurred in the ordinary course of business consistent with past practice), (D) all lease obligations of such person capitalized on the books and records of such person, (E) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such person, whether or not the Indebtedness secured thereby have been assumed, (F) all obligations of such person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (G) all letters of credit or performance bonds issued for the account of such person, to the extent drawn upon, and (H) all guarantees and keepwell arrangements of such person of any Indebtedness of any other person other than a wholly owned Subsidiary of such person.

                    (xii)    "Intellectual Property" shall mean all intellectual property rights of any kind, whether in the United States or in any other foreign jurisdiction, in the following:

                        (A)    Patents;

                        (B)    Trademarks;

                        (C)    Copyrights;

                        (D)    domain names and URLs;

                        (E)    all technical information, know-how and data, including, without limitation, inventions, discoveries, trade secrets, specifications, instructions, processes, formulae, materials, expertise and other technology applicable to formulations, compositions or products or to their manufacture, development, registration, use or marketing or to methods of assaying or testing them or processes for their manufacture, formulations containing them or compositions incorporating or comprising them, and including all biological, chemical, pharmacological, biochemical, toxicological, pharmaceutical, physical and analytical, safety, quality control, manufacturing, nonclinical and clinical data, regulatory data and filings, instructions, processes, formulae, expertise and information, relevant to the research, development, manufacture, use, importation, offering for sale or sale of, and/or which may be useful in studying, testing, developing, producing or formulating, products, or intermediates for the synthesis there; and

                        (F)    computer software, including, without limitation, computer software embodied in semiconductor chips or otherwise embodied, and related flow-charts, programmer notes, updates and data, whether in object or source code form.

                    (xiii)    "Intervening Event" means a material development or change in circumstances in the business, results of operations or financial condition of the Company and its Subsidiaries (other than and not related to (A) a Company Acquisition Proposal or (B) a development or change in circumstances related to the marketing or development of BromSite™ or (C) a development or change in circumstances relating to the availability of financing or capital or the terms thereof) that was neither known to nor reasonably foreseeable by the Company Board on or prior to the date of this Agreement.

                    (xiv)    "Aralez Distribution" means the distribution of shares of capital stock of Aralez Pharmaceuticals Ltd. to holders of the Parent Common Shares pursuant to a special election distribution (allowing Parent's shareholders to receive such securities or cash, subject to possible proration), which shares of capital stock of Aralez Pharmaceuticals Ltd. were acquired by Parent pursuant to that certain Share Subscription Agreement, dated as of the date hereof, by and among Parent, Aguono Limited, Tribute Pharmaceuticals Canada Inc., POZEN, Inc. and the other co-investors identified on Schedule I thereto, as the same may be amended, modified or supplemented in accordance with the terms thereof.

                    (xv)    "Knowledge" means actual knowledge after due inquiry of, with respect to the Company, the individuals listed on Section 8.15(b)(xv) of the Company Disclosure Schedule and, with respect to Parent, the individuals listed on Section 8.15(b)(xv) of the Parent Disclosure Schedule.

                    (xvi)    A "Material Adverse Effect" with respect to any party shall be deemed to occur if any event, change or effect (an "Event"), individually or in the aggregate with other such Events, has occurred that has a material adverse effect on the financial condition, business or results of operations of such party and its Subsidiaries, taken as a whole or prevent the ability of such Party to consummate the Transactions; provided, however, that a Material Adverse Effect with respect to any party shall not include any Event directly or indirectly arising out of or attributable to: (A) any decrease in the market price of the Parent Common Shares, in the case of Parent, or the Company Common Stock, in the case of the Company (but in either case any Event underlying such decrease may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition); (B) changes in GAAP, applicable Law or accounting standards, or in any interpretation of GAAP, applicable Law or accounting standards; (C) the failure, in and of itself, of Parent or the Company, as the case may be, to meet any expected or projected financial or operating performance target publicly announced or provided to the other party prior to the date of this Agreement, as well as any change, in and of itself, by Parent or the Company, as the case may be, in any expected or projected financial or operating performance target as compared with any target publicly announced or provided to the other party prior to the date of this Agreement, but in each case any Event underlying such failure or change may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition; (D) any changes or developments in

    United States or global economic, regulatory or political conditions in general (including the outbreak or escalation of hostilities or acts of war or terrorism), or generally affecting United States or global financial or securities markets; (E) any reduction in (1) the credit rating or credit worthiness of a party or any of its Subsidiaries or (2) in the credit rating of any Indebtedness or capital stock or other security of a Party (but in either case any Event underlying such decrease may be taken into account in determining whether there has been a Material Adverse Effect unless excluded by another clause of this definition); or (F) any changes or developments resulting from the announcement of this Agreement, including any loss of employees, customers, suppliers, vendors, licensors, licensees or distributors (provided that the exceptions in subclauses (B) and (D) shall not apply to the extent that Parent or the Company, as the case may be, and their respective Subsidiaries are materially disproportionately affected thereby compared to other participants in the industry or industries in which they operate).

                    (xvii)    "NASDAQ" means the NASDAQ Global Select Market.

                    (xviii)    "Parent Intellectual Property" shall mean all Intellectual Property owned or purported to be owned by Parent and its Subsidiaries.

                    (xix)    "Parent Stock Plans" means, collectively the QLT 2000 Incentive Stock Plan, as amended and restated effective April 25, 2013, and QLT's Deferred Share Unit Plan For Non-Employee Directors.

                    (xx)    "Patents" shall mean all patents and patent applications (including provisional applications) and all divisionals, continuations, substitutions, continuations-in-part, re-examinations, re-issues, additions, renewals, extensions, confirmations, registrations, any confirmation patent or registration patent or patent of addition based on any such patent, patent term extensions, and supplemental protection certificates or requests for continued examinations, foreign counterparts, and the like of any of the foregoing.

                    (xxi)    "Permitted Lien" means (A) any Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (B) vendors', mechanics', materialmen's, carriers', workers', landlords', repairmen's, warehousemen's, construction and other similar Liens arising or incurred in the ordinary and usual course of business and consistent with past practice, (C) Liens imposed or promulgated by applicable Law or any Governmental Authority with respect to real property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation, (E) utility easements, minor encroachments, rights of way, imperfections in title, charges, easements, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and similar Liens that are imposed by any Governmental Authority having jurisdiction thereon or otherwise are typical for the applicable property type and locality as do not individually or in the aggregate materially interfere with the present occupancy or use of the respective leased real property of the Company and its Subsidiaries (in the case of the Company) or owned real property or leased real property of Parent and its Subsidiaries (in the case of Parent) or otherwise materially impair the business operations of the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent), (F) purchase money Liens securing rental payments under capital lease arrangements, (G) other encumbrances arising by operation of Law that are immaterial in amount to the Company and its Subsidiaries (in the case of the Company) or Parent and its Subsidiaries (in the case of Parent), taken as a whole, and are not yet due and payable arising in the ordinary course of business, (H) Liens arising from or related to the Loan Agreement; and

    (I) Liens set forth in Section 8.15(b)(xxi) of the Company Disclosure Schedule or Section 8.15(b)(xxi) of the Parent Disclosure Schedule.

                    (xxii)    "Registered IP" shall mean all Intellectual Property that is registered, filed, or issued under the authority of any Governmental Authority along with all applications therefor, whether in the United States or in any other foreign jurisdiction, including all Patents, Copyrights, Trademarks and domain names.

                    (xxiii)    "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

                    (xxiv)    "Representatives" means, with respect to any person, all directors, officers, employees, financial advisors, attorneys, accountants or other agents of such person.

                    (xxv)    "SRO" means (i) any "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act and (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market.

                    (xxvi)    "Taxing Authority" means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Authority.

                    (xxvii)    "Trademarks" means all trademarks, trade names, service marks, designs, logos, trade dress, trade styles, domain names, and other source or business identifiers, whether or not registered, together with all goodwill symbolized by any of the foregoing, and all registrations, applications for registration, renewals and extensions of any of the foregoing.

                    (xxviii)    "Transactions" means the Merger and the other transactions contemplated by this Agreement, including the Share Issuance, the Subscription and all other agreements contemplated hereby.

                    (xxix)    "TSX" means the Toronto Stock Exchange.

 Index of Defined Terms

Acceptable Confidentiality Agreement	Section 5.4(d)
Action	Section 3.14
Adverse Recommendation Change	Section 5.4(f)
Affiliates	Section 8.15(a)
Agreement	Preamble
Anti-bribery Laws	Section 3.9(b)
Aralez Distribution	Section 8.15(b)(xiv)
Book-Entry Shares	Section 2.1(a)(iii)
BromSite Issue Letter	Section 6.3(f)
BromSite NDA	Section 5.17
BromSite Refusal Letter	Section 6.3(e)
Business Day	Section 8.15(b)(i)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.4
Change in Recommendation Notice	Section 5.4(i)
Closing	Section 1.3
Closing Date.	Section 1.3
Code	Section 8.15(b)(iii)
Company	Preamble
Company Acquisition Agreement	Section 5.4(a)
Company Acquisition Proposal	Section 5.4(a)
Company Board	Recitals
Company Board Recommendation	Section 3.21
Company Common Stock	Section 3.4(a)
Company Competing Transaction	Section 5.4(b)
Company Covenant Individuals	Section 5.1(b)(L)
Company Disclosure Schedule	ARTICLE III
Company Indemnified Party	Section 5.9(a)
Company Intellectual Property	Section 8.15(b)(iv)
Company Option	Section 2.3(a)
Company Organizational Documents	Section 3.1
Company Permits	Section 3.18
Company Plans	Section 3.16(a)
Company Preferred Stock	Section 3.4(a)
Company Proxy Statement	Section 3.13
Company SEC Documents	Section 3.7(a)
Company Specified Stockholders	Recitals
Company Stock Plans	Section 8.15(b)(v)
Company Stockholder Approval	Section 3.3
Company Stockholders	Recitals
Company Stockholders Meeting	Section 5.5(d)
Company Subsidiary Organizational Documents	Section 3.2
Company Superior Proposal	Section 5.4(e)
Company Warrants	Section 2.3(b)
Confidentiality Agreement	Section 5.3(d)
Consents	Section 5.6(a)
Continuing Employees	Section 5.19(a)
Contract	Section 3.17

control	Section 8.15(a)
controlled by	Section 8.15(a)
Copyrights	Section 8.15(b)(vi)
Damages	Section 5.20(f)
Debarred	Section 3.24(h)
DGCL	Section 1.2
Dissenting Shares	Section 2.5
Effective Time	Section 1.4
End Date	Section 7.1(c)
Environmental Laws	Section 3.19
Environmental Permit	Section 3.19
ERISA Affiliate	Section 8.15(b)(vii)
Event	Section 8.15(b)(xvi)
Exchange Act	Section 8.15(b)(viii)
Exchange Agent	Section 2.2(a)
Exchange Agent Agreement	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Exchange Ratio	Section 2.1(a)(iii)
Execution Date	Preamble
FDA	Section 8.15(b)(ix)
FDCA	Section 8.15(b)(x)
Fractional Share Cash Amount	Section 2.1(c)
GAAP	Section 3.7(a)
General Enforceability Exceptions	Section 3.3
Governmental Authority	Section 8.15(b)(x)
Hazardous Materials	Section 3.19
Indebtedness	Section 8.15(b)(xi)
Insurance Policies	Section 3.23
Intellectual Property	Section 8.15(b)(xii)
Intermediate Co. 1	Recitals
Intermediate Co. 2	Recitals
Intervening Event	Section 8.15(b)(xiii)
Knowledge	Section 8.15(b)(xv)
Law	Section 3.5(c)
Laws	Section 3.5(c)
Letter of Transmittal	Section 2.2(c)
Lien	Section 3.5(b)
Loan Agreement	Recitals
Material Adverse Effect	Section 8.15(b)(xvi)
Material Company Contract	Section 3.17(n)
Measurement Date	Section 3.4(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub	Preamble
Merger Sub Common Stock	Section 1.1
NASDAQ	Section 8.15(b)(xvii)
Negotiation Period	Section 5.4(i)
Notes	Recitals
Original Execution Date	Preamble
Original Merger Agreement	Preamble
Parent	Preamble

Parent Board	Recitals
Parent Common Shares	Section 4.4(a)
Parent Disclosure Schedule	ARTICLE IV
Parent Intellectual Property	Section 8.15(b)(xviii)
Parent Measurement Date	Section 4.4(a)
Parent Organizational Documents	Section 4.1
Parent Plans	Section 5.19(a)
Parent Preferred Shares	Section 4.4(a)
Parent Registration Statement	Section 3.13
Parent SEC Documents	Section 4.7(a)
Parent Stock Plans	Section 8.15(b)(xix)
Parent Subsidiary Organizational Documents	Section 4.2
Parties	Preamble
Party	Preamble
Patents	Section 8.15(b)(xx)
Permitted Lien	Section 8.15(b)(xxi)
person	Section 8.15(a)
PFIC	Section 5.20(a)
Pre-Acquisition Action	Section 5.20(d)
Pre-Acquisition Action Indemnitees	Section 5.20(f)
QEF Election	Section 5.20(a)
Registered IP	Section 8.15(b)(xxii)
Release	Section 8.15(b)(xxiii)
Representatives	Section 8.15(b)(xxiv)
SEC	Section 3.7(a)
Securities Act	Section 3.7(a)
Share Issuance	Recitals
SRO	Section 8.15(b)(xxv)
Subscription	Section 1.1
Subscription Shares	Section 1.1
Subsidiaries	Section 8.15(a)
Surviving Corporation	Section 1.2
Tail Cap	Section 5.9(b)
Tax Returns	Section 3.10(e)(i)
Taxes	Section 3.10(e)(ii)
Taxing Authority	Section 8.15(b)(xxvi)
Termination Fee	Section 7.2(b)
Trademarks	Section 8.15(b)(xxvii)
Transactions	Section 8.15(b)(xxvii)
TSX	Section 8.15(b)(xxix)
under common control with	Section 8.15(a)

[SIGNATURE PAGE FOLLOWS]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

INSITE VISION INCORPORATED
By:	/s/ Timothy Ruane
	Name: Title:	Timothy Ruane Chief Executive Officer
QLT INC.
By:	/s/ Geoffrey Cox
	Name: Title:	Geoffrey Cox Interim Chief Executive Officer
ISOTOPE ACQUISITION CORP.
By:	/s/ Glen Ibbott
	Name: Title:	Glen Ibbott President

[Signature Page to A&R Merger Agreement]

 ANNEX B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

         (a)    Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b)    Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

                         (1)    Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

                         (2)    Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

                                          a.    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                                          b.    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

                                          c.    Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

                                          d.    Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

                         (3)    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                         (4)    In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

         (c)    Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

         (d)    Appraisal rights shall be perfected as follows:

                         (1)    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

                         (2)    If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

         (e)    Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

         (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

         (g)    At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

         (h)    After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

         (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

         (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

         (k)    From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

         (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

 ANNEX C

June 7, 2015

Board of Directors
InSite Vision Incorporated
965 Atlantic Avenue
Alameda, CA 94501

Members of the Board of Directors:

Roth Capital Partners, LLC ("Roth" or "We") understands that InSite Vision Incorporated ("InSite", "Company" or "Isotope"), QLT, Inc. ("QLT", "Parent" or "Quest") and a wholly-owned indirect subsidiary of the Parent ("Merger Sub") propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated June 1, 2015 (the "Merger Agreement"), which provides among other things, for Merger Sub to be merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned indirect subsidiary of Parent. Pursuant to the Merger, (i) each share of common stock, par value $0.01 per share, of InSite ("Company Common Stock"), other than shares of such common stock held in treasury or shares held by QLT or its subsidiaries, will be converted into the right to receive 0.048 of a share ("Exchange Ratio") of QLT common stock ("Parent Common Stock"), (the "Merger Consideration"); and (ii) each Company warrant that is outstanding will either, at the option of the holder thereof, be exchanged for cash based on its Black-Scholes value, or be rolled over and become exercisable for Parent Common Stock after adjusting for the exercise price and underlying Parent Common Stock in accordance with the Exchange Ratio (together, "Aggregate Merger Consideration").

You have asked us to render our opinion on whether, as of the date hereof, the Merger Consideration to be issued by QLT is fair from a financial point of view to the current holders of InSite Common Stock.

For purposes of the opinion set forth herein, we have, among other things, reviewed the Merger Agreement and also:

  (i)
  reviewed certain publicly available business and financial information of InSite and QLT, that we assume to be prepared on a best practices basis and believe to be relevant to our inquiry;

  (ii)
  reviewed certain other financial and operating data, assuming such data was reasonably prepared on a best practices basis, concerning InSite and QLT;

  (iii)
  discussed the past and current operations, financial condition and prospects of InSite and QLT with management of InSite and the advisors to InSite and QLT, respectively;

  (iv)
  reviewed the reported prices and trading activity during the twelve month period ending June 4, 2015 of Company Common Stock;

  (v)
  reviewed the reported prices and trading activity for the twelve month period ending June 4, 2015 of Parent Common Stock;

InSite Vision Incorporated
June 7, 2015

  (vi)
  compared the financial performance of InSite and QLT with that of certain publicly traded companies we deemed relevant;

  (vii)
  compared certain financial terms of the Merger to financial terms, to the extent publicly available, of certain other business combination transactions we deemed relevant; and

  (viii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

We have also considered such other information, financial studies, analyses and investigations, and financial, economic and market criteria which we deemed relevant. The scope of our review and analyses is limited and nothing contained herein is intended to expand such scope except as expressly provided herein. We did not use any projected financial information provided from InSite or QLT.

In conducting our review and arriving at our opinion, with your consent, we have not independently verified, nor have we assumed responsibility or liability for independently verifying any of the foregoing information and we have assumed and relied upon such information being accurate and complete in all material respects, and we have further relied upon the express assurances of InSite management and the advisors of InSite and QLT that they, each respectively, are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any material respect. We relied on InSite management, as well as each company's advisors, to advise us if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with regard to any projections or the assumptions on which they were based and did not use any projections provided by InSite or QLT for performing our analyses. We have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities, including any ongoing litigation and administrative investigations, of either InSite or QLT, nor have we been furnished with any such valuation or appraisal. In addition, we have not assumed, with your express permission, any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of InSite or QLT.

In performing our analyses, with your consent, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of InSite. The analyses performed by us are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by us with respect to our opinion and do not form a part of this opinion.

We also have assumed, with your consent, that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement and in compliance with all applicable federal, state and local statutes, rules, regulations and ordinances, that the representations and warranties of each party, as qualified by each parties' disclosure schedules in the Merger Agreement are true and correct, that each party will perform on a timely basis all covenants and agreements required to be performed by such party under such agreement and that all conditions to the consummation of the Merger will be satisfied without waiver thereof. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Merger Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no modification, delay, limitation, restriction or condition will be imposed.

Our opinion only addresses whether the Merger Consideration payable pursuant to the Merger Agreement is fair, from a financial point of view, to the current holders of InSite Common Stock, and

InSite Vision Incorporated
June 7, 2015

our opinion does not in any manner address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger or otherwise. Our opinion also does not address the relative merits of the Merger as compared to any alternative business strategies that might exist for InSite, the underlying business decision of InSite to proceed with the Merger, or the effects of any other transaction in which InSite or QLT might engage. The issuance of this opinion was approved by an authorized internal committee. Our opinion is necessarily based on economic, market and other conditions as they exist and can be evaluated on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation (including the methodology thereof and the utilization or use of any blended or combined methodology), future performance or long-term viability of InSite or QLT. Further, we express no opinion as to what the value of the shares of Parent Common Stock actually will be upon consummation of the Merger or the prices at which shares of Parent Common Stock will trade at any time. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

We will receive a fee for our services upon notifying InSite management that we are prepared to deliver this letter. We will not receive any other payment or compensation contingent upon the consummation of the Merger. We may perform financial services for InSite or QLT and its affiliates in the future and, in such case, expect to receive customary fees for such services. InSite has agreed to indemnify us for certain liabilities and other items arising out our engagement.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Accordingly, we may have a conflict of interest with InSite by virtue thereof. For example, we and our affiliates may in the future provide investment banking and other financial services to InSite or QLT for which we and our affiliates would expect to receive compensation. We are a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates' own accounts and for the accounts of customers, equity securities, or other interests or securities of InSite or QLT, and, accordingly, may at any time hold a long or a short position in such securities. Specifically Ted Roth, our President and a member of our Board of Directors, owns 10,000 shares of common stock of the Company.

It is understood that this opinion is solely for the use and benefit of the Board of Directors of InSite (the "Board") (solely in its capacity as such) in connection with its evaluation of the financial terms of the Merger and may not be relied upon by any other person (including, without limitation, security holders of InSite) or used for any other purpose without our prior written consent in each instance. This opinion should not be construed as creating any fiduciary duty on Roth's part to any party. This opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other person as to how to act or vote with respect to any matter relating to the Merger, or as to the specific economic benefits that may ultimately be enjoyed by InSite or its shareholders as our opinion does not address the underlying business decisions of InSite to effect the Merger or the merits of any such transactions as opposed to our analysis. This opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Roth or any of its affiliates be made without our prior written consent except that this letter may be reproduced in its entirety, if required, in a proxy statement or other form filed by

InSite Vision Incorporated
June 7, 2015

the Company with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, provided that this letter is reproduced in such filing in full and that any description of or reference to us or summary of this letter in such filing will be in a form reasonably acceptable to us and our counsel. It is understood that we have no obligation to update this opinion as future events may change the underlying assumptions and analyses. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

On the basis of and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof and based on current market conditions that the Merger Consideration payable pursuant to the Merger Agreement is fair, from a financial point of view, to the current holders of InSite.

Very truly yours,

Roth Capital Partners, LLC

 ANNEX D

Form of Proxy Card

INSITE VISION INCORPORATED

965 ATLANTIC AVENUE
ALAMEDA, CALIFORNIA 94501

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF INSITE VISION
INCORPORATED FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON            , 2015

        The undersigned revokes all previous proxies, acknowledges receipt of the Notice of Special Meeting of InSite Stockholders to be held on                        , 2015 and the accompanying proxy statement/prospectus and appoints each of Timothy Ruane, Louis Drapeau and Lyle M. Bowman as proxies of with undersigned, with full power of substitution, to vote all shares of common stock of InSite Vision Incorporated (the "Company"), which the undersigned is entitled to vote, either on his or her own behalf or on behalf of any entity or entities, at the Special Meeting of Stockholders of the Company to be held at the principal executive offices of the Company, 965 Atlantic Avenue, Alameda, California, 94501 on                         , 2015 at 10:00 a.m., local time (the "Special Meeting"), and at any adjournment or postponement thereof, with the same force and effect as the undersigned might or could do if personally present thereat. The shares represented by this proxy shall be voted in the manner set forth on the reverse side.

        The Board of Directors of the Company recommends a vote FOR each proposal. This proxy, when properly executed, will be voted in the manner directed herein. THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2 AND 3 IF NO SPECIFICATION IS MADE.

(PLEASE DATE AND SIGN ON REVERSE SIDE)

INSITE VISION INCORPORATED 965 ATLANTIC AVENUE ALAMEDA, CA 94501	SUBMIT A PROXY BY INTERNET—www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern Time, the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site. You will be prompted to enter your 12-digit Control Number which is located below to obtain your records and to create an electronic voting instruction form.

SUBMIT A PROXY BY PHONE—1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern Time, the day before the cut-off date or meeting date. Have your proxy card in hand when you call. You will be prompted to enter your 12-digit Control Number which is located below and then follow the simple instructions the Vote Voice provides you.

SUBMIT A PROXY BY MAIL

Mark, sign, and date your proxy card and return it in the postage-paid envelope provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

INSITE VISION INCORPORATED

Vote on Proposal

1.	Adoption of the Agreement and Plan of Merger, dated June 8, 2015, as amended and restated as of July 16, 2015, by and among InSite Vision Incorporated, QLT Inc. and Isotope Acquisition Corp.
	☐ FOR	☐ AGAINST	☐ ABSTAIN
2.	The approval of a non-binding, advisory basis, the compensation payments that will or may be made by InSite to its named executive officers in connection with the Merger.
	☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	The adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement at the time of the special meeting.
	☐ FOR	☐ AGAINST	☐ ABSTAIN

        At the recommendation of the Board of Directors, the proxies are authorized to vote upon such other matters as may properly come before the Special Meeting or any adjournment or postponement thereof.

        Please sign where indicated below exactly as your name(s) is (are) shown on the stock certificate to which the proxy applies. If the shares are registered in the names of two or more persons, each should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title, as such. If a corporate, please sign in full corporate name by an authorized officer, or if a partnership, please sign in the partnership name by an authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

Signature	Date	Signature (Joint Owner)	Date

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

        Under Section 160 of the BCA, QLT may indemnify an eligible party including but not limited to a director or officer of QLT, a former director or officer of QLT or another individual who acts or acted at QLT's request as a director or officer, or an individual acting in a similar capacity, against all judgments, penalties or fines awarded or imposed in, or an amount paid in settlement of a proceeding in which a party or any of the heirs and personal or other legal representatives of the eligible party, by reason of such party having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation, to which the such party is or may be liable. Indemnification will be prohibited if (i) giving indemnity or paying expenses is or was prohibited in the memorandum or articles, (ii) if in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of QLT or, (iii) in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party's conduct in respect of which the proceeding was brought was lawful. The BCA also provides, under Section 162, that QLT may also advance moneys to a director, officer or other individual for costs, charges and expenses reasonably incurred in connection with such a proceeding; however, the individual must agree in writing to undertake that if it is ultimately determined that the payment of expenses is prohibited by either conditions (i), (ii) or (iii) above, the eligible party will repay the amounts advanced.

        QLT's articles provide that QLT shall indemnify, and pay expenses in advance of the final disposition of a proceeding of, a director or officer, a former director or officer or a person who acts or acted at QLT's requests as a director or officer, or in a similar capacity of another entity, and the heirs and person or other legal representatives of such a person, in accordance, and to the fullest extent and in all circumstances permitted by the BCA.

        QLT has entered into indemnification agreements with its officers and directors in respect of any legal claims or actions initiated against them in their capacity as officers and directors of QLT or QLT's subsidiaries in accordance with applicable law. These agreements include bearing the reasonable cost of legal representation in any legal or regulatory action in which they may become involved in their capacity as QLT's officers and directors. Pursuant to such indemnities, QLT bears the cost of the representation of certain officers and directors.

        QLT maintains insurance for certain liabilities incurred by its directors and officers in their capacity with QLT or its subsidiaries.

Item 21.    Exhibits and Financial Statements.

(a)
The exhibits listed below in the "Exhibit Index" are filed as part of, or are incorporated by reference in, the proxy statement/prospectus included in this registration statement.

Exhibit No.	Title
2.1	Agreement and Plan of Merger, dated June 8, 2015, as amended and restated as of July 16, 2015, among InSite Vision Incorporated, QLT Inc. and Isotope Acquisition Corp. (included as Annex A to the proxy statement/prospectus that is part of this registration statement)
3.1	Articles of QLT Inc. dated May 25, 2005 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by QLT Inc. on May 25, 2005)
5.1	Opinion of McCullough O'Connor Irwin LLP as to the validity of the QLT common shares
10.1	Voting Agreement, dated as of June 11, 2015, by and between QLT Inc. and Nicky V LLC
10.2	Voting Agreement, dated as of June 11, 2015, by and between QLT Inc. and Broadfin Healthcare Master Fund, LTD
21.1	Subsidiaries of QLT (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K of QLT Inc. filed on February 26, 2015)
23.1	Consent of Deloitte LLP with respect to QLT Inc.
23.2	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm with respect to InSite Vision Incorporated
24.1	Power of Attorney of Officers and Directors (included on the signature page of this registration statement)
99.1	Consent of Roth Capital Partners, LLC (included within Annex C)
99.2	Consent of McCullough O'Connor Irwin LLP (included within Exhibit 5.1)
99.3	Form of Proxy Card for InSite Vision Incorporated special meeting of stockholders (included as Annex D to the proxy statement/prospectus that is part of this registration statement)

Item 22.    Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (5)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (6)
  That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (7)
  That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  (8)
  That every prospectus (i) that is filed pursuant to paragraph (7) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that, for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (9)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (10)
  To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

  (11)
  To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 29th of July, 2015.

QLT INC.
By:	/s/ Geoffrey F. Cox
	Name:	Geoffrey F. Cox
	Title:	Director and Interim Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Geoffrey F. Cox, Director and Interim Chief Executive Officer, Glen Ibbott, Interim Chief Financial Officer, and Dori Assaly, Vice President, Legal Affairs and Corporate Secretary, and each of them, acting individually and without the other, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them individually, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement and power of attorney have been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Jason M. Aryeh Jason M. Aryeh	Chairman of the Board of Directors and Director	July 29, 2015
/s/ Geoffrey F. Cox Geoffrey F. Cox	Director and Interim Chief Executive Officer (Principal Executive Officer)	July 29, 2015
/s/ Glen Ibbott Glen Ibbott	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 29, 2015
/s/ John W. Kozarich John W. Kozarich	Director	July 29, 2015
/s/ Jeffrey A. Meckler Jeffrey A. Meckler	Director	July 29, 2015
/s/ Stephen L. Sabba Stephen L. Sabba	Director	July 29, 2015
/s/ John C. Thomas, Jr. John C. Thomas, Jr.	Director	July 29, 2015

EXHIBIT INDEX

Exhibit No.	Title
2.1	Agreement and Plan of Merger, dated June 8, 2015, as amended and restated as of July 16, 2015, among InSite Vision Incorporated, QLT Inc. and Isotope Acquisition Corp. (included as Annex A to the proxy statement/prospectus that is part of this registration statement)
3.1	Articles of QLT Inc. dated May 25, 2005 (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by QLT Inc. on May 25, 2005)
5.1	Opinion of McCullough O'Connor Irwin LLP as to the validity of the QLT common shares
10.1	Voting Agreement, dated as of June 11, 2015, by and between QLT Inc. and Nicky V LLC
10.2	Voting Agreement, dated as of June 11, 2015, by and between QLT Inc. and Broadfin Healthcare Master Fund, LTD
21.1	Subsidiaries of QLT (incorporated by reference to Exhibit 21 to the Annual Report on Form 10-K of QLT Inc. filed on February 26, 2015)
23.1	Consent of Deloitte LLP with respect to QLT Inc.
23.2	Consent of Burr Pilger Mayer, Inc., independent registered public accounting firm with respect to InSite Vision Incorporated
24.1	Power of Attorney of Officers and Directors (included on the signature page of this registration statement)
99.1	Consent of Roth Capital Partners, LLC (included within Annex C)
99.2	Consent of McCullough O'Connor Irwin LLP (included within Exhibit 5.1)
99.3	Form of Proxy Card for InSite Vision Incorporated special meeting of stockholders (included as Annex D to the proxy statement/prospectus that is part of this registration statement)

QuickLinks

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT
ADDITIONAL INFORMATION
ABOUT THIS PROXY STATEMENT/PROSPECTUS
Table of Contents
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING
SUMMARY
RISK FACTORS
THE MERGER
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES
THE MERGER AGREEMENT
SECURED NOTE
THE VOTING AGREEMENTS
INFORMATION ABOUT THE PARTIES
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF QLT
SELECTED QUARTERLY HISTORICAL FINANCIAL DATA OF QLT
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF INSITE
Consolidated Statements of Operations Data
Consolidated Balance Sheet Data
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Balance Sheet QLT Inc. and InSite Vision Incorporated As at March 31, 2015 (in thousands, except share data)
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive (Loss) Income QLT Inc. and InSite Vision Incorporated For the year ended December 31, 2014 (in thousands, except share and per share data)
Unaudited Pro Forma Condensed Combined Statement of Operations and Comprehensive Loss QLT Inc. and InSite Vision Incorporated For the three months ended March 31, 2015 (in thousands, except share and per share data)
COMPARATIVE PER SHARE MARKET PRICE DATA AND DIVIDEND INFORMATION
COMPARATIVE PER SHARE DATA
CONSOLIDATED CAPITALIZATION
OUTSTANDING SECURITIES OF QLT AND INSITE
THE BUSINESS OF QLT
THE BUSINESS OF INSITE
Principal DuraSite Products and Product Candidates Active Programs
Research and Development Cost by Program (in millions)
INSITE MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF INSITE
INSITE MANAGEMENT
INSITE EXECUTIVE OFFICER AND DIRECTOR COMPENSATION
Quantification of Change in Control and Termination Payments and Benefits to InSite's Executive Officers
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF INSITE
INSITE SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
APPRAISAL RIGHTS
MANAGEMENT OF AND OTHER INFORMATION REGARDING QLT
COMPARISON OF RIGHTS OF QLT SHAREHOLDERS AND INSITE STOCKHOLDERS
WHERE YOU CAN FIND MORE INFORMATION
LEGAL MATTERS
EXPERTS
THE SPECIAL MEETING
PROPOSAL 1: THE MERGER PROPOSAL
PROPOSAL 2: NON-BINDING ADVISORY VOTE ON COMPENSATION
PROPOSAL 3: ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING
OTHER MATTERS
INDEX TO FINANCIAL STATEMENTS
  Item 1. Financial Statements
INSITE VISION INCORPORATED CONDENSED CONSOLIDATED BALANCE SHEETS
INSITE VISION INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
INSITE VISION INCORPORATED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)
INSITE VISION INCORPORATED NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS March 31, 2015 (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INSITE VISION INCORPORATED CONSOLIDATED BALANCE SHEETS
INSITE VISION INCORPORATED CONSOLIDATED STATEMENTS OF OPERATIONS
INSITE VISION INCORPORATED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
INSITE VISION INCORPORATED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
INSITE VISION INCORPORATED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2014, 2013 and 2012
ANNEX A
  EXECUTION COPY
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER by and among INSITE VISION INCORPORATED, QLT INC. and ISOTOPE ACQUISITION CORP. Dated as of June 8, 2015, as amended and restated July 16, 2015
TABLE OF CONTENTS
AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER
ARTICLE I THE MERGER
ARTICLE II CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
ARTICLE V COVENANTS AND AGREEMENTS
ARTICLE VI CONDITIONS TO THE MERGER
ARTICLE VII TERMINATION
ARTICLE VIII MISCELLANEOUS
Index of Defined Terms
ANNEX B
SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
ANNEX C
ANNEX D
Form of Proxy Card
PART II: INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 20. Indemnification of Directors and Officers.
  Item 21. Exhibits and Financial Statements.
  Item 22. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX